Registration No.  33-             .

    As filed with the Securities and Exchange Commission on November 2, 1995


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                Pre-Effective Amendment No.  ___          [ ]
                Post-Effective Amendment No. ___          [ ]
                        (Check appropriate box or boxes)


               Exact name of Registrant as Specified in Charter:

                     FIRST AMERICAN INVESTMENT FUNDS, INC.

                        Area Code and Telephone Number:

                                 (610) 254-1924

                    Address of Principal Executive Offices:

                            680 East Swedesford Road
                           Wayne, Pennsylvania 19087

                     Name and Address of Agent for Service:

                                  David G. Lee
                              c/o SEI Corporation
                            680 East Swedesford Road
                           Wayne, Pennsylvania 19087

                                    Copy to:

             Kathryn L. Stanton, Esq.        James D. Alt, Esq.
             SEI Corporation                 Dorsey & Whitney P.L.L.P.
             680 East Swedesford Road        220 South Sixth Street
             Wayne, Pennsylvania 19087       Minneapolis, Minnesota  55402

                 Approximate Date of Proposed Public Offering:
As soon as possible following the effective date of this Registration Statement.
 It is proposed that this filing become effective on December 2, 1995 (30 days after filing) pursuant to Rule 488.
______________________________________________________________________________

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. Registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Registrant filed its Rule 24f-2 Notice on November 16, 1994 for its fiscal year ended September 30, 1994.

                     FIRST AMERICAN INVESTMENT FUNDS, INC.

                      REGISTRATION STATEMENT ON FORM N-14

                             CROSS REFERENCE SHEET
                          (as required by Rule 481(a))


PART A OF FORM N-14                                                            PROSPECTUS/PROXY STATEMENT CAPTION

1    Beginning of Registration Statement and Outside Front Cover Page of
     Prospectus ...........................................................    Cross Reference Sheet and Cover Page

2.   Beginning and Outside Back Cover Page of Prospectus ..................    Table of Contents

3.   Synopsis Information and Risk Factors ................................    Summary; Risk Factors

4.   Information about the Transaction ....................................    Summary; Information About the
                                                                               Reorganization; Voting Information

5.   Information about the Registrant .....................................    Inside Front Cover (Incorporation by
                                                                               Reference); Summary; Information About
                                                                               the Acquired Fund and the Acquiring Fund

6.   Information about the Company being Acquired .........................    Inside Front Cover (Incorporation by
                                                                               Reference); Summary; Information About
                                                                               the Acquired Fund and the Acquiring Fund

7.   Voting Information ...................................................    Summary; Information About the Reorganization;
                                                                               Voting Information

8.   Interest of Certain Persons and Experts ..............................    Voting Information

9.   Additional Information ...............................................    Not Applicable


                                                                               STATEMENT OF ADDITIONAL
PART B OF FORM N-14                                                            INFORMATION CAPTION

10.  Cover Page ...........................................................    Cover Page

11.  Table of Contents ....................................................    Not Applicable

12.  Additional Information about the Registrant ..........................    Cover Page (Incorporation by Reference)

13.  Additional Information about the Company Being Acquired ..............    Cover Page (Incorporation by Reference)

14.  Financial Statements .................................................    Cover Page (Incorporation by Reference)


PART C OF FORM N-14

Information required to be included in Part C is set forth under the appropriate item in Part C of this Registration Statement.




                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                      REGISTRATION STATEMENT ON FORM N-14


                                     PART A


                               PRESIDENT'S LETTER

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           PROSPECTUS/PROXY STATEMENT

CURRENT RETAIL CLASS PROSPECTUS OF STOCK FUND AND LIMITED VOLATILITY STOCK FUND

              CURRENT INSTITUTIONAL CLASS PROSPECTUS OF STOCK FUND
                       AND LIMITED VOLATILITY STOCK FUND

          ANNUAL REPORT OF FAIF FOR THE YEAR ENDED SEPTEMBER 30, 1994





FIRST AMERICAN INVESTMENT FUNDS, INC.                          December 18, 1995




To the Shareholders of Limited Volatility Stock Fund:

     Enclosed with this letter is a proxy voting ballot, a Prospectus/Proxy Statement and related information concerning a Special Meeting of Shareholders of the Limited Volatility Stock Fund of First American Investment Funds, Inc. ("FAIF") to be held on Monday, January 22, 1996. The purpose of this Special Meeting is to submit to shareholders of Limited Volatility Stock Fund a proposal to combine that Fund with and into FAIF's Stock Fund by means of the reorganization described in the Prospectus/Proxy Statement.

     If the proposed combination of Funds is approved, you will receive the same class of shares in Stock Fund that you currently hold in Limited Volatility Stock Fund. The exchange of shares will take place on the basis of the relative net asset values per share of the respective classes of the two Funds. Investment advisory fees, sales charges, and Rule 12b-1 distribution and shareholder servicing fees all will remain unchanged.

     At September 30, 1995, Limited Volatility Stock Fund had net assets of only approximately $17 million, while Stock Fund had net assets of approximately $333 million. As described in the Prospectus/Proxy Statement, FAIF's Board of Directors believes that the proposed combination of Funds is in the best interests of Limited Volatility Stock Fund shareholders because, among other things, it is expected to lower the total expense ratio experienced by such shareholders (before fee waivers, if any) due to the economies of scale associated with becoming part of a larger Fund.

     Although the investment objectives of the two Funds are similar in that both seek capital appreciation and income, shareholders should carefully consider both the similarities and the differences between the two Funds. These similarities and differences, as well as other important information concerning the proposed combination of Funds, are described in detail in the Prospectus/Proxy Statement, which you are encouraged to review carefully. If you have any additional questions, please call your account administrator, investment sales representative, or FAIF directly at 1-800-637-2548.

     FAIF's Board of Directors has approved the proposed combination of Funds and recommends it for your approval. I encourage you to vote in favor of the proposal, and ask that you please send your completed proxy ballot in as soon as possible to help save the cost of additional solicitations. As always, we thank you for your confidence and support.


Sincerely,



David G. Lee
President




                         LIMITED VOLATILITY STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                            680 EAST SWEDESFORD ROAD
                              WAYNE, PENNSYLVANIA
                                 (800) 637-2548
                            ________________________

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD JANUARY 22, 1996

                                                               December 18, 1995
To the Shareholders of Limited Volatility Stock Fund:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Limited Volatility Stock Fund (the "Acquired Fund"), a separately managed series of First American Investment Funds, Inc. ("FAIF") will be held at 10:00 a.m., Eastern time, on Monday, January 22, 1996, at the offices of SEI Corporation, 680 East Swedesford Road, Wayne Pennsylvania, First Floor, Management Conference Room. The purpose of the special meeting is as follows:

     1. To consider and vote on a proposed Agreement and Plan of Reorganization (the "Plan") providing for (a) the acquisition of all of the assets and the assumption of all liabilities of the Acquired Fund by Stock Fund (the "Acquiring Fund"), a separately managed series of FAIF, in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders. Under the Plan, Acquired Fund shareholders will receive the same class of shares of the Acquiring Fund that they held in the Acquired Fund, having a net asset value equal as of the effective time of the Plan to the net asset value of their Acquired Fund shares. A vote in favor of the Plan will be considered a vote in favor of an amendment to the articles of incorporation of FAIF required to effect the reorganization contemplated by the Plan.

     2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

     Even if Acquired Fund shareholders vote to approve the Plan, consummation of the Plan is subject to certain other conditions. See "Information About the Reorganization -- Plan of Reorganization" in the attached Prospectus/Proxy Statement.

     THE BOARD OF DIRECTORS OF FAIF RECOMMENDS APPROVAL OF THE PLAN.

     The close of business on December 11, 1995 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE RESPECTFULLY ASK FOR YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY. If you are present at the meeting, you may then revoke your proxy and vote in person, as explained in the Prospectus/Proxy Statement in the section entitled "Voting Information."

                                           By Order of the Board of Directors,



                                           MICHAEL J. RADMER
                                           Secretary




                           PROSPECTUS/PROXY STATEMENT
                            DATED DECEMBER 18, 1995

                          ACQUISITION OF THE ASSETS OF

                         LIMITED VOLATILITY STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                            680 EAST SWEDESFORD ROAD
                           WAYNE, PENNSYLVANIA 19087
                                 (800) 637-2548

                        BY AND IN EXCHANGE FOR SHARES OF

                                   STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                            680 EAST SWEDESFORD ROAD
                           WAYNE, PENNSYLVANIA 19087
                                 (800) 637-2548

     This Prospectus/Proxy Statement is being furnished to the shareholders of Limited Volatility Stock Fund (the "Acquired Fund"), a separately managed series of First American Investment Funds, Inc. ("FAIF"), in connection with a special meeting (the "Meeting") of the shareholders of the Acquired Fund to be held at the offices of SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania on Monday, January 22, 1996, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. This Prospectus/Proxy Statement is first being mailed to shareholders of the Acquired Fund on or about December 18, 1995. Information concerning the voting rights of each Acquired Fund shareholder is set forth under "Voting Information" below. Directors and officers of FAIF and employees of SEI Financial Management Company, the administrator for the Acquired Fund, may, without cost to the Acquired Fund, solicit proxies for management of the Acquired Fund by means of mail, telephone, or personal calls. Persons holding shares as nominees will, upon request, be reimbursed for their reasonable expenses incurred in sending proxy soliciting materials on behalf of the Board of Directors to their principals.

     As set forth in the Notice of Special Meeting of Shareholders, this Prospectus/Proxy Statement relates to a proposed Agreement and Plan of Reorganization (the "Plan") providing for (i) the acquisition of all the assets and the assumption of all liabilities of the Acquired Fund by Stock Fund (the "Acquiring Fund"), a separately managed series of FAIF, in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund, and (ii) the liquidation of the Acquired Fund and the pro rata distribution of its holdings of Acquiring Fund shares to Acquired Fund shareholders. The Acquired Fund and the Acquiring Fund are sometimes referred to herein, individually, as a "Fund," or together, as the "Funds." A vote in favor of the Plan will be considered a vote in favor of an amendment to the articles of incorporation of FAIF required to effect the reorganization contemplated by the Plan.

     As a result of the transactions contemplated by the Plan (collectively, the "Reorganization"), each shareholder of the Acquired Fund will receive Acquiring Fund shares of the same class that he or she held in the Acquired Fund, with a net asset value equal at the effective time of the Reorganization to the net asset value of the shareholder's Acquired Fund shares at such time. The Reorganization is being structured as a tax-free reorganization so that no income, gain or loss will be recognized by the Acquired Fund or its shareholders as a result thereof (except that the Acquired Fund contemplates that it will make a distribution, immediately prior to the Reorganization, of all of its net income and net realized capital gains, if any, not previously distributed, and this distribution will be taxable to Acquired Fund shareholders subject to taxation). The shareholders of the Acquired Fund are being asked to vote on the proposed Plan and Reorganization at the Meeting.

     In addition to the approval of the Plan and Reorganization by Acquired Fund shareholders, the consummation of the Reorganization is subject to certain other conditions. See "Information About the Reorganization -- Plan of
Reorganization."

     FAIF, of which the Acquired Fund and the Acquiring Fund are separate series, is an open-end management investment company. The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek capital appreciation and income.
Specifically:

     * The Acquired Fund has a primary objective of maximizing total return (capital appreciation plus income) within the constraint of controlling the volatility of the Acquired Fund to a level below that of the major market indices such as the S&P 500 and the Dow Jones Industrial Average. In this respect, the Acquired Fund seeks to maintain a five year historical performance relative to the S&P 500 at a beta level no greater than .95. A secondary objective of the Acquired Fund is to provide current income at a level that exceeds that of the S&P 500.

     * The Acquiring Fund has a primary objective of capital appreciation. A secondary objective of the Acquiring Fund is to provide current income.

In addition, the investment policies of the Acquired Fund and the Acquiring Fund are substantially identical. Under normal market conditions, both Funds invest at least 80% of their total assets in equity securities (and at least 65% in common stocks) diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. Both Funds also are permitted to invest up to 20% of their total assets in the aggregate in equity securities of issuers with a market capitalization of less than $500 million and in specified kinds of fixed income securities which are the same for both Funds. Moreover, the fundamental and non-fundamental investment restrictions applicable to the two Funds are substantially similar. The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions."

     Based on the historical performance and current portfolio composition of the respective Funds, the Funds' investment adviser expects that the level of net investment income of the respective classes of Acquiring Fund shares issued in the Reorganization will be somewhat lower than the historical level of net investment income on the respective classes of Acquired Fund shares and somewhat lower than the dividend yield of the S&P 500. However, during the five years ended September 30, 1995, the Acquiring Fund met the Acquired Fund's investment objective with respect to volatility. See "Summary -- Investment Objectives, Policies and Restrictions" herein.

     First Bank National Association ("FBNA" or the "Manager") serves as the investment adviser to both the Acquired Fund and the Acquiring Fund.

     This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the proposed Plan and Reorganization and about the Acquiring Fund and its affiliates that each Acquired Fund shareholder should know prior to voting on the proposed Plan and Reorganization.


                           INCORPORATION BY REFERENCE

     The documents listed in items 1 and 2 below, which have been filed with the Securities and Exchange Commission (the "Commission"), are incorporated herein by reference to the extent noted below. A Statement of Additional Information dated December 18, 1995 relating to this Prospectus/Proxy Statement has been filed with the Commission and is also incorporated by reference into this Prospectus/Proxy Statement. A copy of the Statement of Additional Information, and of the documents listed in items 3 and 4 below, is available upon request and without charge by writing to SEI Financial Services Company, 680 East Swedesford Road, Wayne, Pennsylvania 19087 or by calling (800) 637-2548. The documents listed in items 2, 3 and 4 below are incorporated by reference into the Statement of Additional Information and will be provided with any copy of the Statement of Additional Information which is requested. Any documents requested will be sent within one business day of receipt of the request by first class mail or other means designed to ensure equally prompt delivery.

     1. The Retail Class Prospectus dated January 31, 1995 and the Institutional Class Prospectus dated January 31, 1995 of the Acquiring Fund and the Acquired Fund are incorporated herein in their entirety by reference, and a copy of each accompanies this Prospectus/Proxy Statement.

     2. The "Portfolio Performance Discussion" for the Acquiring Fund set forth at page 11 of FAIF's Annual Report for the year ended September 30, 1994 is incorporated herein by reference, and a copy of such Annual Report accompanies this Prospectus/Proxy Statement. Such Annual Report, as it relates to the Retail Classes and the Institutional Class of the Acquiring Fund (the Acquired Fund not having commenced operations during such period), is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

     3. The Statement of Additional Information dated January 31, 1995 of FAIF, as it relates to the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund, is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

     4. The Semi-Annual Report of FAIF for the six months ended March 31, 1995, as it relates to the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund, is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

Also accompanying and attached to this Prospectus/Proxy Statement as Exhibit A is a copy of the Plan for the proposed Reorganization.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.



                                    SUMMARY

     This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Prospectuses and Statement of Additional Information of FAIF relating to the Acquiring Fund and the Acquired Fund, each dated January 31, 1995, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A. Acquired Fund shareholders should review the accompanying documents carefully in connection with their review of this Prospectus/Proxy Statement.

PROPOSED REORGANIZATION

     The Plan provides for (i) the acquisition of all of the assets and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund and (ii) the liquidation of the Acquired Fund and the pro rata distribution of its holdings of Acquiring Fund shares to Acquired Fund shareholders as of the effective time of the Reorganization (the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern Time, on January 31, 1996, or such later date as provided for in the Plan) (such time and date, the "Effective Time"). The value of the Acquired Fund assets and liabilities to be acquired by the Acquiring Fund, and the value of the Acquiring Fund shares to be exchanged therefor, will be computed as of the Effective Time. As a result of the Reorganization, each shareholder of the Acquired Fund will receive Acquiring Fund shares of the same class that he or she held in the Acquired Fund, with a net asset value equal to the net asset value of the shareholder's Acquired Fund shares as of the Effective Time. See "Information About the Reorganization."

     For the reasons set forth below under "Information About the Reorganization -- Reasons for the Reorganization," the Board of Directors of FAIF, including all of the "non-interested" Directors, as that term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of Acquired Fund's existing shareholders would not be diluted as a result of the transactions contemplated by the Reorganization. Therefore, the Board of Directors has approved the Reorganization and has submitted the Plan for approval by Acquired Fund shareholders.

     The Board of Directors of FAIF has also concluded that the Reorganization would be in the best interests of the Acquiring Fund's existing shareholders and has therefore approved the Reorganization on behalf of the Acquiring Fund.

     Approval of the Plan and Reorganization will require the affirmative vote of a majority of the outstanding shares of each class of the Acquired Fund, voting as separate classes.

TAX CONSEQUENCES

     Prior to completion of the Reorganization, FAIF, on behalf of the Acquired Fund, will have received from counsel an opinion that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of Acquiring Fund shares that are received by each Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the Acquired Fund shares previously held by such shareholders. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization. See "Information About the Reorganization -- Federal Income Tax Consequences."

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

     The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek capital appreciation and income. Specifically:

     * The Acquired Fund has a primary objective of maximizing total return (capital appreciation plus income) within the constraint of controlling the volatility of the Acquired Fund to a level below that of the major market indices such as the S&P 500 and the Dow Jones Industrial Average. In this respect, the Acquired Fund seeks to maintain a five year historical performance relative to the S&P 500 at a beta level no greater than .95. A secondary objective of the Acquired Fund is to provide current income at a level that exceeds that of the S&P 500.

     * The Acquiring Fund has a primary objective of capital appreciation. A secondary objective of the Acquiring Fund is to provide current income.

In addition, the investment policies of the Acquired Fund and the Acquiring Fund are substantially identical. Under normal market conditions, both Funds invest at least 80% of their total assets in equity securities (and at least 65% in common stocks) diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. Both Funds also are permitted to invest up to 20% of their total assets in the aggregate in equity securities of issuers with a market capitalization of less than $500 million and in specified kinds of fixed income securities which are the same for both Funds. Moreover, the fundamental and non-fundamental investment restrictions applicable to the two Funds are substantially similar. The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions."

     Based on the historical performance and current portfolio composition of the respective Funds, the Funds' investment adviser expects that the level of net investment income of the respective classes of Acquiring Fund shares issued in the Reorganization will be somewhat lower than the historical level of net investment income on the respective classes of Acquired Fund shares and somewhat lower than the dividend yield of the S&P 500. The following table sets forth the annualized ratio of net investment income to average net assets for the respective classes of the two Funds for the period ended September 30, 1995:

                             NET INVESTMENT INCOME

                                       ACQUIRED FUND   ACQUIRING FUND

                  Class A                    *              1.89%
                  Class B                    *              1.10%
                  Class C                   2.75%           2.10%


     * No Class A or Class B shares of the Acquired Fund were outstanding during this period.

At September 30, 1995 the dividend yield of the S&P 500 was 2.3%, based on that day's closing prices. Shareholders should recognize that net investment income is only one component of a fund's total return. For the year ended September 30, 1995, the total return of the Acquired Fund and the Acquiring Fund were as follows:

                                 TOTAL RETURN*

                                       ACQUIRED FUND   ACQUIRING FUND

                  Class A                   **             25.26%
                  Class B                   **             24.20%
                  Class C                 21.93%           25.50%


     * Returns, excluding sales charges, are for the period indicated and have not been annualized. The Acquired Fund was not in operation for the entire period.

     ** No Class A or Class B shares of the Acquired Fund were outstanding during this period.

     Inasmuch as the Acquired Fund only commenced operations on November 15, 1994, its beta level cannot be compared with the five year historical beta of the S&P 500. The five year historical beta level of the Acquiring Fund relative to the S&P 500 for the period ended September 30, 1995 was approximately 0.7. Thus, during this five-year period the Acquiring Fund met the Acquired Fund's investment objective with respect to volatility.

     The Semi-Annual Report of FAIF for the six months ended March 31, 1995, referred to above under "Incorporation by Reference," provides information concerning the percentages of the respective Funds' assets invested in various industries at March 31, 1995.

FEES AND EXPENSES

     The Acquired Fund and the Acquiring Fund each have agreements with the Manager pursuant to which they pay the Manager investment advisory fees for managing their respective investment portfolios. The investment advisory fees for the two Funds accrue at the same rate, equal to an annual rate of 0.70% of the applicable Fund's average daily assets. Investment advisory fees therefore will remain unchanged as a result of the Reorganization.

     The Acquired Fund and the Acquiring Fund both offer shares in three classes: Class A, Class B, and Class C. Class A shares and Class B shares are sometimes referred to collectively as "Retail Class" shares, and Class C shares sometimes are referred to as "Institutional Class" shares. With respect to both Funds, these classes are subject to the following charges:

     * Class A shares of both the Acquired Fund and the Acquiring Fund are subject to a front-end sales charge of 4.50%. The front-end sales charge on Class A shares of both Funds is waived in full on purchases of $1 million or more, but a 1% deferred sales charge is collected if shares subject to such a waiver are sold within 24 months after purchase. No Class A shares of either Fund are subject to any other contingent deferred sales charge or other sales charges or to any redemption fee. Class A shares of both Funds are subject to distribution fees equaling 0.25% per annum of average daily net assets under FAIF's Rule 12b-1 plan of distribution, which is a compensation-type plan.

     * Class B shares of both the Acquired Fund and the Acquiring Fund are subject to no front-end sales charge. Class B shares of both Funds are subject to a contingent deferred sales charge declining from 5% in the first year following purchase to 0% after six years and to Rule 12b-1 distribution and shareholder servicing fees of 1.00% per annum of average daily net assets under compensation-type plans. Eight years after purchase, Class B shares of both Funds automatically convert to Class A shares.

     * Class C shares of both the Acquired Fund and the Acquiring Fund are subject to no front-end, contingent deferred or other sales charges, no redemption fee and no Rule 12b-1 distribution or shareholder servicing fees.

As described below, in the Reorganization Class A shares of the Acquired Fund will be exchanged for Class A shares of the Acquiring Fund, Class B shares will be exchanged for Class B shares, and Class C shares will be exchanged for Class C shares. Therefore, sales charges, Rule 12b-1 fees and shareholder servicing fees will remain unchanged as a result of the Reorganization. In addition, the Plan provides that former holders of Acquired Fund Class B shares who receive Acquiring Fund Class B shares in the Reorganization will receive credit for the period they held Acquired Fund Class B shares in applying the six-year step-down of the contingent deferred sales charge on Acquiring Fund Class B shares and in determining the date upon which such shares convert to Acquiring Fund Class A shares. Similarly, the Plan provides that in applying the 24-month 1% deferred sales charge on purchases of Class A shares with respect to which the front-end sales charge was waived, credit will be given for the period a former Acquired Fund shareholder who is subject to such a deferred sales charge held his or her shares.

     Through January 31, 1996, the Manager is waiving its advisory fee to the extent that total fund expenses exceed the following percentages of average net assets of the respective Funds and classes on a per annum basis:

                                   Class  A      Class  B      Class C
        Acquired Fund                1.00%         1.75%        0.75%
        Acquiring  Fund              1.05%         1.80%        0.80%

The Manager has not agreed to waive advisory fees in any set amount after January 31, 1996, which is the earliest date upon which the Reorganization can take effect. The Manager has represented, however, that if any such waiver is made after such date and if the proposed Reorganization is not completed, the Manager intends that the total expense "caps" thereunder would be the same for the Acquired Fund and the Acquiring Fund. Therefore, in no event will the holders of Acquired Fund shares become subject to a less advantageous total expense "cap" as a result of the proposed Reorganization.


PRO FORMA FEES AND EXPENSES

     The following tables are intended to assist Acquired Fund shareholders of the respective classes in understanding the various costs and expenses (expressed as a percentage of average net assets) (i) that such shareholders currently bear as Acquired Fund shareholders (under the "Acquired Fund" column);
(ii) that shareholders of the Acquiring Fund currently bear (under the "Acquiring Fund" column); and (iii) that such shareholders can expect to bear as Acquiring Fund shareholders after the Reorganization is consummated (under the "Pro Forma" column). The following tables are as of September 30, 1995.

                        CLASS A SHARES FEES AND EXPENSES

                                              ACQUIRED  ACQUIRING
                                                FUND      FUND     PRO FORMA
     SHAREHOLDER TRANSACTION EXPENSES
     Maximum sales load imposed on purchases (as a
       percentage of offering  price)(1)         4.50%     4.50%     4.50%
     Maximum sales load imposed on
       reinvested dividends                      None      None      None
     Deferred sales load(1)                      None      None      None
     Redemption fees                             None      None      None
     Exchange fees                               None      None      None

     ANNUAL FUND OPERATING EXPENSES
      (AS A PERCENTAGE OF AVERAGE NET ASSETS)
     Investment advisory fees (after voluntary
       fee waivers and reimbursements(2)         0.24%     0.57%     0.57%
     Rule 12b-1 fees (after voluntary
       waivers)(2)                               0.25%     0.25%     0.25%
     Other expenses(2)                           0.51%     0.23%     0.23%
     Total fund operating expenses
       (after voluntary fee waivers and
       reimbursements)(2)                        1.00%     1.05%     1.05%

     EXAMPLE(3)
     You would pay the following expenses on a $1,000 investment, assuming (i) the maximum applicable sales charge; (ii) a 5% annual return; and (iii) redemption at the end of each time period:

     1 year                                      $ 55      $ 55      $ 55
     3 years                                     $ 75      $ 77      $ 77
     5 years                                     $ 98      $100      $100
     10 years                                    $162      $167      $167


(1) The rules of the Securities and Exchange Commission require that the maximum sales charge be reflected in the above table. However, certain investors may qualify for reduced sales charges. Purchases of $1 million or more of Class A Shares are not subject to an initial sales charge, but a contingent deferred sales charge of 1.00% is imposed in the case of redemption within 24 months following the purchase.

(2) Total fund operating expenses are based on fee waivers which expire January 31, 1996. See "-- Fees and Expenses" above. Absent any fee waivers, investment advisory fees as an annualized percentage of average daily net assets would be 0.70% (Acquired Fund), 0.70% (Acquiring Fund), and 0.70% (Pro Forma); Rule 12b-1 fees would be 0.25% (Acquired Fund), 0.25% (Acquiring Fund), and 0.25% (Pro Forma); and total fund operating expenses would be 1.46% (Acquired Fund), 1.19% (Acquiring Fund), and 1.19% (Pro Forma). Other expenses includes an administration fee and is based on estimated amounts for the current fiscal year.

(3) Absent fee waivers and reimbursements, the respective dollar amounts for the 1, 3, 5, and 10-year periods would be $59, $89, $121, and $212 (Acquired Fund); $57, $81, $107, and $183 (Acquiring Fund); and $57, $81, $107, and $183 (Pro Forma).

                        CLASS B SHARES FEES AND EXPENSES

                                                   ACQUIRED  ACQUIRING
                                                     FUND      FUND    PRO FORMA

     SHAREHOLDER TRANSACTION EXPENSES
     Maximum sales load imposed on purchases
       (as a percentage of offering price)           None      None      None
     Maximum sales load imposed on reinvested
       dividends                                     None      None      None
     Maximum contingent deferred sales charge
       (as a percentage of original purchase
       price or redemption proceeds, as applicable)  5.00%     5.00%     5.00%
     Redemption fees                                 None      None      None
     Exchange fees                                   None      None      None

     ANNUAL FUND OPERATING EXPENSES
      (AS A PERCENTAGE OF AVERAGE NET ASSETS)
     Investment advisory fees (after voluntary
       fee waivers and reimbursements(1)             0.24%     0.57%     0.57%
     Rule 12b-1 fees                                 1.00%     1.00%     1.00%
     Other expenses(1)                               0.51%     0.23%     0.23%
     Total fund operating expenses
       (after voluntary fee waivers and
       reimbursements)(1)                            1.75%     1.80%     1.80%

     EXAMPLE (ASSUMING REDEMPTION)(2)
     You would pay the following expenses on a $1,000 investment, assuming (i) a 5% annual return; (ii) redemption at the end of each time period; and (iii) payment of the maximum applicable contingent deferred sales charge of 5% in year 1, 4% in year 3, 2% in year 5, and automatic conversion to Class A shares at the end of year 8:

     1 year                                          $ 68      $ 68      $ 68
     3 years                                         $ 95      $ 97      $ 97
     5 years                                         $115      $117      $117
     10 years                                        $186      $192      $192

     EXAMPLE (ASSUMING NO REDEMPTION)(3)
     You would pay the following expenses on the same investment, assuming no redemption:

     1 year                                          $ 18      $ 18      $ 18
     3 years                                         $ 55      $ 57      $ 57
     5 years                                         $ 95      $ 97      $ 97
     10 years                                        $186      $192      $192


(1) Total fund operating expenses are based on fee waivers which expire January 31, 1996. See "-- Fees and Expenses" above. Absent any fee waivers, investment advisory fees as an annualized percentage of average daily net assets would be 0.70% (Acquired Fund), 0.70% (Acquiring Fund), and 0.70% (Pro Forma); and total fund operating expenses would be 2.21% (Acquired
     Fund), 1.94% (Acquiring Fund), and 1.94% (Pro Forma). Other expenses includes an administration fee and is based on estimated amounts for the current fiscal year.

(2) Absent fee waivers and reimbursements, the respective dollar amounts for the 1, 3, 5, and 10-year periods would be $72, $109, $138, and $235 (Acquired Fund); $70, $101, $125, and $207 (Acquiring Fund); and $70, $101,
     $125, and $207 (Pro Forma).

(3) Absent fee waivers and reimbursements, the respective dollar amounts for the 1, 3, 5, and 10-year periods would be $22, $69, $118, and $235 (Acquired Fund); $20, $61, $105, and $207 (Acquiring Fund); and $20, $61, $105, and $207 (Pro Forma).

                        CLASS C SHARES FEES AND EXPENSES

                                                   ACQUIRED  ACQUIRING
                                                     FUND      FUND    PRO FORMA
     SHAREHOLDER TRANSACTION EXPENSES
     Maximum sales load imposed on purchases (as a
       percentage of offering  price)                None      None      None
     Maximum sales load imposed on reinvested
       dividends                                     None      None      None
     Deferred sales load                             None      None      None
     Redemption fees                                 None      None      None
     Exchange fees                                   None      None      None

     ANNUAL FUND OPERATING EXPENSES
      (AS A PERCENTAGE OF AVERAGE NET ASSETS)
     Investment advisory fees (after voluntary fee
       waivers and reimbursements(1)                 0.24%     0.57%     0.57%
     Rule 12b-1 fees                                 None      None      None
     Other expenses(1)                               0.51%     0.23%     0.23%
     Total fund operating expenses (after voluntary
       fee waivers and reimbursements)(1)            0.75%     0.80%     0.80%

     EXAMPLE (ASSUMING REDEMPTION)(2)
     You would pay the following expenses on a $1,000 investment, assuming (i) a 5% annual return, and (ii) redemption at the end of each time period:

     1 year                                         $   8     $   8     $   8
     3 years                                        $  24     $  26     $  26
     5 years                                        $  42     $  44     $  44
     10 years                                       $  93     $  99     $  99



(1) Total fund operating expenses are based on fee waivers which expire January 31, 1996. See "-- Fees and Expenses" above. Absent any fee waivers, investment advisory fees as an annualized percentage of average daily net assets would be 0.70% (Acquired Fund), 0.70% (Acquiring Fund), and 0.70% (Pro Forma); and total fund operating expenses would be 1.21% (Acquired
     Fund), 0.94% (Acquiring Fund), and 0.94% (Pro Forma). Other expenses includes an administration fee and is based on estimated amounts for the current fiscal year.

(2) Absent fee waivers and reimbursements, the respective dollar amounts for the 1, 3, 5, and 10-year periods would be $12, $38, $66, and $147 (Acquired
     Fund); $10, $30, $52, and $115 (Acquiring Fund); and $10, $30, $52, and
     $115 (Pro Forma).

PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

     Class A and Class B shares of the Acquiring Fund received by Acquired Fund shareholders in the Reorganization will be subject to the same purchase, exchange and redemption procedures that currently apply to Class A and Class B shares of the Acquired Fund. These procedures are discussed in the Retail Class Prospectus of the Acquired Fund and the Acquiring Fund which accompanies this Prospectus/Proxy Statement under the headings "Investing in the Funds" and "Redeeming Shares."

     Class C shares of the Acquiring Fund received by Acquired Fund shareholders in the Reorganization will be subject to the same purchase, exchange and redemption procedures that currently apply to Class C shares of the Acquired Fund. These procedures are discussed in the Institutional Class Prospectus of the Acquired Fund and the Acquiring Fund which accompanies this Prospectus/Proxy Statement under the heading "Purchases and Redemptions of Shares."


DIVIDENDS AND DISTRIBUTIONS

     Dividends are declared daily and paid monthly with respect to both the Acquired Fund and the Acquiring Fund. Distributions of any net realized long-term capital gains are made at least once every twelve months with respect to both Funds. Dividends and distributions for each Fund are automatically reinvested in additional shares of the Fund unless cash payments are requested by contacting the Fund.

SHAREHOLDER VOTING RIGHTS

     Class A, Class B and Class C shares of both Funds are treated as separate classes of shares issued by the respective Funds. Class A, Class B and Class C shares within a Fund vote together as a single class on most issues, such as election of directors, and as separate classes on issues that affect only a particular class, such as Rule 12b-1 distribution plans.

                                  RISK FACTORS

     Because the investment objectives, policies and restrictions of the Acquired Fund and the Acquired Fund are similar (see "Information About the Acquired Fund and the Acquiring Fund" below), the risks associated with investing in both Funds are similar. Each of the Funds is subject to the risk of generally adverse equity markets. Investors also should recognize that the market prices of equity securities generally, and of particular companies' equity securities, are subject to greater volatility than prices of fixed income securities.

     Because both Funds are actively managed, their performance reflects in part the ability of the Manager to select securities which are suited to achieving their investment objectives. Due to their active management, either or both Funds could underperform other mutual funds with similar investment objectives or the market generally.

     In addition, both Funds may invest up to 25% of their total assets in securities of foreign issuers which are either listed on a United States securities exchange or represented by American Depositary Receipts and may invest in the types of instruments referred to below under "Information About the Acquired Fund and the Acquiring Fund." For further information concerning these types of investments and their associated risks, see "Investment Objectives and Policies" and "Special Investment Methods" in the Retail Class Prospectus and the Institutional Class Prospectus relating to the Funds which accompany this Prospectus/Proxy Statement.

                      INFORMATION ABOUT THE REORGANIZATION

REASONS FOR THE REORGANIZATION

     The Board of Directors of FAIF, including all of the "non-interested" directors, has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. As discussed in detail below under "Information About the Acquired Fund and the Acquiring Fund," the Funds have similar investment objectives, policies and restrictions. The Funds also have the same investment manager and the same distributor, custodian, transfer agent and auditors.

     The Board of Directors of FAIF has determined that the Reorganization is expected to provide certain benefits to the Acquired Fund and the Acquiring Fund and is in the best interests of each Fund and its respective shareholders. The Board of Directors has also determined that the interests of the existing shareholders of each Fund will not be diluted as a result of the Reorganization. The Board considered, among other things, the following factors in making such determinations:

          (i) the advantages which may be realized by the Acquired Fund and the Acquiring Fund, consisting of a potentially reduced expense ratio before waivers, economies of scale resulting from fund growth, and facilitation of portfolio management. The Board noted in this regard that the Acquiring Fund, with its much larger asset base and resulting economies of scale, has a significantly lower expense ratio before fee waivers than does the smaller Acquired Fund, and it is expected that holders of the Acquired Fund will benefit from this lower expense ratio;

          (ii) the tax-free nature of the proposed Reorganization;

          (iii) the terms and conditions of the Plan, including that (a) the exchange of Acquired Fund shares for Acquiring Fund shares will take place on a net asset value basis; (b) no sales charge will be incurred by Acquired Fund shareholders in connection with their acquisition of Acquiring Fund shares in the Reorganization; and (c) the condition to closing that the Manager or an affiliate of the Manager pay any unamortized organizational expenses on the books of the Acquired Fund;

          (iv) the agreement of the Manager to bear the costs associated with the proposed Reorganization;

          (v) the fact that the advisory fee, Rule 12b-1 fees and sales charges would remain constant for Acquired Fund shareholders;

          (vi) the Acquiring Fund's agreements that (a) former holders of Acquired Fund Class B shares who receive Acquiring Fund Class B shares in the Reorganization will receive credit for the period they held Acquired Fund Class B shares in applying the six-year step-down of the contingent deferred sales charge on Acquiring Fund Class B shares and in determining the date upon which such shares convert to Acquiring Fund Class A shares; and (b) in applying the 24-month 1% deferred sales charge on purchases of Class A shares with respect to which the front-end sales charge was waived, credit will be given for the period a former Acquired Fund shareholder who is subject to such a deferred sales charge held his or her shares; and

          (vii) the fact that in no event will the holders of Acquired Fund shares become subject to a less advantageous total expense "cap" as a result of the proposed combination of Funds.

The Board also considered the potential benefits to the Manager which could result from the proposed Reorganization. The Board recognized that if the Manager determines to waive advisory fees in the future, to the extent that the proposed Reorganization results in lower overall expense ratios before fee waivers, the combination of Funds would have the effect of decreasing the cost to the Manager of providing such waivers. The Board also noted, however, that the Manager is not obligated to make any such waivers and that if such waivers are not made, former shareholders of the Acquired Fund and shareholders of the Acquiring Fund would benefit directly from any decreases in overall expense ratios and that, in any event, the proposed Reorganization is expected to provide other benefits to shareholders. The Board thus concluded that, despite these potential benefits to the Manager, the factors noted in (i) through (vii) above render the proposed Reorganization fair to and in the best interests of shareholders of the Acquired Fund and the Acquiring Fund.

PLAN OF REORGANIZATION

     The following summary of the proposed Plan and the Reorganization is qualified in its entirety by reference to the Plan attached to this Prospectus/Proxy Statement as Exhibit A. The Plan provides that, as of the Effective Time, the Acquiring Fund will acquire all of the assets and assume all liabilities of the Acquired Fund in exchange for Acquiring Fund shares having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) from the Acquired Fund. The Acquired Fund and the Acquiring Fund are separate series of shares within FAIF, a single Maryland corporation. As a result, for corporate law purposes, the acquisition of assets, assumption of liabilities and exchange of shares is structured under the Plan as a reallocation of assets and liabilities from the Acquired Fund to the Acquiring Fund coupled with the issuance and exchange of Class A, Class B and Class C Acquiring Fund shares in exchange for Class A, Class B and Class C Acquired Fund shares, respectively. This reallocation of assets and liabilities and exchange of shares is accomplished under the Plan by amending the articles of incorporation of FAIF in the manner set forth in the amendment to FAIF's articles of incorporation as set forth in Exhibit 1 to the Plan attached hereto as Exhibit A.

     Pursuant to the Plan, each holder of Class A, Class B or Class C shares of the Acquired Fund will receive, at the Effective Time, Class A, Class B or Class C shares of the Acquiring Fund, as applicable, with an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholder immediately prior to the Effective Time. At the Effective Time, the Acquiring Fund will issue and distribute, at the direction of the Acquired Fund's Board of Directors, to the Acquired Fund's shareholders of record, determined as of the Effective Time, the Acquiring Fund Shares issued in exchange for the Acquired Fund Shares as described above. Thereafter, no additional shares representing interests in the Acquired Fund will be issued, and the Acquired Fund will be deemed to be liquidated.

     Under the Plan, the net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A, Class B and Class C shares will be computed as of the Effective Time using the valuation procedures set forth in FAIF's amended and restated articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the Investment Company Act. The distribution of Acquiring Fund shares to former Acquired Fund shareholders described above will be accomplished by the establishment of accounts on the share records of the Acquiring Fund in the names of Acquired Fund shareholders, each representing the respective classes and numbers of full and fractional Acquiring Fund shares due such shareholders.

     The Plan provides that no sales charges will be incurred by Acquired Fund shareholders in connection with the acquisition by them of Acquiring Fund shares pursuant thereto. The Plan also provides that in determining contingent deferred sales charges applicable to Class B shares issued by the Acquiring Fund in the Reorganization and the date upon which such shares convert to Class A shares, the Acquiring Fund will give credit for the period during which the holders thereof held the Class B shares of the Acquired Fund in exchange for which such Acquiring Fund shares were issued. In addition, the Plan provides that if Class A shares of the Acquiring Fund are distributed in the Reorganization to former holders of Class A shares of the Acquired Fund with respect to which the front-end sales charge was waived due to a purchase of $1 million or more, the Acquiring Fund will give credit for the period during which the holder thereof held such Acquired Fund shares in determining whether a deferred sales charge is payable upon the sale of such Class A shares of the Acquiring Fund.

     The Acquired Fund contemplates that it will make a distribution, immediately prior to the Effective Time, of all of its net income and net realized capital gains, if any, not previously distributed. This distribution will be taxable to Acquired Fund shareholders subject to taxation.

     The consummation of the Reorganization is subject to the conditions set forth in the Plan, including, among others: (i) approval of the Plan, which includes the related amendment of FAIF's articles of incorporation attached to the Plan, by the shareholders of the Acquired Fund; (ii) the delivery of the opinion of counsel described below under "-- Federal Income Tax Consequences;"
(iii) the accuracy as of the Effective Time of the representations and warranties made by the Acquired Fund and the Acquiring Fund in the Plan; and
(iv) the delivery of customary closing certificates. See the Plan attached hereto as Exhibit A for a complete listing of the conditions to the consummation of the Reorganization. The Plan may be terminated and the Reorganization abandoned at any time prior to the Effective Time, before or after approval by shareholders of the Acquired Fund, by resolution of the Board of Directors of FAIF, if circumstances should develop that, in the opinion of the Board, make proceeding with the consummation of the Plan and Reorganization not in the best interests of either Fund's shareholders.

     The Plan provides that the Manager will pay all expenses incurred in connection with the Reorganization, and neither Fund will be liable for such expenses. The Plan also provides that the Manager will pay the Acquired Fund an amount equal to the unamortized organizational expenses, if any, on the books of the Acquired Fund, and such unamortized organizational expenses shall not be reflected in the calculation of the net asset values per share of the Acquired Fund's shares for purposes of the exchange of shares under the Plan.

     Approval of the Plan will require the affirmative vote of a majority of the outstanding shares of each class of the Acquired Fund, voting as separate classes. Approval of the Plan by Acquired Fund shareholders will be deemed approval of the amendment to the amended and restated articles of incorporation of FAIF attached to the Plan. If the Plan is not approved, the Board of Directors of FAIF will consider other possible courses of action. Acquired Fund shareholders are not entitled to assert dissenters' rights of appraisal in connection with the Plan or Reorganization. See "Voting Information -- No Dissenters' Rights of Appraisal" below.

DESCRIPTION OF ACQUIRING FUND SHARES

     The Class A, Class B and Class C shares of the Acquiring Fund issued in the Reorganization will represent shares of common stock, $.0001 par value, in the Acquiring Fund, which is an open-end mutual fund and a series of FAIF. FAIF is an open-end management investment company incorporated under the laws of the State of Maryland. Each share of the Acquiring Fund issued in the Reorganization will be fully paid, nonassessable, and transferable. Shares may be issued as either full or fractional shares. Fractional shares have pro rata the same rights and privileges as full shares. Shares of the Acquiring Fund have no preemptive or conversion rights.

     Each share of the Acquiring Fund has one vote. On some issues, such as the election of directors, all shares of all series of FAIF vote together as one series. The shares do not have cumulative voting rights. Consequently, the holders of more than 50% of the shares voting for the election of directors are able to elect all of the directors if they choose to do so. On issues affecting only a particular series or class within a series, the shares of that series or class will vote as a separate series or class. Examples of such issues would be proposals to alter a fundamental investment restriction pertaining to a series or to approve, disapprove or alter a distribution plan pertaining to a class.

     Under the laws of the State of Maryland and FAIF's articles of incorporation, FAIF is not required to hold shareholder meetings unless they (i) are required by the Investment Company Act, or (ii) are requested in writing by the holders of 25% or more of the outstanding shares of FAIF.

FEDERAL INCOME TAX CONSEQUENCES

     It is intended that the exchange of Acquiring Fund shares for the Acquired Fund's net assets and the distribution of such shares to the Acquired Fund's shareholders upon liquidation of the Acquired Fund will be treated as a tax-free reorganization under the Code and that, for federal income tax purposes, no income, gain or loss will be recognized by the Acquired Fund's shareholders (except that the Acquired Fund contemplates that it will make a distribution, immediately prior to the Effective Time, of all of its net income and net realized capital gains, if any, not previously distributed, and this distribution will be taxable to Acquired Fund shareholders subject to taxation). FAIF has not asked, nor does it plan to ask, the Internal Revenue Service to rule on the tax consequences of the Reorganization.

     As a condition to the closing of the Reorganization, the two Funds will receive an opinion from Dorsey & Whitney P.L.L.P., counsel to the Funds, based in part on certain representations to be furnished by each Fund and their Manager and other service providers, substantially to the effect that the federal income tax consequences of the Reorganization will be as follows:

     (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under
          Section 368(b) of the Code;

     (ii) Acquired Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of Acquiring Fund shares. Acquired Fund shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

    (iii) the tax basis of the Acquiring Fund shares received by each Acquired Fund shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund shares exchanged therefor;

     (iv) the holding period of the Acquiring Fund shares received by each Acquired Fund shareholder pursuant to the Reorganization will include the period during which the Acquired Fund shareholder held the Acquired Fund shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

     (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

     (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

    (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

   (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

     (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time.

     The foregoing advice is based in part upon certain representations furnished by FAIF and the Manager, of which two principal ones are: (a) that assets representing at least 90% of the fair market value of the Acquired Fund's net assets and at least 70% of the fair market value of the Acquired Fund's gross assets at the Effective Time are exchanged solely for Acquiring Fund shares with unrestricted voting rights, and (b) that there is no plan or intention by the shareholders of the Acquired Fund who own beneficially 5% or more of the outstanding shares of the Acquired Fund and, to the best knowledge of FAIF, there is no plan or intention on the part of the remaining Acquired Fund shareholders to sell, exchange or otherwise dispose of a number of Acquiring Fund shares to be received pursuant to the Reorganization that would reduce such shareholders' interest to a number of Acquiring Fund shares having, in the aggregate, a value as of the Effective Time of less than 50% of the total value of the Acquired Fund shares outstanding immediately prior to the consummation of the Reorganization.

     Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

RECOMMENDATION AND VOTE REQUIRED

     The Board of Directors of FAIF, including the "non-interested" directors, recommends that shareholders of the Acquired Fund approve the Plan. Approval of the Plan will require the affirmative vote of a majority of the outstanding shares of each class of the Acquired Fund, voting as separate classes. Approval of the Plan by Acquired Fund shareholders will be deemed approval of the amendment to the amended and restated articles of incorporation of FAIF attached to the Plan.

           INFORMATION ABOUT THE ACQUIRED FUND AND THE ACQUIRING FUND

     Information concerning the Acquiring Fund and the Acquired Fund is incorporated herein by reference from the current Retail Class Prospectus and the current Institutional Class Prospectus, each related to both the Acquiring Fund and the Acquired Fund and dated January 31, 1995, accompanying this Prospectus/Proxy Statement and forming part of the Registration Statement of FAIF on Form N-1A which has been filed with the Commission.

     The Acquiring Fund, the Acquired Fund and FAIF are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports and other information including proxy materials, reports and charter documents with the Commission. These proxy materials, reports and other information filed by the Acquiring Fund, the Acquired Fund and FAIF can be inspected and copies obtained at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

     The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek capital appreciation and income. Specifically:

     * The Acquired Fund has a primary objective of maximizing total return (capital appreciation plus income) within the constraint of controlling the volatility of the Acquired Fund to a level below that of the major market indices such as the S&P 500 and the Dow Jones Industrial Average. In this respect, the Acquired Fund seeks to maintain a five year historical performance relative to the S&P 500 at a beta level no greater than .95. A secondary objective of the Acquired Fund is to provide current income at a level that exceeds that of the S&P 500.

     * The Acquiring Fund has a primary objective of capital appreciation. A secondary objective of the Acquiring Fund is to provide current income.

As previously noted, based on the historical performance and current portfolio composition of the respective Funds, the Funds' investment adviser expects that the level of net investment income on the respective classes of Acquiring Fund shares issued in the Reorganization will be somewhat lower than the historical level of net investment income on the respective classes of Acquired Fund shares and somewhat lower than the dividend yield of the S&P 500. However, during the five years ended September 30, 1995, the Acquiring Fund met the Acquired Fund's investment objective with respect to volatility. See "Summary -- Investment Objectives, Policies and Restrictions" herein.

     In addition, the investment policies of the Acquired Fund and the Acquiring Fund are substantially identical. Under normal market conditions, both Funds invest at least 80% of their total assets in equity securities (and at least 65% in common stocks) diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. Both Funds also are permitted to invest up to 20% of their total assets in the aggregate in equity securities of issuers with a market capitalization of less than $500 million and in specified kinds of fixed income securities which are the same for both Funds. Both Funds also may (i) invest up to 25% of their total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts; (ii) enter into repurchase agreements; (iii) in order to reduce risk, purchase put and call options on equity securities and on stock indices; (iv) write covered call options covering up to 25% of the equity securities owned by the Fund; (v) purchase securities on a when-issued or delayed-delivery basis; (vi) engage in the lending of portfolio securities; (vii) for defensive purposes during times of unusual market conditions, without limitation hold cash or invest in cash items of specified kinds which are the same for both Funds; and (viii) invest not more than 35% of their total assets in cash and cash items in order to utilize assets awaiting normal investment.

     Moreover, the fundamental and non-fundamental investment restrictions applicable to the two Funds are substantially similar. The only differences in this regard are that the Acquired Fund, but not the Acquiring Fund, would be permitted to make margin payments in connection with foreign currency and other derivative transactions and to invest in mortgage-backed securities. Inasmuch as the Acquired Fund has not engaged in such transactions, the Manager does not believe these differences are significant.

     For a complete discussion of the investment objectives, policies and restrictions of the respective Funds, see the Retail Class Prospectus and the Institutional Class Prospectus accompanying this Prospectus/Proxy Statement and the Statement of Additional Information referred to under "Incorporation by Reference."


CAPITALIZATION

     The following table shows the capitalization of the Acquired Fund and of the Acquiring Fund as of September 30, 1995 and on a pro forma basis as of that date, giving effect to the proposed Reorganization:

                    (In thousands, except per share values)

                                           ACQUIRED   ACQUIRING
                                             FUND       FUND     PRO FORMA
     CLASS A SHARES
        Net assets                              *     $ 13,076    $ 13,076
        Net asset value per share               *     $  19.57    $  19.57
        Shares outstanding                      *          668         668

     CLASS B SHARES
        Net assets                              *     $  7,051    $  7,051
        Net asset value per share               *     $  19.49    $  19.49
        Shares outstanding                      *          362         362

     CLASS C SHARES
        Net assets                         $ 17,125   $312,559    $329,684
        Net asset value per share          $  11.91   $  19.56    $  19.56
        Shares outstanding                    1,438     15,976      16,852


     * No Class A or Class B shares of the Acquired Fund were outstanding at September 30, 1995.


                               VOTING INFORMATION

GENERAL

     This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of FAIF to be used at the Meeting of Acquired Fund shareholders to be held at 10:00 a.m., Eastern time, on January 22, 1996, at the offices of SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of Special Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about December 18, 1995. Only shareholders of record as of the close of business on December 18, 1995 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. If the enclosed form of proxy is properly executed and returned on time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted "for" the proposed Plan and Reorganization. A proxy may be revoked by giving written notice, in person or by mail, of revocation before the Meeting to FAIF at its principal executive offices, 680 East Swedesford Road, Wayne, Pennsylvania 19087, or by properly executing and submitting a later-dated proxy, or by voting in person at the Meeting.

     If a shareholder executes and returns a proxy but abstains from voting, the shares held by such shareholder will be deemed present at the Meeting for purposes of determining a quorum and will be included in determining the total number of votes cast. If a proxy is received from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote Acquired Fund shares (i.e., a broker "non-vote"), the shares represented by such proxy will not be considered present at the Meeting for purposes of determining a quorum and will not be included in determining the number of votes cast. Brokers and nominees will not have discretionary authority to vote shares for which instructions are not received from the beneficial owner.

     Approval of the Plan and Reorganization will require the affirmative vote described above under "Information About the Reorganization -- Recommendation and Vote Required."

     As of August 31, 1995, (i) the Acquired Fund had the following numbers of shares outstanding and entitled to vote at the Meeting: Class A, 0 shares; Class B, 0 shares; and Class C, 1,450,381.465 shares; (ii) the Acquiring Fund had the following numbers of shares outstanding: Class A, 642,133.901 shares; Class B, 310,675.0785 shares; and Class C, 15,356,773.179 shares; and (iii) the directors and officers of the respective Funds as a group owned less than one percent of the outstanding shares of either Fund or any class thereof. The following table sets forth information concerning those persons known by the respective Funds to own of record or beneficially more than 5% of the outstanding shares of either Fund or any class thereof (including 25% holders) as of such date:

                                                                      PERCENTAGE
                                                 NUMBER AND CLASS      OWNERSHIP
     NAME AND ADDRESS OF HOLDER                  OF SHARES OWNED        OF CLASS

     ACQUIRED FUND:
        Var & Co.                                1,450,381 Class C*      100.00%
        First Trust National Association
        P.O. Box 64010
        St. Paul, Minnesota 55164-0010

        First Bank System Personal
          Retirement Account                       939,253 Class C*       64.76%
        First Bank Systems, Inc.
        601 Second Avenue South
        Minneapolis, Minnesota 55402

     ACQUIRING FUND:
        Mankato State University                34,594.829 Class A***      5.38%
        P.O. Box 8400
        MSU 60
        Mankato, Minnesota  56002

        Var & Co.                           11,697,162.017 Class C*       76.17%
        First Trust National Association
        P.O. Box 64010
        St. Paul, Minnesota 55164-0010

        First Trust National Association     3,185,537.996 Class C*       20.74%
        P.O. Box 64010
        St. Paul, Minnesota 55164-0010


*    Record ownership only.
**   Beneficial ownership only.
***  Record and beneficial ownership.

     Proxies are solicited by mail. Additional solicitations may be made by telephone or personal contact by officers or employees of the Distributor and its affiliates. The cost of solicitation will be born by the Manager.

     In the event that sufficient votes to approve the Plan and Reorganization are not received by the date set for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting for up to 120 days to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

INTERESTS OF CERTAIN PERSONS

     The following receive payments from the Acquired Fund and the Acquiring Fund for services rendered pursuant to contractual arrangements with each of the
Funds: First Bank National Association, as the Manager of each Fund, receives payments for its investment advisory and management services; SEI Financial Services Company, as the Distributor for each Fund, receives payments for providing distribution services; FBS Investment Services, Inc., a subsidiary of First Bank National Association, receives payments from the Manager for providing distribution services for each Fund; SEI Financial Management Corporation, in its capacity as the Administrator for each Fund, receives payments for providing shareholder servicing, legal and accounting and other administrative personnel and services; DST Systems, Inc., in its capacity as transfer and dividend disbursing agent for each Fund, receives payments for providing transfer agency and dividend disbursing services; and First Trust National Association, a subsidiary of First Bank System, Inc., which also controls First Bank National Association, receives payments for providing custodial services for each Fund.

NO DISSENTERS' RIGHTS OF APPRAISAL

     Under the Maryland General Corporation Law and the Investment Company Act, Acquired Fund shareholders are not entitled to assert dissenters' rights of appraisal in connection with the Plan or Reorganization.

                        FINANCIAL STATEMENTS AND EXPERTS

     The audited statement of net assets of Stock Fund as of September 30, 1994, and the related statement of operations for the year then ended, changes in net assets for each of the years in the two-year period then ended and the financial highlights for the periods indicated therein, as included in the Statement of Additional Information of FAIF dated January 31, 1995, have been incorporated by reference into this Prospectus/Proxy Statement in reliance on the report of KPMG Peat Marwick LLP, independent auditors for Stock Fund, given on the authority of such firm as experts in accounting and auditing. In addition, the unaudited financial statements for Stock Fund and Limited Volatility Stock Fund for the six-month period ending March 31, 1995, as included in the Semi-Annual Report of FAIF for the six-month period ending March 31, 1995, are incorporated herein by reference.

                                 LEGAL MATTERS

     Certain legal matters concerning the issuance of the shares of the Acquiring Fund to be issued in the Reorganization will be passed by Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402. Dorsey & Whitney, P.L.L.P. will rely, as to matters of Maryland law, on the opinion of Ober, Kaler, Grimes & Shriver, A Professional Corporation.



                          PROSPECTUS /PROXY STATEMENT
                               DECEMBER 18, 1995

                       PROPOSED ACQUISITION OF ASSETS OF

                         LIMITED VOLATILITY STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.

                        BY AND IN EXCHANGE FOR SHARES OF

                                   STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.




                               TABLE OF CONTENTS





                                               PAGE
INCORPORATION BY REFERENCE                       3
SUMMARY                                          4
RISK FACTORS                                    11
INFORMATION ABOUT THE REORGANIZATION            11
INFORMATION ABOUT THE ACQUIRED FUND AND THE
 ACQUIRING FUND                                 16
VOTING INFORMATION                              18
FINANCIAL STATEMENTS AND EXPERTS                20
LEGAL MATTERS                                   20
EXHIBIT A -- AGREEMENT AND PLAN OF
 REORGANIZATION







THE FOLLOWING DOCUMENTS ACCOMPANY THIS PROSPECTUS/PROXY STATMENT:

EQUITY FUNDS RETAIL CLASS PROSPECTUS DATED JANUARY 31, 1995, OF FIRST AMERICAN INVESTMENT FUNDS, INC.

EQUITY FUNDS INSTITUTIONAL CLASS PROSPECTUS DATED JANUARY 31, 1995.

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1994, OF FIRST AMERICAN INVESTMENT FUNDS, INC.





                                         EXHIBIT A TO PROSPECTUS/PROXY STATEMENT

                      AGREEMENT AND PLAN OF REORGANIZATION

                  LIMITED VOLATILITY STOCK FUND AND STOCK FUND

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of
this   day of   , 1995, by and between Class D (also known as "Stock Fund") (the
"Acquiring Fund") of First American Investment Funds, Inc., a Maryland corporation ("FAIF"), and Class R (also known as "Limited Volatility Stock Fund") (the "Acquired Fund") of FAIF. The shares of the Acquiring Fund and the Acquired Fund designated in FAIF's amended and restated articles of incorporation, as supplemented by articles supplementary thereto filed through the date hereof, are referred to herein by the names set forth in Article V,
Section 3 of FAIF's bylaws, as follows:

      Designation in Articles of
Incorporation or Articles Supplementary         Name Assigned in Bylaws

     Class D Common Shares                Stock Fund, Class A
     Class D, Series 2 Common Shares      Stock Fund, Class B
     Class D, Series 3 Common Shares      Stock Fund, Class C
     Class R Common Shares                Limited Volatility Stock Fund, Class A
     Class R, Series 2 Common Shares Limited Volatility Stock Fund, Class B Class R, Series 3 Common Shares Limited Volatility Stock Fund, Class C

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation pursuant to Sections 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the consolidation of the Acquired Fund with and into the Acquiring Fund by means of the exchange of shares of common stock, par value $.0001 per share, of the Acquiring Fund (the "Acquiring Fund Shares"), having an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund, for all of the issued and outstanding shares of common stock, par value $.0001 per share, of the Acquired Fund (the "Acquired Fund Shares"), all upon the terms and conditions hereinafter set forth in this Agreement. The exchange of Acquiring Fund Shares for Acquired Fund Shares will be effected pursuant to an amendment to FAIF's Articles of Incorporation in the form attached hereto as Exhibit 1 (the "Amendment") to be adopted in accordance with the Maryland General Corporation Law.

     WITNESSETH:

     WHEREAS, FAIF is a registered, open-end management investment company that offers its shares of common stock in multiple series (each of which series represents a separate and distinct portfolio of assets and liabilities);

     WHEREAS, each of the Acquiring Fund and the Acquired Fund series of FAIF offers Class A shares, Class B shares and Class C shares;

     WHEREAS, the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;

     WHEREAS, the Board of Directors of FAIF has determined that the consolidation of the Acquired Fund with and into the Acquiring Fund by means of the exchange of Class A, Class B and Class C Acquiring Fund Shares for all of the issued and outstanding Class A, Class B and Class C Acquired Fund Shares, respectively, on the basis set forth herein is in the best interests of the Acquired Fund shareholders and the Acquiring Fund shareholders;

     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.   EXCHANGE OF SHARES; REALLOCATION OF ASSETS AND LIABILITIES

     1.1 Subject to the requisite approval by the Acquired Fund shareholders and to the other terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund and the Acquiring Fund agree that at the Effective Time (as defined in Section 3.1), (a) each issued and outstanding Class A Acquired Fund Share shall be, without further action, exchanged for that number of Class A Acquiring Fund Shares calculated in accordance with Article 2 hereof and the Amendment; (b) each issued and outstanding Class B Acquired Fund Share shall be, without further action, exchanged for that number of Class B Acquiring Fund Shares calculated in accordance with Article 2 hereof and the Amendment; and (c) each issued and outstanding Class C Acquired Fund Share shall be, without further action, exchanged for that number of Class C Acquiring Fund Shares calculated in accordance with Article 2 hereof and the Amendment.

     1.2 (a) At the Effective Time, the assets and liabilities belonging to the Acquired Fund and its respective classes shall become, without further action, assets and liabilities belonging to the Acquiring Fund and its respective classes, all in accordance with Article IV, Section 1(d)(i) and (ii) of FAIF's amended and restated articles of incorporation. For purposes of the foregoing, the terms "assets belonging to" and "liabilities belonging to" have the meanings assigned to them in said Article IV, Section 1(d)(i) and (ii). Such assets belonging to the Acquired Fund to become assets belonging to the Acquiring Fund shall consist of all of Acquired Fund's property, including, but not limited to, all cash, securities, commodities and futures interests and dividends or interest receivable which are assets belonging to the Acquired Fund as of the Effective Time. All of said assets shall be set forth in detail in an unaudited statement of assets and liabilities of the Acquired Fund as of the Effective Time (the "Effective Time Statement"). The Effective Time Statement shall, with respect to the listing of the Acquired Fund's portfolio securities, detail the adjusted tax basis of such securities by lot, the respective holding periods of such securities and the current and accumulated earnings and profits of the Acquired Fund. The Effective Time Statement shall be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied.

     (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities prior to the Effective Time and to acquire additional securities in the ordinary course of its business.

     1.3 Pursuant to Section 1.2(a), at the Effective Time the liabilities, expenses, costs, charges and reserves (including, but not limited to, expenses incurred in the ordinary course of the Acquired Fund's operations, such as accounts payable relating to custodian and transfer agency fees, investment management and administrative fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares) as reflected in the Effective Time Statement shall become liabilities, expenses, costs, charges and reserves of the Acquiring Fund.

     1.4 At the Effective Time and pursuant to the plan of reorganization adopted herein, the Acquiring Fund will issue and distribute (as provided in Article 2) to the Acquired Fund or, at the direction of the Acquired Fund's Board of Directors, to the Acquired Fund's shareholders of record, determined as of the Effective Time (the "Acquired Fund Shareholders"), the Acquiring Fund Shares issued in exchange for the Acquired Fund Shares pursuant to Section 1.1 and Article 2. Thereafter, no additional shares representing interests in the Acquired Fund shall be issued, and the Acquired Fund shall be deemed to be liquidated. Such distribution shall be accomplished by the issuance of such Acquiring Fund Shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders representing the numbers and classes of Acquiring Fund Shares due each such shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although from and after the Effective Time share certificates representing interests in the Acquired Fund will represent those numbers and classes of Acquiring Fund Shares as determined in accordance with
Article 2. Unless requested by Acquired Fund Shareholders, the Acquiring Fund will not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

     1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's Prospectuses and Statement of Additional Information (in effect as of the Effective Time), except that no sales charges will be incurred by the Acquired Fund Shareholders in connection with the acquisition by the Acquired Fund Shareholders of Acquiring Fund Shares pursuant to this Agreement.

     1.6 The Acquiring Fund agrees that in determining contingent deferred sales charges applicable to Class B shares issued by it in the Reorganization and the date upon which such shares convert to Class A shares, it shall give credit for the period during which the holders thereof held the Class B shares of the Acquired Fund in exchange for which such Acquiring Fund shares were issued. In the event that Class A shares of the Acquiring Fund are distributed in the Reorganization to former holders of Class A shares of the Acquired Fund with respect to which the front-end sales charge was waived due to a purchase of $1 million or more, the Acquiring Fund agrees that in determining whether a deferred sales charge is payable upon the sale of such Class A shares of the Acquiring Fund it shall give credit for the period during which the holder thereof held such Acquired Fund shares.

     1.7 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2.   EXCHANGE RATIOS; VALUATION; ISSUANCE OF ACQUIRING FUND SHARES

     2.1 The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A shares, Class B shares and Class C shares shall be computed as of the Effective Time using the valuation procedures set forth in FAIF's amended and restated articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the Investment Company Act of 1940, as amended (the "1940 Act").

     2.2(a) The total number of the Acquiring Fund's Class A shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's Class A shares shall be determined as of the Effective Time by multiplying the number of the Acquired Fund's Class A shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class A shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class A shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

     (b) The total number of the Acquiring Fund's Class B shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's Class B shares shall be determined as of the Effective Time by multiplying the number of the Acquired Fund's Class B shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class B shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class B shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

     (c) The total number of the Acquiring Fund's Class C shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's Class C shares shall be determined as of the Effective Time by multiplying the number of the Acquired Fund's Class C shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class C shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class C shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

     2.3 At the Effective Time, the Acquiring Fund shall issue and distribute to the Acquired Fund Shareholders of the respective classes pro rata within such classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund Shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of the respective classes immediately prior to the Effective Time) the full and fractional Acquiring Fund Shares of the respective classes to be issued by the Acquiring Fund pursuant to Section 2.2. Accordingly, each Class A Acquired Fund Shareholder shall receive, at the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund Shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; each Class B Acquired Fund Shareholder shall receive, at the Effective Time, Class B Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class B Acquired Fund Shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; and each Class C Acquired Fund Shareholder shall receive, at the Effective Time, Class C Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class C Acquired Fund Shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time.

3.   EFFECTIVE TIME OF CLOSING

     3.1 The closing of the transactions contemplated by this Agreement (the "Closing") shall occur as of the close of normal trading on the New York Stock Exchange (the "Exchange") (currently, 4:00 p.m. Eastern time) on the first day upon which the conditions to closing shall have been satisfied (but not prior to January 31, 1996), or at such time on such later date as provided herein or as the parties otherwise may agree in writing (such time and date being referred to herein as the "Effective Time"). All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time unless otherwise agreed to by the parties. The Closing shall be held at the offices of Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402, or at such other place as the parties may agree.

     3.2 The custodian for the Acquiring Fund (the "Custodian") shall deliver at the Closing a certificate of an authorized officer stating that it holds the Acquired Fund's portfolio securities, cash, and any other assets being allocated to the Acquiring Fund pursuant to this Agreement.

     3.3 In the event that the Effective Time occurs on a day on which (a) the Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on the Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Effective Time shall be postponed until the close of normal trading on the Exchange on the first business day when trading shall have been fully resumed and reporting shall have been restored.

     3.4 The Acquired Fund shall deliver at the Closing its certificate stating that the records maintained by its transfer agent (which shall be made available to the Acquiring Fund) contain the names and addresses of the Acquired Fund Shareholders and the number of outstanding Acquired Fund shares owned by each such shareholder as of the Effective Time. The Acquiring Fund shall certify at the Closing that the Acquiring Fund Shares required to be issued by it pursuant to this Agreement have been issued and delivered as reuired herein. At the Closing, each party shall deliver to the other such bills of sale, liability assumption agreements, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS, WARRANTIES AND COVENANTS

     4.1 The Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

     (a) FAIF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

     (b) FAIF is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by FAIF under the Securities Act of 1933, as amended (the "1933 Act"), is in full force and effect;

     (c) Shares of the Acquired Fund are registered in all jurisdictions in which they are required to be registered under applicable state securities laws and any other applicable laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, and all fees required to be paid have been paid, and the Acquired Fund is in good standing, is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

     (d) The Acquired Fund is not in violation, and the execution, delivery and performance of this Agreement will not result in a violation, of FAIF's amended and restated articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

     (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquired Fund's knowledge, threatened against the Acquired Fund or any of its properties or assets. The Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

     (f) The unaudited statement of assets and liabilities of the Acquired Fund as at March 31, 1995 is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) presents fairly, in all material respects, the financial position of the Acquired Fund as at such date, and there are no known material contingent liabilities of the Acquired Fund as at such date not disclosed therein;

     (g) Since March 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquiring Fund. For the purposes of this paragraph (g), a decline in net asset value per share of the Acquired Fund, the discharge or incurrence of Acquired Fund liabilities in the ordinary course of business, or the redemption of Acquired Fund shares by Acquired Fund Shareholders shall not constitute such a material adverse change;

     (h) All material federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently or shall be under audit and no assessment shall have been asserted with respect to such returns;

     (i) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquired Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for its final, partial taxable year;

     (j) All issued and outstanding shares of the Acquired Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the Effective Time, be held by the persons and in the amounts set forth in the records of the Acquired Fund, as provided in Section 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, and there is not outstanding any security convertible into any of the Acquired Fund shares;

     (k) At the Effective Time, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be allocated to the Acquiring Fund pursuant to Section 1.2, and from and after the Effective Time the Acquiring Fund will have good and marketable title thereto, subject to no restrictions on the transfer thereof, including such restrictions as might arise under the 1933 Act other than as disclosed to the Acquiring Fund in the Effective Time Statement;

     (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of FAIF's Board of Directors, and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity;

     (m) The information to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

     (n) All information pertaining to the Acquired Fund and its agents and affiliates and included in the Registration Statement referred to in Section 5.5 (or supplied by the Acquired Fund, its agents or affiliates for inclusion in said Registration Statement), on the effective date of said Registration Statement and up to and including the Effective Time, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading (other than as may timely be remedied by further appropriate disclosure);

     (o) Since March 31, 1995, there have been no material changes by the Acquired Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquiring Fund; and

     (p) The Effective Time Statement will be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied and will present accurately the assets and liabilities of the Acquired Fund as of the Effective Time, and the values of the Acquired Fund's assets and liabilities to be set forth in the Effective Time Statement will be computed as of the Effective Time using the valuation procedures set forth in the Acquired Fund's amended and restated articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the 1940 Act.

     4.2 The Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

     (a) FAIF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

     (b) FAIF is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by FAIF under the 1933 Act, is in full force and effect;

     (c) At or before the Effective Time, shares of the Acquiring Fund (including, but not limited to, the Acquiring Fund Shares) will be registered in all jurisdictions in which they will be required to be registered under applicable state securities laws and any other applicable laws (including, but not limited to, all jurisdictions necessary to effect the Reorganization), and said registrations, including any periodic reports or supplemental filings, will be complete and current, and all fees required to be paid will have been paid, and the Acquiring Fund will be in good standing, and will not be subject to any stop orders, and will be fully qualified to sell its shares in any state in which its shares will have been registered;

     (d) The Prospectuses and Statement of Additional Information of the Acquiring Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

     (e) The Acquiring Fund is not in violation, and the execution, delivery and performance of this Agreement will not result in a violation, of FAIF's amended and restated articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound;

     (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquiring Fund's knowledge, threatened against the Acquiring Fund or any of its properties or assets. The Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

     (g) The statement of assets and liabilities of the Acquiring Fund as at September 30, 1994 has been audited by KPMG Peat Marwick LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquired Fund) presents fairly, in all material respects, the financial position of the Acquiring Fund as at such date, and there are no known material contingent liabilities of the Acquiring Fund as at such date not disclosed therein;

     (h) Since September 30, 1994, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquired Fund. For the purposes of this paragraph
(h), a decline in net asset value per share of the Acquiring Fund, the discharge or incurrence of Acquiring Fund liabilities in the ordinary course of business, or the redemption of Acquiring Fund Shares by Acquiring Fund shareholders shall not constitute a material adverse change;

     (i) All material federal and other tax returns and reports of the Acquiring Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge no such return is currently or shall be under audit and no assessment shall have been asserted with respect to such returns;

     (j) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquiring Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company in the current and future years;

     (k) All issued and outstanding shares of the Acquiring Fund are, and at Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable;

     (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, at the Effective Time will have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares and will be fully paid and non-assessable;

     (m) The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, and there is not outstanding any security convertible into any of the Acquiring Fund Shares (other than Class B shares which automatically convert to Class A shares after a specified period);

     (n) At the Effective Time, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

     (o) Since September 30, 1994, there have been no material changes by the Acquiring Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquired Fund;

     (p) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of the Board of Directors of FAIF, as issuer of the Acquiring Fund Shares, and this Agreement will constitute a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity. Consummation of the transactions contemplated by this Agreement does not require the approval of the Acquiring Fund's shareholders;

     (q) The information to be furnished by the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

     (r) Following the Reorganization, the Acquiring Fund shall determine its net asset value per share in accordance with the valuation procedures set forth in the Acquiring Fund's amended and restated articles of incorporation, bylaws and Prospectuses and Statement of Additional Information (as the same may be amended from time to time) and as may be required by the 1940 Act; and

     (s) The Registration Statement referred to in Section 5.5, on its effective date and up to and including the Effective Time, will (i) conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading (other than as may timely be remedied by further appropriate disclosure); provided, however, that the representations and warranties in clause (ii) of this paragraph shall not apply to statements in (or omissions from) the Registration Statement concerning the Acquired Fund.


5.   FURTHER COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     5.1 Each of the Acquired Fund and the Acquiring Fund will operate its business in the ordinary course between the date hereof and the Effective Time, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable (which may include distributions prior to the Effective Time of net income and/or net realized capital gains not previously distributed).

     5.2 The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

     5.3 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund shares.

     5.4 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary with respect to the Acquired Fund and its agents and affiliates for the preparation of the Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act.

     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to conduct its operations after the Effective Time.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

     The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder at or before the Effective Time, and, in addition thereto, the following further conditions (any of which may be waived by the Acquired Fund, in its sole and absolute discretion):

     6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time; and

     6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquired Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Acquired Fund shall reasonably request.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

     The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder at or before the Effective Time and, in addition thereto, the following conditions (any of which may be waived by the Acquiring Fund, in its sole and absolute discretion):

     7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time;

     7.2 The Acquiring Fund shall have received, and certified as to its receipt of, the Effective Time Statement;

     7.3 The Acquired Fund shall have delivered to the Acquiring Fund a certificate executed in its name by its President or a Vice President, in form and substance satisfactory to the Acquiring Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request;

     7.4 At or prior to the Effective Time, the Acquired Fund's investment adviser, or an affiliate thereof, shall have paid or agreed to pay the Acquired Fund an amount equal to the unamortized organizational expenses, if any, on the books of the Acquired Fund, and such unamortized organizational expenses shall not be reflected in the Effective Time Statement; and

     7.5 At or prior to the Effective Time, the Acquired Fund's investment adviser, or an affiliate thereof, shall have reimbursed or agreed to reimburse the Acquired Fund by the amount, if any, that the expenses incurred by the Acquired Fund (or accrued up to the Effective Time) exceed any applicable contractual or state-imposed expense limitations.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

     The following shall constitute further conditions precedent to the consummation of the Reorganization:

     8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of its amended and restated articles of incorporation and bylaws and applicable law, and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this
Section 8.1;

     8.2 FAIF shall have obtained such exemptive relief from the provisions of Sections 17 of the 1940 Act as may, in the view of its counsel, be required in order to consummate the transactions contemplated hereby;

     8.3 The Acquiring Fund's investment adviser shall have paid or agreed to pay the costs incurred by FAIF in connection with the Reorganization, including the fees and expenses associated with the preparation and filing of the application for exemptive relief referred to in Section 8.2 above and the Registration Statement referred to in Section 5.5 above, and the expenses of printing and mailing the prospectus/proxy statement, soliciting proxies and holding the shareholders meeting required to approve the transactions contemplated by this Agreement;

     8.4 As of the Effective Time, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

     8.5 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

     8.6 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

     8.7 The parties shall have received the opinion of Dorsey & Whitney P.L.L.P. addressed to the Acquired Fund and the Acquiring Fund, dated as of the date of the Closing, and based in part on certain representations to be furnished by the Acquired Fund, the Acquiring Fund, and their investment adviser and other service providers, substantially to the effect that:

     (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under
          Section 368(b) of the Code;

     (ii) the Acquired Fund Shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of the Acquiring Fund Shares. Acquired Fund Shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

    (iii) the tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund Shares exchanged therefor;

     (iv) the holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will include the period during which the Acquired Fund Shareholder held the Acquired Fund Shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

     (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

     (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

    (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

   (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

     (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time; and

     8.8 The Amendment shall have been filed in accordance with the applicable provisions of Maryland law.

9.   ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     9.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     9.2 The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

10.  TERMINATION

     This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of FAIF's Board of Directors at any time prior to the Effective Time, if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interest of the shareholders of the Acquired Fund or the Acquiring Fund.

11.  AMENDMENTS

     This agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to Section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

12.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, addressed to the Acquiring Fund or the Acquired Fund, 680 East Swedesford Road, Wayne, Pennsylvania 19087, Attention: President (with a copy to Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402, Attention:
Michael J. Radmer).

13.  HEADINGS; COUNTERPARTS; ASSIGNMENT; MISCELLANEOUS

     13.1 The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

     13.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     13.4 The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or a Vice President.

                                FIRST AMERICAN INVESTMENT FUNDS, INC.
                                ON BEHALF OF ITS
                                LIMITED VOLATILITY STOCK FUND



                                By
                                   Kathryn L. Stanton, Vice President


                                FIRST AMERICAN INVESTMENT FUNDS, INC.
                                ON BEHALF OF ITS
                                STOCK FUND



                                By
                                   Kathryn L. Stanton, Vice President



               EXHIBIT 1 TO AGREEMENT AND PLAN OF REORGANIZATION


                             ARTICLES OF AMENDMENT
                                       TO
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.

     The undersigned officer of First American Investment Funds, Inc. (the "Corporation"), a Maryland corporation, hereby certifies that the following amendments to the Corporation's Amended and Restated Articles of Incorporation have been advised by the Corporation's Board of Directors and approved by the Corporation's stockholders in the manner required by the Maryland General Corporation Law:

     WHEREAS, the Corporation is registered as an open end management investment company (i.e., a mutual fund) under the Investment Company Act of 1940 and offers its shares to the public in several classes, each of which represents a separate and distinct portfolio of assets; and

     WHEREAS, it is desirable and in the best interests of the holders of the Class R shares of the Corporation (also known as "Limited Volatility Stock Fund") that the assets belonging to such class be sold to a separate portfolio of the Corporation which is known as "Stock Fund" and which is represented by the Corporation's Class D shares, in exchange for shares of Stock Fund which are to be delivered to former Limited Volatility Stock Fund holders; and

     WHEREAS, Limited Volatility Stock Fund and Stock Fund have entered into an Agreement and Plan of Reorganization providing for the foregoing transactions; and

     WHEREAS, the Agreement and Plan of Reorganization requires that, in order to bind all holders of shares of Limited Volatility Stock Fund to the foregoing transactions, and in particular to bind such holders to the exchange of their Limited Volatility Stock Fund shares for Stock Fund shares, it is necessary to adopt an amendment to the Corporation's Amended and Restated Articles of Incorporation.

     NOW, THEREFORE, BE IT RESOLVED, that the Corporation's Amended and Restated Articles of Incorporation be, and the same hereby are, amended to add the following Article IV(A) immediately following Article IV thereof:

          Article IV(A). (a) For purposes of this Article IV(A), the following terms shall have the following meanings:

          "Corporation" means this corporation.

          "Acquired Fund" means the Corporation's Limited Volatility Stock Fund, which is represented by the Corporation's Class R shares.

          "Class A Acquired Fund Shares" means the Corporation's Class R Common Shares.

          "Class B Acquired Fund Shares" means the Corporation's Class R, Series 2 Common Shares.

          "Class C Acquired Fund Shares" means the Corporation's Class R, Series 3 Common Shares.

          "Acquiring Fund" means the Corporation's Stock Fund, which is represented by the Corporation's Class D shares.

          "Class A Acquiring Fund Shares" means the Corporation's Class D Common Shares.

          "Class B Acquiring Fund Shares" means the Corporation's Class D, Series 2 Common Shares.

          "Class C Acquiring Fund Shares" means the Corporation's Class D, Series 3 Common Shares.

          "Effective Time" means 4:00 p.m. Eastern time on the date upon which these Articles of Amendment are filed with the Maryland State Department of Assessments and Taxation.

          (b) At the Effective Time, the assets belonging to the Acquired Fund, the liabilities belonging to the Acquired Fund, and the General Assets and General Liabilities allocated to the Acquired Fund, shall become, without further action, assets belonging to the Acquiring Fund, liabilities belonging to the Acquiring Fund, and General Assets and General Liabilities allocated to the Acquiring Fund. For purposes of the foregoing, the terms "assets belonging to," "liabilities belonging to," "General Assets" and "General Liabilities" have the meanings assigned to them in Article IV,
     Section 1(d)(i) and (ii) of the Corporation's Amended and Restated Articles of Incorporation.

          (c) At the Effective Time, each issued and outstanding Acquired Fund share shall be, without further action, exchanged for those numbers and classes of Acquiring Fund shares calculated in accordance with paragraph
     (d) below.

          (d) The numbers of Class A, Class B and Class C Acquiring Fund Shares to be issued in exchange for the Class A, Class B and Class C Acquired Fund Shares shall be determined as follows:

               (i) The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A Shares, Class B Shares and Class C Shares shall be computed as of the Effective Time using the valuation procedures set forth in the Corporation's articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the Investment Company Act of 1940, as amended (the "1940 Act").

               (ii) The total number of Class A Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class A Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class A Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class A Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class A Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

               (iii) The total number of Class B Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class B Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class B Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class B Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class B Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

               (iv) The total number of Class C Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class C Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class C Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class C Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class C Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

               (v) At the Effective Time, the Acquired Fund shall issue and distribute to the Acquired Fund shareholders of the respective classes pro rata within such classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of the respective classes immediately prior to the Effective Time) the full and fractional Acquiring Fund shares of the respective classes issued by the Acquiring Fund pursuant to (ii) through (iv) above. Accordingly, each Class A Acquired Fund shareholder shall receive, at the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; each Class B Acquired Fund shareholder shall receive, at the Effective Time, Class B Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class B Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; and each Class C Acquired Fund shareholder shall receive, at the Effective Time, Class C Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class C Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time.

          (e) The distribution of Acquiring Fund shares to Acquired Fund shareholders provided for in paragraphs (c) and (d) above shall be accomplished by the issuance of such Acquiring Fund shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders representing the numbers and classes of Acquiring Fund shares due each such shareholder pursuant to the foregoing provisions. All issued and outstanding shares of the Acquired Fund shall simultaneously be cancelled on the books of the Acquired Fund and retired. From and after the Effective Time, share certificates formerly representing Acquired Fund shares shall represent the numbers and classes of Acquiring Fund shares determined in accordance with the foregoing provisions.

          (f) From and after the Effective Time, the Acquired Fund shares cancelled and retired pursuant to paragraph (e) above shall have the status of authorized and unissued Class R common shares of the Corporation, without designation as to series.

     The undersigned officer of the Corporation hereby acknowledges, in the name and on behalf of the Corporation, the foregoing Articles of Amendment to be the corporate act of the Corporation and further certifies that, to the best of his or her knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.

     IN WITNESS WHEREOF, the Corporation has caused these Article of Amendment to be signed in its name and on its behalf by its President or a Vice President
and witnessed by its Secretary or an Assistant Secretary on              , 1996.

                                FIRST AMERICAN INVESTMENT FUNDS, INC



                                By

                                Its

WITNESS:




          Secretary





FIRST AMERICAN INVESTMENT FUNDS, INC.

EQUITY FUNDS
RETAIL CLASS

  STOCK FUND                               DIVERSIFIED GROWTH FUND
  EQUITY INDEX FUND                        EMERGING GROWTH FUND
  BALANCED FUND                            REGIONAL EQUITY FUND
  LIMITED VOLATILITY STOCK FUND            SPECIAL EQUITY FUND
  ASSET ALLOCATION FUND                    TECHNOLOGY FUND
  EQUITY INCOME FUND                       INTERNATIONAL FUND

                                   PROSPECTUS

                                                                JANUARY 31, 1995

[LOGO] FIRST AMERICAN FUNDS
       The power of disciplined investing

TABLE OF CONTENTS

                                    PAGE

SUMMARY                               4
FEES AND EXPENSES                     8
Class A Share Fees and Expenses       8
Class B Share Fees and Expenses      10
Information Concerning Fees and
Expenses                             12
FINANCIAL HIGHLIGHTS                 14
THE FUNDS                            18
INVESTMENT OBJECTIVES AND POLICIES   18
Stock Fund                           19
Equity Index Fund                    20
Balanced Fund                        21
Limited Volatility Stock Fund        23
Asset Allocation Fund                24
Equity Income Fund                   25
Diversified Growth Fund              27
Emerging Growth Fund                 28
Regional Equity Fund                 29
Special Equity Fund                  30
Technology Fund                      31
International Fund                   32
Risks to Consider                    34
MANAGEMENT                           34
Investment Adviser                   35
Sub-Adviser to International Fund    36
Portfolio Managers                   36
Custodian                            39
Administrator                        40
Transfer Agent                       40
DISTRIBUTOR                          40
INVESTING IN THE FUNDS               42
Share Purchases                      42
Minimum Investment Required          43
Alternative Sales Charge Options     43
Systematic Investment Program        48
Exchanging Securities for Fund
Shares                               48
Certificates and Confirmations       48
Dividends and Distributions          48
Exchange Privilege                   49
REDEEMING SHARES                     50
By Telephone                         50
By Mail                              51
By Systematic Withdrawal Program     52
Redemption Before Purchase
Instruments Clear                    52
Accounts with Low Balances           52
DETERMINING THE PRICE OF SHARES      53
Determining Net Asset Value          53
Foreign Securities                   54
FEDERAL INCOME TAXES                 55
FUND SHARES                          56
CALCULATION OF PERFORMANCE DATA      56
SPECIAL INVESTMENT METHODS           58
Cash Items                           58
Repurchase Agreements                58
When-Issued and Delayed-Delivery
Transactions                         59
Lending of Portfolio Securities      59
Options Transactions                 60
Futures and Options on Futures       61
Fixed Income Securities              62
Foreign Securities                   63
Foreign Currency Transactions        64
Mortgage-Backed Securities           65
Asset-Backed Securities              67
Bank Instruments                     67
Portfolio Transactions               67
Portfolio Turnover                   68
Investment Restrictions              68

FIRST AMERICAN INVESTMENT FUNDS, INC.
680 East Swedesford Road, Wayne, Pennsylvania 19087

RETAIL CLASSES PROSPECTUS

The shares described in this Prospectus represent interests in First American Investment Funds, Inc., which consists of mutual funds with several different investment portfolios and objectives. This Prospectus relates to the Class A and Class B Shares of the following funds (the "Funds"):



*  STOCK FUND                           *  DIVERSIFIED GROWTH FUND
*  EQUITY INDEX FUND                    *  EMERGING GROWTH FUND
*  BALANCED FUND                        *  REGIONAL EQUITY FUND
*  LIMITED VOLATILITY STOCK FUND        *  SPECIAL EQUITY FUND
*  ASSET ALLOCATION FUND                *  TECHNOLOGY FUND
*  EQUITY INCOME FUND                   *  INTERNATIONAL FUND



SHARES OF THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, INCLUDING FIRST BANK NATIONAL ASSOCIATION AND ANY OF ITS AFFILIATES, NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN THE FUNDS INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, DUE TO FLUCTUATIONS IN EACH FUND'S NET ASSET VALUE.


This Prospectus concisely sets forth information about the Funds that a prospective investor should know before investing. It should be read and retained for future reference.

A Statement of Additional Information dated January 31, 1995 for the Funds has been filed with the Securities and Exchange Commission and is incorporated in its entirety by reference in this Prospectus. To obtain copies of the Statement of Additional Information at no charge, or to obtain other information or make inquiries about the Funds, call (800) 637-2548 or write SEI Financial Services Company, 680 East Swedesford Road, Wayne, Pennsylvania 19087.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this Prospectus is January 31, 1995.



SUMMARY


First American Investment Funds, Inc. ("FAIF") is an open-end investment company which offers shares in several different mutual funds. This Prospectus provides information with respect to the Class A and Class B Shares of the following funds (the "Funds"):

STOCK FUND has a primary objective of capital appreciation and a secondary objective to provide current income. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. In selecting equity securities, the Fund's adviser employs a value-based selection discipline.


EQUITY INDEX FUND has an objective of providing investment results that correspond to the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"). The Fund invests substantially in common stocks included in the S&P 500. The Fund's adviser believes that its objective can best be achieved by investing in the common stocks of approximately 250 to 500 of the issues included in the S&P 500.

BALANCED FUND has an objective of maximizing total return (capital appreciation plus income). The Fund seeks to achieve its objective by investing in a balanced portfolio of equity securities and fixed income securities. Over the long term, it is anticipated that the Fund's asset mix will average approximately 60% equity securities and 40% fixed income securities, with the asset mix normally ranging between 40% and 75% equity securities, between 25% and 60% fixed income securities, and between 0% and 25% money market instruments.

LIMITED VOLATILITY STOCK FUND has a primary objective of maximizing total return (capital appreciation plus income) within the constraint of controlling the volatility of the Fund to a level below that of the major market indices such as the S&P 500 and the Dow Jones Industrial Average, and a secondary objective to provide current income at a level that exceeds that of the S&P 500. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million.

ASSET ALLOCATION FUND has an objective of maximizing total return over the long term by allocating its assets principally among common stocks, bonds, and short-term instruments. There are no limitations on the proportions in which the Fund's adviser may allocate the Fund's investments among these three classes of assets, and the Fund may at times be fully invested in a single asset class if the adviser believes that it offers the most favorable total return outlook.

EQUITY INCOME FUND has an objective of long-term growth of capital and income. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities of issuers believed by the Fund's adviser to be characterized by sound management, the ability to finance expected growth and the ability to pay above average dividends.

DIVERSIFIED GROWTH FUND has a primary objective of long-term growth of capital and a secondary objective to provide current income. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities of a diverse group of companies that will provide representation across all economic sectors included in the S&P 500. The adviser may overweight the Fund's portfolio holdings in sectors that it believes provide above average total return potential.

EMERGING GROWTH FUND has an objective of growth of capital. Under normal market conditions, the Fund invests at least 65% of its total assets in equity securities of small-sized companies that exhibit, in the adviser's opinion, outstanding potential for superior growth. Companies that participate in sectors that are identified by the adviser as having long-term growth potential generally are expected to make up a substantial portion of the Fund's holdings.

REGIONAL EQUITY FUND has an objective of capital appreciation. The Fund seeks to achieve its objective by investing, in normal market conditions, at least 65% of its total assets in equity securities of small-sized companies headquartered in Minnesota, North and South Dakota, Montana, Wisconsin, Michigan, Iowa, Nebraska, Colorado and Illinois. The Fund invests in the securities of rapidly growing companies within this size category and geographic area.

SPECIAL EQUITY FUND has an objective of capital appreciation. Under normal market conditions, the Fund invests at least 65% of its total assets in equity securities. The Fund's policy is to invest in equity securities which the Fund's adviser believes offer the potential for greater than average capital appreciation. The adviser believes that this policy can best be achieved by investing in the equity securities of companies where fundamental changes are occurring, are likely to occur, or have occurred and where, in the opinion of the adviser, the changes have not been adequately reflected in the price of the securities.

TECHNOLOGY FUND has an objective of long-term growth of capital. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities. The Fund anticipates investing in companies which the Fund's adviser believes have, or will develop, products, processes or services that will provide or will benefit significantly from technological advances and improvements.

INTERNATIONAL FUND has an objective of long-term growth of capital. Under normal market conditions, the Fund invests at least 65% of its total assets in an internationally diversified portfolio of equity securities which trade in markets other than the United States. Investments are expected to be made primarily in developed markets and larger capitalization companies. However, the Fund also may invest in emerging markets where smaller capitalization companies are the norm.

INVESTMENT ADVISER AND SUB-ADVISER First Bank National Association (the "Adviser") serves as investment adviser to each of the Funds. Marvin & Palmer Associates, Inc. (the "Sub-Adviser") serves as sub-adviser to International Fund. See "Management."

DISTRIBUTOR; ADMINISTRATOR SEI Financial Services Company (the "Distributor") serves as the distributor of the Funds' shares. SEI Financial Management Corporation (the "Administrator") serves as the administrator of the Funds. See "Management" and "Distributor."

OFFERING PRICES Class A Shares of the Funds are sold at net asset value plus a maximum sales charge of 4.50%. These sales charges are reduced on purchases of $50,000 or more. Purchases of $1 million or more of Class A Shares are not subject to an initial sales charge, but a contingent deferred sales charge of 1.00% will be imposed on such purchases in the event of redemption within 24 months following the purchase. Class A Shares of the Funds otherwise are redeemed at net asset value without any additional charge. Class A Shares of each Fund are subject to a Rule 12b-1 distribution and service fee computed at an annual rate of 0.25% of the average daily net assets of that class. See "Investing in the Funds -- Alternative Sales Charge Options."

Class B Shares of the Funds are sold at net asset value without an initial sales charge. Class B Shares of each Fund are subject to Rule 12b-1 distribution and service fees computed at an annual rate totaling 1.00% of the average daily net assets of that class. If Class B Shares are redeemed within six years after purchase, they are subject to a contingent deferred sales charge declining from 5.00% in the first year to zero after six years. Class B Shares automatically convert into Class A Shares approximately eight years after purchase. See "Investing in the Funds -- Alternative Sales Charge Options."

MINIMUM INITIAL AND SUBSEQUENT INVESTMENTS The minimum initial investment is $1,000 ($250 for IRAs) for each Fund. Subsequent investments must be $100 or more. Regular investment in the Funds is simplified through the Systematic Investment Program through which monthly purchases of $100 or more are possible. See "Investing in the Funds -- Minimum Investment Required" and "-- Systematic Investment Program."

EXCHANGES Shares of any Fund may be exchanged for the same class of shares of other FAIF funds at the shares' respective net asset values with no additional charge. See "Investing in the Funds -- Exchange Privilege."

REDEMPTIONS Shares of each Fund may be redeemed at any time at their net asset value next determined after receipt of a redemption request by the Funds' transfer agent, less any applicable contingent deferred sales charge. Each Fund may, upon 60 days written notice, redeem an account if the account's net asset value falls below $500. See "Investing in the Funds" and "Redeeming Shares."

RISKS TO CONSIDER Each of the Funds is subject to the risk of generally adverse equity markets. Investors also should recognize that market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities.

Because each of the Funds other than Equity Index Fund is actively managed to a greater or lesser degree, their performance will reflect in part the ability of the Adviser or Sub-Adviser to select securities which are suited to achieving their investment objectives. Due to their active management, these Funds could underperform other mutual funds with similar investment objectives or the market generally.


In addition, (i) certain of the Funds are subject to risks associated with investing in smaller-capitalization companies; (ii) Regional Equity Fund is subject to risks associated with concentrating its investments in a single geographic region; (iii) Technology Fund is subject to risks associated with concentrating its investments in a single or related economic sectors; (iv) International Fund is subject to risks associated with investing in foreign securities and to currency risk; (v) Equity Income Fund may invest a portion of its assets in less than investment grade convertible debt obligations;
(vi) certain Funds other than International Fund may invest specified portions of their assets in securities of foreign issuers which are listed on a United States stock exchange or represented by American Depository Receipts or, in the case of Balanced Fund, are debt obligations of foreign issuers denominated in United States dollars; and (vii) certain Funds may invest (but not for speculative purposes) in stock index futures contracts, options on stock indices, options on stock index futures, index participation contracts based on the S&P 500, and/or exchange traded put and call options on interest rate futures contracts and on interest rates indices. See "Investment Objectives and Policies" and "Special Investment Methods."

SHAREHOLDER INQUIRIES Any questions or communications regarding the Funds or a shareholder account should be directed to the Distributor by calling (800) 637-2548, or to the financial institution which holds shares on an investor's behalf.

FEES AND EXPENSES RETAIL CLASSES


CLASS A SHARE FEES AND EXPENSES
                                                             EQUITY               LIMITED
                                                  STOCK       INDEX     BALANCED VOLATILITY
                                                   FUND        FUND       FUND   STOCK FUND
SHAREHOLDER TRANSACTION EXPENSES
Maximum sales load imposed on purchases
(as a percentage of offering price)(1)              4.50%      4.50%      4.50%      4.50%
Maximum sales load imposed on
reinvested dividends                                None       None       None       None
Deferred sales load(1)                              None       None       None       None
Redemption fees                                     None       None       None       None
Exchange fees                                       None       None       None       None

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment advisory fee (after voluntary
fee waivers and reimbursements)(2)                  0.56%      0.09%      0.52%      0.08%

Rule 12b-1 fees                                     0.25%      0.25%      0.25%      0.25%

Other expenses (after voluntary fee
waivers and reimbursements)(2)                      0.24%      0.26%      0.28%      0.67%

Total fund operating expenses
(after voluntary fee waivers
and reimbursements)(2)                              1.05%      0.60%      1.05%      1.00%

EXAMPLE(3)
You would pay the following expenses
on a $1,000 investment, assuming (i) the
maximum applicable sales charge for all
funds; (ii) a 5% annual return; and
(iii) redemption at the end of each time period:
1 year                                             $  55      $  51      $  55      $  55
3 years                                            $  77      $  63      $  77      $  75
5 years                                            $ 100      $  77      $ 100      $  98
10 years                                           $ 167      $ 117      $ 167      $ 162

(table continued)

    ASSET     EQUITY               EMERGING   REGIONAL    SPECIAL
  ALLOCATION  INCOME   DIVERSIFIED  GROWTH     EQUITY     EQUITY   TECHNOLOGY INTERNATIONAL
    FUND       FUND    GROWTH FUND   FUND       FUND       FUND       FUND       FUND


    4.50%      4.50%      4.50%      4.50%      4.50%      4.50%      4.50%      4.50%

    None       None       None       None       None       None       None       None
    None       None       None       None       None       None       None       None
    None       None       None       None       None       None       None       None
    None       None       None       None       None       None       None       None




    0.54%      0.34%      0.37%      0.26%      0.63%      0.62%      0.45%      0.98%

    0.25%      0.25%      0.25%      0.25%      0.25%      0.25%      0.25%      0.25%

    0.26%      0.41%      0.38%      0.59%      0.22%      0.28%      0.45%      0.77%



    1.05%      1.00%      1.00%      1.10%      1.10%      1.15%      1.15%      2.00%







   $  55      $  55      $  55   $     56      $  56      $  56      $  56      $  64
   $  77      $  75      $  77   $     78      $  78      $  80      $  80      $ 105
   $ 100      $  98      $  98   $    103      $ 103      $ 105      $ 105      $ 148
   $ 167      $ 162      $ 162   $    173      $ 173      $ 178      $ 178      $ 267


(1) The rules of the Securities and Exchange Commission require that the maximum sales charge be reflected in the above table. However, certain investors may qualify for reduced sales charges. Purchases of $1 million or more of Class A Shares are not subject to an initial sales charge, but a contingent deferred sales charge of 1.00% will be imposed in the case of redemption within 24 months following the purchase. See "Investing in the Funds -- Alternative Sales Charge Options."

(2) The Adviser and the Administrator intend to waive a portion of their fees and/or reimburse expenses on a voluntary basis, and the amounts shown reflect these waivers and reimbursements as of the date of this Prospectus. Each of these persons intends to maintain such waivers and reimbursements in effect for the current fiscal year but reserves the right to discontinue such waivers and reimbursements at any time in its sole discretion. Absent any fee waivers, investment advisory fees as an annualized percentage of average daily net assets would be 0.70% for each Fund except International Fund, as to which they would be 1.25%; and total fund operating expenses calculated on such basis would be 1.20% for Stock Fund, 1.23% for Equity Index Fund, 1.24% for Balanced Fund, 1.63% for Limited Volatility Stock Fund, 1.29% for Asset Allocation Fund, 1.39% for Equity Income Fund, 1.33% for Diversified Growth Fund, 2.84% for Emerging Growth Fund, 1.25% for Regional Equity Fund, 1.23% for Special Equity Fund, 3.37% for Technology Fund and 2.30% for International Fund. Other expenses includes an administration fee and is based on estimated amounts for the current fiscal year.

(3) Absent the fee waivers and reimbursements referred to in (2) above, the dollar amounts for the 1, 3, 5 and 10-year periods would be as follows:
     Stock Fund, $57, $81, $108 and $184; Equity Index Fund, $57, $82, $110 and
     $187; Balanced Fund, $57, $83, $110 and $188; Limited Volatility Stock Fund, $61, $94, $130 and $230; Asset Allocation Fund, $58, $84, $113 and
     $194; Equity Income Fund, $59, $87, $118 and $204; Diversified Growth Fund, $58, $85, $115 and $198; Emerging Growth Fund, $72, $129, $188 and $347;
     Regional Equity Fund, $57, $83, $111 and $189; Special Equity Fund, $57, $82, $110 and $187; Technology Fund, $77, $144, $213 and $394; and
     International Fund, $67, $114, $162 and $297.


CLASS B SHARE FEES AND EXPENSES


                                                          EQUITY               LIMITED      ASSET     EQUITY
                                                STOCK     INDEX     BALANCED  VOLATILITY ALLOCATION   INCOME   DIVERSIFIED
                                                FUND      FUND        FUND    STOCK FUND    FUND       FUND    GROWTH FUND
SHAREHOLDER TRANSACTION EXPENSES
Maximum sales load imposed on
purchases (as a percentage of offering
price)                                          None       None       None       None       None       None       None
Maximum sales load imposed on
reinvested dividends                            None       None       None       None       None       None       None
Maximum contingent deferred sales
charge (as a percentage of original
purchase price or redemption proceeds,
as applicable)                                  5.00%      5.00%      5.00%      5.00%      5.00%      5.00%      5.00%
Redemption fees                                 None       None       None       None       None       None       None
Exchange fees                                   None       None       None       None       None       None       None

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment advisory fees (after
voluntary fee waivers and
reimbursements)(1)                              0.56%      0.09%      0.52%      0.08%      0.54%      0.34%      0.37%

Rule 12b-1 fees                                 1.00%      1.00%      1.00%      1.00%      1.00%      1.00%      1.00%

Other expenses (after voluntary fee
waivers and reimbursements)(1)                  0.24%      0.26%      0.28%      0.67%      0.26%      0.41%      0.38%

Total fund operating expenses
(after voluntary fee waivers
and reimbursements)(1)                          1.80%      1.35%      1.80%      1.75%      1.80%      1.75%      1.75%

EXAMPLE(2)
You would pay the following expenses on
a $1,000 investment, assuming (i) a 5%
annual return; (ii) redemption at the end
of each time period; and (iii)
payment of the maximum applicable contingent
deferred sales charge of 5% in
year 1, 4% in year 3, 2% in year 5, and
automatic conversion to Class A shares
at the end of year 8:
1 year                                         $  68      $  64      $  68      $  68      $  68      $  68      $  68
3 years                                        $  97      $  83      $  97      $  95      $  97      $  95      $  95
5 years                                        $ 117      $  94      $ 117      $ 115      $ 117      $ 115      $ 115
10 years                                       $ 192      $ 142      $ 192      $ 186      $ 192      $ 186      $ 186


(table continued)


  EMERGING  REGIONAL     SPECIAL
   GROWTH    EQUITY      EQUITY   TECHNOLOGY INTERNATIONAL
    FUND      FUND        FUND       FUND       FUND



    None       None       None       None       None

    None       None       None       None       None



    5.00%      5.00%      5.00%      5.00%      5.00%
    None       None       None       None       0.00%
    None       None       None       None       None





    0.26%      0.63%      0.62%      0.45%      0.98%

    1.00%      1.00%      1.00%      1.00%      1.00%

    0.59%      0.22%      0.28%      0.45%      0.77%



    1.85%      1.85%      1.90%      1.90%      2.75%











   $  69      $  69      $  69      $  69      $  78
   $  98      $  98      $ 100      $ 100      $ 125
   $ 120      $ 120      $ 123      $ 123      $ 165
   $ 197      $ 197      $ 202      $ 202      $ 290


(1) The Adviser and the Administrator intend to waive a portion o f their fees and/or reimburse expenses on a voluntary basis, and the amounts shown reflect these waivers and reimbursements as of the date of this Prospectus. Each of these persons intends to maintain such waivers and reimbursements in effect for the current fiscal year but reserves the right to discontinue such waivers and reimbursements at any time in its sole discretion. Absent any fee waivers, investment advisory fees for each Fund as an annualized percentage of average daily net assets would be 0.70% for each Fund except International Fund, as to which they would be 1.25%; and total fund operating expenses calculated on such basis would be 1.95% for Stock Fund, 1.98% for Equity Index Fund, 1.99% for Balanced Fund, 2.38% for Limited Volatility Stock Fund, 2.04% for Asset Allocation Fund, 2.14% for Equity Income Fund, 2.08% for Diversified Growth Fund, 3.59% for Emerging Growth Fund, 2.00% for Regional Equity Fund, 1.98% for Special Equity Fund, 4.12% for Technology Fund and 3.05% for International Fund. Other expenses includes an administration fee and is based on estimated amounts for the current fiscal year.

(2) Absent the fee waivers and reimbursements referred to in (1) above, the dollar amounts for the 1, 3, 5 and 10-year periods would be as follows:
     Stock Fund, $70, $101, $125 and $208; Equity Index Fund, $70, $102, $127
     and $211; Balanced Fund, $70, $102, $127 and $212; Limited Volatility Stock Fund, $74, $114, $147 and $253; Asset Allocation Fund, $71, $104, $130 and
     $217; Equity Income Fund; $72, $107, $135 and $228; Diversified Growth Fund, $71, $105, $132 and $222; Emerging Growth Fund, $86, $150, $206 and
     $368; Regional Equity Fund, $70, $103, $128 and $213; Special Equity Fund, $70, $102, $127 and $211; Technology Fund, $91, $165, $231 and $414; and
     International Fund, $81, $134, $180 and $319.



                   INFORMATION CONCERNING FEES AND EXPENSES


The purpose of the preceding tables is to assist the investor in understanding the various costs and expenses that an investor in a Fund may bear directly or indirectly. THE EXAMPLES CONTAINED IN THE TABLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The information set forth in the foregoing tables and examples relates only to the Class A and Class B Shares of the Funds. The Funds also offer Class C Shares which are subject to the same expenses except that they bear no sales loads and distribution fees.

The examples in the above tables are based on projected annual Fund operating expenses after voluntary fee waivers and expense reimbursements by the Adviser, the Distributor and the Administrator. Although these persons intend to maintain such waivers in effect for the current fiscal year, any such waivers are voluntary and may be discontinued at any time. Prior to fee waivers, investment advisory fees accrue at the annual rate as a percentage of average daily net assets of 0.70% for each of the Funds except International Fund, as to which they are 1.25%.

The Class A Shares of each Fund may pay distribution and service fees to the Distributor in an amount equaling 0.25% per year of each such class's average daily net assets, and the Class B Shares of each Fund bear distribution and servicing fees totaling 1.00% per year of each such class's average daily net assets. The Distributor also receives the sales charge for distributing the Funds' Class A Shares. Due to the distribution fees paid by these classes of shares, long-term shareholders may pay more than the equivalent of the maximum front-end sales charges otherwise permitted by NASD rules. For additional information, see "Distributor."

Other expenses include fees paid by each Fund to the Administrator for providing various services necessary to operate the Funds. These include shareholder servicing and certain accounting and other services. The Administrator provides these services for a fee calculated at an annual rate of 0.12% of average daily net assets of each Fund subject to a minimum of $50,000 per Fund per fiscal year; provided, that to the extent that the aggregate net assets of all First American funds exceed $8 billion, the percentage stated above is reduced to 0.105%. Other expenses of the Funds also includes the cost of maintaining shareholder records, furnishing shareholder statements and reports, and other services. Investment advisory fees, administrative fees and other expenses are reflected in the Funds' daily dividends and are not charged to individual shareholder accounts.

FINANCIAL HIGHLIGHTS

The following audited financial highlights should be read in conjunction with the Funds' financial statements, the related notes thereto and the independent auditors' report appearing in the Statement of Additional Information.

For the periods ended September 30,

For a share outstanding throughout the period


                                               REALIZED
                                                 AND
                                              UNREALIZED       DIVIDENDS
            NET ASSET VALUE       NET          GAINS OR         FROM NET      DISTRIBUTIONS    NET ASSET
              BEGINNING OF    INVESTMENT      (LOSSES) ON      INVESTMENT      FROM CAPITAL    VALUE END
                 PERIOD         INCOME        INVESTMENTS        INCOME           GAINS        OF PERIOD        TOTAL RETURN
STOCK FUND
Class A
1994            $ 16.00         $ 0.31         $  1.00          $ (0.30)         $(0.50)       $ 16.51              8.35%
1993              14.04           0.22            1.99            (0.23)          (0.02)         16.00             15.82%
1992              13.62           0.24            0.81            (0.29)          (0.34)         14.04              7.88%
1991(1)           10.64           0.28            2.95            (0.22)          (0.03)         13.62             30.49%+
1990(2)           12.09           0.25           (1.17)           (0.25)          (0.28)         10.64             (8.22)%
1989(2)           10.35           0.25            1.70            (0.20)          (0.01)         12.09             20.33%
1988(2)(3)        10.03           0.27            0.35            (0.30)          -              10.35              6.40%+
Class B
1994(4)         $ 16.65         $ 0.03         $ (0.10)         $ (0.09)          -            $ 16.49             (0.43)%+

EQUITY INDEX FUND
Class A
1994            $ 10.60         $ 0.25         $  0.09          $ (0.25)         $(0.01)        $10.68              3.25%
1993(5)           10.00           0.20            0.60            (0.20)          -              10.60              8.02%+
Class B
1994(4)         $ 10.68         $ 0.01         $  0.04          $ (0.07)          -            $ 10.66              0.48%+

BALANCED FUND
Class A
1994            $ 10.73         $ 0.34         $ (0.02)         $ (0.34)         $(0.17)        $10.54              3.02%
1993(5)           10.00           0.28            0.75            (0.28)          (0.02)         10.73             10.39%+
Class B
1994(4)         $ 10.66         $ 0.06         $ (0.12)         $ (0.07)          -            $ 10.53             (0.55)%+

ASSET ALLOCATION FUND
Class A
1994            $ 10.60         $ 0.27         $ (0.08)         $ (0.26)         $(0.14)        $10.39              1.81%
1993(5)           10.00           0.19            0.60            (0.19)          -              10.60              8.01%+
Class B
1994(4)         $ 10.40         $ 0.05         $ (0.03)         $ (0.05)          -            $ 10.37              0.19%

EQUITY INCOME FUND
Class A
1994(6)         $  9.87         $ 0.41              --          $ (0.39)          -            $  9.89              4.22%+
1993(7)(8)        10.00           0.57           (0.14)           (0.56)          -               9.87              4.44%+
Class B
1994(4)         $  9.87         $ 0.04         $  0.02          $ (0.05)          -            $  9.88              0.57%+

DIVERSIFIED GROWTH FUND
Class A
1994(6)         $  9.39         $ 0.10         $ (0.29)         $ (0.11)          -            $  9.09             (2.07)%+
1993(7)(8)        10.00           0.11           (0.63)           (0.09)          -               9.39             (5.18)%+
Class B
1994(4)         $  8.87         $ 0.01         $  0.23          $ (0.02)          -            $  9.09              2.75%+


(table continued)


                                           RATIO OF          RATIO OF
                                              NET           EXPENSES TO
                           RATIO OF       INVESTMENT        AVERAGE NET
       NET ASSETS         EXPENSES TO      INCOME TO          ASSETS
         END OF           AVERAGE NET     AVERAGE NET       (EXCLUDING    PORTFOLIO TURNOVER
       PERIOD (000)         ASSETS          ASSETS            WAIVERS)           RATE



        $  8,421             0.76%            1.51%             1.20%             65%
         134,186             0.75             1.94              1.28              48
           3,644             1.45             1.75              4.46              39
           2,386             1.45             2.47              7.42              76
           1,161             1.45             2.24              9.47              41
             323             1.24             2.26             36.39              74
             206             1.02             2.67             28.60              80

        $    346             1.75%            1.58%             2.01%             65%



        $    758             0.35%            2.23%             1.23%             11%
         139,957             0.35             2.52              1.30               1

        $     29             1.35%            1.68%             2.03%             11%



        $ 13,734             0.77%            2.63%             1.24%             98%
         111,225             0.75             3.31              1.29              77

        $    270             1.75%            2.80%             2.05%             98%



        $    707             0.75%            2.01%             1.29%             32%
          56,393             0.75             2.40              1.34              31

        $     11             1.75%            1.94%             2.12%             32%



        $  1,852             0.88%            4.88%             1.39%            108%
          28,786             0.75             6.09              1.36              68

        $      1             1.75%            4.39%             2.14%            108 %



        $  1,900             0.90%            1.15%             1.33%            101%
          31,084             0.78             1.26              1.25               5

        $     12             1.75%            1.20%             2.08%            101%



+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

*    Represents distributions in excess of net realized gains.

(1) On September 3, 1991, the Board of Directors of FAIF approved a change in FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(2)  For the period ended October 31.

(3) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(4) Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(5) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(6) Prior to March 28, 1994, these funds were advised by Boulevard Bank National Association. On April 28, 1994 the Board of Directors approved a change in the fiscal year end from November 30 to September 30, effective September 30, 1994. All ratios for the period have been annualized.

(7)  For the period ended November 30.

(8) Commenced operations on December 18, 1992. All ratios for the period have been annualized.

(9) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(10) Class A shares have been offered since April 7, 1994. All ratios for the period have been annualized.



FINANCIAL HIGHLIGHTS

For the periods ended September 30,

For a share outstanding throughout the period


                                                REALIZED
                                                   AND
                                               UNREALIZED        DIVIDENDS
            NET ASSET VALUE      NET            GAINS OR         FROM NET       DISTRIBUTIONS  NET ASSET
              BEGINNING OF    INVESTMENT      (LOSSES) ON       INVESTMENT      FROM CAPITAL   VALUE END
                 PERIOD         INCOME        INVESTMENTS         INCOME            GAINS      OF PERIOD      TOTAL RETURN
EMERGING GROWTH FUND
Class A
1994(9)         $ 10.00         $ 0.01          $  0.57          $ (0.01)          $   --       $ 10.57           5.88%+
Class B
1994(4)         $  9.89         $(0.01)         $  0.67          $    --           $   --       $ 10.55           6.67%+

REGIONAL EQUITY FUND
Class A
1994            $ 11.96         $ 0.08          $  0.71          $ (0.07)          $(0.16)      $ 12.52           6.76%
1993(5)           10.00           0.05             1.96            (0.05)          $   --         11.96          20.17%+
Class B
1994(4)         $ 12.19         $   --          $  0.33          $ (0.02)          $   --       $ 12.50           2.73%+

SPECIAL EQUITY FUND
Class A
1994            $ 15.81         $ 0.28          $  2.52          $ (0.28)          $(1.03)      $ 17.30          18.70%
1993              13.61           0.23             2.32            (0.25)          (0.10)         15.81          18.91%
1992              12.98           0.21             1.61            (0.27)          (0.92)         13.61          15.17%
1991(1)           10.33           0.30             2.61            (0.26)           --            12.98          28.38%+
1990(2)           12.96           0.47            (2.03)           (0.46)          (0.61)         10.33         (13.24)%
1989(2)           11.55           0.47             1.39            (0.41)          (0.04)         12.96          17.41%
1988(2)(3)        10.03           0.34             1.57            (0.39)          $  --          11.55          19.56%+
Class B
1994(4)         $ 16.51         $ 0.01          $  0.85          $ (0.08)          $  --        $ 17.29           5.22%+

TECHNOLOGY FUND
Class A
1994(9)         $ 10.00         $(0.01)         $  1.20          $    --           $  --        $ 11.19          11.90%+
Class B
1994(4)         $  9.85         $(0.02)         $  1.34          $    --           $  --        $ 11.17          13.40%+

INTERNATIONAL FUND
Class A
1994(10)        $  9.98         $(0.01)         $  0.24          $    --           $  --        $ 10.21           2.30%+
Class B
1994(4)         $ 10.23         $(0.01)         $ (0.01)         $    --           $  --        $ 10.21          (0.20)%+

(table continued)

                                       RATIO OF          RATIO OF
                                         NET           EXPENSES TO
                       RATIO OF       INVESTMENT       AVERAGE NET
      NET ASSETS      EXPENSES TO      INCOME TO          ASSETS
        END OF        AVERAGE NET     AVERAGE NET       (EXCLUDING     PORTFOLIO TURNOVER
     PERIOD (000)       ASSETS          ASSETS            WAIVERS)            RATE



        $    91          0.79%            0.23%              2.84%             19%

        $    18          1.80%           (0.85)%             3.59%             19%



        $ 8,345          0.82%            0.59%              1.25%             41%
         58,427          0.80             0.59               1.30              28

        $   185          1.80%           (0.41)%             2.05%             41%



        $ 7,333          0.81%            1.88%              1.23%            116%
         81,899          0.81             2.07               1.31             104
          3,586          1.50             1.61               4.18             146
          3,423          1.50             2.60               5.13             116
          2,761          1.50             4.09               4.21             113
          2,000          1.38             4.07               8.68             102
            578          1.20             4.02              15.60              51

        $   370          1.68%            0.47%              2.03%            116%



        $    61          0.80%           (0.21)%             3.37%             43%

        $     2          1.80%           (1.44)%             4.12%            43 %



        $   464          1.75%           (0.26)%             2.30%             16%

        $    22          2.75%           (0.71)%             3.05%             16%




THE FUNDS

FAIF is an open-end management investment company which offers shares in several different mutual funds (collectively, the "FAIF Funds"), each of which evidences an interest in a separate and distinct investment portfolio. Shareholders may purchase shares in each FAIF Fund through three separate classes (Class A, Class B and Class C) which provide for variations in distribution costs, voting rights and dividends. Except for these differences among classes, each share of each FAIF Fund represents an undivided proportionate interest in that fund. FAIF is incorporated under the laws of the State of Maryland, and its principal offices are located at 680 East Swedesford Road, Wayne, Pennsylvania 19087.

This Prospectus relates only to the Class A and Class B Shares of the Funds named on the cover hereof. Information regarding the Class C Shares of these Funds and regarding the Class A, Class B and Class C Shares of the other FAIF Funds is contained in separate prospectuses that may be obtained from FAIF's Distributor, SEI Financial Services Company, 680 East Swedesford Road, Wayne, Pennsylvania 19087, or by calling (800) 637-2548. The Board of Directors of FAIF may authorize additional series or classes of common stock in the future.

INVESTMENT OBJECTIVES AND POLICIES

This section describes the investment objectives and policies of the Funds. There is no assurance that any of these objectives will be achieved. The Funds' investment objectives are not fundamental and therefore may be changed without a vote of shareholders. Such changes could result in a Fund having investment objectives different from those which shareholders considered appropriate at the time of their investment in a Fund. Shareholders will receive written notification at least 30 days prior to any change in a Fund's investment objectives. Each of the Funds except Technology Fund is a diversified investment company, as defined in the Investment Company Act of 1940 (the "1940 Act"). Technology Fund is a non-diversified company under the 1940 Act.


If a percentage limitation on investments by a Fund stated below or in the Statement of Additional Information is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset values will not be deemed to violate the limitation. A Fund which is limited to investing in securities with specified ratings is not required to sell a security if its rating is reduced or discontinued after purchase, but the Fund may consider doing so. However, except in the case of Equity Income Fund, in no event will more than 5% of any Fund's net assets be invested in non-investment grade securities. Descriptions of the rating categories of Standard & Poor's Corporation ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's") are contained in the Statement of Additional Information.


When the term "equity securities" is used in this Prospectus, it refers to common stock and securities which are convertible into or exchangeable for, or which carry warrants or other rights to acquire, common stock.

This section also contains information concerning certain investment risks borne by Fund shareholders under the heading "-- Risks to Consider." Further information concerning the securities in which the Funds may invest and related matters is set forth under "Special Investment Methods."

STOCK FUND

OBJECTIVES. Stock Fund has a primary objective of capital appreciation. A secondary objective of the Fund is to provide current income.


INVESTMENT POLICIES. Under normal market conditions, Stock Fund invests at least 80% of its total assets in equity securities (and at least 65% in common stocks) diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. In selecting equity securities, the Adviser employs a value-based selection discipline. The Adviser anticipates investing in equity securities of companies it believes are selling at less than fair value and offer the potential for appreciation as a result of improved profitability reflecting corporate restructuring or elimination of unprofitable operations, change in management or management goals, or improving demand for the companies' goods or services.


The Fund also may invest up to 20% of its total assets in the aggregate in equity securities of issuers with a market capitalization of less than $500 million and in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

EQUITY INDEX FUND


OBJECTIVE. Equity Index Fund has an objective of providing investment results that correspond to the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500").


INVESTMENT POLICIES. Equity Index Fund invests substantially (at least 65% of total assets) in common stocks included in the S&P 500. The Adviser believes that the Fund's objective can best be achieved by investing in the common stocks of approximately 250 to 500 of the issues included in the S&P 500, depending on the size of the Fund.


Standard & Poor's designates the stocks included in the S&P 500 on a statistical basis. A particular stock's weighting in the S&P 500 is based on its total market value (that is, its market price per share times the number of shares outstanding) relative to that of all stocks included in the S&P
500. From time to time, Standard & Poor's may add or delete stocks to or from the S&P 500. Inclusion of a particular stock in the S&P 500 does not imply any opinion by Standard & Poor's as to its merits as an investment, nor is Standard & Poor's a sponsor of or in any way affiliated with the Fund.

The Fund is managed by utilizing a computer program that identifies which stocks should be purchased or sold in order to replicate, as closely as possible, the composition of the S&P 500. The Fund includes a stock in its investment portfolio in the order of the stock's weighting in the S&P 500, starting with the most heavily weighted stock. Thus, the proportion of Fund assets invested in a stock or industry closely approximates the percentage of the S&P 500 represented by that stock or industry. Portfolio turnover is expected to be well below that of actively managed mutual funds.

Although the Fund will not duplicate the S&P 500's performance precisely, it is anticipated that there will be a close correlation between the Fund's performance and that of the S&P 500 in both rising and falling markets. The Fund will attempt to achieve a correlation between the performance of its portfolio and that of the S&P 500 of at least 95%, without taking into account expenses of the Fund. A perfect correlation would be indicated by a figure of 100%, which would be achieved if the Fund's net asset value, including the value of its dividends and capital gains distributions, increased or decreased in exact proportion to changes in the S&P 500. The Fund's ability to replicate the performance of the S&P 500 may be affected by, among other things, changes in securities markets, the manner in which Standard & Poor's calculates the S&P 500, and the amount and timing of cash flows into and out of the Fund. Although cash flows into and out of the Fund will affect the Fund's portfolio turnover rate and its ability to replicate the S&P 500's performance, investment adjustments will be made, as practicably as possible, to account for these circumstances.

The Fund also may invest up to 20% of its total assets in the aggregate in stock index futures contracts, options on stock indices, options on stock index futures, and index participation contracts based on the S&P 500. The Fund will not invest in these types of contracts and options for speculative purposes, but rather to maintain sufficient liquidity to meet redemption requests; to increase the level of Fund assets devoted to replicating the composition of the S&P 500; and to reduce transaction costs. These types of contracts and options and certain associated risks are described under "Special Investment Methods -- Options Transactions."

In order to maintain liquidity during times of unusual market conditions, the Fund also may invest temporarily in cash and cash items of the kinds described under "Special Investment Methods -- Cash Items."

BALANCED FUND

OBJECTIVE. Balanced Fund has an objective of maximizing total return (capital appreciation plus income).

INVESTMENT POLICIES. Balanced Fund seeks to achieve its objective by investing in a balanced portfolio of equity securities and fixed income securities. The asset mix of the Fund normally will range between 40% and 75% equity securities, between 25% and 60% fixed income securities (including only that portion of the value of convertible securities attributable to their fixed income characteristics), and between 0% and 25% money market instruments. Over the long term, it is anticipated that the Fund's asset mix will average approximately 60% equity securities and 40% fixed income securities. The Adviser may make moderate shifts among asset classes in order to attempt to increase returns or reduce risk.

With respect to the equity security portion of the Fund's portfolio, the Adviser follows the same investment policies as are described above under "-- Stock Fund -- Investment Policies."

The fixed income portion of the Fund's portfolio is invested in investment grade debt securities, at least 65% of which are United States Government obligations and corporate debt obligations and mortgage-related securities rated at least A by Standard & Poor's or Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization. Under normal market conditions, the weighted average maturity of the fixed income securities held by the Fund will not exceed 15 years.

The Fund's permitted fixed income investments include notes, bonds and discount notes of United States Government agencies or instrumentalities; domestic issues of corporate debt obligations having floating or fixed rates of interest and rated at least BBB by Standard & Poor's or Baa by Moody's, or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, or which are of comparable quality in the judgment of the Adviser; other investments, including mortgage-backed securities, which are rated in one of the four highest categories by a nationally recognized statistical rating organization or which are of comparable quality in the judgment of the Adviser; and commercial paper which is rated A-1 by Standard & Poor's or P-1 by Moody's or which has been assigned an equivalent rating by another nationally recognized statistical rating organization. Unrated securities will not exceed 10% in the aggregate of the value of the total fixed income securities held by the Fund.

Subject to the foregoing limitations, the fixed income securities in which the Fund may invest include (i) mortgage-backed securities (provided that the Fund will not invest more than 10% of its total fixed income assets in interest-only, principal-only or inverse floating rate mortgage-backed securities); (ii) asset-backed securities; and (iii) bank instruments. In addition, the Fund may invest up to 15% of its total fixed income assets in foreign securities payable in United States dollars. For information about these kinds of investments and certain associated risks, see the related headings under "Special Investment Methods," and for information concerning certain risks associated with investing in fixed income securities generally, see "Special Investment Methods -- Fixed Income Securities."


In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; (v) engage in the lending of portfolio securities; (vi) in order to attempt to reduce risk, invest in exchange traded put and call options on interest rate futures contracts and on interest rate indices; and (vii) in order to attempt to reduce risk, write covered call options on interest rate indices. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

LIMITED VOLATILITY STOCK FUND

OBJECTIVES. Limited Volatility Stock Fund has a primary objective of maximizing total return (capital appreciation plus income) within the constraint of controlling the volatility of the Fund to a level below that of the major market indices such as the S&P 500 and the Dow Jones Industrial Average. In this respect, the Fund seeks to maintain a five year historical performance relative to the S&P 500 at a beta level no greater than .95. A secondary objective of the Fund is to provide current income at a level that exceeds that of the S&P 500.

INVESTMENT POLICIES. Under normal market conditions, Limited Volatility Stock Fund invests a minimum of 80% of its total assets in equity securities (and at least 65% in common stocks) diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. The Adviser's primary considerations when acquiring equity securities for the Fund include their potential for total return as a result of factors such as product development and demand, favorable operating ratios, resources for expansion, management abilities, reasonableness of market price, and favorable overall business prospects, along with the issue's ability to contribute to controlling portfolio volatility. Receipt of dividends or interest will be a secondary, but still important, concern. For example, when equity securities appear to have similar potentials for total return, the Adviser may base its investment decision upon which security has the greater dividend or interest yield. Nevertheless, securities acquired by the Fund are not required to pay dividends or earn interest.

The Fund also may invest up to 20% of its total assets in the aggregate in equity securities of issuers with a market capitalization of less than $500 million and in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

ASSET ALLOCATION FUND

OBJECTIVE. Asset Allocation Fund has an objective of maximizing total return over the long term by allocating its assets principally among common stocks, bonds, and short-term instruments.

INVESTMENT POLICIES. Asset Allocation Fund allocates its investments principally among (i) common stocks included in the S&P 500, (ii) direct obligations of the United States Treasury, and (iii) short-term instruments. There are no limitations on the proportions in which the Adviser may allocate the Fund's investments among these three classes of assets. The Fund thus is not a "balanced" fund, in that it is not required to allocate its investments in specific proportions or ranges among these asset classes.

The Adviser regularly reviews the Fund's investment allocation and varies the allocation to emphasize the asset class or classes that, in the Adviser's then-current judgment, provide the most favorable total return outlook. There is no limitation on the amount that may be invested in any one asset class, and the Fund may at times be fully invested in a single asset class if the Adviser believes that it offers the most favorable total return outlook.

In making asset allocation decisions, the Adviser utilizes a proprietary quantitative model which predicts future asset class returns based on historical experience using probability theory. By investing in common stocks intended to approximate the total return of the S&P 500, as described below, the Adviser attempts to minimize the risk of individual equity security selection in the common stock class. By limiting the bond class to direct obligations of the United States Treasury, the Adviser attempts to eliminate credit risk from this class.

Within the common stock asset class, the Adviser seeks to produce a total return approximating that of the S&P 500. In order to achieve this result, the Adviser follows the same indexing-based policies for this asset class as are described above under "-- Equity Index Fund -- Investment Policies."

Within the bond asset class, the Fund may invest in any maturity of direct obligations of the United States Treasury. The Adviser thus has discretion in determining the weighted average maturity of the investments within this asset class. For information concerning certain risks associated with investing in fixed income securities generally, see "Special Investment Methods -- Fixed Income Securities."

Within the short-term asset class, the Fund may hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) purchase securities on a when-issued or delayed-delivery basis; (iv) engage in the lending of portfolio securities;
(v) in order to attempt to reduce risk, invest in exchange traded put and call options on interest rate futures contracts and on interest rate indices; and (vi) in order to manage allocations among asset classes efficiently, invest in interest rate and stock index futures. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

EQUITY INCOME FUND

OBJECTIVE. Equity Income Fund has an objective of long-term growth of capital and income.

INVESTMENT POLICIES. Under normal market conditions, Equity Income Fund invests at least 80% of its total assets in equity securities of issuers believed by the Adviser to be characterized by sound management, the ability to finance expected growth and the ability to pay above average dividends.

The Fund invests in equity securities that have relatively high dividend yields and which, in the Adviser's opinion, will result in a relatively stable Fund dividend with a growth rate sufficient to maintain the purchasing power of the income stream. Although the Adviser anticipates that higher yielding equity securities will generally represent the core holdings of the Fund, the Fund may invest in lower yielding but higher growth equity securities to the extent that the Adviser believes such investments are appropriate to achieve portfolio balance. All securities held by the Fund will provide current income consistent with the Fund's investment objective.

The "equity securities" in which the Fund may invest include corporate debt obligations which are convertible into common stock. These convertible debt obligations may include obligations rated at the time of purchase as low as CCC by Standard & Poor's or Caa by Moody's, or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, or which are of comparable quality in the judgment of the Adviser. Debt obligations rated less than BBB by Standard & Poor's or Baa by Moody's are considered to be less than "investment grade" and are sometimes referred to as "junk bonds." Obligations rated CCC by Standard & Poor's or Caa by Moody's are considered to be of poor standing and are predominantly speculative. Descriptions of Standard & Poor's and Moody's rating categories are contained in the Statement of Additional Information. If the rating of an obligation is reduced below the categories set forth above after purchase or is discontinued, the Fund is not required to sell the obligation but may consider doing so.

Purchases of less than investment grade convertible debt obligations are intended to advance the Fund's objective of long-term growth of capital through the "upside" potential of the obligations' conversion features and to advance the Fund's objective of income through receipt of interest payable on the obligations. The Fund will not invest more than 25% of its total assets in convertible debt obligations which are rated less than investment grade or which are of comparable quality in the judgment of the Adviser. For the year ended September 30, 1994, the following weighted average percentages of the Fund's total assets were invested in convertible and nonconvertible debt obligations with the indicated Standard & Poor's ratings or their equivalents: AAA, 0%; AA, 0%; A, 0%; BBB, 6%; BB, 0%; B, 5%; and CCC, 0%.

Debt obligations which are rated less than investment grade generally are subject to greater market fluctuations and greater risk of loss of income and principal due to default by the issuer than are higher-rated obligations. The value of these obligations tends to reflect short-term corporate, economic, interest rate and market developments and investor perceptions of the issuer's credit quality to a greater extent than investment grade obligations. In addition, since the market for these obligations is relatively new and does not have as many participants as the market for higher-rated obligations, it may be more difficult to dispose of or to determine the value of these obligations. In the case of a convertible debt obligation, these risks may be present in a greater degree where the principal amount of the obligation is greater than the current market value of the common stock into which it is convertible.

The Fund also may invest up to 20% of its total assets in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.


DIVERSIFIED GROWTH FUND

OBJECTIVES. Diversified Growth Fund has a primary objective of long-term growth of capital. A secondary objective of the Fund is to provide current income.

INVESTMENT POLICIES. Under normal market conditions, Diversified Growth Fund invests at least 80% of its total assets in equity securities of a diverse group of companies that will provide representation across all economic sectors included in the S&P 500. The Adviser may overweight the Fund's portfolio holdings in sectors that it believes provide above average total return potential and may underweight the Fund's holdings in those sectors that it believes have a lower total return potential. Within a given sector, the Fund's assets are invested in securities of those companies that, in the Adviser's judgment, exhibit a combination of above average growth in revenue and earnings, strong management and sound and improving financial condition.

The Fund also may invest up to 20% of its total assets in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

EMERGING GROWTH FUND

OBJECTIVE. Emerging Growth Fund has an objective of growth of capital.

INVESTMENT POLICIES. Under normal market conditions, Emerging Growth Fund invests at least 65% of its total assets in equity securities of small-sized companies that exhibit, in the Adviser's opinion, outstanding potential for superior growth. For these purposes, small-sized companies are deemed those with market capitalizations of less than $1 billion. Companies that participate in sectors that are identified by the Adviser as having long-term growth potential generally are expected to make up a substantial portion of the Fund's holdings. These companies often have established a market niche or have developed unique products or technologies that are expected by the Adviser to produce superior growth in revenues and earnings.

The Fund also may invest up to 35% of its total assets in the aggregate in equity securities of issuers with a market capitalization of $1 billion or more and in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

REGIONAL EQUITY FUND

OBJECTIVE. Regional Equity Fund has an objective of capital appreciation.

INVESTMENT POLICIES. Regional Equity Fund seeks to achieve its objective by investing, in normal market conditions, at least 65% of its total assets in equity securities of small-sized companies headquartered in Minnesota, North and South Dakota, Montana, Wisconsin, Michigan, Iowa, Nebraska, Colorado and Illinois.

The Adviser anticipates investing primarily in the securities of rapidly growing small-sized companies which generally will have the following characteristics, in the Adviser's opinion: (i) some kind of sustainable uniqueness that will allow the company to grow, (ii) highly skilled management, and (iii) undervaluation by the market. For these purposes, small-sized companies are deemed those with market capitalizations of less than $1 billion.

In addition to the risks associated with investing in smaller-capitalization companies, see "-- Risk Factors -- Smaller-Capitalization Companies" below, the Fund's policy of concentrating its equity investments in a geographic region means that it will be subject to adverse economic, political or other developments in that region. Although the region in which the Fund principally invests has a diverse industrial base (including, but not limited to, agriculture, mining, retail, transportation, utilities, heavy and light manufacturing, financial services, insurance, computer technology and medical technology), this industrial base is not as diverse as that of the country as a whole. The Fund therefore may be less diversified by industry and company than other funds with a similar investment objective and no geographic limitation.

The Fund also may invest up to 35% of its total assets in the aggregate in equity securities without regard to the location of the issuer's headquarters or the issuer's market capitalization and in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income
Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

SPECIAL EQUITY FUND

OBJECTIVE. Special Equity Fund has an objective of capital appreciation.

INVESTMENT POLICIES. Under normal market conditions, Special Equity Fund invests at least 65% of its total assets in equity securities. The Fund's policy is to invest in equity securities which the Adviser believes offer the potential for greater than average capital appreciation. The Adviser believes that this policy can best be achieved by investing in the equity securities of companies where fundamental changes are occurring, are likely to occur, or have occurred and where, in the opinion of the Adviser, the changes have not been adequately reflected in the price of the securities and thus are considered by the Adviser to be undervalued.

Undervalued securities may include securities of companies which (i) have been unpopular for some time but where, in the Adviser's opinion, recent developments (such as those listed in the next sentence) suggest the possibility of improved operating results; (ii) have recently experienced marked popularity but which, in the opinion of the Adviser, have temporarily fallen out of favor for reasons that are considered by the Adviser to be non-recurring or short-term; and (iii) appear to the Adviser to be undervalued in relation to popular securities of other companies in the same industry. Typically, but not exclusively, the Adviser will consider investing in undervalued issues in which it sees the possibility of substantially improved market price due to increasing demand for an issuer's products or services, the development of new or improved products or services, the probability of increased operating efficiencies, the elimination of unprofitable products or operations, changes in management or management goals, fundamental changes in the industry in which the issuer operates, new or increased emphasis on research and development, or possible mergers or acquisitions.

In selecting securities judged to be undervalued and in investing in potential "turnaround" situations, the Adviser will be acting on opinions and exercising judgments which may be contrary to those of the majority of investors. These opinions and judgments involve the risks of either (i) a correct judgment by the majority, in which case losses may be incurred or profits may be limited, or (ii) a long delay before majority recognition of the accuracy of the Adviser's judgment, in which case capital invested by the Fund in an individual security or group of securities may be nonproductive for an extended period.

The Fund also may invest up to 35% of its total assets in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

TECHNOLOGY FUND

OBJECTIVE. Technology Fund has an objective of long-term growth of capital.

INVESTMENT POLICIES. Under normal market conditions, Technology Fund invests at least 80% of its total assets in equity securities. The Fund anticipates investing in companies which the Adviser believes have, or will develop, products, processes or services that will provide or will benefit significantly from technological advances and improvements. The description of the technology sector is interpreted broadly by the Adviser and may include such products or services as inexpensive computing power, such as personal computers; improved methods of communications, such as satellite transmission; or labor saving machines or instruments, such as computer-aided design equipment. The prime emphasis of the Fund is to identify those companies positioned, in the Adviser's opinion, to benefit from technological advances in areas such as semiconductors, minicomputers and peripheral equipment, scientific instruments, computer software, communications, and future automation trends in both office and factory settings.

The Fund also may invest up to 20% of its total assets in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

Technology Fund operates as a non-diversified investment company, as defined in the 1940 Act, but intends to conduct its operations so as to qualify as a regulated investment company for purposes of the Internal Revenue Code of 1986, as amended. Since a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers which will be in the same or related economic sectors, the Fund's portfolio securities may be more susceptible to any single economic, technological or regulatory occurrence than the portfolio securities of diversified investment companies. In addition, competitive pressures may have a significant effect on the financial condition of companies in the technology industry. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continue to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing.

INTERNATIONAL FUND

OBJECTIVE. International Fund has an objective of long-term growth of capital.

INVESTMENT POLICIES. Under normal market conditions, International Fund invests at least 65% of its total assets in an internationally diversified portfolio of equity securities which trade in markets other than the United States. Generally these securities are issued by companies (i) domiciled in countries other than the United States, or (ii) that derive at least 50% of either their revenues or their pre-tax income from activities outside of the United States. The securities in which the Fund invests include common and preferred stock, securities (bonds and preferred stock) convertible into common stock, warrants and securities representing underlying international securities such as American Depositary Receipts and European Depositary Receipts. The Fund also may hold securities of other investment companies (which investments are also subject to the advisory fee) and depositary or custodial receipts representing beneficial interests in any of the foregoing securities.

The Fund may invest in securities of issuers in, but not limited to, Argentina, Australia, Austria, Belgium, Canada, Chile, Columbia, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Israel, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Peru, the Philippines, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, the United Kingdom, and Venezuela. Normally, the Fund will invest at least 65% of its total assets in securities traded in at least three foreign countries, including the countries listed above. It is possible, although not currently anticipated, that up to 35% of the Fund's assets could be invested in United States companies.

In investing the Fund's assets, the Sub-Adviser expects to place primary emphasis on country selection, followed by selection of industries or sectors within or across countries and by selection of individual stocks corresponding to the industries or sectors selected. Investments are expected to be made primarily in developed markets and larger capitalization companies. However, the Fund also may invest in emerging markets where smaller capitalization companies are the norm.

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 50% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; (v) engage in the lending of portfolio securities; (vi) engage in foreign currency transactions; (vii) in order to attempt to reduce risk, purchase put and call options on foreign currencies;
(viii) write covered call options on foreign currencies owned by the Fund; and (ix) enter into contracts for the future purchase or delivery of securities, foreign currencies, and indices, purchase or sell options on any such futures contracts and engage in related closing transactions. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

Under normal market conditions, it is expected that the Fund will be fully invested in equity securities and related hedging instruments (except for short-term investments of cash for liquidity purposes and pending investment). However, for temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items."

International Fund is subject to special risks associated with investing in foreign securities and to declines in net asset value resulting from changes in exchange rates between the United States dollar and foreign currencies. These risks are discussed under "Special Investment Methods -- Foreign Securities" and "-- Foreign Currency Transactions" elsewhere here. Because of the special risks associated with foreign investing and the Sub-Adviser's ability to invest substantial portions of the Fund's assets in a small number of countries, the Fund may be subject to greater volatility than most mutual funds which invest principally in domestic securities.

RISKS TO CONSIDER

An investment in any of the Funds involves certain risks in addition to those noted above with respect to particular Funds. These include the following:

EQUITY SECURITIES GENERALLY. Market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities. Market prices of equity securities as a group have dropped dramatically in a short period of time on several occasions in the past, and they may do so again in the future. Each of the Funds is subject to the risk of generally adverse equity markets.

SMALLER-CAPITALIZATION COMPANIES. Emerging Growth Fund and Regional Equity Fund emphasize investments in companies with relatively small market capitalizations, and the remaining Funds (excluding Equity Index Fund and Asset Allocation Fund) are permitted to invest in equity securities of such companies. The equity securities of smaller-capitalization companies frequently have experienced greater price volatility in the past than those of larger-capitalization companies, and they may be expected to do so in the future. To the extent that the Funds invest in smaller-capitalization companies, they are subject to this risk of greater volatility.

ACTIVE MANAGEMENT. All of the Funds other than Equity Index Fund are actively managed to a greater or lesser degree by the Adviser or, in the case of International Fund, the Sub-Adviser. The performance of these Funds therefore will reflect in part the ability of the Adviser or Sub-Adviser to select securities which are suited to achieving the Funds' investment objectives. Due to their active management, these Funds could underperform other mutual funds with similar investment objectives or the market generally.

OTHER. Investors also should review "Special Investment Methods" for information concerning risks associated with certain investment techniques which may be utilized by the Funds.

MANAGEMENT

The Board of Directors of FAIF has the primary responsibility for overseeing the overall management and electing the officers of FAIF. Subject to the overall direction and supervision of the Board of Directors, the Adviser acts as investment adviser for and manages the investment portfolios of FAIF.

INVESTMENT ADVISER

First Bank National Association, 601 Second Avenue South, Minneapolis, Minnesota 55480, is the Funds' investment adviser. The Adviser has acted as an investment adviser to FAIF since its inception in 1987 and has acted as investment adviser to First American Funds, Inc. since 1982. As of December 31, 1994, the Adviser was managing accounts with an aggregate value of over $23 billion. First Bank System, Inc., 601 Second Avenue South, Minneapolis, Minnesota 55480, is the holding company for the Adviser.

Each of the Funds other than International Fund has agreed to pay the Adviser monthly fees calculated on an annual basis equal to 0.70% of its average daily net assets. International Fund pays the Adviser a monthly fee calculated on the same basis equal to 1.25% of its average daily net assets, out of which the Adviser pays the Sub-Adviser's fee. The Adviser may, at its option, waive any or all of its fees, or reimburse expenses, with respect to any Fund from time to time. Any such waiver or reimbursement is voluntary and may be discontinued at any time. The Adviser also may absorb or reimburse expenses of the Funds from time to time, in its discretion, while retaining the ability to be reimbursed by the Funds for such amounts prior to the end of the fiscal year. This practice would have the effect of lowering a Fund's overall expense ratio and of increasing yield to investors, or the converse, at the time such amounts are absorbed or reimbursed, as the case may be.

While the advisory fee payable to the Adviser with respect to International Fund is higher than the advisory fee paid by most mutual funds, the Adviser believes it is comparable to that paid by many funds having similar investment objectives and policies.

The Glass-Steagall Act generally prohibits banks from engaging in the business of underwriting, selling or distributing securities and from being affiliated with companies principally engaged in those activities. In addition, administrative and judicial interpretations of the Glass-Steagall Act prohibit bank holding companies and their bank and nonbank subsidiaries from organizing, sponsoring or controlling registered open-end investment companies that are continuously engaged in distributing their shares. Bank holding companies and their bank and nonbank subsidiaries may serve, however, as investment advisers to registered investment companies, subject to a number of terms and conditions.

Although the scope of the prohibitions and limitations imposed by the Glass-Steagall Act has not been fully defined by the courts or the appropriate regulatory agencies, the Funds have received an opinion from their counsel that the Adviser is not prohibited from performing the investment advisory services described above, and that FBS Investment Services, Inc. ("ISI"), a wholly owned broker-dealer subsidiary of the Adviser, is not prohibited from serving as a Participating Institution as described herein. In the event of changes in federal or state statutes or regulations or judicial and administrative interpretations or decisions pertaining to permissible activities of bank holding companies and their bank and nonbank subsidiaries, the Adviser and ISI might be prohibited from continuing these arrangements. In that event, it is expected that the Board of Directors would make other arrangements and that shareholders would not suffer adverse financial consequences.

SUB-ADVISER TO INTERNATIONAL FUND

Marvin & Palmer Associates, Inc., 1201 North Market Street, Suite 2300, Wilmington, Delaware 19801, is Sub-Adviser to International Fund under an agreement with the Adviser (the "Sub-Advisory Agreement"). The Sub-Adviser is responsible for the investment and reinvestment of International Fund's assets and the placement of brokerage transactions in connection therewith. For its services under the Sub-Advisory Agreement, the Sub-Adviser is paid a monthly fee by the Adviser calculated on an annual basis equal to 0.75% of the first $100 million of International Fund's average daily net assets, 0.70% of the second $100 million of International Fund's average daily net assets, 0.65% of the third $100 million of International Fund's average daily net assets, and 0.60% of International Fund's average daily net assets in excess of $300 million.

The Sub-Adviser, a privately held company, was founded in 1986 by David F. Marvin and Stanley Palmer. The stock of the Sub-Adviser is owned by Mr. Marvin, Mr. Palmer and 23 other holders. The Sub-Adviser is engaged in the management of global, non-United States and emerging markets equity portfolios for institutional accounts. Although the Sub-Adviser has not previously acted as adviser or sub-adviser for a registered investment company, at September 30, 1994, the Sub-Adviser managed a total of $2.8 billion in investments for 47 institutional investors.

PORTFOLIO MANAGERS

JAMES DOAK is the portfolio manager for Stock Fund. Jim joined the Adviser in 1982 after serving for two years as vice president of INA Capital Advisors and ten years as Vice President of Loomis-Sayles & Co. He has managed assets for individual and institutional clients, specializing in equity investments, and has served as the analyst and portfolio manager for Stock Fund since its inception in December 1987. Jim received his bachelor's degree from Brown University and his master's degree in business administration from the Wharton School of Business. He is a Chartered Financial Analyst.

JAMES S. ROVNER is the portfolio manager for Equity Index Fund and Balanced Fund. Jim joined the Adviser in 1986 and is a member of its Equity Group. This group of analysts together selects equity issues to be included in certain FAIF equity and balanced funds. Jim has managed assets for institutional and individual clients for over 15 years, specializing in equity and balanced investment strategies. He has served as portfolio manager and analyst for Equity Index Fund and Balanced Fund since their inceptions in December 1992. Jim received his bachelor's degree and his master's degree in business administration from the University of Wisconsin. He is a Chartered Financial Analyst.

JOHN G. ADAMS is portfolio co-manager for Limited Volatility Stock Fund and Vice President/Director of Research for the Colorado Trust Investment Group. John joined the Adviser in 1981, after serving for two years as a securities analyst for Piper Jaffray Incorporated and for seven years as securities analyst and portfolio manager for Northwestern National Bank's Trust Investment division. John received his bachelor's degree from the University of Minnesota. He is a Chartered Financial Analyst.

MICHAEL W. KELLOGG is portfolio co-manager for Limited Volatility Stock Fund. He is also Senior Managing Director of the Adviser and Executive Vice President of the Trust Investment Group in Colorado. Michael joined the Adviser in 1986 after serving as a partner in an Omaha investment advisory firm and a portfolio manager for Norwest Capital Management. He received his bachelor's degree from Hastings College.

CORI B. JOHNSON is the portfolio manager for Asset Allocation Fund. Cori has been managing assets using quantitative analysis techniques since 1992. She joined the Adviser in 1991 as a securities analyst. Cori received her bachelor's degree from Concordia College and her master's degree in business administration from the University of Minnesota. She is a Chartered Financial Analyst.

GERALD C. BREN is portfolio co-manager for Equity Income Fund, Diversified Growth Fund and Technology Fund and is the portfolio manager for Emerging Growth Fund. Gerald joined the Adviser in 1972 as an investment analyst and has been the Adviser's Manager of Equity Investments since 1986. Gerald received his master's degree in business administration from the University of Chicago in 1972 and his Chartered Financial Analyst certification in 1977. He is a Chartered Financial Analyst.

ALBIN S. DUBIAK is portfolio co-manager for Equity Income Fund, Diversified Growth Fund and Emerging Growth Fund. Al began his investment career as a security trader with The First National Bank of Chicago in 1963 before joining the Adviser as an investment analyst in 1969. Since 1988, he has been the Director of Investment Research and Fund Management. Al received his bachelor's degree from Indiana University in 1962 and his master's degree in business administration from the University of Arizona in 1969.

RICHARD J. RINKOFF is the portfolio manager for Regional Equity Fund. Rick joined the Adviser in 1977 after serving as an investment officer for two years for Pittsburgh National Bank. Since then, he has managed assets for individuals and institutional clients of the Adviser, specializing in managing investments in regional equities. He has served as portfolio manager for the regional fund management style since 1981. Rick received his bachelor's degree in mathematics and his master's degree in business from Carnegie-Mellon University. He is a Chartered Financial Analyst.

LAWRENCE C. SMITH is the portfolio manager for Special Equity Fund. Larry joined the Adviser in 1973 after serving as a securities analyst for three years at Paine Webber and one year at Royal Globe Insurance. He has over 25 years in the investment business and has managed portfolios in this style for over 10 years. Larry received his bachelor's degree from Bowdoin College and his master's degree in business administration from Columbia Business School.

ROLAND P. WHITCOMB is portfolio co-manager for Technology Fund. Roland joined the Adviser in 1986 after serving as an account executive with Smith Barney & Co. since 1979. He received his bachelor's degree from the University of Chicago and is a Chartered Financial Analyst.

RICHARD W. JENSEN of the Adviser supervises and monitors the performance of the Sub-Adviser with respect to International Fund. He is Senior Managing Director and a portfolio manager with the Adviser, having joined it in 1967. Prior to that time he was employed by Merrill Lynch, Pierce, Fenner & Smith and Irving Trust Company. He received his bachelor's degree from the University of Minnesota and is a Chartered Financial Analyst.

A committee comprised of the following five individuals shares the management of International Fund on behalf of the Sub-Adviser:

DAVID F. MARVIN is Chairman of the Sub-Adviser and founded the firm together with Mr. Palmer in 1986. Before founding the Sub-Adviser, Mr. Marvin was Vice President in charge of DuPont Corporation's $10 billion internally-managed pension fund. Prior to that Mr. Marvin was Associate Portfolio Manager, and then Head Portfolio Manager, for Investors Diversified Services' IDS Stock Fund. Mr. Marvin started in the investment business in 1965 as a securities analyst for Chicago Title & Trust. He received his bachelor's degree from the University of Illinois and his master's degree in business administration from Northwestern University. He is a Chartered Financial Analyst and a member of the Financial Analysts Federation.

STANLEY PALMER is President of the Sub-Adviser and co-founder of the firm. Mr. Palmer was Equity Portfolio Manager for DuPont Corporation from 1978 through 1986, an analyst and portfolio manager at Investors Diversified Services from 1971 through 1978, and an analyst at Harris Trust & Savings Bank from 1964 through 1971. He received his bachelor's degree from Gustavus Adolphus College and his master's degree in business administration from the University of Iowa. He is a Chartered Financial Analyst and a member of the Financial Analysts Federation.

TERRY B. MASON is a Vice President and Portfolio Manager of the Sub-Adviser. Before joining the Sub-Adviser, Mr. Mason was employed for 14 years by DuPont Corporation, the last five as international equity analyst and international trader. He received his bachelor's degree from Glassboro State College and his master's degree in business administration from Widener University.

JAY F. MIDDLETON is a portfolio manager for the Sub-Adviser and joined the firm in 1989. He received his bachelor's degree from Wesleyan University.

TODD D. MARVIN is a portfolio manager for the Sub-Adviser and joined the firm in 1991. Before joining the Sub-Adviser, Mr. Marvin was employed by Oppenheimer & Company as an analyst in investment banking. Mr. Marvin received his bachelor's degree from Wesleyan University.

CUSTODIAN

The custodian of the Funds' assets is First Trust National Association (the "Custodian"), First Trust Center, 180 East Fifth Street, St. Paul, Minnesota 55101. The Custodian is a subsidiary of First Bank System, Inc., which also controls the Adviser.

As compensation for its services to Stock Fund, Equity Index Fund, Balanced Fund, Asset Allocation Fund, Regional Equity Fund, and Special Equity Fund, the Custodian is paid the following fees: (i) an annual administration fee of $750 per Fund; (ii) an issue held fee, computed as of the end of each month, at the annual rate of $30 per securities issue held by each Fund; (iii) transaction fees, consisting of (a) a securities buy/sell/maturity fee of $15 per each such transaction, and (b) a payment received fee of $12 for each principal pay down payment received on collateralized mortgage pass-through instruments; (iv) a wire transfer fee of $10 per transaction; (v) a cash management fee, for "sweeping" cash into overnight investments, at an annual rate of 0.25% of the amounts so invested; and (vi) a remittance fee, for payment of each Fund's expenses, of $3.50 per each check drawn for such remittances. The Custodian is paid monthly fees equal to 0.03% of the average daily net assets of Limited Volatility Stock Fund, Equity Income Fund, Diversified Growth Fund, Emerging Growth Fund, and Technology Fund and 0.25% of the average daily net assets of International Fund. Sub-custodian fees with respect to International Fund are paid by the Custodian out of this amount. In addition, the Custodian is reimbursed for its out-of-pocket expenses incurred while providing its services to the Funds.

Rules adopted under the 1940 Act permit International Fund to maintain its securities and cash in the custody of certain eligible foreign banks and depositories. International Fund's portfolio of non-United States securities are held by sub-custodians which are approved by the directors of FAIF in accordance with these rules. This determination is made pursuant to these rules following a consideration of a number of factors including, but not limited to, the reliability and financial stability of the institution; the ability of the institution to perform custodian services for International Fund; the reputation of the institution in its national market; the political and economic stability of the country in which the institution is located; and the risks of potential nationalization or expropriation of International Fund's assets.

ADMINISTRATOR

The administrator for the Funds is SEI Financial Management Corporation (the "Administrator"), 680 East Swedesford Road, Wayne, Pennsylvania 19087. The Administrator, a wholly-owned subsidiary of SEI Corporation, provides the Funds with certain administrative services necessary to operate the Funds. These services include shareholder servicing and certain accounting and other services. The Administrator provides these services for a fee calculated at an annual rate of 0.12% of each Fund's average daily net assets, subject to a minimum administrative fee during each fiscal year of $50,000 per Fund; provided, that to the extent that the aggregate net assets of all First American funds exceed $8 billion, the percentage stated above is reduced to 0.105%. From time to time, the Administrator may voluntarily waive its fees or reimburse expenses with respect to any of the Funds. Any such waivers or reimbursements may be made at the Administrator's discretion and may be terminated at any time.

TRANSFER AGENT

Supervised Service Company (the "Transfer Agent") serves as the transfer agent and dividend disbursing agent for the Funds. The address of the Transfer Agent is 811 Main Street, Kansas City, Missouri 64105. The Transfer Agent is not affiliated with the Distributor, the Administrator or the Adviser.

DISTRIBUTOR

SEI Financial Services Company is the principal distributor for shares of the Funds and of the other FAIF Funds. The Distributor is a Pennsylvania corporation and is the principal distributor for a number of investment companies. The Distributor is a wholly-owned subsidiary of SEI Corporation and is located at 680 East Swedesford Road, Wayne, Pennsylvania 19087. The Distributor is not affiliated with the Adviser, First Bank System, Inc., the Custodian or their respective affiliates.

Shares of the Funds are distributed through the Distributor and securities firms, financial institutions (including, without limitation, banks) and other industry professionals (the "Participating Institutions") which enter into sales agreements with the Distributor to perform share distribution or shareholder support services.

FAIF has adopted a Plan of Distribution for the Class A Shares pursuant to Rule 12b-1 under the 1940 Act (the "Class A Distribution Plan"). The Class A Distribution Plan authorizes the Distributor to retain the sales charge paid upon purchase of Class A Shares, except that portion which is reallowed to Participating Institutions. See "Investing in the Funds -- Alternative Sales Charge Options." Under the Class A Distribution Plan, each Fund also pays the Distributor a distribution fee monthly at an annual rate of 0.25% of the Fund's Class A Shares' average daily net assets, which fee may be used by the Distributor to provide compensation for sales support and distribution activities with respect to Class A Shares of the Funds. From time to time, the Distributor may voluntarily waive its distribution fees with respect to the Class A Shares of any of the Funds. Any such waivers may be made at the Distributor's discretion and may be terminated at any time.

Under another distribution plan (the "Class B Distribution Plan") adopted in accordance with Rule 12b-1 under the 1940 Act, the Funds may pay to the Distributor a sales support fee at an annual rate of up to 0.75% of the average daily net assets of the Class B Shares of the Funds, which fee may be used by the Distributor to provide compensation for sales support and distribution activities with respect to Class B Shares of the Funds. This fee is calculated and paid each month based on the average daily net assets for that month. In addition to this fee, the Distributor may be paid a shareholder servicing fee of 0.25% of the average daily net assets of the Class B Shares pursuant to a service plan (the "Class B Service Plan"), which fee may be used by the Distributor to provide compensation for personal, ongoing servicing and/or maintenance of shareholder accounts with respect to Class B Shares of the Funds. Although Class B Shares are sold without an initial sales charge, the Distributor pays a total of 4.25% of the amount invested (including a prepaid service fee of 0.25% of the amount invested) to dealers who sell Class B Shares (excluding exchanges from other Class B Shares in the First American family). The service fee payable under the Class B Service Plan is prepaid for the first year as described above.

The Class A and Class B Distribution Plans recognize that the Adviser, the Administrator, the Distributor, and any Participating Institution may in their discretion use their own assets to pay for certain additional costs of distributing Fund shares. Any arrangement to pay such additional costs may be commenced or discontinued by any of these persons at any time. In addition, while there is no sales charge on purchases of Class A Shares of $1 million and more, the Adviser may pay amounts to broker-dealers from its own assets with respect to such sales. ISI, a subsidiary of the Adviser, is a Participating Institution.

INVESTING IN THE FUNDS

SHARE PURCHASES

Shares of the Funds are sold at their net asset value, next determined after an order is received, plus any applicable sales charge, on days on which the New York Stock Exchange is open for business. Shares may be purchased as described below. The Funds reserve the right to reject any purchase request.

THROUGH A FINANCIAL INSTITUTION. Shares may be purchased through a financial institution which has a sales agreement with the Distributor. An investor may call his or her financial institution to place an order. Purchase orders must be received by the financial institution by the time specified by the institution to be assured same day processing, and purchase orders must be transmitted to and received by the Funds by 3:00 p.m. Central time in order for shares to be purchased at that day's price. It is the financial institution's responsibility to transmit orders promptly.

BY MAIL. An investor may place an order to purchase shares of the Funds directly through the Transfer Agent. Orders by mail are considered received after payment by check is converted by the Funds into federal funds. In order to purchase shares by mail, an investor must:

 *  complete and sign the new account form;

 *  enclose a check made payable to (Fund name); and

 * mail both to Supervised Service Company, P.O. Box 419382, Kansas City, Missouri 64141-6382.

After an account is established, an investor can purchase shares by mail by enclosing a check and mailing it to Supervised Service Company at the above address.


BY WIRE. To purchase shares of a Fund by wire, call (800) 637-2548 before 3:00 p.m. Central time to place an order. All information needed will be taken over the telephone, and the order will be considered received when the Custodian receives payment by wire. Federal funds should be wired as follows: First Bank National Association, Minneapolis, Minnesota, ABA Number 091000022; For
Credit to: Supervised Service Company: Account Number 6023458026; For Further Credit To: (Investor Name and Fund Name). Shares cannot be purchased by Federal Reserve wire on days on which the New York Stock Exchange is closed and on federal holidays upon which wire transfers are restricted.

MINIMUM INVESTMENT REQUIRED

The minimum initial investment for each Fund is $1,000 unless the investment is in a retirement plan, in which case the minimum investment is $250. The minimum subsequent investment is $100. The Funds reserve the right to waive the minimum investment requirement for employees of First Bank National Association, First Trust National Association and First Bank System, Inc. and their respective affiliates.

ALTERNATIVE SALES CHARGE OPTIONS

THE TWO ALTERNATIVES: OVERVIEW. An investor may purchase shares of a Fund at a price equal to its net asset value per share plus a sales charge which, at the investor's election, may be imposed either (i) at the time of the purchase (the Class A "initial sales charge alternative"), or (ii) on a contingent deferred basis (the Class B "deferred sales charge alternative"). Each of Class A and Class B represents a Fund's interest in its portfolio of investments. The classes have the same rights and are identical in all respects except that (i) Class B Shares bear the expenses of the contingent deferred sales charge arrangement and distribution and service fees resulting from such sales arrangement; (ii) each class has exclusive voting rights with respect to approvals of any Rule 12b-1 distribution plan related to that specific class (although Class B shareholders may vote on any distribution fees imposed on Class A Shares as long as Class B Shares convert into Class A Shares); (iii) only Class B Shares carry a conversion feature; and (iv) each class has different exchange privileges. Sales personnel of financial institutions distributing the Funds' shares, and other persons entitled to receive compensation for selling shares, may receive differing compensation for selling Class A and Class B Shares.

These alternative purchase arrangements permit an investor to choose the method of purchasing shares that is more beneficial to that investor. The amount of a purchase, the length of time an investor expects to hold the shares, and whether the investor wishes to receive dividends in cash or in additional shares, will all be factors in determining which sales charge option is best for a particular investor. An investor should consider whether, over the time he or she expects to maintain the investment, the accumulated sales charges on Class B Shares prior to conversion would be less than the initial sales charge on Class A Shares, and to what extent the differential may be offset by the expected higher yield of Class A Shares. Class A Shares will normally be more beneficial to an investor if he or she qualifies for reduced sales charges as described below. Accordingly, orders for Class B Shares for $250,000 or more ordinarily will be treated as orders for Class A Shares or declined.

The Directors of FAIF have determined that no conflict of interest currently exists between the Class A and Class B Shares. On an ongoing basis, the Directors, pursuant to their fiduciary duties under the 1940 Act and state laws, will seek to ensure that no such conflict arises.

CLASS A SHARES.

WHAT CLASS A SHARES COST. Class A Shares of each Fund are offered on a continuous basis at their next determined offering price, which is net asset value, plus a sales charge as set forth below:

                                  EACH FUND:

                                     SALES CHARGE                            MAXIMUM AMOUNT
                                    AS PERCENTAGE    SALES CHARGE AS           OF SALES
                                     OF OFFERING      PERCENTAGE OF         CHARGE REALLOWED
                                        PRICE        NET ASSET VALUE  TO PARTICIPATING INSTITUTIONS
Less than $50,000                        4.50%            4.75%                  4.05%
$50,000 but less than $100,000           4.00%            4.17%                  3.60%
$100,000 but less than $250,000          3.50%            3.63%                  3.15%
$250,000 but less than $500,000          2.75%            2.83%                  2.47%
$500,000 but less than
$1,000,000                               2.00%            2.04%                  1.80%
$1,000,000 and over                      0.00%            0.00%                  0.00%

There is no initial sales charge on purchases of Class A Shares of $1 million or more. However, Participating Institutions will receive a commission of 1.00% on such sales. Redemptions of Class A Shares purchased at net asset value within 24 months of purchase will be subject to a contingent deferred sales charge of 1.00%. However, Class A Shares that are redeemed will not be subject to this contingent deferred sales charge to the extent that the value of the shares represents capital appreciation of Fund assets or reinvestment of dividends or capital gain distributions.

Net asset value is determined at 3:00 p.m. Central time Monday through Friday except on (i) days on which there are not sufficient changes in the value of a Fund's portfolio securities that its net asset value might be materially affected; (ii) days during which no shares are tendered for redemption and no orders to purchase shares are received; and (iii) on the following federal holidays: New Year's Day, Presidents' Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. In addition, net asset value will not be calculated on Good Friday.


DEALER CONCESSION. A dealer will normally receive up to 90% of the applicable sales charge. Any portion of the sales charge which is not paid to a dealer will be retained by the Distributor. In addition, the Distributor may, from time to time in its sole discretion, institute one or more promotional incentive programs which will be paid by the Distributor from the sales charge it receives or from any other source available to it. Under any such program, the Distributor will provide promotional incentives, in the form of cash or other compensation including merchandise, airline vouchers, trips and vacation packages, to all dealers selling shares of the Funds. Promotional incentives of these kinds will be offered uniformly to all dealers and predicated upon the amount of shares of the Funds sold by the dealer. Whenever 90% or more of a sales charge is paid to a dealer, that dealer may be deemed to be an underwriter as defined in the Securities Act of 1933.

The sales charge for shares sold other than through registered broker/dealers will be retained by the Distributor. The Distributor may pay fees to financial institutions out of the sales charge in exchange for sales and/or administrative services performed on behalf of the institution's customers in connection with the initiation of customer accounts and purchases of Fund shares.

REDUCING THE CLASS A SALES CHARGE. The sales charge can be reduced on the purchase of Class A Shares through (i) quantity discounts and accumulated purchases, or (ii) signing a 13-month letter of intent:

* Quantity Discounts and Accumulated Purchases: As shown in the table above, larger purchases of Class A Shares reduce the percentage sales charge paid. Each Fund will combine purchases made on the same day by an investor, the investor's spouse, and the investor's children under age 21 when it calculates the sales charge. In addition, the sales charge, if applicable, is reduced for purchases made at one time by a trustee or fiduciary for a single trust estate or a single fiduciary account.

     The sales charge discount applies to the total current market value of any Fund, plus the current market value of any other FAIF Fund and any other mutual funds having a sales charge and distributed as part of the First American family of funds. Prior purchases and concurrent purchases of Class A Shares of any FAIF Fund will be considered in determining the sales charge reduction. In order for an investor to receive the sales charge reduction on Class A Shares, the Transfer Agent must be notified by the investor in writing or by his or her financial institution at the time the purchase is made that Fund shares are already owned or that purchases are being combined.

* Letter of Intent: If an investor intends to purchase at least $50,000 of Class A Shares in a Fund and other FAIF Funds over the next 13 months, the sales charge may be reduced by signing a letter of intent to that effect. This letter of intent includes a provision for a sales charge adjustment depending on the amount actually purchased within the 13-month period and a provision for the Custodian to hold a percentage equal to the particular FAIF Fund's maximum sales charge rate of the total amount intended to be purchased in escrow (in shares) for all FAIF Funds until the purchase is completed. The amount held in escrow for all FAIF Funds will be applied to the investor's account at the end of the 13-month period after deduction of the sales load applicable to the dollar value of shares actually purchased. In this event, an appropriate number of escrowed shares may be redeemed in order to realize the difference in the sales charge.

     A letter of intent will not obligate the investor to purchase shares, but if he or she does, each purchase during the period will be at the sales charge applicable to the total amount intended to be purchased. This letter may be dated as of a prior date to include any purchases made within the past 90 days.

SALES OF CLASS A SHARES AT NET ASSET VALUE. Purchases of a Fund's Class A Shares by the Adviser or any of its affiliates, or any of their or FAIF's officers, directors, employees, retirees, sales representatives, partners and full-time employees of FAIF's general counsel, and members of their immediate families (i.e., parent, child, spouse, sibling, step or adopted relationships, and UTMA accounts naming qualifying persons), may be made at net asset value without a sales charge.

If Class A Shares of a Fund have been redeemed, the shareholder has a one-time right, within 30 days, to reinvest the redemption proceeds in Class A Shares of any FAIF Fund at the next-determined net asset value without any sales charge. The Transfer Agent must be notified by the shareholder in writing or by his or her financial institution of the reinvestment in order to eliminate a sales charge. If the shareholder redeems his or her shares of a Fund, there may be tax consequences.

In addition, purchases of Class A Shares of a Fund that are funded by proceeds received upon the redemption (within 60 days of the purchase of Fund shares) of shares of any unrelated open-end investment company that charges a sales load may be made at net asset value. To make such a purchase at net asset value, an investor or the investor's broker must, at the time of purchase, submit a written request to the Transfer Agent that the purchase be processed at net asset value pursuant to this privilege, accompanied by a photocopy of the confirmation (or similar evidence) showing the redemption from the unrelated fund. The redemption of the shares of the non-related fund is, for federal income tax purposes, a sale upon which a gain or loss may be realized.

CLASS B SHARES.

CONTINGENT DEFERRED SALES CHARGE. Class B Shares are sold at net asset value without any initial sales charge. If an investor redeems Class B Shares within eight years of purchase, he or she will pay a contingent deferred sales charge at the rates set forth below. This charge is assessed on an amount equal to the lesser of the then-current market value or the cost of the shares being redeemed. Accordingly, no sales charge is imposed on increases in net asset value above the initial purchase price or on shares derived from reinvestment of dividends or capital gain distributions.

                            CONTINGENT DEFERRED
                             SALES CHARGE AS A
                           PERCENTAGE OF DOLLAR
                             AMOUNT SUBJECT TO
YEAR SINCE PURCHASE               CHARGE

First                              5.00%
Second                             5.00%
Third                              4.00%
Fourth                             3.00%
Fifth                              2.00%
Sixth                              1.00%
Seventh                            None
Eighth                             None

In determining whether a particular redemption is subject to a contingent deferred sales charge, it is assumed that the redemption is first of any Class A Shares in the shareholder's Fund account; second, of any Class B Shares held for more than eight years and Class B Shares acquired pursuant to reinvestment of dividends or other distributions; and third, of Class B Shares held longest during the eight-year period. This method should result in the lowest possible sales charge.

The contingent deferred sales charge is waived on redemption of Class B Shares (i) within one year following the death or disability (as defined in the Internal Revenue Code) of a shareholder, and (ii) to the extent that the redemption represents a minimum required distribution from an individual retirement account or other retirement plan to a shareholder who has attained the age of 70 1/2 . A shareholder or his or her representative must notify the Transfer Agent prior to the time of redemption if such circumstances exist and the shareholder is eligible for this waiver.

CONVERSION FEATURE. At the end of the period ending eight years after the beginning of the month in which the shares were issued, Class B Shares will automatically convert to Class A Shares and will no longer be subject to the Class B distribution and service fees. This conversion will be on the basis of the relative net asset values of the two classes.

SYSTEMATIC INVESTMENT PROGRAM

Once a Fund account has been opened, shareholders may add to their investment on a regular basis in a minimum amount of $100. Under this program, funds may be automatically withdrawn periodically from the shareholder's checking account and invested in Fund shares at the net asset value next determined after an order is received, plus any applicable sales charge. A shareholder may apply for participation in this program through his or her financial institution or call (800) 637-2548.

EXCHANGING SECURITIES FOR FUND SHARES

A Fund may accept securities in exchange for Fund shares. A Fund will allow such exchanges only upon the prior approval by the Fund and a determination by the Fund and the Adviser that the securities to be exchanged are acceptable. Securities accepted by a Fund will be valued in the same manner that a Fund values its assets. The basis of the exchange will depend upon the net asset value of Fund shares on the day the securities are valued.

CERTIFICATES AND CONFIRMATIONS

The Transfer Agent maintains a share account for each shareholder. Share certificates will not be issued by the Funds.

Confirmations of each purchase and redemption are sent to each shareholder. In addition, monthly confirmations are sent to report all transactions and dividends paid during that month for the Funds.

DIVIDENDS AND DISTRIBUTIONS

Dividends are declared and paid monthly with respect to Stock Fund, Equity Index Fund, Balanced Fund, Limited Volatility Stock Fund, Asset Allocation Fund, Equity Income Fund, Diversified Growth Fund and Special Equity Fund, to all shareholders of record on the record date. Dividends are declared paid quarterly with respect to Emerging Growth Fund, Regional Equity Fund and Technology Fund, and annually with respect to International Fund. Distributions of any net realized long-term capital gains will be made at least once every 12 months. Dividends and distributions are automatically reinvested in additional shares of the Fund paying the dividend on payment dates at the ex-dividend date net asset value without a sales charge, unless shareholders request cash payments on the new account form or by writing to the Fund.

All shareholders on the record date are entitled to the dividend. If shares are purchased before a record date for a dividend or a distribution of capital gains, a shareholder will pay the full price for the shares and will receive some portion of the purchase price back as a taxable dividend or distribution (to the extent, if any, that the dividend or distribution is otherwise taxable to holders of Fund shares). If shares are redeemed or exchanged before the record date for a dividend or distribution or are purchased after the record date, those shares are not entitled to the dividend or distribution.

The amount of dividends payable on Class A and Class B Shares generally will be less than the dividends payable on Class C Shares because of the distribution expenses charged to Class A and Class B Shares. The amount of dividends payable on Class A Shares generally will be more than the dividends payable on the Class B Shares because of the distribution and service fees paid by Class B Shares.

EXCHANGE PRIVILEGE

Shareholders may exchange Class A or Class B Shares of a Fund for currently available Class A or Class B Shares, respectively, of the other FAIF Funds or of other funds in the First American family. Class A Shares of the Funds, whether acquired by direct purchase, reinvestment of dividends on such shares, or otherwise, may be exchanged for Class A Shares of other funds without the payment of any sales charge (i.e., at net asset value). Exchanges of shares among the FAIF Funds must meet any applicable minimum investment of the fund for which shares are being exchanged.

For purposes of calculating the Class B Shares' eight-year conversion period or contingent deferred sales charges payable upon redemption, the holding period of Class B Shares of the "old" fund and the holding period of Class B Shares of the "new" fund are aggregated.

The ability to exchange shares of the Funds does not constitute an offering or recommendation of shares of one fund by another fund. This privilege is available to shareholders resident in any state in which the fund shares being acquired may be sold. An investor who is considering acquiring shares in another First American fund pursuant to the exchange privilege should obtain and carefully read a prospectus of the fund to be acquired. Exchanges may be accomplished by a written request, or by telephone if a preauthorized exchange authorization is on file with the Transfer Agent, shareholder servicing agent, or financial institution.

Written exchange requests must be signed exactly as shown on the authorization form, and the signatures may be required to be guaranteed as for a redemption of shares by an entity described below under "Redeeming Shares -- Directly From the Funds -- Signatures." Neither the Funds, the Distributor, the Transfer Agent, any shareholder servicing agent, or any financial institution will be responsible for further verification of the authenticity of the exchange instructions.

Telephone exchange instructions made by an investor may be carried out only if a telephone authorization form completed by the investor is on file with the Transfer Agent, shareholder servicing agent, or financial institution. Shares may be exchanged between two FAIF Funds by telephone only if both FAIF Funds have identical shareholder registrations.

Telephone exchange instructions may be recorded and will be binding upon the shareholder. Telephone instructions must be received by the Transfer Agent before 3:00 p.m. Central time, or by a shareholder's shareholder servicing agent or financial institution by the time specified by it, in order for shares to be exchanged the same day. Neither the Transfer Agent nor any Fund will be responsible for the authenticity of exchange instructions received by telephone if it reasonably believes those instructions to be genuine. The Funds and the Transfer Agent will each employ reasonable procedures to confirm that telephone instructions are genuine, and they may be liable for losses resulting from unauthorized or fraudulent telephone instructions if they do not employ these procedures.

Shareholders of the Funds may have difficulty in making exchanges by telephone through brokers and other financial institutions during times of drastic economic or market changes. If a shareholder cannot contact his or her broker or financial institution by telephone, it is recommended that an exchange request be made in writing and sent by overnight mail to Supervised Service Company, 811 Main Street, Kansas City, Missouri 64105.

Shareholders who become eligible to purchase Class C Shares may exchange Class A Shares for Class C Shares. An example of such an exchange would be a situation in which an individual holder of Class A Shares subsequently opens a custody or agency account with a financial institution which invests in Class C Shares.

The terms of any exchange privilege may be modified or terminated by the Funds at any time. There are currently no additional fees or charges for the exchange service. The Funds do not contemplate establishing such fees or charges, but they reserve the right to do so. Shareholders will be notified of any modification or termination of the exchange privilege and of the imposition of any additional fees or changes.

REDEEMING SHARES

Each Fund redeems shares at their net asset value next determined after the Transfer Agent receives the redemption request, reduced by any applicable contingent deferred sales charge. Redemptions will be made on days on which the Fund computes its net asset value. Redemption requests can be made as described below and must be received in proper form.

BY TELEPHONE

A shareholder may redeem shares of a Fund by calling his or her financial institution to request the redemption. Shares will be redeemed at the net asset value next determined after the Fund receives the redemption request from the financial institution. Redemption requests must be received by the financial institution by the time specified by the institution in order for shares to be redeemed at that day's net asset value, and redemption requests must be transmitted to and received by the Funds by 3:00 p.m. Central time in order for shares to be redeemed at that day's net asset value. Pursuant to instructions received from the financial institution, redemptions will be made by check or by wire transfer. It is the financial institution's responsibility to transmit redemption requests promptly.

Shareholders who did not purchase their shares of a Fund through a financial institution may redeem their shares by telephoning (800) 637-2548. At the shareholder's request, redemption proceeds will be paid by check mailed to the shareholder's address of record or wire transferred to the shareholder's account at a domestic commercial bank that is a member of the Federal Reserve System, normally within one business day, but in no event more than seven days after the request. The minimum amount for a wire transfer is $1,000. If at any time the Funds determine it necessary to terminate or modify this method of redemption, shareholders will be promptly notified.

In the event of drastic economic or market changes, a shareholder may experience difficulty in redeeming shares by telephone. If this should occur, another method of redemption should be considered. Neither the Transfer Agent nor any Fund will be responsible for the authenticity of redemption instructions received by telephone if it reasonably believes those instructions to be genuine. The Funds and the Transfer Agent will each employ reasonable procedures to confirm that telephone instructions are genuine, and they may be liable for losses resulting from unauthorized or fraudulent telephone instructions if they do not employ these procedures. These procedures may include taping of telephone conversations.

BY MAIL

Any shareholder may redeem Fund shares by sending a written request to the Transfer Agent, shareholder servicing agent, or financial institution. The written request should include the shareholder's name, the Fund name, the account number, and the share or dollar amount requested to be redeemed, and should be signed exactly as the shares are registered. Shareholders should call the Fund, shareholder servicing agent or financial institution for assistance in redeeming by mail. A check for redemption proceeds normally is mailed within one business day, but in no event more than seven days, after receipt of a proper written redemption request.

Shareholders requesting a redemption of $5,000 or more, a redemption of any amount to be sent to an address other than that on record with the Fund, or a redemption payable other than to the shareholder of record, must have signatures on written redemption requests guaranteed by:

* a trust company or commercial bank the deposits of which are insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC");

* a member firm of the New York, American, Boston, Midwest, or Pacific Stock Exchanges or of the National Association of Securities Dealers;

* a savings bank or savings and loan association the deposits of which are insured by the Savings Association Insurance Fund, which is administered by the FDIC; or

* any other "eligible guarantor institution," as defined in the Securities Exchange Act of 1934.

The Funds do not accept signatures guaranteed by a notary public.

The Funds and the Transfer Agent have adopted standards for accepting signature guarantees from the above institutions. The Funds may elect in the future to limit eligible signature guarantees to institutions that are members of a signature guarantee program. The Funds and the Transfer Agent reserve the right to amend these standards at any time without notice.

BY SYSTEMATIC WITHDRAWAL PROGRAM

Shareholders whose account value is at least $5,000 may elect to participate in the Systematic Withdrawal Program. Under this program, Fund shares are redeemed to provide for periodic withdrawal payments in an amount directed by the shareholder. A shareholder may apply to participate in this program through his or her financial institution. It is generally not in a shareholder's best interest to participate in the Systematic Withdrawal Program at the same time that the shareholder is purchasing additional shares if a sales charge must be paid in connection with such purchases. Because automatic withdrawals with respect to Class B Shares are subject to the contingent deferred sales charge, it may not be in the best interest of a Class B shareholder to participate in the Systematic Withdrawal Program.

REDEMPTION BEFORE PURCHASE INSTRUMENTS CLEAR

When shares are purchased by check or with funds transmitted through the Automated Clearing House, the proceeds of redemptions of those shares are not available until the Transfer Agent is reasonably certain that the purchase payment has cleared, which could take up to ten calendar days from the purchase date.

ACCOUNTS WITH LOW BALANCES

Due to the high cost of maintaining accounts with low balances, a Fund may redeem shares in any account, except retirement plans, and pay the proceeds, less any applicable contingent deferred sales charge, to the shareholder if the account balance falls below the required minimum value of $500. Shares will not be redeemed in this manner, however, if the balance falls below $500 because of changes in a Fund's net asset value. Before shares are redeemed to close an account, the shareholder will be notified in writing and allowed 60 days to purchase additional shares to meet the minimum account requirement.

DETERMINING THE PRICE OF SHARES

Class A Shares of the Funds are sold at net asset value plus a sales charge, while Class B Shares are sold without a front-end sales charge. Shares are redeemed at net asset value less any applicable contingent deferred sales charge. See "Investing in the Funds -- Alternative Sales Charge Options."

The net asset value per share is determined as of the earlier of the close of the New York Stock Exchange or 3:00 p.m. Central time on each day the New York Stock Exchange is open for business, provided that net asset value need not be determined on days when no Fund shares are tendered for redemption and no order for that Fund's shares is received and on days on which changes in the value of portfolio securities will not materially affect the current net asset value of the Fund's shares. The price per share for purchases or redemptions is such value next computed after the Transfer Agent receives the purchase order or redemption request.

It is the responsibility of Participating Institutions promptly to forward purchase and redemption orders to the Transfer Agent. In the case of redemptions and repurchases of shares owned by corporations, trusts or estates, the Transfer Agent or Fund may require additional documents to evidence appropriate authority in order to effect the redemption, and the applicable price will be that next determined following the receipt of the required documentation.

DETERMINING NET ASSET VALUE

The net asset value per share for each of the Funds is determined by dividing the value of the securities owned by the Fund plus any cash and other assets (including interest accrued and dividends declared but not collected), less all liabilities, by the number of Fund shares outstanding. For the purpose of determining the aggregate net assets of the Funds, cash and receivables will be valued at their face amounts. Interest will be recorded as accrued and dividends will be recorded on the ex-dividend date. Securities traded on a national securities exchange or on the NASDAQ National Market System are valued at the last reported sale price that day. Securities traded on a national securities exchange or on the NASDAQ National Market System for which there were no sales on that day, and securities traded on other over-the-counter markets for which market quotations are readily available, are valued at the mean between the bid and asked prices.

Portfolio securities underlying actively traded options are valued at their market price as determined above. The current market value of any exchange traded option held or written by a Fund is its last sales price on the exchange prior to the time when assets are valued, unless the bid price is higher or the asked price is lower, in which event the bid or asked price is used. In the absence of any sales that day, options will be valued at the mean between the current closing bid and asked prices.

Short-term securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost. Securities and other assets for which market prices are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors. Subject to the use of reliable market quotations for actively traded securities, fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of the securities. Pricing services generally take into account institutional size trading in similar groups of securities. The pricing service and valuation procedures are reviewed and subject to approval by the Board of Directors.

Although the methodology and procedures for determining net asset value are identical for all classes of shares, the net asset value per share of different classes of shares of the same Fund may differ because of the distribution expenses charged to Class A and Class B Shares.

FOREIGN SECURITIES

Any assets or liabilities of the Funds initially expressed in terms of foreign currencies are translated into United States dollars using current exchange rates. Trading in securities on foreign markets may be completed before the close of business on each business day of the Funds. Thus, the calculation of the Funds' net asset value may not take place contemporaneously with the determination of the prices of foreign securities held in the Funds' portfolios. If events materially affecting the value of foreign securities occur between the time when their price is determined and the time when the Funds' net asset value is calculated, such securities will be valued at fair value as determined in good faith by or under the direction of the Board of Directors. In addition, trading in securities on foreign markets may not take place on all days on which the New York Stock Exchange is open for business or may take place on days on which the Exchange is not open for business. Therefore, the net asset value of a Fund which holds foreign securities might be significantly affected on days when an investor has no access to the Fund.

FEDERAL INCOME TAXES

Each Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), during its current taxable year in order to be relieved of payment of federal income taxes on amounts of taxable income it distributes to shareholders.

Dividends paid from each Fund's net investment income and net short-term capital gains will be taxable to shareholders as ordinary income, whether or not the shareholder elects to have such dividends automatically reinvested in additional shares. Dividends paid by the Funds attributable to investments in the securities of foreign issuers will not be eligible for the 70% deduction for dividends received by corporations.

Dividends paid from the net capital gains of each Fund and designated as capital gain dividends will be taxable to shareholders as long-term capital gains, regardless of the length of time for which they have held their shares in the Fund. Long-term capital gains of individuals are currently subject to a maximum tax rate of 28%.

Gain or loss realized upon the sale of shares in the Funds will be treated as capital gain or loss, provided that the shares represented a capital asset in the hands of the shareholder. Such gain or loss will be long-term gain or loss if the shares were held for more than one year.

International Fund may be required to pay withholding and other taxes imposed by foreign countries, generally at rates from 10% to 40%, which would reduce the Fund's investment income. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If at the end of International Fund's taxable year more than 50% of its total assets consist of securities of foreign corporations, it will be eligible to file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to include their respective pro rata portions of such foreign taxes in gross income, treat such amounts as foreign taxes paid by them, and deduct such amounts in computing their taxable income or, alternatively, use them as foreign tax credits against their federal income taxes. If such an election is filed for a year, International Fund shareholders will be notified of the amounts which they may deduct as foreign taxes paid or use as foreign tax credits.

Alternatively, if the amount of foreign taxes paid by International Fund is not large enough to warrant its making the election described above, the Fund may claim the amount of foreign taxes paid as a deduction against its own gross income. In that case, shareholders would not be required to include any amount of foreign taxes paid by the Fund in their income and would not be permitted either to deduct any portion of foreign taxes from their own income or to claim any amount of foreign tax credit for taxes paid by the Fund.

Each Fund is required by federal law to withhold 31% of reportable payments (including dividends, capital gain distributions, and redemptions) paid to certain accounts whose owners have not complied with IRS regulations. In order to avoid this withholding requirement, each shareholder will be asked to certify on the shareholder's account application that the social security or taxpayer identification number provided is correct and that the shareholder is not subject to backup withholding for previous underreporting to the IRS.

This is a general summary of the federal tax laws applicable to the Funds and their shareholders as of the date of this Prospectus. See the Statement of Additional Information for further details. Before investing in the Funds, an investor should consult his or her tax adviser about the consequences of state and local tax laws.

FUND SHARES

Each share of a Fund is fully paid, nonassessable, and transferable. Shares may be issued as either full or fractional shares. Fractional shares have pro rata the same rights and privileges as full shares. Shares of the Funds have no preemptive or conversion rights.

Each share of a Fund has one vote. On some issues, such as the election of directors, all shares of all FAIF Funds vote together as one series. The shares do not have cumulative voting rights. Consequently, the holders of more than 50% of the shares voting for the election of directors are able to elect all of the directors if they choose to do so. On issues affecting only a particular Fund or Class, the shares of that Fund or Class will vote as a separate series. Examples of such issues would be proposals to alter a fundamental investment restriction pertaining to a Fund or to approve, disapprove or alter a distribution plan pertaining to a Class.

Under the laws of the State of Maryland and FAIF's Articles of Incorporation, FAIF is not required to hold shareholder meetings unless they (i) are required by the 1940 Act, or (ii) are requested in writing by the holders of 25% or more of the outstanding shares of FAIF.

CALCULATION OF PERFORMANCE DATA

From time to time, any of the Funds may advertise information regarding its performance. Each Fund may publish its "yield," its "cumulative total return," its "average annual total return" and its "distribution rate." Distribution rates may only be used in connection with sales literature and shareholder communications preceded or accompanied by a Prospectus. Each of these performance figures is based upon historical results and is not intended to indicate future performance, and, except for "distribution rate," is standardized in accordance with Securities and Exchange Commission ("SEC") regulations.

"Yield" for the Funds is computed by dividing the net investment income per share (as defined in applicable SEC regulations) earned during a 30-day period (which period will be stated in the advertisement) by the maximum offering price per share on the last day of the period. Yield is an annualized figure, in that it assumes that the same level of net investment income is generated over a one year period. The yield formula annualizes net investment income by providing for semi-annual compounding.

"Total return" is based on the overall dollar or percentage change in value of a hypothetical investment in a Fund assuming reinvestment of dividend distributions and deduction of all charges and expenses, including, as applicable, the maximum sales charge imposed on Class A Shares or the contingent deferred sales charge imposed on Class B Shares redeemed at the end of the specified period covered by the total return figure. "Cumulative total return" reflects a Fund's performance over a stated period of time. "Average annual total return" reflects the hypothetical annually compounded rate that would have produced the same cumulative total return if performance had been constant over the entire period. Because average annual returns tend to smooth out variations in a Fund's performance, they are not the same as actual year-by-year results. As a supplement to total return computations, a Fund may also publish "total investment return" computations which do not assume deduction of the maximum sales charge imposed on Class A Shares or the contingent deferred sales charge imposed on Class B Shares.

"Distribution rate" is determined by dividing the income dividends per share for a stated period by the maximum offering price per share on the last day of the period. All distribution rates published for the Funds are measures of the level of income dividends distributed during a specified period. Thus, these rates differ from yield (which measures income actually earned by a Fund) and total return (which measures actual income, plus realized and unrealized gains or losses of a Fund's investments). Consequently, distribution rates alone should not be considered complete measures of performance.

The performance of the Class A and Class B Shares of a Fund will normally be lower than for the Class C Shares because Class C Shares are not subject to the sales charges and distribution expenses applicable to Class A and Class B Shares. In addition, the performance of Class A and Class B Shares of a Fund will differ because of the different sales charge structures of the classes and because of the higher distribution and service fees charged to Class B Shares.

In reports or other communications to shareholders and in advertising material, the performance of each Fund may be compared to recognized unmanaged indices or averages of the performance of similar securities. Also, the performance of each Fund may be compared to that of other funds of similar size and objectives as listed in the rankings prepared by Lipper Analytical Services, Inc. or similar independent mutual fund rating services, and each Fund may include in such reports, communications and advertising material evaluations published by nationally recognized independent ranking services and publications. For further information regarding the Funds' performance, see "Fund Performance" in the Statement of Additional Information.

SPECIAL INVESTMENT METHODS

This section provides additional information concerning the securities in which the Funds may invest and related topics. Further information concerning these matters is contained in the Statement of Additional Information.

CASH ITEMS

The "cash items" in which the Funds may invest, as described under "Investment Objectives and Policies," include short-term obligations such as rated commercial paper and variable amount master demand notes; United States dollar-denominated time and savings and time deposits (including certificates of deposit); bankers acceptances; obligations of the United States Government or its agencies or instrumentalities; repurchase agreements collateralized by eligible investments of a Fund; securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less (which investments also are subject to the advisory fee); and other similar high-quality short-term United States dollar-denominated obligations.

REPURCHASE AGREEMENTS

Each of the Funds may enter into repurchase agreements. A repurchase agreement involves the purchase by a Fund of securities with the agreement that after a stated period of time, the original seller will buy back the same securities ("collateral") at a predetermined price or yield. Repurchase agreements involve certain risks not associated with direct investments in securities. If the original seller defaults on its obligation to repurchase as a result of its bankruptcy or otherwise, the purchasing Fund will seek to sell the collateral, which could involve costs or delays. Although collateral (which may consist of any fixed income security which is an eligible investment for the Fund entering into the repurchase agreement) will at all times be maintained in an amount equal to the repurchase price under the agreement (including accrued interest), a Fund would suffer a loss if the proceeds from the sale of the collateral were less than the agreed-upon repurchase price. The Adviser or, in the case of International Fund, the Sub-Adviser will monitor the creditworthiness of the firms with which the Funds enter into repurchase agreements.

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS

Each of the Funds (excluding Equity Index Fund) may purchase securities on a when-issued or delayed-delivery basis. When such a transaction is negotiated, the purchase price is fixed at the time the purchase commitment is entered, but delivery of and payment for the securities take place at a later date. A Fund will not accrue income with respect to securities purchased on a when-issued or delayed-delivery basis prior to their stated delivery date. Pending delivery of the securities, each Fund will maintain in a segregated account cash or liquid high-grade securities in an amount sufficient to meet its purchase commitments.

The purchase of securities on a when-issued or delayed-delivery basis exposes a Fund to risk because the securities may decrease in value prior to delivery. In addition, a Fund's purchase of securities on a when-issued or delayed-delivery basis while remaining substantially fully invested could increase the amount of the Fund's total assets that are subject to market risk, resulting in increased sensitivity of net asset value to changes in market prices. However, the Funds will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with their investment objectives, and not for the purpose of investment leverage. A seller's failure to deliver securities to a Fund could prevent the Fund from realizing a price or yield considered to be advantageous.

LENDING OF PORTFOLIO SECURITIES

In order to generate additional income, each of the Funds (excluding Equity Index Fund) may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities. As with other extensions of credit, there may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, the Funds will only enter into loan arrangements with broker-dealers, banks, or other institutions which the Adviser or, in the case of International Fund, the Sub-Adviser has determined are creditworthy under guidelines established by the Board of Directors. In these loan arrangements, the Funds will receive collateral in the form of cash, United States Government securities or other high-grade debt obligations equal to at least 100% of the value of the securities loaned. Collateral is marked to market daily. The Funds will pay a portion of the income earned on the lending transaction to the placing broker and may pay administrative and custodial fees in connection with these loans.

OPTIONS TRANSACTIONS

PURCHASES OF PUT AND CALL OPTIONS. The Funds may purchase put and call options to the extent specified with respect to particular Funds under "Investment Objectives and Policies." These transactions will be undertaken only for the purpose of reducing risk to the Funds; that is, for "hedging" purposes. Depending on the Fund, these transactions may include the purchase of put and call options on equity securities, on stock indices, on interest rate indices, or (only in the case of International Fund) on foreign currencies. Options on futures contracts are discussed below under "Futures and Options on Futures."

A put option on a security gives the purchaser of the option the right (but not the obligation) to sell, and the writer of the option the obligation to buy, the underlying security at a stated price (the "exercise price") at any time before the option expires. A call option on a security gives the purchaser the right (but not the obligation) to buy, and the writer the obligation to sell, the underlying security at the exercise price at any time before the option expires. The purchase price for a put or call option is the "premium" paid by the purchaser for the right to sell or buy.

Options on indices are similar to options on securities except that, rather than the right to take or make delivery of a specific security at a stated price, an option on an index gives the holder the right to receive, upon exercise of the option, a defined amount of cash if the closing value of the index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

None of the Funds other than International Fund will invest more than 5% of the value of its total assets in purchased options, provided that options which are "in the money" at the time of purchase may be excluded from this 5% limitation. A call option is "in the money" if the exercise price is lower than the current market price of the underlying security or index, and a put option is "in the money" if the exercise price is higher than the current market price. A Fund's loss exposure in purchasing an option is limited to the sum of the premium paid and the commission or other transaction expenses associated with acquiring the option.

The use of purchased put and call options involves certain risks. These include the risk of an imperfect correlation between market prices of securities held by a Fund and the prices of options, and the risk of limited liquidity in the event that a Fund seeks to close out an options position before expiration by entering into an offsetting transaction.

WRITING OF COVERED CALL OPTIONS. The Funds may write (sell) covered call options to the extent specified with respect to particular Funds under "Investment Objectives and Policies." These transactions would be undertaken principally to produce additional income. Depending on the Fund, these transactions may include the writing of covered call options on equity securities or (only in the case of International Fund) on foreign currencies which a Fund owns or has the right to acquire or on interest rate indices.

When a Fund sells a covered call option, it is paid a premium by the purchaser. If the market price of the security covered by the option does not increase above the exercise price before the option expires, the option generally will expire without being exercised, and the Fund will retain both the premium paid for the option and the security. If the market price of the security covered by the option does increase above the exercise price before the option expires, however, the option is likely to be exercised by the purchaser. In that case the Fund will be required to sell the security at the exercise price, and it will not realize the benefit of increases in the market price of the security above the exercise price of the option.

FUTURES AND OPTIONS ON FUTURES

Equity Index Fund, Balanced Fund, Asset Allocation Fund and International Fund may engage in futures transactions and purchase options on futures to the extent specified with under "Investment Objectives and Policies." Depending on the Fund, these transactions may include the purchase of stock index futures and options on stock index futures, and the purchase of interest rate futures and options on interest rate futures. In addition, International Fund may enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, or foreign currency.

A futures contract on a security obligates one party to purchase, and the other to sell, a specified security at a specified price on a date certain in the future. A futures contract on an index obligates the seller to deliver, and entitles the purchaser to receive, an amount of cash equal to a specific dollar amount times the difference between the value of the index at the expiration date of the contract and the index value specified in the contract. The acquisition of put and call options on futures contracts will, respectively, give a Fund the right (but not the obligation), for a specified exercise price, to sell or to purchase the underlying futures contract at any time during the option period.

A Fund may use futures contracts and options on futures in an effort to hedge against market risks and, in the case of International Fund, as part of its management of foreign currency transactions. In addition, Equity Index Fund may use stock index futures and options on futures to maintain sufficient liquidity to meet redemption requests, to increase the level of Fund assets devoted to replicating the composition of the S&P 500, and to reduce transaction costs.

Aggregate initial margin deposits for futures contracts, and premiums paid for related options, may not exceed 5% of a Fund's total assets, and the value of securities that are the subject of such futures and options (both for receipt and delivery) may not exceed 1/3 of the market value of a Fund's total assets. Futures transactions will be limited to the extent necessary to maintain each Fund's qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended.

Futures transactions involve brokerage costs and require a Fund to segregate assets to cover contracts that would require it to purchase securities or currencies. A Fund may lose the expected benefit of futures transactions if interest rates, exchange rates or securities prices move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Fund had not entered into any futures transactions. In addition, the value of a Fund's futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities or foreign currencies, limiting the Fund's ability to hedge effectively against interest rate, exchange rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

FIXED INCOME SECURITIES

The fixed income securities in which Stock Fund, Limited Volatility Stock Fund, Equity Income Fund, Diversified Growth Fund, Emerging Growth Fund, Regional Equity Fund, Special Equity Fund, and Technology Fund may invest include securities issued or guaranteed by the United States Government or its agencies or instrumentalities, nonconvertible preferred stocks, nonconvertible corporate debt securities, and short-term obligations of the kinds described above under "-- Cash Items." Investments in nonconvertible preferred stocks and nonconvertible corporate debt securities will be limited to securities which are rated at the time of purchase not less than BBB by Standard & Poor's or Baa by Moody's (or equivalent short-term ratings), or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, or which are of comparable quality in the judgment of the Adviser. Obligations rated BBB, Baa or their equivalent, although investment grade, have speculative characteristics and carry a somewhat higher risk of default than obligations rated in the higher investment grade categories.

Equity Income Fund also may invest a portion of its assets in less than investment grade convertible debt obligations. For a description of such obligations and the risks associated therewith, see "Investment Objectives and Policies -- Equity Income Fund."

The fixed income securities specified above, as well as the fixed income securities in which Balanced Fund and Asset Allocation Fund may invest as described under "Investment Objectives and Policies," are subject to (i) interest rate risk (the risk that increases in market interest rates will cause declines in the value of debt securities held by a Fund); (ii) credit risk (the risk that the issuers of debt securities held by a Fund default in making required payments); and (iii) call or prepayment risk (the risk that a borrower may exercise the right to prepay a debt obligation before its stated maturity, requiring a Fund to reinvest the prepayment at a lower interest rate).

FOREIGN SECURITIES

GENERAL. Under normal market conditions International Fund invests at least 65% of its total assets in equity securities which trade in markets other than the United States. In addition, the other Funds (excluding Equity Index Fund, Asset Allocation Fund, and Regional Equity Fund) may invest lesser proportions of their assets in securities of foreign issuers which are either listed on a United States securities exchange or represented by American Depositary Receipts.

Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of United States domestic issuers. These risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Foreign securities also may be subject to greater fluctuations in price than securities issued by United States corporations. The principal markets on which these securities trade may have less volume and liquidity, and may be more volatile, than securities markets in the United States.

In addition, there may be less publicly available information about a foreign company than about a United States domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to United States domestic companies. There is also generally less government regulation of securities exchanges, brokers and listed companies abroad than in the United States. Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of United States banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic branches of United States banks and United States domestic issuers.

AMERICAN DEPOSITARY RECEIPTS AND EUROPEAN DEPOSITARY RECEIPTS. For many foreign securities, United States dollar-denominated American Depositary Receipts, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. American Depositary Receipts represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. American Depositary Receipts do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in American Depositary Receipts rather than directly in foreign issuers' stock, a Fund can avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the United States for many American Depositary Receipts. The information available for American Depositary Receipts is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. International Fund also may invest in European Depositary Receipts, which are receipts evidencing an arrangement with a European bank similar to that for American Depositary Receipts and which are designed for use in the European securities markets. European Depositary Receipts are not necessarily denominated in the currency of the underlying security.

Certain American Depositary Receipts and European Depositary Receipts, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of the facilities while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders in respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through voting rights.

FOREIGN CURRENCY TRANSACTIONS

International Fund invests in securities which are purchased and sold in foreign currencies. The value of its assets as measured in United States dollars therefore may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations. International Fund also will incur costs in converting United States dollars to local currencies, and vice versa.

International Fund will conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date certain at a specified price. These forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers.

International Fund may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies. It may engage in "transaction hedging" to protect against a change in the foreign currency exchange rate between the date the Fund contracts to purchase or sell a security and the settlement date, or to "lock in" the United States dollar equivalent of a dividend or interest payment made in a foreign currency. It also may engage in "portfolio hedging" to protect against a decline in the value of its portfolio securities as measured in United States dollars which could result from changes in exchange rates between the United States dollar and the foreign currencies in which the portfolio securities are purchased and sold. International Fund also may hedge its foreign currency exchange rate risk by engaging in currency financial futures and options transactions.

Although a foreign currency hedge may be effective in protecting the Fund from losses resulting from unfavorable changes in exchanges rates between the United States dollar and foreign currencies, it also would limit the gains which might be realized by the Fund from favorable changes in exchange rates. The Sub-Adviser's decision whether to enter into currency hedging transactions will depend in part on its view regarding the direction and amount in which exchange rates are likely to move. The forecasting of movements in exchange rates is extremely difficult, so that it is highly uncertain whether a hedging strategy, if undertaken, would be successful. To the extent that the Sub-Adviser's view regarding future exchange rates proves to have been incorrect, International Fund may realize losses on its foreign currency transactions.

International Fund does not intend to enter into forward currency contracts or maintain a net exposure in such contracts where it would be obligated to deliver an amount of foreign currency in excess of the value of its portfolio securities or other assets denominated in that currency.

MORTGAGE-BACKED SECURITIES

With respect to the fixed income portion of its portfolio, Balanced Fund may invest in mortgage-backed securities which are Agency Pass-Through Certificates or collateralized mortgage obligations ("CMOs"), as described below.

Agency Pass-Through Certificates are mortgage pass-through certificates representing undivided interests in pools of residential mortgage loans. Distribution of principal and interest on the mortgage loans underlying an Agency Pass-Through Certificate is an obligation of or guaranteed by Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA"), or the Federal Home Loan Mortgage Corporation ("FHLMC"). The obligation of GNMA with respect to such certificates is backed by the full faith and credit of the United States, while the obligations of FNMA and FHLMC with respect to such certificates rely solely on the assets and credit of those entities. The mortgage loans underlying GNMA certificates are partially or fully guaranteed by the Federal Housing Administration or the Veterans Administration, while the mortgage loans underlying FNMA certificates and FHLMC certificates are conventional mortgage loans which are, in some cases, insured by private mortgage insurance companies. Agency Pass-Through Certificates may be issued in a single class with respect to a given pool of mortgage loans or in multiple classes.

CMOs are debt obligations typically issued by a private special-purpose entity and collateralized by residential mortgage loans or Agency Pass-Through Certificates. Balanced Fund will invest only in CMOs which are rated AAA by Standard & Poor's or Aaa by Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, and which are either (i) collateralized by Agency Pass-Through Certificates, (ii) collateralized by a pool of residential mortgage loans in which each mortgage loan is guaranteed as to payment of principal and interest by an agency or instrumentality of the United States Government, or
(iii) collateralized by a pool of residential mortgage loans and payment on which is otherwise supported by obligations of the United States Government or its agencies or instrumentalities. Because CMOs are debt obligations of private entities, payments on CMOs generally are not obligations of or guaranteed by any governmental entity, and their ratings and creditworthiness typically depend on the legal insulation of the issuer and transaction from the consequences of a sponsoring entity's bankruptcy. CMOs generally are issued in multiple classes, with holders of each class entitled to receive specified portions of the principal payments and prepayments and/or of the interest payments on the underlying mortgage loans. These entitlements can be specified in a wide variety of ways, so that the payment characteristics of various classes may differ greatly from one another. Examples of the more common classes are provided in the Statement of Additional Information.

It generally is more difficult to predict the effect of changes in market interest rates on the return on mortgaged-backed securities than to predict the effect of such changes on the return of a conventional fixed-rate debt instrument, and the magnitude of such effects may be greater in some cases. The return on interest-only and principal-only mortgage-backed securities is particularly sensitive to changes in interest rates and prepayment speeds. When interest rates decline and prepayment speeds increase, the holder of an interest-only mortgage-backed security may not even recover its initial investment. Similarly, the return on an inverse floating rate CMO is likely to decline more sharply in periods of increasing interest rates than that of a fixed-rate security. For these reasons, interest-only, principal-only and inverse floating rate mortgage-backed securities generally have greater risk than more conventional classes of mortgage-backed securities. Balanced Fund will not invest more than 10% of its total fixed income assets in interest-only, principal-only or inverse floating rate mortgage backed securities.

ASSET-BACKED SECURITIES

With respect to the fixed income portion of its portfolio, Balanced Fund may invest in asset-backed securities. Asset-backed securities generally constitute interests in, or obligations secured by, a pool of receivables other than mortgage loans, such as automobile loans and leases, credit card receivables, home equity loans and trade receivables. Asset-backed securities generally are issued by a private special-purpose entity. Their ratings and creditworthiness typically depend on the legal insulation of the issuer and transaction from the consequences of a sponsoring entity's bankruptcy, as well as on the credit quality of the underlying receivables and the amount and credit quality of any third-party credit enhancement supporting the underlying receivables or the asset-backed securities. Asset-backed securities and their underlying receivables generally are not issued or guaranteed by any governmental entity.

BANK INSTRUMENTS

The bank instruments in which Balanced Fund may invest include time and savings deposits, deposit notes and bankers acceptances (including certificates of deposit) in commercial or savings banks. They also include Eurodollar Certificates of Deposit issued by foreign branches of United States or foreign banks; Eurodollar Time Deposits, which are United States dollar-denominated deposits in foreign branches of United States or foreign banks; and Yankee Certificates of Deposit, which are United States dollar-denominated certificates of deposit issued by United States branches of foreign banks and held in the United States. For a description of certain risks of investing in foreign issuers' securities, see "-- Foreign Securities" above. In each instance, Balanced Fund may only invest in bank instruments issued by an institution which has capital, surplus and undivided profits of more than $100 million or the deposits of which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund.

PORTFOLIO TRANSACTIONS

Portfolio transactions in the over-the-counter market will be effected with market makers or issuers, unless better overall price and execution are available through a brokerage transaction. It is anticipated that most portfolio transactions involving debt securities will be executed on a principal basis. Also, with respect to the placement of portfolio transactions with securities firms, subject to the overall policy to seek to place portfolio transactions as efficiently as possible and at the best price, research services and placement of orders by securities firms for a Fund's shares may be taken into account as a factor in placing portfolio transactions for the Fund.

PORTFOLIO TURNOVER

Although the Funds do not intend generally to trade for short-term profits, they may dispose of a security without regard to the time it has been held when such action appears advisable to the Adviser or, in the case of International Fund, the Sub-Adviser. The portfolio turnover rate for a Fund may vary from year to year and may be affected by cash requirements for redemptions of shares. High portfolio turnover rates generally would result in higher transaction costs and could result in additional tax consequences to a Fund's shareholders.

INVESTMENT RESTRICTIONS

The fundamental and nonfundamental investment restrictions of the Funds are set forth in full in the Statement of Additional Information. The fundamental restrictions include the following:

* None of the Funds will borrow money, except from banks for temporary or emergency purposes. The amount of such borrowing may not exceed 10% of the borrowing Fund's total assets, except for Asset Allocation Fund, which may borrow in amounts not to exceed 33-1/3% of its total assets. None of the Funds will borrow money for leverage purposes. For the purpose of this investment restriction, the use of options and futures transactions and the purchase of securities on a when-issued or delayed-delivery basis shall not be deemed the borrowing of money.

* None of the Funds will mortgage, pledge or hypothecate its assets, except in an amount not exceeding 15% of the value of its total assets to secure temporary or emergency borrowing.

*    None of the Funds will make short sales of securities.

* None of the Funds will purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions and except, in the case of Emerging Growth Fund, Technology Fund, International Fund and Limited Volatility Stock Fund, as may be necessary to make margin payments in connection with foreign currency futures and other derivative transactions.

A fundamental policy or restriction, including those stated above, cannot be changed without an affirmative vote of the holders of a "majority" of the outstanding shares of the applicable Fund, as defined in the 1940 Act.

As a nonfundamental policy, none of the Funds will invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations.
Section 4(2) commercial paper may be determined to be "liquid" under guidelines adopted by the Board of Directors. Rule 144A securities may in the future be determined to be "liquid" under guidelines adopted by the Board of Directors if the current position of certain state securities regulators regarding such securities is modified. Investing in Rule 144A securities could have the effect of increasing the level of illiquidity in a Fund to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

FIRST AMERICAN INVESTMENT FUNDS, INC.
680 East Swedesford Road
Wayne, Pennsylvania 19087



Investment Adviser
FIRST BANK NATIONAL ASSOCIATION
601 Second Avenue South
Minneapolis, Minnesota 55402



Custodian
FIRST TRUST NATIONAL ASSOCIATION
180 East Fifth Street
St. Paul, Minnesota 55101



Distributor
SEI FINANCIAL SERVICES COMPANY
680 East Swedesford Road
Wayne, Pennsylvania 19087



Administrator
SEI FINANCIAL MANAGEMENT CORPORATION
680 East Swedesford Road
Wayne, Pennsylvania 19087



Transfer Agent
SUPERVISED SERVICE COMPANY
811 Main Street
Kansas City, Missouri 64105



Independent Auditors
KPMG PEAT MARWICK LLP
90 South Seventh Street
Minneapolis, Minnesota 55402



Counsel
DORSEY & WHITNEY P.L.L.P.
220 South Sixth Street
Minneapolis, Minnesota 55402


FAIF-1003 (1/95)R





                     FIRST AMERICAN INVESTMENT FUNDS, INC.


EQUITY FUNDS
Institutional Class

  Stock Fund                              Diversified Growth Fund
  Equity Index Fund                       Emerging Growth Fund
  Balanced Fund                           Regional Equity Fund
  Limited Volatility Stock Fund           Special Equity Fund
  Asset Allocation Fund                   Technology Fund
  Equity Income Fund                      International Fund


                                   PROSPECTUS

                                                                January 31, 1995



[LOGO] First American Funds
The power of disciplined investing




TABLE OF CONTENTS

                                           PAGE

SUMMARY                                      4

FEES AND EXPENSES                            8
Class C Share Fees and Expenses              8
Information Concerning Fees and
Expenses                                    10

FINANCIAL HIGHLIGHTS                        12

THE FUNDS                                   16

INVESTMENT OBJECTIVES AND POLICIES          16
Stock Fund                                  17
Equity Index Fund                           18
Balanced Fund                               19
Limited Volatility Stock Fund               20
Asset Allocation Fund                       21
Equity Income Fund                          23
Diversified Growth Fund                     24
Emerging Growth Fund                        25
Regional Equity Fund                        26
Special Equity Fund                         27
Technology Fund                             28
International Fund                          29
Risks to Consider                           31

MANAGEMENT                                  32
Investment Adviser                          32
Sub-Adviser to International Fund           33
Portfolio Managers                          33
Custodian                                   36
Administrator                               37
Transfer Agent                              37

DISTRIBUTOR                                 37

PURCHASES AND REDEMPTIONS OF SHARES         38
Share Purchases and Redemptions             38
What Shares Cost                            38
Exchanging Securities for Fund Shares       40
Certificates and Confirmations              40
Dividends and Distributions                 40
Exchange Privilege                          41

FEDERAL INCOME TAXES                        41

FUND SHARES                                 43

CALCULATION OF PERFORMANCE DATA             43

SPECIAL INVESTMENT METHODS                  44
Cash Items                                  44
Repurchase Agreements                       45
When-Issued and Delayed-Delivery
Transactions                                45
Lending of Portfolio Securities             46
Options Transactions                        46
Futures and Options on Futures              47
Fixed Income Securities                     48
Foreign Securities                          49
Foreign Currency Transactions               51
Mortgage-Backed Securities                  52
Asset-Backed Securities                     53
Bank Instruments                            53
Portfolio Transactions                      54
Portfolio Turnover                          54
Investment Restrictions                     54


FIRST AMERICAN INVESTMENT FUNDS, INC.
680 East Swedesford Road, Wayne, Pennsylvania 19087

INSTITUTIONAL CLASS PROSPECTUS

The shares described in this Prospectus represent interests in First American Investment Funds, Inc., which consists of mutual funds with several different investment portfolios and objectives. This Prospectus relates to the Class C Shares of the following funds (the "Funds"):

*  Stock Fund                            *  Diversified Growth Fund
*  Equity Index Fund                     *  Emerging Growth Fund
*  Balanced Fund                         *  Regional Equity Fund
*  Limited Volatility Stock Fund         *  Special Equity Fund
*  Asset Allocation Fund                 *  Technology Fund
*  Equity Income Fund                    *  International Fund

Class C Shares of the Funds are offered through banks and certain other institutions for the investment of their own funds and funds for which they act in a fiduciary, agency or custodial capacity.


SHARES OF THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, INCLUDING FIRST BANK NATIONAL ASSOCIATION AND ANY OF ITS AFFILIATES, NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN THE FUNDS INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, DUE TO FLUCTUATIONS IN EACH FUND'S NET ASSET VALUE.

This Prospectus concisely sets forth information about the Funds that a prospective investor should know before investing. It should be read and retained for future reference.

A Statement of Additional Information dated January 31, 1995 for the Funds has been filed with the Securities and Exchange Commission and is incorporated in its entirety by reference in this Prospectus. To obtain copies of the Statement of Additional Information at no charge, or to obtain other information or make inquiries about the Funds, call (800) 637-2548 or write SEI Financial Services Company, 680 East Swedesford Road, Wayne, Pennsylvania 19087.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is January 31, 1995.


SUMMARY

First American Investment Funds, Inc. ("FAIF") is an open-end investment company which offers shares in several different mutual funds. This Prospectus provides information with respect to the Class C Shares of the following funds (the "Funds"):


STOCK FUND has a primary objective of capital appreciation and a secondary objective to provide current income. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. In selecting equity securities, the Fund's adviser employs a value-based selection discipline.


EQUITY INDEX FUND has an objective of providing investment results that correspond to the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"). The Fund invests substantially in common stocks included in the S&P 500. The Fund's adviser believes that its objective can best be achieved by investing in the common stocks of approximately 250 to 500 of the issues included in the S&P 500.


BALANCED FUND has an objective of maximizing total return (capital appreciation plus income). The Fund seeks to achieve its objective by investing in a balanced portfolio of equity securities and fixed income securities. Over the long term, it is anticipated that the Fund's asset mix will average approximately 60% equity securities and 40% fixed income securities, with the asset mix normally ranging between 40% and 75% equity securities, between 25% and 60% fixed income securities, and between 0% and 25% money market instruments.


LIMITED VOLATILITY STOCK FUND has a primary objective of maximizing total return (capital appreciation plus income) within the constraint of controlling the volatility of the Fund to a level below that of the major market indices such as the S&P 500 and the Dow Jones Industrial Average, and a secondary objective to provide current income at a level that exceeds that of the S&P 500. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million.


ASSET ALLOCATION FUND has an objective of maximizing total return over the long term by allocating its assets principally among common stocks, bonds, and short-term instruments. There are no limitations on the proportions in which the Fund's adviser may allocate the Fund's investments among these three classes of assets, and the Fund may at times be fully invested in a single asset class if the adviser believes that it offers the most favorable total return outlook.


EQUITY INCOME FUND has an objective of long-term growth of capital and income. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities of issuers believed by the Fund's adviser to be characterized by sound management, the ability to finance expected growth and the ability to pay above average dividends.


DIVERSIFIED GROWTH FUND has a primary objective of long-term growth of capital and a secondary objective to provide current income. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities of a diverse group of companies that will provide representation across all economic sectors included in the S&P 500. The adviser may overweight the Fund's portfolio holdings in sectors that it believes provide above average total return potential.


EMERGING GROWTH FUND has an objective of growth of capital. Under normal market conditions, the Fund invests at least 65% of its total assets in equity securities of small-sized companies that exhibit, in the adviser's opinion, outstanding potential for superior growth. Companies that participate in sectors that are identified by the adviser as having long-term growth potential generally are expected to make up a substantial portion of the Fund's holdings.


REGIONAL EQUITY FUND has an objective of capital appreciation. The Fund seeks to achieve its objective by investing, in normal market conditions, at least 65% of its total assets in equity securities of small-sized companies headquartered in Minnesota, North and South Dakota, Montana, Wisconsin, Michigan, Iowa, Nebraska, Colorado and Illinois. The Fund invests in the securities of rapidly growing companies within this size category and geographic area.


SPECIAL EQUITY FUND has an objective of capital appreciation. Under normal market conditions, the Fund invests at least 65% of its total assets in equity securities. The Fund's policy is to invest in equity securities which the Fund's adviser believes offer the potential for greater than average capital appreciation. The adviser believes that this policy can best be achieved by investing in the equity securities of companies where fundamental changes are occurring, are likely to occur, or have occurred and where, in the opinion of the adviser, the changes have not been adequately reflected in the price of the securities.


TECHNOLOGY FUND has an objective of long-term growth of capital. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities. The Fund anticipates investing in companies which the Fund's adviser believes have, or will develop, products, processes or services that will provide or will benefit significantly from technological advances and improvements.


INTERNATIONAL FUND has an objective of long-term growth of capital. Under normal market conditions, the Fund invests at least 65% of its total assets in an internationally diversified portfolio of equity securities which trade in markets other than the United States. Investments are expected to be made primarily in developed markets and larger capitalization companies. However, the Fund also may invest in emerging markets where smaller capitalization companies are the norm.

INVESTMENT ADVISER AND SUB-ADVISER First Bank National Association (the "Adviser") serves as investment adviser to each of the Funds. Marvin & Palmer Associates, Inc. (the "Sub-adviser") serves as sub-adviser to International Fund. See "Management."

DISTRIBUTOR; ADMINISTRATOR  SEI Financial Services Company (the
"Distributor") serves as the distributor of the Funds' shares. SEI Financial Management Corporation (the "Administrator") serves as the administrator of the Funds. See "Management" and "Distributor."

ELIGIBLE INVESTORS; OFFERING PRICES Class C Shares are offered through banks and certain other institutions for the investment of their own funds and funds for which they act in a fiduciary, agency or custodial capacity. Class C Shares are sold at net asset value without any front-end or deferred sales charges. See "Purchases and Redemptions of Shares."

EXCHANGES Class C Shares of any fund may be exchanged for Class C Shares of other FAIF funds at the shares' respective net asset values with no additional charge. See "Purchases and Redemptions of Shares -- Exchange Privilege."

REDEMPTIONS Shares of each Fund may be redeemed at any time at their net asset value next determined after receipt of a redemption request by the Funds' transfer agent, with no additional charge. See "Purchases and Redemptions of Shares."

RISKS TO CONSIDER Each of the Funds is subject to the risk of generally adverse equity markets. Investors also should recognize that market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities.

Because each of the Funds other than Equity Index Fund is actively managed to a greater or lesser degree, their performance will reflect in part the ability of the Adviser or Sub-Adviser to select securities which are suited to achieving their investment objectives. Due to their active management, these Funds could underperform other mutual funds with similar investment objectives or the market generally.


In addition, (i) certain of the Funds are subject to risks associated with investing in smaller-capitalization companies; (ii) Regional Equity Fund is subject to risks associated with concentrating its investments in a single geographic region; (iii) Technology Fund is subject to risks associated with concentrating its investments in a single or related economic sectors; (iv) International Fund is subject to risks associated with investing in foreign securities and to currency risk; (v) Equity Income Fund may invest a portion of its assets in less than investment grade convertible debt obligations; (vi) certain Funds other than International Fund may invest specified portions of their assets in securities of foreign issuers which are listed on a United States stock exchange or represented by American Depository Receipts or, in the case of Balanced Fund, are debt obligations of foreign issuers denominated in United States dollars; and (vii) certain Funds may invest (but not for speculative purposes) in stock index futures contracts, options on stock indices, options on stock index futures, index participation contracts based on the S&P 500, and/or exchange traded put and call options on interest rate futures contracts and on interest rate indices. See "Investment Objectives and Policies" and "Special Investment Methods."

SHAREHOLDER INQUIRIES Any questions or communications regarding the Funds or a shareholder account should be directed to the Distributor by calling (800) 637-2548, or to the financial institution which holds shares on an investor's behalf.


FEES AND EXPENSES INSTITUTIONAL CLASSES

CLASS C SHARE FEES AND EXPENSES



                                                          EQUITY               LIMITED      ASSET     EQUITY
                                                STOCK     INDEX     BALANCED  VOLATILITY ALLOCATION   INCOME   DIVERSIFIED
                                                FUND      FUND        FUND    STOCK FUND    FUND       FUND    GROWTH FUND
SHAREHOLDER TRANSACTION EXPENSES

Maximum sales load imposed on
purchases                                       None       None       None       None       None       None       None

Maximum sales load imposed on
reinvested dividends                            None       None       None       None       None       None       None

Deferred sales load                             None       None       None       None       None       None       None

Redemption fees                                 None       None       None       None       None       None       None

Exchange fees                                   None       None       None       None       None       None       None

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

Investment advisory fees (after
voluntary fee waivers and
reimbursements)(1)                              0.56%      0.09%      0.52%      0.08%      0.54%      0.34%      0.37%

Rule 12b-1 fees                                 None       None       None       None       None       None       None

Other expenses (after voluntary fee
waivers)(1)                                     0.24%      0.26%      0.28%      0.67%      0.26%      0.41%      0.38%

Total fund operating expenses
(after voluntary fee waivers
and reimbursements)(1)                          0.80%      0.35%      0.80%      0.75%      0.80%      0.75%      0.75%

EXAMPLE(2)
You would pay the following expenses on
a $1,000 investment, assuming (i) a 5%
annual return; and (ii) redemption at the end
of each time period:
1 year                                         $   8      $   4      $   8      $   8      $   8      $   8      $   8
3 years                                        $  26      $  11      $  26      $  24      $  26      $  24      $  24
5 years                                        $  44      $  20      $  44      $  42      $  44      $  42      $  42
10 years                                       $  99      $  44      $  99      $  93      $  99      $  93      $  93


(table continued)


  EMERGING  REGIONAL     SPECIAL
   GROWTH    EQUITY      EQUITY   TECHNOLOGY INTERNATIONAL
    FUND      FUND        FUND       FUND       FUND



    None       None       None       None       None


    None       None       None       None       None

    None       None       None       None       None

    None       None       None       None       None

    None       None       None       None       None






    0.26%      0.63%      0.62%      0.45%      0.98%

    None       None       None       None       None


    0.59%      0.22%      0.28%      0.45%      0.77%



    0.85%      0.85%      0.90%      0.90%      1.75%






   $   9      $   9      $   9      $   9      $  18
   $  27      $  27      $  29      $  29      $  55
   $  47      $  47      $  50      $  50      $  95
   $ 105      $ 105      $ 111      $ 111      $ 206


(1) The Adviser and the Administrator intend to waive a portion of their fees and/or reimburse expenses on a voluntary basis, and the amounts shown reflect these waivers and reimbursements as of the date of this Prospectus. Each of these persons intends to maintain such waivers and reimbursements in effect for the current fiscal year but reserves the right to discontinue such waivers and reimbursements at any time in its sole discretion. Absent any fee waivers, investment advisory fees as an annualized percentage of average daily net assets would be 0.70% for each Fund except International Fund, as to which they would be 1.25%; and total fund operating expenses calculated on such basis would be 0.95% for Stock Fund, 0.98% for Equity Index Fund, 0.99% for Balanced Fund, 1.38% for Limited Volatility Stock Fund, 1.04% for Asset Allocation Fund, 1.14% for Equity Income Fund, 1.08% for Diversified Growth Fund, 2.59% for Emerging Growth Fund, 1.00% for Regional Equity Fund, 0.98% for Special Equity Fund, 3.12% for Technology Fund and 2.05% for International Fund. Other expenses includes an administration fee and is based on estimated amounts for the current fiscal year.

(2) Absent the fee waivers and reimbursements referred to in (1) above, the dollar amounts for the 1, 3, 5 and 10-year periods would be as follows:
     Stock Fund, $10, $30, $53 and $117; Equity Index Fund, $10, $31, $54 and $120; Balanced Fund, $10, $32, $55 and $121; Limited Volatility Stock Fund, $14, $44, $76 and $166; Asset Allocation Fund, $11, $33, $57 and $127;
     Equity Income Fund; $12, $36, $63 and $139; Diversified Growth Fund, $11, $34, $60 and $132; Emerging Growth Fund, $26, $81, $138 and $292; Regional Equity Fund, $10, $32, $55 and $122; Special Equity Fund, $10, $31, $54 and $120; Technology Fund, $31, $96, $164 and $343; and International Fund, $21, $64, $110 and $238.



INFORMATION CONCERNING FEES AND EXPENSES


The purpose of the preceding tables is to assist the investor in understanding the various costs and expenses that an investor in a Fund may bear directly or indirectly. THE EXAMPLES CONTAINED IN THE TABLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The information set forth in the foregoing tables and examples relates only to the Class C Shares of the Funds. The Funds also offer Class A and Class B Shares which are subject to the same expenses and, in addition, to a front-end or contingent deferred sales load and certain distribution expenses.


The examples in the above tables are based on projected annual Fund operating expenses after voluntary fee waivers and expense reimbursements by the Adviser and the Administrator. Although these persons intend to maintain such waivers in effect for the current fiscal year, any such waivers are voluntary and may be discontinued at any time. Prior to fee waivers, investment advisory fees accrue at the annual rate as a percentage of average daily net assets of 0.70% for each of the Funds except International Fund, as to which they are 1.25%.

Other expenses include fees paid by each Fund to the Administrator for providing various services necessary to operate the Funds. These include shareholder servicing and certain accounting and other services. The Administrator provides these services for a fee calculated at an annual rate of 0.12% of average daily net assets of each Fund subject to a minimum of $50,000 per Fund per fiscal year; provided, that to the extent that the aggregate net assets of all First American funds exceed $8 billion, the percentage stated above is reduced to 0.105%. Other expenses of the Funds also includes the cost of maintaining shareholder records, furnishing shareholder statements and reports, and other services. Investment advisory fees, administrative fees and other expenses are reflected in the Funds' daily dividends and are not charged to individual shareholder accounts.


FINANCIAL HIGHLIGHTS

The following audited financial highlights should be read in conjunction with the Funds' financial statements, the related notes thereto and the independent auditors' report appearing in the Statement of Additional Information. The Financial Highlights for the Class A shares of the Funds have been provided below along with the Financial Highlights for Class C shares. Class A shares are subject to sales charges and fees that may differ from those applicable to Class C shares.

For the periods ended September 30,

For a share outstanding throughout the period



                                            REALIZED
                                               AND
                                           UNREALIZED    DIVIDENDS
             NET ASSET VALUE      NET       GAINS OR     FROM NET    DISTRIBUTIONS   NET ASSET                   NET ASSETS
              BEGINNING OF    INVESTMENT   (LOSSES) ON  INVESTMENT   FROM CAPITAL    VALUE END                     END OF
                 PERIOD         INCOME     INVESTMENTS    INCOME         GAINS       OF PERIOD   TOTAL RETURN   PERIOD (000)
STOCK FUND
Class C
1994(1)          $16.47          $0.25       $ 0.03       $(0.25)       $   --        $16.50         1.70%+       $154,949
Class A
1994             $16.00          $0.31       $ 1.00       $(0.30)       $(0.50)       $16.51         8.35%        $  8,421
1993              14.04           0.22         1.99        (0.23)        (0.02)        16.00        15.82%         134,186
1992              13.62           0.24         0.81        (0.29)        (0.34)        14.04         7.88%           3,644
1991(2)           10.64           0.28         2.95        (0.22)        (0.03)        13.62        30.49%+          2,386
1990(3)           12.09           0.25        (1.17)       (0.25)        (0.28)        10.64        (8.22)%          1,161
1989(3)           10.35           0.25         1.70        (0.20)        (0.01)        12.09        20.33%             323
1988(3)(4)        10.03           0.27         0.35        (0.30)           --         10.35         6.40%+            206

EQUITY INDEX FUND
Class C
1994(1)          $10.85          $0.20       $(0.18)      $(0.20)       $   --        $10.67         0.18%+       $163,688
Class A
1994             $10.60          $0.25       $ 0.09       $(0.25)       $(0.01)       $10.68         3.25%        $    758
1993(5)           10.00           0.20         0.60        (0.20)           --         10.60         8.02%+        139,957

BALANCED FUND
Class C
1994(1)          $10.86          $0.25       $(0.32)      $(0.25)       $   --        $10.54        (0.64)%+      $125,285
Class A
1994             $10.73          $0.34       $(0.02)      $(0.34)       $(0.17)       $10.54         3.02%        $ 13,734
1993(5)           10.00           0.28         0.75        (0.28)        (0.02)        10.73        10.39%+        111,225

ASSET ALLOCATION FUND
Class C
1994(1)          $10.68          $0.20       $(0.30)      $(0.20)       $   --        $10.38        (0.90)%+      $ 47,227
Class A
1994             $10.60          $0.27       $(0.08)      $(0.26)       $(0.14)       $10.39         1.81%        $    707
1993(5)           10.00           0.19         0.60        (0.19)           --         10.60         8.01%+         56,393

EQUITY INCOME FUND
Class C
1994(6)          $ 9.90          $0.07       $(0.03)      $(0.05)       $   --        $ 9.89         0.45%+       $ 17,489
Class A
1994(7)          $ 9.87          $0.41       $   --       $(0.39)       $   --        $ 9.89         4.22%+       $  1,852
1993(8)(9)        10.00           0.57        (0.14)       (0.56)       $   --          9.87         4.44%+         28,786


(table continued)


                   RATIO OF     RATIO OF
                     NET       EXPENSES TO
    RATIO OF      INVESTMENT   AVERAGE NET
   EXPENSES TO    INCOME TO      ASSETS
   AVERAGE NET   AVERAGE NET   (EXCLUDING  PORTFOLIO TURNOVER
      ASSETS        ASSETS       WAIVERS)         RATE


       0.75%         2.28%        1.01%            65%

       0.76%         1.51%        1.20%            65%
       0.75          1.94         1.28             48
       1.45          1.75         4.46             39
       1.45          2.47         7.42             76
       1.45          2.24         9.47             41
       1.24          2.26        36.39             74
       1.02          2.67        28.60             80



       0.35%         2.59%        1.03%            11%

       0.35%         2.23%        1.23%            11%
       0.35          2.52         1.30              1



       0.75%         3.51%        1.05%            98%

       0.77%         2.63%        1.24%            98%
       0.75          3.31         1.29             77



       0.75%         2.91%        1.12%            32%

       0.75%         2.01%        1.29%            32%
       0.75          2.40         1.34             31



       0.75%         5.61%        1.14%           108%

       0.88%         4.88%        1.39%           108%
       0.75          6.09         1.36             68



+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

*    Represents distributions in excess of net realized gains.

(1) Class C shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(2) On September 3, 1991, the Board of Directors of FAIF approved a change in FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(3)  For the period ended October 31.

(4) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(5) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(6) Class C shares have been offered since August 2, 1994. All ratios for the period have been annualized.

(7) Prior to March 28, 1994, these funds were advised by Boulevard Bank National Association. On April 28, 1994 the Board of Directors approved a change in the fiscal year end from November 30 to September 30, effective September 30, 1994. All ratios for the period have been annualized.

(8)  For the period ended November 30.

(9) Commenced operations on December 18, 1992. All ratios for the period have been annualized.

(10) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(11) Class A shares have been offered since April 7, 1994. All ratios for the period have been annualized.


FINANCIAL HIGHLIGHTS (CONTINUED)

For the periods ended September 30,

For a share outstanding throughout the period


                                            REALIZED
                                               AND
                                           UNREALIZED    DIVIDENDS
             NET ASSET VALUE      NET       GAINS OR     FROM NET    DISTRIBUTIONS   NET ASSET                   NET ASSETS
              BEGINNING OF    INVESTMENT   (LOSSES) ON  INVESTMENT   FROM CAPITAL    VALUE END                     END OF
                 PERIOD         INCOME     INVESTMENTS    INCOME         GAINS       OF PERIOD    TOTAL RETURN  PERIOD (000)
DIVERSIFIED GROWTH FUND
Class C
1994(6)          $ 8.92         $ 0.03       $ 0.18       $(0.03)       $   --        $ 9.10          2.36%+      $ 31,875
Class A
1994(7)          $ 9.39         $ 0.10       $(0.29)      $(0.11)       $   --        $ 9.09         (2.07)%+     $  1,900
1993(8)(9)        10.00           0.11        (0.63)       (0.09)       $   --          9.39         (5.18)%+       31,084

EMERGING GROWTH FUND
CLASS C
1994(10)         $10.00         $ 0.01       $ 0.56       $(0.01)       $   --        $10.56          5.68%+      $  6,849
CLASS A
1994(10)         $10.00         $ 0.01       $ 0.57       $(0.01)       $   --        $10.57          5.88%+      $     91

REGIONAL EQUITY FUND
CLASS C
1994(1)          $12.41         $ 0.07       $ 0.11       $(0.07)       $   --        $12.52          1.46%+      $ 96,045
CLASS A
1994             $11.96         $ 0.08       $ 0.71       $(0.07)       $(0.16)       $12.52          6.76%       $  8,345
1993(5)           10.00           0.05         1.96        (0.05)           --         11.96         20.17%+        58,427

SPECIAL EQUITY FUND
CLASS C
1994(1)          $16.34         $ 0.22       $ 0.96       $(0.22)       $   --        $17.30          7.31%+      $128,806
CLASS A
1994             $15.81         $ 0.28       $ 2.52       $(0.28)       $(1.03)       $17.30         18.70%       $  7,333
1993              13.61           0.23         2.32        (0.25)        (0.10)        15.81         18.91%         81,899
1992              12.98           0.21         1.61        (0.27)        (0.92)        13.61         15.17%          3,586
1991(2)           10.33           0.30         2.61        (0.26)           --         12.98         28.38%+         3,423
1990(3)           12.96           0.47        (2.03)       (0.46)        (0.61)        10.33        (13.24)%         2,761
1989(3)           11.55           0.47         1.39        (0.41)        (0.04)        12.96         17.41%          2,000
1988(3)(4)        10.03           0.34         1.57        (0.39)           --         11.55         19.56%+           578

TECHNOLOGY FUND
CLASS C
1994(10)         $10.00         $(0.01)      $ 1.19       $   --        $   --        $11.19         11.90%+      $  6,491
CLASS A
1994(10)         $10.00         $(0.01)      $ 1.20       $   --        $   --        $11.19         11.90%+      $     61

INTERNATIONAL FUND
CLASS C
1994(10)         $10.00         $(0.01)      $ 0.23       $   --        $   --        $10.22          2.20%+      $ 47,963
CLASS A
1994(11)         $ 9.98         $(0.01)      $ 0.24       $   --        $   --        $10.21          2.30%+      $    464


(table continued)


                  RATIO OF      RATIO OF
                    NET        EXPENSES TO
    RATIO OF     INVESTMENT    AVERAGE NET
   EXPENSES TO    INCOME TO      ASSETS
   AVERAGE NET   AVERAGE NET   (EXCLUDING    PORTFOLIO TURNOVER
     ASSETS        ASSETS       WAIVERS)            RATE



     0.75%          2.37%         1.08%             101%

     0.90%          1.15%         1.33%             101%
     0.78           1.26          1.25                5



     0.80%          0.23%         2.59%              19%

     0.79%          0.23%         2.84%              19%



     0.80%          0.82%         1.05%              41%

     0.82%          0.59%         1.25%              41%
     0.80           0.59          1.30               28



     0.79%          1.93%         1.03%             116%

     0.81%          1.88%         1.23%             116%
     0.81           2.07          1.31              104
     1.50           1.61          4.18              146
     1.50           2.60          5.13              116
     1.50           4.09          4.21              113
     1.38           4.07          8.68              102
     1.20           4.02         15.60               51



     0.80%         (0.21)%        3.12%              43%

     0.80%         (0.21)%        3.37%              43%



     1.75%         (0.19)%        2.05%              16%

     1.75%         (0.26)%        2.30%              16%





THE FUNDS

FAIF is an open-end management investment company which offers shares in several different mutual funds (collectively, the "FAIF Funds"), each of which evidences an interest in a separate and distinct investment portfolio. Shareholders may purchase shares in each FAIF Fund through three separate classes (Class A, Class B and Class C) which provide for variations in distribution costs, voting rights and dividends. Except for these differences among classes, each share of each FAIF Fund represents an undivided proportionate interest in that fund. FAIF is incorporated under the laws of the State of Maryland, and its principal offices are located at 680 East Swedesford Road, Wayne, Pennsylvania 19087.

This Prospectus relates only to the Class C Shares of the Funds named on the cover hereof. Information regarding the Class A and Class B Shares of these Funds and regarding the Class A, Class B and Class C Shares of the other FAIF Funds is contained in separate prospectuses that may be obtained from FAIF's Distributor, SEI Financial Services Company, 680 East Swedesford Road, Wayne, Pennsylvania 19087, or by calling (800) 637-2548. The Board of Directors of FAIF may authorize additional series or classes of common stock in the future.


INVESTMENT OBJECTIVES AND POLICIES

This section describes the investment objectives and policies of the Funds. There is no assurance that any of these objectives will be achieved. The Funds' investment objectives are not fundamental and therefore may be changed without a vote of shareholders. Such changes could result in a Fund having investment objectives different from those which shareholders considered appropriate at the time of their investment in a Fund. Shareholders will receive written notification at least 30 days prior to any change in a Fund's investment objectives. Each of the Funds except Technology Fund is a diversified investment company, as defined in the Investment Company Act of 1940 (the "1940 Act"). Technology Fund is a non-diversified company under the 1940 Act.

If a percentage limitation on investments by a Fund stated below or in the Statement of Additional Information is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset values will not be deemed to violate the limitation. A Fund which is limited to investing in securities with specified ratings is not required to sell a security if its rating is reduced or discontinued after purchase, but the Fund may consider doing so. However, except in the case of Equity Income Fund, in no event will more than 5% of any Fund's net assets be invested in non-investment grade securities. Descriptions of the rating categories of Standard & Poor's Corporation ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's") are contained in the Statement of Additional Information.

When the term "equity securities" is used in this Prospectus, it refers to common stock and securities which are convertible into or exchangeable for, or which carry warrants or other rights to acquire, common stock.

This section also contains information concerning certain investment risks borne by Fund shareholders under the heading "-- Risks to Consider." Further information concerning the securities in which the Funds may invest and related matters is set forth under "Special Investment Methods."


STOCK FUND

OBJECTIVES. Stock Fund has a primary objective of capital appreciation. A secondary objective of the Fund is to provide current income.

INVESTMENT POLICIES. Under normal market conditions, Stock Fund invests at least 80% of its total assets in equity securities (and at least 65% in common stocks) diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. In selecting equity securities, the Adviser employs a value-based selection discipline. The Adviser anticipates investing in equity securities of companies it believes are selling at less than fair value and offer the potential for appreciation as a result of improved profitability reflecting corporate restructuring or elimination of unprofitable operations, change in management or management goals, or improving demand for the companies' goods or services.

The Fund also may invest up to 20% of its total assets in the aggregate in equity securities of issuers with a market capitalization of less than $500 million and in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary
Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.


EQUITY INDEX FUND

OBJECTIVE. Equity Index Fund has an objective of providing investment results that correspond to the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500").

INVESTMENT POLICIES. Equity Index Fund invests substantially (at least 65% of total assets) in common stocks included in the S&P 500. The Adviser believes that the Fund's objective can best be achieved by investing in the common stocks of approximately 250 to 500 of the issues included in the S&P 500, depending on the size of the Fund.

Standard & Poor's designates the stocks included in the S&P 500 on a statistical basis. A particular stock's weighting in the S&P 500 is based on its total market value (that is, its market price per share times the number of shares outstanding) relative to that of all stocks included in the S&P 500. From time to time, Standard & Poor's may add or delete stocks to or from the S&P 500. Inclusion of a particular stock in the S&P 500 does not imply any opinion by Standard & Poor's as to its merits as an investment, nor is Standard & Poor's a sponsor of or in any way affiliated with the Fund.

The Fund is managed by utilizing a computer program that identifies which stocks should be purchased or sold in order to replicate, as closely as possible, the composition of the S&P 500. The Fund includes a stock in its investment portfolio in the order of the stock's weighting in the S&P 500, starting with the most heavily weighted stock. Thus, the proportion of Fund assets invested in a stock or industry closely approximates the percentage of the S&P 500 represented by that stock or industry. Portfolio turnover is expected to be well below that of actively managed mutual funds.

Although the Fund will not duplicate the S&P 500's performance precisely, it is anticipated that there will be a close correlation between the Fund's performance and that of the S&P 500 in both rising and falling markets. The Fund will attempt to achieve a correlation between the performance of its portfolio and that of the S&P 500 of at least 95%, without taking into account expenses of the Fund. A perfect correlation would be indicated by a figure of 100%, which would be achieved if the Fund's net asset value, including the value of its dividends and capital gains distributions, increased or decreased in exact proportion to changes in the S&P 500. The Fund's ability to replicate the performance of the S&P 500 may be affected by, among other things, changes in securities markets, the manner in which Standard & Poor's calculates the S&P 500, and the amount and timing of cash flows into and out of the Fund. Although cash flows into and out of the Fund will affect the Fund's portfolio turnover rate and its ability to replicate the S&P 500's performance, investment adjustments will be made, as practicably as possible, to account for these circumstances.

The Fund also may invest up to 20% of its total assets in the aggregate in stock index futures contracts, options on stock indices, options on stock index futures, and index participation contracts based on the S&P 500. The Fund will not invest in these types of contracts and options for speculative purposes, but rather to maintain sufficient liquidity to meet redemption requests; to increase the level of Fund assets devoted to replicating the composition of the S&P 500; and to reduce transaction costs. These types of contracts and options and certain associated risks are described under "Special Investment Methods -- Options Transactions."

In order to maintain liquidity during times of unusual market conditions, the Fund also may invest temporarily in cash and cash items of the kinds described under "Special Investment Methods -- Cash Items."


BALANCED FUND

OBJECTIVE. Balanced Fund has an objective of maximizing total return (capital appreciation plus income).

INVESTMENT POLICIES. Balanced Fund seeks to achieve its objective by investing in a balanced portfolio of equity securities and fixed income securities. The asset mix of the Fund normally will range between 40% and 75% equity securities, between 25% and 60% fixed income securities (including only that portion of the value of convertible securities attributable to their fixed income characteristics), and between 0% and 25% money market instruments. Over the long term, it is anticipated that the Fund's asset mix will average approximately 60% equity securities and 40% fixed income securities. The Adviser may make moderate shifts among asset classes in order to attempt to increase returns or reduce risk.

With respect to the equity security portion of the Fund's portfolio, the Adviser follows the same investment policies as are described above under "-- Stock Fund -- Investment Policies."

The fixed income portion of the Fund's portfolio is invested in investment grade debt securities, at least 65% of which are United States Government obligations and corporate debt obligations and mortgage-related securities rated at least A by Standard & Poor's or Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization. Under normal market conditions, the weighted average maturity of the fixed income securities held by the Fund will not exceed 15 years.

The Fund's permitted fixed income investments include notes, bonds and discount notes of United States Government agencies or instrumentalities; domestic issues of corporate debt obligations having floating or fixed rates of interest and rated at least BBB by Standard & Poor's or Baa by Moody's, or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, or which are of comparable quality in the judgment of the Adviser; other investments, including mortgage-backed securities, which are rated in one of the four highest categories by a nationally recognized statistical rating organization or which are of comparable quality in the judgment of the Adviser; and commercial paper which is rated A-1 by Standard & Poor's or P-1 by Moody's or which has been assigned an equivalent rating by another nationally recognized statistical rating organization. Unrated securities will not exceed 10% in the aggregate of the value of the total fixed income securities held by the Fund.

Subject to the foregoing limitations, the fixed income securities in which the Fund may invest include (i) mortgage-backed securities (provided that the Fund will not invest more than 10% of its total fixed income assets in interest-only, principal-only or inverse floating rate mortgage-backed securities); (ii) asset-backed securities; and (iii) bank instruments. In addition, the Fund may invest up to 15% of its total fixed income assets in foreign securities payable in United States dollars. For information about these kinds of investments and certain associated risks, see the related headings under "Special Investment Methods," and for information concerning certain risks associated with investing in fixed income securities generally, see "Special Investment Methods -- Fixed Income Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; (v) engage in the lending of portfolio securities;
(vi) in order to attempt to reduce risk, invest in exchange traded put and call options on interest rate futures contracts and on interest rate indices; and
(vii) in order attempt to to reduce risk, write covered call options on interest rate indices. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.



LIMITED VOLATILITY STOCK FUND

OBJECTIVES. Limited Volatility Stock Fund has a primary objective of maximizing total return (capital appreciation plus income) within the constraint of controlling the volatility of the Fund to a level below that of the major market indices such as the S&P 500 and the Dow Jones Industrial Average. In this respect, the Fund seeks to maintain a five year historical performance relative to the S&P 500 at a beta level no greater than .95. A secondary objective of the Fund is to provide current income at a level that exceeds that of the S&P 500.

INVESTMENT POLICIES. Under normal market conditions, Limited Volatility Stock Fund invests a minimum of 80% of its total assets in equity securities (and at least 65% in common stocks) diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. The Adviser's primary considerations when acquiring equity securities for the Fund include their potential for total return as a result of factors such as product development and demand, favorable operating ratios, resources for expansion, management abilities, reasonableness of market price, and favorable overall business prospects, along with the issue's ability to contribute to controlling portfolio volatility. Receipt of dividends or interest will be a secondary, but still important, concern. For example, when equity securities appear to have similar potentials for total return, the Adviser may base its investment decision upon which security has the greater dividend or interest yield. Nevertheless, securities acquired by the Fund are not required to pay dividends or earn interest.

The Fund also may invest up to 20% of its total assets in the aggregate in equity securities of issuers with a market capitalization of less than $500 million and in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.



ASSET ALLOCATION FUND

OBJECTIVE. Asset Allocation Fund has an objective of maximizing total return over the long term by allocating its assets principally among common stocks, bonds, and short-term instruments.

INVESTMENT POLICIES. Asset Allocation Fund allocates its investments principally among (i) common stocks included in the S&P 500, (ii) direct obligations of the United States Treasury, and (iii) short-term instruments. There are no limitations on the proportions in which the Adviser may allocate the Fund's investments among these three classes of assets. The Fund thus is not a "balanced" fund, in that it is not required to allocate its investments in specific proportions or ranges among these asset classes.

The Adviser regularly reviews the Fund's investment allocation and varies the allocation to emphasize the asset class or classes that, in the Adviser's then-current judgment, provide the most favorable total return outlook. There is no limitation on the amount that may be invested in any one asset class, and the Fund may at times be fully invested in a single asset class if the Adviser believes that it offers the most favorable total return outlook.

In making asset allocation decisions, the Adviser utilizes a proprietary quantitative model which predicts future asset class returns based on historical experience using probability theory. By investing in common stocks intended to approximate the total return of the S&P 500, as described below, the Adviser attempts to minimize the risk of individual equity security selection in the common stock class. By limiting the bond class to direct obligations of the United States Treasury, the Adviser attempts to eliminate credit risk from this class.

Within the common stock asset class, the Adviser seeks to produce a total return approximating that of the S&P 500. In order to achieve this result, the Adviser follows the same indexing-based policies for this asset class as are described above under "-- Equity Index Fund -- Investment Policies."

Within the bond asset class, the Fund may invest in any maturity of direct obligations of the United States Treasury. The Adviser thus has discretion in determining the weighted average maturity of the investments within this asset class. For information concerning certain risks associated with investing in fixed income securities generally, see "Special Investment Methods -- Fixed Income Securities."

Within the short-term asset class, the Fund may hold cash or invest in cash items of the kinds described under "Special Investment Methods--Cash Items."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) purchase securities on a when-issued or delayed-delivery basis; (iv) engage in the lending of portfolio securities; (v) in order to attempt to reduce risk, invest in exchange traded put and call options on interest rate futures contracts and on interest rate indices; and (vi) in order to manage allocations among asset classes efficiently, invest in interest rate and stock index futures. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."



EQUITY INCOME FUND

OBJECTIVE. Equity Income Fund has an objective of long-term growth of capital and income.

INVESTMENT POLICIES. Under normal market conditions, Equity Income Fund invests at least 80% of its total assets in equity securities of issuers believed by the Adviser to be characterized by sound management, the ability to finance expected growth and the ability to pay above average dividends.

The Fund invests in equity securities that have relatively high dividend yields and which, in the Adviser's opinion, will result in a relatively stable Fund dividend with a growth rate sufficient to maintain the purchasing power of the income stream. Although the Adviser anticipates that higher yielding equity securities will generally represent the core holdings of the Fund, the Fund may invest in lower yielding but higher growth equity securities to the extent that the Adviser believes such investments are appropriate to achieve portfolio balance. All securities held by the Fund will provide current income consistent with the Fund's investment objective.

The "equity securities" in which the Fund may invest include corporate debt obligations which are convertible into common stock. These convertible debt obligations may include obligations rated at the time of purchase as low as CCC by Standard & Poor's or Caa by Moody's, or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, or which are of comparable quality in the judgment of the Adviser. Debt obligations rated less than BBB by Standard & Poor's or Baa by Moody's are considered to be less than "investment grade" and are sometimes referred to as "junk bonds." Obligations rated CCC by Standard & Poor's or Caa by Moody's are considered to be of poor standing and are predominantly speculative. Descriptions of Standard & Poor's and Moody's rating categories are contained in the Statement of Additional Information. If the rating of an obligation is reduced below the categories set forth above after purchase or is discontinued, the Fund is not required to sell the obligation but may consider doing so.

Purchases of less than investment grade convertible debt obligations are intended to advance the Fund's objective of long-term growth of capital through the "upside" potential of the obligations' conversion features and to advance the Fund's objective of income through receipt of interest payable on the obligations. The Fund will not invest more than 25% of its total assets in convertible debt obligations which are rated less than investment grade or which are of comparable quality in the judgment of the Adviser. For the year ended September 30, 1994, the following weighted average percentages of the Fund's total assets were invested in convertible and nonconvertible debt obligations with the indicated Standard & Poor's ratings or their equivalents: AAA, 0%; AA, 0%; A, 0%; BBB, 6%; BB, 0%; B, 5%; and CCC, 0%.

Debt obligations which are rated less than investment grade generally are subject to greater market fluctuations and greater risk of loss of income and principal due to default by the issuer than are higher-rated obligations. The value of these obligations tends to reflect short-term corporate, economic, interest rate and market developments and investor perceptions of the issuer's credit quality to a greater extent than investment grade obligations. In addition, since the market for these obligations is relatively new and does not have as many participants as the market for higher-rated obligations, it may be more difficult to dispose of or to determine the value of these obligations. In the case of a convertible debt obligation, these risks may be present in a greater degree where the principal amount of the obligation is greater than the current market value of the common stock into which it is convertible.

The Fund also may invest up to 20% of its total assets in fixed income securities of the kinds described under "Special Investment Methods--Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.



DIVERSIFIED GROWTH FUND

OBJECTIVES. Diversified Growth Fund has a primary objective of long-term growth of capital. A secondary objective of the Fund is to provide current income.

INVESTMENT POLICIES. Under normal market conditions, Diversified Growth Fund invests at least 80% of its total assets in equity securities of a diverse group of companies that will provide representation across all economic sectors included in the S&P 500. The Adviser may overweight the Fund's portfolio holdings in sectors that it believes provide above average total return potential and may underweight the Fund's holdings in those sectors that it believes have a lower total return potential. Within a given sector, the Fund's assets are invested in securities of those companies that, in the Adviser's judgment, exhibit a combination of above average growth in revenue and earnings, strong management and sound and improving financial condition.

The Fund also may invest up to 20% of its total assets in fixed income securities of the kinds described under "Special Investment Methods--Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.



EMERGING GROWTH FUND

OBJECTIVE. Emerging Growth Fund has an objective of growth of capital.

INVESTMENT POLICIES. Under normal market conditions, Emerging Growth Fund invests at least 65% of its total assets in equity securities of small-sized companies that exhibit, in the Adviser's opinion, outstanding potential for superior growth. For these purposes, small-sized companies are deemed those with market capitalizations of less than $1 billion. Companies that participate in sectors that are identified by the Adviser as having long-term growth potential generally are expected to make up a substantial portion of the Fund's holdings. These companies often have established a market niche or have developed unique products or technologies that are expected by the Adviser to produce superior growth in revenues and earnings.

The Fund also may invest up to 35% of its total assets in the aggregate in equity securities of issuers with a market capitalization of $1 billion or more and in fixed income securities of the kinds described under "Special Investment Methods -- Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.



REGIONAL EQUITY FUND

OBJECTIVE. Regional Equity Fund has an objective of capital appreciation.

INVESTMENT POLICIES. Regional Equity Fund seeks to achieve its objective by investing, in normal market conditions, at least 65% of its total assets in equity securities of small-sized companies headquartered in Minnesota, North and South Dakota, Montana, Wisconsin, Michigan, Iowa, Nebraska, Colorado and Illinois.

The Adviser anticipates investing primarily in the securities of rapidly growing small-sized companies which generally will have the following characteristics, in the Adviser's opinion: (i) some kind of sustainable uniqueness that will allow the company to grow, (ii) highly skilled management, and (iii) undervaluation by the market. For these purposes, small-sized companies are deemed those with market capitalizations of less than $1 billion.

In addition to the risks associated with investing in smaller-capitalization companies, see "-- Risk Factors--Smaller-Capitalization Companies" below, the Fund's policy of concentrating its equity investments in a geographic region means that it will be subject to adverse economic, political or other developments in that region. Although the region in which the Fund principally invests has a diverse industrial base (including, but not limited to, agriculture, mining, retail, transportation, utilities, heavy and light manufacturing, financial services, insurance, computer technology and medical technology), this industrial base is not as diverse as that of the country as a whole. The Fund therefore may be less diversified by industry and company than other funds with a similar investment objective and no geographic limitation.

The Fund also may invest up to 35% of its total assets in the aggregate in equity securities without regard to the location of the issuer's headquarters or the issuer's market capitalization and in fixed income securities of the kinds described under "Special Investment Methods--Fixed Income Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.



SPECIAL EQUITY FUND

OBJECTIVE. Special Equity Fund has an objective of capital appreciation.

INVESTMENT POLICIES. Under normal market conditions, Special Equity Fund invests at least 65% of its total assets in equity securities. The Fund's policy is to invest in equity securities which the Adviser believes offer the potential for greater than average capital appreciation. The Adviser believes that this policy can best be achieved by investing in the equity securities of companies where fundamental changes are occurring, are likely to occur, or have occurred and where, in the opinion of the Adviser, the changes have not been adequately reflected in the price of the securities and thus are considered by the Adviser to be undervalued.

Undervalued securities may include securities of companies which (i) have been unpopular for some time but where, in the Adviser's opinion, recent developments (such as those listed in the next sentence) suggest the possibility of improved operating results; (ii) have recently experienced marked popularity but which, in the opinion of the Adviser, have temporarily fallen out of favor for reasons that are considered by the Adviser to be non-recurring or short-term; and (iii) appear to the Adviser to be undervalued in relation to popular securities of other companies in the same industry. Typically, but not exclusively, the Adviser will consider investing in undervalued issues in which it sees the possibility of substantially improved market price due to increasing demand for an issuer's products or services, the development of new or improved products or services, the probability of increased operating efficiencies, the elimination of unprofitable products or operations, changes in management or management goals, fundamental changes in the industry in which the issuer operates, new or increased emphasis on research and development, or possible mergers or acquisitions.

In selecting securities judged to be undervalued and in investing in potential "turnaround" situations, the Adviser will be acting on opinions and exercising judgments which may be contrary to those of the majority of investors. These opinions and judgments involve the risks of either (i) a correct judgment by the majority, in which case losses may be incurred or profits may be limited, or
(ii) a long delay before majority recognition of the accuracy of the Adviser's judgment, in which case capital invested by the Fund in an individual security or group of securities may be nonproductive for an extended period.

The Fund also may invest up to 35% of its total assets in fixed income securities of the kinds described under "Special Investment Methods--Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.



TECHNOLOGY FUND

OBJECTIVE. Technology Fund has an objective of long-term growth of capital.

INVESTMENT POLICIES. Under normal market conditions, Technology Fund invests at least 80% of its total assets in equity securities. The Fund anticipates investing in companies which the Adviser believes have, or will develop, products, processes or services that will provide or will benefit significantly from technological advances and improvements. The description of the technology sector is interpreted broadly by the Adviser and may include such products or services as inexpensive computing power, such as personal computers; improved methods of communications, such as satellite transmission; or labor saving machines or instruments, such as computer-aided design equipment. The prime emphasis of the Fund is to identify those companies positioned, in the Adviser's opinion, to benefit from technological advances in areas such as semiconductors, minicomputers and peripheral equipment, scientific instruments, computer software, communications, and future automation trends in both office and factory settings.

The Fund also may invest up to 20% of its total assets in fixed income securities of the kinds described under "Special Investment Methods--Fixed Income Securities."

Subject to the limitations stated above, the Fund may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts. For information about these kinds of investments and certain associated risks, see "Special Investment Methods -- Foreign Securities."

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 25% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; and (v) engage in the lending of portfolio securities. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

For temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items." The Fund also may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal investment.

Technology Fund operates as a non-diversified investment company, as defined in the 1940 Act, but intends to conduct its operations so as to qualify as a regulated investment company for purposes of the Internal Revenue Code of 1986, as amended. Since a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers which will be in the same or related economic sectors, the Fund's portfolio securities may be more susceptible to any single economic, technological or regulatory occurrence than the portfolio securities of diversified investment companies. In addition, competitive pressures may have a significant effect on the financial condition of companies in the technology industry. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continue to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing.



INTERNATIONAL FUND

OBJECTIVE. International Fund has an objective of long-term growth of capital.

INVESTMENT POLICIES. Under normal market conditions, International Fund invests at least 65% of its total assets in an internationally diversified portfolio of equity securities which trade in markets other than the United States. Generally these securities are issued by companies (i) domiciled in countries other than the United States, or (ii) that derive at least 50% of either their revenues or their pre-tax income from activities outside of the United States. The securities in which the Fund invests include common and preferred stock, securities (bonds and preferred stock) convertible into common stock, warrants and securities representing underlying international securities such as American Depositary Receipts and European Depositary Receipts. The Fund also may hold securities of other investment companies (which investments are also subject to the advisory fee) and depositary or custodial receipts representing beneficial interests in any of the foregoing securities.

The Fund may invest in securities of issuers in, but not limited to, Argentina, Australia, Austria, Belgium, Canada, Chile, Columbia, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Israel, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Peru, the Philippines, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, the United Kingdom, and Venezuela. Normally, the Fund will invest at least 65% of its total assets in securities traded in at least three foreign countries, including the countries listed above. It is possible, although not currently anticipated, that up to 35% of the Fund's assets could be invested in United States companies.

In investing the Fund's assets, the Sub-Adviser expects to place primary emphasis on country selection, followed by selection of industries or sectors within or across countries and by selection of individual stocks corresponding to the industries or sectors selected. Investments are expected to be made primarily in developed markets and larger capitalization companies. However, the Fund also may invest in emerging markets where smaller capitalization companies are the norm.

In addition, the Fund may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices; (iii) write covered call options covering up to 50% of the equity securities owned by the Fund; (iv) purchase securities on a when-issued or delayed-delivery basis; (v) engage in the lending of portfolio securities;
(vi) engage in foreign currency transactions; (vii) in order to attempt to reduce risk, purchase put and call options on foreign currencies; (viii) write covered call options on foreign currencies owned by the Fund; and (ix) enter into contracts for the future purchase or delivery of securities, foreign currencies, and indices, purchase or sell options on any such futures contracts and engage in related closing transactions. For information about these investment methods and certain associated risks, see the related headings under "Special Investment Methods."

Under normal market conditions, it is expected that the Fund will be fully invested in equity securities and related hedging instruments (except for short-term investments of cash for liquidity purposes and pending investment). However, for temporary defensive purposes during times of unusual market conditions, the Fund may without limitation hold cash or invest in cash items of the kinds described under "Special Investment Methods -- Cash Items."

International Fund is subject to special risks associated with investing in foreign securities and to declines in net asset value resulting from changes in exchange rates between the United States dollar and foreign currencies. These risks are discussed under "Special Investment Methods--Foreign Securities" and "-- Foreign Currency Transactions" elsewhere here. Because of the special risks associated with foreign investing and the Sub-Adviser's ability to invest substantial portions of the Fund's assets in a small number of countries, the Fund may be subject to greater volatility than most mutual funds which invest principally in domestic securities.



RISKS TO CONSIDER

An investment in any of the Funds involves certain risks in addition to those noted above with respect to particular Funds. These include the following:

EQUITY SECURITIES GENERALLY. Market prices of equity securities generally, and of particular companies' equity securities, frequently are subject to greater volatility than prices of fixed income securities. Market prices of equity securities as a group have dropped dramatically in a short period of time on several occasions in the past, and they may do so again in the future. Each of the Funds is subject to the risk of generally adverse equity markets.

SMALLER-CAPITALIZATION COMPANIES. Emerging Growth Fund and Regional Equity Fund emphasize investments in companies with relatively small market capitalizations, and the remaining Funds (excluding Equity Index Fund and Asset Allocation Fund) are permitted to invest in equity securities of such companies. The equity securities of smaller-capitalization companies frequently have experienced greater price volatility in the past than those of larger-capitalization companies, and they may be expected to do so in the future. To the extent that the Funds invest in smaller-capitalization companies, they are subject to this risk of greater volatility.

ACTIVE MANAGEMENT. All of the Funds other than Equity Index Fund are actively managed to a greater or lesser degree by the Adviser or, in the case of International Fund, the Sub-Adviser. The performance of these Funds therefore will reflect in part the ability of the Adviser or Sub-Adviser to select securities which are suited to achieving the Funds' investment objectives. Due to their active management, these Funds could underperform other mutual funds with similar investment objectives or the market generally.

OTHER. Investors also should review "Special Investment Methods" for information concerning risks associated with certain investment techniques which may be utilized by the Funds.



MANAGEMENT

The Board of Directors of FAIF has the primary responsibility for overseeing the overall management and electing the officers of FAIF. Subject to the overall direction and supervision of the Board of Directors, the Adviser acts as investment adviser for and manages the investment portfolios of FAIF.


INVESTMENT ADVISER

First Bank National Association, 601 Second Avenue South, Minneapolis, Minnesota 55480, is the Funds' investment adviser. The Adviser has acted as an investment adviser to FAIF since its inception in 1987 and has acted as investment adviser to First American Funds, Inc. since 1982. As of December 31, 1994, the Adviser was managing accounts with an aggregate value of over $23 billion. First Bank System, Inc., 601 Second Avenue South, Minneapolis, Minnesota 55480, is the holding company for the Adviser.

Each of the Funds other than International Fund has agreed to pay the Adviser monthly fees calculated on an annual basis equal to 0.70% of its average daily net assets. International Fund pays the Adviser a monthly fee calculated on the same basis equal to 1.25% of its average daily net assets, out of which the Adviser pays the Sub-Adviser's fee. The Adviser may, at its option, waive any or all of its fees, or reimburse expenses, with respect to any Fund from time to time. Any such waiver or reimbursement is voluntary and may be discontinued at any time. The Adviser also may absorb or reimburse expenses of the Funds from time to time, in its discretion, while retaining the ability to be reimbursed by the Funds for such amounts prior to the end of the fiscal year. This practice would have the effect of lowering a Fund's overall expense ratio and of increasing yield to investors, or the converse, at the time such amounts are absorbed or reimbursed, as the case may be.

While the advisory fee payable to the Adviser with respect to International Fund is higher than the advisory fee paid by most mutual funds, the Adviser believes it is comparable to that paid by many funds having similar investment objectives and policies.

The Glass-Steagall Act generally prohibits banks from engaging in the business of underwriting, selling or distributing securities and from being affiliated with companies principally engaged in those activities. In addition, administrative and judicial interpretations of the Glass-Steagall Act prohibit bank holding companies and their bank and nonbank subsidiaries from organizing, sponsoring or controlling registered open-end investment companies that are continuously engaged in distributing their shares. Bank holding companies and their bank and nonbank subsidiaries may serve, however, as investment advisers to registered investment companies, subject to a number of terms and conditions.

Although the scope of the prohibitions and limitations imposed by the Glass-Steagall Act has not been fully defined by the courts or the appropriate regulatory agencies, the Funds have received an opinion from their counsel that the Adviser is not prohibited from performing the investment advisory services described above. In the event of changes in federal or state statutes or regulations or judicial and administrative interpretations or decisions pertaining to permissible activities of bank holding companies and their bank and nonbank subsidiaries, the Adviser might be prohibited from continuing these arrangements. In that event, it is expected that the Board of Directors would make other arrangements and that shareholders would not suffer adverse financial consequences.


SUB-ADVISER TO INTERNATIONAL FUND

Marvin & Palmer Associates, Inc., 1201 North Market Street, Suite 2300, Wilmington, Delaware 19801, is Sub-Adviser to International Fund under an agreement with the Adviser (the "Sub-Advisory Agreement"). The Sub-Adviser is responsible for the investment and reinvestment of International Fund's assets and the placement of brokerage transactions in connection therewith. For its services under the Sub-Advisory Agreement, the Sub-Adviser is paid a monthly fee by the Adviser calculated on an annual basis equal to 0.75% of the first $100 million of International Fund's average daily net assets, 0.70% of the second $100 million of International Fund's average daily net assets, 0.65% of the third $100 million of International Fund's average daily net assets, and 0.60% of International Fund's average daily net assets in excess of $300 million.

The Sub-Adviser, a privately held company, was founded in 1986 by David F. Marvin and Stanley Palmer. The stock of the Sub-Adviser is owned by Mr. Marvin, Mr. Palmer and 23 other holders. The Sub-Adviser is engaged in the management of global, non-United States and emerging markets equity portfolios for institutional accounts. Although the Sub-Adviser has not previously acted as adviser or sub-adviser for a registered investment company, at September 30, 1994, the Sub-Adviser managed a total of $2.8 billion in investments for 47 institutional investors.



PORTFOLIO MANAGERS

JAMES DOAK is the portfolio manager for Stock Fund. Jim joined the Adviser in 1982 after serving for two years as vice president of INA Capital Advisors and ten years as Vice President of Loomis-Sayles & Co. He has managed assets for individual and institutional clients, specializing in equity investments, and has served as the analyst and portfolio manager for Stock Fund since its inception in December 1987. Jim received his bachelor's degree from Brown University and his master's degree in business administration from the Wharton School of Business. He is a Chartered Financial Analyst.

JAMES S. ROVNER is the portfolio manager for Equity Index Fund and Balanced Fund. Jim joined the Adviser in 1986 and is a member of its Equity Group. This group of analysts together selects equity issues to be included in certain FAIF equity and balanced funds. Jim has managed assets for institutional and individual clients for over 15 years, specializing in equity and balanced investment strategies. He has served as portfolio manager and analyst for Equity Index Fund and Balanced Fund since their inceptions in December 1992. Jim received his bachelor's degree and his master's degree in business administration from the University of Wisconsin. He is a Chartered Financial Analyst.

JOHN G. ADAMS is portfolio co-manager for Limited Volatility Stock Fund and Vice President/Director of Research for the Colorado Trust Investment Group. John joined the Adviser in 1981, after serving for two years as a securities analyst for Piper Jaffray Incorporated and for seven years as securities analyst and portfolio manager for Northwestern National Bank's Trust Investment division. John received his bachelor's degree from the University of Minnesota. He is a Chartered Financial Analyst.

MICHAEL W. KELLOGG is portfolio co-manager for Limited Volatility Stock Fund. He is also Senior Managing Director of the Adviser and Executive Vice President of the Trust Investment Group in Colorado. Michael joined the Adviser in 1986 after serving as a partner in an Omaha investment advisory firm and a portfolio manager for Norwest Capital Management. He received his bachelor's degree from Hastings College.

CORI B. JOHNSON is the portfolio manager for Asset Allocation Fund. Cori has been managing assets using quantitative analysis techniques since 1992. She joined the Adviser in 1991 as a securities analyst. Cori received her bachelor's degree from Concordia College and her master's degree in business administration from the University of Minnesota. She is a Chartered Financial Analyst.

GERALD C. BREN is portfolio co-manager for Equity Income Fund, Diversified Growth Fund and Technology Fund and is the portfolio manager for Emerging Growth Fund. Gerald joined the Adviser in 1972 as an investment analyst and has been the Adviser's Manager of Equity Investments since 1986. Gerald received his master's degree in business administration from the University of Chicago in 1972 and his Chartered Financial Analyst certification in 1977. He is a Chartered Financial Analyst.

ALBIN S. DUBIAK is portfolio co-manager for Equity Income Fund, Diversified Growth Fund and Emerging Growth Fund. Al began his investment career as a security trader with The First National Bank of Chicago in 1963 before joining the Adviser as an investment analyst in 1969. Since 1988, he has been the Director of Investment Research and Fund Management. Al received his bachelor's degree from Indiana University in 1962 and his master's degree in business administration from the University of Arizona in 1969.

RICHARD J. RINKOFF is the portfolio manager for Regional Equity Fund. Rick joined the Adviser in 1977 after serving as an investment officer for two years for Pittsburgh National Bank. Since then, he has managed assets for individuals and institutional clients of the Adviser, specializing in managing investments in regional equities. He has served as portfolio manager for the regional fund management style since 1981. Rick received his bachelor's degree in mathematics and his master's degree in business from Carnegie-Mellon University. He is a Chartered Financial Analyst.

LAWRENCE C. SMITH is the portfolio manager for Special Equity Fund. Larry joined the Adviser in 1973 after serving as a securities analyst for three years at Paine Webber and one year at Royal Globe Insurance. He has over 25 years in the investment business and has managed portfolios in this style for over 10 years. Larry received his bachelor's degree from Bowdoin College and his master's degree in business administration from Columbia Business School.

ROLAND P. WHITCOMB is portfolio co-manager for Technology Fund. Roland joined the Adviser in 1986 after serving as an account executive with Smith Barney & Co. since 1979. He received his bachelor's degree from the University of Chicago and is a Chartered Financial Analyst.

RICHARD W. JENSEN of the Adviser supervises and monitors the performance of the Sub-Adviser with respect to International Fund. He is Senior Managing Director and a portfolio manager with the Adviser, having joined it in 1967. Prior to that time he was employed by Merrill Lynch, Pierce, Fenner & Smith and Irving Trust Company. He received his bachelor's degree from the University of Minnesota and is a Chartered Financial Analyst.

A committee comprised of the following five individuals shares the management of International Fund on behalf of the Sub-Adviser:

DAVID F. MARVIN is Chairman of the Sub-Adviser and founded the firm together with Mr. Palmer in 1986. Before founding the Sub-Adviser, Mr. Marvin was Vice President in charge of DuPont Corporation's $10 billion internally-managed pension fund. Prior to that Mr. Marvin was Associate Portfolio Manager, and then Head Portfolio Manager, for Investors Diversified Services' IDS Stock Fund. Mr. Marvin started in the investment business in 1965 as a securities analyst for Chicago Title & Trust. He received his bachelor's degree from the University of Illinois and his master's degree in business administration from Northwestern University. He is a Chartered Financial Analyst and a member of the Financial Analysts Federation.

STANLEY PALMER is President of the Sub-Adviser and co-founder of the firm. Mr. Palmer was Equity Portfolio Manager for DuPont Corporation from 1978 through 1986, an analyst and portfolio manager at Investors Diversified Services from 1971 through 1978, and an analyst at Harris Trust & Savings Bank from 1964 through 1971. He received his bachelor's degree from Gustavus Adolphus College and his master's degree in business administration from the University of Iowa. He is a Chartered Financial Analyst and a member of the Financial Analysts Federation.

TERRY B. MASON is a Vice President and Portfolio Manager of the Sub-Adviser. Before joining the Sub-Adviser, Mr. Mason was employed for 14 years by DuPont Corporation, the last five as international equity analyst and international trader. He received his bachelor's degree from Glassboro State College and his master's degree in business administration from Widener University.

JAY F. MIDDLETON is a portfolio manager for the Sub-Adviser and joined the firm in 1989. He received his bachelor's degree from Wesleyan University.

TODD D. MARVIN is a portfolio manager for the Sub-Adviser and joined the firm in 1991. Before joining the Sub-Adviser, Mr. Marvin was employed by Oppenheimer & Company as an analyst in investment banking. Mr. Marvin received his bachelor's degree from Wesleyan University.


CUSTODIAN

The custodian of the Funds' assets is First Trust National Association (the "Custodian"), First Trust Center, 180 East Fifth Street, St. Paul, Minnesota 55101. The Custodian is a subsidiary of First Bank System, Inc., which also controls the Adviser.

As compensation for its services to Stock Fund, Equity Index Fund, Balanced Fund, Asset Allocation Fund, Regional Equity Fund, and Special Equity Fund, the Custodian is paid the following fees: (i) an annual administration fee of $750 per Fund; (ii) an issue held fee, computed as of the end of each month, at the annual rate of $30 per securities issue held by each Fund; (iii) transaction fees, consisting of (a) a securities buy/sell/maturity fee of $15 per each such transaction, and (b) a payment received fee of $12 for each principal pay down payment received on collateralized mortgage pass-through instruments; (iv) a wire transfer fee of $10 per transaction; (v) a cash management fee, for "sweeping" cash into overnight investments, at an annual rate of 0.25% of the amounts so invested; and (vi) a remittance fee, for payment of each Fund's expenses, of $3.50 per each check drawn for such remittances. The Custodian is paid monthly fees equal to 0.03% of the average daily net assets of Limited Volatility Stock Fund, Equity Income Fund, Diversified Growth Fund, Emerging Growth Fund, and Technology Fund and 0.25% of the average daily net assets of International Fund. Sub-custodian fees with respect to International Fund are paid by the Custodian out of this amount. In addition, the Custodian is reimbursed for its out-of-pocket expenses incurred while providing its services to the Funds.

Rules adopted under the 1940 Act permit International Fund to maintain its securities and cash in the custody of certain eligible foreign banks and depositories. International Fund's portfolio of non-United States securities are held by sub-custodians which are approved by the directors of FAIF in accordance with these rules. This determination is made pursuant to these rules following a consideration of a number of factors including, but not limited to, the reliability and financial stability of the institution; the ability of the institution to perform custodian services for International Fund; the reputation of the institution in its national market; the political and economic stability of the country in which the institution is located; and the risks of potential nationalization or expropriation of International Fund's assets.


ADMINISTRATOR

The administrator for the Funds is SEI Financial Management Corporation (the "Administrator"), 680 East Swedesford Road, Wayne, Pennsylvania 19087. The Administrator, a wholly-owned subsidiary of SEI Corporation, provides the Funds with certain administrative services necessary to operate the Funds. These services include shareholder servicing and certain accounting and other services. The Administrator provides these services for a fee calculated at an annual rate of 0.12% of each Fund's average daily net assets, subject to a minimum administrative fee during each fiscal year of $50,000 per Fund; provided, that to the extent that the aggregate net assets of all First American funds exceed $8 billion, the percentage stated above is reduced to 0.105%. From time to time, the Administrator may voluntarily waive its fees or reimburse expenses with respect to any of the Funds. Any such waivers or reimbursements may be made at the Administrator's discretion and may be terminated at any time.


TRANSFER AGENT

Supervised Service Company (the "Transfer Agent") serves as the transfer agent and dividend disbursing agent for the Funds. The address of the Transfer Agent is 811 Main Street, Kansas City, Missouri 64105. The Transfer Agent is not affiliated with the Distributor, the Administrator or the Adviser.


DISTRIBUTOR

SEI Financial Services Company is the principal distributor for shares of the Funds and of the other FAIF Funds. The Distributor is a Pennsylvania corporation and is the principal distributor for a number of investment companies. The Distributor is a wholly-owned subsidiary of SEI Corporation and is located at 680 East Swedesford Road, Wayne, Pennsylvania 19087. The Distributor is not affiliated with the Adviser, First Bank System, Inc., the Custodian or their respective affiliates.

The Distributor, the Administrator and the Adviser may in their discretion use their own assets to pay for certain costs of distributing Fund shares. They also may discontinue any payment of such costs at any time.



PURCHASES AND REDEMPTIONS OF SHARES



SHARE PURCHASES AND REDEMPTIONS

Shares of the Funds are sold and redeemed on days on which the New York Stock Exchange is open for business ("Business Days").

Payment for shares can be made only by wire transfer. Wire transfers of federal funds for share purchases should be sent to First Bank National Association, Minneapolis, Minnesota, ABA Number 091000022; For Credit to: Supervised Service
Company: Account Number 6023458026; For Further Credit To: (Investor Name and Fund Name). Shares cannot be purchased by Federal Reserve wire on days on which the New York Stock Exchange is closed and on Federal holidays upon which wire transfers are restricted. Purchase orders will be effective and eligible to receive dividends declared the same day if the Transfer Agent receives an order before 3:00 p.m. Central time and the Custodian receives Federal funds before the close of business that day. Otherwise, the purchase order will be effective the next Business Day. The net asset value per share is calculated as of 3:00 p.m. Central time each Business Day. The Funds reserve the right to reject a purchase order.

The Funds are required to redeem for cash all full and fractional shares of the Funds. Redemption orders may be made any time before 3:00 p.m. Central time in order to receive that day's redemption price. For redemption orders received before 3:00 p.m. Central time, payment will ordinarily be made the same day by transfer of Federal funds, but payment may be made up to 7 days later.


WHAT SHARES COST

Class C Shares of the Funds are sold and redeemed at net asset value. The net asset value per share is determined as of the earlier of the close of the New York Stock Exchange or 3:00 p.m. Central time on each day the New York Stock Exchange is open for business, provided that net asset value need not be determined on days when no Fund shares are tendered for redemption and no order for that Fund's shares is received and on days on which changes in the value of portfolio securities will not materially affect the current net asset value of the Fund's shares. The price per share for purchases or redemptions is such value next computed after the Transfer Agent receives the purchase order or redemption request. In the case of redemptions and repurchases of shares owned by corporations, trusts or estates, the Transfer Agent may require additional documents to evidence appropriate authority in order to effect the redemption, and the applicable price will be that next determined following the receipt of the required documentation.

DETERMINING NET ASSET VALUE. The net asset value per share for each of the Funds is determined by dividing the value of the securities owned by the Fund plus any cash and other assets (including interest accrued and dividends declared but not collected), less all liabilities, by the number of Fund shares outstanding. For the purpose of determining the aggregate net assets of the Funds, cash and receivables will be valued at their face amounts. Interest will be recorded as accrued and dividends will be recorded on the ex-dividend date. Securities traded on a national securities exchange or on the NASDAQ National Market System are valued at the last reported sale price that day. Securities traded on a national securities exchange or on the NASDAQ National Market System for which there were no sales on that day, and securities traded on other over-the-counter markets for which market quotations are readily available, are valued at the mean between the bid and asked prices.

Portfolio securities underlying actively traded options are valued at their market price as determined above. The current market value of any exchange traded option held or written by a Fund is its last sales price on the exchange prior to the time when assets are valued, unless the bid price is higher or the asked price is lower, in which event the bid or asked price is used. In the absence of any sales that day, options will be valued at the mean between the current closing bid and asked prices.

Short-term securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost. Securities and other assets for which market prices are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors. Subject to the use of reliable market quotations for actively traded securities, fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of the securities. Pricing services generally take into account institutional size trading in similar groups of securities. The pricing service and valuation procedures are reviewed and subject to approval by the Board of Directors.

Although the methodology and procedures for determining net asset value are identical for all classes of shares, the net asset value per share of different classes of shares of the same Fund may differ because of the distribution expenses charged to Class A and Class B Shares.

FOREIGN SECURITIES. Any assets or liabilities of the Funds initially expressed in terms of foreign currencies are translated into United States dollars using current exchange rates. Trading in securities on foreign markets may be completed before the close of business on each business day of the Funds. Thus, the calculation of the Funds' net asset value may not take place contemporaneously with the determination of the prices of foreign securities held in the Funds' portfolios. If events materially affecting the value of foreign securities occur between the time when their price is determined and the time when the Funds' net asset value is calculated, such securities will be valued at fair value as determined in good faith by or under the direction of the Board of Directors. In addition, trading in securities on foreign markets may not take place on all days on which the New York Stock Exchange is open for business or may take place on days on which the Exchange is not open for business. Therefore, the net asset value of a Fund which holds foreign securities might be significantly affected on days when an investor has no access to the Fund.


EXCHANGING SECURITIES FOR FUND SHARES

A Fund may accept securities in exchange for Fund shares. A Fund will allow such exchanges only upon the prior approval by the Fund and a determination by the Fund and the Adviser that the securities to be exchanged are acceptable. Securities accepted by a Fund will be valued in the same manner that a Fund values its assets. The basis of the exchange will depend upon the net asset value of Fund shares on the day the securities are valued.


CERTIFICATES AND CONFIRMATIONS

The Transfer Agent maintains a share account for each shareholder. Share certificates will not be issued by the Funds.

Confirmations of each purchase and redemption are sent to each shareholder. In addition, monthly confirmations are sent to report all transactions and dividends paid during that month for the Funds.


DIVIDENDS AND DISTRIBUTIONS

Dividends are declared and paid monthly with respect to Stock Fund, Equity Index Fund, Balanced Fund, Limited Volatility Stock Fund, Asset Allocation Fund, Equity Income Fund, Diversified Growth Fund, and Special Equity Fund, to all shareholders of record on the record date. Dividends are declared paid quarterly with respect to Emerging Growth Fund, Regional Equity Fund and Technology Fund, and annually with respect to International Fund. Distributions of any net realized long-term capital gains will be made at least once every 12 months. Dividends and distributions are automatically reinvested in additional shares of the Fund paying the dividend on payment dates at the ex-dividend date net asset value without a sales charge, unless shareholders request cash payments on the new account form or by writing to the Fund.

All shareholders on the record date are entitled to the dividend. If shares are purchased before a record date for a dividend or a distribution of capital gains, a shareholder will pay the full price for the shares and will receive some portion of the purchase price back as a taxable dividend or distribution (to the extent, if any, that the dividend or distribution is otherwise taxable to holders of Fund shares). If shares are redeemed or exchanged before the record date for a dividend or distribution or are purchased after the record date, those shares are not entitled to the dividend or distribution.

The amount of dividends payable on Class C Shares generally will be more than the dividends payable on Class A or Class B Shares because of the distribution expenses charged to Class A and Class B Shares.


EXCHANGE PRIVILEGE

Shareholders may exchange Class C Shares of a Fund for currently available Class C Shares of the other FAIF Funds or of other funds in the First American family at net asset value. Exchanges of shares among the FAIF Funds must meet any applicable minimum investment of the fund for which shares are being exchanged.

The ability to exchange shares of the Funds does not constitute an offering or recommendation of shares of one fund by another fund. This privilege is available to shareholders resident in any state in which the fund shares being acquired may be sold. An investor who is considering acquiring shares in another First American fund pursuant to the exchange privilege should obtain and carefully read a prospectus of the fund to be acquired. Exchanges may be accomplished by a written request, or by telephone if a preauthorized exchange authorization is on file with the Transfer Agent, shareholder servicing agent, or financial institution. Neither the Transfer Agent nor any Fund will be responsible for the authenticity of exchange instructions received by telephone if it reasonably believes those instructions to be genuine. The Funds and the Transfer Agent will each employ reasonable procedures to confirm that telephone instructions are genuine, and they may be liable for losses resulting from unauthorized or fraudulent telephone instructions if they do not employ these procedures. These procedures may include taping of telephone conversations.

Shares of a class in which an investor is no longer eligible to participate may be exchanged for shares of a class in which that investor is eligible to participate. An example of this kind of exchange would be a situation in which Class C Shares of a Fund held by a financial institution in a trust or agency capacity for one or more individual beneficiaries are exchanged for Class A Shares of that Fund and distributed to the individual beneficiaries.



FEDERAL INCOME TAXES

Each Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), during its current taxable year in order to be relieved of payment of federal income taxes on amounts of taxable income it distributes to shareholders.

Dividends paid from each Fund's net investment income and net short-term capital gains will be taxable to shareholders as ordinary income, whether or not the shareholder elects to have such dividends automatically reinvested in additional shares. Dividends paid by the Funds attributable to investments in the securities of foreign issuers will not be eligible for the 70% deduction for dividends received by corporations. Dividends paid from the net capital gains of each Fund and designated as capital gain dividends will be taxable to shareholders as long-term capital gains, regardless of the length of time for which they have held their shares in the Fund.

Gain or loss realized upon the sale of shares in the Fund will be treated as capital gain or loss, provided that the shares represented a capital asset in the hands of the shareholder. Such gain or loss will be long-term gain or loss if the shares were held for more than one year.

International Fund may be required to pay withholding and other taxes imposed by foreign countries, generally at rates from 10% to 40%, which would reduce the Fund's investment income. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If at the end of International Fund's taxable year more than 50% of its total assets consist of securities of foreign corporations, it will be eligible to file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to include their respective pro rata portions of such foreign taxes in gross income, treat such amounts as foreign taxes paid by them, and deduct such amounts in computing their taxable income or, alternatively, use them as foreign tax credits against their federal income taxes. If such an election is filed for a year, International Fund shareholders will be notified of the amounts which they may deduct as foreign taxes paid or use as foreign tax credits.

Alternatively, if the amount of foreign taxes paid by International Fund is not large enough to warrant its making the election described above, the Fund may claim the amount of foreign taxes paid as a deduction against its own gross income. In that case, shareholders would not be required to include any amount of foreign taxes paid by the Fund in their income and would not be permitted either to deduct any portion of foreign taxes from their own income or to claim any amount of foreign tax credit for taxes paid by the Fund.

This is a general summary of the federal tax laws applicable to the Funds and their shareholders as of the date of this Prospectus. See the Statement of Additional Information for further details. Before investing in the Funds, an investor should consult his or her tax adviser about the consequences of state and local tax laws.



FUND SHARES

Each share of a Fund is fully paid, nonassessable, and transferable. Shares may be issued as either full or fractional shares. Fractional shares have pro rata the same rights and privileges as full shares. Shares of the Funds have no preemptive or conversion rights.

Each share of a Fund has one vote. On some issues, such as the election of directors, all shares of all FAIF Funds vote together as one series. The shares do not have cumulative voting rights. Consequently, the holders of more than 50% of the shares voting for the election of directors are able to elect all of the directors if they choose to do so. On issues affecting only a particular Fund or Class, the shares of that Fund or Class will vote as a separate series. Examples of such issues would be proposals to alter a fundamental investment restriction pertaining to a Fund or to approve, disapprove or alter a distribution plan pertaining to a Class.

Under the laws of the State of Maryland and FAIF's Articles of Incorporation, FAIF is not required to hold shareholder meetings unless they (i) are required by the 1940 Act, or (ii) are requested in writing by the holders of 25% or more of the outstanding shares of FAIF.



CALCULATION OF PERFORMANCE DATA

From time to time, any of the Funds may advertise information regarding its performance. Each Fund may publish its "yield," its "cumulative total return," its "average annual total return" and its "distribution rate." Distribution rates may only be used in connection with sales literature and shareholder communications preceded or accompanied by a Prospectus. Each of these performance figures is based upon historical results and is not intended to indicate future performance, and, except for "distribution rate," is standardized in accordance with Securities and Exchange Commission ("SEC") regulations.

"Yield" for the Funds is computed by dividing the net investment income per share (as defined in applicable SEC regulations) earned during a 30-day period (which period will be stated in the advertisement) by the maximum offering price per share on the last day of the period. Yield is an annualized figure, in that it assumes that the same level of net investment income is generated over a one year period. The yield formula annualizes net investment income by providing for semi-annual compounding.

"Total return" is based on the overall dollar or percentage change in value of a hypothetical investment in a Fund assuming reinvestment of dividend distributions and deduction of all charges and expenses, including, as applicable, the maximum sales charge imposed on Class A Shares or the contingent deferred sales charge imposed on Class B Shares redeemed at the end of the specified period covered by the total return figure. "Cumulative total return" reflects a Fund's performance over a stated period of time. "Average annual total return" reflects the hypothetical annually compounded rate that would have produced the same cumulative total return if performance had been constant over the entire period. Because average annual returns tend to smooth out variations in a Fund's performance, they are not the same as actual year-by-year results. As a supplement to total return computations, a Fund may also publish "total investment return" computations which do not assume deduction of the maximum sales charge imposed on Class A Shares or the contingent deferred sales charge imposed on Class B Shares.

"Distribution rate" is determined by dividing the income dividends per share for a stated period by the maximum offering price per share on the last day of the period. All distribution rates published for the Funds are measures of the level of income dividends distributed during a specified period. Thus, these rates differ from yield (which measures income actually earned by a Fund) and total return (which measures actual income, plus realized and unrealized gains or losses of a Fund's investments). Consequently, distribution rates alone should not be considered complete measures of performance.

The performance of the Class C Shares of a Fund will normally be higher than for the Class A and Class B Shares because Class C Shares are not subject to the sales charges and distribution expenses applicable to Class A and Class B Shares.

In reports or other communications to shareholders and in advertising material, the performance of each Fund may be compared to recognized unmanaged indices or averages of the performance of similar securities. Also, the performance of each Fund may be compared to that of other funds of similar size and objectives as listed in the rankings prepared by Lipper Analytical Services, Inc. or similar independent mutual fund rating services, and each Fund may include in such reports, communications and advertising material evaluations published by nationally recognized independent ranking services and publications. For further information regarding the Funds' performance, see "Fund Performance" in the Statement of Additional Information.



SPECIAL INVESTMENT METHODS

This section provides additional information concerning the securities in which the Funds may invest and related topics. Further information concerning these matters is contained in the Statement of Additional Information.


CASH ITEMS

The "cash items" in which the Funds may invest, as described under "Investment Objectives and Policies," include short-term obligations such as rated commercial paper and variable amount master demand notes; United States dollar-denominated time and savings and time deposits (including certificates of deposit); bankers acceptances; obligations of the United States Government or its agencies or instrumentalities; repurchase agreements collateralized by eligible investments of a Fund; securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less (which investments also are subject to the advisory fee); and other similar high-quality short-term United States dollar-denominated obligations.


REPURCHASE AGREEMENTS

Each of the Funds may enter into repurchase agreements. A repurchase agreement involves the purchase by a Fund of securities with the agreement that after a stated period of time, the original seller will buy back the same securities ("collateral") at a predetermined price or yield. Repurchase agreements involve certain risks not associated with direct investments in securities. If the original seller defaults on its obligation to repurchase as a result of its bankruptcy or otherwise, the purchasing Fund will seek to sell the collateral, which could involve costs or delays. Although collateral (which may consist of any fixed income security which is an eligible investment for the Fund entering into the repurchase agreement) will at all times be maintained in an amount equal to the repurchase price under the agreement (including accrued interest), a Fund would suffer a loss if the proceeds from the sale of the collateral were less than the agreed-upon repurchase price. The Adviser or, in the case of International Fund, the Sub-Adviser will monitor the creditworthiness of the firms with which the Funds enter into repurchase agreements.


WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS

Each of the Funds (excluding Equity Index Fund) may purchase securities on a when-issued or delayed-delivery basis. When such a transaction is negotiated, the purchase price is fixed at the time the purchase commitment is entered, but delivery of and payment for the securities take place at a later date. A Fund will not accrue income with respect to securities purchased on a when-issued or delayed-delivery basis prior to their stated delivery date. Pending delivery of the securities, each Fund will maintain in a segregated account cash or liquid high-grade securities in an amount sufficient to meet its purchase commitments.

The purchase of securities on a when-issued or delayed-delivery basis exposes a Fund to risk because the securities may decrease in value prior to delivery. In addition, a Fund's purchase of securities on a when-issued or delayed-delivery basis while remaining substantially fully invested could increase the amount of the Fund's total assets that are subject to market risk, resulting in increased sensitivity of net asset value to changes in market prices. However, the Funds will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with their investment objectives, and not for the purpose of investment leverage. A seller's failure to deliver securities to a Fund could prevent the Fund from realizing a price or yield considered to be advantageous.


LENDING OF PORTFOLIO SECURITIES

In order to generate additional income, each of the Funds (excluding Equity Index Fund) may lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities. As with other extensions of credit, there may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, the Funds will only enter into loan arrangements with broker-dealers, banks, or other institutions which the Adviser or, in the case of International Fund, the Sub-Adviser has determined are creditworthy under guidelines established by the Board of Directors. In these loan arrangements, the Funds will receive collateral in the form of cash, United States Government securities or other high-grade debt obligations equal to at least 100% of the value of the securities loaned. Collateral is marked to market daily. The Funds will pay a portion of the income earned on the lending transaction to the placing broker and may pay administrative and custodial fees in connection with these loans.

OPTIONS TRANSACTIONS

PURCHASES OF PUT AND CALL OPTIONS. The Funds may purchase put and call options to the extent specified with respect to particular Funds under "Investment Objectives and Policies." These transactions will be undertaken only for the purpose of reducing risk to the Funds; that is, for "hedging" purposes. Depending on the Fund, these transactions may include the purchase of put and call options on equity securities, on stock indices, on interest rate indices, or (only in the case of International Fund) on foreign currencies. Options on futures contracts are discussed below under "Futures and Options on Futures."

A put option on a security gives the purchaser of the option the right (but not the obligation) to sell, and the writer of the option the obligation to buy, the underlying security at a stated price (the "exercise price") at any time before the option expires. A call option on a security gives the purchaser the right (but not the obligation) to buy, and the writer the obligation to sell, the underlying security at the exercise price at any time before the option expires. The purchase price for a put or call option is the "premium" paid by the purchaser for the right to sell or buy.

Options on indices are similar to options on securities except that, rather than the right to take or make delivery of a specific security at a stated price, an option on an index gives the holder the right to receive, upon exercise of the option, a defined amount of cash if the closing value of the index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

None of the Funds other than International Fund will invest more than 5% of the value of its total assets in purchased options, provided that options which are "in the money" at the time of purchase may be excluded from this 5% limitation. A call option is "in the money" if the exercise price is lower than the current market price of the underlying security or index, and a put option is "in the money" if the exercise price is higher than the current market price. A Fund's loss exposure in purchasing an option is limited to the sum of the premium paid and the commission or other transaction expenses associated with acquiring the option.

The use of purchased put and call options involves certain risks. These include the risk of an imperfect correlation between market prices of securities held by a Fund and the prices of options, and the risk of limited liquidity in the event that a Fund seeks to close out an options position before expiration by entering into an offsetting transaction.

WRITING OF COVERED CALL OPTIONS. The Funds may write (sell) covered call options to the extent specified with respect to particular Funds under "Investment Objectives and Policies." These transactions would be undertaken principally to produce additional income. Depending on the Fund, these transactions may include the writing of covered call options on equity securities or (only in the case of International Fund) on foreign currencies which a Fund owns or has the right to acquire or on interest rate indices.

When a Fund sells a covered call option, it is paid a premium by the purchaser. If the market price of the security covered by the option does not increase above the exercise price before the option expires, the option generally will expire without being exercised, and the Fund will retain both the premium paid for the option and the security. If the market price of the security covered by the option does increase above the exercise price before the option expires, however, the option is likely to be exercised by the purchaser. In that case the Fund will be required to sell the security at the exercise price, and it will not realize the benefit of increases in the market price of the security above the exercise price of the option.


FUTURES AND OPTIONS ON FUTURES

Equity Index Fund, Balanced Fund, Asset Allocation Fund and International Fund may engage in futures transactions and purchase options on futures to the extent specified with under "Investment Objectives and Policies." Depending on the Fund, these transactions may include the purchase of stock index futures and options on stock index futures, and the purchase of interest rate futures and options on interest rate futures. In addition, International Fund may enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, or foreign currency.

A futures contract on a security obligates one party to purchase, and the other to sell, a specified security at a specified price on a date certain in the future. A futures contract on an index obligates the seller to deliver, and entitles the purchaser to receive, an amount of cash equal to a specific dollar amount times the difference between the value of the index at the expiration date of the contract and the index value specified in the contract. The acquisition of put and call options on futures contracts will, respectively, give a Fund the right (but not the obligation), for a specified exercise price, to sell or to purchase the underlying futures contract at any time during the option period.

A Fund may use futures contracts and options on futures in an effort to hedge against market risks and, in the case of International Fund, as part of its management of foreign currency transactions. In addition, Equity Index Fund may use stock index futures and options on futures to maintain sufficient liquidity to meet redemption requests, to increase the level of Fund assets devoted to replicating the composition of the S&P 500, and to reduce transaction costs.

Aggregate initial margin deposits for futures contracts, and premiums paid for related options, may not exceed 5% of a Fund's total assets, and the value of securities that are the subject of such futures and options (both for receipt and delivery) may not exceed 1/3 of the market value of a Fund's total assets. Futures transactions will be limited to the extent necessary to maintain each Fund's qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended.

Futures transactions involve brokerage costs and require a Fund to segregate assets to cover contracts that would require it to purchase securities or currencies. A Fund may lose the expected benefit of futures transactions if interest rates, exchange rates or securities prices move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Fund had not entered into any futures transactions. In addition, the value of a Fund's futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities or foreign currencies, limiting the Fund's ability to hedge effectively against interest rate, exchange rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.


FIXED INCOME SECURITIES

The fixed income securities in which Stock Fund, Limited Volatility Stock Fund, Equity Income Fund, Diversified Growth Fund, Emerging Growth Fund, Regional Equity Fund, Special Equity Fund, and Technology Fund may invest include securities issued or guaranteed by the United States Government or its agencies or instrumentalities, nonconvertible preferred stocks, nonconvertible corporate debt securities, and short-term obligations of the kinds described above under "-- Cash Items." Investments in nonconvertible preferred stocks and nonconvertible corporate debt securities will be limited to securities which are rated at the time of purchase not less than BBB by Standard & Poor's or Baa by Moody's (or equivalent short-term ratings), or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, or which are of comparable quality in the judgment of the Adviser. Obligations rated BBB, Baa or their equivalent, although investment grade, have speculative characteristics and carry a somewhat higher risk of default than obligations rated in the higher investment grade categories.

Equity Income Fund also may invest a portion of its assets in less than investment grade convertible debt obligations. For a description of such obligations and the risks associated therewith, see "Investment Objectives and Policies -- Equity Income Fund."

The fixed income securities specified above, as well as the fixed income securities in which Balanced Fund and Asset Allocation Fund may invest as described under "Investment Objectives and Policies," are subject to (i) interest rate risk (the risk that increases in market interest rates will cause declines in the value of debt securities held by a Fund); (ii) credit risk (the risk that the issuers of debt securities held by a Fund default in making required payments); and (iii) call or prepayment risk (the risk that a borrower may exercise the right to prepay a debt obligation before its stated maturity, requiring a Fund to reinvest the prepayment at a lower interest rate).


FOREIGN SECURITIES

GENERAL. Under normal market conditions International Fund invests at least 65% of its total assets in equity securities which trade in markets other than the United States. In addition, the other Funds (excluding Equity Index Fund, Asset Allocation Fund, and Regional Equity Fund) may invest lesser proportions of their assets in securities of foreign issuers which are either listed on a United States securities exchange or represented by American Depositary Receipts.

Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of United States domestic issuers. These risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Foreign securities also may be subject to greater fluctuations in price than securities issued by United States corporations. The principal markets on which these securities trade may have less volume and liquidity, and may be more volatile, than securities markets in the United States.

In addition, there may be less publicly available information about a foreign company than about a United States domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to United States domestic companies. There is also generally less government regulation of securities exchanges, brokers and listed companies abroad than in the United States. Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of United States banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic branches of United States banks and United States domestic issuers.

AMERICAN DEPOSITARY RECEIPTS AND EUROPEAN DEPOSITARY RECEIPTS. For many foreign securities, United States dollar-denominated American Depositary Receipts, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. American Depositary Receipts represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. American Depositary Receipts do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in American Depositary Receipts rather than directly in foreign issuers' stock, a Fund can avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the United States for many American Depositary Receipts. The information available for American Depositary Receipts is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. International Fund also may invest in European Depositary Receipts, which are receipts evidencing an arrangement with a European bank similar to that for American Depositary Receipts and which are designed for use in the European securities markets. European Depositary Receipts are not necessarily denominated in the currency of the underlying security.

Certain American Depositary Receipts and European Depositary Receipts, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of the facilities while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders in respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through voting rights.


FOREIGN CURRENCY TRANSACTIONS

International Fund invests in securities which are purchased and sold in foreign currencies. The value of its assets as measured in United States dollars therefore may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations. International Fund also will incur costs in converting United States dollars to local currencies, and vice versa.

International Fund will conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date certain at a specified price. These forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers.

International Fund may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies. It may engage in "transaction hedging" to protect against a change in the foreign currency exchange rate between the date the Fund contracts to purchase or sell a security and the settlement date, or to "lock in" the United States dollar equivalent of a dividend or interest payment made in a foreign currency. It also may engage in "portfolio hedging" to protect against a decline in the value of its portfolio securities as measured in United States dollars which could result from changes in exchange rates between the United States dollar and the foreign currencies in which the portfolio securities are purchased and sold. International Fund also may hedge its foreign currency exchange rate risk by engaging in currency financial futures and options transactions.

Although a foreign currency hedge may be effective in protecting the Fund from losses resulting from unfavorable changes in exchanges rates between the United States dollar and foreign currencies, it also would limit the gains which might be realized by the Fund from favorable changes in exchange rates. The Sub-Adviser's decision whether to enter into currency hedging transactions will depend in part on its view regarding the direction and amount in which exchange rates are likely to move. The forecasting of movements in exchange rates is extremely difficult, so that it is highly uncertain whether a hedging strategy, if undertaken, would be successful. To the extent that the Sub-Adviser's view regarding future exchange rates proves to have been incorrect, International Fund may realize losses on its foreign currency transactions.

International Fund does not intend to enter into forward currency contracts or maintain a net exposure in such contracts where it would be obligated to deliver an amount of foreign currency in excess of the value of its portfolio securities or other assets denominated in that currency.


MORTGAGE-BACKED SECURITIES

With respect to the fixed income portion of its portfolio, Balanced Fund may invest in mortgage-backed securities which are Agency Pass-Through Certificates or collateralized mortgage obligations ("CMOs"), as described below.

Agency Pass-Through Certificates are mortgage pass-through certificates representing undivided interests in pools of residential mortgage loans. Distribution of principal and interest on the mortgage loans underlying an Agency Pass-Through Certificate is an obligation of or guaranteed by Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA"), or the Federal Home Loan Mortgage Corporation ("FHLMC"). The obligation of GNMA with respect to such certificates is backed by the full faith and credit of the United States, while the obligations of FNMA and FHLMC with respect to such certificates rely solely on the assets and credit of those entities. The mortgage loans underlying GNMA certificates are partially or fully guaranteed by the Federal Housing Administration or the Veterans Administration, while the mortgage loans underlying FNMA certificates and FHLMC certificates are conventional mortgage loans which are, in some cases, insured by private mortgage insurance companies. Agency Pass-Through Certificates may be issued in a single class with respect to a given pool of mortgage loans or in multiple classes.

CMOs are debt obligations typically issued by a private special-purpose entity and collateralized by residential mortgage loans or Agency Pass-Through Certificates. Balanced Fund will invest only in CMOs which are rated AAA by Standard & Poor's or Aaa by Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, and which are either (i) collateralized by Agency Pass-Through Certificates, (ii) collateralized by a pool of residential mortgage loans in which each mortgage loan is guaranteed as to payment of principal and interest by an agency or instrumentality of the United States Government, or (iii) collateralized by a pool of residential mortgage loans and payment on which is otherwise supported by obligations of the United States Government or its agencies or instrumentalities. Because CMOs are debt obligations of private entities, payments on CMOs generally are not obligations of or guaranteed by any governmental entity, and their ratings and creditworthiness typically depend on the legal insulation of the issuer and transaction from the consequences of a sponsoring entity's bankruptcy. CMOs generally are issued in multiple classes, with holders of each class entitled to receive specified portions of the principal payments and prepayments and/or of the interest payments on the underlying mortgage loans. These entitlements can be specified in a wide variety of ways, so that the payment characteristics of various classes may differ greatly from one another. Examples of the more common classes are provided in the Statement of Additional Information.

It generally is more difficult to predict the effect of changes in market interest rates on the return on mortgaged-backed securities than to predict the effect of such changes on the return of a conventional fixed-rate debt instrument, and the magnitude of such effects may be greater in some cases. The return on interest-only and principal-only mortgage-backed securities is particularly sensitive to changes in interest rates and prepayment speeds. When interest rates decline and prepayment speeds increase, the holder of an interest-only mortgage-backed security may not even recover its initial investment. Similarly, the return on an inverse floating rate CMO is likely to decline more sharply in periods of increasing interest rates than that of a fixed-rate security. For these reasons, interest-only, principal-only and inverse floating rate mortgage-backed securities generally have greater risk than more conventional classes of mortgage-backed securities. Balanced Fund will not invest more than 10% of its total fixed income assets in interest-only, principal-only or inverse floating rate mortgage backed securities.


ASSET-BACKED SECURITIES

With respect to the fixed income portion of its portfolio, Balanced Fund may invest in asset-backed securities. Asset-backed securities generally constitute interests in, or obligations secured by, a pool of receivables other than mortgage loans, such as automobile loans and leases, credit card receivables, home equity loans and trade receivables. Asset-backed securities generally are issued by a private special-purpose entity. Their ratings and creditworthiness typically depend on the legal insulation of the issuer and transaction from the consequences of a sponsoring entity's bankruptcy, as well as on the credit quality of the underlying receivables and the amount and credit quality of any third-party credit enhancement supporting the underlying receivables or the asset-backed securities. Asset-backed securities and their underlying receivables generally are not issued or guaranteed by any governmental entity.


BANK INSTRUMENTS

The bank instruments in which Balanced Fund may invest include time and savings deposits, deposit notes and bankers acceptances (including certificates of deposit) in commercial or savings banks. They also include Eurodollar Certificates of Deposit issued by foreign branches of United States or foreign banks; Eurodollar Time Deposits, which are United States dollar-denominated deposits in foreign branches of United States or foreign banks; and Yankee Certificates of Deposit, which are United States dollar-denominated certificates of deposit issued by United States branches of foreign banks and held in the United States. For a description of certain risks of investing in foreign issuers' securities, see "-- Foreign Securities" above. In each instance, Balanced Fund may only invest in bank instruments issued by an institution which has capital, surplus and undivided profits of more than $100 million or the deposits of which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund.


PORTFOLIO TRANSACTIONS

Portfolio transactions in the over-the-counter market will be effected with market makers or issuers, unless better overall price and execution are available through a brokerage transaction. It is anticipated that most portfolio transactions involving debt securities will be executed on a principal basis. Also, with respect to the placement of portfolio transactions with securities firms, subject to the overall policy to seek to place portfolio transactions as efficiently as possible and at the best price, research services and placement of orders by securities firms for a Fund's shares may be taken into account as a factor in placing portfolio transactions for the Fund.


PORTFOLIO TURNOVER

Although the Funds do not intend generally to trade for short-term profits, they may dispose of a security without regard to the time it has been held when such action appears advisable to the Adviser or, in the case of International Fund, the Sub-Adviser. The portfolio turnover rate for a Fund may vary from year to year and may be affected by cash requirements for redemptions of shares. High portfolio turnover rates generally would result in higher transaction costs and could result in additional tax consequences to a Fund's shareholders.


INVESTMENT RESTRICTIONS

The fundamental and nonfundamental investment restrictions of the Funds are set forth in full in the Statement of Additional Information. The fundamental restrictions include the following:

* None of the Funds will borrow money, except from banks for temporary or emergency purposes. The amount of such borrowing may not exceed 10% of the borrowing Fund's total assets, except for Asset Allocation Fund, which may borrow in amounts not to exceed 33-1/3% of its total assets. None of the Funds will borrow money for leverage purposes. For the purpose of this investment restriction, the use of options and futures transactions and the purchase of securities on a when-issued or delayed-delivery basis shall not be deemed the borrowing of money.

* None of the Funds will mortgage, pledge or hypothecate its assets, except in an amount not exceeding 15% of the value of its total assets to secure temporary or emergency borrowing.

*    None of the Funds will make short sales of securities.

* None of the Funds will purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions and except, in the case of Emerging Growth Fund, Technology Fund, International Fund and Limited Volatility Stock Fund, as may be necessary to make margin payments in connection with foreign currency futures and other derivative transactions.

A fundamental policy or restriction, including those stated above, cannot be changed without an affirmative vote of the holders of a "majority" of the outstanding shares of the applicable Fund, as defined in the 1940 Act.

As a nonfundamental policy, none of the Funds will invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. Section 4(2) commercial paper may be determined to be "liquid" under guidelines adopted by the Board of Directors. Rule 144A securities may in the future be determined to be "liquid" under guidelines adopted by the Board of Directors if the current position of certain state securities regulators regarding such securities is modified. Investing in Rule 144A securities could have the effect of increasing the level of illiquidity in a Fund to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.


FIRST AMERICAN INVESTMENT FUNDS, INC.
680 East Swedesford Road
Wayne, Pennsylvania 19087



Investment Adviser
FIRST BANK NATIONAL ASSOCIATION
601 Second Avenue South
Minneapolis, Minnesota 55402



Custodian
FIRST TRUST NATIONAL ASSOCIATION
180 East Fifth Street
St. Paul, Minnesota 55101



Distributor
SEI FINANCIAL SERVICES COMPANY
680 East Swedesford Road
Wayne, Pennsylvania 19087



Administrator
SEI FINANCIAL MANAGEMENT CORPORATION
680 East Swedesford Road
Wayne, Pennsylvania 19087



Transfer Agent
SUPERVISED SERVICE COMPANY
811 Main Street
Kansas City, Missouri 64105



Independent Auditors
KPMG PEAT MARWICK LLP
90 South Seventh Street
Minneapolis, Minnesota 55402



Counsel
DORSEY & WHITNEY P.L.L.P.
220 South Sixth Street
Minneapolis, Minnesota 55402






FIRST AMERICAN MUTUAL FUNDS
FIRST AMERICAN INVESTMENT FUNDS, INC.

                                                                   ANNUAL REPORT
                                                              SEPTEMBER 30, 1994

[LOGO] FIRST AMERICAN FUNDS
The power of disciplined investing

                              TABLE OF CONTENTS

MESSAGE FROM YOUR CHAIRMAN                                    1
ECONOMIC AND INVESTMENT REVIEW                                2
PORTFOLIO PERFORMANCE DISCUSSION                              4
STATEMENTS OF NET ASSETS/
 SCHEDULES OF INVESTMENTS                                    15
STATEMENTS OF ASSETS AND LIABILITIES                         66
STATEMENTS OF OPERATIONS                                     68
STATEMENTS OF CHANGES IN NET ASSETS                          72
FINANCIAL HIGHLIGHTS                                         76
NOTES TO FINANCIAL STATEMENTS                                79
INDEPENDENT AUDITORS' REPORT                                 84
NOTICE TO SHAREHOLDERS                                       85

MESSAGE FROM YOUR CHAIRMAN

September 30, 1994

Dear Shareholder:

The First American Family of Mutual Funds experienced a banner year. There was steady growth within the Fund family, due to an ever expanding group of funds, as well as growth within the portfolios. Assets under management totaled over $1.2 Billion as of September 30, 1994.

The expansion in the Fund family included the following new portfolios:
Minnesota Insured Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, International Fund, Emerging Growth Fund, and Technology Fund. We also welcomed the First American Mutual Funds to the Fund family with the addition of the Managed Income Fund, Limited Term Tax Free Income Fund, Diversified Growth Fund, and Equity Income Fund.

In addition to the expansion of Fund options, we also expanded the options for purchasing First American Funds with the introduction of "B" shares. This new "Class B" is now available on 13 portfolios, and allows investors to purchase First American Funds without a sales charge at the time of purchase.

While the growth of the Fund family was extensive, it has not altered the direction and focus of our Fund Managers. Their consistent approach to investing has led to many of our portfolios receiving national recognition in such publications as the Wall Street Journal, Business Week, USA Today, and American Banker.

As we look forward to a new year, we will continue our commitment to high quality, and a consistent approach to investing.

Sincerely,

/s/ Joseph D. Strauss
Joseph D. Strauss
Chairman

ECONOMIC AND INVESTMENT REVIEW

September 30, 1994

Although we believe the domestic economy is in the process of slowing to a moderate, sustainable pace, the pulse of economic growth has varied widely over the past year. Last fall the economy surged from a burst of pent-up demand and then slowed in the summer months. It appears to have again increased its rate of growth this fall; strong payroll employment has offset the restraining impact of higher interest rates. As might well be imagined, investor perceptions of the shifting economic environment have ranged from fear of an inflation generating boom, to stagflation, to even possible recession. Historians warn us that the economic expansion is 42 months old and we should look for its end shortly. We, however, remember the slow, halting progress of the first two years of the expansion and wonder if the historical economic clock needs to be set back a bit. Continuing strength in capital investment and an anticipated improvement in the balance of trade, helped by the recovery of the European and Japanese economies, complete the picture of moderate economic growth that we forecast for the new year.

Closely linked to the momentum of economic growth, the rate of inflation will control the expansion's life span through its influence on monetary policy, long interest rates, and the value of the dollar. Inflation at the consumer level has been moderate with an increase in consumer prices of 3.0% over the past 12 months. Intense retail price competition and value conscious consumers have kept the increase in retail prices moderate thus far. Price increases for raw materials have been less well behaved as the quotes for commodities such as copper and paper have soared to new highs for this cycle. Fortunately, growing productivity and small increases in employee compensation have helped to offset manufacturers' rising raw materials prices. Profitability for the manufacturing sector has been excellent and good earnings have been broad based, favorably surprising investors in recent quarters.

In the closing months of 1993, strong domestic economic activity and higher interest rates contributed to strength of the dollar in international currency markets. As the new year began, a very different and highly negative array of factors impacted the dollar: flows of investment capital into dollar denominated assets slowed precipitously; doubts emerged about the Administration's use of the dollar in foreign trade policy; and the credibility of the Federal Reserve's disinflationary monetary policy was questioned. Although conferring some advantage in international trade, the resulting weakness in the dollar has troubling inflationary implications as import prices rise. Fortunately, we believe the height of negative pressure on the dollar has been reached and the dollar will stabilize in the months ahead. A year ago, the current quote of 97 yen to the dollar would have been surprising, so too the sharp increase in interest rates which has occurred this year.

Last October's 5.78% yield on the long treasury marked the low interest rate for the current cycle. Since then, interest rates have risen and bond prices have fallen sharply -- far more sharply than might have been expected, given the moderate trend of economic growth and well contained rate of inflation. No doubt the unwinding of speculative fixed income portfolios accelerated the escalation of interest rates; however, the surge was still surprising to the vast majority of investors. Moving preemptively to diffuse inflationary pressures, the Federal Reserve began a series of steps that have raised short term interest rates, as measured by the federal funds rate, from 3.00% to 4.75% since February. To support the dollar and moderate the upward pressure on long interest rates, the Fed has aggressively pursued a credible disinflationary monetary policy. The current level of economic activity virtually mandates an additional increase in short term interest rates in the immediate future. Although interest rates will continue to reflect the upward cyclical pressure of the economic expansion, long treasury bonds, yielding 8.00%, appear to reflect excessive pessimism with regard to the future course of the economy and inflation. As a result, the average maturity of the First American bond portfolios has been lengthened in anticipation of a moderate decline in yields that should extend through the remainder of this year and possibly into early 1995. The impact of rising interest rates was not confined to the bond market.

From the start of the Funds' fiscal year the stock market rose steadily, posting its high in early February, virtually coincident with the initial increase in short interest rates by the Federal reserve. Rising interest rates and deceleration of demand for domestic equities stocks have restrained the stock market, but surprisingly good corporate earnings reports have been a continuing source of strength. For the fiscal year, the S&P 500 produced a 3.7% total return, a modest figure in comparison to gains of previous years. Until interest rates stabilize or decline, the broad market for domestic stocks would appear to have limited appreciation potential. Fortunately, there are sectors, industries, and companies which do possess considerable investment opportunity. The market is highly selective and has effectively placed a premium on the sound fundamental investment research developed by First Asset Management. Currently, we find opportunity in the stocks of industrial cyclical companies, serving the capital goods and technology sectors. The stocks of companies undergoing major changes in product strategy or in cost structure also present good investment alternatives.

The First American family of funds has experienced significant growth both in assets and in the variety of investment alternatives that are available. Our shareholders can choose from value, growth, or international equity funds and a broad spectrum of money market and fixed income funds. Despite this diversity of funds, there is a common thread in all portfolios. Each portfolio consistently employs a well defined discipline in its management.

It has been a privilege to serve our shareholders over the past year. We at First Asset Management appreciate your continued confidence.

Sincerely,

/s/ John M. Murphy, Jr.
JOHN M. MURPHY, JR.
Senior Managing Director
First Asset Management
Chairman, First Trust

PORTFOLIO PERFORMANCE DISCUSSION

September 30, 1994

LIMITED TERM INCOME FUND*

The Fund's total return for the year ended September 30, 1994 was 2.2% (Class A w/o load) compared with a return of 2.5% on the Merrill Lynch 1 year Treasury Bill Index. Longer term portfolio returns and market indices were generally negative for this period.

Interest rates have risen sharply all along the yield curve since mid-October of 1993, and have had an adverse effect on all bond portfolios. Indeed, shorter term rates have risen even faster than longer term rates in the past year, in part reflecting the increase in the Federal Fund's rate of 1.75% since early 1994.


The Fund's relatively short maturity helped dampen the effects of rising interest rates as it is designed to do, but could not offset them completely. The Fund's mortgage holdings, which had relatively poor performance in 1993 because of the rapid acceleration in collateral prepayments, have performed much better in 1994.

     VALUE OF A $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.

                                                           12/31/92     Sep-93       Sep-94
First American Limited Term Income Fund (without load)     $10,000      $10,344      $10,573
First American Limited Term Income Fund (with load)        $ 9,550      $ 9,879      $10,097
First American Limited Term Income Fund -- Class C         $10,000      $10,344      $10,573
Merrill Lynch 1-Year Treasury Index                        $10,000      $10,293      $10,552


                                Annualized
                       One Year  Inception
                        Return    to Date
Class A without load     2.21%     3.24%
   Class A with load     0.12%     1.17%
             Class C     2.21%     3.24%


The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Limited Term Income Fund Institutional Class since inception, which is not synthetic, is 1.9%.


INTERMEDIATE TERM INCOME FUND**

The Fund had a total return of -1.1% (Class A w/o load) compared with -1.7% for the Lehman Intermediate Government/ Corporate Bond Index in the year ended September 30, 1994.

After an important cyclical low in mid-October of 1993, interest rates have risen sharply and bond prices have fallen further than at any time since 1987. For example, yields on 10 year Treasury notes rose nearly 250 basis points in the 12 months ended in September.

The Fund had a shorter maturity than the intermediate market index during the sharp rise in rates. In addition, the portfolio was structured to at least partly offset the consequences of a flattening yield curve. These strategies helped to dampen the adverse effects of the rise in yields on portfolio returns. Finally, the mortgage portion of the portfolio has performed much better in 1994, than 1993 when interest rates were still falling and mortgage collateral prepayments were accelerating rapidly.

     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.

                                                              12/31/92   Sep-93    Sep-94
First American Intermediate Term Income Fund (without load)    $10,000   $10,673  $10,561
First American Intermediate Term Income Fund (with load)       $ 9,625   $10,273  $10,165
First American Intermediate Term Income Fund -- Class C        $10,000   $10,673  $10,561
Lehman Intermediate Term Government/Corporate Index            $10,000   $10,860  $10,680


                                Annualized
                       One Year  Inception
                        Return    to Date
Class A without load    -1.05%     3.35%
   Class A with load    -4.77%     2.11%
             Class C    -1.05%     3.35%


The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

** Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Intermediate Term Income Fund Institutional Class since inception, which is not synthetic, is -2.3%.


FIXED INCOME FUND*

The very sharp rise in interest rates since mid-October of 1993 has been the largest increase in interest rates since 1987, and the low coupons and low imbedded yields in bond portfolios have provided less protection from rising rates than was the case through much of the 1980's.

The Fund has tended to have a shorter maturity than the bond market index over the past year, and this helped to dampen the effects of rising rates on principal values. The Fund's portfolio has been structured to take into account the discernible flattening of the yield curve over the past year, as short and medium-term yields have risen even faster than longer rates. The performance of the Fund's mortgage holdings has been relatively much better in 1994 than was the case in 1993 when interest rates were still falling and prepayments on mortgage collateral were accelerating rapidly.

As a result of the maturity and yield curve strategies and an improved contribution from the mortgage holdings, the Fund's (Class A w/o load) return in the year ended September 30, 1994 was -2.9% compared with -4.1% for the Lehman Government/Corporate Bond Index.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                 12/31/87   Sep-88   Sep-89   Sep-90    Sep-91   Sep-92   Sep-93   Sep-94
First American Fixed Income Fund (without load)  $10,000   $10,478  $11,597  $12,386   $14,076  $15,813  $17,268  $16,784
First American Fixed Income Fund (with load)     $ 9,625   $10,085  $11,162  $11,921   $13,548  $15,220  $16,620  $16,135
First American Fixed Income Fund -- Class C      $10,000   $10,478  $11,597  $12,386   $14,076  $15,813  $17,268  $16,784
Lehman Government/Corporate Bond Index           $10,000   $10,656  $11,861  $12,662   $14,672  $16,613  $18,516  $17,750


                                Annualized Annualized
                       One Year   5 Year    Inception
                        Return    Return    to Date
Class A without load    -2.92%     7.65%     8.02%
   Class A with load    -6.53%     6.83%     7.41%
             Class C    -2.92%     7.65%     8.02%


The inception date of the Class A shares is 12/22/87 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Fixed Income Fund Institutional Class since inception, which is not synthetic, is -4.9%.


MANAGED INCOME FUND**

The short average maturity of the Fund, combined with the relatively high coupon of the Fund's investments, have dampened a good deal of the adverse effects of the rise in rates, and the Fund's return has been positive. As a result, the Fund's (Class A w/o load) cumulative return as of September 30, 1994 was 1.8%.

Interest rates all along the yield curve are likely to decline at least moderately in the final weeks of 1994.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                    3/31/94   Apr-94   May-94   Jun-94   Jul-94   Aug-94   Sep-94
First American Managed Income Fund (without load)   $10,000  $10,009  $10,018  $10,058  $10,105  $10,152  $10,177
First American Managed Income Fund (with load)      $ 9,800  $ 9,809  $ 9,818  $ 9,857  $ 9,903  $ 9,949  $ 9,974
First American Managed Income Fund -- Class C       $10,000  $10,009  $10,018  $10,058  $10,105  $10,152  $10,167
Merrill Lynch 1-Year Treasury Bill Index            $10,000  $ 9,991  $10,004  $10,037  $10,098  $10,133  $10,148


                          Cumulative
                           Inception
                            to Date
Class A without load         1.79%
   Class A with load        -0.28%
             Class C         1.68%



The inception date of the Class A shares is 12/18/92 and the inception date of the Class C shares is 8/2/94.

** Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Cumulative Total Return for the Managed Income Fund Institutional Class since inception, which is not synthetic, is 0.5%. Performance is presented for the period beginning 3/25/94, the date First Bank National Association became the Adviser of the Managed Income Fund. The inception date of the Fund was 12/18/92. The per share income and capital changes for this Fund since 12/18/92 can be found in the financial highlights and the prospectus. The average annual total return figures for one, five and ten year periods (or from inception) are available upon request.


INTERMEDIATE GOVERNMENT BOND FUND*

The Fund invests primarily in government securities exempt from state taxes (except for government-collateralized repurchase agreements used as cash equivalents). In mid-October of 1993, the bond markets topped out and yields bottomed. Earlier this year, the Agency market experienced some disequilibrium as traditional buyers shied away from the fixed income markets. The Fund was able to purchase Federal Home Loan Bank debt at yield spreads wider than previously available. This resulted in a total return for the Fund (Class A w/o load) of -1.1% as of September 30, 1994, as compared to -1.5% for the Lehman Intermediate Term Government Bond Index. The Fund's average maturity has been from a very defensive posture of less than 3 years, to a stance closer to the benchmark of 3.5 to 4 years, and portfolio transactions have been implemented mindful of the possibility that the yield curve may continue to flatten.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                12/31/87     Sep-88    Sep-89   Sep-90    Sep-91   Sep-92    Sep-93   Sep-94
First American Intermediate
  Government Bond Fund (without load)            $10,000    $10,426   $11,241  $12,144   $13,392  $14,581   $15,308  $15,135
First American Intermediate
  Government Bond Fund (with load)               $ 9,700    $10,114   $10,903  $11,780   $12,990  $14,143   $14,849  $14,681
First American Intermediate
  Government Bond Fund -- Class C                $10,000    $10,426   $11,241  $12,144   $13,392  $14,581   $15,308  $15,119
Lehman Intermediate-Term Government Bond Index   $10,000    $10,575   $11,594  $12,588   $14,298  $16,078   $17,308  $17,048
Merrill Lynch 3-5 Year Treasury Index            $10,000    $10,563   $11,556  $12,565   $14,377  $16,403   $17,719  $17,311



                                Annualized   Annualized
                       One Year   5 Year    Inception
                        Return    Return    to Date
Class A without load    -1.13%     6.13%     6.40%
   Class A with load    -4.05%     5.48%     5.92%
             Class C    -1.24%     6.11%     6.38%

The inception date of the Class A shares is 12/22/87 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Intermediate Government Bond Fund Institutional Class since inception, which is not synthetic, is -2.7%.


MORTGAGE SECURITIES FUND**

The Fund had a total return of -0.8% (Class A w/o load) compared with a return of -1.1% for the Lehman Mortgage-Backed Securities Index in the 12 months ended September 30, 1994.

The Fund had a shorter average maturity than the Mortgage Index during the past year, and this helped dampen the effects of rising rates.

The Fund emphasizes mortgage securities which are structured to maintain stable cash flow and average life characteristics in a broad range of prepayment environments. During 1993, mortgages were adversely effected because there was a rapid acceleration in collateral prepayments as interest rates fell. In 1994, the opposite has been that cash prepayments have slowed and mortgage durations have extended, as interest rates have risen. Many of the Fund's securities have a substantial degree of protection against the effects of rapidly changing prepayment experience.

The Fund does not hold any of the highly leveraged mortgage derivative securities that have caused difficulties for many mortgage and bond portfolios in the past year.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                         12/31/92    Sep-93   Sep-94
First American Mortgage Securities Fund (without load)    $10,000   $10,728  $10,643
First American Mortgage Securities Fund (with load)       $ 9,625   $10,326  $10,244
First American Mortgage Securities Fund -- Class C        $10,000   $10,728  $10,643
Lehman Brothers Mortgage Index                            $10,000   $10,588  $10,468


                                Annualized
                       One Year  Inception
                        Return    to Date
Class A without load    -0.79%     3.79%
   Class A with load    -4.49%     1.60%
             Class C    -0.79%     3.79%




The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

** Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Mortgaged Securities Fund Institutional Class since inception, which is not synthetic, is -3.3%.


 LIMITED TERM TAX FREE INCOME FUND*

Federal rate hikes continue to mount and fall in short rates, and a sustainable rally at the front end of the yield curve does not appear imminent. Short municipal rates have not risen proportionately as far as their Treasury counterparts. This continues to provide a floor under which municipal rates are unlikely to slide.

The Fund has generally maintained a defensive posture over the past two quarters. The Fund's cumulative total return as of September 30, 1994 was 1.1% (Class A w/o load) compared to the year-to-date return of 1.8% for the Lehman 1-Year G.O. Bond Index. Assuming that municipals have little room to rally without the underpinning of a stronger Treasury market, the current Fund focus is on accumulating medium-grade and other special situation bonds which provide yield advantage over high-grades.

     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                                  3/31/94    Sep-94
First American Limited Term Tax-Free Income Fund (without load)   $10,000   $10,121
First American Limited Term Tax-Free Income Fund (with load)      $ 9,800   $ 9,918
First American Limited Term Tax-Free Income Fund -- Class C       $10,000   $10,121
Lehman Brothers 1-Year G.O. Bond Index                            $10,000   $10,193


                        Cumulative
                         Inception
                          to Date
Class A without load       1.11%
   Class A with load      -0.88%
             Class C       1.11%




The inception date of the Class A shares is 2/19/93 and the inception date of the Class C shares is 8/2/94.

* Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Cumulative Total Return for the Limited Term Tax Free Fund Institutional Class since inception, which is not synthetic, is 0.3%. Performance is presented for the period beginning 3/25/94, the date First Bank National Association became the Adviser of the Limited Term Tax Free Income Fund. The inception date of the Fund was 2/19/93. The per share income and capital changes for this Fund since 12/19/92 can be found in the financial highlights and the prospectus. The average annual total return figures for one, five and ten year periods (or from inception) are available upon request.

INTERMEDIATE TAX FREE FUND**

The Fund, formerly called the Municipal Bond Fund, began its investment fiscal year with a portfolio which gave recognition to the fact that interest rates had declined sharply for several years, and that some measure of caution was in order. Starting the year holding a number of premium bonds, which tend toward less volatility, and with an average effective maturity below the norm, the Fund portfolio was extended, as to average maturity only, after the municipal market had reached its early-April bottom. As a result, the Fund had a total return of -1.3% (Class A w/o load) as of September 30, 1994, compared to -1.2% for the Lehman 7-Year G.O. Index. In its current configuration, the Fund has an average maturity in excess of seven years, and is of strong investment quality.

     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                           12/31/87   Sep-88   Sep-89   Sep-90   Sep-91   Sep-92   Sep-93   Sep-94
First American Intermediate Tax Free Fund (without load)    $10,000  $10,479  $10,989  $11,569  $12,625  $13,537  $14,710  $14,526
First American Intermediate Tax Free Fund (with load)       $ 9,700  $10,165  $10,660  $11,222  $12,246  $13,131  $14,268  $14,090
First American Intermediate Tax Free Fund -- Class C        $10,000  $10,479  $10,989  $11,569  $12,625  $13,537  $14,710  $14,526
Lehman Brothers 7-Year G.O. Index                           $10,000  $10,550  $11,253  $12,029  $13,463  $14,745  $16,377  $16,186

                                Annualized   Annualized
                       One Year   5 Year    Inception
                        Return    Return    to Date
Class A without load    -1.25%     5.74%     5.76%
   Class A with load    -4.23%     5.10%     5.28%
             Class C    -1.25%     5.74%     5.76%


The inception date of the Class A shares is 12/22/87 and the inception date of the Class C shares is 2/4/94.

** Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Intermediate Tax Free Fund Institutional Class since inception, which is not synthetic, is -4.4%.

COLORADO INTERMEDIATE TAX FREE FUND*

The newest bond fund in the First American family, the Colorado Intermediate Tax-Free Fund, purchased its first bonds on April 4, 1994. This date represented the low point in the municipal bond market for 1994 through September 30th. Because that low was viewed as representing at least an intermediate-term exhaustion of the bond market's downside momentum, the Fund has an average effective maturity equal to or slightly in excess of its 7-year norm. At September 30th, the portfolio held forty-two different issues of AA+-average quality, and had a cumulative total return for Class A (w/o load) of 3.7% which is comparable to the index, the Lehman 7-Year G.O. Bond Index.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                                   4/30/94   Sep-94
First American Colorado Intermediate Tax Free Fund (without load)  $10,000  $10,118
First American Colorado Intermediate Tax Free Fund (with load)     $ 9,700  $ 9,814
First American Colorado Intermediate Tax Free Fund -- Class C      $10,000  $10,128
Lehman Brothers 7-Year G.O. Bond Index                             $10,000  $10,104


                         Cumulative
                         Inception
                          to Date
Class A without load       3.66%
   Class A with load       0.55%
             Class C       3.76%



* The inception date of the Class A shares is 4/4/94 and the inception date of the Class C shares is 4/4/94.

MINNESOTA INSURED INTERMEDIATE TAX FREE FUND**

Opened at the end of February, 1994, the Minnesota Insured Intermediate Tax Free Fund experienced a difficult first month, as interest rates rose sharply in March. Soon after April 1st, however, municipal bonds ceased declining, and have traded in a narrow range, outperforming their taxable counterparts. During this period, the Fund grew to over $21 million in size, and a portfolio of thirty-seven high-quality, Minnesota tax-exempt bonds has been assembled. As most of this assembly period has been after March's market decline, the portfolio of bonds has maturity characteristics that represent an average which is close to what the portfolio's normal structure might be. Ranging from two to eighteen years to maturity, these bonds have an average effective maturity of over seven years. Some 81% of the portfolio is composed of Aaa-insured bonds, or like-rated bonds secured by guarantees of the U.S. Government or its Agencies. The Funds cumulative total return for Class A (w/o load) was -1.7% as of September 30, 1994 which is comparable to the index, the Lehman 7-Year G.O. Bond Index.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                               2/28/94    Sep-94
First American Minnesota Insured
 Intermediate Tax Free Fund (without load)     $10,000   $ 9,852
First American Minnesota Insured
 Intermediate Tax Free Fund (with load)        $ 9,700   $ 9,557
First American Minnesota Insured
 Intermediate Tax Free Fund -- Class C         $10,000    $9,863
Lehman Brothers 7-Year G.O. Bond Index         $10,000   $ 9,892


                         Cumulative
                         Inception
                          to Date
Class A without load      -1.68%
   Class A with load      -4.63%
             Class C      -1.58%


** The inception date of the Class A shares is 2/28/94 and the inception date of the Class C shares is 2/28/94.


ASSET ALLOCATION FUND*

The Fund uses recommended asset weightings produced by a quantitative model, which predicts future asset class returns based on historical experience. During fiscal year 1994, the quantitative model continued to maintain the greatest weight in common stocks, as historically low interest rates contributed to a relatively high equity risk premium. However, as short- and long-term rates rose during the year, this premium became somewhat less attractive, and the model steadily lowered the equity allocation while raising those for bonds and cash.

The Fund began the year with weightings of 89% Standard & Poor's 500 stocks, 6% U.S. Government bonds, and 5% cash equivalents. By year-end, the allocation was 60% stocks, 21% bonds, and 19% cash. The net result was a total return of 1.8% (Class A w/o load) on September 30, 1994, as compared to 3.7% for the S&P 500 Index and -4.1% for the Lehman Government/Corporate Index.

Looking ahead, the quantitative model continues to predict that Standard & Poor's 500 stocks should produce returns that exceed those of fixed income investments over the next twelve months. However, the lowering of the model's weighting suggests that equity returns could be more modest than they have been in the recent past.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                      12/31/92      Sep-93   Sep-94
First American Asset Allocation Fund (without load)    $10,000     $10,750  $10,945
First American Asset Allocation Fund (with load)       $ 9,550     $10,266  $10,452
First American Asset Allocation Fund -- Class C        $10,000     $10,750  $10,940
Standard & Poor's 500 Composite Index                  $10,000     $10,758  $11,154
Lehman Government/Corporate Bond Index                 $10,000     $11,138  $10,677


                                Annualized
                       One Year  Inception
                        Return    to Date
Class A without load     1.81%     5.43%
   Class A with load    -2.78%     2.77%
             Class C     1.77%     5.41%



The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Asset Allocation Fund Institutional Class since inception, which is not synthetic, is -1.4%.

BALANCED FUND**

The Fund is currently utilizing a target asset allocation of 60% equities and 40% fixed income, which is a neutral position. This mix reflects the belief that the comparative investment opportunity for stocks and bonds conforms to historical norms at this time. The Fund returned 3.0% (Class A w/o load) over the past year. This compares to the Standard & Poor's 500 which produced a total return of 3.7% and the Lehman Government/Corporate Index which returned -4.1% for the year ended September 30, 1994.

Stocks of companies, sensitive to the level of economic activity, comprise a majority of the Fund's equity portfolio. Stocks of suppliers of basic industrial commodities, capital goods, and technological products are prominent in the portfolio and reflect the expectation that the current global economic expansion will be long lived.

The Fund's fixed income portfolio mix of Treasuries, quality corporates, and conservatively structured mortgage-backed securities, had an average maturity somewhat shorter than the market index during the major portion of the 1994 rise in interest rates. This strategy helped dampen the adverse effect of higher yields on portfolio returns. The Fund's average maturity is somewhat longer now in anticipation of a moderate decline in interest rates that is expected to extend through the remainder of the year and perhaps into 1995.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                               12/31/92      Sep-93    Sep-94
First American Balanced Fund (without load)     $10,000     $10,978   $11,310
First American Balanced Fund (with load)        $ 9,550     $10,484   $10,801
First American Balanced Fund -- Class C         $10,000     $10,978   $11,316
Standard & Poor's 500 Composite Index           $10,000     $10,758   $11,154
Lehman Government/Corporate Bond Index          $10,000     $11,138   $10,677

                                Annualized
                       One Year  Inception
                        Return    to Date
Class A without load     3.02%     7.43%
   Class A with load    -1.65%     4.71%
             Class C     3.08%     7.46%



The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

** Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Balanced Fund Institutional Class since inception, which is not synthetic, is -1.0%.

EQUITY INDEX FUND*


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                  12/31/92     Sep-93    Sep-94
First American Equity Index Fund (without load)    $10,000    $10,751   $11,100
First American Equity Index Fund (with load)       $ 9,550    $10,267   $10,601
First American Equity Index Fund -- Class C        $10,000    $10,751   $11,100
Standard & Poor's 500 Composite Index              $10,000    $10,758   $11,154


                                Annualized
                       One Year  Inception
                        Return    to Date
Class A without load     3.25%     6.26%
   Class A with load    -1.40%     3.58%
             Class C     3.27%     6.28%



The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Equity Index Fund Institutional Class since inception, which is not synthetic, is 0.3%.

EQUITY INCOME FUND**

Since its change in adviser on March 25, 1994, the Fund has performed well in comparison to broad indices of balanced investment strategies. The Fund had a cumulative total return of 2.8% (Class A w/o load) as compared to 1.3% and -3.9% for the year-to-date total returns of the S&P 500 and the Lehman Government Corporate Index.

Portfolio turnover during the quarter ended September 30, 1994 was high, as the Fund moved away from fixed income investments, and increased its emphasis on higher-yielding equity. The Fund must now invest at least 80% in equity securities. The intent of this change is to produce a growing income stream that has the ability to outpace inflation. To that end, the Fund has recently increased its holdings in Real Estate Investment Trusts (REITs), which should offer relative stability and strong dividend increases in the years ahead. For exposure to more cyclical areas that will benefit from the expanding economy, the Fund has also recently added such issues as convertible shares of Inco, a major nickel producer, as well as shares in the royalty trust of Great Northern Ore.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                    3/31/94      Sep-94
First American Equity Income Fund (without load)    $10,000     $10,355
First American Equity Income Fund (with load)       $ 9,550     $ 9,889
First American Equity Income Fund -- Class C        $10,000     $10,355
Standard & Poor's 500 Composite Index               $10,000     $10,532
Lehman Government/Corporate Bond Index              $10,000     $ 9,926

                      Cumulative
                       Inception
                        to Date
Class A without load     2.81%
   Class A with load    -1.78%
             Class C     2.81%


The inception date of the Class A shares is 12/18/92 and the inception date of the Class C shares is 8/2/94.

** Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Cumulative Total Return for the Equity Income Fund Institutional Class since inception, which is not synthetic, is 0.5%. Performance is presented for the period beginning 3/25/94, the date First Bank National Association became the Adviser of the Equity Income Fund. The inception date of the Fund was 12/18/92. The per share income and capital changes for this Fund since 12/18/92 can be found in the financial highlights and the prospectus. The average annual total return figures for one, five and ten year periods (or from inception) are available upon request.

DIVERSIFIED GROWTH FUND*

Since its change in adviser on March 25, 1994, the Fund endured one quarter of weak market performance, and then rebounded strongly during the quarter ending September 30, 1994. The Fund's cumulative total return was 0.4% (Class A w/o load) as of September 30, 1994, as compared to a year-to-date total return for the S&P 500 Index of 1.3%. This strong performance was led by the portfolio's technology, healthcare, and cyclical holdings.

The Fund is pursuing a strategy of gaining exposure to positive economic developments. This theme is reflected in some of the Fund's more recent acquisitions, which include York International, Inc., a heating/air conditioning manufacturer; Inco, a nickel producing company; and Nokia, a leading Finnish manufacturer of cellular telephone equipment.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                         3/31/94      Sep-94
First American Diversified Growth Fund (without load)    $10,000     $10,276
First American Diversified Growth Fund (with load)       $ 9,550     $ 9,814
First American Diversified Growth Fund -- Class C        $10,000     $10,288
Standard & Poor's 500 Composite Index                    $10,000     $10,532


                       Cumulative
                       Inception
                        to Date
Class A without load     0.40%
   Class A with load    -4.13%
             Class C     0.51%



The inception date of the Class A shares is 12/18/92 and the inception date of the Class C shares is 8/2/94.

* Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Cumulative Total Return for the Diversified Growth Fund Institutional Class since inception, which is not synthetic, is 2.4%. Performance is presented for the period beginning 3/25/94, the date First Bank National Association became the Adviser of the Diversified Growth Fund. The inception date of the Fund was 12/18/92. The per share income and capital changes for this Fund since 12/18/92 can be found in the financial highlights and the prospectus. The average annual total return figures for one, five and ten year periods (or from inception) are available upon request.


STOCK FUND**

The Fund employs a value discipline in the selection of equities that focuses on companies which are expected to demonstrate improving profitability and are valued both at a discount to the appraisal of fair value, and at below-average valuation ratios when compared with the broad market averages. Companies represented in the portfolio must also show a significant element of change or catalyst that, as it becomes recognized by investors, will support appreciation of the stock to its projected fair value. During the fiscal year ended September 30, 1994, the Stock Fund produced a total return of 8.4% (Class A w/o load). This return compares favorably with 3.7% for the Standard & Poor's 500 Index.

The Fund benefitted from a heavy emphasis on capital goods and technology, sectors recognized to have significant profit potential in both the competitive restructuring of American industry and the extended expansion of the global economy. Companies undergoing significant change by focusing product lines, reducing costs, or changing operating culture or management, have also proven successful investments for the Fund, as were stocks of basic commodities producers, such as aluminum, nickel, and paper. The combination of limited capacity and rising global demand for industrial commodities produced rising product prices and the expectation of strong profit potential. The stocks of firms that can prosper from product sales in rapidly growing international markets will be of increasing interest to the portfolio in the coming year.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                             12/31/87   Sep-88   Sep-89   Sep-90   Sep-91   Sep-92   Sep-93   Sep-94
First American Stock Fund (without load)      $10,000  $10,489  $13,091  $12,116  $15,223  $16,423  $19,021  $20,609
First American Stock Fund (with load)         $ 9,550  $10,017  $12,502  $11,571  $14,538  $15,684  $18,165  $19,682
First American Stock Fund -- Class C          $10,000  $10,489  $13,091  $12,116  $15,223  $16,423  $19,021  $20,609
Standard & Poor's 500 Composite Index         $10,000  $11,312  $15,044  $13,654  $17,911  $19,891  $22,476  $23,303


                                Annualized  Cumulative
                       One Year  Inception   Inception
                        Return    to Date     to Date
Class A without load     8.35%     9.50%       11.35%
   Class A with load     3.50%     8.50%       10.60%
             Class C     8.35%     9.50%       11.35%



The inception date of the Class A shares is 12/22/87 and the inception date of the Class C shares is 2/4/94.

** Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Stock Fund Institutional Class since inception, which is not synthetic, is 2.6%.


SPECIAL EQUITY FUND*

Over the past year, the Fund generated a total return of 18.7% (Class A w/o load). This performance compares favorably to the 3.7% return of the Standard & Poor's 500 Index for the same period.

The Fund's performance for this period benefitted from investments in the such sectors as paper manufacturing and metals and mining, where share price levels in the calendar year 1994 rose sharply from the depressed levels of the second half of 1993. In the latter industry, the Fund focused on producers of aluminum and nickel, two commodities which had fallen well below the price at which expansion is justified. Now that utilization of these metals is on the rise, there should strong profit growth, without the need for spending on new production facilities.

The Fund's performance also benefitted from its investment in smaller companies where investment research coverage is modest, but where the fundamentals are improving. One such company is Stolt-Nielsen, which operates vessels for the transport of specialty chemical. With world trade growing, demand for the company's shipping services should also grow, improving profitability.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                     12/31/87   Sep-88   Sep-89   Sep-90   Sep-91   Sep-92   Sep-93   Sep-94
First American Special Equity Fund (without load)     $10,000  $11,752  $13,901  $12,505  $15,527  $17,883  $21,265  $25,241
First American Special Equity Fund (with load)        $ 9,550  $11,223  $13,275  $11,942  $14,829  $17,078  $20,308  $24,105
First American Special Equity Fund -- Class C         $10,000  $11,752  $13,901  $12,505  $15,527  $17,883  $21,265  $25,252
Standard & Poor's 500 Composite Index                 $10,000  $11,312  $15,044  $13,654  $17,911  $19,891  $22,476  $23,303
NASDAQ Index                                          $10,000  $11,732  $14,311  $10,426  $15,944  $17,650  $23,083  $23,127

                                Annualized  Cumulative
                       One Year  Inception   Inception
                        Return    to Date     to Date
Class A without load    18.70%    12.67%       14.72%
   Class A with load    13.39%    11.65%       13.95%
             Class C    18.75%    12.68%       14.73%




The inception date of the Class A shares is 12/22/87 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Special Equity Fund Institutional Class since inception, which is not synthetic, is 11.2%.

REGIONAL EQUITY FUND**

The Fund generated a total return of 6.8% (Class A w/o load) for the year ending September 30, 1994 which compares favorably to the 2.7% return for the Frank Russell 2000 Index for the same period.

The Fund invests primarily in equity securities of small companies headquartered in Minnesota, North and South Dakota, Wisconsin, Iowa, Nebraska, Colorado, Montana, Michigan, and Illinois. Performance has benefitted from an emphasis on companies with two criteria: (1) they can thrive due to skilled management, innovative products, effective cost controls, and little dependence on price increases, and (2) their stocks currently have below-average price/earnings ratios due to low name recognition outside of the Upper Midwest. The portfolio has generally been concentrated in technology, consumer cyclical, and financial services stocks.

     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                     12/31/92    Sep-93    Sep-94
First American Regional Equity Fund (without load)   $10,000    $11,667   $12,456
First American Regional Equity Fund (with load)      $ 9,550    $11,142   $11,895
First American Regional Equity Fund -- Class C       $10,000    $11,667   $12,456
Standard & Poor's 500 Composite Index                $10,000    $10,758   $11,154
Frank Russell 2000 Stock Index                       $10,000    $11,585   $11,894

                                Annualized
                       One Year  Inception
                        Return    to Date
Class A without load     6.76%    14.89%
   Class A with load     1.99%    11.99%
             Class C     6.83%    14.93%


The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

** Total Returns for periods prior to the inception date of C shares were calculated using synthetic returns since inception of the Class A shares w/o load. The Annualized Total Return for the Regional Equity Fund Institutional Class since inception, which is not synthetic, is 2.2%.

EMERGING GROWTH FUND

Since its inception on April 4, 1994, the Fund has performed well in relation to its benchmark. The Fund focuses on smaller-capitalization companies, which were weak during the Fund's first quarter of operation, but came back strongly during the quarter ending September 30, 1994, resulting in a 5.9% cumulative total return for Class A (w/o load) as of September 30, 1994, compared to a year-to-date total return of 0.04% for the Frank Russell 2000 Index.

Examples include Quorum Health Group, a managed care company, and Target Therapeutics, a manufacturer of specialized healthcare products. Both companies' shares performed well during the third quarter, in part due to the postponement of legislative action on healthcare reform.

The Fund is currently focusing on healthcare and technology issues, in the belief that these sectors offer the greatest potential for future growth.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                       4/30/94       Sep-94
First American Emerging Growth Fund (without load)     $10,000      $10,472
First American Emerging Growth Fund (with load)        $ 9,550      $10,000
First American Emerging Growth Fund -- Class C         $10,000      $10,453
Frank Russell 2000 Stock Index                         $10,000      $10,217
Standard & Poor's 500 Composite Index                  $10,000      $10,399

                      Cumulative
                       Inception
                        to Date
Class A without load     5.88%
   Class A with load     1.12%
             Class C     5.68%


* The inception date of the Class A shares is 4/4/94 and the inception date of the Class C shares is 4/4/94.

TECHNOLOGY FUND

Since its inception on April 4, 1994, the Fund has significantly outperformed its benchmark. During the second fiscal quarter, the Fund recorded negative performance, as technology stocks fell out of favor overall. However, the Fund held firm in its positions, and was rewarded when many technology issues posted double-digit -- and even triple-digit -- gains during the third quarter. The Fund's cumulative total return for Class A (w/o load) was 11.9% as of September 30, 1994, compared to the year-to-date total return of 7.1% for the Lipper Science & Technology Index.

The technology sector continues to display strong fundamentals, as corporations invest in technologies that offer the potential to improve productivity. The Fund is currently focusing on companies in the telecommunications equipment, semiconductor fabrication equipment, and client/server computing areas. In particular, the Fund currently holds shares of Tellabs, DSC Communications, and Nokia in the telecommunications field; FSI, International in the semiconductor fabrication field, and Informix and Network Peripherals in the client/server computing field.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                    4/30/94       Sep-94
First American Technology Fund (without load)       $10,000      $11,572
First American Technology Fund (with load)          $ 9,550      $11,051
First American Technology Fund -- Class C           $10,000      $11,584
Lipper Science & Technology Average                 $10,000      $10,743
Standard & Poor's 500 Composite Index               $10,000      $10,399


                       Cumulative
                       Inception
                        to Date
Class A without load    11.90%
   Class A with load     6.88%
             Class C    11.90%


** The inception date of the Class A shares is 4/4/94 and the inception date of the Class C shares is 4/4/94.

INTERNATIONAL FUND*

Since inception on April 4, the Fund underperformed the MSCI EAFE Index in the second quarter of 1994 and outperformed in the third quarter. As a result, the Fund's cumulative total return for Class A (w/o load) was 2.3%, compared to the year-to-date total return of 8.9% for the MSCI and EAFE Index.

The second quarter was characterized by continued volatility in the world markets caused by a currency crisis in the dollar and the prospect of continuing increases in U.S. short-term interest rates. Despite significant corrections in the last two quarters, stock markets in Malaysia, Hong Kong, Singapore, and Mexico maintained their long-term secular uptrends by substantially outperforming the EAFE Index over the past 12 months. Japan's performance improved for the quarter, reflecting the added benefit of a rising currency. Europe slightly underperformed in total return over the past year.

The third quarter was marked by a general rise in worldwide stock prices. The U.S. dollar crisis abated, and worldwide economic statistics were more positive. In the U.S., fears of a resurgence of inflation replaced concerns of economic stasis. In Japan, the economy continued to disappoint, and stocks corrected after having been up strongly in the first half of the year. Stock markets in Mexico, Malaysia, Hong Kong, and Singapore all rebounded in the third quarter and, on a 12-month basis, continue to substantially outperform the EAFE Index. Europe was also up, albeit slightly, and on a 12-month basis is now ahead of the EAFE Index.

With assets currently at $48 million, the Fund's strategy continues to be focused on (1) the secular growth opportunities presented by Latin America and Greater China, (2) an increasing position in Japan concentrating on consumer and technology companies, (3) an underweighting of Europe, and (4) an emphasis on the service, telecommunications, and capital equipment industries.


     VALUE OF $10,000 INVESTMENT

[GRAPH]

Past performance of the portfolio is not indicative of future performance.


                                                            4/30/94      Sep-94
First American International Equity Fund (without load)     $10,000     $10,039
First American International Equity Fund (with load)        $ 9,550     $ 9,587
First American International Equity Fund -- Class C         $10,000     $10,049
Morgan Stanley EAFE Index                                   $10,000     $10,097

                     Cumulative
                       Inception
                        to Date
Class A without load     2.30%
   Class A with load    -2.30%
             Class C     2.20%


* The inception date of the Class A shares is 4/7/94 and the inception date of the Class C shares is 4/4/94.



STATEMENT OF NET ASSETS----SEPTEMBER 30, 1994

LIMITED TERM INCOME FUND

DESCRIPTION                      PAR (000)  VALUE (000)

ASSET BACKED SECURITIES--80.3%
Auto Bond Receivables Trust 1993-1 A
6.125%, 11/15/98                  $2,322     $2,266
BCI Home Equity Loan 1991-1 A1
7.100%, 09/15/06                     127        127
BCI Home Equity Loan 1994-1 B (C)
5.663%, 10/29/94                   3,112      3,124
Boulevard Auto Trust 1993-1 A
4.550%, 03/15/98                   1,867      1,838
CFC Grantor Trust TR14 A (B)
7.150%, 11/15/06                   1,208      1,194
Chemical Bank Grantor Trust 1988-B A
9.100%, 10/15/94                     782        783
Chemical Financial Acceptance
Corporation 1991-A A
6.450%, 12/15/97                   2,228      2,219
Comdisco Receivables Trust 1992-A A2
6.100%, 05/15/97                     524        524
Household Finance Home Equity
Loan 1991-3 A3
6.100%, 11/20/06                   3,312      3,285
Household Finance Home Equity
Loan 1992-1 A3
5.800%, 05/20/07                     172        170
Merrill Lynch Home Equity Loan 1991-1A
7.600%, 05/15/16                     404        404
Midlantic Automobile Grantor
Trust 1992-1 B
5.150%, 09/15/97                   2,498      2,484
Olympic Automobile Receivables
Trust 1993-D A
4.650%, 07/15/00                   3,488      3,387
Olympic Automobile
Receivables
Trust 1993-B A
4.950%, 10/15/99                   3,256      3,180
Olympic Automobile Receivables
Trust 1993-C B
4.600%, 02/15/00                   2,937      2,839
Orix Credit Alliance Owner
Trust 1993-A A2
4.300%, 08/17/98                   3,394      3,324
Premier Auto Trust 1992-1 A (B)
5.750%, 07/15/97                   1,035      1,032
Premier Auto Trust 1992-3 A
5.900%, 11/15/97                     130        129
Premier Auto Trust 1992-5 A
4.550%, 03/15/98                   2,635      2,569
Premier Auto Trust 1992-5 B
4.900%, 12/15/95                   2,059      2,021
Premier Auto Trust 1993-4 A2
4.650%, 02/02/99                   2,487      2,417
Premier Auto Trust 1993-4 B
4.950%, 02/02/99                  $3,252     $3,161
RCI Vacation Ownership
Mortgage Trust 1991-B (B)
7.500%, 08/25/98                   2,482      2,470
Security Pacific Home Equity 1991-A A1
8.250%, 03/10/06                      95         95
The Money Store Home Equity
Trust 1992-D1 A1
6.500%, 01/15/04                   2,003      1,979
The Money Store Home Equity
Trust 1993-B A1
5.400%, 08/15/05                   3,920      3,845
Union Federal Savings Bank
Trust 1993-B A
4.450%, 11/15/99                   2,486      2,425
Western Financial Grantor
Trust 1991-3 A
6.750%, 01/01/97                    472         473
Western Financial Grantor
Trust 1993-2 A2
4.700%, 10/01/98                  3,625       3,529
Western Financial Grantor
Trust 1993-4 A1
4.600%, 04/01/99                  3,723       3,588
Zions Auto Trust 1993-1 B
5.650%, 06/15/99                  3,242       3,170

TOTAL ASSET BACKED SECURITIES
(Cost $65,339)                               64,051

OTHER MORTGAGE BACKED OBLIGATIONS--9.2%
Mortgage Capital Funding 1993-C1 A1
5.250%, 05/25/15                  2,660       2,616
Mortgage Obligation Structured
Trust 1993-1 A1
6.350%, 10/25/18                  2,120       2,070
Resolution Trust 1992-11 A1A
7.000%, 10/25/24                  1,975       1,975
Resolution Trust 1992-C7 B
7.150%, 06/25/23                    683         673

TOTAL OTHER MORTGAGE BACKED OBLIGATIONS
(Cost $7,465)                                 7,334

MASTER NOTES--10.2%
Associates Corporation of
North America (A)
4.813%, 10/04/94                  1,367       1,367
Barclays (A)
4.779%, 10/03/94                  2,243       2,243
Goldman Sachs (A)
4.950%, 10/04/94                  2,207       2,207
Heller Financial
4.935%, 10/4/94 (A)              $2,342     $ 2,342

TOTAL MASTER NOTES
(COST $8,159)                                 8,159

TOTAL INVESTMENTS--99.7%
(Cost $80,963)                               79,544

OTHER ASSETS AND LIABILITIES--0.3%
 OTHER ASSETS AND LIABILITIES                   232

NET ASSETS
PORTFOLIO
SHARES--INSTITUTIONAL CLASS
($.0001 PAR VALUE--2 BILLION
AUTHORIZED) BASED ON 7,133,617
OUTSTANDING SHARES                           71,349

PORTFOLIO SHARES--RETAIL CLASS
A ($.0001 PAR VALUE--2 BILLION
AUTHORIZED) BASED ON 965,349
OUTSTANDING SHARES                            9,750

PORTFOLIO SHARES--RETAIL CLASS
B ($.0001 PAR VALUE--2 BILLION
AUTHORIZED) BASED ON 102
OUTSTANDING SHARES                                1

UNDISTRIBUTED NET INVESTMENT
INCOME                                           72

ACCUMULATED NET REALIZED GAIN
ON INVESTMENTS                                   23

NET UNREALIZED DEPRECIATION OF
INVESTMENTS                                  (1,419)

TOTAL NET ASSETS:--100.0%                   $79,776

NET ASSET VALUE, OFFERING
PRICE AND REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                  $  9.85

NET ASSET VALUE AND REDEMPTION
PRICE PER SHARE--RETAIL CLASS A             $  9.85

MAXIMUM SALES CHARGE OF 2.00% (1)               .20

OFFERING PRICE PER
SHARE--RETAIL CLASS A                       $ 10.05

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS
B (2)                                       $  9.84


(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or demand date.

(B) Security sold within terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under the guidelines established by the Board of Directors.

(C) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994.

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


INTERMEDIATE TERM INCOME FUND

DESCRIPTION                         PAR (000) VALUE (000)

ASSET BACKED SECURITIES--9.6%
BW Home Equity Trust 1990-1 1
9.250%, 09/15/05                      $   34    $   35
Chemical Financial Acceptance 1991-A 1
6.450%, 12/15/97                         813       810
Fleet Finance Home Equity 1990-1
8.900%, 01/16/06                         140       142
Household Finance Home
Equity 1993-2 A3
4.650%, 12/20/08                       3,013     2,866
Olympic Auto Receivables Trust 1993-D
4.750%, 07/15/00                       2,557     2,480
Olympic Auto Receivables Trust 1994-A
5.700%, 01/15/01                         563       552

TOTAL ASSET BACKED SECURITIES
(COST $7,110)                                    6,885

U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS--8.9%
FHLMC
6.000%, 11/15/08                       3,500     2,973
7.550%, 05/15/20                         731       734
8.000%, 10/15/20                       2,630     2,645
FNMA
14.750%, 03/01/12                          1         1

U.S. GOVERNMENT AGENCY MORTGAGE BACKED
OBLIGATIONS (Cost $6,803)                        6,353

OTHER MORTGAGE BACKED OBLIGATIONS--10.4%
Drexel Burnham Lambert Trust S2
9.000%, 08/01/18                         108       110
GECMS 1994-12 A4
6.000%, 04/25/09                       2,925     2,642
Kidder Peabody Mortgage Assets Trust 6F
7.950%, 07/20/18                         876       881
MDC Mortgage Funding P3
8.200%, 11/20/17                          34        34
Morgan Stanley Mortgage Trust W5
9.050%, 05/01/18                         202       206
Prudential Home Mortgage
Securities 1992-6 A3
7.000%, 04/25/99                       2,100     2,051
Resolution Trust 1991-M6 B2
7.000%, 06/25/21                       1,535     1,517

OTHER MORTGAGE BACKED OBLIGATIONS
(Cost $7,498)                                    7,441

U.S. TREASURY OBLIGATIONS--55.1%
U.S. Treasury Note
4.625%, 02/15/96                     $ 6,055   $ 5,924
5.750%, 10/31/97                       7,565     7,313
5.125%, 11/30/98                      11,015    10,206
6.375%, 01/15/00                       4,230     4,060
6.250%, 02/15/03                      13,065    11,999

U.S. TREASURY OBLIGATIONS
(Cost $40,512)                                  39,502

CORPORATE OBLIGATIONS--7.4%
Bear Stearns
6.500%, 06/15/00                      2,800      2,573
Farmers Group
8.250%, 07/15/96                        320        326
GMAC
7.650%, 01/16/98                      2,385      2,385

CORPORATE OBLIGATIONS (Cost $5,701)              5,284

MASTER NOTES--8.8%
Associates Corporation of North America
4.813%, 10/04/94 (A)                  1,631      1,631
Barclays
4.779%, 10/03/94 (A)                  1,364      1,364
Goldman Sachs
4.950%, 10/04/94 (A)                  1,433      1,433
Heller Financial
4.935%, 10/04/94 (A)                  1,915      1,915

MASTER NOTES (Cost $6,343)                       6,343

TOTAL INVESTMENTS--100.2%
(Cost $73,967)                                  71,808

OTHER ASSETS AND LIABILITIES--(0.2%)
 OTHER ASSETS AND LIABILITIES, NET                (155)

NET ASSETS
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
7,163,523 outstanding
shares                                         $71,418

Portfolio
shares--Retail Class
A $.0001 par value--2
billion authorized)
based on 335,760
outstanding shares                               3,367

Accumulated net
realized loss on
investments                                       (973)

Net unrealized
depreciation of
investments                                     (2,159)

TOTAL NET
ASSETS:--100.0%                                $71,653

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                          $  9.55

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $  9.55

MAXIMUM SALES CHARGE
OF 3.75%+                                          .37

OFFERING PRICE PER
SHARE--RETAIL CLASS A                          $  9.92

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or the demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". Pursuant to guidelines adopted by the Board of Directors, this issue is determined to be liquid.
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     GMAC--General Motors Acceptance Corporation
     GECMS--General Electric Capital Marketing Service

The accompanying notes are an integral part of the financial statements.


FIXED INCOME FUND

DESCRIPTION                          PAR (000)   VALUE (000)

U.S. TREASURY OBLIGATIONS--72.9%
U.S. Treasury Bond
7.250%, 08/15/22                       $23,730     $21,886
U.S. Treasury Note
4.625%, 02/15/96                        15,335      15,002
5.750%, 10/31/97                         3,080       2,977
5.125%, 02/28/98                         5,000       4,710
5.125%, 11/30/98                        10,990      10,182
6.000%, 10/15/99                         2,250       2,130
6.375%, 01/15/00                         3,000       2,879
6.250%, 02/15/03                        12,195      11,201
U.S. Treasury STRIPS
02/15/99                                 1,055         773

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $74,260)                                      71,740

U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS--1.2%
FHLMC
6.000%, 11/15/08                         1,275       1,083
8.000%, 06/15/20                             1           1
FNMA
8.500%, 08/25/18                           100         102
TOTAL U.S. GOVERNMENT AGENCY
MORTGAGE BACKED OBLIGATIONS
(Cost $1,338)                                        1,186

CORPORATE DEBT OBLIGATIONS--8.7%
Bear Stearns
9.125%, 04/15/98                         1,000       1,043
8.750%, 03/15/04                         1,000       1,009
Farmers Group
8.250%, 07/15/96                         1,755       1,790
General Foods
6.000%, 06/15/01                         1,440       1,289
General Motors Acceptence
6.150%, 05/11/98                         2,025       1,925
Morgan Stanley Group
7.320%, 01/15/97                           250         251
Nationsbank
7.750%, 08/15/04                         1,000         955
Torchmark
9.625%, 05/01/98                           250         263

TOTAL CORPORATE DEBT OBLIGATIONS
(Cost $8,752)                                        8,525

OTHER MORTGAGE BACKED OBLIGATIONS--9.7%
Collateralized Mortgage
Securities 88-13 C
8.000%, 09/20/19                           152         152
Countrywide Mortgage Backed
Securities 1994-G A3
6.500%, 04/25/24                       $ 2,380     $ 2,164
Drexel Burnham Lambert Trust S-2
9.000%, 08/01/18                           941         961
General Electric Capital Marketing
Services 1994-12 A4
6.000%, 04/25/09                         3,125       2,824
Morgan Stanley Mortgage
Trust W-5
9.050%, 05/01/18                            48          49
Prudential Home Mortgage
Securities 1992-6 A3
7.000%, 04/25/99                           900         879
Residential Funding 1992-36 A2 P11
5.700%, 11/25/07                         1,348       1,303
Resolution Trust 1991-M6 B2
7.000%, 06/25/21 (B)                     1,212       1,198

TOTAL OTHER MORTGAGE BACKED
OBLIGATIONS (Cost $9,774)                            9,530

ASSET BACKED SECURITIES--1.3%
BW Home Equity Trust 1990-1 1
9.250%, 09/15/05                           110         111
Dillon Reed Structured Finance
1993-K1 A1
6.660%, 08/15/10                           602         507
Olympic Auto Receivables Trust 1994-A
5.700%, 01/15/01                           724         710

TOTAL ASSET BACKED SECURITIES
(Cost $1,367)                                        1,328

MASTER NOTES--7.9%
Associates Corporation of North America
4.813%, 10/04/94 (A)                     2,553       2,553
Goldman Sachs
4.950%, 10/04/94 (A)                     2,824       2,824
Heller Financial
4.935%, 10/04/94 (A)                     2,361       2,361

TOTAL MASTER NOTES
(Cost $7,738)                                        7,738

REPURCHASE AGREEMENTS--4.8%
J.P. Morgan 4.594%, dated 09/30/94, matures
10/03/94, repurchase price $2,245,296
(collateralized by a U.S. Treasury Note,
par value $12,149,025, maturity 02/15/15,
market value $2,289,362)                             2,244

Merrill Lynch 4.562%, dated 09/30/94,
matures 10/03/94, repurchase price
$2,431,224 (collateralized by a U.S.
Treasury Note, par value $2,470,486,
interest rate of 4.25%, maturity of
01/31/95, market value of $2,479,392)             $  2,431

TOTAL REPURCHASE AGREEMENTS
(Cost $4,675)                                        4,675

TOTAL INVESTMENTS--106.5%
(Cost $107,904)                                    104,722

OTHER ASSETS AND LIABILITIES--(6.5%)
OTHER ASSETS AND LIABILITIES, NET                   (6,392)

NET ASSETS
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 8,700,311 outstanding shares               93,441

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
774,206 outstanding shares                           8,473

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
11,135 outstanding shares                              116

Undistributed net investment income                      6

Accumulated net realized loss on
investments                                           (524)

Net unrealized depreciation
of investments                                      (3,182)

TOTAL NET ASSETS:--100.0%                         $ 98,330

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                             $  10.37

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                             $  10.37

MAXIMUM SALES CHARGE OF 3.75% (1)                      .40

OFFERING PRICE PER SHARE--RETAIL CLASS A          $  10.77

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS B (2)               $  10.35

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or the demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under guidelines established by the Board of Directors.
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     STRIPS--Separately Trading of Registered Interest and Prinicpal of
     Securities

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


MANAGED INCOME FUND

DESCRIPTION                         PAR (000) VALUE (000)

ASSET BACKED SECURITIES--14.6%
Capital Auto Receivable Asset
Trust, A 1993-1
5.850%, 02/15/98                      $1,312     $1,291
HFC Home Equity Loan Trust,
1992-2
6.850%, 11/20/12                      2,241      2,196
Leasing Solution Receivable,
1994-1
5.575%, 03/15/99                      1,770      1,752
Orix Credit Alliance Owner Trust,
1993-A
4.600%, 08/17/98                      2,263      2,214

TOTAL ASSET BACKED SECURITIES
(Cost $7,514)                                    7,453

CORPORATE OBLIGATIONS--62.0%

AEROSPACE & DEFENSE--1.5%
Lockheed
4.570%, 05/11/95                        750        744

AUTO/RENTAL--1.0%
Hertz
8.000%, 04/01/95                        500        504

BANKING--3.0%
Citicorp
8.625%, 11/15/94                        500        501
Fleet/Norstar Financial Group
10.200%, 09/15/95                     1,000      1,034

TOTAL BANKING                                    1,535

BUSINESS CREDIT--3.9%
International Lease & Finance
7.000%, 11/07/94                        500        501
Xerox Credit
9.500%, 11/01/94                        500        501
5.375%, 07/15/95                      1,000        992

TOTAL BUSINESS CREDIT                            1,994

CHEMICALS--1.0%
7.830%, 05/09/95                        500        505

ENERGY & POWER UTILITIES--4.7%
Houston Light & Power
8.625%, 01/15/96                      1,000      1,024
Pacific Gas & Electric
4.500%, 06/01/96                        725        699
Pacificorp
8.410%, 02/01/95                        700        704

TOTAL ENERGY & POWER UTILITIES                   2,427

FINANCE--2.0%
Heller Financial
6.500%, 11/15/95                      1,000        998

FINANCE - RECEIVABLES--1.9%
IBM Credit
5.130%, 08/11/95                     $1,000     $  990

FOOD & BEVERAGE--2.0%
ConAgra
9.190%, 06/30/95                      1,000      1,020

INSURANCE--2.8%
Provident Life Capital
9.650%, 12/01/94                      1,425      1,432

MACHINERY--1.5%
Tenneco
9.625%, 11/15/94                        750        754

MEDICAL PRODUCTS & SERVICES--1.0%
Baxter International
8.200%, 04/01/95                        500        504

PAPER & PAPER PRODUCTS--0.9%
International Paper
9.625%, 10/15/95                        450        465

PERSONAL CREDIT--10.3%
American General Finance
9.500%, 12/15/94                        750        755
7.300%, 10/16/95                        500        504
Beneficial
6.060%, 06/30/95                      1,000        999
Commercial Credit Group
6.950%, 10/01/94                        500        500
Discover Credit
6.680%, 05/15/95                        500        502
Household Finance
9.250%, 04/01/95                        500        501
ITT Financial
7.125%, 10/01/94                      1,000      1,002
Nordstrom Credit
8.750%, 03/20/95                        500        504

TOTAL PERSONAL CREDIT                            5,267

PETROLEUM REFINING--2.0%
Ashland Oil
9.875%, 09/01/95                        500        514
Atlantic Richfield
10.375%, 07/15/95                       500        516

TOTAL PETROLEUM REFINING                         1,030

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--1.4%
Eastman Kodak
9.200%, 01/15/95                        700        705

RAILROADS--0.5%
Union Pacific
9.160%, 09/25/95                     $  250    $   256

RETAIL--4.9%
Dayton Hudson
4.820%, 04/01/96                      1,000        970
Super Valu Stores
5.875%, 11/15/95                        750        743
Wendy's International
12.125%, 04/01/95                       750        767

TOTAL RETAIL                                     2,480

SECURITY & COMMODITY BROKERS--9.3%
Goldman Sachs
7.000%, 11/29/94                      1,170      1,171
Lehman Brothers
12.500%, 10/15/94                       615        616
6.000%, 12/30/94                      1,000      1,000
Salomon
4.600%, 01/15/95                      1,000        995
4.800%, 05/15/95                      1,000        990

TOTAL SECURITY & COMMODITY BROKERS               4,772

SEMI-CONDUCTORS & RELATED DEVICES--1.1%
Intel Overseas, Zero
Coupon
0.00%, 05/15/95                         608        584

TELEPHONES & TELECOMMUNICATION--1.5%
Southwestern Bell
9.000%, 07/17/95                        750        762

TOBACCO--3.8%
Philip Morris
6.250%, 06/05/95                      1,000      1,000
8.875%, 07/01/96                        900        927

TOTAL TOBACCO                                    1,927

TOTAL CORPORATE OBLIGATIONS
(Cost $33,146)                                  31,655

FLOATING RATE CORPORATE NOTES--7.8%
Chemical Banking
5.237%, 02/15/95 (A)                  1,000      1,000
Citicorp
8.633%, 12/15/95 (A)                  1,000      1,002
FNMA
4.910%, 04/16/95 (A)                  1,000        999
Lockheed
5.325%, 05/11/95 (A)                  1,000      1,000

TOTAL FLOATING RATE CORPORATE NOTES
(Cost $4,062)                                    4,001

U.S. GOVERNMENT AGENCY OBLIGATIONS--1.9%
FHLMC
4.750%, 01/15/01                     $1,000    $   963

TOTAL U.S. GOVERNMENT AGENCY
OBLIGATIONS (Cost $1,004)                          963

MASTER NOTES--11.7%
Associates Corporation of North America
4.813%, 10/04/94 (B)                  1,355      1,355
Barclays Bank
4.779%, 10/03/94 (B)                  1,554      1,554
Goldman Sachs
4.950%, 10/04/94 (B)                  1,375      1,375
Heller Financial
4.935%, 10/04/94 (B)                  1,695      1,695

TOTAL MASTER NOTES (Cost $5,979)                 5,979

TOTAL INVESTMENTS--98.0%
(Cost $51,705)                                  50,051

OTHER ASSETS AND LIABILITIES--2.0%
OTHER ASSETS AND LIABILITIES, NET                1,014

NET ASSETS
PORTFOLIO SHARES--INSTITUTIONAL CLASS (NO
PAR VALUE--UNLIMITED AUTHORIZATION) BASED
ON 4,735,847 OUTSTANDING SHARES                 48,140

PORTFOLIO SHARES--RETAIL CLASS A (NO PAR
VALUE--UNLIMITED AUTHORIZATION) BASED ON
631,025 OUTSTANDING SHARES                       6,451

UNDISTRIBUTED NET INVESTMENT INCOME                  8

ACCUMULATED NET REALIZED LOSS IN
INVESTMENTS                                     (1,880)

NET UNREALIZED DEPRECIATION OF INVESTMENTS      (1,654)

TOTAL NET ASSETS:--100.0%                      $51,065

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                          $  9.51

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $  9.52

MAXIMUM SALES CHARGE OF 2.00%+                     .19

OFFERING PRICE PER SHARE--RETAIL CLASS A       $  9.71


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.

(A) Floating Rate Notes--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994.

(B) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association

The accompanying notes are an integral part of the financial statements.


INTERMEDIATE GOVERNMENT BOND FUND

DESCRIPTION                        PAR (000) VALUE (000)

U.S. TREASURY OBLIGATIONS--79.6%
U.S. Treasury Notes
5.875%, 05/15/95                     $1,750     $1,752
5.125%, 11/15/95                        500        495
6.125%, 07/31/96                      1,000        992
6.250%, 08/31/96                      2,500      2,483
6.500%, 05/15/97                      1,000        991
6.500%, 08/15/97                      3,000      2,967
5.750%, 10/31/97                        650        628
5.625%, 01/31/98                        550        527
7.875%, 04/15/98                      3,000      3,073
7.125%, 10/15/98                      1,000      1,001
5.125%, 11/30/98                        605        561
6.375%, 01/15/99                        100         97
6.750%, 05/31/99                        500        490
6.875%, 07/31/99                      2,000      1,968
7.125%, 09/30/99                        700        695
7.875%, 08/15/01                      1,000      1,023
7.500%, 11/15/01                      2,000      2,003
7.500%, 05/15/02                      1,000      1,000
6.375%, 08/15/02                        500        466
6.250%, 02/15/03                        500        459

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $23,943)                                  23,671

U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS--10.9%
FHLB
7.750%, 04/25/96                        510        519
7.750%, 02/26/97                      1,000      1,018
6.975%, 07/26/99                      1,000        980
7.440%, 08/10/01                        750        740

TOTAL U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS (Cost $3,309)                 3,257

REPURCHASE AGREEMENTS--6.0%
J.P. Morgan 4.594%, dated 09/30/94, matures
10/03/94, repurchase price $721,133
(collateralized by a Treasury Interest
Strip Coupon, total par value $3,901,963,
matures 02/15/15, market value $735,286)           721

Merrill Lynch 4.562%, dated 09/30/94,
matures 10/03/94, repurchase price
$1,061,343 (collateralized by U.S. Treasury
Note, total par value $1,078,483, matures
01/31/95, market value $1,082,371)               1,061

TOTAL REPURCHASE AGREEMENTS
(Cost $1,782)                                    1,782

TOTAL INVESTMENTS--96.5% (Cost $29,034)         28,710

OTHER ASSETS AND LIABILITIES--3.5%
OTHER ASSETS AND LIABILITIES, NET                1,043

NET ASSETS
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
3,093,853 outstanding
shares                                        $28,079

Portfolio
shares--Retail Class A
($.0001 par value--2
billion authorized)
based on 220,225
outstanding shares                              2,077
Accumulated net
realized loss on
investments                                       (79)

Net unrealized
depreciation of
investments                                      (324)

TOTAL NET
ASSETS:--100.0%                               $29,753

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                         $  8.98

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                         $  8.98

MAXIMUM SALES CHARGE OF 3.00%+                    .28
OFFERING PRICE PER
SHARE--RETAIL CLASS A                         $  9.26


+ The offer price is calculated by dividing the net asset value per share by 1 minus the maximum sales charge of 3.00%.

     FHLB--Federal Home Loan Bank

The accompanying notes are an integral part of the financial statements.



MORTGAGE SECURITIES FUND

DESCRIPTION                          PAR (000) VALUE (000)

U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS--75.8%
FHLMC
7.250%, 12/01/98                         $147       $137
7.750%, 10/01/01                           95         91
8.500%, 10/01/01                           72         73
8.500%, 05/15/05                          615        616
7.400%, 10/15/05                        1,550      1,484
6.250%, 12/15/06                        1,000        896
6.500%, 09/01/07                          286        255
8.000%, 04/01/08                          352        342
8.000%, 10/01/08                          170        165
6.000%, 11/15/08                          615        522
8.750%, 09/01/09                          458        465
8.500%, 01/01/10                          145        144
14.500%, 02/01/11                           2          2
8.000%, 06/01/16                          106        103
9.000%, 07/01/16                           67         68
8.000%, 10/01/16                          162        157
7.500%, 11/01/16                          115        109
5.000%, 11/15/17                        1,500      1,359
FNMA
8.000%, 08/01/96                           12         12
9.148%, 06/01/97 (B)                       44         44
6.000%, 10/25/98                        1,636      1,605
5.750%, 11/25/98                        1,239      1,200
8.000%, 05/01/08                          235        229
6.000%, 06/25/08                        1,300      1,077
7.000%, 11/25/10                          191        181
14.750%, 03/01/12                          63         72
5.900%, 07/25/15                        1,500      1,370
8.250%, 07/25/15                        1,662      1,694
8.500%, 01/01/17                          220        221
7.500%, 04/01/18                          136        129
8.500%, 08/25/18                          700        715
7.000%, 10/25/19                        1,500      1,378
6.750%, 11/25/19                        1,000        940
5.000%, 05/25/23                        1,400      1,254
GNMA
10.250%, 05/15/98                          64         70
10.750%, 09/15/98                          47         51
10.750%, 10/15/00                         127        138
10.750%, 01/15/01                         138        151
6.500%, 06/15/03                          180        158
8.000%, 08/15/06                          133        129
8.000%, 08/15/07                          217        211
8.500%, 07/15/08                           38         38
8.500%, 08/15/08                          276        276
9.500%, 08/15/09                           14         15
14.000%, 10/15/12                           9         11
12.000%, 03/15/14                          63         72
12.000%, 03/15/15                      $   28    $    32
12.000%, 04/15/15                          26         29
12.000%, 06/15/15                          47         54
10.000%, 03/15/16                          38         41
9.500%, 09/15/16                          200        211
9.000%, 10/15/16                           21         21
9.000%, 02/15/17                          445        457
9.500%, 11/15/18                          440        463

TOTAL U.S. GOVERNMENT AGENCY
MORTGAGE BACKED OBLIGATIONS
(Cost $22,926)                                    21,737

OTHER MORTGAGE BACKED OBLIGATIONS--16.6%
American Housing Trust 3 B
7.500%, 08/25/12                        1,250      1,237
Bear Stearns Secured Investors
Trust 1991-2 E
7.500%, 12/20/98                        1,500      1,512
Collateralized Mortgage Obligation
Trust 63 D
9.000%, 04/20/97                        1,449      1,486
Morgan Stanley Mortgage Trust W 5
9.050%, 05/01/18                          513        524

TOTAL OTHER MORTGAGE BACKED OBLIGATIONS (Cost
$4,807)                                            4,759

MASTER NOTES--6.6%
Goldman Sachs
4.950%, 10/04/94 (A)                      823        823
Heller Financial
4.935%, 10/04/94 (A)                    1,068      1,068

TOTAL MASTER NOTES (Cost $1,891)                   1,891

TOTAL INVESTMENTS--99.0%
(Cost $29,624)                                    28,387

OTHER ASSETS AND LIABILITIES--1.0%
OTHER ASSETS AND LIABILITIES, NET                    287

NET ASSETS
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
2,926,027 outstanding
shares                                          $29,706

Portfolio
shares--Retail Class
A ($.0001 par
value--2 billion
authorized) based on
26,373 outstanding
shares                                              267

Accumulated net
realized loss on
investments                                         (62)

Net unrealized
depreciation of
investments                                      (1,237)

TOTAL NET
ASSETS:--100.0%                                 $28,674

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                           $  9.71

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                           $  9.71

MAXIMUM SALES CHARGE
OF 3.75%+                                           .38

OFFERING PRICE PER
SHARE--RETAIL CLASS A                           $ 10.09


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

(B) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994.
     FNMA--Federal National Mortgage Association
     GNMA--Government National Mortgage Association
     FHLMC--Federal Home Loan Mortgage Corporation

The accompanying notes are an integral part of the financial statements.


LIMITED TERM TAX FREE INCOME FUND

DESCRIPTION                            PAR (000) VALUE (000)

MUNICIPAL BONDS--97.0%

ALASKA--2.7%
Anchorage, Telephone Utility (RB)
(AMBAC)
3.500%, 12/01/96                           $250      $244
Spring Creek, Correctional Center,
Series A, Prerefunded @ 102 (COP) (CGIC)
9.500%, 10/01/95                            200       214

TOTAL ALASKA                                          458

CALIFORNIA--14.9%
Los Angeles, Series A (GO)
4.750%, 02/01/95                            250       250
San Francisco, Port Commission (RB)
4.400%, 07/01/96                            500       496
San Marcos, Zero Coupon (COP)
0.000%, 03/02/95                            300       295
Sonoma County (COP)
4.600%, 08/01/96                            470       468
State (GO)
6.000%, 05/01/97                            500       512
State, Series C (RAN)
5.750%, 04/25/96                            500       506

TOTAL CALIFORNIA                                    2,527

GEORGIA--3.1%
Cobb County and Marietta, Water
Authority, Prerefunded @ 102 (RB)
9.000%, 11/01/95                            250       267
Cobb County, School District (GO)
6.125%, 02/01/96                            250       256

TOTAL GEORGIA                                         523

ILLINOIS--7.0%
State Development Finance Authority,
School District, Zero Coupon (GO)
(FGIC)
0.000%, 12/01/96                            455       411
State Educational Facilities
Authority, Art Institute Of Chicago
(RB)
3.900%, 03/01/95                            225       224
State Educational Facilities
Authority, Columbia College (RB)
4.000%, 12/01/94                            155       155
State Metropolitan Pier & Exposition
Authority, Zero Coupon (RB) (AMBAC)
0.00%, 12/15/94                             200       199
State Sales Tax, Series S (RB)
3.250%, 06/15/95                            200       199

TOTAL ILLINOIS                                      1,188

INDIANA--2.9%
Indianapolis, Local Public
Improvement, Series A (RB)
4.850%, 01/10/95                           $215    $  216
New Albany, Sewer Works (RB) (AMBAC)
5.200%, 09/01/95                            270       272

TOTAL INDIANA                                         488

KENTUCKY--1.6%
Kenton County, Hospital Facilities,
Saint Elizabeth Medical Center,
Prerefunded @ 102 (RB) (AMBAC)
9.300%, 11/01/95                            250       268

LOUISIANA--2.3%
State Deepwater Port Authority,
Series B (RB)
4.600%, 09/01/95                            200       200
State Public Facilities Authority,
St. Francis Medical Center Project
(RB) (FSA)
3.550%, 07/01/96                            200       197

TOTAL LOUISIANA                                       397

MAINE--2.9%
State Highway Authority (RB)
6.000%, 04/15/96                            480       491

MASSACHUSETTS--4.1%
State Housing Finance Agency, Insured
Rental Housing, Series A (RB) (AMBAC)
(AMT)
4.900%, 01/01/97                            250       248
State Port Authority, Series A (RB)
3.600%, 07/01/95                            250       249
State Water Resource Authority (RB)
4.125%, 10/15/95                            200       200

TOTAL MASSACHUSETTS                                   697

MINNESOTA--10.5%
Fridley, Commercial Developement,
Mandatory Put @ 100 (RB) (NBOC)
4.900%, 09/01/96                            235       234
Minneapolis, Special School District
#001 (COP)
4.750%, 06/01/96                            300       299
Minnetonka, Multifamily Housing,
Southampton Apartments Project,
Mandatory Put @ 100 (RB) (NBOC)
4.750%, 06/01/95                            500       500
Southern Municipal Power Agency, Series
B (RB)
4.500%, 01/01/96                           $500    $  498
Western Municipal Power Agency, Series
A, Prerefunded @ 102 (RB)
9.500%, 01/01/96                            225       243

TOTAL MINNESOTA                                     1,774

NEBRASKA--3.5%
Omaha, Public Power District, Series B (RB)
3.400%, 02/01/95                            300       299
Omaha, Public Power District,
Series D (RB)
3.300%, 02/01/95                            300       299

TOTAL NEBRASKA                                        598

NEVADA--1.9%
Las Vegas Valley, Water Distribution
(RB) (AMBAC)
9.500%, 08/01/95                            300       314

NEW MEXICO--1.8%
Albuquerque Airport, Gross Receipts Tax
(RB)
8.250%, 07/01/95                            300       309

NEW YORK--1.6%
State Medical Care Facilities, Series
A, Prerefunded @ 102 (RB) (AMBAC)
8.500%, 01/15/96                            250       268

NORTH DAKOTA--1.9%
Cass County, Hospital Facility,
Mandatory Sinking Fund (RB)
8.500%, 09/01/97                            300       314

OHIO--1.2%
State Building Authority (RB)
3.250%, 04/01/95                            200       199

RHODE ISLAND--5.9%
Pawtucket (GO) (FGIC)
7.750%, 04/15/97                            750       796
State (GO)
6.900%, 06/15/95                            200       204

TOTAL RHODE ISLAND                                  1,000

SOUTH CAROLINA--1.6%
Florence County, Mcleod Regional
Medical Center Project, Series B,
Prerefunded @ 102 (RB) (FGIC)
8.300%, 11/01/95                            250       265

TENNESSEE--1.6%
State Local Developement Authority, Community
Provider Loan Program (RB)
4.600%, 10/01/96                           $275    $  273

TEXAS--10.8%
Dallas, Waterworks & Sewer (RB)
8.200%, 04/01/97                            500       538
Panhandle Plains, Higher Education
Authority, Mandatory Put
@ 100 (RB) (SLMA)
3.650%, 03/02/95                            300       300
San Antonio (GO)
8.000%, 08/01/95                            250       258
State (GO)
6.700%, 12/01/96                            320       336
State, Prerefunded @ 100 (GO)
8.000%, 10/01/95                            200       207
Texas Tech University (RB)
3.350%, 02/15/95                            200       199

TOTAL TEXAS                                         1,838

UTAH--1.9%
State Intermountain Power Agency, 1985
Series A, Prerefunded @ 102.50 (RB)
9.250%, 07/01/95                            300       319

VIRGINIA--2.6%
Fairfax County, Water Authority (RB)
3.350%, 04/01/96                            250       245
Virginia Beach (GO)
3.350%, 07/15/95                            200       199

TOTAL VIRGINIA                                        444

WASHINGTON--6.4%
Seattle, Municipal Power & Light (RB)
3.450%, 05/01/95                            300       298
South Columbia Basin (RB)
4.800%, 12/01/95                            200       201
State Public Power Supply, Nuclear
Project #3, Series C (RB)
3.500%, 07/01/95                            300       298
State, Series R-94A (GO)
3.400%, 08/01/95                            300       297

TOTAL WASHINGTON                                    1,094

WISCONSIN--2.3%
Kenosha, Public And Miscellaneous Improvements,
Series A, Promissory
Notes, (GO) (AMBAC)
3.800%, 04/01/95                            200       200
Milwaukee (GO)
3.750%, 06/15/95                           $200   $   199

TOTAL WISCONSIN                                       399

TOTAL MUNICIPAL BONDS (Cost $16,525)               16,445

CASH EQUIVALENTS--1.1%
Federated Minnesota Municipal
Cash Trust (A)
3.304%, 10/07/94                              55          55
Federated Tax Free Money Market (A)
3.294%, 10/07/94                             125         125

TOTAL CASH EQUIVALENTS (Cost $180)                       180

TOTAL INVESTMENTS--98.1%
(Cost $16,705)                                        16,625

OTHER ASSETS AND LIABILITIES--1.9%
OTHER ASSETS AND LIABILITIES, NET                        323

NET ASSETS
Portfolio shares--Institutional Class (no par
value--unlimited authorization) based on
1,643,218 outstanding shares                          16,441

Portfolio shares--Retail Class a (no par
value--unlimited authorization) based on 60,241
outstanding shares                                       602

ACCUMULATED NET REALIZED LOSS ON INVESTMENTS             (15)

NET UNREALIZED DEPRECIATION OF INVESTMENTS               (80)

TOTAL NET ASSETS:--100.0%                            $16,948

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                 $  9.95

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $  9.95

MAXIMUM SALES CHARGE OF 2.00%+                           .20

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 10.15

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or demand date.

     GO--General Obligation
     RB--Revenue Bond
     COP--Certificates of Participation
     RAN--Revenue Anticipation Notes
     AMT--Alternative Minimum Tax
     AMBAC--American Municipal Bond Assurance Company
     SLMA--Student Loan Marketing Association
     NBOC--National Bank of Canada
     FGIC--Financial Guaranty Insurance Corporation
     FSA--Financial Security Assurance
     CGIC--Capital Guaranty Insurance Company

The accompanying notes are an integral part of the financial statements.


INTERMEDIATE TAX FREE FUND

DESCRIPTION                             PAR (000) VALUE (000)

MUNICIPAL BONDS--93.4%

ALABAMA--1.3%
Jefferson County, Sewer System
(RB) (MBIA)
5.000%, 09/01/01                             $100     $ 98

CALIFORNIA--11.0%
Contra Costa, Water Authority, Callable 10/01/04
@ 102 (RB) (MBIA)
5.800%, 10/01/07                              200      196
Orange County, Transportation
Authority, Callable 02/15/02
@ 102 (RB)
5.700%, 02/15/03                              200      202
San Diego, Callable 01/01/04
@ 101 (RB)
5.625%, 01/01/06                              200      198
State Health Facilities Authority,
Callable 10/01/98 @ 102 (RB) (CMI)
7.250%, 10/01/99                              200      209

TOTAL CALIFORNIA                                       805

COLORADO--1.9%
Aurora, Single Family Mortgage,
Series 1993-A (RB)
3.875%, 05/01/00                               60       59
Colorado Springs, Utilities, Series A,
Prerefunded @ 100 (RB)
8.000%, 05/15/97                               20       22
Denver, City & County Refunding,
Callable 09/01/01 @ 100 (RB)
5.100%, 09/01/05                               60       57

TOTAL COLORADO                                         138

FLORIDA--0.4%
Dade County, Senior High School
Facilities, Series A, Callable 07/01/95
@ 102 (COP) (LOC: Sumitomo Bank)
6.900%, 07/01/97                               15       15
North Brevard County, Health, Hospital,
And Nursing Home Improvements, Jess
Parish Memorial Hospital (RB) (AMBAC)
6.800%, 09/01/96                               15       16

TOTAL FLORIDA                                           31

GEORGIA--0.2%
State Municipal Electric Power
Authority, Series P (RB)
7.200%, 01/01/98                               15       16

IDAHO--1.5%
State Health Facilities Authority, Saint
Joseph Medical Center (RB) (MBIA)
4.950%, 07/01/06                             $100     $ 93
State Housing Agency, Single Family
Mortgage (RB)
5.900%, 07/01/99                               15       15

TOTAL IDAHO                                            108

ILLINOIS--6.0%
Central Lake County, Joint Action Water
Agency (RB) (FGIC)
5.100%, 05/01/03                              100       95
Chicago, Public Improvements, Series A
(GO) (AMBAC)
4.700%, 01/01/98                               25       25
Lake County, Water & Sewer System,
Series A, Prerefunded @ 100 (RB) (AMBAC)
6.800%, 12/01/01                               25       27
Lansing, Sales Tax, Callable @ 102
12/01/02 (RB) (AMBAC)
5.350%, 12/01/04                              200      196
Rockford, Park District, Series B,
Callable 01/01/99 @ 100 (GO)
4.400%, 01/01/00                               75       70
Springfield, Miscellaneous Improvements
(GO)
6.550%, 12/01/98                               25       26

TOTAL ILLINOIS                                         439

INDIANA--2.6%
Perry Township, Multi-school Building,
Escrowed To Maturity (RB) (STAID)
7.000%, 07/01/97                               15       16
Tippecanoe County, Lafayette Building
Authority (RB)
4.750%, 01/01/00                              100       97
Transportation Authority,
Series A (RB)
5.400%, 12/01/97                               75       76

TOTAL INDIANA                                          189

IOWA--1.9%
Davenport, Home Ownership Mortgage,
Series 1994 (RB)
4.000%, 03/01/03                              140      138

MICHIGAN--2.6%
Dearborn, School District Callable
05/01/03 @ 101.5 (GO) (MBIA)
4.850%, 05/01/05                             $100     $ 91
St. Joseph, Hospital Finance Authority,
Mercy Memorial Medical Center (RB)
(AMBAC)
4.750%, 01/01/02                              100       95

TOTAL MICHIGAN                                         186

MINNESOTA--8.5%
Minneapolis & St Paul, Housing &
Redevelopment Authority, Callable
11/15/03 @ 102 (RB) (AMBAC)
4.750%, 11/15/18                              100       79
Robbinsdale, North Memorial
Medical Center, Series B Callable
05/15/03 @ 102 (RB) (AMBAC)
5.450%, 05/15/13                              150      136
Saint Louis Park, Health Care
Facilities, Series A (RB) (AMBAC)
4.300%, 07/01/00                              100       95
Southern Minnesota, Municipal
Power Authority, Callable 01/01/03
@ 102 (RB)
5.600%, 01/01/04                              200      196
State Higher Education Facilities
Authority, Saint Catherines College,
Series 3-M2 (RB) (CL)
4.800%, 10/01/98                               25       25
Wayzata, School District, Series B,
Callable 02/01/03 @ 100 (GO) (FGIC)
4.900%, 02/01/07                              100       90

TOTAL MINNESOTA                                        621

MISSOURI--4.8%
Kansas City, Metropolitan Community
Colleges Building, Series B (RB) (FGIC)
4.050%, 07/01/98                               40       39
Kansas City, School District (RB) (FGIC)
6.300%, 02/01/00                              300      314

TOTAL MISSOURI                                         353

MONTANA--1.3%
State Health Facility Authority, Holy
Rosary Hospital Project, Series 1993
(RB) (MBIA)
4.400%, 07/01/01                              100       95

NEBRASKA--0.3%
State Public Power District, Series A, Callable
01/01/03 @ 102 (RB)
5.200%, 01/01/07                             $ 25     $ 23

NORTH DAKOTA--11.2%
Bismarck, Hospital Authority (RB) (AMBAC)
6.250%, 05/01/99                              200      208
Fargo, Water Authority Callable
1-12/01/04 @ 100 (RB) (MBIA)
5.000%, 01/01/05                              300      274
State Building Authority (RB) (AMBAC)
6.900%, 06/01/97                              300      314
State Municipal Bond Bank, Capital
Financing Program, Series E (RB)
6.400%, 12/01/95                               20       21

TOTAL NORTH DAKOTA                                     817

OKLAHOMA--2.9%
Oklahoma County, Home Finance
Authority Zero Coupon (RB), Escrowed
To Mandatory Put Date @ 56.915
0.000%, 03/01/06                              790      214

OREGON--9.1%
Deschutes & Jefferson Counties, School
District (GO) (MBIA)
5.000%, 06/01/02                              200      194
Multnomah County, School District (GO)
5.100%, 06/01/03                              200      194
State (GO)
7.000%, 07/01/01                              250      272

TOTAL OREGON                                           660

PENNSYLVANIA--3.9%
Commonwealth, Callable 05/01/04 @ 101.5
(GO)
5.300%, 05/01/06                              300      284

SOUTH CAROLINA--1.4%
Beaufort County, (GO) (MBIA)
5.200%, 12/01/98                              100      101

SOUTH DAKOTA--0.7%
State Building Authority, Series B
Callable 09/01/01 @ 100 (RB)
6.600%, 09/01/04                               25       26
State Health And Education, Rapid City
Regional Hospital (RB) (MBIA)
5.300%, 09/01/00                               25       25

TOTAL SOUTH DAKOTA                                      51

TEXAS--1.6%
Addison, Water & Sewer System (RB)
(AMBAC)
4.400%, 05/01/99                             $100     $ 98
San Antonio, Electric And Gas
Improvement (RB)
6.900%, 02/01/96                               15       15

TOTAL TEXAS                                            113

VIRGINIA--4.0%
Virginia Beach, Callable 11/01/04
@ 102 (GO) (STAID) *Non-income producing security
5.500%, 11/01/05                              300      293

WASHINGTON--3.1%
Pierce County, School District #10
Callable 06/01/96 @ 100 (GO)
6.700%, 06/01/97                               15       15
Seattle, (GO)
4.200%, 12/01/99                               25       23
Snohomish County, School District
#15 EDMONDS (GO) (MBIA)
5.100%, 12/01/02                              100       97
State Health Care Facilities, Dominican
Health Services (RB) (CL)
5.200%, 06/01/01                               75       74
State Health Care Facilities, Tacoma
Multi-care Medical Center (RB) (FGIC)
7.150%, 08/15/98                               15       16

TOTAL WASHINGTON                                       225

WASHINGTON, D.C.--2.9%
DISTRICT OF COLUMBIA, CALLABLE 6/01/98 @
101.5 (GO) (MBIA)
6.750%, 06/01/01                              200      209

WEST VIRGINIA--0.2%
State Hospital Finance Authority, West
Virginia University Medical Center,
Callable 01/01/98 @ 102 (RB) (MBIA)
7.400%, 01/01/99                               15       16

WISCONSIN--7.5%
Kenosha, Promissory Notes, Series A (GO)
(AMBAC)
4.900%, 04/01/99                               75       74
Oak Creek, Water Works System, Callable
12/95 @ 100 (RB)
5.600%, 12/01/96                               25       25
State Health & Education Authority,
Marquette University Project Callable
12/01/01 @ 100 (RB) (MBIA)
5.400%, 12/01/03                             $ 60     $ 58
State Health And Educational Facilities,
Childrens Hospital, Series B (RB) (FGIC)
6.500%, 08/15/95                               15       15
State, Prerefunded @ 100 (GO)
6.900%, 05/01/98                              300      318
Wausau, Sewer System (RB)
5.300%, 01/01/02                               60       59

TOTAL WISCONSIN                                        549

WYOMING--0.6%
State Community Development Authority,
Single Family Mortgage, Series A (RB)
(FHA)
6.400%, 06/01/95                               15       15
Sweetwater, Pollution Control,
Pacific Power & Light Project,
Prerefunded 12/01/01 @ 100 (RB)
6.500%, 12/01/01                               25       27

TOTAL WYOMING                                           42

TOTAL MUNICIPAL BONDS (Cost $6,912)                  6,814

CASH EQUIVALENTS--4.7%
Federated Minnesota Municipal Cash Trust
3.304%, 10/07/94                               68       68
Federated Tax Free Money Market
3.294%, 10/07/94                              273      273

TOTAL CASH EQUIVALENTS (Cost $341)                     341

TOTAL INVESTMENTS--98.1%
(Cost $7,253)                                        7,155

OTHER ASSETS AND LIABILITIES--1.9%
OTHER ASSETS AND LIABILITIES, NET                      141

NET ASSETS
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
599,982 outstanding shares                          $6,269

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 109,654
outstanding shares                                   1,166

Accumulated net realized loss on investments           (41)

Net unrealized depreciation of
investments                                            (98)

TOTAL NET ASSETS:--100.0%                           $7,296

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                          $10.28

NET ASSET VALUE AND REDEMPTION
PRICE PER SHARE--RETAIL CLASS A                     $10.28

MAXIMUM SALES CHARGE OF 3.00%+                         .32

OFFERING PRICE PER SHARE--RETAIL CLASS A            $10.60


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or demand date.

     GO--General Obligation
     RB--Revenue Bond
     AMBAC--American Municiapl Bond Assurance Company
     CL--Connie Lee
     CMI--California Municipal Insurers
     FGIC--Financial Guaranty Insurance Corporation
     FHA--Federal Housing Authority
     MBIA--Municipal Bond Insurance Association
     STAID--State Aid Withholding
     COP--Certificates of Participation
     LOC--Letter of Credit

The accompanying notes are an integral part of the financial statements.


COLORADO INTERMEDIATE TAX FREE FUND

DESCRIPTION                          PAR (000) VALUE (000)

MUNICIPAL BONDS--98.9%

COLORADO--98.9%
Adams County, School District
(GO) (FGIC)
6.000%, 12/01/00                          $250     $261
Arapahoe County (COP) (AMBAC)
5.650%, 12/01/98                           125      128
Arapahoe County, Cherry Creek School
District #5, Callable 12/15/95 @ 102 (GO)
5.600%, 12/15/97                           350      357
Auraria, Higher Education Center,
Callable 04/01/03 @ 101 (RB) (FSA)
5.000%, 04/01/05                           200      186
Aurora, Callable 12/01/04 @ 101 (COP)
6.000%, 12/01/06                           350      343
Aurora, Single Family Mortgage,
Series 1993A, Callable 11/01/94 @ 100
(RB)
3.875%, 05/01/00                            15       15
Boulder Valley, School District
#Re 2, Series A (GO)
5.500%, 10/15/99                            75       76
Boulder, Callable 10/01/01 @ 101 (GO)
5.700%, 10/01/04                           250      249
Boulder, Larimer, & Weld Counties,
Vrain Valley School District,
Prerefunded @ 101 (GO)
7.200%, 12/15/99                           400      436
Boulder, Urban Renwal Tax Allocation
(RB) (MBIA)
5.700%, 03/01/00                           150      153
Breckenridge, Excise Tax (RB) (MBIA)
5.100%, 12/01/00                           400      397
Broomfield, Callable 11/01/96 @ 101 (GO)
7.600%, 11/01/03                           350      371
Centennial Water & Sanitation, Series A,
Callable 12/01/96 @ 101 (GO) (SWB)
4.750%, 12/01/97                           200      198
Colorado Springs, Colorado College
Project (RB)
4.100%, 06/01/99                            30       29
Colorado Springs, Series A, Callable
11/15/01 @ 102 (RB)
6.625%, 11/15/04                            40       43
Denver, City & County Airport, Series F
(RB) (BOM) (AMT) (A)
3.850%, 11/15/25                           300      300
Denver, City & County School
District #1 (GO)
5.600%, 06/01/08                           350      329
Denver, Major League Baseball Stadium
District, Revenue Refunding & Import
Sales Tax, Series A (RB) (FGIC)
5.800%, 10/01/98                          $ 50     $ 52
Eagle, Garfield, & Routt Counties,
School District #50J Callable
12/01/04 @ 102 (GO) (FGIC)
6.125%, 12/01/09 (B)                       390      389
El Paso County, School District #020 (GO)
6.100%, 12/01/99                           150      152
Fort Collins, Callable 12/01/02 @ 101 (GO)
5.550%, 12/01/03                            75       75
Fort Collins, Downtown Development
Authority (RB) (MBIA)
6.200%, 06/01/01                            75       78
Fort Collins, Sales & Use Tax (RB) (FGIC)
4.900%, 06/01/01                           100       98
Jefferson County, Callable 12/15/02
@ 101 (GO) (AMBAC)
5.900%, 12/15/04                           350      357
Jefferson County, Industrial
Development (RB)
6.625%, 09/01/01                            65       68
Jefferson County, Metropolitain Y.M.C.A.,
Callable 08/01/04 @ 100 (RB)
7.500%, 08/01/08                           200      197
La Plata County, School Districts
#9 and Durango, Callable 11/01/02
@ 101 (GO) (FGIC)
6.200%, 11/01/05                           400      412
Larimer County (GO)
5.400%, 12/15/04                           125      121
Larimer, Weld, & Boulder Counties,
School District #R-2J Thompson,
Callable 12/15/04 @ 100 (GO)
5.900%, 12/15/06                           350      347
Longmont (GO)
5.250%, 11/15/01                            75       75
Platte River Power Authority, Series BB (RB)
5.500%, 06/01/02                           150      150
Poudre Valley, Hospital District (RB)
4.600%, 11/15/99                            50       48
Pueblo, Urban Renewal Authority,
Callable 12/01/03 @ 101 (RB)
5.800%, 12/01/09                           150      146
State Board of Agriculture, Fort
Lewis College (RB) (FGIC)
6.000%, 10/01/02                           200      207
State Colleges Board, Mesa State College,
Series B Enterprise, Callable 05/15/04
@ 101 (RB) (MBIA)
5.500%, 05/15/09                          $200   $  187
State Housing Finance Authority (RB)
5.000%, 06/01/04                           100       94
State Housing Finance Authority,
Multifamily Housing, Series A (RB) (FHA)
5.125%, 10/01/03                           100       95
State Housing Finance Authority,
Single Family Mortgage, Series C-2
(RB) (FHA) (AMT)
6.850%, 08/01/22                            90       90
State Regional Transit District,
Sales Tax (RB) (FGIC)
4.875%, 11/01/01                            75       73
State Student Loan Obligation
Authority, Series A (RB)
6.250%, 06/01/96                           125      129
State Water Resource & Power
Development Authority, Callable
09/01/02 @ 101 (RB) (FSA)
5.900%, 09/01/03                            75       77
State Water Resources & Power
Development Authority, Clean Water,
Callable 09/01/02 @ 102 (RB)
5.800%, 09/01/06                           150      150
Thornton, Callable 12/01/02
@ 101 (GO) (FGIC)
5.650%, 12/01/03                           150      151

TOTAL COLORADO                                    7,889

TOTAL MUNICIPAL BONDS
(Cost $7,921)                                     7,889

CASH EQUIVALENTS--3.2%
Federated Tax Free Money Market (A)
3.294%, 10/07/94                          $252   $  252

TOTAL CASH EQUIVALENTS (Cost $252)                  252

TOTAL INVESTMENTS--102.1%
(Cost $8,173)                                     $8,141

(A) Variable Rate with Demand Features--the rate reported in the Schedule of Investments is the rate in effect as of September 30, 1994

(B)  When issued security (Cost $389,009)

     AMT--Alternative Minimum Tax
     COP--Certificates of Participation
     GO--General Obligation
     RB--Revenue Bond
     AMBAC--American Municipal Bond Assurance Company
     FGIC--Financial Guaranty Insurance Company
     FHA--Federal Housing Authority
     FSA--Financial Security Assurance
     SWB--Swiss Bank
     MBIA--Municipal Bond Insurance Company
     BOM--Bank of Montreal

The accompanying notes are an integral part of the financial statements.


MINNESOTA INSURED INTERMEDIATE TAX FREE FUND

DESCRIPTION                           PAR (000) VALUE (000)

MUNICIPAL BONDS--95.3%

MINNESOTA--95.3%
Anoka County Solid Waste Disposal
(RB) (CFC) (AMT)
6.000%, 12/01/98                         $500     $507
Anoka-Hennepin, Callable 02/01/03 @
100 (GO) (FGIC)
4.875%, 02/01/07                          500      448
Becker, Tax Increment, Series D,
Callable 08/01/04 @ 100 (GO) (MBIA)
6.000%, 08/01/07                          500      493
Bloomington, Mall of America
Project, Series A, Callable 02/01/04
@ 100 (RB) (FSA)
5.450%, 02/01/09                          800      778
Burnsville Apartment Projects, Series A,
Putable 12/01/98 (RB) (PMLIC)
5.000%, 12/01/08                          500      496
Coon Rapids, Single Family Mortgage,
Callable 09/01/04 @ 102 (RB)
5.900%, 09/01/06                          500      492
Dakota County, Housing & Redevelopment
Authority, Single Family Mortgage, Callable
09/01/98 @ 103 (RB) (GNMA, FHA/VA
Credit Support)
7.250%, 03/01/06                          900      900
Dakota County, Single Family
Mortgage, Series 1994A, Callable
04/01/04 @ 102 (RB) (FNMA) (AMT)
6.250%, 10/01/04                          500      500
Dakota, Washington & Stearns
Counties, Single Family Mortgage,
Callable 03/01/04 @ 102 (RB)
(FNMA) (AMT)
6.000%, 09/01/04                          650      645
Duluth, Economic Development
Authority, Health Care Facilities,
Callable 11/01/02 @ 102
(RB) (AMBAC)
6.100%, 11/01/04                          500      512
Mahtomedi, Independent School
District (GO) (FGIC)
4.250%, 02/01/02                          100       92
Mankato, Independent School
District, Series A, Callable
02/01/04 @ 100 (GO) (CGIC)
5.000%, 02/01/05                          800      749
Minneapolis & St. Paul, Housing
Finance Board, Single Family
Mortgage, Series A (RB) (AMT)
(GNMA, FHA/VA Credit Support)
7.875%, 12/01/12                         $ 50     $ 50
Minneapolis & St.Paul Metropolitan
Airports, Callable 01/01/99 @ 102
(RB) (AMT)
7.800%, 01/01/11                          500      543
Minneapolis, Community Development
Agency, (RB) (MBIA)
7.000%, 03/01/01                          800      871
Minneapolis, Convention Center,
Prerefunded @ 102, (RB) (AMBAC)
7.400%, 04/01/96                          250      265
Minneapolis, Health Care Facilities,
Callable 11/15/02 @ 102 (RB) (MBIA)
5.100%, 11/15/05                          700      655
Minneapolis, Hennepin Avenue,
Series C (GO)
6.200%, 03/01/02                          750      788
Northern Municipal Power Agency,
Minnesota Electric, Series A, Callable
01/01/03 @ 102 (RB) (AMBAC)
5.700%, 01/01/05                          800      801
Plymouth Health Facilities,
Callable 06/01/04 @ 102 (RB) (CGIC)
6.200%, 06/01/11                          800      798
Robbinsdale, North Memorial
Medical Center Project, Escrowed
To Maturity, (RB) (AMBAC)
6.750%, 01/01/97                          400      418
Rochester, St. Mary's Hospital
Project, Escrowed To Maturity (RB)
5.750%, 10/01/07                          500      489
Rosemount, Independent School
District, Series B, (GO) (FGIC)
5.600%, 02/01/98                          500      509
Saint Louis Park, Health Care
Facilities, Series A (RB) (AMBAC)
4.300%, 07/01/00                          100       95
Saint Louis Park, Methodist
Hospital Facilities, Series C,
Pre-Refunded @ 102 (RB) (AMBAC)
7.150%, 07/01/00                          500      555
St. Paul Sewer Systems, Callable
06/01/03 @ 100 (RB) (AMBAC)
5.350%, 12/01/04                          800      785
St. Paul, Housing & Development
Authority, Downtown & Seventh Place
Project (RB) (AMBAC)
4.850%, 09/01/01                          500      486
St. Paul, Housing & Redevelopment
Authority, Civic Center Project (RB)
4.550%, 11/01/00                         $100     $ 94
State Housing Finance Agency, Single
Family Mortgage, Series D, Callable
01/01/04 @ 102 (RB) (AMBAC)
4.800%, 07/01/04                           800     757
State Tax-Exempt Mortgage
Trust, Series A (Guarantor:
Northwestern National) (RB) (A)
4.096%, 02/01/96                           251     251
State Tax-Exempt Mortgage
Trust, Series C (Guarantor:
Northwestern National) (RB) (A)
5.306%, 01/15/95                           993     984
Stearns County, Housing &
Redevelopment Authority, Callable
02/01/99 @ 102, (RB) (AMBAC)
6.750%, 02/01/04                         1,000   1,054
Stillwater, Independent School
District, Callable 02/01/02 @ 100
(RB) (FGIC)
5.200%, 02/01/03                           800     777
Washington County, Housing
& Redevelopment Authority,
Pre-Refunded 02/01/02 @ 100, (RB)
6.800%, 02/01/02                           800     867
Wayzata Independent School District,
Series B, Callable 02/01/03 @ 100
(GO) (FGIC)
4.900%, 02/01/07                           800     722
Wright County Solid Waste, Series C,
Callable 12/01/99
@ 100 (RB) (AMT) (CGIC)
7.000%, 12/01/05                           500     543

TOTAL MINNESOTA                                 20,769

TOTAL MUNICIPAL BONDS
(Cost $21,021)                                  20,769

CASH EQUIVALENTS--3.5%
Federated Minnesota Municipal Cash
Trust (A)
3.304%, 10/07/94                           482     482
Federated Tax Free Money Market (A)
3.294%, 10/07/94                           276     276

TOTAL CASH EQUIVALENTS (Cost $758)                 758

TOTAL INVESTMENTS--98.8%
(Cost $21,779)                                  21,527

OTHER ASSETS AND LIABILITIES--1.2%
OTHER ASSETS AND LIABILITIES, NET                  253

NET ASSETS
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 2,114,099 outstanding shares          $20,524

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
157,379 outstanding shares                       1,520

Accumulated net realized loss on
investments                                        (12)

Net unrealized depreciation
of investments                                    (252)

TOTAL NET ASSETS:--100.0%                      $21,780

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                          $  9.59

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $  9.58

MAXIMUM SALES CHARGE OF 3.00%+                     .30

OFFERING PRICE PER SHARE--RETAIL CLASS A       $  9.88

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

     AMT--Alternative Minimum Tax
     GO--General Obligation
     RB--Revenue Bond
     AMBAC--American Municipal Bond Assurance Company
     CFC--National Rural Utilities Cooperative Finance Corporation
     CGIC--Capital Guaranty Insurance Company
     FGIC--Financial Guaranty Insurance Company
     FHA/VA--Federal Housing Authority/Veterans Administration
     FNMA--Federal National Mortgage Association
     FSA--Financial Security Assurance
     GNMA--Government National Mortgage Association
     MBIA--Municipal Bond Insurance Company
     PMLIC--Phoenix Mutual Life Insurance Company

The accompanying notes are an integral part of the financial statements.



ASSET ALLOCATION FUND

DESCRIPTION                               SHARES  VALUE (000)

COMMON STOCKS--60.3%

AEROSPACE & DEFENSE--0.5%
Lockheed                                   600       $ 42
Loral                                      700         28
Martin Marietta                            800         36
Raytheon                                 1,300         82
Rockwell International                   2,100         72

TOTAL AEROSPACE & DEFENSE                             260

AGRICULTURE--0.1%

Pioneer Hi-Bred International              900         28

AIR TRANSPORTATION--0.2%
AMR*                                       600         31
Delta Air Lines                            300         13
Federal Express*                           600         37

TOTAL AIR TRANSPORTATION                               81

AIRCRAFT--0.9%
AlliedSignal                             2,700         92
Boeing                                   2,800        121
General Dynamics                           600         26
McDonnell Douglas                          400         46
Northrop                                   700         32
Textron                                    700         36
United Technologies                      1,100         69

TOTAL AIRCRAFT                                        422

APPAREL/TEXTILES--0.1%
Liz Claiborne                              700         16
V.F.                                       600         30

TOTAL APPAREL/TEXTILES                                 46

AUTOMOTIVE--1.7%
Chrysler                                 2,900        130
Dana                                     1,000         28
Eaton                                      900         43
Ford Motor                               8,300        230
General Motors                           6,800        319
Paccar                                     390         18
TRW                                        500         36

TOTAL AUTOMOTIVE                                      804

BANKS--3.6%
Banc One                                 3,552        106
Bank Of Boston                             900         24
BankAmerica                              3,100        134
Bankers Trust New York                     700         47
Barnett Banks                            1,100         49
Boatmens Bancshares                        900         28
Chase Manhattan                          1,800       $ 62
Chemical Banking                         2,100         74
Citicorp                                 3,200        135
Corestates Financial                     1,300         35
First Chicago                              900         41
First Fidelity Bancorp                     800         34
First Interstate Bancorp                   700         57
First Union                              1,700         74
Fleet Financial Group                    1,100         41
Golden West Financial                      500         20
Great Western Financial                  1,100         21
H.F. Ahmanson                            1,000         21
J.P. Morgan                              1,600         97
Keycorp                                  2,400         73
MBNA                                     1,400         32
Mellon Bank                                600         34
NationsBank                              2,200        108
NBD Bancorp                              1,700         49
Norwest                                  2,600         64
PNC Bank                                 2,300         60
Shawmut National                           900         19
Suntrust Banks                           1,200         59
U.S. Bancorp                               900         23
Wachovia                                 1,600         52
Wells Fargo                                500         73

TOTAL BANKS                                         1,746

BEAUTY PRODUCTS--1.1%
Avon Products                              800         48
Colgate-Palmolive                        1,200         70
Ecolab                                   1,200         26
International Flavors &
Fragrances                               1,200         50
Procter & Gamble                         5,700        339

TOTAL BEAUTY PRODUCTS                                 533

BROADCASTING, NEWSPAPERS & ADVERTISING--0.7%
Capital Cities ABC                       1,500        123
CBS                                        145         47
Comcast, Class A                         2,400         37
Interpublic Group                          800         26
Tele-Communications, Class A*            4,600        102

TOTAL BROADCASTING, NEWSPAPERS
& ADVERTISING                                         335

BUILDING & CONSTRUCTION--0.2%
Fluor                                      700         35
Halliburton                              1,200         38

TOTAL BUILDING & CONSTRUCTION                          73

CHEMICALS--2.5%
Air Products & Chemical                  1,200     $   56
American Cyanamid                        1,000        100
Dow Chemical                             2,300        180
E.I. Dupont De Nemours                   5,600        325
Eastman Chemical                           800         44
FMC*                                       300         19
Great Lakes Chemical                       800         47
Hercules                                   400         41
Monsanto                                 1,000         80
Morton International                     1,200         33
Nalco Chemical                             600         20
PPG Industries                           2,000         79
Praxair                                  1,200         29
Rohm & Haas                                700         40
Union Carbide                            1,500         51
W.R. Grace                                 900         37

TOTAL CHEMICALS                                     1,181

COMMUNICATIONS EQUIPMENT--0.8%
DSC Communications*                        900         26
Harris                                     600         29
Motorola                                 4,600        243
Northern Telecom                         2,400         83

TOTAL COMMUNICATIONS EQUIPMENT                        381

COMPUTERS & SERVICES--1.6%
Apple Computer                            1,100        37
Compaq Computer*                          2,100        69
Digital Equipment*                        1,400        37
Hewlett Packard                           2,100       183
IBM                                       4,800       334
Pitney Bowes                              1,300        46
Tandy                                       600        26
Unisys*                                   2,400        26

TOTAL COMPUTERS & SERVICES                            758

CONTAINERS & PACKAGING--0.2%
Crown Cork & Seal*                        1,000        39
Newell                                    1,800        40

TOTAL CONTAINERS & PACKAGING                           79

DOLLS AND STUFFED TOYS--0.1%
Mattel                                    1,500        41

DRUGS--4.1%
Abbott Laboratories                       6,800       213
Alza, Class A*                            1,200        25
American Home Products                    2,600       156
Amgen*                                    1,100        59
Bristol-Myers Squibb                      4,200       241
Eli Lilly                                 2,400    $  139
Johnson & Johnson                         5,300       274
Mallinckrodt Group                          700        23
Merck                                    10,400       368
Pfizer                                    2,700       187
Schering Plough                           1,600       114
Upjohn                                    1,800        61
Warner Lambert                            1,100        88

TOTAL DRUGS                                         1,948

ELECTRICAL SERVICES--2.6%
American Electric Power                   1,700        53
Baltimore Gas & Electric                  1,600        37
Carolina Power & Light                    1,800        47
Central & South West                      2,200        49
Consolidated Edison New York              2,300        57
Detroit Edison                            1,700        43
Dominion Resources Of Virginia            1,700        63
Duke Power                                1,700        66
Entergy                                   2,100        49
FPL Group                                 1,800        59
Houston Industries                        1,100        39
Niagara Mohawk Power                      1,400        19
Northern States Power                       700        30
Ohio Edison                               1,700        32
Pacific Gas & Electric                    4,100        93
Pacificorp                                2,400        41
Peco Energy                               2,200        56
Public Service Enterprise Group           2,400        63
SCEcorp                                   4,600        60
Southern                                  6,100       113
Texas Utilities                           2,000        65
Unicom                                    2,500        56
Union Electric                            1,200        42

TOTAL ELECTRICAL SERVICES                           1,232

ENTERTAINMENT--0.6%
Blockbuster Entertainment                 2,500        72
Promus*                                   1,150        39
Walt Disney                               4,500       174

TOTAL ENTERTAINMENT                                   285

ENVIRONMENTAL SERVICES--0.4%
Browning Ferris Industries                2,000        64
WMX Technologies                          4,000       115

TOTAL ENVIRONMENTAL SERVICES                          179

FINANCIAL SERVICES--1.3%
American Express                          4,100       125
Beneficial                                  400        16
Dean Witter Discover                      1,446        54
Federal Home Loan Mortgage                1,700    $   91
Federal National Mortgage
Association                               2,300       181
H & R Block                                 900        41
Household International                     900        32
Merrill Lynch                             1,700        59
Transamerica                                728        37

TOTAL FINANCIAL SERVICES                              636

FOOD, BEVERAGE & TOBACCO--5.3%
American Brands                           1,700        62
Anheuser Busch                            2,200       112
Archer Daniels Midland                    3,291        86
Brown Forman, Class B                       600        16
Campbell Soup                             2,100        83
Coca Cola                                10,700       518
ConAgra                                   2,300        72
CPC International                         1,500        76
General Mills                             1,300        75
Heinz (H.J.)                              2,100        77
Hershey Foods                               800        36
Kellogg                                   1,900       109
Pepsico                                   6,600       219
Pet                                         900        18
Philip Morris                             7,300       446
Quaker Oats                                 700        54
Ralston Purina Group                      1,000        41
Sara Lee                                  4,000        90
Seagram                                   3,100        94
Unilever N.V.-ADR                         1,400       159
UST                                       1,700        49
Wrigley (WM) Jr                           1,300        53

TOTAL FOOD, BEVERAGE & TOBACCO                      2,545

GAMES, TOYS AND CHILDREN'S VEHICLES--0.1%
Hasbro                                      900        27

GAS/NATURAL GAS--0.5%
Coastal                                   1,200        33
Consolidated Natural Gas                  1,100        43
Enron                                     2,500        75
Pacific Enterprises                       1,200        26
Panhandle Eastern                         1,100        26
Sonat                                     1,000        31
Williams Companies                        1,000        30

TOTAL GAS/NATURAL GAS                                 264

GLASS PRODUCTS--0.1%
Corning                                   2,000        65

HOTELS & LODGING--0.1%
Hilton Hotels                               500        30

HOUSEHOLD FURNITURE & FIXTURES--0.1%
Masco                                     1,300    $   31

HOUSEHOLD PRODUCTS--0.6%
Clorox                                      600        31
Gillette                                  1,800       128
Maytag                                    1,000        16
National Service Industries                 200         5
Sherwin Williams                            800        25
Snap-On Tools                               300        11
Stanley Works                               400        16
Whirlpool                                   800        41

TOTAL HOUSEHOLD PRODUCTS                              273

INSURANCE--2.2%
Aetna Life & Casualty                       900        42
American General                          2,100        57
American International Group              2,650       235
Chubb                                       900        64
Cigna                                       800        49
General Re                                  700        74
Jefferson-Pilot                             400        21
Lincoln National                          1,000        37
Marsh & Mclennan                            600        47
Providian                                 1,000        32
Safeco                                      600        31
St. Paul Companies                        1,000        41
Torchmark                                   600        26
Travelers                                 3,035       100
U.S. Healthcare                           1,600        75
United Healthcare                         1,600        85
UNUM                                        700        32

TOTAL INSURANCE                                     1,048

LUMBER & WOOD PRODUCTS--0.1%
Louisiana Pacific                         1,200        40

MACHINERY--2.8%
Baker Hughes                              1,500        28
Black & Decker                              700        15
Brunswick                                 1,400        28
Caterpillar                               1,600        87
Cummins Engine                              200         8
Deere                                       700        48
Dover                                       600        34
Dresser Industries                        1,500        30
Emerson Electric                          1,900       113
General Electric                         14,700       708
Ingersoll Rand                            1,200        42
McDermott International                   1,000        26
Pall                                      1,000        17
Parker Hannifin                             400    $   16
Tenneco                                   1,500        66
Texas Instruments                           900        62
Tyco International                          400        19

TOTAL MACHINERY                                     1,347

MEASURING DEVICES--0.1%
Honeywell                                 1,100        38
Johnson Controls                            300        15

TOTAL MEASURING DEVICES                                53

MEDICAL PRODUCTS & SERVICES--1.0%
Bard (C.R.)                                 900        23
Bausch & Lomb                               600        23
Baxter International                      2,300        64
Becton Dickinson                            800        39
Biomet*                                   1,800        22
Medtronic                                 1,200        63
St. Jude Medical                            800        29
U.S. Surgical                               700        19
Beverly Enterprises*                      1,700        26
Columbia HCA Healthcare                   3,337       145
National Medical Enterprises*             1,800        31

TOTAL MEDICAL PRODUCTS & SERVICES                     484

METALS & MINING--0.1%
Cyprus Amax Minerals                        850        27

MISCELLANEOUS BUSINESS SERVICES--1.8%
Automatic Data Processing                 1,400        79
Cisco Systems*                            2,500        68
Computer Associates International         1,600        71
Computer Sciences*                          500        22
Lotus Development*                          400        15
Microsoft*                                7,700       432
Novell*                                   3,700        55
Oracle Systems*                           2,400       103
Sun Microsystems*                           900        26

TOTAL MISCELLANEOUS BUSINESS SERVICES                 871

MISCELLANEOUS CONSUMER SERVICES--0.0%
Service International                       600        15

MULTI-INDUSTRY--0.6%
Dial                                        800        17
ITT                                       1,000        83
Minnesota Mining & Manufacturing          3,500       192

TOTAL MULTI-INDUSTRY                                  292

OIL - DOMESTIC--1.1%
Ashland Oil                                 600        21
Atlantic Richfield                        1,300    $  131
Kerr-McGee                                  400        19
Louisiana Land & Exploration                500        22
Pennzoil                                    400        19
Phillips Petroleum                        2,200        75
Schlumberger                              2,000       109
Sun                                       1,100        32
Unocal                                    2,400        68
USX-marathon Group                        2,600        46

TOTAL OIL-DOMESTIC                                    542

OIL - INTERNATIONAL--4.1%
Amerada Hess                              1,000        47
Amoco                                     4,100       243
Chevron                                   5,400       225
Exxon                                    10,700       616
Mobil                                     3,300       261
Royal Dutch Petroleum--ADR                4,400       472
Texaco                                    2,100       126

TOTAL OIL-INTERNATIONAL                             1,990

PAPER & PAPER PRODUCTS--1.1%
Champion International                    1,000        39
Georgia-Pacific                             700        54
International Paper                       1,000        79
Kimberly Clark                            1,300        76
Mead                                        600        31
Scott Paper                                 800        49
Stone Container*                            700        14
Temple Inland                               500        28
Union Camp                                  800        39
Westvaco                                    600        23
Weyerhaeuser                              1,700        76

TOTAL PAPER & PAPER PRODUCTS                          508

PETROLEUM & FUEL PRODUCTS--0.3%
Burlington Resources                      1,300        49
Helmerich & Payne                           900        25
Occidental Petroleum                      2,500        52
Western Atlas*                              700        31

TOTAL PETROLEUM & FUEL PRODUCTS                       157

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--0.5%
Eastman Kodak                             2,700       139
Polaroid                                    300        11
Xerox                                       900        96

TOTAL PHOTOGRAPHIC
EQUIPMENT & SUPPLIES                                  246

PRECIOUS METALS--0.4%
American Barrick Resources*               2,800    $   75
Homestake Mining                          1,400        30
Newmont Mining                              873        39
Placer Dome                               2,600        65

TOTAL PRECIOUS METALS                                 209

PRINTING & PUBLISHING--1.1%
American Greetings, Class A                 600        17
Deluxe                                    1,000        29
Dow Jones                                 1,100        33
Gannett                                   1,500        72
John H. Harland                             900        19
Knight-Ridder                               600        30
Mcgraw Hill                                 500        37
Moore                                       800        15
New York Times, Class A                   1,400        31
R.R. Donnelley & Sons                     1,300        39
Time Warner                               3,100       108
Times Mirror, Class A                     1,300        40
Tribune                                     800        43

TOTAL PRINTING & PUBLISHING                           513

PROFESSIONAL SERVICES--0.2%
Dun & Bradstreet                          1,400        81

RAILROADS--0.7%
Burlington Northern                         700        35
Consolidated Rail                           900        45
CSX                                         900        62
Norfolk Southern                          1,300        81
Santa Fe Pacific                          2,000        45
Union Pacific                             1,700        91

TOTAL RAILROADS                                       359

REPAIR SERVICES--0.0%
Ryder System                                500        13

RETAIL--4.0%
Albertson's                               2,500        73
American Stores                           1,600        40
Circuit City Stores                         900        23
Dayton Hudson                               700        54
Dillard Department Stores                 1,100        29
Gap                                       1,200        39
Harcourt General                            800        28
Home Depot                                3,733       157
J.C. Penney                               2,000       103
Kmart                                     4,100        73
Kroger*                                     900        24
Limited                                   3,600        71
Lowe's Companies                          1,600    $   62
Marriott International                    1,200        35
May Department Stores                     2,100        83
McDonalds                                 5,900       155
Melville                                  1,100        39
Nordstrom                                   700        28
Price/Costco*                             1,704        27
Sears Roebuck                             2,900       139
Toys R Us*                                2,400        86
Wal-Mart Stores                          19,100       446
Walgreen                                  1,300        49
Wendy's International                       700        10
Winn Dixie Stores                           800        40
Woolworth                                 1,200        21

TOTAL RETAIL                                        1,934

RUBBER & PLASTIC--0.5%
Armstrong World Industries                  400        17
Cooper Tire & Rubber                        900        21
Goodyear Tire & Rubber                    1,300        43
Illinois Tool Works                         900        38
Nike, Class B                               800        48
Premark International                       600        25
Reebok International                      1,000        36
Rubbermaid                                1,300        35

TOTAL RUBBER & PLASTIC                                263

SEMI-CONDUCTORS/INSTRUMENTS--0.7%
Advanced Micro Devices*                     900        27
AMP                                       1,000        77
Intel                                     3,500       215
National Semiconductor*                   1,000        16

TOTAL SEMI-CONDUCTORS/INSTRUMENTS                     335

SPECIALTY MACHINERY--0.2%
Cooper Industries                         1,000        40
Westinghouse Electric                     2,900        38

TOTAL SPECIALTY MACHINERY                              78

STEEL & STEEL WORKS--0.8%
Alcan Aluminium*                          1,900        50
Aluminum Company Of America                 800        68
Bethlehem Steel*                          1,400        29
Englehard                                   800        22
Inco                                      1,200        36
Nucor                                       700        49
Phelps Dodge                                800        50
Reynolds Metals                             600        34
USX-U.S. Steel Group                        600        25
Worthington Industries                    1,350        29

TOTAL STEEL & STEEL WORKS                             392

TELEPHONES & TELECOMMUNICATIONS--5.2%
Airtouch Communications*                  4,100   $   117
Ameritech                                 4,500       181
AT&T                                     13,400       722
Bell Atlantic                             3,600       191
BellSouth                                 4,100       229
GTE                                       7,900       240
MCI Communications                        4,500       115
NYNEX                                     3,400       131
Pacific Telesis Group                     3,500       108
Southwestern Bell                         5,000       213
Sprint                                    2,800       107
U.S. West                                 4,100       159

TOTAL TELEPHONES
& TELECOMMUNICATIONS                                2,513

TRUCKING--0.1%
Pittston Services Group                     300         9
Roadway Services                            300        17
Yellow                                    1,100        20

TOTAL TRUCKING                                         46

WHOLESALE--0.5%
Alco Standard                               500        31
Genuine Parts                             1,400        48
Grainger (W.W.)                             600        36
McKesson                                    400        41
Salomon                                     900        36
Supervalu                                   700        18
Sysco                                     1,900        48

TOTAL WHOLESALE                                       258

TOTAL COMMON STOCKS (Cost $27,381)                 28,897

U.S. TREASURY OBLIGATIONS--21.6%
U.S. Treasury Notes
5.875%, 03/31/99                         $2,760     2,619
6.500%, 04/30/99                          1,540     1,496
5.750%, 08/15/03                          7,095     6,254

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $10,858)                                     10,369

MASTER NOTES--17.0%
Associates Corporation of North
America (A)
4.813%, 10/04/94                          2,030     2,030
Barclays (A)
4.779%, 10/03/94                          2,125     2,124
Goldman Sachs (A)
4.950%, 10/04/94                          2,050     2,050
Heller Financial (A)
4.935%, 10/04/94                          1,946     1,946

TOTAL MASTER NOTES
(Cost $8,150)                                       8,150

REPURCHASE AGREEMENTS--2.0%
Merrill Lynch 4.562%, dated 09/30/94,
matures 10/03/94, repurchase price
$958,435 (collateralized by a U.S.
Treasury Note, total par value
$973,913 interest rate 4.25%, matures
01/31/95, market value $977,424)                 $   958

TOTAL REPURCHASE AGREEMENTS
(Cost $958)                                          958

TOTAL INVESTMENTS--100.9%
(Cost $47,347)                                    48,374

OTHER ASSETS AND LIABILITIES--(0.9%)
OTHER ASSETS AND LIABILITIES, NET                   (429)

NET ASSETS

Portfolio shares--Institutional Class ($.0001 par
value--2 billion authorized) based on 4,548,221
outstanding shares                                45,298

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 68,088
outstanding shares                                   680

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 1,045
outstanding shares                                    11

UNDISTRIBUTED NET INVESTMENT INCOME                   10

ACCUMULATED NET REALIZED GAIN ON INVESTMENTS         919

NET UNREALIZED APPRECIATION OF INVESTMENTS         1,027

TOTAL NET ASSETS--100.0%                         $47,945

NET ASSET VALUE OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS             $ 10.38

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                            $ 10.39

MAXIMUM SALES CHARGE OF 4.50% (1)                    .49

OFFERING PRICE PER SHARE--RETAIL CLASS A         $ 10.88

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS B (2)              $ 10.37

*    Non-income producing security

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.
     ADR--American Depository Receipt

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


BALANCED FUND

DESCRIPTION                PAR (000)/SHARES  VALUE (000)

COMMON STOCKS--54.6%

APPAREL/TEXTILES--1.1%
Liz Claiborne                       69,000     $1,570

AUTOMOTIVE--1.8%
Automotive Industries*              31,600        766
General Motors                      36,600      1,716

TOTAL AUTOMOTIVE                                2,482

BANKS--2.2%
Banc One                            36,300      1,084
BayBanks                            15,500        853
Chemical Banking                    33,000      1,155

TOTAL BANKS                                     3,092

BUILDING & CONSTRUCTION SUPPLIES--0.4%
Instrument Systems*                 65,300        514

CHEMICALS--0.6%
Ferro                               33,500        825

COMPUTERS & SERVICES--2.8%
Hewlett-Packard                     23,500      2,053
IBM                                 26,600      1,849

TOTAL COMPUTERS & SERVICES                      3,902

DIVERSIFIED--1.0%
International Paper                 17,900      1,405

DRUGS--3.1%
American Home Products              32,800      1,968
Bristol-Myers Squibb                22,400      1,285
Upjohn                              31,400      1,072

TOTAL DRUGS                                     4,325

ELECTRICAL UTILITIES--0.5%
Hawaiian Electric Industries        20,700        655

FOOD, BEVERAGE & TOBACCO--3.2%
ConAgra                             69,900      2,202
Quaker Oats                         11,400        872
Sara Lee                            59,900      1,348

TOTAL FOOD, BEVERAGE & TOBACCO                  4,422

HOME APPLIANCES--0.8%
Whirlpool                           21,400      1,099

INSURANCE--4.0%
AMBAC                               40,100      1,484
General Re                          15,300      1,620
Providian                           50,300      1,584
Western National                    63,500     $  857

TOTAL INSURANCE                                 5,545

MACHINERY--4.4%
Case Equipment                      29,700        579
Caterpillar                         20,200      1,093
Deere                               21,300      1,462
General Electric                    51,400      2,474
Ingersoll-Rand                      14,500        513

TOTAL MACHINERY                                 6,121

MEDICAL--1.2%
Bausch & Lomb                       26,800      1,045
Becton, Dickinson                   14,500        700

TOTAL MEDICAL                                   1,745

METALS & MINING--2.5%
Aluminum Company of America         27,100     2,297
Inco                                41,300     1,244

TOTAL METALS & MINING                          3,541

MULTI-INDUSTRY--3.0%
Dial                                35,700       745
ITT                                 23,300     1,943
Minnesota Mining &
Manufacturing                       28,400     1,569

TOTAL MULTI-INDUSTRY                           4,257

OIL - INTERNATIONAL--5.7%
Exxon                               28,800     1,660
Mobil                               20,900     1,654
Royal Dutch Petroleum (ADR)         23,500     2,523
Texaco                              35,400     2,124

TOTAL OIL-INTERNATIONAL                        7,961

PAPER & PAPER PRODUCTS--3.4%
Bemis                               61,400     1,519
Bowater                             31,500       917
James River                         35,900       871
Scott Paper                         22,900     1,400

TOTAL PAPER & PAPER PRODUCTS                   4,707

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--2.9%
Eastman Kodak                       43,500     2,251
Xerox                               16,200     1,729

TOTAL PHOTOGRAPHIC EQUIPMENT & SUPPLIES        3,980

RAILROADS--2.0%
CSX                                 19,700     1,349
Norfolk Southern                    11,500       716
Southern Pacific Rail*              40,700       763

TOTAL RAILROADS                                2,828

RETAIL--1.2%
Dayton Hudson                       21,200   $ 1,622

RUBBER & PLASTIC--1.9%
Premark International               39,800     1,681
Reebok International                26,000       930

TOTAL RUBBER & PLASTIC                         2,611

SEMICONDUCTORS & RELATED DEVICES--2.1%
AMP                                 12,800       990
Texas Instruments                   28,100     1,922

TOTAL SEMICONDUCTORS & RELATED DEVICES         2,912

SPECIALTY MACHINERY--0.7%
York International                  23,800       991

TELEPHONES & TELECOMMUNICATION--1.6%
Century Telephone
Enterprises                         28,100       811
GTE                                 47,400     1,440

TOTAL TELEPHONES & TELECOMMUNICATION           2,251

WHOLESALE--0.5%
(W.W.) Grainger                     11,100       658

TOTAL COMMON STOCKS (Cost $71,568)            76,021

REAL ESTATE INVESTMENT TRUSTS--2.2%
Debartolo Realty                    84,900     1,231
Duke Realty Investments             33,900       848
Simon Property Group                39,900     1,022

TOTAL REAL ESTATE INVESTMENT TRUSTS
(Cost $3,013)                                  3,101

U.S. TREASURY OBLIGATIONS--25.7%
U.S. Treasury Bond
7.250%, 08/15/22                   $11,650    10,744
U.S. Treasury Notes
4.625%, 02/15/96                    10,650    10,419
5.750%, 10/31/97                     5,740     5,549
5.125%, 11/30/98                     4,485     4,155
6.375%, 01/15/00                     1,000       960
6.250%, 02/15/03                     4,135     3,798
U.S. Treasury STRIP
02/15/99                               265       194

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $37,594)                                35,819

CORPORATE OBLIGATIONS--5.5%
Bear Stearns
9.125%, 04/15/98                      770        803
8.750%, 03/15/04                    1,150      1,160
Farmers Group
8.250%, 07/15/96                    1,045      1,066
General Foods
6.000%, 06/15/01                   $  860   $    770
General Motors Acceptance
7.650%, 01/16/98                    2,375      2,374
Torchmark
7.875%, 05/15/23                    1,700      1,509

TOTAL CORPORATE OBLIGATIONS
(Cost $8,201)                                  7,682

U.S. GOVERNMENT AGENCY OBLIGATIONS--4.5%
FHLMC
6.250%, 12/15/06                    1,725      1,545
6.000%, 11/15/08                    2,700      2,293
FNMA
5.450%, 02/20/22                    2,700      2,406

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $6,988)                                  6,244

ASSET BACKED SECURITIES--1.6%
BW Home Equity Trust Pool 1990-1 A
9.250%, 09/15/05                       62         62
Household Finance 1993-2 A3
4.650%, 12/20/08                    2,244      2,134
TOTAL ASSET BACKED SECURITIES
(Cost $2,299)                                  2,196
OTHER MORTGAGE BACKED OBLIGATIONS--1.4%
Drexel Burnham Lambert CMO Trust S 2
9.000%, 08/01/18                      560        572
Residential Funding 1992-36 A2
5.700%, 11/25/07                      803        776
Resolution Trust 1991-M6 B2 (B)
7.000%, 06/25/21                      614        607

TOTAL OTHER MORTGAGE BACKED OBLIGATIONS
(Cost $1,970)                                  1,955

MASTER NOTES--4.8%
Associates Corporation of North America (A)
4.813%, 10/04/94                    1,162      1,162
Barclays (A)
4.779%, 10/03/94
Goldman Sachs (A)
4.950%, 10/04/94                    2,704      2,704
Heller Financial (A)
4.935%, 10/04/94                    2,796      2,796

TOTAL MASTER NOTES (Cost $6,662)               6,662

TOTAL INVESTMENTS--100.3%
(Cost $138,295)                              139,680

OTHER ASSETS AND LIABILITIES--(0.3%)

OTHER ASSETS AND LIABILITIES, NET               (391)

NET ASSETS

Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) 11,891,257
outstanding shares                          $122,374

Portfolio
shares--Retail Class A
($.0001 par value--2
billion authorized)
based on 1,303,415
outstanding shares                            13,523

Portfolio
shares--Retail Class B
($.0001 par value--2
billion authorized)
based on 25,684
outstanding shares                               274

Undistributed net
investment income                                 24

Accumulated net
realized gain on
investments                                    1,709

Net unrealized
appreciation of
investments                                    1,385

TOTAL NET
ASSETS:--100.0%                             $139,289

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                       $  10.54

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                       $  10.54

MAXIMUM SALES CHARGE OF
4.50% (1)                                        .50

OFFERING PRICE PER
SHARE--RETAIL CLASS A                       $  11.04

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                   $  10.53

*    Non-income producing security

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under the guidelines established by the Board of Directors.
     ADR--American Depository Receipt
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



EQUITY INDEX FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCKS--99.4%

AEROSPACE & DEFENSE--0.8%
E Systems                              1,700      $   70
Loral                                  3,900         154
Martin Marietta                        4,200         187
Raytheon                               6,300         404
Rockwell International                10,200         349
TRW                                    3,100         225

TOTAL AEROSPACE & DEFENSE                          1,389

AGRICULTURE--0.1%
Pioneer Hi-Bred
International                          3,800         120

AIR TRANSPORTATION--0.4%
AMR*                                   3,500         180
Delta Air Lines                        2,100          94
Federal Express*                       2,300         142
Southwest Airlines                     7,000         158
US Air Group*                          5,100          24

TOTAL AIR TRANSPORTATION                             598

AIRCRAFT--1.3%
Boeing                                17,500         753
General Dynamics                       2,800         123
Lockheed                               2,900         202
McDonnell Douglas                      2,000         231
Northrop                               1,700          77
Parker Hannifin                        2,300          92
Teledyne                               3,700          59
Textron                                4,300         219
United Technologies                    6,900         432

TOTAL AIRCRAFT                                     2,188

APPAREL/TEXTILES--0.2%
Hartmarx*                              4,300          23
Liz Claiborne                          2,500          57
Oshkosh B'Gosh, Class A                2,600          37
Russell                                1,200          37
Springs Industries                     1,100          40
V.F.                                   2,600         128

TOTAL APPAREL/TEXTILES                               322

AUTOMOTIVE--2.9%
Allied Signal                         12,800         437
Briggs And Stratton                      900          63
Chrysler                              17,200         772
Dana                                   4,400         123
Echlin                                 3,200          97
Fleetwood Enterprises                  2,600          65
Ford Motor                            48,800       1,354
General Motors                        36,300       1,703
Navistar International*                2,600      $   36
Paccar                                 1,495          68
Varity*                                1,900          71

TOTAL AUTOMOTIVE                                   4,789

BANKS--5.7%
Banc One                              19,767         591
Bank Of Boston                         4,300         114
Bankamerica                           17,900         790
Bankers Trust New York                 3,900         260
Barnett Banks                          4,100         181
Boatmens Bancshares                    5,200         162
Chase Manhattan                        8,600         298
Chemical Banking                      12,300         431
Citicorp                              19,900         844
Corestates Financial Group             6,000         160
First Chicago                          5,500         252
First Fidelity Bancorp                 3,500         147
First Interstate Bancorp               3,900         316
First Union                            9,300         402
Fleet Financial Group                  6,000         226
Golden West Financial                  3,000         119
Great Western Financial                6,800         131
H.F. Ahmanson                          5,900         123
J.P. Morgan                            9,400         571
Keycorp                               11,100         339
MBNA                                   6,900         160
Nationsbank                           13,100         642
NBD Bancorp                            7,200         206
Norwest                               16,300         403
PNC Bank                              12,300         318
Shawmut National                       7,800         162
Suntrust Banks                         6,000         293
U S Bancorp Oregon                     4,300         110
Wachovia                               7,400         239
Wells Fargo                            2,700         392

TOTAL BANKS                                        9,382

BEAUTY PRODUCTS--1.8%
Alberto Culver                         3,400          79
Avon Products                          3,500         209
Colgate Palmolive                      7,700         447
Ecolab                                 3,200          70
International Flavors &
Fragrances                             4,800         200
Procter & Gamble                      33,300       1,985

TOTAL BEAUTY PRODUCTS                              2,990

BROADCASTING, NEWSPAPERS & ADVERTISING--1.0%
Capital Cities ABC                     7,000         574
CBS                                      507         163
Comcast, Class A Special              10,200         156
Interpublic Group                      2,600          86
Scientific-Atlanta                     1,900      $   78
Tele Communications, Class A*         28,100         623

TOTAL BROADCASTING, NEWSPAPERS
& ADVERTISING                                      1,680

BUILDING & CONSTRUCTION--0.4%
Centex                                 1,600          37
Fluor                                  3,900         195
Foster Wheeler                         3,400         117
Halliburton                            4,700         148
Mcdermott International                3,900         100
Pulte                                  1,800          39

TOTAL BUILDING & CONSTRUCTION                        636

CHEMICALS--3.8%
Air Products & Chemical                5,200         243
Dow Chemical                          13,400       1,049
E.I. Dupont De Nemour                 33,000       1,913
Eastman Chemical                       3,875         211
Eli Lilly                             14,100         816
First Mississippi                      4,200          85
FMC*                                   1,500          93
Great Lakes Chemical                   3,500         206
Hercules                               2,300         237
Monsanto                               5,400         434
Morton International                   7,800         215
Nalco Chemical                         3,400         112
Rohm & Haas                            2,800         160
Sigma Aldrich                          2,400          85
Union Carbide                          7,400         252
W.R. Grace                             4,300         178

TOTAL CHEMICALS                                    6,289

COMMUNICATIONS EQUIPMENT--1.6%
Andrew*                                1,900          95
Motorola                              27,100       1,430
Northern Telecom                      11,200         389
Sprint                                16,700         637
Zenith Electronics*                    3,200          36

TOTAL COMMUNICATIONS EQUIPMENT                     2,587

COMPUTERS & SERVICES--3.0%
Amdahl*                               11,300          99
Apple Computer                         5,700         192
Compaq Computer*                      12,300         401
Computer Associates International      8,200         365
Cray Research*                         3,000          62
Data General*                          5,800          58
Digital Equipment*                     6,300         167
DSC Communications*                    6,000         171
Harris                                 1,800      $   88
Hewlett Packard                       11,900       1,040
Intergraph*                           13,100         120
International Business Machines       28,300       1,965
Tandem Computers*                      5,200          85
Tandy                                  4,080         175

TOTAL COMPUTERS & SERVICES                         4,988

CONCRETE & MINERAL PRODUCTS--0.1%
Armstrong World Industries             1,100          48
Owens Corning Fiberglass*              1,500          50

TOTAL CONCRETE & MINERAL PRODUCTS                     98

CONSUMER PRODUCTS--0.1%
Brown Group                            2,000          68
Stride Rite                            1,600          22

TOTAL CONSUMER PRODUCTS                               90

CONTAINERS & PACKAGING--0.2%
Ball                                   1,900          54
Crown Cork & Seal*                     4,100         158
Newell                                 7,200         160

TOTAL CONTAINERS & PACKAGING                         372

DRUGS--6.9%
Abbott Laboratories                   38,700       1,214
Allergan                               2,200          56
Alza, Class A*                         2,600          54
American Cyanamid                      5,100         507
American Home Products                14,600         876
Amgen*                                 6,500         346
Baxter International                  13,500         380
Bristol-myers Squibb                  24,900       1,429
Johnson & Johnson                     31,300       1,616
Mallinckrodt Group                     3,000          97
Merck                                 62,300       2,211
National Intergroup*                   4,300          68
Pfizer                                15,600       1,078
Schering Plough                        9,300         660
Upjohn                                 7,900         270
Warner Lambert                         6,300         506

TOTAL DRUGS                                       11,368

ELECTRICAL SERVICES--3.3%
American Electric Power                8,300         260
Baltimore Gas & Electric               7,300         168
Carolina Power & Light                 7,600         200
Central & South West                   8,700         194
Consolidated Edison New York          10,400         259
Detroit Edison                         6,800         173
Dominion Resources Of Virginia         7,400         276
Duke Power                            10,400     $   406
Entergy                               10,800         251
Houston Industries                     5,800         204
Niagara Mohawk Power                   6,000          80
Northern States Power                  2,700         114
Ohio Edison                            7,600         144
Pacific Gas & Electric                20,000         455
Pacificorp                            12,100         204
PECO Energy                           10,800         274
PSI Resources                          3,200          72
Public Service Enterprise Group       12,300         323
SCE                                   19,400         252
Southern                              31,600         589
Texas Utilities                       10,000         326
Union Electric                         6,300         220

TOTAL ELECTRICAL SERVICES                          5,444

ELECTRICAL TECHNOLOGY--2.9%
AMP                                    4,700         364
General Electric                      83,300       4,008
Texas Instruments Incorporated         4,600         315

TOTAL ELECTRICAL TECHNOLOGY                        4,687

ENTERTAINMENT--1.0%
Blockbuster Entertainment             11,700         335
King World Productions*                1,700          65
Unicom                                 9,600         214
Walt Disney                           26,100       1,015

TOTAL ENTERTAINMENT                                1,629

ENVIRONMENTAL SERVICES--0.6%
Browning Ferris Industries             8,100         257
Rollins Enviromental Services*        13,300          81
WMX Technologies                      24,300         702

TOTAL ENVIRONMENTAL SERVICES                       1,040

FINANCIAL SERVICES--2.5%
American Express                      25,700         781
Beneficial                             2,800         114
Dean Witter Discover                   7,886         297
Eaton                                  4,200         200
Federal Home Loan Mortgage             9,100         486
Federal National Mortgage             13,300       1,047
Household International                4,300         154
Mellon Bank                            4,700         264
Merrill Lynch                          9,600         332
Salomon Brothers                       5,300         209
Transamerica                           3,423         172
Unisys*                                5,600          60

TOTAL FINANCIAL SERVICES                           4,116

FOOD, BEVERAGE & TOBACCO--8.9%
Adolph Coors, Class B                  3,600     $    67
American Brands                        9,300         337
Anheuser Busch                        12,900         656
Archer Daniels Midland                16,122         419
Borden                                 5,000          69
Brown Forman, Class B                  3,300          89
Campbell Soup                         11,800         466
Coca Cola                             63,000       3,062
Conagra                               11,200         353
CPC International                      6,900         349
General Mills                          7,200         416
H.J. Heinz                            12,400         454
Hershey Foods                          4,700         212
Kellogg                               10,600         608
N V Unilever                           7,800         884
Pepsico                               38,900       1,289
Pet                                    3,700          73
Philip Morris                         42,700       2,610
Quaker Oats                            3,300         252
Ralston-ralston Purina Group           5,000         207
Sara Lee                              25,300         569
Seagram                               17,500         529
UST                                    8,900         255
Whitman                                8,600         144
Wrigley William Jr                     6,900         281

TOTAL FOOD, BEVERAGE & TOBACCO                    14,650

GAS/NATURAL GAS--1.1%
Coastal                                4,800         134
Columbia Gas Systems*                  2,200          59
Consolidated Natural Gas               5,700         222
Eastern Enterprises                    4,700         123
Enron                                 11,800         357
Nicor                                  2,200          53
Noram Energy                          15,200          99
Oneok                                  4,700          79
Pacific Enterprises                    3,200          68
Panhandle Eastern                      5,300         123
Peoples Energy                         4,900         129
Sonat                                  4,400         138
Williams Companies                     5,000         150

TOTAL GAS/NATURAL GAS                              1,734

GLASS PRODUCTS--0.4%
Corning                                9,400         304
PPG Industries                         9,600         381

TOTAL GLASS PRODUCTS                                 685

HOTELS & LODGING--0.3%
Hilton Hotels                          2,200     $   132
Marriott                               6,200         179
Promus Companies*                      4,800         161

TOTAL HOTELS & LODGING                               472

HOUSEHOLD APPLIANCES--1.0%
Clorox                                 2,400         125
Gillette                              10,200         722
Illinois Tool Works                    4,700         201
Maytag                                 3,100          50
National Service Industries            2,800          74
Raychem                                2,100          86
Sherwin Williams                       3,300         103
Snap-On Tools                          1,200          42
Stanley Works                          1,800          73
Whirlpool                              3,300         170

TOTAL HOUSEHOLD APPLIANCES                         1,646

HOUSEHOLD FURNITURE & FIXTURES--0.1%
Bassett Furniture Industries           1,687          44
Masco                                  7,100         171

TOTAL HOUSEHOLD FURNITURE & FIXTURES                 215

HOUSEHOLD PRODUCTS--0.1%
Premark International                  3,200         135

INSURANCE--3.2%
Aetna Life & Casualty                  5,200         241
Alexander & Alexander Services         4,200          82
American General                       9,800         266
American International Group          15,450       1,373
Chubb                                  4,700         334
Cigna                                  4,000         247
Continental                            3,500          47
FPL Group                              8,600         280
General Re                             3,800         402
Jefferson-Pilot                        2,550         135
Lincoln National                       3,800         142
Marsh & McLennan Companies             3,400         266
Providian                              4,000         126
Safeco                                 2,700         139
St Paul Companies                      3,800         154
Torchmark                              2,750         121
Travelers                             14,825         487
UNUM                                   3,700         170
USF & G                                9,500         126
USLife                                 1,400          46

TOTAL INSURANCE                                    5,184

LEASING & RENTING--0.2%
Pitney Bowes                           7,100      $  252

LUMBER & WOOD PRODUCTS--0.3%
Georgia Pacific                        4,000         306
Louisiana Pacific                      5,100         169
Skyline                                4,000          81

TOTAL LUMBER & WOOD PRODUCTS                         556

MACHINERY--1.9%
Baker Hughes                           5,400         101
Black And Decker                       3,900          85
Brunswick                              4,400          89
Caterpilliar                           9,900         536
Cincinnati Milacron                    2,200          57
Clark Equipment*                         900          62
Crane                                  1,600          41
Deere                                  3,600         247
Dover                                  2,100         119
Dresser Industries                     8,000         162
Emerson Electric                      10,900         650
Giddings & Lewis                       2,300          41
Harnischfeger Industries               2,800          74
Ingersoll Rand                         4,300         152
Outboard Marine                        4,900         111
SPX                                    4,700          81
Tenneco                                8,000         353
Timken                                 1,500          56
Tyco International                     1,700          81
Zurn Industries                        3,700          73

TOTAL MACHINERY                                    3,171

MEASURING DEVICES--0.4%
General Signal                         3,000         105
Honeywell                              5,700         196
Johnson Controls                       1,700          85
Millipore                              2,000         108
Pall                                   4,000          69
Perkin Elmer                           2,600          82
Tektronix                              2,400          93

TOTAL MEASURING DEVICES                              738

MEDICAL PRODUCTS & SERVICES--1.7%
Bausch & Lomb                          2,200          86
Becton Dickinson                       3,900         188
Beverly Enterprises*                   4,100          63
Biomet*                                7,300          90
C.R. Baird                             2,700          68
Columbia/HCA Healthcare               17,437         759
Community Psychiatric Centers          5,500          75
Manor Care                             2,300          61
Medtronic                              5,000         264
National Medical Enterprises           7,800      $  134
St. Jude Medical                       2,800         100
U.S. Healthcare                        7,500         349
United Healthcare                      8,000         424
United States Surgical                 4,200         113

TOTAL MEDICAL PRODUCTS & SERVICES                  2,774

METALS & MINING--1.5%
Alcan Aluminium*                      12,500         330
Aluminum America                       4,000         336
Armco*                                12,200          73
Asarco                                 3,200         105
Bethlehem Steel*                       3,500          74
Cyprus Amax Minerals                   4,450         139
Englehard                              4,275         115
Inco Limited                           5,800         175
Inland Steel Industries*               2,100          83
Newmont Mining                         4,243         191
Nucor                                  3,900         272
Phelps Dodge                           3,300         205
Reynolds Metals                        2,500         142
USX U.S. Steel Group                   3,000         126
Worthington Industries                 3,150          68

TOTAL METALS & MINING                              2,434

MISCELLANEOUS BUSINESS SERVICES--2.3%
Autodesk                               1,400          88
Automatic Data Processing              6,600         370
Ceridian*                              3,500          86
Cisco Systems*                        11,600         318
Computer Sciences*                     2,400         104
Lotus Development*                     2,000          74
Microsoft*                            28,000       1,571
Novell*                               17,400         257
Ogden                                  3,200          67
Oracle Systems*                       14,100         606
Safety Kleen                           5,100          83
Shared Medical Systems                 2,500          69
Sun Microsystems*                      3,500         103

TOTAL MISCELLANEOUS BUSINESS SERVICES              3,796

MISCELLANEOUS CONSUMER SERVICES--0.2%
H & R Block                            4,800         220
Service International                  3,400          88

TOTAL MISCELLANEOUS CONSUMER SERVICES                308

MULTI-INDUSTRY--1.0%
Dial                                   3,200          67
ITT                                    5,500         459
Minnesota Mining & Manufacturing      20,600       1,138

TOTAL MULTI-INDUSTRY                               1,664

OFFICE EQUIPMENT--0.3%
Xerox                                  5,100      $  544

OIL - DOMESTIC--1.4%
Amerada Hess*                          3,900         181
Ashland Oil                            2,100          74
Burlington Resources                   6,000         225
Enserch                                6,000          83
Helmerich & Payne                      2,100          59
Kerr-McGee                             2,900         141
Louisiana Land & Exploration           1,000          44
Maxus Energy*                         17,100          77
Oryx Energy                            8,800         122
Pennzoil                               2,100          98
Rowan*                                 7,200          52
Santa Fe Energy Resources              8,400          78
Schlumberger                          11,600         632
Transco Energy                         3,800          57
Unocal                                10,700         302
Western Atlas*                         2,100          92

TOTAL OIL-DOMESTIC                                 2,317

OIL - INTERNATIONAL--8.0%
Amoco                                 24,200       1,434
Atlantic Richfield                     7,400         746
Chevron                               31,700       1,320
Exxon                                 60,500       3,487
Mobil                                 19,400       1,535
Occidental Petroleum                  14,900         313
Phillips Petroleum                    12,100         414
Royal Dutch Petroleum                 26,100       2,802
Sun                                    5,500         158
Texaco                                12,600         756
USX Marathon Group                    13,300         236

TOTAL OIL-INTERNATIONAL                           13,201

PAPER & PAPER PRODUCTS--1.8%
Avery Dennison                         1,800          62
Bemis                                  2,400          59
Boise Cascade                          4,200         124
Champion International                 4,300         167
Federal Paper Board                    3,900         123
International Paper                    6,000         470
James River                            5,700         138
Kimberly Clark                         7,400         435
Mead                                   2,300         120
Potlatch                               1,700          70
Scott Paper                            3,600         220
Stone Container                        2,400          47
Temple Inland                          2,100         116
Union Camp                             3,200         157
Westvaco                               3,800         145
Weyerhaeuser                           9,500     $   424

TOTAL PAPER & PAPER PRODUCTS                       2,877

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--0.6%
Eastman Kodak                         15,500         803
Polaroid                               3,000         105

TOTAL PHOTOGRAPHIC EQUIPMENT & SUPPLIES              908
PRECIOUS METALS--0.5%
American Barrick Resources*           13,100         349
Echo Bay Mines                         5,600          77
Homestake Mining                       6,400         136
Placer Dome                           10,800         271

TOTAL PRECIOUS METALS                                833

PRINTING & PUBLISHING--1.5%
American Greetings, Class A            4,000         116
Deluxe                                 3,200          94
Dow Jones                              4,300         129
Gannett                                7,600         365
John H. Harland                        5,500         116
Knight-Ridder                          2,000         100
McGraw Hill                            2,000         147
Meredith                               1,800          84
Moore                                  4,500          83
New York Times, Class A                6,400         140
R.R. Donnelly & Sons                   6,500         195
Time Warner                           18,400         643
Times Mirror, Class A                  5,500         169
Tribune                                2,900         157

TOTAL PRINTING & PUBLISHING                        2,538

PROFESSIONAL SERVICES--0.3%
Dun & Bradstreet                       8,300         478
National Education*                   15,500          79

TOTAL PROFESSIONAL SERVICES                          557

RAILROADS--1.1%
Burlington Northern                    4,100         206
Conrail                                3,700         183
CSX                                    4,800         329
Norfolk Southern                       6,400         398
Santa Fe Pacific                       8,400         190
Union Pacific                         10,000         537

TOTAL RAILROADS                                    1,843

REAL ESTATE--0.1%
Kaufman & Broad Home                   7,800         106

REPAIR SERVICES--0.0%
Ryder System                           2,500          64

RETAIL--7.1%
Albertsons                            13,000     $   379
American Stores                        6,600         167
Bruno's                                7,100          66
Charming Shoppes                      14,400         117
Circuit City Stores                    3,200          83
Dayton Hudson                          3,300         252
Dillard Department Stores              5,100         136
Gap                                    6,700         220
Genesco*                               5,700          14
Giant Food                             2,400          52
Great Atlantic & Pacific               2,200          56
Harcourt General                       4,100         141
Hasbro                                 4,400         130
Home Depot                            21,133         887
J.C. Penney                           11,700         604
K Mart                                22,200         397
Kroger*                                6,800         181
Longs Drug Stores                      2,400          83
Lowes                                  8,700         336
Lubys Cafeterias                       1,500          35
Mattel                                 7,812         212
May Department Stores                 11,500         453
McDonalds                             33,400         877
Melville                               5,000         178
Mercantile Stores                      1,800          75
Nordstrom                              4,500         180
Pep Boys-Manny Moe & Jack              2,900         101
Price/Costco*                         12,256         197
Rite Aid                               2,600          54
Ryans Family Steakhouses*             17,800         106
Sears Roebuck                         16,400         787
Shoneys*                               7,800         108
The Limited                           17,700         347
TJX Companies                          2,300          48
Toys R Us*                            13,100         467
Wal-Mart Stores                      111,900       2,613
Walgreen                               5,200         196
Wendy's International                  5,800          84
Winn Dixie Stores                      3,800         190
Woolworth                              5,400          94

TOTAL RETAIL                                      11,703

RUBBER & PLASTIC--0.5%
B.F. Goodrich                          1,000          42
Cooper Tire & Rubber                   3,000          70
Goodyear Tire & Rubber                 7,000         234
Nike, Class B                          3,400         200
Reebok International                   3,500         125
Rubbermaid                             6,700         178

TOTAL RUBBER & PLASTIC                               849

SEMI-CONDUCTORS/INSTRUMENTS--0.9%
Advanced Micro Devices*                3,300     $    98
Intel                                 20,400       1,255
M/A-Com*                               5,900          45
National Semiconductor*                5,000          78
Thomas & Betts                           800          54

TOTAL SEMI-CONDUCTORS/INSTRUMENTS                  1,530

SPECIALTY MACHINERY--0.9%
Ameritech                             26,300       1,058
Cooper Industries                      5,100         205
Westinghouse Electric                 16,200         211

TOTAL SPECIALTY MACHINERY                          1,474

TELEPHONES & TELECOMMUNICATION--8.2%
Airtouch Communications*              23,200         664
American Telephone & Telegraph        86,000       4,646
Bell Atlantic                         21,200       1,124
Bellsouth                             24,200       1,349
GTE                                   46,600       1,415
MCI Communications                    25,500         653
NYNEX                                 21,300         820
Pacific Telesis Group                 20,500         630
Southwestern Bell                     29,200       1,241
U S West                              22,100         856

TOTAL TELEPHONES & TELECOMMUNICATION              13,398

TRUCKING--0.2%
Consolidated Freightways*              3,100          68
Pittston Services Group                2,000          57
Roadway Services                       1,800         104
Yellow                                 1,500          28

TOTAL TRUCKING                                       257

WHOLESALE--0.8%
Alco Standard                          2,400         149
Cummins Engine                         1,200          47
Fleming                                3,200          75
Genuine Parts                          6,450         225
McKesson                               2,200         224
Praxair                                8,400         205
Super-Valu                             3,100          81
Sysco                                  8,700         221
W W Grainger                           2,000         119

TOTAL WHOLESALE                                    1,346

TOTAL COMMON STOCKS (Cost $157,399)              163,561

MASTER NOTES--0.3%
Heller Master Note--(A)
4.935%, 10/03/94                        $451    $    451

TOTAL MASTER NOTES (Cost $451)                       451

TOTAL INVESTMENTS--99.7%
(Cost $157,850)                                  164,012

OTHER ASSETS AND LIABILITIES--0.3%
Other assets and liabilities, net                    463

NET ASSETS

Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 15,335,999 outstanding shares           156,385

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
70,968 outstanding shares                            727

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
2,686 outstanding shares                              29

Undistributed net investment income                   38

Accumulated net realized gain on
investments                                        1,134

Net unrealized appreciation of
investments                                        6,162

TOTAL NET ASSETS:--100.0%                       $164,475

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                           $  10.67

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                           $  10.68

MAXIMUM SALES CHARGE OF 4.50% (1)                    .50

OFFERING PRICE PER SHARE-- RETAIL CLASS A       $  11.18

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                       $  10.66


*    Non-income producing security

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



EQUITY INCOME FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCKS--52.6%

BANKS--3.1%
National City                          21,000       $591

CHEMICALS--0.9%
Dupont (E.I.) de Nemours                3,000        174

DRUGS--4.5%
Abbott Laboratories                    14,000        439
Johnson & Johnson                       5,900        305
Pfizer                                  1,900        131

TOTAL DRUGS                                          875

ELECTRICAL UTILITIES--4.5%
Detroit Edison                         15,000        382
FPL Group                               7,000        228
Unicom                                 11,800        263

TOTAL ELECTRICAL UTILITIES                           873

FINANCIAL SERVICES--0.8%
American Express                        4,900        149

FOOD, BEVERAGE & TOBACCO--5.2%
Pepsico                                 4,700        156
Philip Morris                           9,300        568
Sara Lee                               12,600        284

TOTAL FOOD, BEVERAGE & TOBACCO                     1,008

HOUSEHOLD PRODUCTS--2.7%
Newell                                 23,000        512

INSURANCE--1.2%
Old Republic International              2,200         46
Providian                               6,000        189

TOTAL INSURANCE                                      235

MACHINERY--6.0%
General Electric                       17,000        818
Tenneco                                 7,900        349

TOTAL MACHINERY                                    1,167

MARINE TRANSPORTATION--0.9%
Anangel-American Shipholdings
(ADR)                                  11,700        181

MINING--0.3%
Great Northern Iron Ore Properties      1,300         62

OIL - DOMESTIC--4.7%
Atlantic Richfield                      8,000        807
Schlumberger                            2,000        109

TOTAL OIL-DOMESTIC                                   916

OIL - INTERNATIONAL--6.8%
Amoco                                   5,100    $   302
Exxon                                   8,000        461
Mobil                                   6,900        546

TOTAL OIL-INTERNATIONAL                            1,309

PAPER & PAPER PRODUCTS--2.4%
Kimberly Clark                          7,900        464

REAL ESTATE--1.2%
Burger King Investors Master L.P.      13,500        228

RETAIL--1.1%
Albertson's                             4,000        117
Sears Roebuck                           2,000         96

TOTAL RETAIL                                         213

TELEPHONES & TELECOMMUNICATION--6.3%
AT&T                                    5,900        319
NYNEX                                  13,000        500
Pacific Telesis Group                  13,000        400

TOTAL TELEPHONES & TELECOMMUNICATION               1,219

TOTAL COMMON STOCKS (Cost $10,188)                10,176

REAL ESTATE INVESTMENT TRUSTS--11.9%
Crescent Real Estate Equities           3,800        107
Healthcare Realty Trust                19,500        407
Manufactured Home Communities          21,000        420
National Golf Properties               22,700        459
Simon Property Group                   21,000        535
Weeks*                                 17,500        359

TOTAL REAL ESTATE INVESTMENT TRUSTS
(Cost $2,326)                                      2,287

PREFERRED STOCKS--6.8%

AUTOMOTIVE--5.1%
Ford Motor, Ser A, CV, $4.20            7,500        688
General Motors, Ser C, CV, $3.25        5,000        288

TOTAL AUTOMOTIVE                                    976

BANKS--1.3%
Citicorp, Ser 15, CV, $1.217           13,300       259

RETAIL--0.4%
Sears Roebuck, Ser A, CV                1,500        84

TOTAL PREFERRED STOCKS (Cost $1,348)              1,319

CONVERTIBLE BONDS--12.2%
Conner Peripheral
6.500%, 03/01/02                         $200   $   157
General Instrument
5.000%, 06/15/00                          350       458
Inco
5.750%, 07/01/04                          400       478
Integrated Health
Services
6.000%, 01/01/03                          250       301
Price
6.750%, 03/01/01                          375       363
Vencor
6.000%, 10/01/02                          500       602

TOTAL CONVERTIBLE BONDS (Cost
$2,346)                                           2,359

REPURCHASE AGREEMENTS--15.4%

J.P. Morgan 4.594%, dated
09/30/94, matures 10/03/94,
repurchase price $1,948,817
(collateralized by a Treasury
Interest Strip Coupon, total par
value $10,544,810, matures
02/15/15, market value $1,987,064)               1,948

Merrill Lynch 4.562%, dated
09/30/94, matures 10/03/94,
repurchase price $1,032,963
(collateralized by a U.S. Treasury
Note, total par value $1,049,644,
interest rate 4.25%, matures
01/31/95, market value $1,053,428)              1,033

TOTAL REPURCHASE AGREEMENTS (Cost
$2,981)                                         2,981

TOTAL INVESTMENTS--98.9% (Cost
$19,189)                                      $19,122

*    Non-income producing security

     ADR--American Depository Receipt



DIVERSIFIED GROWTH FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCK--84.2%

AUTOMOTIVE--2.7%
Ford Motor                          27,000    $  749
General Motors, Class E              4,000       152

TOTAL AUTOMOTIVE                                 901

COMMUNICATIONS EQUIPMENT--2.8%
Nokia (ADR)                         16,100       942

COMPUTER PERIPHERAL EQUIPMENT--2.1%
Cisco Systems*                      25,700       704

ELECTRICAL UTILITIES--.9%
Detroit Edison                      12,000       306

ENVIRONMENTAL SERVICES--1.7%
Wmx Technologies                    20,000       578

FINANCIAL SERVICES--3.9%
American Express                    16,500       501
Federal National Mortgage           10,400       819

TOTAL FINANCIAL SERVICES                       1,320

FOOD, BEVERAGE & TOBACCO--4.2%
Cott                                11,600       154
Pepsico                             16,000       530
Philip Morris Companies             12,000       733

TOTAL FOOD, BEVERAGE & TOBACCO                 1,417

HOUSEHOLD PRODUCTS--1.4%
Newell                              21,000       467

INSURANCE--0.6%
Old Republic
International                       10,000       209

MACHINERY--5.3%
General Electric                    23,300     1,121
Tenneco Incoporated                 15,400       680

TOTAL MACHINERY                                1,801

MARINE TRANSPORTATION--.9%
Royal Caribbean Cruises             12,300       320

MEASURING DEVICES--1.2%
MTS Systems                          8,000       194
Thermo Electron*                     4,500       206

TOTAL MEASURING DEVICES                          400

MEDICAL PRODUCTS & SERVICES--3.8%
Healthtrust*                        24,400       803
Medtronic                            9,200       486

TOTAL MEDICAL PRODUCTS & SERVICES              1,289

MISCELLANEOUS BUSINESS SERVICES--6.2%
Microsoft*                           5,500    $  309
Novell*                             23,500       347
Oracle Systems*                     23,100       993
Synopsys*                            2,700       122
The Bisys Group*                    16,000       340

TOTAL MISCELLANEOUS

BUSINESS SERVICES                              2,111
OIL/CHEMICALS--10.5%
Amoco                                9,000       533
Atlantic Richfield                   8,700       876
Dupont (E.I.) de Nemours            10,500       609
Exxon                                8,800       507
Mobil                                4,600       364
Schlumberger                         6,400       348
Sigma-Aldrich                        9,000       320

TOTAL OIL/CHEMICALS                            3,557

PAPER & PAPER PRODUCTS--2.9%
Kimberly-Clark                       6,700       394
Weyerhaeuser                        12,900       575

TOTAL PAPER & PAPER PRODUCTS                     969

PHARMACEUTICAL PREPARATIONS--7.1%
Abbott Laboratories                 23,500       737
Johnson & Johnson                   16,000       826
Perrigo*                            20,000       270
Pfizer                               8,000       553

TOTAL PHARMACEUTICAL PREPARATIONS              2,386

RAILROADS--0.7%
Southern Pacific Rail*              13,000       244

REAL ESTATE--4.0%
Debartolo Realty                    26,000       377
National Golf Properties            15,000       304
Simon Property Group                25,700       658

TOTAL REAL ESTATE                              1,339

RETAIL--7.8%
Albertson's                         19,300       562
Dayton Hudson                        8,000       612
McDonald's                          26,000       683
Orchard Suppply Hardware
Stores*                             12,900       119
Sears & Roebuck                     13,500       648

TOTAL RETAIL                                   2,624

SEMI-CONDUCTORS/INSTRUMENTS--1.9%
Intel                               10,400       640

SPECIALTY MACHINERY--2.8%
York International                  23,000   $   957

STEEL & STEEL WORKS--3.0%
Ak Steel Holding*                   12,000       390
Inco                                15,200       458
Rouge Steel, Class A                 6,000       176

TOTAL STEEL & STEEL WORKS                      1,024

TELEPHONES & TELECOMMUNICATION--4.9%
Airtouch
Communications*                     14,700       421
Pacific Telesis Group               14,000       431
Tele Danmark (ADR)*                  5,500       150
Vodafone (ADR)                      20,500       642
TOTAL TELEPHONES &
TELECOMMUNICATION                              1,644

TRUCKING--0.9%
Fritz Companies*                     8,100        288

TOTAL COMMON STOCKS (Cost $28,121)             28,437
CONVERTIBLE BONDS--1.9%
General Instrument Cv
5.000%, 06/15/00                   $   500        654
TOTAL CONVERTIBLE BONDS (Cost
$687)                                             654

REPURCHASE AGREEMENTS--9.2%

J.P. Morgan 4.594%, dated
09/30/94, matures 10/03/94,
repurchase price $1,779,444
(collateralized by a Treasury
Interest Coupon Note, par value
$9,628,355, maturity 02/15/15,
market value $1,814,367)                        1,779

Merrill Lynch 4.562%, dated
09/30/94, matures 10/03/94,
repurchase price $1,345,262
(collateralized by a U.S. Treasury
Note, par value $1,366,987,
interest rate 4.25%, maturity of
01/31/95, market value $1,371,915)              1,345

TOTAL REPURCHASE AGREEMENTS
(Cost $3,124)                                   3,124

TOTAL INVESTMENTS--95.3% (Cost
$31,932)                                      $32,215

*    Non-income producing security

     ADR--American Depository Receipt



STOCK FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCKS--92.5%

APPAREL/TEXTILES--1.9%
Liz Claiborne                       134,900    $ 3,069

AUTOMOTIVE--2.9%
Automotive Industries*               61,100      1,482
General Motors                       69,500      3,257

TOTAL AUTOMOTIVE                                 4,739

BANKS--3.6%
Banc One                             61,400      1,834
BayBanks                             32,500      1,788
Chemical Banking                     62,600      2,191

TOTAL BANKS                                      5,813

BUILDING & CONSTRUCTION SUPPLIES--0.6%
Instrument Systems*                 123,400        972

CHEMICALS--0.9%
Ferro                                62,200      1,532

COMPUTERS & SERVICES--4.5%
Hewlett Packard                      44,500      3,888
IBM                                  50,400      3,503

TOTAL COMPUTERS & SERVICES                       7,391

DIVERSIFIED--1.6%
International Paper                  32,900      2,583

DRUGS--4.6%
American Home Products               59,500      3,570
Bristol-Myers Squibb                 39,200      2,249
Upjohn                               51,900      1,771

TOTAL DRUGS                                      7,590

ELECTRICAL UTILITIES--0.7%
Hawaiian Electric                    38,100      1,205

FOOD, BEVERAGE & TOBACCO--5.1%
ConAgra                             133,700      4,212
Quaker Oats                          21,300      1,629
Sara Lee                            112,000      2,520

TOTAL FOOD, BEVERAGE & TOBACCO                   8,361

HOME APPLICANCES--1.4%
Whirlpool                            44,700      2,296

INSURANCE--6.9%
AMBAC                                81,600      3,019
General Re                           32,000      3,388
Providian                           102,400      3,226
Western National                    120,300    $ 1,624

TOTAL INSURANCE                                 11,257

MACHINERY--6.9%
Case Equipment                       55,400      1,080
Caterpillar                          36,600      1,981
Deere                                39,400      2,704
General Electric                     95,000      4,572
Ingersoll Rand                       28,900      1,022

TOTAL MACHINERY                                 11,359

MEDICAL--2.0%
Bausch & Lomb                        49,600      1,934
Becton, Dickinson                    28,100      1,356

TOTAL MEDICAL                                    3,290

METALS & MINING--4.3%
Aluminum Company of America          51,600      4,373
Inco                                 87,400      2,633

TOTAL METALS & MINING                            7,006

MULTI-INDUSTRY--5.1%
Dial                                 67,800      1,415
ITT                                  45,000      3,752
Minnesota Mining &
Manufacturing                        58,300      3,221

TOTAL MULTI-INDUSTRY                             8,388

OIL - INTERNATIONAL--9.3%
Exxon                                53,600      3,089
Mobil                                39,700      3,141
Royal Dutch Petroleum (ADR)          45,500      4,887
Texaco                               67,300      4,038

TOTAL OIL-INTERNATIONAL                         15,155

PAPER & PAPER PRODUCTS--5.4%
Bemis                               116,800      2,892
Bowater                              57,800      1,683
James River                          69,500      1,685
Scott Paper                          42,700      2,610

TOTAL PAPER & PAPER PRODUCTS                     8,870

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--4.6%
Eastman Kodak                        82,700      4,280
Xerox                                30,700      3,277

TOTAL PHOTOGRAPHIC EQUIPMENT
& SUPPLIES                                       7,557

RAILROADS--3.5%
CSX                                  40,500    $  2,774
Norfolk Southern                     21,900       1,363
Southern Pacific Rail*               82,700       1,551

TOTAL RAILROADS                                   5,688

RETAIL--2.0%
Dayton Hudson                        42,000       3,213

RUBBER & PLASTIC--3.0%
Premark International                75,200       3,177
Reebok International                 49,700       1,777

TOTAL RUBBER & PLASTIC                            4,954

SEMICONDUCTORS & RELATED DEVICES--3.2%
AMP                                  25,100       1,942
Texas Instruments                    48,500       3,316

TOTAL SEMICONDUCTORS & RELATED DEVICES            5,258

SPECIALTY MACHINERY--1.1%
York International                   43,800       1,823

TELEPHONES & TELECOMMUNICATION--3.0%
Century Telephone Enterprises        60,100       1,735
GTE                                 103,700       3,150

TOTAL TELEPHONES & TELECOMMUNICATION              4,885

WHOLESALE--0.7%
(W.W.) Grainger                      20,300       1,203

TOTAL COMMON STOCKS (Cost $137,541)             145,457

REAL ESTATE INVESTMENT TRUSTS--3.7%
Debartolo Realty                    161,400       2,340
Duke Realty Investments              65,400       1,635
Simon Property Group                 78,500       2,012

TOTAL REAL ESTATE INVESTMENT TRUSTS
(Cost $5,842)                                     5,987

MASTER NOTES--9.8%
Associates Corporation of North America (A)
4.813%, 10/04/94                     $2,066       2,066
Barclays (A)
4.779%, 10/03/94                      2,225       2,225
Goldman Sachs (A)
4.950%, 10/04/94                      5,876       5,876
Heller Financial (A)
4.935%, 10/04/94                      5,905       5,905

TOTAL MASTER NOTES (Cost $16,072)                16,072

TOTAL INVESTMENTS--102.3%
(Cost $159,455)                                 167,516

OTHER ASSETS AND LIABILITIES--(2.3%)
 Other assets and liabilties, net                (3,800)

NET ASSETS

Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
9,388,570 outstanding
shares                                         $140,908

Portfolio shares of
Retail Class A ($.0001
par value--2 billion
authorized) based on
510,016 outstanding
shares                                            7,677

Portfolio shares of
Retail Class B ($.0001
par value--2 billion
authorized) based on
20,964 outstanding
shares                                              351

Undistributed net
investment income                                    52

Accumulated net
realized gain on
investments                                       6,667

Net unrealized
appreciation of
investments                                       8,061

TOTAL NET
ASSETS:--100.0%                                $163,716

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                          $  16.50

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $  16.51

MAXIMUM SALES CHARGE OF
4.50% (1)                                           .78

OFFERING PRICE PER
SHARE--RETAIL CLASS A                          $  17.29

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                      $  16.49


*    Non-income producing security

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30,1994. The date shown is the longer of the reset date or demand date.
     ADR--American Depository Receipt

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



SPECIAL EQUITY FUND

DESCRIPTION                SHARES/PAR (000) VALUE (000)

COMMON STOCK--75.5%

AIRCRAFT--1.2%
Northrop                           35,000     $1,584

AUTOMOTIVE--0.3%
Oshkosh Truck Class B              42,200        459

BANKS--6.4%
Ahmanson (H.F.)                    46,400        969
Bank of Boston                    118,800      3,162
Chemical Banking                   58,100      2,034
Great Western Financial            66,800      1,286
PNC Bank                           50,600      1,309

TOTAL BANKS                                    8,760

CHEMICALS--5.4%
First Mississippi                  38,100        772
IMC Fertilizer Group*             108,000      4,805
Melamine Chemicals*                31,400        330
Nova                              128,900      1,418

TOTAL CHEMICALS                                7,325

COMMUNICATIONS EQUIPMENT--0.3%
Aydin*                             32,700        335

CONSTRUCTION MATERIALS--1.4%
Lafarge                            93,300      1,878

DRUGS--0.1%
Quadra Logic*                      25,400        171

ELECTRICAL UTILITIES--0.7%
Unicom                             41,700        928

FINANCIAL SERVICES--0.9%
Carr Realty                        59,200      1,199

FOOD, BEVERAGE & TOBACCO--1.5%
Archer Daniels Midland             79,300      2,062

GAMES, TOYS AND CHILDREN'S VEHICLES--0.1%
Educational Insights*              18,000        119

MACHINERY--0.5%
Brown & Sharpe Manufacturing*      85,700        589
Ferrofluidics*                     12,500         72

TOTAL MACHINERY                                  661

MARINE TRANSPORTATION--4.5%
Overseas Shipholding Group        132,800      2,888
Stolt-Nielsen S.A.*               151,900      3,266

TOTAL MARINE TRANSPORTATION                    6,154

METALS & MINING--16.9%
Aluminum Company of America        94,100    $ 7,976
Cleveland-Cliffs                   20,100        779
Cominco*                           54,700        998
Cyprus AMAX Minerals               35,300      1,103
INCO                              181,600      5,471
Nord Resources*                    68,500        454
Potash of Saskatchewan             17,600        719
Reynolds Metals                    77,500      4,388
USX--U.S. Steel Group              30,600      1,281

TOTAL METALS & MINING                         23,169

OIL SERVICES--2.6%
Atwood Oceanics*                   44,500        601
Halliburton                        62,000      1,953
Sonat Offshore Drilling            33,500        666
Stolt Comex Seaway, S.A.*          33,000        330

TOTAL OIL SERVICES                             3,550

OIL - DOMESTIC--13.5%
Amerada Hess                       20,100        935
Dekalb Energy*                     50,800        800
Diamond Shamrock                   21,900        564
Louisiana Land And
Exploration                        85,300      3,732
Maxus Energy*                      84,900        382
Murphy Oil                         27,700      1,205
USX--Marathon Group               267,400      4,746
Valero Energy                     252,400      5,111
Wiser Oil                          66,300      1,127

TOTAL OIL-DOMESTIC                            18,602

OIL - INTERNATIONAL--3.5%
Texaco                             80,400      4,824

PAPER & PAPER PRODUCTS--12.0%
Abitibi-Price*                    145,700      2,204
Boise Cascade                      70,900      2,092
Bowater                           179,100      5,215
Champion International            104,100      4,034
Federal Paper Board                89,200      2,810

TOTAL PAPER & PAPER PRODUCTS                  16,355

PRECIOUS METALS--5.9%
Agnico-Eagle Mines                 55,700        801
Hemlo Gold Mines                  231,600      2,663
Newmont Mining                    102,099      4,595

TOTAL PRECIOUS METALS                          8,059

RETAIL--0.9%
Dayton Hudson                      15,500      1,186

SEMICONDUCTORS & RELATED DEVICES--0.2%
Parlex*                            24,400   $    207

WHOLESALE--0.4%
Super Rite*                        37,000        490

TOTAL COMMON STOCKS (Cost $97,634)           108,077

MASTER NOTES--14.1%
Associates
4.813%, 10/04/94 (A)              $ 5,360      5,360
Barclays
4.779%, 10/03/94 (A)                2,955      2,955
Goldman Sachs
4.950%, 10/04/94 (A)                5,719      5,719
Heller
4.935%, 10/04/94 (A)                5,160      5,160

TOTAL MASTER NOTES
(Cost $19,194)                                19,194

REPURCHASE AGREEMENTS--7.7%

Merrill Lynch 4.562%, dated
09/30/94, matures 10/03/94,
repurchase price $5,689,060,
(collateralized by U.S. Treasury
Note, 4.25%, par value $5,666,471,
due 1/31/95, market value
$5,812,010.)                                   5,687

J.P. Morgan 4.594%, dated 09/30/94,
matures 10/03/94, repurchase price
$4,871,677, (collateralized by U.S.
Treasury Interest Coupon Note, total
par value $26,358,697, due 2/15/15,
market value $4,967,209.)                      4,870

TOTAL REPURCHASE AGREEMENTS
(Cost $10,557)                                10,557

TOTAL INVESTMENTS--101.0%
(Cost $127,384)                              137,828

OTHER ASSETS AND LIABILITIES--(1.0%)
Other assets and liabilities, net             (1,319)

NET ASSETS

Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
7,445,378 outstanding
shares                                      $111,287

Portfolio
shares--Retail Class A
($.0001 par value--2
billion authorized)
based on 423,818
outstanding shares                             6,311

Portfolio
shares--Retail Class B
($.0001 par value--2
billion authorized)
based on 21,387
outstanding shares                              365

Accumulated net
realized gain on
investments                                   8,102

Net unrealized
appreciation of
investments                                  10,444

TOTAL NET
ASSETS:--100.0%                            $136,509

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                      $  17.30

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                      $  17.30

MAXIMUM SALES CHARGE OF
4.50% (1)                                       .82

OFFERING PRICE PER
SHARE--RETAIL CLASS A                      $  18.12

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                  $  17.29


*    Non-income producing security

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30,1994. The date shown is the longer of the reset date or demand date.

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



REGIONAL EQUITY FUND

DESCRIPTION              SHARES/PAR (000) VALUE (000)

COMMON STOCKS--76.4%

APPAREL/TEXTILES--2.8%
G&K Services, Class A           125,850    $ 1,951
Raven Industries                 54,100      1,014

TOTAL APPAREL/TEXTILES                       2,965

AUTOPARTS--4.0%
Automotive Industries*          110,000      2,668
Deflecta-Shield*                101,100        834
Tower Automotive*                59,300        689

TOTAL AUTOPARTS                              4,191

BANKING--9.9%
Community First Bankshares       91,300      1,438
Investors Bank                  129,766      3,180
Metropolitan Financial          112,000      2,660
TCF Financial                    78,000      3,071

TOTAL BANKING                               10,349

CHEMICALS--1.9%
Fuller                           30,000        900
Hawkins Chemical                157,464      1,102

TOTAL CHEMICALS                              2,002

COMMUNICATIONS EQUIPMENT--2.1%
Communications Sysyems          200,000      2,000
Videolabs*                       58,300        189

TOTAL COMMUNICATIONS EQUIPMENT               2,189

COMPUTERS & SERVICES--8.0%
Computer Network
Technology*                     145,000      1,115
Control Data Systems*           358,100      2,395
Digi International*             182,200      2,596
Fourth Shift*                   200,000      1,250
Hutchinson Technology*           37,100      1,020

TOTAL COMPUTERS & SERVICES                   8,376

ELECTRONIC COMPONENTS--3.4%
BMC Industries                  224,000      3,136
Daktronics*                      62,700        423

TOTAL ELECTRONIC COMPONENTS                  3,559

ENTERTAINMENT--0.7%
Lodgenet Entertainment*          90,000        765

FINANCIAL SERVICES--2.5%
General Growth Properties       127,000      2,572

FOOD & BEVERAGE--7.8%
Grist Mill*                     200,000    $ 1,925
International Multifoods        164,000      2,685
Michael Foods                   142,500      1,568
Minnesota Brewing*                  147        662
Stokely USA*                    139,900      1,329

TOTAL FOOD & BEVERAGE                        8,169

MACHINERY--1.8%
Donaldson                        87,000      1,936

MEDICAL PRODUCTS & SERVICES--7.8%
Angeion*                        430,000      1,156
Biovascular*                    313,300      1,493
CNS*                            369,300      2,585
Lifecore Biomedical*            200,000      1,075
Medical Devices*                161,200        423
Minntech                         93,300      1,446

TOTAL MEDICAL PRODUCTS & SERVICES            8,178

MISCELLANEOUS CONSUMER SERVICES--2.6%
Regis*                          185,000      2,729

MISCELLANEOUS MANUFACTURING--2.5%
Recovery Engineering*           102,800      1,722
Shuffle Master*                  66,700        884

TOTAL MISCELLANEOUS MANUFACTURING            2,606

MISCELLANEOUS TRANSPORTATION--0.9%
Arctco                           50,175        953

PAPER & PAPER PRODUCTS--2.5%
Pentair                          65,272      2,578

PRINTING & PUBLISHING--2.3%
IPI*                             40,000        160
Merrill                         120,000      2,280

TOTAL PRINTING & PUBLISHING                  2,440

RETAIL--3.3%
Brauns Fashions*                 80,000       280
Damark International*           149,600     1,814
Younkers*                        70,000     1,330

TOTAL RETAIL                                3,424

RETAIL - EATING PLACES--1.0%
Vicorp Restaurants*              64,300     1,077

RUBBER & PLASTIC--0.1%
Green Isle Environmental
Services* (C)                   127,000        64

SEMI-CONDUCTORS & RELATED DEVICES--4.5%
FSI International*               74,500   $  1,714
Sheldahl*                        78,500        903
Zytec*                          180,000      2,070

TOTAL SEMI-CONDUCTORS & RELATED DEVICES      4,687

SPECIALTY CONSTRUCTION--0.6%
Apogee Enterprises               35,000        578

TELEPHONES & TELECOMMUNICATION--3.4%
Norstan*                        185,000      3,515

TOTAL COMMON STOCKS (Cost $70,464)          79,902

INVESTMENTS IN COMMON STOCK
OF AFFILIATES--10.1%
Aetrium*                        248,000      2,789
Audio King* (B)                 262,112      1,180
Canterbury Park Holdings* (B)   177,500        799
Navarre* (B)                    152,200        628
Northwest Teleproductions* (B)  170,000        595
Rimage* (B)                     216,000      1,188
Terrano* (B)                    350,000        656
TSI (B)                         310,000      2,712

TOTAL INVESTMENTS IN COMMON
STOCK OF AFFILIATES (Cost $10,082)          10,547

MASTER NOTES--13.0%
Associates Corporation of North America
4.813%, 10/04/94 (A)           $  3,029      3,029
Barclays Bank
4.779%, 10/03/94 (A)              3,210      3,210
Goldman Sachs
4.950%, 10/04/94 (A)              3,761      3,761
Heller Financial
4.935%, 10/04/94 (A)              3,578      3,578

TOTAL MASTER NOTES (Cost $13,578)           13,578

TOTAL INVESTMENTS--99.5%
(Cost $94,124)                             104,027

OTHER ASSETS AND LIABILITIES--0.5%
Other assets and liabilities, net              548

NET ASSETS

Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 7,668,481 outstanding shares     $ 85,103

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
666,336 outstanding shares                   7,204

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
14,788 outstanding shares                      186

Accumulated net realized gain on
investments                                  2,179

Net unrealized appreciation
of investments                               9,903

TOTAL NET ASSETS--100.0%                  $104,575

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                     $  12.52

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                     $  12.52

MAXIMUM SALES CHARGE OF 4.50% (1)              .59

OFFERING PRICE PER SHARE--RETAIL CLASS A  $  13.11

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                   $12.50

*    Non-income producing security

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

(B) Investments representing five percent or more of the outstanding voting securities of the issuer, and is or was an affiliate, as defined in the Investment Company Act of 1940, at or during the fiscal year ended September 30, 1994. The total cost of purchases of Aetrium, Audio King, Canterbury Holdings, Navarre, Northwest Teleproductions, Rimage, Terrano, and TSI were $2,559,698, $801,072, $710,000, $856,125, $623,125,
     $1,612,585, $689,625, and $2,229,419 respectively. With the exception of $28,258 in dividend income for TSI, there were neither sales nor dividend income during the annual period. Change in unrealized appreciation since 9/30/93 in affiliated securities is $464,722.

(C) Security sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under guidelines established by the Board of Directors.

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



EMERGING GROWTH FUND

DESCRIPTION                              SHARES  VALUE (000)

COMMON STOCKS--78.0%

AUTOMOTIVE--1.2%
Deflecta-Shield*                          9,900     $ 82

BEAUTY PRODUCTS--1.4%
Drypers*                                  8,000       96

BROADCASTING, NEWSPAPERS & ADVERTISING--3.8%
Bell Cablemedia ADR*                      4,500      116
National Wireless
Holdings*                                 3,800       31
Qualcomm*                                 4,500      114

TOTAL BROADCASTING,
NEWSPAPERS & ADVERTISING                             261

CHEMICALS--0.9%
Fuller (H.B.)                             2,100       63

COMMUNICATIONS EQUIPMENT--1.3%
Tellabs*                                  2,100       89

DRUGS--4.8%
Chiron*                                     500       33
Genzyme*                                  2,300       79
Idexx Labs*                               4,800      142
Perrigo*                                  6,100       82

TOTAL DRUGS                                          336

FINANCIAL SERVICES--7.3%
Advanta Class A                           1,700       51
Advanta Class B                             500       15
Concord Holding*                          7,600       63
Fiserv*                                   5,600      120
SPS Transaction Services*                 1,900       99
The Bisys Group*                          7,600      161

TOTAL FINANCIAL SERVICES                             509

FOOD, BEVERAGE & TOBACCO--1.7%
Cott                                      4,900       65
John B. Sanfilippo & Son                  6,100       55

TOTAL FOOD, BEVERAGE & TOBACCO                       120

HOUSEHOLD PRODUCTS--3.0%
Coleman*                                  4,000      140
Recoton*                                  4,350       71

TOTAL HOUSEHOLD PRODUCTS                             211

INSURANCE--2.8%
Capital Guaranty                          3,200       49
Partnerre Holdings                        3,200       70
Vesta Insurance Group                     2,800       74
TOTAL INSURANCE                                      193

MARINE TRANSPORTATION--1.0%
Royal Carribean Cruises                   2,800     $ 73

MEASURING DEVICES--0.7%
Quickturn Design Systems*                 5,700       51

MEDICAL PRODUCTS & SERVICES--11.5%
American Healthcorp*                      8,000       61
Cerner*                                   1,300       53
HBO                                       3,500      119
Healthsource*                             3,500      124
Quorum Health Group*                      8,000      152
Target Therapeutics*                      4,400      129
Vencor*                                   3,500      160

TOTAL MEDICAL PRODUCTS & SERVICES                    798

METALWORKING MACHINERY & EQUIPMENT--3.2%
Greenfield Industries                     4,600      111
Shaw Group*                               9,000      110

TOTAL METALWORKING MACHINERY
& EQUIPMENT                                          221

MISCELLANEOUS BUSINESS SERVICES--3.3%
Keane*                                    4,000       89
Landmark Graphics*                        6,000      141

TOTAL MISCELLANEOUS BUSINESS SERVICES                230

PETROLEUM & FUEL PRODUCTS--3.1%
Benton Oil And Gas*                      17,000      123
Coho Energy Resources*                   17,000       90

TOTAL PETROLEUM & FUEL PRODUCTS                      213

PRINTING & PUBLISHING--0.9%
Thomas Nelson                             3,300       61

RAILROADS--1.1%
Johnstown America Industries*             2,900       76

RETAIL--4.4%
Department 56*                            1,500       59
Gander Mountain Incorporation             5,900       75
Orchard Suppply Hardware Stores*          5,500       51
West Marine*                              5,300      119

TOTAL RETAIL                                         304

RETAIL - EATING PLACES--3.4%
Buffets*                                  3,700       58
Fresh Choice*                             4,300       86
Hometown Buffet                           9,000       90

TOTAL RETAIL-EATING PLACES                           234

SEMI-CONDUCTORS/INSTRUMENTS--1.1%
Chipcom*                                  1,500       80

SERVICES - PREPACKAGED SOFTWARE--6.8%
Network Peripherals*                     13,100     $185
Peoplesoft*                               2,900      140
Platinum Software*                        4,000       49
Powersoft*                                1,900      102

TOTAL SERVICES-PREPACKAGED SOFTWARE                  476

SPECIALTY CONSTRUCTION--0.5%
Insituform Mid-America Class A            3,900       37

SPECIALTY MACHINERY--2.5%
York International                        4,200      175

TELEPHONES & TELECOMMUNICATION--5.4%
A+ Communications*                        4,800       63
American Paging*                          3,800       33
Compania De Telef De Chile ADR            1,100       97
International Cabletel*                   5,100      163
Nextel Communications Class A*            1,000       21

TOTAL TELEPHONES & TELECOMMUNICATION                 377

TRUCKING--0.9%
Fritz Companies*                          1,800       64

TOTAL COMMON STOCKS (Cost $5,186)                  5,430

PREFERRED STOCKS--0.7%

SERVICES - PREPACKAGED SOFTWARE--0.7%
Network Imaging Pfd                       2,300       48

TOTAL PREFERRED STOCKS (Cost $53)                     48

REPURCHASE AGREEMENTS--17.8%

J.P. Morgan, 4.594%, dated 09/30/94,
matures 10/03/94, repurchase price
$680,821 (collateralized by a U.S.
Treasury Interest Coupon Note, par
value $3,683,531, maturing 02/15/15,
market value $694,126)                               680

Merrill Lynch 4.652%, dated
09/30/94, matures 10/03/94,
repurchase price $556,721
(collateralized by a U.S. Treasury
Note, par value $574,856, interest
rate 4.25%, maturing 01/31/95,
market value $567,746)                               557

TOTAL REPURCHASE AGREEMENTS
(Cost $1,237)                                      1,237

TOTAL INVESTMENTS--96.5% (Cost $6,476)            $6,715


*    Non-income producing security

(A) Variable rate security with Demand Features--the rate reported in the Schedule of Investments is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or demand date.

     ADR--American Depository Receipt




TECHNOLOGY FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCKS--91.3%

COMMUNICATIONS EQUIPMENT--21.3%
Broadband Technologies*                   6,600    $  117
Cascade Communications*                     500        24
DSC Communications*                       9,100       258
General DataComm Industries*              5,400       153
General Instrument*                       7,400       211
Newbridge Networks*                       4,300       138
Northern Telecom                          3,600       125
Qualcomm*                                 5,500       139
Tellabs*                                  5,500       234

TOTAL COMMUNICATIONS EQUIPMENT                      1,399

COMPUTERS & SERVICES--15.4%
Adaptec*                                  4,100        78
C-Cube Microsystems*                        300         6
Chipcom*                                  2,000       107
Cisco Systems*                            5,900       162
Compaq Computer*                          7,400       241
Convex Computer*                         18,200       146
Pinnacle Micro*                           4,000        52
S3*                                      11,000       140
Silicon Graphics*                         3,000        77

TOTAL COMPUTERS & SERVICES                          1,009

SEMI-CONDUCTORS/INSTRUMENTS--44.5%
Applied Materials*                        3,400       159
Dataware Technologies*                    3,100        41
Fourth Shift*                            12,300        77
FSI International*                        4,100        94
FTP Software*                             5,400       129
GaSonics International*                   1,700        30
Informix*                                12,100       334
Intel                                     1,300        80
Lam Research*                             3,200       129
LSI Logic*                                3,600       135
Megatest*                                 2,000        36
Micron Technology                         2,700        93
Network Peripherals*                     10,400       147
Novellus Systems*                         1,800        85
Oracle Systems*                           6,200       267
Parametric Technology*                    5,500       183
ParcPlace Systems*                        3,400        72
Peoplesoft*                               1,400        68
Platinum Software*                        4,600    $   56
Powersoft*                                3,700       199
Quickturn Design Systems*                 9,100        82
Softdesk*                                 1,000        18
Solectron*                                3,700        98
Sonic Solution*                           2,700        32
Symantec*                                10,100       151
Synopsys*                                 2,700       122

TOTAL SEMI-CONDUCTORS/INSTRUMENTS                   2,917

SERVICES - PREPACKAGED SOFTWARE--10.1%
Business Objects S.A.(ADR)*                 450        13
CFI Proservices*                          7,300       108
Legent*                                   4,800       127
Microsoft*                                4,500       252
Novell*                                  10,900       161

TOTAL SERVICES-PREPACKAGED SOFTWARE                   661

TOTAL COMMON STOCKS (Cost $5,298)                   5,986

PREFERRED STOCKS--4.9%

COMMUNICATIONS EQUIPMENT--4.1%
Nokia ADR                                 4,600       270

SERVICES - COMPUTER INTEGRATED SYSTEMS
DESIGN--0.8%
Network Imaging, Series A                 2,400        50

TOTAL PREFERRED STOCKS (Cost $277)                    320

REPURCHASE AGREEMENTS--3.9%

Merrill Lynch 4.562%, dated
09/30/94, matures 10/03/94,
repurchase price $257,957
(collateralized by a U.S. Treasury
Note, total par value $262,122,
interest rate 4.25%, matures
01/31/95, market value $263,068)                      258

TOTAL REPURCHASE AGREEMENTS (Cost $258)               258

TOTAL INVESTMENTS--100.1%
(Cost $5,833)                                       6,564

OTHER ASSETS AND LIABILITIES--(0.1%)

Other assets and liabilities, net                     (10)

NET ASSETS

Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
580,310 outstanding shares                         $5,628

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 5,513
outstanding shares                                     53

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 160
outstanding shares                                      2

Accumulated net investment loss                        (3)

Accumulated net realized gain on investments          143

Net unrealized appreciation of investments            731

TOTAL NET ASSETS:--100.0%                          $6,554

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                         $11.19

NET ASSET VALUE AND REDEMPTION
PRICE PER SHARE--RETAIL CLASS A                    $11.19

MAXIMUM SALES CHARGE OF 4.50% (1)                     .53

OFFERING PRICE PER SHARE--RETAIL CLASS A           $11.72

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                          $11.17

*    Non-income producing security

     ADR--American Depository Receipt

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



INTERNATIONAL FUND

DESCRIPTION SHARES VALUE (000)

FOREIGN STOCKS--83.1%

ARGENTINA--2.0%
Argentina Telecommunications
ADR                                     4,000     $  267
Banco Frances Rio Plata ADR*            2,300         69
Cementera Argentina*                   46,901        376
IRSA "B"*                              23,400         78
Quilmes Industrial                      7,000        164

TOTAL ARGENTINA                                      954

CANADA--0.8%
Archer Resources*                       8,200        108
Chauvco Resources*                      4,700         58
Euro-Nevada Mining                      3,000         92
Franco-Nevada Mining                    2,000        130

TOTAL CANADA                                         388

CHILE--0.3%
Banco O'Higgins ADR*                    6,500        133

COLUMBIA--0.5%
Banco Ganadero ADR*                     2,000         52
Cementos Paz Del Rio GDR*               3,800         95
Corporacion Financiera Valle
GDS                                     4,000         88

TOTAL COLUMBIA                                       235

FINLAND--2.2%
Nokia                                   9,000      1,045

FRANCE--0.4%
Cie Bancaire                            1,200        113
Lafarge Coppee                          1,200         94

TOTAL FRANCE                                         207

GERMANY--2.2%
Bayer                                     775        175
Mannesmann                              1,350        336
Veba                                    1,720        570

TOTAL GERMANY                                      1,081

HONG KONG--9.8%
Cheung Kong Holdings                   57,000        277
Citic Pacific                         176,000        544
First Pacific                         916,000        670
Hong Kong Aircraft Engineering         40,800        189
Hong Kong Land Holdings                50,000        124
Hong Kong Telecommunications          307,400        615
Hopewell Holdings                     203,000        190
HSBC Holdings                          18,200        203
Hutchison Whampoa                      60,000        283
Johnson Electric Holdings              20,000         56
Sun Hung Kai Properties                68,000     $  506
Swire Pacific "A"                      11,000         86
Television Broadcasts                 111,000        516
Wharf Holdings                        104,000        419
Wheelock                               30,000         66

TOTAL HONG KONG                                    4,744

INDIA--0.8%
I.T.C. ADR*                            12,000        156
Reliance Industries GDR                 9,000        216

TOTAL INDIA                                          372

ISRAEL--0.1%
ECI Telecommunications                  3,600         63

ITALY--3.7%
Assicurazioni Generali                  8,910        228
Fiat*                                  84,000        359
Instituto Mobiliare                    22,000        152
Mediobanca                             10,600         95
Montedison*                           216,000        189
Olivetti Group*                       220,000        295
Stet-Soc Fin Telefonica ADR            80,000        248
Telecom Italia                         85,000        240

TOTAL ITALY                                        1,806

JAPAN--28.6%
Alpine Electronics                      6,000        126
Alps Electric*                          8,000        104
Amway Japan ADR                         3,000         48
Bridgestone                            30,000        470
Canon                                  17,000        299
Dai Nippon Printing                    12,000        217
Daiei                                  33,000        533
Daini Denden                              106        926
Daiwa Securities                       31,000        454
Fanuc                                   4,000        187
Hirose Electric                         4,000        250
Hitachi                                18,000        174
Honda Motor                             9,000        150
Ito Yokado                             13,000        694
Jusco                                  24,000        519
KOA                                     8,000        129
Komatsu                                57,000        519
Kurita Water Industries                 3,000         80
Kyocera                                 6,000        429
Marui                                   9,000        156
Matsushita Electric                    21,000        335
Minebea                                38,000        320
Misawa Homes                           10,000         95
Mitsubishi Bank                         5,000        124
Mitsubishi Electric                    17,000    $   120
Mitsubishi Heavy Industries            30,000        233
Mitsumi Electric                        9,000        119
Mr. Max                                 2,800         76
Murata Manufacturing                   11,000        425
NEC                                    64,000        769
Nippon Telegraph & Telephone               24        213
Nippondenso                             4,000         81
Nissan Motors                          27,000        221
Nomura Securities                      28,000        580
Senshukai                               7,000        229
Sharp                                  42,000        746
Sony                                   12,000        698
Sumitomo Chemical                      34,000        193
Sumitomo Electric                       8,000        118
Suzuki Motor                           27,000        327
Takara Standard                        10,000        121
Tokyo Electronics                       9,000        287
Toppan Printing                         5,000         73
Toshiba                                50,000        376
Toyo Communications Equipment           3,000         94
Toyota Motor                           19,000        389

TOTAL JAPAN                                       13,826

KOREA--1.6%
Korea Fund                             13,000        340
Samsung Electric New GDS*                 174         12
Samsung Electric Old GDS*               6,200        411

TOTAL KOREA                                          763

MALAYSIA--6.3%
Aokam Perdana                          21,000        184
Aokam Perdana "A"*                      8,000         69
Arab-Malaysian Merchant Bank*          58,000        633
Genting                                11,000         99
Leader Universal Holdings              55,000        315
Malayan Banking                        38,000        254
Malaysian Helicopter                   34,400        107
Resort World                           94,000        594
Sime Darby Malaysia                    66,000        191
Technology Resources*                  86,000        352
Telekom Malaysia                       30,000        235

TOTAL MALAYSIA                                     3,033

MEXICO--9.5%
Apasco                                 10,000         97
Bufete Industrial ADR                   4,500        185
Cemex "A"                              33,750        303
Cifra                                 117,000        345
Empresas ICA Sociedad
Controladora ADR                        6,000        194
Grupo Carso ADR*                       18,600     $  423
Grupo Financiero Banamex "C"           56,000        389
Grupo Financiero Inbursa "C"*          25,000        107
Grupo Industrial Durango ADR*           1,900         45
Grupo Iusacell ADS*                     1,610         48
Grupo Posadas "A"*                    177,000        198
Grupo Sidek ADR*                       60,000        540
Grupo Situr ADR "B"*                   36,000        124
Grupo Synkro ADR*                     100,000        163
Grupo Televisa GDR                      6,800        394
Grupo Tribasa ADR*                      1,900         70
Kimberly Clark "A"                     11,000        230
San Luis                                6,000         67
Servicios Financieros Quadrum
ADR*                                    7,700        125
Tolmex                                 38,000        578

TOTAL MEXICO                                       4,625

NETHERLANDS--0.3%
Polygram                                3,700        160

NORWAY--0.6%
Petroleum Geo-Services ADR*            16,100        312

PERU--0.3%
Banco Wiese*                            6,800        165

PHILIPPINES--0.6%
San Miguel "B"                         60,000        286

SINGAPORE--3.2%
Cerebos Pacific                        55,000        299
City Developments                      28,600        155
DBS Land                              100,000        313
Singapore Press "F"                     5,000         88
Straits Steamship Land                108,000        356
United Overseas Bank "F"               33,200        334

TOTAL SINGAPORE                                    1,545

SWEDEN--3.3%
Asea "B"                                6,800        481
Autoliv*                                3,000         90
Electrolux "B"                          2,900        137
Ericsson Telephone ADR                 17,000        914

TOTAL SWEDEN                                       1,622

SWITZERLAND--1.8%
Brown Boveri & Cie Bearer                 520        448
Roche Holdings                             60        270
Union Bank of Switzerland Bearer          180        172

TOTAL SWITZERLAND                                    890

TAIWAN--0.2%
Taiwan Fund                             3,000       $ 92

THAILAND--1.8%
Advanced Info Service "F"              12,000        191
Advanced Info Service Rights*          24,000        371
Land and House "F"                     16,000        318

TOTAL THAILAND                                       880

UNITED KINGDOM--2.0%
Barclays Bank                          14,000        126
Next*                                  66,400        250
Reuters Holdings                       49,000        367
Takare                                 20,000         66
Vodafone Group                         51,000        158

TOTAL UNITED KINGDOM                                 967

VENEZUELA--0.2%
Industrias Mavesa ADS                  11,000         73

TOTAL FOREIGN STOCKS
(Cost $38,958)                                    40,267

REPURCHASE AGREEMENT--18.3%

Merrill Lynch 4.5625%, dated
09/30/94, matures 10/03/94,
repurchase price $8,854,000
(collateralized by a U.S. Treasury
Note, total par value $21,145,000,
interest rate 4.25%, maturity date
01/31/95, total market value:
$21,072,250)                                       8,854

TOTAL REPURCHASE AGREEMENT
(Cost $8,854)                                      8,854

TOTAL INVESTMENTS--101.4%
(Cost $47,812)                                    49,121

OTHER ASSETS AND LIABILITIES--(1.4%)
Other assets and liabilities, net                   (672)

NET ASSETS

Portfolio shares Institutional Class ($.0001 par
value--2 billion authorized) based on 4,694,760
outstanding shares                                47,350

Portfolio shares Retail Class A ($.0001 par
value--2 billion authorized) based on 45,395
outstanding shares                                   457

Portfolio shares Retail Class B ($.0001 par
value--2 billion authorized) based on 2,128
outstanding shares                                    22

Accumulated net investment loss                     (415)

Accumulated net
realized loss on
investments and
foreign currency
transactions                                     $  (234)

Net unrealized
depreciation on
forward foreign
currency contracts,
foreign currency and
translation of other
assets and
liabilities in
foreign currency                                     (40)

Net unrealized
appreciation of
investments                                        1,309

TOTAL NET
ASSETS:--100.0%                                  $48,449

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                            $ 10.22

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE --RETAIL CLASS A                           $ 10.21

MAXIMUM SALES CHARGE
OF 4.50% (1)                                         .48

OFFERING PRICE PER
SHARE -- RETAIL CLASS A                          $ 10.69

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                        $ 10.21

*    Non-income producing security

     ADR--American Depository Receipt
     ADS--American Depository Shares
     GDR--Global Depository Receipt
     GDS--Global Depository Shares

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.


Statements of Assets and Liabilities (000)----SEPTEMBER 30, 1994

                                                             EQUITY     DIVERSIFIED
                                                             INCOME        GROWTH
                                                              FUND         FUND
ASSETS:
Investment securities, at value
(cost $19,189, and $31,932, respectively)                   $ 19,122    $ 32,215

RECEIVABLES:
 Accrued income                                                  113        --
 Securities sold                                                --           302
 Capital shares sold                                             973       1,591
Other assets                                                      55         133

TOTAL ASSETS                                                  20,263      34,241

LIABILITIES:

PAYABLES:
 Securities purchased                                            891         454

Other liabilities                                                 30        --

TOTAL LIABILITIES                                                921         454

NET ASSETS:
Portfolio Shares--Institutional Class
(No par value--unlimited authorization)
based on 1,768,328 & 3,502,094 outstanding shares,
respectively                                                  17,862      34,419

Portfolio Shares--Retail Class A
(No par value--unlimited authorization)
based on 187,297 & 208,967 outstanding shares,
respectively                                                   1,982       2,133

Portfolio Shares--Retail Class B
(No par value--unlimited authorization)
based on 101 & 1,370 outstanding shares,
respectively                                                       1          13

Undistributed net investment income                               30          20

Accumulated net realized loss on investments                    (466)     (3,081)

Net unrealized appreciation (depreciation) of investments        (67)        283

TOTAL NET ASSETS                                            $ 19,342    $ 33,787

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                        $   9.89    $   9.10

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                       $   9.89    $   9.09

MAXIMUM SALES CHARGE OF 4.50% (1)
AND 4.50% (1), RESPECTIVELY                                      .47         .43

OFFERING PRICE PER SHARE--RETAIL CLASS A                    $  10.36    $   9.52

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                                   $   9.88    $   9.09

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50% and 4.50%, respectively.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF ASSETS AND LIABILITIES (000)----SEPTEMBER 30, 1994

                                                                  COLORADO
                                                                INTERMEDIATE EMERGING
                                                                   TAX FREE   GROWTH
                                                                     FUND      FUND
ASSETS:
Investment securities, at value
(cost $8,173, and $6,476 respectively)                             $ 8,141    $6,715

RECEIVABLES:
 Accrued income                                                        129      --
 Securities sold                                                      --          33
 Capital shares sold                                                   458       351
Other assets                                                            27        23

TOTAL ASSETS                                                         8,755     7,122

LIABILITIES:

PAYABLES:
 Securities purchased                                                  745       136
 Accrued expenses                                                       33        28

Other liabilities                                                        3      --

TOTAL LIABILITIES                                                      781       164

NET ASSETS:
Portfolio Shares--Institutional Class
($.0001 par value--2 billion authorized) based
on 716,975 & 648,578 outstanding shares, respectively                7,306     6,548

Portfolio Shares--Retail Class A
($.0001 par value--2 billion authorized) based
on 68,223 & 8,552 outstanding shares, respectively                     697        86

Portfolio Shares--Retail Class B
($.001 par value--2 billion authorized) based
on 0 & 1,730 outstanding shares, respectively                         --          18

Undistributed net investment income                                      2         1

Accumulated net realized gain on investments                             1        66

Net unrealized appreciation (depreciation) of investments              (32)      239

TOTAL NET ASSETS                                                   $ 7,974    $6,958

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                                         $ 10.16    $10.56

NET ASSET VALUE AND REDEMPTION PRICE PER SHARE--RETAIL CLASS A     $ 10.15    $10.57

MAXIMUM SALES CHARGE OF 3.00% (1) AND 4.50% (1), RESPECTIVELY          .31       .50

OFFERING PRICE PER SHARE--RETAIL CLASS A                           $ 10.46    $11.07

NET ASSET VALUE AND OFFERING PRICE PER SHARE--RETAIL CLASS B (2)      --      $10.55

(1)The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00% and 4.50%, respectively.

(2)Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

For the period ended September 30, 1994

                                                                       LIMITED      INTERMEDIATE     FIXED      MANAGED
                                                                         TERM           TERM         INCOME     INCOME
                                                                      INCOME FUND    INCOME FUND      FUND      FUND(1)
INVESTMENT INCOME:
Interest                                                               $ 4,695         $ 3,355       $ 3,740    $ 3,690
Dividends                                                                   --              --            --         --
TOTAL INVESTMENT INCOME                                                  4,695           3,355         3,740      3,690
EXPENSES:
Investment advisory fees                                                   673             445           338        371
Distribution fees--Retail Class A                                          120              64            62          3
Administrator fees                                                         192             127           125        114
Transfer agent fees                                                         22              21            16         16
Amortization of organizational costs                                         2               2            --          8
Custodian fees                                                               6               5             5          5
Directors' fees                                                              3               2             2          1
Registration fees                                                           18              19            22         19
Professional fees                                                           25              20            21         42
Printing                                                                    16              14            10         44
Other                                                                        9               5             7          8
TOTAL EXPENSES                                                           1,086             724           608        631
LESS: EXPENSES WAIVED OR ABSORBED                                         (509)           (329)         (213)      (276)
TOTAL NET EXPENSES                                                         577             395           395        355
INVESTMENT INCOME--NET                                                   4,118           2,960         3,345      3,335
REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS--NET:
Net realized gain (loss) on investments                                     29            (863)         (188)    (1,434)
Net change in unrealized appreciation (depreciation) of
investments                                                             (2,149)         (2,753)       (5,201)      (261)
NET GAIN (LOSS) ON INVESTMENTS                                          (2,120)         (3,616)       (5,389)    (1,695)
NET INCREASE (DECREASE) IN NET ASSETS  RESULTING FROM OPERATIONS       $ 1,998         $  (656)      $(2,044)   $ 1,640

(table continued)

                                                                                  MINNESOTA
                                LIMITED                           COLORADO         INSURED
 INTERMEDIATE     MORTGAGE      TERM TAX       INTERMEDIATE     INTERMEDIATE     INTERMEDIATE
  GOVERNMENT     SECURITIES    FREE INCOME       TAX FREE         TAX FREE         TAX FREE
  BOND FUND         FUND         FUND(1)           FUND            FUND(2)          FUND(3)

   $354           $ 1,977         $ 525           $ 171             $ 48            $ 323
     --                --            --              --               --               --
    354             1,977           525             171               48              323

     37               225           106              19                6               43
      7                29            --               5                1                1
     50                64            63              50               24               29
     13                17            15              11                8                9
     --                 2             8              --                3                3
      2                10             2               1               --                2
     --                 1            --              --               --               --
      4                 5            16               2                1                8
      1                 9            16               1               --                3
     --                 6            17              --                1                1
     --                 2             7              --               --               --
    114               370           250              89               44               99
    (85)             (173)         (121)            (70)             (38)             (58)
     29               197           129              19                6               41
    325             1,780           396             152               42              282

    (78)              (62)          (13)            (38)               1              (12)
   (344)           (1,966)         (115)           (178)             (32)            (252)
   (422)           (2,028)         (128)           (216)             (31)            (264)
   $(97)          $  (248)        $ 268           $ (64)            $ 11            $  18


(1) Period from December 1, 1993 to September 30, 1994 for Managed Income Fund and Limited Term Tax Free Fund. On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(2)  The Colorado Intermediate Tax Free Fund commenced operations on April 4,
     1994.

(3) The Minnesota Insured Intermediate Tax Free Fund commenced operations February 28, 1994.

The accompanying notes are an integral part of the financial statements.



STATEMENTS OF OPERATIONS (000)

For the period ended September 30, 1994


                                                                                 ASSET                 EQUITY     EQUITY
                                                                              ALLOCATION  BALANCED     INDEX      INCOME
                                                                                 FUND       FUND       FUND       FUND(1)
INVESTMENT INCOME:
Interest                                                                       $   608    $ 3,364    $    96    $   904
Dividends                                                                        1,166      1,787      4,235        223
Less: Foreign taxes withheld                                                      --         --         --         --
Total investment income                                                          1,774      5,151      4,331      1,127
EXPENSES:
Investment advisory fees                                                           374        888      1,076        141
Distribution fees--Retail Class A                                                   52        126        135          1
Administrator fees                                                                 107        254        308         64
Transfer agent fees                                                                 20         26         26         17
Amortization of organizational costs                                                 2          3          4          8
Custodian fees                                                                      36         15         24          2
Directors' fees                                                                      2          4          5          1
Registration fees                                                                   12         36         29         16
Professional fees                                                                   15         39         43         14
Printing                                                                             9         23         28         19
Other                                                                                3         12         12          9
TOTAL EXPENSES                                                                     632      1,426      1,690        292
LESS: EXPENSES WAIVED OR ABSORBED                                                 (231)      (467)    (1,152)      (124)
TOTAL NET EXPENSES                                                                 401        959        538        168
INVESTMENT INCOME (LOSS)--NET                                                    1,373      4,192      3,793        959
REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS--NET:
Net realized gain (loss) on investments                                          1,042      2,435      1,237       (442)
Net realized loss on forward foreign currency contracts
 and foreign currency transactions                                                --         --         --         --
Net change in unrealized appreciation (depreciation) of investments             (1,588)    (3,010)        56        334
Net change in unrealized depreciation on forward foreign currency contracts, foreign currency and translation of other assets and liabilities in foreign
currency                                                                          --         --         --         --
NET GAIN (LOSS) ON INVESTMENTS                                                    (546)      (575)     1,293       (108)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                $   827    $ 3,617    $ 5,086    $   851

(table continued)

 DIVERSIFIED                  SPECIAL     REGIONAL    EMERGING
   GROWTH         STOCK       EQUITY       EQUITY      GROWTH     TECHNOLOGY    INTERNATIONAL
   FUND(1)        FUND         FUND         FUND       FUND(2)      FUND(2)        FUND(2)

    $43          $   454      $   982      $  595       $ 15         $  8         $   95
    466            3,297        1,885         684          5            2            159
     --               --           --          --         --           --            (20)
    509            3,751        2,867       1,279         20           10            234

    169              926          738         579         14           11            188
      1              125           92          74         --           --             --
     63              273          212         166         25           25             31
     18               24           23          20          8            8             10
      8               --           --           4          3            3              3
      2               14            8           8          1           --             38
      1                3            3           3         --           --             --
     29               32           34          28          2            2             17
     21               40           32          27          1            1              7
     19               20           19          15         --           --              5
      6               12            8           6         --           --              9
    337            1,469        1,169         930         54           50            308
   (132)            (442)        (326)       (262)       (38)         (37)           (45)
    205            1,027          843         668         16           13            263
    304            2,724        2,024         611          4           (3)           (29)
 (3,037)           7,831        8,668       2,221         66          143           (177)
     --               --           --          --         --           --           (443)
  1,902              319        7,538       2,652        239          731          1,309

     --               --           --          --         --           --            (40)
 (1,135)           8,150       16,206       4,873        305          874            649
  $(831)         $10,874      $18,230      $5,484       $309         $871         $  620


(1) Period from December 1, 1993 to September 30, 1994 for Equity Income Fund and Diversified Growth Fund. On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(2) The Emerging Growth, Technology and International Funds commenced operations April 4, 1994.



STATEMENTS OF CHANGES IN NET ASSETS (000)

                                                                           INTERMEDIATE            FIXED
                                                    LIMITED TERM           TERM INCOME             INCOME           MANAGED
                                                    INCOME FUND               FUND                  FUND          INCOME FUND
                                                10/1/93   12/14/92(4) 10/1/93   12/14/92(4) 10/1/93  10/1/92   12/1/93   11/17/92(6)
                                                     to        to          to        to          to       to        to         to
                                                9/30/94   9/30/93     9/30/94   9/30/93     9/30/94  9/30/93   9/30/94(5)11/30/93
OPERATIONS:
Investment income--net                          $  4,118   $  3,597    $ 2,960    $  2,254   $ 3,345   $ 2,131  $ 3,335   $  3,789
Net realized gain (loss) on investments               29         (6)      (863)      1,071      (188)      550   (1,434)      (446)
Net change in unrealized appreciation
(depreciation) of investments                     (2,149)       730     (2,753)        594    (5,201)    1,723     (261)    (1,393)
Net increase in net assets resulting from
operations                                         1,998      4,321       (656)      3,919    (2,044)    4,404    1,640      1,950
DISTRIBUTIONS TO SHAREHOLDERS FROM:
Investment income--net:
 Institutional class                              (2,182)        --     (1,900)         --    (2,150)       --     (519)        --
 Retail class A                                   (1,862)    (3,665)    (1,064)     (2,249)   (1,197)   (2,123)  (2,859)    (3,738)
 Retail class B                                       --         --         --          --        --        --       --         --
Net realized gain on investments:
 Institutional class                                  --         --         --          --        --        --       --         --
 Retail class A                                       --         --         --        (497)      (51)     (489)      --         --
 Retail class B                                       --         --         --          --        --        --       --         --
Distributions in excess of realized
capital gains:
 Institutional class                                  --         --         --          --        --        --       --         --
 Retail class A                                       --         --       (685)         --      (523)       --       --         --
 Retail class B                                       --         --         --          --        --        --       --          --
TOTAL DISTRIBUTIONS                               (4,044)    (3,665)    (3,649)     (2,746)   (3,921)   (2,612)  (3,378)     (3,738)
CAPITAL SHARE TRANSACTIONS (1):
Institutional class:
 Transfer from retail class A                     82,491         --     59,843          --    44,936        --   48,679          --
 Proceeds from sales                              16,209         --     25,019          --    58,825        --    3,367          --
 Reinvestment of distributions                     2,151         --      1,829          --     1,749        --      364          --
 Payments for redemptions                        (29,445)        --    (15,273)         --   (12,069)       --   (4,270)         --
Increase in net assets from Institutional
class transactions                                71,406         --     71,418          --    93,441        --   48,140          --
Retail class A:
 Proceeds from sales                              28,721    179,835      4,929      85,136    12,649    58,147    8,648      87,518
 Reinvestment of distributions                     1,645      3,519      1,744       2,740     1,635     2,303    2,256       2,847
 Payments for redemptions                        (59,260)   (62,210)    (9,581)    (21,758)  (12,211)  (14,286) (31,310)    (14,929)
 Transfer to institutional class                 (82,491)        --    (59,843)         --   (44,936)       --  (48,679)         --
Increase (decrease) in net assets from
Retail class A transactions                     (111,385)   121,144    (62,751)     66,118   (42,863)   46,164  (69,085)     75,436
Retail class B:
 Proceeds from sales                                   1         --         --          --       116        --       --          --
 Reinvestment of distributions                        --         --         --          --        --        --       --          --
 Payments for redemptions                             --         --         --          --        --        --       --          --
Increase (decrease) in net assets from
Retail class B transactions                            1         --         --          --       116        --       --          --
Increase (decrease) in net assets from
capital share transactions                       (39,978)   121,144      8,667      66,118    50,694    46,164  (20,945)     75,436
Total increase (decrease) in net assets          (42,024)   121,800      4,362      67,291    44,729    47,956  (22,683)     73,648

NET ASSETS AT BEGINNING OF PERIOD                121,800         --     67,291          --    53,601     5,645   73,748         100
NET ASSETS AT END OF PERIOD (2)(3)             $  79,776   $121,800   $ 71,653    $ 67,291  $ 98,330  $ 53,601  $51,065    $ 73,748
(1)Capital share transactions:
Institutional class:
 Transfer from retail class A                      8,255         --      5,960          --     4,120        --    4,793          --
 Proceeds from sales                               1,636         --      2,597          --     5,555        --      352          --
 Reinvestment of distributions                       218         --        188          --       165        --       38          --
 Payments for redemptions                         (2,975)        --     (1,581)         --    (1,140)       --     (447)         --
Total Institutional class transactions             7,134         --      7,164          --     8,700        --    4,736          --
Retail class A:
 Proceeds from sales                               2,860     17,966        506       8,466     1,128     5,279      892       8,749
 Reinvestment of distributions                       164        352        174         270       147       207      234         288
 Payments for redemptions                         (5,916)    (6,206)      (967)     (2,153)   (1,092)   (1,282)  (3,245)     (1,504)
 Transfer to institutional class                  (8,255)        --     (5,960)         --    (4,120)       --   (4,793)         --
Total Retail class A transactions                (11,147)    12,112     (6,247)      6,583    (3,937)    4,204   (6,912)      7,533
Retail class B:
 Proceeds from sales                                  --         --         --          --        11        --       --          --
 Reinvestment of distributions                        --         --         --          --        --        --       --          --
 Payments for redemptions                             --         --         --          --        --        --       --          --
Total Retail class B transactions                     --         --         --          --        11        --       --          --
NET INCREASE (DECREASE) FROM SHARE TRANSACTIONS   (4,013)    12,112        917       6,583     4,774     4,204   (2,176)      7,533

(table continued)

                                                                                                                         MINNESOTA
                                                                                                         COLORADO         INSURED
    INTERMEDIATE                                                                                       INTERMEDIATE    INTERMEDIATE
   GOVERNMENT BOND           MORTGAGE                  LIMITED TERM                  INTERMEDIATE        TAX FREE        TAX FREE
        FUND              SECURITIES FUND           TAX FREE INCOME FUND            TAX FREE FUND          FUND            FUND
10/1/93      10/1/92   10/1/93       12/14/92(4)  12/1/93        2/19/93(8)      10/1/93      10/1/92    4/4/94(7)       2/28/94(9)
     to           to        to            to           to             to              to           to         to              to
9/30/94      9/30/93   9/30/94       9/30/93      9/30/94(5)     11/30/93        9/30/94      9/30/93    9/30/94         9/30/94

   $325      $   75    $  1,780      $  1,015     $      396     $    276        $    152     $   71      $   42         $   282
    (78)         18         (62)           10            (13)          (2)            (38)        18           1             (12)
   (344)          2      (1,966)          729           (115)          36            (178)        51         (32)           (252)
    (97)         95        (248)        1,754            268          310             (64)       140          11              18

   (217)         --      (1,208)           --            (93)          --             (78)        --         (30)           (254)
   (109)        (75)       (572)       (1,015)          (315)        (264)            (74)       (71)        (10)            (28)
     --          --          --            --             --           --              --                     --              --

     --          --          --            --             --           --              --         --          --
     --          --         (10)           --             --           --              --         --          --              --
     --         (38)         --            --             --           --              --         (4)         --              --

     --          --          --            --             --           --              --         --          --              --
    (18)         --          --            --             --           --             (21)        --          --              --
     --          --          --            --             --           --              --         --          --              --
   (344)       (113)     (1,790)       (1,015)          (408)        (264)           (173)       (75)        (40)           (282)

  2,156          --      32,357            --         15,896           --           2,109         --          --              --
 27,456          --       4,386            --          1,082           --           6,147         --       7,465          21,192
     81          --       1,182            --             45           --              40         --          10              41
 (1,614)         --      (8,219)           --           (582)          --          (2,027)        --        (169)           (709)
 28,079          --      29,706            --         16,441           --           6,269         --       7,306          20,524

  1,156       4,030       3,906        30,412          3,189       20,877             802      2,478         691           1,606
    117          65         582         1,014            152           84              83         62           6              28
   (718)       (950)     (1,640)       (1,650)        (6,128)      (1,677)           (481)      (361)         --            (114)
 (2,156)         --     (32,357)           --        (15,896)          --          (2,109)        --          --              --
 (1,601)      3,145     (29,509)       29,776        (18,683)      19,284          (1,705)     2,179         697           1,520
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
 26,478       3,145         197        29,776         (2,242)      19,284           4,564      2,179       8,003          22,044
 26,037       3,127      (1,841)       30,515         (2,382)      19,330           4,327      2,244       7,974          21,780

  3,716         589      30,515            --         19,330           --           2,969        725          --              --
$29,753      $3,716    $ 28,674      $ 30,515     $   16,948        $19,330       $ 7,296    $ 2,969      $7,974         $21,780

    229          --       3,201            --          1,589           --             199         --          --              --
  3,034          --         438            --            108           --             592         --         732           2,183
      9          --         120            --              4           --               4         --           1               4
   (177)         --        (833)           --            (58)          --            (195)        --         (16)            (73)
  3,094          --       2,926            --          1,643           --             600         --         717           2,114
    123         426         379         3,012            319        2,087              74        231          68             166
     13           7          57            99             15            8               8          5          --               3
    (78)       (100)       (159)         (160)          (612)        (167)            (45)       (33)         --             (12)
   (229)         --      (3,201)           --         (1,589)          --            (199)        --          --              --
   (171)        333      (2,924)        2,951         (1,867)       1,928            (162)       203          68             157

     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
  2,924         333           2         2,951           (224)       1,928             438        203         785           2,271

(2)  Including undistributed (distributions in excess of) net investment income
     (000) of $72 and $(68) for Limited Term Income, $0 and $5 for Intermediate Term Income, $6 and $8 for Fixed Income, and $2 and $0 for Colorado Intermediate Tax Free Fund at September 30, 1994 and September 30, 1993, respectively.

(3) Including undistributed net investment income (000) of $8 and $50 for Managed Income, $0 and $11 for Limited Term Tax Free Fund at September 30, 1994 and November 30, 1993, respectively.

(4) The Limited Term Income, Intermediate Term Income, and Mortgage Securities Fund commenced operations on December 14, 1992.

(5) On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(6)  The Managed Income Fund commenced operations on November 17, 1992.

(7)  The Colorado Intermediate Tax Free Fund commenced operations on April 4,
     1994.

(8)  The Limited Term Tax Free Fund commenced operations on February 19, 1993.

(9) The Minnesota Insured Intermediate Tax Free Fund commenced operations on February 28, 1994.


                                                        ASSET                                    EQUITY               EQUITY
                                                   ALLOCATION FUND       BALANCED FUND         INDEX FUND           INCOME FUND
                                                  10/1/93  12/14/92(4) 10/1/93  12/14/92(4) 10/1/93  12/14/92(4) 12/1/93 12/18/92(6)
                                                       to        to         to        to         to        to         to         to
                                                  9/30/94   9/30/93    9/30/94   9/30/93    9/30/94   9/30/93    9/30/94(5) 11/30/93
  OPERATIONS:
  Investment income (loss)--net                   $ 1,373   $ 1,044    $ 4,192   $ 2,227    $ 3,793   $ 2,422    $   959    $ 1,468
  Net realized gain (loss) on investments           1,042       590      2,435     1,339      1,237        84       (442)       (23)
  Net realized loss on forward foreign currency
  contracts and  foreign currency transactions         --        --         --        --         --        --         --         --
  Net change in unrealized appreciation
  (depreciation) of  investments                   (1,588)    2,615     (3,010)    4,394         56     6,106        334       (401)
  Net change in unrealized depreciation on
  forward foreign  currency contracts, foreign
  currency and translation of other  assets and
  liabilities in foreign currency                      --        --         --        --         --        --         --         --
  Net increase (decrease) in net assets
  resulting from operations                           827     4,249      3,617     7,960      5,086     8,612        851      1,044
  DISTRIBUTIONS TO SHAREHOLDERS FROM:
  Investment income--net:
   Institutional class                               (991)       --     (2,793)       --     (2,885)       --        (61)    (1,457)
   Retail class A                                    (384)   (1,032)    (1,366)   (2,236)      (912)   (2,380)      (880)        --
   Retail class B                                      --        --         --        --         --        --         --         --
  Net realized gain on investments:
   Institutional class                                 --        --         --        --         --        --         --         --
   Retail class A                                    (713)       --     (1,884)     (181)      (188)       --         --         --
   Retail class B                                      --        --         --        --         --        --         --         --
  Total distributions                              (2,088)   (1,032)    (6,043)   (2,417)    (3,985)   (2,380)      (941)    (1,457)
  CAPITAL SHARE TRANSACTIONS (1):
  Institutional class:
   Transfer from retail class A                    51,261        --    109,870        --    143,478        --      6,302         --
   Proceeds from sales                              6,840        --     28,604        --     33,718        --     12,340         --
   Reinvestment of distributions                      987        --      2,773        --      2,867        --         20         --
   Payments for redemptions                       (13,790)       --    (18,873)       --    (23,678)       --       (800)        --
  Increase in net assets from Institutional
  class transactions                               45,298        --    122,374        --    156,385        --     17,862         --
  Retail class A:
   Proceeds from sales                              3,688    64,582     24,928   114,827     17,529   137,520      3,926     35,768
   Reinvestment of distributions                    1,097     1,032      3,244     2,416      1,100     2,380        737      1,278
   Payments for redemptions                        (6,020)  (12,438)   (10,460)  (11,561)    (8,148)   (6,175)   (25,578)    (7,847)
   Transfer to institutional class                (51,261)       --   (109,870)       --    143,478)       --     (6,302)        --
  Increase (decrease) in net assets from Retail
  class A
   transactions                                   (52,496)   53,176    (92,158)  105,682   (132,997)  133,725    (27,217)    29,199
  Retail class B:
   Proceeds from sales                                 11        --        274        --         29        --          1         --
   Reinvestment of distributions                       --        --         --        --         --        --         --         --
   Payments for redemptions                            --        --         --        --         --        --         --         --
  Increase in net assets from Retail class B
  transactions                                         11        --        274        --         29        --          1         --
  Increase (decrease) in net assets from capital
  share transactions                               (7,187)   53,176     30,490   105,682     23,417   133,725     (9,354)    29,199
  Total increase (decrease) in net assets          (8,448)   56,393     28,064   111,225     24,518   139,957     (9,444)    28,786
  NET ASSETS AT BEGINNING OF PERIOD                56,393        --    111,225        --    139,957        --     28,786         --
  NET ASSETS AT END OF PERIOD (2)(3)              $47,945   $56,393   $139,289  $111,225   $164,475  $139,957   $ 19,342    $28,786
  (1)Capital share transactions:
  Institutional class:
   Transfer from retail class A                     5,136        --     10,707        --     14,112        --        600         --
   Proceeds from sales                                658        --      2,697        --      3,201        --      1,247         --
   Reinvestment of distributions                       95        --        261        --        271        --          2         --
   Payments for redemptions                        (1,341)       --     (1,774)       --     (2,248)       --        (81)        --
  Total Institutional class transactions            4,548        --     11,891        --     15,336        --      1,768         --
  Retail class A:
   Proceeds from sales                                345     6,420      2,312    11,238      1,626    13,574        397      3,572
   Reinvestment of distributions                      103       100        303       231        102       230         75        129
   Payments for redemptions                          (564)   (1,200)      (967)   (1,107)      (753)     (596)    (2,600)      (784)
   Transfer to institutional class                 (5,136)       --    (10,707)       --    (14,112)       --       (600)        --
  Total Retail class A transactions                (5,252)    5,320     (9,059)   10,362    (13,137)   13,208     (2,730)     2,917
  Retail class B:
   Proceeds from sales                                  1        --         26        --          3        --         --         --
   Reinvestment of distributions                       --        --         --        --         --        --         --         --
   Payments for redemptions                            --        --         --        --         --        --         --         --
  Total Retail class B transactions                     1        --         26        --          3        --         --         --
  NET INCREASE (DECREASE) IN CAPITAL SHARES          (703)    5,320      2,858    10,362      2,202    13,208       (962)     2,917


                                                                                                  EMERGING
      DIVERSIFIED                                          SPECIAL              REGIONAL           GROWTH   TECHNOLOGY INTERNATIONAL
      GROWTH FUND                STOCK FUND              EQUITY FUND           EQUITY FUND          FUND       FUND         FUND
 12/1/93     12/18/92(6)    10/1/93     10/1/92     10/1/93     10/1/92    10/1/93   12/14/92(4)  4/4/94(7)   4/4/94(7)    4/4/94(7)
      to           to            to          to          to          to         to         to          to          to           to
 9/30/94(5)  11/30/93       9/30/94     9/30/93     9/30/94     9/30/93    9/30/94    9/30/93     9/30/94     9/30/94      9/30/94
 $   304     $    343     $   2,724    $  1,737    $  2,024    $  1,127   $    611   $    212    $      4    $     (3)    $    (29)
  (3,037)         (44)        7,831       2,511       8,668       5,111      2,221        846          66         143         (177)

      --           --            --          --          --          --         --         --          --          --         (443)
   1,902       (1,619)          319       7,539       7,538       2,853      2,652      7,251         239         731        1,309

      --           --            --          --          --          --         --         --          --          --          (40)
    (831)      (1,320)       10,874      11,787      18,230       9,091      5,484      8,309         309         871          620

     (95)        (291)       (2,082)         --      (1,518)         --       (486)        --          (3)         --           --
    (242)          --          (608)     (1,721)       (490)     (1,147)      (112)      (225)         --          --           --
      --           --            (2)         --          (1)         --         --                     --          --           --

      --           --            --          --          --          --         --         --          --          --           --
      --           --        (3,673)       (101)     (5,674)       (373)      (888)        --          --          --           --
      --           --           --           --          --          --         --                     --          --           --
    (337)        (291)       (6,365)     (1,822)     (7,683)     (1,520)    (1,486)      (225)         (3)         --           --

   2,393           --       110,876          --      88,018          --     61,030         --          --          --           --
  32,761           --        52,481          --      29,156          --     27,827         --       6,695       5,773       47,575
      68           --         1,908          --       1,418          --        471         --           1          --           --
    (803)          --       (24,357)         --      (7,305)         --     (4,225)        --        (148)       (145)        (225)
  34,419           --       140,908          --     111,287          --     85,103         --       6,548       5,628       47,350

   2,689       37,488        20,003     151,544      18,076      76,349     23,298     51,829          86          53          459
     229          276         4,166       1,758       5,968       1,502        997        225          --          --           --
 (31,086)      (5,069)      (29,532)    (32,725)     (3,615)     (7,109)    (6,404)    (1,711)         --          --           (2)
  (2,393)          --      (110,876)         --     (88,018)         --    (61,030)        --          --          --           --
 (30,561)      32,695      (116,239)    120,577     (67,589)     70,742    (43,139)    50,343          86          53          457

      13           --           350          --         364          --        186         --          18           2           22
      --           --             2          --           1          --         --         --          --          --           --
      --           --            --          --          --          --         --         --          --          --           --
      13           --           352          --         365          --        186         --          18           2           22
   3,871       32,695        25,021     120,577      44,063      70,742     42,150     50,343       6,652       5,683       47,829
   2,703       31,084        29,530     130,542      54,610      78,313     46,148     58,427       6,958       6,554       48,449
  31,084           --       134,186       3,644      81,899       3,586     58,427         --          --          --           --
 $33,787     $ 31,084     $ 163,716    $134,186    $136,509    $ 81,899   $104,575   $ 58,427    $  6,958    $  6,554     $ 48,449
     223           --         7,556          --       6,040          --      5,673         --          --          --           --
   3,361           --         3,185          --       1,778          --      2,308         --         664         595        4,717
       7           --           116          --          85          --         38         --          --          --           --
     (89)          --        (1,469)         --        (457)         --       (351)        --         (15)        (15)         (22)
   3,502           --         9,388          --       7,446          --      7,668         --         649         580        4,695

     295        3,835         1,225      10,168       1,122       5,287      1,910      5,017           9           6           45
      25           30           260         113         383         100         84         20          --          --           --
  (3,198)        (555)       (1,808)     (2,152)       (224)       (469)      (539)      (153)         --          --           --
    (223)          --        (7,556)         --      (6,040)         --     (5,673)        --          --          --           --
  (3,101)       3,310        (7,879)      8,129      (4,759)      4,918     (4,218)     4,884           9           6           45

       1           --            21           --          21          --         15        --          2           --             2
      --           --            --           --          --          --         --        --         --           --            --
      --           --            --           --          --          --         --        --         --           --            --
       1           --            21           --          21          --         15        --          2           --             2
     402        3,310         1,531        8,129       2,708       4,918      3,465     4,884        660          586         4,742


(2)  Including undistributed (distributions in excess of) net investment income
     (000) of $10 and $12 for Asset Allocation, $24 and $(9) for Balanced, $38 and $42 for Equity Index, $52 and $20 for Stock, $0 and $(15) for Special Equity, $0 and ($13) for Regional Equity, $1 and $0 for Emerging Growth and accumulated net investment (loss) of ($3) and $0 for Technology Fund, ($415) and $0 for International, at September 30, 1994 and September 30, 1993, respectively.

(3) Including undistributed net investment income (000) of $20 and $52 for Diversified Growth, $30 and $12 for Equity Income at September 30, 1994 and November 30, 1993, respectively.

(4) The Asset Allocation, Balanced, Equity Index and Regional Equity Fund commenced operations on December 14, 1992.

(5) On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(6) The Diversified Growth and Equity Income Fund commenced operations on December 18, 1992.

(7) The Emerging Growth, International, and Technology Fund commenced operations on April 4, 1994.


FINANCIAL HIGHLIGHTS

For the periods ended September 30,

For a share outstanding throughout the period


                                         REALIZED
                                            AND
                NET ASSET               UNREALIZED    DIVIDENDS                   NET ASSET
                  VALUE        NET       GAINS OR     FROM NET    DISTRIBUTIONS     VALUE                     NET ASSETS
                BEGINNING  INVESTMENT   (LOSSES) ON  INVESTMENT       FROM         END OF                       END OF
                OF PERIOD    INCOME     INVESTMENTS    INCOME     CAPITAL GAINS    PERIOD     TOTAL RETURN   PERIOD (000)
LIMITED TERM INCOME
INSTITUTIONAL CLASS
1994(1)          $10.02       $0.29       $(0.17)      $(0.29)       $   --        $ 9.85         1.24%+       $ 70,266
RETAIL CLASS A
1994             $10.06       $0.44       $(0.22)      $(0.43)           --        $ 9.85         2.21%        $  9,509
1993(2)           10.00        0.29         0.07        (0.30)       $   --         10.06         3.61%+        121,800
RETAIL CLASS B
1994(3)          $ 9.86       $0.04       $ 0.01       $(0.07)       $   --        $ 9.84         0.51%+       $      1
INTERMEDIATE TERM INCOME
INSTITUTIONAL CLASS
1994(1)          $10.01       $0.31       $(0.46)      $(0.31)       $   --        $ 9.55        (1.48%)+      $ 68,445
RETAIL CLASS A
1994             $10.22       $0.46       $(0.56)      $(0.46)       $(0.11)*      $ 9.55        (1.05%)       $  3,208
1993(2)           10.00        0.41         0.29        (0.41)        (0.07)        10.22         7.21%+         67,291
FIXED INCOME
INSTITUTIONAL CLASS
1994(1)          $11.11       $0.38       $(0.74)      $(0.38)       $   --        $10.37        (3.23%)+      $ 90,187
RETAIL CLASS A
1994             $11.38       $0.57       $(0.89)      $(0.57)       $(0.12)**     $10.37        (2.92%)       $  8,028
1993              11.13        0.62         0.36        (0.61)        (0.12)        11.38         9.20%          53,601
1992              10.59        0.66         0.60        (0.66)        (0.06)        11.13        12.34%           5,645
1991(4)           10.01        0.65         0.58        (0.65)           --         10.59        12.48%+          6,045
1990(5)           10.44        0.74        (0.26)       (0.74)        (0.17)        10.01         5.14%           2,209
1989(5)           10.13        0.74         0.31        (0.74)           --         10.44        10.93%             555
1988(5)(6)        10.03        0.62         0.13        (0.65)           --         10.13         8.07%+            240
RETAIL CLASS B
1994(3)          $10.54       $0.08       $(0.17)      $(0.10)       $   --        $10.35        (0.88%)+      $    115
MANAGED INCOME
INSTITUTIONAL CLASS
1994(7)          $ 9.57       $0.11       $(0.06)      $(0.11)       $   --        $ 9.51         0.50%+       $ 45,061
RETAIL CLASS A
1994(8)          $ 9.78       $0.52       $(0.26)      $(0.52)       $   --        $ 9.52         2.71%+       $  6,004
1993(9)(10)       10.00        0.61        (0.23)       (0.60)       $   --          9.78         3.88%+         73,748
INTERMEDIATE GOVERNMENT BOND
INSTITUTIONAL CLASS
1994(1)          $ 9.41       $0.27       $(0.43)      $(0.27)       $   --        $ 8.98        (1.77%)+      $ 27,776
RETAIL CLASS A
1994             $ 9.52       $0.41       $(0.51)      $(0.39)       $(0.05)*      $ 8.98        (1.13%)       $  1,977
1993              10.18        0.44         0.02        (0.44)        (0.68)         9.52         4.99%           3,716
1992              10.25        0.60         0.28        (0.60)        (0.35)        10.18         8.88%             589
1991(4)           10.01        0.65         0.24        (0.65)           --         10.25         9.13%+          1,756
1990(5)           10.05        0.75        (0.04)       (0.75)           --         10.01         7.41%           1,573
1989(5)            9.99        0.74         0.06        (0.74)           --         10.05         8.35%           1,501
1988(5)(6)        10.03        0.58        (0.01)       (0.61)           --          9.99         6.18%+            375
MORTGAGE SECURITIES
INSTITUTIONAL CLASS
1994(1)          $10.30       $0.38       $(0.59)      $(0.38)       $   --        $ 9.71        (2.15%)+      $ 28,418
RETAIL CLASS A
1994             $10.34       $0.56       $(0.63)      $(0.56)       $   --        $ 9.71        (0.79%)       $    256
1993(2)           10.00        0.42         0.34        (0.42)           --         10.34         7.76%+         30,515
LIMITED TERM TAX FREE INCOME
INSTITUTIONAL CLASS
1994(7)          $ 9.98       $0.06       $(0.03)      $(0.06)       $   --        $ 9.95         0.27%+       $ 16,349
RETAIL CLASS A
1994(8)          $10.03       $0.22       $(0.07)      $(0.23)       $   --        $ 9.95         1.50%+       $    599
1993(9)(11)       10.00        0.18         0.02        (0.17)       $   --         10.03         2.02           19,330
INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1994(1)          $10.89       $0.29       $(0.61)      $(0.29)       $   --        $10.28        (2.91%)+       $6,168
RETAIL CLASS A
1994             $10.92       $0.44       $(0.57)      $(0.44)       $(0.07)*      $10.28        (1.25%)        $1,128
1993              10.56        0.47         0.42        (0.47)        (0.06)        10.92         8.66%          2,969
1992              10.34        0.53         0.22        (0.53)           --         10.56         7.23%            725
1991(4)           10.04        0.50         0.31        (0.50)        (0.01)        10.34         8.15%+           637
1990(5)           10.08        0.56        (0.04)       (0.56)           --         10.04         5.31%            537
1989(5)           10.19        0.56        (0.11)       (0.56)           --         10.08         4.57%            491
1988(5)(6)        10.03        0.47         0.16        (0.47)           --         10.19         6.73%+           425
COLORADO INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1994(12)         $10.00       $0.22       $ 0.16       $(0.22)       $   --        $10.16         3.76%+      $  7,281
RETAIL CLASS A
1994(12)         $10.00       $0.21       $ 0.16       $(0.22)       $   --        $10.15         3.66%+      $    693
MINNESOTA INSURED INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1994(13)         $10.00       $0.25       $(0.41)      $(0.25)       $   --        $ 9.59        (1.58%)+     $ 20,272
RETAIL CLASS A
1994(13)         $10.00       $0.25       $(0.42)      $(0.25)       $   --        $ 9.58        (1.68%)+     $  1,508
ASSET ALLOCATION
INSTITUTIONAL CLASS
1994(1)          $10.68       $0.20       $(0.30)      $(0.20)       $   --        $10.38        (0.90%)+     $ 47,227
RETAIL CLASS A
1994             $10.60       $0.27       $(0.08)      $(0.26)       $(0.14)       $10.39         1.81%       $    707
1993(2)           10.00        0.19         0.60        (0.19)           --         10.60         8.01%+        56,393
RETAIL CLASS B
1994(3)          $10.40       $0.05       $(0.03)      $(0.05)       $   --        $10.37         0.19%       $     11
BALANCED
INSTITUTIONAL CLASS
1994(1)          $10.86       $0.25       $(0.32)      $(0.25)       $   --        $10.54        (0.64%)+     $125,285
RETAIL CLASS A
1994             $10.73       $0.34       $(0.02)      $(0.34)       $(0.17)       $10.54         3.02%       $ 13,734
1993(2)           10.00        0.28         0.75        (0.28)        (0.02)        10.73        10.39%+       111,225
RETAIL CLASS B
1994(3)          $10.66       $0.06       $(0.12)      $(0.07)       $   --        $10.53        (0.55%)+     $    270
EQUITY INDEX
INSTITUTIONAL CLASS
1994(1)          $10.85       $0.20       $(0.18)      $(0.20)       $   --        $10.67         0.18%+      $163,688
RETAIL CLASS A
1994             $10.60       $0.25       $ 0.09       $(0.25)       $(0.01)       $10.68         3.25%       $    758
1993(2)           10.00        0.20         0.60        (0.20)           --         10.60         8.02%+       139,957
RETAIL CLASS B
1994(3)          $10.68       $0.01       $ 0.04       $(0.07)       $   --        $10.66         0.48%+      $     29
EQUITY INCOME
INSTITUTIONAL CLASS
1994(7)          $ 9.90       $0.07       $(0.03)      $(0.05)       $   --        $ 9.89         0.45%+      $ 17,489
RETAIL CLASS A
1994(8)          $ 9.87       $0.41       $   --       $(0.39)       $   --        $ 9.89         4.22%+      $  1,852
1993(9)(10)       10.00        0.57        (0.14)       (0.56)           --          9.87         4.44%+        28,786
RETAIL CLASS B
1994(3)          $ 9.87       $0.04       $ 0.02       $(0.05)       $   --        $ 9.88         0.57%+      $      1
DIVERSIFIED GROWTH
INSTITUTIONAL CLASS
1994(7)          $ 8.92       $0.03       $ 0.18       $(0.03)       $   --        $ 9.10         2.36%+      $ 31,875
RETAIL CLASS A
1994(8)          $ 9.39       $0.10       $(0.29)      $(0.11)       $   --        $ 9.09        (2.07%)+     $  1,900
1993(9)(10)       10.00        0.11        (0.63)       (0.09)           --          9.39        (5.18%)+       31,084
RETAIL CLASS B
1994(3)           $8.87       $0.01        $0.23       $(0.02)       $   --         $9.09         2.75%+      $     12

(table continued)

                    RATIO OF      RATIO OF
                       NET       EXPENSES TO
      RATIO OF     INVESTMENT      AVERAGE
     EXPENSES TO    INCOME TO    NET ASSETS
       AVERAGE       AVERAGE     (EXCLUDING      PORTFOLIO
     NET ASSETS    NET ASSETS     WAIVERS)     TURNOVER RATE



        0.60%         4.40%          1.03%           48%

        0.60%         4.17%          1.23%           48%
        0.60          3.61           1.27           104

        1.60%         3.50%          2.03%           48%


        0.58%         4.81%          1.07%          177%

        0.69%         2.48%          1.24%          177%
        0.70          4.90           1.29           163


        0.61%         5.53%          0.92%          142%

        0.68%         3.83%          1.06%          142%
        0.70          5.65           1.14            91
        0.99          6.12           2.68           180
        0.99          6.85           4.11           176
        1.07          7.49           5.46           144
        1.22          7.26          22.44           157
        0.96          7.18          20.70            93

        1.70%         4.89%          1.92%          142%


        0.60%         6.21%          0.81%           21%

        0.68%         6.31%          1.06%           21%
        0.65          6.69           1.07            39


        0.36%         5.32%          1.45%           74%

        0.53%         4.49%          2.14%           74%
        0.71          4.00           4.73           182
        0.99          6.03          14.14           101
        0.99          6.99           6.76           100
        1.08          7.57           5.55            40
        1.19          7.49           9.65            72
        0.95          6.78          17.20             0


        0.56%         5.79%          1.07%           35%

        0.70%         5.12%          1.30%           35%
        0.70          5.24           1.42            29


        0.60%         3.26%          1.28%           57%

        0.90%         2.47%          1.53%           57%
        0.81          2.30           1.76            22


        0.45%         4.48%          2.20%           52%

        0.59%         4.13%          2.78%           52%
        0.71          4.31           5.09            27
        0.99          4.83          16.09            23
        0.99          5.35          15.48            15
        1.08          5.58          13.85             4
        1.09          5.57          19.55             4
        0.84          5.87          13.60             0


        0.69%         4.51%          4.71%            4%

        0.69%         4.51%          4.96%            4%


        0.67%         4.57%          1.59%           22%

        0.67%         4.57%          1.84%           22%


        0.75%         2.91%          1.12%           32%

        0.75%         2.01%          1.29%           32%
        0.75          2.40           1.34            31

        1.75%         1.94%          2.12%           32%


        0.75%         3.51%          1.05%           98%

        0.77%         2.63%          1.24%           98%
        0.75          3.31           1.29            77

        1.75%         2.80%          2.05%           98%


        0.35%         2.59%          1.03%           11%

        0.35%         2.23%          1.23%           11%
        0.35          2.52           1.30             1

        1.35%         1.68%          2.03%           11%


        0.75%         5.61%          1.14%          108%

        0.88%         4.88%          1.39%          108%
        0.75          6.09           1.36            68

        1.75%         4.39%          2.14%          108%


        0.75%         2.37%          1.08%          101%

        0.90%         1.15%          1.33%          101%
        0.78          1.26           1.25             5

        1.75%         1.20%          2.08%          101%


+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

*    Represents distributions in excess of net realized gains.

**   (0.11) consists of distributions in excess of net realized gains.

(1) Institutional Class shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(2) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(3) Retail Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(4) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(5)  For the period ended October 31.

(6) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(7) Institutional Class shares have been offered since August 2, 1994. All ratios for the period have been annualized.

(8) On April 28, 1994 the Board of Directors of FAMF approved a change in the FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994. All ratios for the period have been annualized.

(9)  For the period ended November 30.

(10) Commenced operations on December 18, 1992. All ratios for the period have been annualized.

(11) Commenced operations on February 19, 1993. All ratios for the period have been annualized.

(12) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(13) Commenced operations on February 28, 1994. All ratios for the period have been annualized.

Financial Highlights (concluded)

For the periods ended September 30,
For a share outstanding throughout the period


                                          REALIZED
                                             AND
                 NET ASSET      NET      UNREALIZED    DIVIDENDS                   NET ASSET
                   VALUE    INVESTMENT    GAINS OR     FROM NET    DISTRIBUTIONS     VALUE                     NET ASSETS
                 BEGINNING    INCOME     (LOSSES) ON  INVESTMENT       FROM         END OF                       END OF
                 OF PERIOD    (LOSS)     INVESTMENTS    INCOME     CAPITAL GAINS    PERIOD     TOTAL RETURN   PERIOD (000)
STOCK
INSTITUTIONAL CLASS
1994(1)           $16.47       $0.25       $ 0.03       $(0.25)       $   --        $16.50          1.70%+      $154,949
RETAIL CLASS A
1994              $16.00       $0.31       $ 1.00       $(0.30)       $(0.50)       $16.51          8.35%       $  8,421
1993               14.04        0.22         1.99        (0.23)        (0.02)        16.00         15.82%        134,186
1992               13.62        0.24         0.81        (0.29)        (0.34)        14.04          7.88%          3,644
1991(2)            10.64        0.28         2.95        (0.22)        (0.03)        13.62         30.49%+         2,386
1990(3)            12.09        0.25        (1.17)       (0.25)        (0.28)        10.64         (8.22%)         1,161
1989(3)            10.35        0.25         1.70        (0.20)        (0.01)        12.09         20.33%            323
1988(3)(4)         10.03        0.27         0.35        (0.30)           --         10.35          6.40%+           206
RETAIL CLASS B
1994(5)           $16.65       $0.03       $(0.10)      $(0.09)       $   --        $16.49         (0.43%)+     $    346
SPECIAL EQUITY
INSTITUTIONAL CLASS
1994(1)           $16.34       $0.22       $ 0.96       $(0.22)       $   --        $17.30          7.31%+      $128,806
RETAIL CLASS A
1994              $15.81       $0.28       $ 2.52       $(0.28)       $(1.03)       $17.30         18.70%       $  7,333
1993               13.61        0.23         2.32        (0.25)        (0.10)        15.81         18.91%         81,899
1992               12.98        0.21         1.61        (0.27)        (0.92)        13.61         15.17%          3,586
1991(2)            10.33        0.30         2.61        (0.26)           --         12.98         28.38%+         3,423
1990(3)            12.96        0.47        (2.03)       (0.46)        (0.61)        10.33        (13.24%)         2,761
1989(3)            11.55        0.47         1.39        (0.41)        (0.04)        12.96         17.41%          2,000
1988(3)(4)         10.03        0.34         1.57        (0.39)           --         11.55         19.56%+           578
RETAIL CLASS B
1994(5)           $16.51       $0.01       $ 0.85       $(0.08)       $   --        $17.29          5.22%+      $    370
REGIONAL EQUITY
INSTITUTIONAL CLASS
1994(1)           $12.41       $0.07       $ 0.11       $(0.07)       $   --        $12.52          1.46%+      $ 96,045
RETAIL CLASS A
1994              $11.96      $ 0.08       $ 0.71       $(0.07)       $(0.16)       $12.52         6.76%        $ 8,345
1993(6)            10.00        0.05         1.96        (0.05)           --         11.96        20.17%+        58,427
RETAIL CLASS B
1994(5)           $12.19      $   --       $ 0.33       $(0.02)       $   --        $12.50         2.73%+       $   185
EMERGING GROWTH
INSTITUTIONAL CLASS
1994(7)           $10.00      $ 0.01       $ 0.56       $(0.01)       $   --        $10.56         5.68%+       $ 6,849
RETAIL CLASS A
1994(7)           $10.00      $ 0.01       $ 0.57       $(0.01)       $   --        $10.57         5.88%+       $    91
RETAIL CLASS B
1994(5)           $ 9.89      $(0.01)      $ 0.67       $   --        $   --        $10.55         6.67%+       $    18
TECHNOLOGY
INSTITUTIONAL CLASS
1994(7)           $10.00      $(0.01)      $ 1.19       $   --        $   --        $11.19        11.90%+       $ 6,491
RETAIL CLASS A
1994(7)           $10.00      $(0.01)      $ 1.20       $   --        $   --        $11.19        11.90%+       $    61
RETAIL CLASS B
1994(5)           $ 9.85      $(0.02)      $ 1.34       $   --        $   --        $11.17        13.40%+       $     2
INTERNATIONAL
INSTITUTIONAL CLASS
1994(7)           $10.00      $(0.01)      $ 0.23       $   --        $   --        $10.22         2.20%+       $47,963
RETAIL CLASS A
1994(8)           $ 9.98      $(0.01)      $ 0.24       $   --        $   --        $10.21         2.30%+       $   464
RETAIL CLASS B
1994(5)           $10.23      $(0.01)      $(0.01)      $   --        $   --        $10.21        (0.20%)+      $    22


(table continued)


                   RATIO OF NET    RATIO OF
                    INVESTMENT    EXPENSES TO
      RATIO OF        INCOME        AVERAGE
     EXPENSES TO      (LOSS)      NET ASSETS
       AVERAGE      TO AVERAGE    (EXCLUDING      PORTFOLIO
     NET ASSETS     NET ASSETS     WAIVERS)     TURNOVER RATE



        0.75%          2.28%          1.01%           65%

        0.76%          1.51%          1.20%           65%
        0.75           1.94           1.28            48
        1.45           1.75           4.46            39
        1.45           2.47           7.42            76
        1.45           2.24           9.47            41
        1.24           2.26          36.39            74
        1.02           2.67          28.60            80

        1.75%          1.58%          2.01%           65%


        0.79%          1.93%          1.03%          116%

        0.81%          1.88%          1.23%          116%
        0.81           2.07           1.31           104
        1.50           1.61           4.18           146
        1.50           2.60           5.13           116
        1.50           4.09           4.21           113
        1.38           4.07           8.68           102
        1.20           4.02          15.60            51

        1.68%          0.47%          2.03%          116%


        0.80%          0.82%          1.05%           41%

        0.82%          0.59%         1.25%           41%
        0.80           0.59          1.30            28

        1.80%         (0.41)%        2.05%           41%


        0.80%          0.23%         2.59%           19%

        0.79%          0.23%         2.84%           19%

        1.80%         (0.85%)        3.59%           19%


        0.80%         (0.21%)        3.12%           43%

        0.80%         (0.21%)        3.37%           43%

        1.80%         (1.44%)        4.12%           43%


        1.75%         (0.19%)        2.05%           16%

        1.75%         (0.26%)        2.30%           16%

        2.75%         (0.71%)        3.05%           16%


+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

(1) Institutional Class shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(2) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(3)  For the period ended October 31.

(4) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(5) Retail Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(6) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(7) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(8) Retail Class A shares have been offered since April 7, 1994. All ratios for the period have been annualized.


NOTES TO FINANCIAL STATEMENTS----SEPTEMBER 30, 1994

1    ORGANIZATION

First American Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund, Intermediate Government Bond Fund (formerly Government Bond
Fund), Mortgage Securities Fund, Intermediate Tax Free Fund (formerly Municipal Bond Fund), Colorado Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Asset Allocation Fund, Balanced Fund, Equity Index Fund, Stock Fund, Special Equity Fund, Regional Equity Fund, Emerging Growth Fund, Technology Fund, International Fund, and Limited Volatility Stock Fund are funds offered by First American Investment Funds, Inc. (FAIF). The First American Managed Income Fund (formerly Boulevard Managed Income
Fund), Limited Term Tax Free Income Fund (formerly Boulevard Managed Municipal Fund), Equity Income Fund (formerly Boulevard Strategic Balance
Fund) and Diversified Growth Fund (formerly Boulevard Blue-Chip Growth Fund) are funds offered by First American Mutual Funds (FAMF), formerly The Boulevard Funds. FAIF and FAMF (collectively the "Funds") are registered under the Investment Company Act of 1940, as amended, as open end, management investment companies. The Limited Volatility Stock Fund was not in operation at September 30, 1994. The Funds' articles of incorporation permit the Board of Directors to create additional funds in the future.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Funds are as follows:

Security Valuation -- Investment securities of the Funds which are listed on a securities exchange for which market quotations are available are valued by an independent pricing service at the last quoted sales price for such securities on each business day. If there is no such reported sale, these securities and unlisted securities for which market quotations are readily available are valued at the most recent quoted bid price. Debt obligations with sixty days or less remaining until maturity may be valued at their amortized cost. Under this valuation method, purchase discounts and premiums are accreted and amortized ratably to maturity and are included in interest income. Foreign securities are valued based upon quotation from the primary market in which they are traded. When market quotations are not readily available, securities are valued at fair value as determined in good faith by procedures established by the Board of Directors.

Security Transactions and Investment Income -- The Funds record security transactions on the trade date, the date the securities are purchased or sold. Dividend income is recorded on the ex-dividend date. Interest income, including amortization of bond premium and discount, is recorded on the accrual basis. Security gains and losses are determined on the basis of identified cost, which is the same basis used for Federal income tax purposes.

Distributions to Shareholders -- Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund, Managed Income Fund, Intermediate Government Bond Fund, Mortgage Securities Fund, Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Asset Allocation Fund, Balanced Fund, and Equity Income Fund declare and pay income dividends monthly. Equity Index Fund, Diversified Growth Fund, Stock Fund, Special Equity Fund, Regional Equity Fund, Emerging Growth Fund and Technology Fund declare and pay income dividends quarterly. International Fund declares and pays dividends annually. Any net realized capital gains on sales of securities for a fund are distributed to shareholders at least annually.

Federal Taxes -- It is each Fund's intention to continue to qualify as a regulated investment company and distribute all of its taxable income. Accordingly, no provision for Federal income taxes is required. For Federal income tax purposes required distributions related to realized gains from security transactions are computed as of October 31st.

During the current period, the Funds adopted Statement of Position 93-2 "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gains and Return of Capital Distributions by Investment Companies." Accordingly, the timing and character of dividend distributions and the differences in accounting for income and realized gains (losses) may differ for financial statement and federal income tax purposes. There was no effect on net assets as a result of adopting this Statement. On the Statement of Net Assets, as a result of the differences in the characterization of certain foreign currency realized and unrealized gains (losses), reclassification adjustments have been made to the International Fund to increase the accumulated net investment loss by approximately $386,000 with an equivalent offset to the accumulated net realized loss on investments and foreign currency transactions. Except for the International Fund, the implementation of the Statement had no material effect on paid in capital or other components of net assets. Dividends distributed from net realized gains from security transactions are in excess of net realized gains during the fiscal year for the FAIF Intermediate Term Income Fund, Fixed Income Fund, Intermediate Government Bond Fund, and Intermediate Tax Free Fund on a generally accepted accounting principles basis primarily due to timing differences.

Repurchase Agreements -- The Funds may enter into repurchase agreements with member banks of the Federal Deposit Insurance Company or registered broker dealers whom the Adviser or Sub-Adviser deems creditworthy under guidelines approved by the Board of Directors, subject to the seller's agreement to repurchase such securities at a mutually agreed upon date and price. The repurchase price would generally equal the price paid by the Fund plus interest negotiated on the basis of current short-term rates.

Securities pledged as collateral for repurchase agreements are held by the custodian bank until the respective agreements mature. Provisions of the repurchase agreements ensure that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default of the counterparty. If the counterparty defaults and the value of the collateral declines or if the counterparty enters an insolvency proceeding, realization of the collateral by the Funds may be delayed or limited.

Securities Purchased on a When-Issued Basis -- Delivery and payment for securities which have been purchased by a Fund on a forward commitment or when-issued basis can take place up to a month or more after the transaction date. During this period, such securities are subject to market fluctuations and the portfolio maintains, in a segregated account with its custodian, assets with a market value equal to or greater than the amount of its purchase commitments.

Foreign Currency Translation -- The books and records of the International Fund are maintained in U.S. dollars on the following basis:

(I) market value of investment securities, assets and liabilities at the current rate of exchange; and

(II) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The International Fund does not isolate that portion of gains and losses on investments in equity securities which is due to changes in the foreign exchange rates from that which is due to change in market prices of equity securities.

The International Fund reports certain foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income for Federal income tax purposes.

Forward Foreign Currency Contracts -- The International Fund enters into forward foreign currency contracts as hedges against either specific transactions or fund positions. The aggregate principal amount of the contracts are not recorded as the International Fund intends to settle the contracts prior to delivery. All commitments are "marked-to-market" daily at the applicable foreign exchange rate and any resulting unrealized gains or losses are recorded currently. The International Fund realizes gains or losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the year will be recognized as ordinary income or loss for Federal income tax purposes.

Expenses -- Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net asset value. Class specific expenses, such as the 12b-1 fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net asset value each day.

3    INVESTMENT SECURITY TRANSACTIONS

During the period ended September 30, 1994, purchases of securities and proceeds from sales of securities, other than temporary investments in short-term securities, were as follows (000):

                             U.S. GOVERNMENT        OTHER INVESTMENT
                               SECURITIES              SECURITIES
                          PURCHASES     SALES     PURCHASES     SALES

      Limited Term
      Income  Fund         $  1,970    $  5,959    $40,719     $81,543
      Intermediate Term
       Income Fund           94,780     100,805     16,453       6,341
      Fixed Income Fund     118,363      70,252      9,669      12,182
      Managed Income
      Fund                       --           1     12,405      17,895
      Intermediate
       Government
       Bond Fund             27,827       5,125         --          12
      Mortgage
      Securities  Fund        6,339       9,079      3,359       4,317

      Limited Term Tax
      Free  Income Fund         --          --       9,930      11,273
      Intermediate Tax
      Free  Fund                --          --       5,760       1,720
      Colorado
      Intermediate
       Tax Free Fund            --          --       7,315          98
      Minnesota Insured
       Intermediate Tax
       Free Fund                --          --      22,267       2,102
      Asset Allocation
      Fund                  13,712       5,043       2,194      27,662
      Balanced Fund         90,103      83,101      51,430      33,802
      Equity Index Fund         --          --      38,452      16,989
      Equity Income
      Fund                      --       2,363      22,042      28,496
      Diversified
      Growth Fund               --          --      26,922      26,807
      Stock Fund                --          --      91,366      82,646
      Special Equity
      Fund                      --          --     102,628      94,738
      Regional Equity
      Fund                      --          --      54,860      28,030
      Emerging Growth
      Fund                      --          --       5,875         703
      Technology Fund           --          --       6,942       1,510
      International
      Fund                      --          --      43,758       4,623

At September 30, 1994 the total cost of securities for Federal Income Tax purposes, was not materially different from amounts reported for financial reporting purposes. The aggregate gross unrealized appreciation and depreciation for securities held by the Funds at September 30, 1994 is as follows (000):

                                        AGGREGATE       AGGREGATE
                                          GROSS           GROSS
                                      APPRECIATION    DEPRECIATION       NET

      Limited Term Income Fund           $    12        $ (1,431)      $(1,419)
      Intermediate Term Income Fund           18          (2,177)       (2,159)
      Fixed Income Fund                       27          (3,209)       (3,182)
      Managed Income Fund                      1          (1,655)       (1,654)
      Intermediate Government Bond
      Fund                                    --            (324)         (324)
      Mortgage Securities Fund                36          (1,273)       (1,237)
      Limited Term Tax Free Income Fund        5             (85)          (80)
      Intermediate Tax Free Fund              14            (112)          (98)
      Colorado Intermediate Tax Free
      Fund                                    13             (45)          (32)
      Minnesota Insured Intermediate
      Tax  Free Fund                          10            (262)         (252)
      Asset Allocation Fund                3,310          (2,283)        1,027
      Balanced Fund                        7,366          (5,982)        1,385
      Equity Index Fund                   16,732         (10,570)        6,162
      Equity Income Fund                     273            (340)          (67)
      Diversified Growth Fund              1,355          (1,072)          283
      Stock Fund                          13,079          (5,018)        8,061
      Special Equity Fund                 12,713          (2,269)       10,444
      Regional Equity Fund                15,988          (6,085)        9,903
      Emerging Growth Fund                   587            (348)          239
      Technology Fund                        888            (157)          731
      International Fund                   2,620          (1,311)        1,309


At September 30, 1994 the following funds have capital loss carryforwards:


                                                           EXPIRATION
                                                AMOUNT        DATE

      Intermediate Term Income Fund           $  406,191      2003
      Fixed Income Fund                          121,979      2003
      Managed Income Fund                        436,996      2001
                                               1,433,968      2002
      Intermediate Government Bond Fund           76,938      2003
      Mortgage Securities Fund                    62,215      2003
      Limited Term Tax Free Income Fund            1,667      2001
                                                  13,855      2002
      Intermediate Tax Free Fund                  41,294      2003
      Minnesota Insured Intermediate Tax
      Free Fund                                   11,686      2003
      Equity Income Fund                          21,770      2001
                                                 359,517      2002
      Diversified Growth Fund                     43,652      2001

                                              3,037,582       2002
      International Fund                        109,607       2002

4    FEES AND EXPENSES

Pursuant to an investment advisory agreement (the Agreement), First Bank National Association (the Adviser) manages each Fund's assets and furnishes related office facilities, equipment, research and personnel. The Agreement requires each Fund to pay the Adviser a monthly fee based upon average daily net assets. The fee for all funds, other than the International Fund, is equal to an annual rate of .70% of the average daily net assets. The fee for the International Fund is equal to an annual rate of 1.25% of average daily net assets. Through a separate contractual agreement, First Trust National Association, an affiliate of the Adviser, serves as the Funds' custodian. Marvin & Palmer Associates, Inc., serves as Sub-Adviser to the International Fund pursuant to a Sub-Advisory Agreement with the Adviser.

SEI Financial Services Company (SFS) and SEI Financial Management Corporation, (SFM) serve as distributor and administrator of the Funds, respectively. Under the distribution plan, each of the Funds pay SFS a monthly distribution fee of .25% of each Fund's average daily net assets of the Retail class A shares and 1.00% of the Retail class B shares, which may be used by SFS to provide compensation for sales support and distribution activities. SFM provides administrative services, including certain accounting, legal and shareholder services, at an annual rate of .20% of each Fund's average daily net assets, with a minimum annual fee of $50,000 per Fund.

Pursuant to prior agreements which terminated April 30, 1994 (June 9, 1994 for the transfer agent agreement), Federated Securities Corp., Federated Administrative Services and Federated Services Company served as the Funds' distributor, administrator and transfer agent, respectively for FAMF.

A Contingent Deferred Sales Charge (CDSL) is imposed on redemptions made in the Retail Class B. The CDSL varies depending on the number of years from time of payment for the purchase of Class B shares until the redemption of such shares.


                         CONTINGENT DEFERRED SALES
                                  CHARGE
     YEAR SINCE          AS A PERCENTAGE OF DOLLAR
      PURCHASE           AMOUNT SUBJECT TO CHARGE

      FIRST                        5.00%
      Second                       5.00%
      Third                        4.00%
      Fourth                       3.00%
      Fifth                        2.00%
      Sixth                        1.00%
      Seventh                      0.00%
      Eighth                       0.00%

For the year ended September 30, 1994, sales charges retained by SFS for distributing the Funds' shares were approximately $97,000.

In addition to the investment advisory and management fees, custodian fees, distribution fees, administrator and transfer agent fees, each fund is responsible for paying most other operating expenses including organization costs, fees and expenses of outside directors, registration fees, printing shareholder reports, legal, auditing, insurance and other miscellaneous expenses.

During the period ended September 30, 1994, the Adviser and other parties waived a portion of their contractual fees in order to assist the Funds in maintaining a competitive expense ratio. Expenses were waived as follows
(000):

                         WAIVER OF
                        INVESTMENT      WAIVER OF        WAIVER OF     WAIVER OF
                         ADVISORY     ADMINISTRATOR    DISTRIBUTION    CUSTODIAN
                           FEES            FEES          FEES (1)         FEES

Limited Term Income
Fund                       $370            $17             $120           $ 1
Intermediate Term
Income  Fund                251             13               64             1
Fixed Income Fund           137             14               62             1
Managed Income Fund         239             34                2            --
Intermediate
Government  Bond Fund        40             38                7             1
Mortgage Securities
Fund                        134              6               29             4
Limited Term Tax Free
Income Fund                  91             30               --            --
Intermediate Tax Free
Fund                         24             40                5            --
Colorado Intermediate
Tax  Free Fund                2             36                1            --
Minnesota Insured
Intermediate Tax
Free Fund                    25             32                2            --
Asset Allocation Fund       159             10               51            10
Balanced Fund               329             16              118             4
Equity Index Fund           968             39              135            10
Equity Income Fund           94             28                1            --
Diversified Growth
Fund                         97             36                1            --
Stock Fund                  296             21              120             4
Special Equity Fund         222             14               88             1
Regional Equity Fund        180             11               68             2
Emerging Growth Fund         10             28               --            --
Technology Fund               7             30               --            --
International Fund           40              5               --            --

(1) Retail class A

For the period ended September 30, 1994, legal fees and expenses were paid to a law firm of which the secretary of the funds is a partner.

5    DEFERRED ORGANIZATIONAL COSTS

The Funds incurred organization expenses in connection with their start-up and initial registration. These costs were allocated equally to each fund and are being amortized over 60 months on a straight-line basis.

6    FORWARD FOREIGN CURRENCY CONTRACTS

The following forward foreign currency contracts were outstanding at September 30, 1994.

                               INTERNATIONAL FUND

                                                                       NET
                                          CONTRACTS TO   IN         UNREALIZED
                                             DELIVER/  EXCHANGE    APPRECIATION/
                            SETTLEMENT       RECEIVE     FOR      (DEPRECIATION)
                              DATES           (000)     (000)          (000)
Foreign Currency
   Sales                     10/6/94   CH        600   $   462        $ (4)
                             10/6/94   DM        750       485           2
                             10/6/94   FF        710       134          --
                             10/6/94   IT  1,557,330       987         (11)
                             10/6/94   NG        160        92          --
                             10/6/94   SK     11,050     1,443         (32)
                             10/6/94   UK        250       387          (7)
                     10/3/94-10/6/94   JY    735,936     7,448          14
                                                       $11,438        $(38)
Foreign Currency
   Purchases                 10/3/94   JY     71,514   $   727        $ (4)
                             10/5/94   DM        159       103          (1)
                                                       $   830        $ (5)
                                                                      $(43)

CURRENCY LEGEND

CH Swiss Francs
DM German Marks
FF French Francs
IT Italian Lira
JY Japanese Yen
NG Netherland Guilders
SK Swedish Krona
UK British Pounds Sterling

7    PROPOSED FUND MERGER

The Board of Directors of the Funds have approved, subject to shareholder approval, the acquisition of the FAMF Managed Income Fund by the FAIF Limited Term Income Fund. The acquisition will be accounted for by the method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). Under the proposed merger agreement and plan of reorganization, Retail Class A and Institutional Class shares of the FAMF Managed Income Fund will be exchanged for Retail Class A and Institutional Class shares of the FAIF Limited Term Income Fund. If the exchange were to have occurred as of September 30, 1994, one share of the FAMF Managed Income Fund Retail Class A would have been exchanged for .9665 shares of the FAIF Limited Term Income Fund Retail Class A and one share of the FAMF Managed Income Fund Institutional Class would have been exchanged for .9655 shares of the FAIF Limited Term Income Fund Institutional Class.

In addition, under a proposed merger agreement and plan of reorganization, subject to shareholder approval, FAMF Limited Term Tax Free Income Fund, FAMF Equity Income Fund and FAMF Diversified Growth Fund, will each be merged into a new FAIF fund identical to the existing FAMF fund.

8    CONCENTRATION OF CREDIT RISK

The Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, and Minnesota Insured Intermediate Tax Free Fund invest in debt instruments of municipal issuers. Although these Funds maintain a diversified portfolio, the issuers ability to meet their obligations may be affected by economic developments in a specific state or region.

The Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, and Minnesota Insured Intermediate Tax Free Fund invest in securities which include revenue bonds, tax and revenue anticipation notes, and general obligation bonds. At September 30, 1994, the percentage of portfolio investments by each revenue source was as follows:

                        LIMITED                       COLORADO       MINNESOTA
                          TERM      INTERMEDIATE    INTERMEDIATE      INSURED
                        TAX FREE      TAX FREE        TAX FREE     INTERMEDIATE
                          FUND          FUND            FUND       TAX FREE FUND

 Revenue Bonds:
  Education Bonds          5%             7%             11%               4%
  Health Care Bonds        8             17               1               14
  Transportation
 Bonds                    11              4               4                5
  Utility Bonds           26             16               3                7
  Housing Bonds            5              5               4               27
  Pollution Control
 Bonds                    --             --               2                5
  Industrial Bonds         4             --               2               --
  Other                    6             14              15               14
 GENERAL
 OBLIGATIONS              32             36              52               20
 TAX AND REVENUE
 ANTICIPATION
 NOTES                     3              1               6                4
                         100%           100%            100%             100%

The rating of long-term debt as a percentage of total value of investments at September 30, 1994 is as follows:


                         LIMITED                       COLORADO      MINNESOTA
                           TERM      INTERMEDIATE    INTERMEDIATE     INSURED
                         TAX FREE      TAX FREE        TAX FREE    INTERMEDIATE
                           FUND          FUND            FUND      TAX FREE FUND

 STANDARD & POORS
 RATINGS:
   AAA                      34%            51%             45%          79%
   AA                       27             14              16            2
   AA+                       6              3              --           --
   AA-                       4             12               4            2
   A+                        7              5               4            9
   A                         7              5              11           --
   A-                        2             --              --           --
   BBB+                      3             --              --           --
   BBB                       1             --              --           --
   NR                        9             10              20            8
                           100%           100%            100%         100%


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
First American Investment Funds, Inc.
First American Mutual Funds:

We have audited the accompanying statements of net assets (or the statements of assets and liabilities, including the schedules of investments) as of September 30, 1994, and the related statements of operations, statements of changes in net assets and the financial highlights for each of the seventeen funds constituting First American Investment Funds, Inc. and each of the four funds constituting First American Mutual Funds for each of the periods presented. These financial statements and the financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits. The statements of changes in net assets and the financial highlights of each of the four funds constituting First American Mutual Funds (formerly The Boulevard Funds) for the periods presented ended November 30, 1993 were audited by other auditors whose reports dated January 20, 1994 expressed unqualified opinions on this information.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financialstatements. Investment securities held in custody are verified by examination, or by confirmation with the sub-custodian or depository. As to securities purchased and sold but not received or delivered, we request confirmations from brokers and where replies are not received, we carry out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of each of the seventeen funds constituting First American Investment Funds, Inc. and each of the four funds constituting First American Mutual Funds as of September 30, 1994, and the results of their operations, changes in their net assets and the financial highlights for the periods stated in the first paragraph above, in conformity with generally accepted accounting principles.

                                                  KPMG Peat Marwick LLP
Minneapolis, Minnesota
November 4, 1994





NOTICE TO SHAREHOLDERS

For Taxpayers filing on a calendar year basis, this notice is for information purposes only.

Dear First American Fund Shareholders:

  For the fiscal year ended September 30, 1994, each portfolio is designating long term capital gains and exempt income with regard to distributions paid during the year as follows:

                                               (A)              (B)
                                            LONG TERM         ORDINARY           (C)                            (E)
                                          CAPITAL GAINS        INCOME           TOTAL             (D)           TAX
                                          DISTRIBUTIONS    DISTRIBUTIONS    DISTRIBUTIONS     QUALIFYING      EXEMPT
                  FUND                     (TAX BASIS)      (TAX BASIS)      (TAX BASIS)     DIVIDENDS(1)    INTEREST
Limited Term Income                              0%             100%             100%               0%           0%
Intermediate Term Income                         0%             100%             100%               0%           0%
Fixed Income                                     1%              99%             100%               0%           0%
Managed Income                                   0%             100%             100%               0%           0%
Intermediate Government Bond                     3%              97%             100%               0%           0%
Mortgage Securities                              0%             100%             100%               0%           0%
Limited Term Tax Free Income                     0%             100%             100%               0%          99%
Intermediate Tax Free                           10%              90%             100%               0%          98%
Colorado Intermediate Tax Free                   0%             100%             100%               0%          98%
Minnesota Insured Intermediate Tax Free          0%             100%             100%               0%          98%
Asset Allocation                                 0%             100%             100%              76%           0%
Balanced                                         0%             100%             100%              28%           0%
Equity Index                                     0%             100%             100%              96%           0%
Equity Income                                    0%             100%             100%              16%           0%
Diversified Growth                               0%             100%             100%             100%           0%
Stock                                            5%              95%             100%              40%           0%
Special Equity                                   3%              97%             100%              17%           0%
Regional Equity                                  0%             100%             100%              88%           0%
Emerging Growth                                  0%             100%             100%               4%           0%
Technology                                       0%               0%               0%               0%           0%
International                                    0%               0%               0%               0%           0%

* Items (A) and (B) are based on a percentage of the portfolio's total distributions.

** Items (D) and (E) are based on a perventage of ordinary income distribution of the portfolio.

     (1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction.

Please consult your tax adviser for proper treatment of this information.


FIRST AMERICAN MUTUAL FUNDS
FIRST AMERICAN INVESTMENT FUNDS, INC.
680 East Swedesford Road
Wayne, Pennsylvania 19087

Investment Adviser
First Bank National Association
601 Second Avenue South
Minneapolis, Minnesota 55480

Custodian
FIRST TRUST NATIONAL ASSOCIATION
180 East Fifth Street
St. Paul, Minnesota 55101

Administrator
SEI FINANCIAL MANAGEMENT CORPORATION
680 East Swedesford Road
Wayne, Pennsylvania 19087

Transfer Agent
SUPERVISED SERVICE COMPANY
811 Main Street
Kansas City, Missouri 64105

Distributor
SEI FINANCIAL SERVICES COMPANY
680 East Swedesford Road
Wayne, Pennsylvania 19087

Independent Auditors
KPMG PEAT MARWICK LLP
90 South Seventh Street
Minneapolis, Minnesota 55402

Counsel
DORSEY & WHITNEY
220 South Sixth Street
Minneapolis, Minnesota 55402

This report and the financial statements contained herein are submitted for the general information of the shareholders of the corporation. The report is not authorized for distribution to prospective investors in the corporation unless preceded or accompanied by an effective prospectus for each of the Funds included. Shares in the Funds are not deposits or obligations of, or guaranteed or endorsed by, First Bank National Association or any of its affiliates. Such shares are also not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

FAIF-1303 11/94



                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION
                            DATED DECEMBER 18, 1995

                       PROPOSED ACQUISITION OF ASSETS OF

                         LIMITED VOLATILITY STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                            680 EAST SWEDESFORD ROAD
                           WAYNE, PENNSYLVANIA 19087
                                 (800) 637-2548

                        BY AND IN EXCHANGE FOR SHARES OF

                                   STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                            680 EAST SWEDESFORD ROAD
                           WAYNE, PENNSYLVANIA 19087
                                 (800) 637-2548


     This Statement of Additional Information relates to the proposed Agreement and Plan of Reorganization providing for (a) the acquisition of all of the assets and the assumption of all liabilities of Limited Volatility Stock Fund (the "Acquired Fund"), a separately managed series of First American Investment Funds, Inc. ("FAIF") by Stock Fund (the "Acquiring Fund"), a separately managed series of FAIF, in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders. This Statement of Additional Information consists of this cover page and the following documents, each of which is incorporated by reference herein:

     1. Statement of Additional Information of FAIF dated January 31, 1995, containing additional information concerning the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund.

     2. Annual report of FAIF for the fiscal year ended September 30, 1994, relating to the Retail Classes and the Institutional Class of the Acquiring Fund (the Acquired Fund not having commenced operations during such period).

     3. Semi-Annual report of FAIF for the six months ended March 31, 1995, relating to the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund.

     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated December 18, 1995 relating to the above-referenced transaction may be obtained without charge by writing or calling the Acquired Fund or the Acquiring Fund at the addresses or telephone numbers noted above. This Statement of Additional Information relates to, and should be read in conjunction with, such Prospectus/Proxy Statement.

     Pursuant to Item 14(a) of Form N-14, pro forma financial statements are omitted from this Statement of Additional Information inasmuch as the net asset value of the Acquired Fund does not exceed ten percent of the Acquiring Fund's net asset value as of the date which is five business days before the filing of the Registration Statement on Form N-14 of which this Statement of Additional Information is a part.


[Note: In the SEC filing package, Item No. 2 referred to above is included in Part A as materials to be delivered with the Prospectus/Proxy Statement. A copy of Item No. 2 also will be delivered to any person requesting the Statement of Additional Information.]





                     FIRST AMERICAN INVESTMENT FUNDS, INC.

                      STATEMENT OF ADDITIONAL INFORMATION
                             DATED JANUARY 31, 1995

STOCK FUND                          INTERNATIONAL FUND
EQUITY INDEX FUND                   LIMITED TERM INCOME FUND
BALANCED FUND                       INTERMEDIATE TERM INCOME FUND
LIMITED VOLATILITY STOCK FUND       FIXED INCOME FUND
ASSET ALLOCATION FUND               INTERMEDIATE GOVERNMENT BOND FUND
EQUITY INCOME FUND                  MORTGAGE SECURITIES FUND
DIVERSIFIED GROWTH FUND             LIMITED TERM TAX FREE INCOME FUND
EMERGING GROWTH FUND                INTERMEDIATE TAX FREE FUND
REGIONAL EQUITY FUND                MINNESOTA INSURED INTERMEDIATE TAX FREE FUND
SPECIAL EQUITY FUND                 COLORADO INTERMEDIATE TAX FREE FUND
TECHNOLOGY FUND

         This Statement of Additional Information relates to the Class A, Class B and Class C Shares of the funds named above (the "Funds"), each of which is a series of First American Investment Funds, Inc. ( "FAIF"). This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Funds' current Prospectuses dated January 31, 1995. This Statement of Additional Information is incorporated into the Funds' Prospectuses by reference. To obtain copies of a Prospectus, write or call the Funds' administrator SEI Financial Services Company, 680 East Swedesford Road, Wayne, Pennsylvania 19087, telephone: (800) 637-2548. Please retain this Statement of Additional Information for future reference.

                               TABLE OF CONTENTS


                                                PAGE
GENERAL INFORMATION...........................    2

ADDITIONAL INFORMATION CONCERNING
 FUND INVESTMENTS.............................    3
   Short-Term Investments.....................    3
   Repurchase Agreements......................    3
   When-Issued and Delayed-Delivery
      Transactions............................    3
   Lending of Portfolio Securities............    4
   Options Transactions.......................    4
   Futures and Options on Futures.............    5
   Foreign Securities.........................    5
   Foreign Currency Transactions..............    6
   Mortgage-Backed Securities.................    7
   Debt Obligations Rated Less Than
      Investment Grade........................    8
   Special Factors Affecting Minnesota
      Insured Intermediate Tax Free
      Fund....................................    9
   Special Factors Affecting Colorado
      Intermediate Tax Free Fund..............   10
   Insurance for Minnesota Insured
      Intermediate Tax Free Fund..............   13
   CFTC Information...........................   14

INVESTMENT RESTRICTIONS.......................   15

DIRECTORS AND EXECUTIVE OFFICERS..............   18
   Directors..................................   18
   Executive Officers.........................   18
   Compensation...............................   19

INVESTMENT ADVISORY AND OTHER
  SERVICES....................................   20
   Investment Advisory Agreement..............   20
   Sub-Advisory Agreement for
      International Fund......................   21
   Administration Agreement...................   22
   Distributor and Distribution Plans.........   23
   Custodian; Transfer Agent; Counsel;
      Accountants.............................   25

PORTFOLIO TRANSACTIONS AND ALLOCATION
   OF BROKERAGE...............................   25

CAPITAL STOCK.................................   29

NET ASSET VALUE AND PUBLIC OFFERING
   PRICE......................................   36

FUND PERFORMANCE..............................   39
   SEC Standardized Performance Figures.......   39
   Non-Standard Distribution Rates............   42
   Certain Performance Comparisons............   44

TAXATION......................................   46

RATINGS.......................................   49

FINANCIAL STATEMENTS..........................  F-1


                              GENERAL INFORMATION

         First American Investment Funds, Inc. ("FAIF") was incorporated in the State of Maryland on August 20, 1987 under the name "SECURAL Mutual Funds, Inc." The Board of Directors and shareholders, at meetings held January 10, 1991, and April 2, 1991, respectively, approved amendments to the Articles of Incorporation providing that the name "SECURAL Mutual Funds, Inc." be changed to "First American Investment Funds, Inc."

         FAIF is organized as a series fund and currently issues its shares in 21 series. Each series of shares represents a separate investment portfolio with its own investment objective and policies (in essence, a separate mutual fund). The series of FAIF to which this Statement of Additional Information relates are named on the cover hereof. These series are referred to in this Statement of Additional Information as the "Funds."

         Shareholders may purchase shares of each Fund through three separate classes, Class A, Class B and Class C, which provide for variations in distribution costs, voting rights and dividends. To the extent permitted by the Investment Company Act of 1940, the Funds may also provide for variations in other costs among the classes although they have no present intention to do so. In addition, a sales load is imposed on the sale of Class A and Class B Shares of the Funds. Except for differences among the classes pertaining to distribution costs, each share of each Fund represents an equal proportionate interest in that Fund. Class A and Class B Shares sometimes are referred to together as the "Retail Class Shares," and Class C Shares sometimes are referred to as the "Institutional Class Shares."

         FAIF has prepared and will provide Prospectuses relating to the Retail Class Shares and Prospectuses relating to the Institutional Class Shares of the Funds. These Prospectuses can be obtained by calling or writing SEI Financial Management Corporation at the address and telephone number set forth on the cover of this Statement of Additional Information. This Statement of Additional Information relates both to the Retail Class Prospectuses and to the Institutional Class Prospectuses for the Funds. It should be read in conjunction with the applicable Prospectus.

         Equity Income Fund, Diversified Growth Fund and Limited Term Tax Free Income Fund formerly were series of First American Mutual Funds (previously known as The Boulevard Funds). They became series of FAIF effective January 31, 1995, by means of an asset acquisition transaction. In addition, effective January 31, 1995, Limited Term Income Fund acquired the assets of Managed Income Fund in return for shares of Limited Term Income Fund. Prior to such transaction, Managed Income Fund also was a series of First American Mutual Funds.

         The Articles of Incorporation and Bylaws of FAIF provide that meetings of shareholders be held as determined by the Board of Directors and as required by the 1940 Act. Maryland corporation law requires a meeting of shareholders to be held upon the written request of shareholders holding 10% or more of the voting shares of FAIF, with the cost of preparing and mailing the notice of such meeting payable by the requesting shareholders. The 1940 Act requires a shareholder vote for all amendments to fundamental investment policies and restrictions, for approval of all investment advisory contracts and amendments thereto, and for all amendments to Rule 12b-1 distribution plans.

               ADDITIONAL INFORMATION CONCERNING FUND INVESTMENTS

         The investment objectives, policies and restrictions of the Funds are set forth in their respective Prospectuses. Additional information concerning the investments which may be made by the Funds is set forth under this caption. Additional information concerning the Funds' investment restrictions is set forth below under the caption "Investment Restrictions."

SHORT-TERM INVESTMENTS

         Most of the Funds can invest in a variety of short-term instruments which are specified in the respective Prospectuses. A brief description of certain kinds of short-term instruments follows:

         COMMERCIAL PAPER. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper normally have maturities of less than nine months and fixed rates of return. Subject to the limitations described in the Prospectuses, the Funds may purchase commercial paper consisting of issues rated at the time of purchase within the two highest rating categories by Standard & Poor's Corporation ("Standard & Poor's") or Moody's Investors Service, Inc. ("Moody's"), or which have been assigned an equivalent rating by another nationally recognized statistical rating organization. The Funds also may invest in commercial paper that is not rated but that is determined by the Adviser to be of comparable quality to instruments that are so rated. For a description of the rating categories of Standard & Poor's and Moody's, see "Ratings" herein.

         BANKERS ACCEPTANCES. Bankers acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the full amount of the instrument upon maturity.

         VARIABLE AMOUNT MASTER DEMAND NOTES. Variable amount master demand notes are unsecured demand notes that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate according to the terms of the instrument. Because master demand notes are direct lending arrangements between a Fund and the issuer, they are not normally traded. Although there is no secondary market in the notes, a Fund may demand payment of principal and accrued interest at any time. While the notes are not typically rated by credit rating agencies, issuers of variable amount master demand notes (which are normally manufacturing, retail, financial, and other business concerns) must satisfy the same criteria as set forth above for commercial paper. The Adviser or Sub-Adviser will consider the earning power, cash flow, and other liquidity ratios of the issuers of such notes and will continuously monitor their financial status and ability to meet payment on demand.

REPURCHASE AGREEMENTS

         The Funds may invest in repurchase agreements to the extent specified in their respective Prospectuses. The Funds' custodian will hold the securities underlying any repurchase agreement, or the securities will be part of the Federal Reserve/Treasury Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day. If at any time the market value of the collateral falls below the repurchase price under the repurchase agreement (including any accrued interest), the appropriate Fund will promptly receive additional collateral (so the total collateral is an amount at least equal to the repurchase price plus accrued interest).

WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS

         When a Fund agrees to purchase securities on a when-issued or delayed-delivery basis, the Custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Normally, the Custodian will set aside securities to satisfy the purchase commitment, and in that case, a Fund may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of the Fund's commitments. It may be expected that a Fund's net assets will fluctuate to a greater degree when it sets aside securities to cover such purchase commitments than when it sets aside cash. In addition, because a Fund will set aside cash or liquid securities to satisfy its purchase commitments in the manner described above, its liquidity and the ability of the Adviser to manage it might be affected in the event its commitments to purchase when-issued or delayed-delivery securities ever exceeded 25% of the value of its assets. Under normal market conditions, however, a Fund's commitments to purchase when-issued or delayed-delivery securities will not exceed 25% of the value of its assets.

LENDING OF PORTFOLIO SECURITIES

         When a Fund lends portfolio securities, it must receive 100% collateral as described in the Prospectuses. This collateral must be valued daily by the Adviser or Sub-Adviser and, if the market value of the loaned securities increases, the borrower must furnish additional collateral to the lending Fund. During the time portfolio securities are on loan, the borrower pays the lending Fund any dividends or interest paid on the securities. Loans are subject to termination by the lending Fund or the borrower at any time. While a Fund does not have the right to vote securities on loan, it would terminate the loan and regain the right to vote if that were considered important with respect to the investment.

OPTIONS TRANSACTIONS

         OPTIONS ON SECURITIES. To the extent specified in the Prospectuses, Funds may purchase put and call options on securities and may write covered call options on securities which they own or have the right to acquire. A Fund may purchase put options to hedge against a decline in the value of its portfolio. By using put options in this way, a Fund would reduce any profit it might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by transaction costs. In similar fashion, Fund may purchase call options to hedge against an increase in the price of securities that the Fund anticipates purchasing in the future. The premium paid for the call option plus any transaction costs will reduce the benefit, if any, realized by the Fund upon exercise of the option, and, unless the price of the underlying security rises sufficiently, the option may expire unexercised.

         The writer (seller) of a call option has no control over when the underlying securities must be sold; the writer may be assigned an exercise notice at any time prior to the termination of the option. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. The writer of a call option that wishes to terminate its obligation may effect a "closing purchase transaction." This is accomplished by buying an option on the same security as the option previously written. If a Fund was unable to effect a closing purchase transaction in a secondary market, it would not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.

         OPTIONS ON STOCK INDICES. Options on stock indices are similar to options on individual stocks except that, rather than the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing value of the stock index upon which the option is based is greater than, in the case of a call, or lesser than, in the case of a put, the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple (the "multiplier"). The writer of the option is obligated, in return for the premium received, to make delivery of this amount. Unlike stock options, all settlements for stock index options are in cash, and gain or loss depends on price movements in the stock market generally (or in a particular industry or segment of the market) rather than price movements in individual stocks. The multiplier for an index option performs a function similar to the unit of trading for a stock option. It determines the total dollar value per contract of each point in the difference between the underlying stock index. A multiplier of 100 means that a one-point difference will yield $100. Options on different stock indices may have different multipliers.

         OPTIONS ON INTEREST RATE INDICES. An option on an interest rate index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing value of the interest rate index upon which the option is based is greater than, in the case of a call, or lesser than, in the case of a put, the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple (the "multiplier"). The writer of the option is obligated, for the premium received, to make delivery of this amount. Unlike interest rate futures options contracts, settlements for interest rate index options are always in cash. Gain or loss depends on price movements in the interest rate movements with respect to specific financial instruments. As with stock index options, the multiplier for interest rate index options determines the total dollar value per contract of each point in the difference between the exercise price of an option and the current value of the underlying interest rate index. Options on different interest rate indices may have different multipliers.

FUTURES AND OPTIONS ON FUTURES

         As discussed in the Prospectuses, certain of the Funds may enter into futures contracts and may purchase options on futures contracts of various types. These investment techniques are designed primarily to hedge against anticipated future changes in market conditions or foreign exchange rates which otherwise might adversely affect the value of securities which a Fund holds or intends to purchase. The types of futures and options on futures which particular Funds may utilize are described in the applicable Prospectuses.

         At the same time a futures contract is purchased or sold, a Fund generally must allocate cash or securities as a deposit payment ("initial deposit"). It is expected that the initial deposit would be approximately 1-1/2% to 5% of a contract's face value. Daily thereafter, the futures contract is valued and the payment of "variation margin" may be required, since each day the Fund would provide or receive cash that reflects any decline or increase in the contract's value. Futures transactions also involve brokerage costs and require a Fund to segregate liquid assets, such as cash, United States Government securities or other liquid high grade debt obligations, to cover its performance under such contracts.

         A Fund may lose the expected benefit of futures transactions if interest rates, securities prices or foreign exchange rates move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Fund had not entered into any futures transactions. In addition, the value of a Fund's futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities and foreign currencies, limiting the Fund's ability to hedge effectively against interest rate, foreign exchange rate and/or market risk and giving rise to additional risks. Because of the low margin requirements in the futures markets, they may be subject to market forces, including speculative activity, which do not affect the cash markets. There also is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

FOREIGN SECURITIES

         As described in the applicable Prospectuses, under normal market conditions International Fund invests principally in foreign securities, and certain other Funds may invest lesser proportions of their assets in securities of foreign issuers which are either listed on a United States securities exchange or represented by American Depositary Receipts.

         Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on United States exchanges. Foreign markets also have different clearance and settlement procedures, and in some markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in temporary periods when a portion of the assets of International Fund is uninvested. In addition, settlement problems could cause International Fund to miss attractive investment opportunities or to incur losses due to an inability to sell or deliver securities in a timely fashion. In the event of a default by an issuer of foreign securities, it may be more difficult for a Fund to obtain or to enforce a judgment against the issuer.

FOREIGN CURRENCY TRANSACTIONS

         As described in the applicable Prospectuses, International Fund may engage in a variety of foreign currency transactions in connection with its investment activities. These include forward foreign currency exchange contracts, foreign currency futures, and foreign currency options.

         FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded directly between currency traders (usually large commercial banks) and their customers. International Fund will not enter into such forward contracts or maintain a net exposure in such contracts where the Fund would be obligated to deliver an amount of foreign currency in excess of the value of the Fund's securities or other assets denominated in that currency. The Fund will comply with applicable Securities and Exchange Commission announcements requiring it to segregate assets to cover the Fund's commitments with respect to such contracts. At the present time, these announcements generally require a fund with a long position in a forward foreign currency contract to establish with its custodian a segregated account containing cash or liquid high grade debt securities equal to the purchase price of the contract, and require a fund with a short position in a forward foreign currency contract to establish with its custodian a segregated account containing cash or liquid high grade debt securities that, when added to any margin deposit, equal the market value of the currency underlying the forward contract. These requirements will not apply where a forward contract is used in connection with the settlement of investment purchases or sales or where the position has been "covered" by entering into an offsetting position. The Fund generally will not enter into a forward contract with a term longer than one year.

         FOREIGN CURRENCY FUTURES TRANSACTIONS. Unlike forward foreign currency exchange contracts, foreign currency futures contracts and options on foreign currency futures contracts are standardized as to amount and delivery period and may be traded on boards of trade and commodities exchanges or directly with a dealer which makes a market in such contracts and options. It is anticipated that such contracts may provide greater liquidity and lower cost than forward foreign currency exchange contracts. As part of its financial futures transactions, International Fund may use foreign currency futures contracts and options on such futures contracts. Through the purchase or sale of such contracts, the Fund may be able to achieve many of the same objectives as through forward foreign currency exchange contracts more effectively and possibly at a lower cost.

         FOREIGN CURRENCY OPTIONS. A foreign currency option provides the option buyer with the right to buy or sell a stated amount of foreign currency at the exercise price at a specified date or during the option period. A call option gives its owner the right, but not the obligation, to buy the currency, while a put option gives its owner the right, but not the obligation, to sell the currency. The option seller (writer) is obligated to fulfill the terms of the option sold if it is exercised. However, either seller or buyer may close its position during the option period in the secondary market for such options at any time prior to expiration.

         A foreign currency call option rises in value if the underlying currency appreciates. Conversely, a foreign currency put option rises in value if the underlying currency depreciates. While purchasing a foreign currency option may protect International Fund against an adverse movement in the value of a foreign currency, it would not limit the gain which might result from a favorable movement in the value of the currency. For example, if the Fund were holding securities denominated in an appreciating foreign currency and had purchased a foreign currency put to hedge against a decline in the value of the currency, it would not have to exercise its put. In such an event, however, the amount of the Fund's gain would be offset in part by the premium paid for the option. Similarly, if the Fund entered into a contract to purchase a security denominated in a foreign currency and purchased a foreign currency call to hedge against a rise in the value of the currency between the date of purchase and the settlement date, the Fund would not need to exercise its call if the currency instead depreciated in value. In such a case, the Fund could acquire the amount of foreign currency needed for settlement in the spot market at a lower price than the exercise price of the option.

MORTGAGE-BACKED SECURITIES

         As described in the applicable Prospectuses, Mortgage Securites Fund will invest principally in mortgage-backed securities, and Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund and Balanced Fund also may invest in such securities. Each of these Funds will invest only in mortgage-backed securities which are Agency Pass-Through Certificates or collateralized mortgage obligations ("CMOs"), as defined and described in those Prospectuses.

         Agency Pass-Through Certificates are issued or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA"), or the Federal Home Loan Mortgage Corporation ("FHLMC"). GNMA is a wholly-owned corporate instrumentality of the United States within the Department of Housing and Urban Development. The guarantee of GNMA with respect to GNMA certificates is backed by the full faith and credit of the United States, and GNMA is authorized to borrow from the United States Treasury in an amount which is at any time sufficient to enable GNMA, with no limitation as to amount, to perform its guarantee.

         FNMA is a federally chartered and privately owned corporation organized and existing under federal law. Although the Secretary of the Treasury of the United States has discretionary authority to lend funds to FNMA, neither the United States nor any agency thereof is obligated to finance FNMA's operations or to assist FBMA in any other manner.

         FHLMC is a federally chartered corporation organized and existing under federal law, the common stock of which is owned by the Federal Home Loan Banks. Neither the United States nor any agency thereof is obligated to finance FNMA's operations or to assist FBMA in any other manner.

         The residential mortgage loans evidenced by Agency Pass-Through Certificates and upon which CMOs are based generally are secured by first mortgages on one- to four-family residential dwellings. Such mortgage loans generally have final maturities ranging from 15 to 30 years and provide for monthly payments in amounts sufficient to amortize their original principal amounts by the maturity dates. Thus, each monthly payment on such mortgage loans generally includes both an interest component and a principal component, so that the holder of the mortgage loans receives both interest and a partial return of principal in each monthly payment. In general, such mortgage loans can be prepaid by the borrowers at any time without any prepayment penalty. In addition, many such mortgage loans contain a "due-on-sale" clause requiring the loans to be repaid in full upon the sale of the property securing the loans. Because residential mortgage loans generally provide for monthly amortization and may be prepaid in full at any time, the weighted average maturity of a pool of residential mortgage loans is likely to be substantially shorter than its stated final maturity date. The rate at which a pool of residential mortgage loans is prepaid may be influenced by many factors and is not predictable with precisions.

         As stated in the applicable Prospectuses, CMOs generally are issued in multiple classes, with holders of each class entitled to receive specified portions of the principal payments and prepayments and/or of the interest payments on the underlying mortgage loans. These entitlements can be specified in a wide variety of ways, so that the payment characteristics of various classes may differ greatly from one another.
For example:

     * In a sequential-pay CMO structure, one class is entitled to receive all principal payments and prepayments on the underlying mortgage loans (and interest on unpaid principal) until the principal of the class is repaid in full, while the remaining classes receive only interest; when the first class is repaid in full, a second class becomes entitled to receive all principal payments and prepayments on the underlying mortgage loans until the class is repaid in full, and so forth.

     * A planned amortization class ("PAC") of CMOs is entitled to receive principal on a stated schedule to the extent that it is available from the underlying mortgage loans, thus providing a greater (but not absolute) degree of certainty as to the schedule upon which principal will be repaid.

     * An accrual class of CMOs provides for interest to accrue and be added to principal (but not be paid currently) until specified payments have been made on prior classes, at which time the principal of the accrual class (including the accrued interest which was added to principal) and interest thereon begins to be paid from payments on the underlying mortgage loans.

     * As discussed above with respect to Agency Pass-Through Certificates, an interest-only class of CMOs entitles the holder to receive all of the interest and none of the principal on the underlying mortgage loans, while a principal-only class of CMOs entitles the holder to receive all of the principal payments and prepayments and none of the interest on the underlying mortgage loans.

     * A floating rate class of CMOs entitles the holder to receive interest at a rate which changes in the same direction and magnitude as changes in a specified index rate. An inverse floating rate class of CMOs entitles the holder to receive interest at a rate which changes in the opposite direction from, and in the same magnitude as or in a multiple of, changes in a specified index rate. Floating rate and inverse floating rate classes also may be subject to "caps" and "floors" on adjustments to the interest rates which they bear.

DEBT OBLIGATIONS RATED LESS THAN INVESTMENT GRADE

         As described in the applicable Prospectuses, the "equity securities" in which Equity Income Fund may invest include corporate debt obligations which are convertible into common stock. These convertible debt obligations may include obligations rated as low as CCC by Standard & Poor's or Caa by Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization. Debt obligations rated BB, B or CCC by Standard & Poor's or Ba, B or Caa by Moody's are considered to be less than "investment grade" and are sometimes referred to as "junk bonds." The limitations on investments by Equity Income Fund in less than investment grade convertible debt obligations are set forth in the applicable Prospectuses.

         Purchases of less than investment grade corporate debt obligations generally involve greater risks than purchases of higher rated obligations. Less than investment grade debt obligations are especially subject to adverse changes in general economic conditions and to changes in the financial condition of their issuers. During periods of economic downturn or rising interest rates, issuers of such obligations may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default.

         Yields on less than investment grade debt obligations will fluctuate over time. The prices of such obligations have been found to be less sensitive to interest rate changes than higher rated obligations, but more sensitive to adverse economic changes or individual corporate developments. Also, during an economic downturn or period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. In addition, periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of less than investment grade debt obligations.

         In addition, the secondary trading market for less than investment grade debt obligations may be less developed than the market for investment grade obligations. This may make it more difficult for Equity Income Fund to value and dispose of such obligations. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of less than investment grade obligations, especially in a thin secondary trading market.

         Certain risks also are associated with the use of credit ratings as a method for evaluating less than investment grade debt obligations. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of such obligations. In addition, credit rating agencies may not timely change credit ratings to reflect current events. Thus, the success of Equity Income Fund's use of less than investment grade convertible debt obligations may be more dependent on the Adviser's own credit analysis than is the case with investment grade obligations.

SPECIAL FACTORS AFFECTING MINNESOTA INSURED INTERMEDIATE TAX FREE FUND

         As described in the Prospectuses relating to Minnesota Insured Intermediate Tax Free Fund, except during temporary defensive periods, this Fund will invest most of its total assets in Minnesota municipal obligations. In addition, Limited Term Tax Free Fund may invest up to 50% of its total assets in obligations of issuers located in Minnesota. These Funds therefore are susceptible to political, economic and regulatory factors affecting issuers of Minnesota municipal obligations. The following information provides only a brief summary of the complex factors affecting the financial situation in Minnesota. This information is derived from sources that are generally available to investors and is based in part on information obtained from various state and local agencies in Minnesota. It should be noted that the creditworthiness of obligations issued by local Minnesota issuers may be unrelated to the creditworthiness of obligations issued by the State of Minnesota, and that there is no obligation on the part of Minnesota to make payment on such local obligations in the event of default.

         MINNESOTA FISCAL CONDITION. Minnesota's constitutionally prescribed fiscal period is a biennium, and Minnesota operates on a biennial budget basis. Legislative appropriations for each biennium are prepared and adopted during the final legislative session of the immediately preceding biennium. Prior to each fiscal year of a biennium, Minnesota's Department of Finance allots a portion of the applicable biennial appropriation to each agency or other entity for which an appropriation has been made. An agency or other entity may not expend moneys in excess of its allotment. If revenues are insufficient to balance total available resources and expenditures, Minnesota's Commissioner of Finance, with the approval of the Governor, is required to reduce allotments to the extent necessary to balance expenditures and forecasted available resources for the then current biennium. The Governor may prefer legislative action when a large reduction in expenditures appears necessary, and if Minnesota's legislature is not in session the Governor is empowered to convene a special session.

         Frequently in recent years, legislation has been required to eliminate projected budget deficits by raising additional revenue, reducing expenditures, including aids to political subdivisions and higher education, reducing the State's budget reserve, imposing a sales tax on purchases by local governmental units, and making other budgetary adjustments. A budget forecast released by the Minnesota Department of Finance on December 6, 1994 projects a General Fund balance of $268 million at the end of the current biennium, June 30, 1995, plus a budget reserve of $500 million. Total projected expenditures and transfers for the biennium are $16.9 billion. State law imposes caps on appropriations for education (including higher education) and human services in the biennium ending June 30, 1997. It is anticipated as a result of these caps either that spending in these areas will be reduced below levels needed to maintain current programs or that other budgetary changes will need to be made by the State for that biennium. Either approach could result in fiscal difficulties for other governmental entities in Minnesota. The forecast does not reflect the effects of a recent decision of the Minnesota Supreme Court that numerous banks are entitled to refunds of Minnesota bank excise taxes paid for tax years 1979 through 1983. The taxes and interest to be refunded to banks and other corporations as a result of this decision are estimated to be approximately $327 million. The State will be permitted to pay the refunds over a four-year period, which would increase interest payments by approximately $24 million. The State also is party to a variety of other civil actions that could adversely affect the State's General Fund.

         State grants and aids represent a large percentage of the total revenues of cities, towns, counties and school districts in Minnesota. Even with respect to bonds that are revenue obligations of the issuer and not general obligations of Minnesota, there can be no assurance that the fiscal problems referred to above will not adversely affect the market value or marketability of the bonds or the ability of the respective obligors to pay interest on and principal of the bonds.

         MINNESOTA ECONOMY. Minnesota relies heavily on a progressive individual income tax and a retail sales tax for revenue, which results in a fiscal system unusually sensitive to economic conditions. In 1993, the structure of Minnesota's economy closely paralleled the structure of the United States economy as a whole. State employment in ten major sectors was distributed in approximately the same proportions as national employment.

         During the period from 1980 to 1990, overall employment growth in Minnesota lagged behind national growth; total employment in Minnesota increased 17.9% while increasing 20.5% nationally. Most of Minnesota's relatively slower growth during this period is associated with declining agricul-tural employment and with the two recessions in the United States economy occurring in the early 1980s which were more severe in Minnesota than nationwide. Minnesota non-farm employment growth generally kept pace with the nation after the end of the 1981-82 recession. Employment data through 1993 indicate the recession which began in July 1990 was less severe in Minnesota than in the national economy. During 1993 and 1994, the State's monthly unemployment rate was generally less than the national unemployment rate, averaging 5.1% in 1993, as compared to the national average of 7.4%.

         Since 1980, Minnesota per capita personal income has been within three percentage points of national per capita personal income. Minnesota per capita income has generally remained above the national average during this period in spite of the early 1980s recessions and some difficult years in agriculture. In 1993, Minnesota per capita income was 101.1% of the national average. During 1991-1992, personal income in Minnesota grew more rapidly than the United States average, with a growth of 5.93% in Minnesota as compared to a United States average of 5.13%. During 1990-1993, wage and salary disbursements, which constitute approximately 60% of total personal income, grew 17.3% in Minnesota as compared to 12.2% for the United States. During the same period, Minnesota non-agricultural employment increased 2.6%, compared to a national decline in non-agricultural employment of 0.8%.

         Between 1983 and 1992, increases in retail sales in Minnesota averaged 5.9% per year, compounded.

         There can be no assurance that Minnesota's economy and fiscal condition will not materially change in the future or that future difficulties will not occur. Economic difficulties and the resultant impact on state and local government finances may adversely affect the market value of obligations in the portfolio of Minnesota Insured Intermediate Tax Free Fund or the ability of respective obligors to make timely payment of the principal and interest on such obligations.

SPECIAL FACTORS AFFECTING COLORADO INTERMEDIATE TAX FREE FUND

         As described in the Prospectuses relating to Colorado Intermediate Tax Free Fund, except during temporary defensive periods, this Fund will invest most of its total assets in Colorado municipal obligations. Colorado Intermediate Tax Free Fund therefore is susceptible to political, economic and regulatory factors affecting issuers of Colorado municipal obligations. The following information provides only a brief summary of the complex factors affecting the financial situation in Colorado. This information is derived from sources that are generally available to investors and is based in part on information obtained from various state and local agencies in Colorado. It should be noted that the creditworthiness of obligations issued by local Colorado issuers may be unrelated to the creditworthiness of obligations issued by the State of Colorado, and that there is no obligation on the part of Colorado to make payment on such local obligations in the event of default.

         COLORADO FISCAL CONDITION. The Colorado Constitution allocates to the General Assembly legislative responsibility for appropriating State moneys to pay the expenses of State government. The fiscal year of the State is the 12-month period commencing July 1 and ending June 30. During the fiscal year for which appropriations have been made, the General Assembly may increase or decrease appropriations through supplementary appropriations.

         State general fund tax collections for fiscal year 1993-94 increased 4.4% over fiscal year 1992-93 to reach $3,601.5 million. The current estimate for fiscal year 1994-95 is $3,753.2 million, or an increase of 4.2%. State cash funds, which consists of a variety of program revenues, totalled $1,630.0 million for fiscal year 1993-94, and are estimated to increase 4.7% for fiscal year 1994-95 to $1,707.3 million.

         The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. In addition, Article X, Section 20, of the State Constitution (see "-- Recently Adopted State Constitutional Amendment" below) limits increases in expenditures of state general funds and cash revenues from year to year to the sum of State inflation plus the percentage change in population (adjusted for revenue changes approved by voters). Expenditures in fiscal year 1994-95 are limited to an increase of no more than 7.1% over 1993-94 expenditures. (The 7.1% increase factor is equal to the sum of 1993 inflation, 4.2%, and population growth, 2.9%.) Based upon total general fund tax collections and state cash revenues for fiscal year 1993-94 of $5,231.5 million, expenditures for fiscal year 1994-95 will be limited to $5,602.9 million.

         RECENTLY ADOPTED STATE CONSTITUTIONAL AMENDMENT. On November 3, 1992, the voters of Colorado approved a constitutional amendment, known informally as "Amendment One," which adds a new Section 20 to Article X of the Colorado Constitution. Amendment One contains limitations on the ability of "Districts," which are defined as Colorado State and local governments, to increase taxes and issue debt obligations, as well as limitations on spending and revenue generation. The amendment does not apply to "Enterprises," which are defined as government-owned businesses that are authorized to issue their own revenue bonds and that receive under 10% of annual revenues in grants from all state and local governments combined.

         Amendment One limits the ability of Districts to increase taxes by providing that advance voter approval is required for "any new tax, tax rate increase, mill levy above that for the prior year, valuation for assessment ratio increase for a property class, or extension of an expiring tax, or a tax policy change directly causing a net tax revenue gain to any district." An additional limitation is placed on the maximum annual percentage increase in property tax revenue.

         Amendment One also imposes new limitations on government borrowing. The amendment provides that Districts must have advance voter approval for the "creation of any multiple-fiscal year direct or indirect district debt or other financial obligation whatsoever without adequate present cash reserves pledged irrevocably and held for payments in all future fiscal years," except for refinancing District bonded debt at a lower interest rate or adding new employees to existing District pension plans. Prior to the adoption of Amendment One, voter approval was generally required only for the creation of general obligation debt.

         Spending limitations applicable to the State and separately to local governments are also included in Amendment One. The amendment provides that the maximum annual percentage change in each local District's Fiscal Year Spending shall equal inflation in the prior calendar year plus annual local growth, adjusted for revenue changes approved by voters after 1991 and certain other allowed adjustments. "Fiscal Year Spending" is defined as all District expenditures and reserve increases except refunds made in the current or next fiscal year, gifts, federal funds, collections for another government, pension contributions by employees and pension fund earnings, reserve transfers or expenditures, damage awards and property sales. If revenue from sources not excluded from Fiscal Year Spending exceeds the spending limit for a fiscal year, Amendment One provides that the excess must be refunded in the next fiscal year unless voters approve a revenue change as an offset.

         Elections required under Amendment One are limited to the State general election (the first Tuesday after the first Monday in November in even numbered years), an election held on the first Tuesday in November in odd numbered years, or the regular biennial election of the local government.

         While it is too early to determine what impacts Amendment One will ultimately have on the financial operations of Colorado state and local governments, the new constraints on budgetary and debt management flexibility may create credit concerns. Furthermore, the language of Amendment One is not clear as to certain matters, including (a) whether property tax rates can be increased without voter approval to support outstanding or refunding general obligation bonds, (b) whether new lease rental bonds and certificates of participation constitute multiple-year financial obligations within the context of the amendment, and (c) the precise definition of exempt Enterprises. A number of Colorado courts have rendered decisions regarding various provisions of Amendment One since its passage. However, there are still many uncertainties as to the appropriate construction of certain provisions of Amendment One. In view of the fact that no appellate court has ruled on Amendment One comprehensively, there can still be no assurrance as to the appropriate construction of certain provisions of Amendment One.

         COLORADO ECONOMY. Since 1960, the Colorado economy has moved generally with the cycles of the national economy, while experiencing greater growth than the national economy during upturns and more gradual declines during downturns. During this period, structural changes have transformed both the United States and the State economies. At the national level, the number of basic industry jobs (mining, manufacturing and construction) declined substantially as a percentage of the total private industry work force -- 44.6% in 1960 to 23.6% in 1989, while at the State level, the number of basic industry jobs declined from 26.5% in 1960 to 18.4% in 1989. The difference in the rate of decline can be attributed to the State's industrial mix, which excludes many industries such as automobile, steel and textile manufacturing that experienced the steepest national declines.

         The sustained economic growth Colorado achieved during the 1960s and 1970s was curtailed by the national recession in 1974 and 1975, reflecting the State's general movement with the United States' economy. The recession produced marked declines in employment and income growth in the State, although at rates lower than the national economy.

         The Colorado economy rebounded strongly in the late 1970s. As a result of energy price increases in 1979 and 1980, job expansion in oil and mineral extraction industries accelerated. Expansion in the oil industry resulted in growth in related services and employment which stimulated, in part, substantial increases in nonresidential construction in the Denver metropolitan area.

         During the second half of 1985, the performance of Colorado's economy was adversely affected primarily because three sectors of the local economy suffered setbacks at the same time. First, the energy sector contracted during each of the preceding five years due, in part, to price decreases of imported oil resulting in less domestic oil production. Domestic exploration, and, in some cases, production, had become unprofitable. This trend was reflected in cutbacks in both oil and gas and mineral extraction industry employment. Second, a major high technology manufacturer (Storage Technology Corporation) laid off nearly 5,000 workers during 1984 and 1985. The high-technology industry generally declined due to overexpansion which produced keen price competition. Third, after years of healthy growth, excess supply in both residential and nonresidential construction sectors decreased employment in the construction sector. In the nonresidential sector, this over-building occurred partially as a result of the downturn in oil industry employment, which reduced demand for office space. In the residential sector, the excess supply of housing resulted from a sharp reduction in in-migration and over-building.

         The Colorado economy began to recover and showed positive signs of growth in 1987, which became more evident in the following years. More recently, the national recession and the restructuring of the defense industry have affected the State economy. However, at the end of 1993, the State economy appeared somewhat healthier than the national economy, based on a number of economic indicators. In 1993, 51,000 new non-agricultural wage and salary jobs were added to the economy, representing a job growth rate of 3.2%. This compares to a 1993 job growth rate of 1.6% nationally. Job growth is currently expected to reach 1.9% in 1994. Colorado's unemployment rate decreased from 5.9% in 1992 to 5.4% in 1993, and remains significantly below the 1993 national unemployment rate of 6.8%. The Colorado unemployment rate is expected to measure between 5.5% and 5.8% between 1994 and 1996.

         In 1993, Colorado had one of the fastest growing economies in the nation as measured by gains in personal income. Total personal income in 1994 is estimated by the State to be $81.4 billion, an increase of 6.2% compared to 1993. During 1993, total United States personal income was estimated to have increased 4.9%. Preliminary estimates for Colorado personal income predict an annual growth rate of approximately 6.6% for 1995.

         Total population in Colorado increased by 101,282 in 1993 over 1992, corresponding to a growth rate of 2.9%. This increase was the highest rate of population growth for the State in 11 years. The preliminary estimate for total population increase for 1994 is 2.8%. Inflation for 1993 measured 4.4%, versus 3.7% in 1992.

INSURANCE FOR MINNESOTA INSURED INTERMEDIATE TAX FREE FUND

         Minnesota Insured Fund is authorized to obtain Portfolio Insurance from insurers that have obtained a claims-paying ability of "AAA" (or a short-term rating of "SP-1") from Standard & Poor's or "Aaa" (or a short-term rating of "MIG-1") from Moody's or an equivalent rating from another nationally recognized statistical rating organization. Such insurers may include AMBAC Indemnity Corporation ("AMBAC"), Municipal Bond Investors Assurance Corporation ("MBIA"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance, Inc. ("FSA"), or other companies meeting the foregoing criteria.

         Any Portfolio Insurance policy obtained by Minnesota Insured Fund would be effective only so long as Minnesota Insured Fund is in existence, the insurer is still in business and the municipal obligations described in the policy continue to be held by Minnesota Insured Fund. In the event of a sale of any municipal obligation by Minnesota Insured Fund or payment thereof prior to maturity, a Portfolio Insurance policy would terminate as to such municipal obligation on the settlement date of the sale or the redemption date.

         Under a Portfolio Insurance policy, the insurer would unconditionally guarantee to Minnesota Insured Fund the timely payment of principal and interest on the municipal obligations as such payments become due but are not paid by the issuer, except that in the event of any acceleration of the due date of the principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed will be made in such amounts and at such times as payments of principal would have been due and there had not been any such acceleration. Such a policy would not insure against loss of any prepayment premium that may at any time be payable with respect to any municipal obligation. It also would not insure against loss relating to: (i) optional or mandatory redemptions (other than mandatory sinking fund redemptions); (ii) any payments to be made on an accelerated basis; (iii) payments of the purchase price of municipal obligations upon tender by an owner thereof; or (iv) any preference relating to (i) through (iii) above. It also would not insure against nonpayment of principal of or interest on the municipal obligations resulting from the insolvency, negligence or any other act or omission of the paying agent for the municipal obligations.

         AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets (unaudited) of approximately $2.060 billion and statutory capital (unaudited) of approximately $1.178 billion as of June 30, 1994. Statutory capital consists of AMBAC's statutory contingency reserve and policyholders' surplus. Copies of AMBAC's financial statements prepared in accordance with statutory accounting standards are available from AMBAC. The address of AMBAC's administrative offices is One State Street Plaza, 17th Floor, New York, New York 10004.

         MBIA is a limited liability corporation domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. As of June 30, 1994, MBIA had admitted assets of $3.3 billion (unaudited), total liabilities of $2.2 billion (unaudited) and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting principles prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

         FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of September 30, 1993, the total capital and surplus of FGIC was approximately $744.7 million. FGIC prepares financial statements on the basis of both statutory accounting principles and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to FGIC at 115 Broadway, New York, New York 10006, Attention:
Communications Department.

         FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed directly or through its subsidiaries to engage in financial guaranty insurance business in all 50 states, the District of Columbia, Puerto Rico and the United Kingdom. As of June 30, 1994 the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $475.8 million (unaudited) and $232.9 million (unaudited), and the total shareholders' equity and total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $530.0 million (unaudited) and $206.0 million (unaudited). The principal executive offices of FSA are located at 350 Park Avenue, New York, New York 10022.

         The information relating to AMBAC, MBIA, FGIC and FSA set forth above has been obtained from publicly available sources. No representation is made as to the accuracy or adequacy of such information.

CFTC INFORMATION

         The Commodity Futures Trading Commission (the "CFTC"), a federal agency, regulates trading activity pursuant to the Commodity Exchange Act, as amended. The CFTC requires the registration of "commodity pool operators," which are defined as any person engaged in a business which is of the nature of an investment trust, syndicate or a similar form of enterprise, and who, in connection therewith, solicits, accepts or receives from others funds, securities or property for the purpose of trading in any commodity for future delivery on or subject to the rules of any contract market. The CFTC has adopted Rule 4.5, which provides an exclusion from the definition of commodity pool operator for any registered investment company which (i) will use commodity futures or commodity options contracts solely for bona fide hedging purposes (provided, however, that in the alternative, with respect to each long position in a commodity future or commodity option contract, an investment company may meet certain other tests set forth in Rule 4.5); (ii) will not enter into commodity futures and commodity options contracts for which the aggregate initial margin and premiums exceed 5% of its assets; (iii) will not be marketed to the public as a commodity pool or as a vehicle for investing in commodity interests; (iv) will disclose to its investors the purposes of and limitations on its commodity interest trading; and (v) will submit to special calls of the CFTC for information. Any investment company desiring to claim this exclusion must file a notice of eligibility with both the CFTC and the National Futures Association. FAIF has made such notice filings with respect to those Funds which may invest in commodity futures or commodity options contracts.

                            INVESTMENT RESTRICTIONS

          In addition to the investment objectives and policies set forth in the Prospectuses and under the caption "Additional Information Concerning Fund Indvestment" above, each of the Funds is subject to the investment restrictions set forth below. The investment restrictions set forth in paragraphs 1 through 9 below are fundamental and cannot be changed with respect to a Fund without approval by the holders of a majority of the outstanding shares of that Fund as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), i.e., by the lesser of the vote of (a) 67% of the shares of the Fund present at a meeting where more than 50% of the outstanding shares are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund.

          None of the Funds will:

     1. Except for Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, and Colorado Intermediate Tax Free Fund (collectively, the "Tax Free Funds") and for Technology Fund, invest in any securities if, as a result, 25% or more of the value of its total assets would be invested in the securities of issuers conducting their principal business activities in any one industry. Neither Limited Term Tax Free Fund nor Intermediate Tax Free Fund will invest 25% or more of the value of its total assets in obligations of issuers located in the same state (for this purpose, the location of an "issuer" shall be deemed to be the location of the entity the revenues of which are the primary source of payment of the location of the project or facility which may be the subject of the obligation). None of the Tax Free Funds will invest 25% or more of the value of its total assets in revenue bonds or notes, payment for which comes from revenues from any one type of activity (for this purpose, the term "type of activity" shall include without limitation (i) sewage treatment and disposal; (ii) gas provision;
          (iii) electric power provision; (iv) water provision; (v) mass transportation systems; (vi) housing; (vii) hospitals; (viii) nursing homes; (ix) street development and repair; (x) toll roads; (xi) airport facilities; and (xii) educational facilities), except that, in circumstances in which other appropriate available investments may be in limited supply, such Funds may invest without limitation in gas provision, electric power provision, water provision, housing and hospital obligations. This restriction does not apply to general obligation bonds or notes or, in the case of Intermediate Tax Free Fund, to pollution control revenue bonds. However, in the case of the latter Fund, it it anticipated that normally (unless there are unusually favorable interest and market factors) less than 25% of such Fund's total assets will be invested in pollution control bonds. This restriction does not apply to securities of the United States Government or its agencies and instrumentalities or repurchase agreements relating thereto.

     2. Issue any senior securities (as defined in the 1940 Act), other than as set forth in restriction number 3 below and except to the extent that using options or purchasing securities on a when-issued basis may be deemed to constitute issuing a senior security.

     3. Borrow money, except from banks for temporary or emergency purposes. The amount of such borrowing may not exceed 10% of the borrowing Fund's total assets, except for Asset Allocation Fund, which may borrow in amounts not to exceed 33-1/3% of its total assets. None of the Funds will borrow money for leverage purposes. For the purpose of this investment restriction, the use of options and futures transactions and the purchase of securities on a when-issued or delayed-delivery basis shall not be deemed the borrowing of money. (As a non-fundamental policy, no Fund will make additional investments while its borrowings exceed 5% of total assets.)

     4. Mortgage, pledge or hypothecate its assets, except in an amount not exceeding 15% of the value of its total assets to secure temporary or emergency borrowing.

     5.   Make short sales of securities.

     6. Purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions and except, in the case of Emerging Growth Fund, Technology Fund, International Fund and Limited Volatility Stock Fund, as may be necessary to make margin payments in connection with foreign currency futures and other derivative transactions.

     7. Purchase or sell physical commodities (including, by way of example and not by way of limitation, grains, oilseeds, livestock, meat, food, fiber, metals, petroleum, petroleum-based products or natural gas) or futures or options contracts with respect to physical commodities. This restriction whall not restrict any Fund from purchasing or selling any financial contracts or instruments which may be deemed commodities (including, by way of example and not by way of limitation, options, futures and options on futures with respect, in each case, to interest rates, currencies, stock indices, bond indices or interest rate indices) or any security which is collateralized or otherwise backed by physical commodities.

     8. Purchase or sell real estate or real estate mortgage loans, except that the Funds may invest in securities secured by real estate or interest therein or issued by companies that invest in or hold real estate or interests therein, and except that Intermediate Government Bond Fund, Intermediate Tax Free Fund, Fixed Income Fund, Intermediate Term Income Fund, Limited Term Income Fund, Balanced Fund, Asset Allocation Fund, Mortgage Securities Fund, Minnesota Insured Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Emerging Growth Fund, Technology Fund, International Fund, and Limited Volatility Stock Fund may invest in mortgage-backed securities.

     9. Act as an underwriter of securities of other issuers, except to the extent a Fund may be deemed to be an underwriter, under Federal securities laws, in connection with the disposition of portfolio securities.

          The following restrictions are non-fundamental and may be changed by FAIF's Board of Directors without shareholder vote. None of the Funds will:

     10. Invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations.

     11. Invest in any securities, if as a result more than 5% of the value of its total assets is invested in the securities of any issuers which, with their predecessors, have a record of less than three years continuous operation. (Securities of any of such issuers will not be deemed to fall within this limitation if they are guraranteed by an entity which has bee in continuous operation for more than three years.)

     12.  Invest for the purpose of exercising control or management.

     13. Purchase or sell real estate limited partnership interests, or oil, gas or other mineral leases, rights or royalty contracts, except that the Funds may purchase or sell securities of companies which invest in or hold the foregoing.

     14. Purchase securities of any other registered investment company (as defined in the 1940 Act), except, subject to 1940 Act limitations, (a) the Tax Free Funds may purchase shares of open-end investment companies investing primarily in municipal obligations with remaining maturities of 13 months or less; (b) International Fund may purchase shares of open-end investment companies which invest in permitted investments for such Fund; (c) each of Stock Fund, Equity Index Fund, Balanced Fund, Limited Volatility Stock Fund, Asset Allocation Fund, Equity Income Fund, Diversified Growth Fund, Emerging Growth Fund, Regional Equity Fund, Special Equity Fund, Technology Fund, and International Fund may, as part of its investment in cash items, invest in securities of other mutual funds which invest primarily in debt obligations with remaining maturities of 13 months or less; and
          (d) all Funds may purchase securities as part of a merger, consolidation, reorganization or acquisition of assets. Further, so long as its shares are registered for sale in the state of California, Intermediate Tax Free Fund will invest in securities of other open-end investment companies primarily for the purpose of investing short-term cash on a temporary basis; in addition, the Fund will waive its advisory fee on any portion of its assets invested in other open-end investment companies.

     15. Lend any of their assets, except portfolio securities representing up to one-third of the value of their total assets.

     16. Invest in foreign securities, except that (a) Limited Term Income Fund, Intermediate Term Income Fund, and Fixed Income Fund each may invest up to 15% of its total assets in foreign securities payable in United States Dollars; (b) Stock Fund, Balanced Fund, Limited Volatility Stock Fund, Equity Income Fund, Diversified Growth Fund, Emerging Growth Fund, Special Equity Fund, and Technology Fund each may invest may invest up to 25% of its total assets in securities of foreign issuers which are either listed on a United States stock exchange or represented by American Depositary Receipts; and (c) International Fund may invest in foreign securities without limitation.

     17. Except for International Fund, invest in warrants; provided, that the other Funds except for the Tax Free Funds may invest in warrants in an amount not exceeding 5% of a Fund's net assets. No more than 2% of this 5% may be warrants which are not listed on the New York Stock Exchange.

         For determining compliance with its investment restriction relating to industry concentration, each Fund classifies asset-backed securities in its portfolio in separate industries based upon a combination of the industry of the issuer or sponsor and the type of collateral. The industry of the issuer or sponsor and the type of collateral will be determined by the Adviser. For example, an asset-backed security known as "Money Store 94D A2" would be classified as follows: the issuer or sponsor of the security is The Money Store, a personal finance company, and the collateral underlying the security is automobile receivables. Therefore, the industry classification would be Personal Finance Companies -- Automobile. Similarly, an asset-backed security known as "Midlantic Automobile Grantor Trust 1992-1 B" would be classified as follows: the issuer or sponsor of the security is Midlantic National Bank, a banking organization, and the collateral underlying the security is automobile receivables. Therefore, the industry classification would be Banks -- Automobile. Thus, an issuer or sponsor may be included in more than one "industry" classification, as may a particular type of collateral.

                        DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of FAIF are listed below, together with their business addresses and their principal occupations during the past five years. Mr. Eastman and Mr. Kedrowski are "interested directors" (as that term is defined in the 1940 Act) of FAIF.

DIRECTORS

         Robert J. Dayton, 5140 Norwest Center, Minneapolis, Minnesota 55402:
Director of FAIF since September 1994 and of First American Funds, Inc. ("FAF") since December 1994; Chairman (1989-1993) and Chief Executive Officer (1993-present), Okabena Company (private family investment office).

         Welles B. Eastman, 998 Shady Lane, Wayzata, Minnesota 55391: Director of FAF since January 1990 and of FAIF since April 1991; Chairman of the Board of Directors of Annandale State Bank, Annandale, Minnesota; Vice President of the Adviser from 1968 and Vice President of the Institutional Trust Group of First Trust National Association from 1986 until his retirement in December 1988 from such positions.

         Irving D. Fish, Fallon McElligott, Inc., 901 Marquette, Suite 3200, Minneapolis, Minnesota 55402: Director of FAF since 1984 and of FAIF since April 1991; Partner and Chief Financial Officer of Fallon McElligott, Inc., a Minneapolis-based advertising agency.

         Leonard W. Kedrowski, 16 Dellwood Avenue, Dellwood, Minnesota 55110:
Director of FAIF and FAF since November 1993; Vice President, Chief Financial Officer, Treasurer, Secretary and Director of Anderson Corporation from 1983 to October 1992.

         Joseph D. Strauss, 8617 Edenbrook Crossing, # 443, Brooklyn Park, Minnesota 55443: Director of FAF since 1984 and of FAIF since April 1991; Chairman of FAF's and FAIF's Boards since 1992; President of FAF and FAIF from June 1989 to November 1989; Owner and President, Strauss Management Company, since 1993; Owner and President, Community Resource Partnerships, Inc. since 1992; attorney-at-law.

         Virginia L. Stringer, 712 Linwood Avenue, St. Paul, Minnesota 55105:
Director of FAIF since August 1987 and of FAF since April 1991; Management Consultant; former President and Director of The Inventure Group, Inc., a management consulting and training company, since August 1991; President of Scott's Consulting, Inc., a management consulting company, from 1989 to 1991; President of Scott's, Inc., a transportation company, from 1989 to 1990; Vice President of Human Resources of The Pillsbury Company, a food manufacturing company, from 1981 to 1989.

         Gae B. Veit, P.O. Box 6, Loretto, Minnesota 55357: Director of FAIF and FAF since December 7, 1993; owner and CEO of Shingobee Builders, Inc., a general contractor.

EXECUTIVE OFFICERS

         David Lee, SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania 19087: President of FAIF and FAF since April 1994; Senior Vice President and Assistant Secretary of FAF and FAIF beginning June 1, 1993; Senior Vice President of SEI Financial Services Company (the "Distributor") since 1991; President, GW Sierra Trust Funds prior to 1991.

         Carmen V. Romeo, SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania 19087: Treasurer and Assistant Secretary of FAIF and FAF beginning November 1992; Director, Executive Vice President, Chief Financial Officer and Treasurer of SEI Corporation ("SEI"), SEI Financial Management Corporation (the "Administrator") and the Distributor since 1981.

         Kevin P. Robins, SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania 19087: Vice President and Assistant Secretary of FAIF and FAF since April 1994; Vice President, Assistant Secretary and General Counsel of the Administrator and the Distributor.

         Kathryn Stanton, SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania 19087: Vice President and Assistant Secretary of FAIF and FAF since April 1994; Vice President and Assistant Secretary of the Administrator and the Distributor since April 1994; Associate, Morgan, Lewis & Bockius, from 1989 to 1994.

         Sandra K. Orlow, SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania 19087: Vice President and Assistant Secretary of FAIF and FAF since 1992; Vice President and Assistant Secretary of SEI, the Administrator and the Distributor since 1983.

         Robert B. Carroll, SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania 19087: Vice President and Assistant Secretary of FAIF and FAF since September 1994; Vice President and Assistant Secretary of SEI, the Administrator and the Distributor since 1994; Division of Investment Management, United States Securities and Exchange Commission, from 1990 to 1994; Associate, McGuire, Woods, Brattle & Boothe, before 1990.

         Jean Young, SEI Corporation, 680 East Swedesford Road, Wayne, Pennsylvania 19087: Controller of FAIF and FAF since June 1994; Director of Domestic Funds Accounting of the Administrator since 1993; Senior Audit Manager, Ernst & Young, prior to 1993.

         Michael J. Radmer, 220 South Sixth Street, Minneapolis, Minnesota 55402: Secretary of FAIF since April 1991 and of FAF since 1981; Partner, Dorsey & Whitney P.L.L.P., a Minneapolis-based law firm and general counsel of FAIF and FAF.

COMPENSATION

         The First American Family of Funds, which includes FAIF and FAF, currently pays only to directors of the funds who are not paid employees or affiliates of the funds a fee of $8,400 per year plus $1,400 ($2,800 in the case of the Chairman) per meeting of the Board attended and $400 per committee meeting attended and reimburses travel expenses of directors and officers to attend Board meetings. Legal fees and expenses are also paid to Dorsey & Whitney P.L.L.P., the law firm of which Michael J. Radmer, secretary of FAIF and FAF, is a partner.

                     INVESTMENT ADVISORY AND OTHER SERVICES

INVESTMENT ADVISORY AGREEMENT

         First Bank National Association (the "Adviser"), 601 Second Avenue South, Minneapolis, Minnesota 55480, serves as the investment adviser and manager of the Funds. The Adviser is a national banking association that has professionally managed accounts for individuals, insurance companies, foundations, commingled accounts, trust funds, and others for over 75 years. The Adviser is a subsidiary of First Bank System, Inc. ("FBS"), 601 Second Avenue South, Minneapolis, Minnesota 55480, which is a regional bank holding company headquartered in Minneapolis, Minnesota. FBS is comprised of 9 banks and several trust and nonbank subsidiaries, with 220 offices primarily in Minnesota, Colorado, Illinois, Montana, North Dakota, South Dakota and Wisconsin. Through its subsidiaries, FBS provides commercial and agricultural finance, consumer banking, trust, capital markets, cash management, investment management, data processing, leasing, mortgage banking and brokerage services.

         Pursuant to an Investment Advisory Agreement dated April 2, 1991 (the "Advisory Agreement"), the Funds engage the Adviser to act as investment adviser for and to manage the investment of the assets of the Funds. Each Fund other than International Fund pays the Adviser monthly fees calculated on an annual basis equal to 0.70% of of its average daily net assets. International Fund pays the Adviser monthly fees calculated on an annual basis equal to 1.25% of of its average daily net assets.

         Prior to August 1994, the Advisory Agreement provided for Intermediate Government Bond Fund, Intermediate Tax Free Fund and Fixed Income Fund to pay an advisory fee calculated on an annual basis as a percentage of average daily net assets of 0.50% on the first $100 million of net assets, 0.40% on the next $150 million of net assets and 0.30% on net assets of over $250 million, and for Stock Fund and Special Equity Fund to pay an advisory fee calculated on such basis of 0.70% on the first $100 of net assets, 0.60% on the next $150 million of net assets, 0.50% on the next $250 million of net assets and 0.40% on net assets of over $500 million. Prior to March 28, 1994, Diversified Growth Fund, Equity Income Fund and Limited Term Tax Free Income Fund were advised by Boulevard Bank National Association pursuant to an investment advisory agreement which provided for such Funds to pay annual advisory fees equal to 0.75%, 0.75% and 0.70% of their respective average daily net assets.

         The Advisory Agreement requires the Adviser to provide FAIF with all necessary office space, personnel and facilities necessary and incident to the Adviser's performance of its services thereunder. The Adviser is responsible for the payment of all compensation to personnel of FAIF and the officers and directors of FAIF, if any, who are affiliated with the Adviser or any of its affiliates. The Advisory Agreement provides that each Fund will be reimbursed by the Adviser, in an amount not in excess of the advisory fees payable by such Fund, for excess fund expenses as may be required by the laws of certain states in which the Fund's shares may be offered for sale. As of the date of this Statement of Additional Information, the most restrictive state limitation in effect requires that "aggregate annual expenses" (which include the investment advisory fee and other operating expenses but exclude interest, taxes, brokerage commissions, Rule 12b-1 fees and certain other expenses) shall not exceed 2-1/2% of the first $30 million of average net assets, 2% of the next $70 million of average net assets and 1-1/2% of the remaining average net assets of a Fund for any fiscal year.

         In addition to the investment advisory fee, each Fund pays all its expenses that are not expressly assumed by the Adviser or any other organization with which the Fund may enter into an agreement for the performance of services. Each Fund is liable for such nonrecurring expenses as may arise, including litigation to which the Fund may be a party, and it may have an obligation to indemnify its directors and officers with respect to such litigation.

         For the fiscal year ended September 30, 1992, the Adviser waived all of its advisory fees with respect to all of the Funds in operation during such year. The following table sets forth total advisory fees before waivers and after waivers for each of the Funds for the fiscal years ended September 30, 1993 (for all Funds other than Equity Income Fund, Diversified Growth Fund and Limited Term Income Fund, whose first fiscal year ended November 30, 1993, and subsequently changed to September 30) and September 30, 1994:


                                                YEAR ENDED                                 YEAR ENDED
                                             SEPTEMBER 30, 1993                       SEPTEMBER 30, 1994
                                     ADVISORY FEE          ADVISORY FEE        ADVISORY FEE          ADVISORY FEE
                                    BEFORE WAIVERS         AFTER WAIVERS      BEFORE WAIVERS         AFTER WAIVERS
Stock Fund......................       $616,128              $378,696           $925,957               $629,919
Equity Index Fund...............        670,126                35,467          1,076,404                108,274
Balanced Fund...................        470,319               285,727            888,066                559,105
Limited Volatility Stock
     Fund.......................              *                     *                  *                      *
Asset Allocation Fund...........        304,187               185,599            374,173                214,891
Equity Income Fund..............        180,729                60,243            141,151                 44,517
Diversified Growth Fund.........        205,299               100,976            169,473                 72,518
Emerging Growth Fund............              *                     *             13,599                  4,028
Regional Equity Fund............        250,580               165,919            579,368                398,939
Special Equity Fund.............        380,240               247,718            737,795                515,305
Technology Fund.................              *                     *             11,299                  4,118
International Fund..............              *                     *            187,599                147,778
Limited Term Income
     Fund.......................        697,257               292,743            673,117                303,024
Intermediate Term Income
     Fund.......................        321,613               170,703            444,603                193,338
Fixed Income Fund...............        188,427               123,243            338,471                201,828
Intermediate Government
     Bond Fund..................          9,422               (8,730)             36,960                (3,017)
Mortgage Securities Fund........        135,635                63,451            224,720                 91,015
Limited Term Tax Free
     Income Fund................         83,941                 7,250            106,568                 15,665
Intermediate Tax Free
     Fund.......................          8,249              (10,393)             19,253                (5,438)
Minnesota Insured Inter-
     mediate Tax Free Fund......              *                     *             42,710                 17,871
Colorado Intermediate Tax
     Free Fund..................              *                     *              6,400                  4,762


*    Fund was not in operation during this fiscal year.

SUB-ADVISORY AGREEMENT FOR INTERNATIONAL FUND

         Marvin & Palmer Associates, Inc., 1201 North Market Street, Suite 2300, Wilmington, Delaware 19801, is Sub-Adviser for International Fund under an agreement with the Adviser (the "Sub-Advisory Agreement"). The Sub-Adviser, a privately-held company, was founded in 1986 by David F. Marvin and Stanley Palmer. The Sub-Adviser is engaged in the management of global, non-United States and emerging markets equity portfolios for institutional accounts. Although the Sub-Adviser has not previously acted as adviser or sub-adviser to a registered investment company, at September 30, 1994, the Sub-Adviser managed a total of $2.8 billion in investments for 47 institutional investors. Pursuant to the Sub-Advisory Agreement, the Sub-Adviser is responsible for the investment and reinvestment of International Fund's assets and the placement of brokerage transactions in connection therewith. Under the Sub-Advisory Agreement, the Sub-Adviser is required, among other things, to report to the Adviser or the Board regularly at such times and in such detail as the Adviser or the Board may from time to time request in order to permit the Adviser and the Board to determine the adherence of International Fund to its investment objectives, policies and restrictions. The Sub-Advisory Agreement also requires the Sub-Adviser to provide all office space, personnel and facilities necessary and incident to the Sub-Adviser's performance of its services under the Sub-Advisory Agreement. The Sub-Adviser also acts as sub-adviser to First Union Emerging Markets Growth Equity Fund and Conestoga International Equity Fund.

         For its services under the Sub-Advisory Agreement, the Sub-Adviser is paid a monthly fee by the Adviser calculated on an annual basis equal to 0.75% of the first $100 million of International Fund's average daily net asets, 0.70% of the second $100 million of International Fund's average daily net assets, 0.65% of the third $100 million of International Fund's average daily net assets, and 0.60% of International Fund's average daily net assets in excess of $300 million.

ADMINISTRATION AGREEMENT

         SEI Financial Management Corporation (the "Administrator") serves as administrator for the Funds pursuant to an Administration Agreement between it and the Funds. The Administrator is a wholly-owned subsidiary of SEI Corporation, which also owns the Funds' distributor. See "-- Distributor and Distribution Plans" below. Under the Administration Agreement, the Administrator provides administrative personnel and services to the Funds for a fee as described in the Funds' Prospectuses. These services include, among others, regulatory reporting, fund and portfolio accounting, shareholder reporting services, and compliance monitering services. Prior to June 10, 1994, Federated Administrative Services served as administrator for Diversified Growth Fund, Equity Income Fund and Limited Term Tax Free Income Fund.

         The following table sets forth total administrative fees, after waivers, paid by each of the Funds for the fiscal years ended September 30, 1993 (for all Funds other than Equity Income Fund, Diversified Growth Fund and Limited Term Income Fund, whose first fiscal year ended November 30, 1993, and subsequently changed to September 30) and September 30, 1994:

                                                YEAR ENDED                                YEAR ENDED
                                            SEPTEMBER 30, 1993                        SEPTEMBER 30, 1994
Stock Fund................................        $178,934                                 $251,561
Equity Index Fund.........................         191,465                                  268,851
Balanced Fund.............................         134,377                                  237,891
Limited Volatility Stock
     Fund.................................               *                                        *
Asset Allocation Fund.....................          86,911                                   96,642
Equity Income Fund........................          20,937                                    9,212
Diversified Growth Fund...................          22,788                                    2,204
Emerging Growth Fund......................               *                                  (3,515)
Regional Equity Fund......................          71,594                                  154,447
Special Equity Fund.......................         108,640                                  198,455
Technology Fund...........................               *                                  (5,962)
International Fund........................               *                                   26,814
Limited Term Income
     Fund.................................         199,216                                  175,230
Intermediate Term Income
     Fund.................................          91,889                                  114,428
Fixed Income Fund.........................          75,371                                  110,363
Intermediate Government
     Bond Fund............................           3,769                                   11,943
Mortgage Securities Fund..................          38,753                                   57,775
Limited Term Tax Free
     Income Fund..........................           1,260                                    7,438
Intermediate Tax Free
     Fund.................................           3,300                                    9,527
Minnesota Insured Inter-
     mediate Tax Free Fund................               *                                  (2,482)
Colorado Intermediate Tax
     Free Fund............................               *                                 (11,236)


*    Fund was not in operation during this fiscal year.

DISTRIBUTOR AND DISTRIBUTION PLANS

         SEI Financial Services Company (the "Distributor") serves as the distributor for the Class A, Class B and Class C Shares of each Fund. The Administrator is a wholly-owned subsidiary of SEI Corporation, which also owns the Funds' Administrator. See "-- Administration Agreement" above.

         The Distributor serves as distributor for the Class A and Class C Shares pursuant to a Distribution Agreement dated February 10, 1994 (the "Class A/Class C Distribution Agreement") between itself and the Funds, and as distributor for the Class B Shares pursuant to a Distribution and Service Agreement dated August 1, 1994, as amended September 14, 1994 (the "Class B Distribution and Service Agreement") between itself and the Funds. These agreements are referred to collectively as the "Distribution Agreements."

         Under the Distribution Agreements, the Distributor has agreed to perform all distribution services and functions of the Funds to the extent such services and functions are not provided to the Funds pursuant to another agreement. The Distribution Agreements provide that shares of the Funds are distributed through the Distributor and, with respect to Class A and Class B Shares, through securities firms, financial institutions (including, without limitation, banks) and other industry professionals (the "Participating Institutions") which enter into sales agreements with the Distributor to perform share distribution or shareholder support services.

         The Distributor receives no compensation for distribution of the Class C Shares. With respect to the Class A Shares, the Distributor receives all of the front-end sales charges paid upon purchase of the Funds' shares except for a portion (as disclosed in the Prospectuses) which may be re-allowed to Participating Institutions. The Distributor also receives any contingent deferred sales charges paid with respect so sales of Class A Shares with respect to which front-end sales charges were waived, as described in the Prospectuses. The Class A Shares of each Fund also pay a distribution fee to the Distributor monthly at the annual rate of 0.25% of each Fund's Class A average daily net assets, which fee may be used by the Distributor to provide compensation for sales support and distribution activities with respect to the Class A Shares.

         The Class B Shares of each Fund pay to the Distributor a sales support fee at an annual rate of 0.75% of the average daily net assets of the Class B Shares of such Fund, which fee may be used by the Distributor to provide compensation for sales support and distribution activities with respect to the Class B Shares. This fee is calculated and paid each month based on average daily net assets of Class B of each Fund for that month. In addition to this fee, the Distributor is paid a shareholder servicing fee at an annual rate of 0.25% of the average daily net assets of each Fund's Class B Shares pursuant to a service plan (the "Class B Service Plan"), which fee may be used by the Distributor to provide compensation for personal, ongoing service and/or maintenance of shareholder accounts with respect to the Class B Shares of a Fund. Although Class B Shares are sold without a front-end sales charge, the Distributor pays a total of 4.25% of the amount invested (including a pre-paid service fee of 0.25% of the amount invested) to dealers who sell Class B Shares (excluding exchanges from other Class B Shares in the First American family). The servicing fee payable under the Class B Service Plan is prepaid as described above.

         The Distribution Agreements provide that they will continue in effect for a period of more than one year from the date of their execution only so long as such continuance is specifically approved at least annually by the vote of a majority of the Board members of FAIF and by the vote of the majority of those Board members of FAIF who are not interested persons of FAIF and who have no direct or indirect financial interest in the operation of FAIF's Rule 12b-1 Plans of Distribution or in any agreement related to such Plans.

         FAIF has adopted Plans of Distribution with respect to the Class A and Class B Shares of the Funds, respectively, pursuant to Rule 12b-1 under the 1940 Act (collectively, the "Plans"). Rule 12b-1 provides in substance that a mutual fund may not engage directly or indirectly in financing any activity which is primarily intended to result in the sale of shares, except pursuant to a plan adopted under the Rule. The Plans authorize the Distributor to retain the sales charges paid upon purchase of Class A and Class B Shares. Each of the Plans is a "compensation-type" plan under which the Distributor is entitled to receive the distribution fee regardless of whether its actual distribution expenses are more or less than the amount of the fee. The Class B Plan authorizes the Distributor to retain the contingent deferred sales charge applied on redemptions of Class B Shares, except that portion which is reallowed to Participating Institutions. The Plans recognize that the Distributor, any Participating Institution, the Administrator, and the Adviser, in their discretion, may from time to time use their own assets to pay for certain additional costs of distributing Class A and Class B Shares. Any such arrangements to pay such additional costs may be commenced or discontinued by the Distributor, any Participating Institution, the Administrator, or the Adviser at any time.

         The following table sets forth (1) the total distribution fees, after waivers, paid by each of the Funds for the fiscal years ended September 30, 1992, September 30, 1993 (for all Funds other than Equity Income Fund, Diversified Growth Fund and Limited Term Income Fund, whose first fiscal year ended November 30, 1993, and subsequently changed to September 30) and September 30, 1994, with respect to the Class A Shares of the Funds, and (2) the total distribution fees, after waivers, paid by each of the Funds for the fiscal year ended September 30, 1994, with respect to the Class B Shares of the Funds. As noted above, no distribution fees are paid with respect to Class C Shares of the Funds.

                                       YEAR ENDED            YEAR ENDED                     YEAR ENDED
                                     SEPT. 30, 1992        SEPT. 30, 1993                 SEPT. 30, 1994

                                     CLASS A SHARES        CLASS A SHARES       CLASS A SHARES      CLASS B SHARES
Stock Fund............................     $5,746                  $0                 $4,910               $204
Equity Index Fund.....................          *                   0                    466                 13
Balanced Fund.........................          *                   0                  8,099                140
Limited Volatility Stock
     Fund.............................          *                   *                      *                  *
Asset Allocation Fund.................          *                   0                    470                  9
Equity Income Fund....................          *                   0                      0                  1
Diversified Growth Fund...............          *                   0                      0                 11
Emerging Growth Fund..................          *                   *                      0                 16
Regional Equity Fund..................          *                   0                  5,763                 81
Special Equity Fund...................      6,667                   0                  4,077                177
Technology Fund.......................          *                   *                      0                  2
International Fund....................          *                   *                      0                 16
Limited Term Income
     Fund.............................          *                   0                      0                  1
Intermediate Term Income
     Fund.............................          *                   0                      0                  *
Fixed Income Fund.....................     11,856                   0                      0                 59
Intermediate Government
     Bond Fund........................      1,820                   0                      0                  *
Mortgage Securities Fund..............          *                   0                      0                  *
Limited Term Tax Free
     Income Fund......................          *                   0                      0                  *
Intermediate Tax Free
     Fund.............................      1,210                   0                      0                  *
Minnesota Insured Inter-
     mediate Tax Free Fund............          *                   *                      0                  *
Colorado Intermediate Tax
     Free Fund........................          *                   *                      0                  *


*     Fund was not in operation during this fiscal year.

         The amounts for the fiscal year ended September 30, 1992 were paid to banks and savings and loan associations. For the fiscal year ended September 30, 1992, the prior distributor for the Funds received $17,119 in sales charges. For the fiscal years ended September 30, 1993, and September 30, 1994, the Distributor received $135,334 and $701,251, respectively, in sales charges.

CUSTODIAN; TRANSFER AGENT; COUNSEL; ACCOUNTANTS

         The custodian of the Funds' assets is First Trust National Association (the "Custodian"), First Trust Center, 180 East Fifth Street, St. Paul, Minnesota 55101. The Custodian is a subsidiary of First Bank System, Inc., which also owns the Adviser.

         The Custodian takes no part in determining the investment policies of the Funds or in deciding which securities are purchased or sold by the Funds. All of the instruments representing the investments of the Funds and all cash is held by the Custodian or, as described in the Prospectuses for International Fund, by a sub-custodian with respect to such Fund. The Custodian or such sub-custodian delivers securities against payment upon sale and pays for securities against delivery upon purchase. The Custodian also remits Fund assets in payment of Fund expenses, pursuant to instructions of FAIF's officers or resolutions of the Board of Directors.

         As compensation for its services to Stock Fund, Equity Index Fund, Balanced Fund, Asset Allocation Fund, Regional Equity Fund, Special Equity Fund, Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund, Intermediate Government Bond Fund and Mortgage Securities Fund, the Custodian is paid the following fees: (a) an annual administration fee of $750 per Fund; (b) an issue held fee, computed as of the end of each month, at the annual rate of $30 per securities issue held by each Fund; (c) transaction fees, consisting of
(i) a securities buy/sell/maturity fee of $15 per each such transaction, and
(ii) a payment received fee of $12 for each principal pay down payment received on collateralized mortgage pass-through instruments; (d) a wire transfer fee of $10 per transaction; (e) a cash management fee, for "sweeping" cash into overnight investments, at an annual rate of 0.25% of the amounts so invested; and (f) a remittance fee, for payment of each Fund's expenses, of $3.50 per each check drawn for such remittances. With respect to the remaining Funds, the Custodian is paid a monthly fee calculated on an annual basis equal to 0.03% (0.25% in the case of International Fund) of such Fund's average daily net assets. Sub-custodian fees with respect to International Fund are paid by the Custodian out of its fees from such Fund. In addition, the Custodian is reimbursed for its out-of-pocket expenses incurred while providing its services to the Funds. The Custodian continues to serve so long as its appointment is approved at least annually by the Board of Directors including a majority of the directors who are not interested persons (as defined under the 1940 Act) of FAIF.

         Supervised Service Company, Inc., 811 Main Street, Kansas City, Missouri 64105, is transfer agent and dividend disbursing agent for the shares of the Funds.

         Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402, is independent General Counsel for the Funds.

         KPMG Peat Marwick LLP, 90 South Seventh Street, Minneapolis, Minnesota 55402, acts as the Funds' independent auditors, providing audit services including audits of the annual financial statements and assistance and consultation in connection with SEC filings.


               PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

         Decisions with respect to placement of the Funds' portfolio transactions are made by the Adviser or, in the case of International Fund, the Sub-Adviser. The Funds' policy is to seek to place portfolio transactions with brokers or dealers who will execute transactions as efficiently as possible and at the most favorable price. The Adviser or Sub-Adviser may, however, select a broker or dealer to effect a particular transaction without communicating with all brokers or dealers who might be able to effect such transaction because of the volatility of the market and the desire of the Adviser or Sub-Adviser to accept a particular price for a security because the price offered by the broker or dealer meets guidelines for profit, yield or both. Many of the portfolio transactions involve payment of a brokerage commission by the appropriate Fund. In some cases, transactions are with dealers or issuers who act as principal for their own accounts and not as brokers. Transactions effected on a principal basis are made without the payment of brokerage commissions but at net prices, which usually include a spread or markup. In effecting transactions in over-the-counter securities, the Funds deal with market makers unless it appears that better price and execution are available elsewhere.

         While the Adviser does not deem it practicable and in the Funds' best interest to solicit competitive bids for commission rates on each transaction, consideration will regularly be given by the Adviser to posted commission rates as well as to other information concerning the level of commissions charged on comparable transactions by other qualified brokers. The following table sets forth the aggregate brokerage commissions paid by each of the Funds during the fiscal years ended September 30, 1992, September 30, 1993 (for all Funds other than Equity Income Fund, Diversified Growth Fund and Limited Term Income Fund, whose first fiscal year ended November 30, 1993, and subsequently changed to September 30) and September 30, 1994:

                                         YEAR ENDED                 YEAR ENDED                YEAR ENDED
                                       SEPT. 30, 1992             SEPT. 30, 1993            SEPT, 30, 1994
Stock Fund............................       $4,729                   $161,188                   $261,742
Equity Index Fund.....................            *                     55,884                     69,675
Balanced Fund.........................            *                     71,478                    118,715
Limited Volatility Stock
     Fund.............................            *                          *                          *
Asset Allocation Fund.................            *                     26,046                     27,388
Equity Income Fund....................            *                                                34,709
Diversified Growth Fund...............            *                                                67,325
Emerging Growth Fund..................            *                          *                      3,563
Regional Equity Fund..................            *                     18,744                     69,403
Special Equity Fund...................        5,989                    267,314                    438,181
Technology Fund.......................            *                          *                      5,791
International Fund....................            *                          *                    190,085
Limited Term Income
     Fund.............................            *                          0                          0
Intermediate Term Income
     Fund.............................            *                          0                          0
Fixed Income Fund.....................            0                          0                          0
Intermediate Government
     Bond Fund........................            0                          0                          0
Mortgage Securities Fund..............            *                          0                          0
Limited Term Tax Free
     Income Fund......................            *                                                     0
Intermediate Tax Free
     Fund.............................            0                        100                          0
Minnesota Insured Inter-
     mediate Tax Free Fund............            *                          *                          0
Colorado Intermediate Tax
     Free Fund........................            *                          *                          0


*     Fund was not in operation during this fiscal year.

         It is expected that International Fund will purchase most foreign equity securities in the over-the-counter markets or stock exchanges located in the countries in which the respective principal offices of the issuers of the various securities are located if that is the best available market. The fixed commissions paid in connection with most such foreign stock transactions generally are higher than negotiated commissions on United States transactions. There generally is less governmental supervision and regulation of foreign stock exchanges than in the United States. Foreign securities settlements may in some instances be subject to delays and related administrative uncertainties.

         Foreign equity securities may be held in the form of American Depotitary Receipts, or ADRs, European Depositary Receipts, or EDRs, or securities convertible into foreign equity securities. ADRs and EDRs may be listed on stock exchanges or traded in the over-the-counter markets in the United States or overseas. The foreign and domestic debt securities and money market instruments in which the Funds may invest are generaly traded in the over-the-counter markets.

         Subject to the policy of seeking favorable price and execution for the transaction size and risk involved, in selecting brokers and dealers other than the Distributor and determining commissions paid to them, the Adviser and, in the case of International Fund, the Sub-Adviser may consider ability to provide supplemental performance, statistical and other research information as well as computer hardware and software for research purpose for consideration, analysis and evaluation by the staff of the Adviser or Sub-Adviser. In accordance with this policy, the Funds do not execute brokerage transactions solely on the basis of the lowest commission rateavailable for a particular transaction. Subject to the requirements of favorable price and efficient execution, placement of orders by securities firms for the purchase of shares of the Funds may be taken into account as a factor in the allocation of portfolio transactions.

         Research services that may be received by the Adviser or Sub-Adviser would include advice, both directly and in writing, as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities, as well as analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts. The research services may allow the Adviser or Sub-Adviser to supplement its own investment research activities and enable the Adviser or Sub-Adviser to obtain the views and information of individuals and research staffs of many different securities firms prior to making investment decisions for the Funds. To the extent portfolio transactions are effected with brokers and dealers who furnish research services, the Adviser or Sub-Adviser would receive a benefit, which is not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Funds from these transactions. Research services furnished by brokers and dealers used by the Funds for portfolio transactions may be utilized by the Adviser or Sub-Adviser in connection with investment services for other accounts and, likewise, research services provided by brokers and dealers used for transactions of other accounts may be utilized by the Adviser or Sub-Adviser in performing services for the Funds. The Adviser and Sub-Adviser determine the reasonableness of the commissions paid in relation to their view of the value of the brokerage and research services provided, considered in terms of the particular transactions and their overall responsibilities with respect to all accounts as to which they exercise investment discretion.

         The Adviser and Sub-Adviser have not entered into any formal or informal agreements with any broker or dealer, and do not maintain any "formula" that must be followed in connection with the placement of Fund portfolio transactions in exchange for research services provided to the Adviser or Sub-Adviser, except as noted below. The Adviser and Sub-Adviser may, from time to time, maintain an informal list of brokers and dealers that will be used as a general guide in the placement of Fund business in order to encourage certain brokers and dealers to provide the Adviser and Sub-Adviser with research services, which the Adviser or Sub-Adviser anticipates will be useful to it. Any list, if maintained, would be merely a general guide, which would be used only after the primary criteria for the selection of brokers and dealers (discussed above) had been met, and, accordingly, substantial deviations from the list could occur. The Adviser or Sub-Adviser would authorize the Funds to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker or dealer would have charged only if the Adviser or Sub-Adviser determined in good faith that the amount of such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser or Sub-Adviser with respect to the Funds.

         The Funds do not effect any brokerage transactions in their portfolio securities with any broker or dealer affiliated directly or indirectly with the Adviser or the Distributor unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith, and the selection of the affiliated broker or dealer effecting such transactions are not unfair or unreasonable to the shareholders of the Funds, as determined by the Board of Directors. Any transactions with an affiliated broker or dealer must be on terms that are both at least as favorable to the Funds as the Funds can obtain elsewhere and at least as favorable as such affiliated broker or dealer normally gives to others.

         When two or more clients of the Adviser or Sub-Adviser are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with a formula considered by the Adviser or Sub-Adviser to be equitable to each client. In some cases, this system could have a detrimental effect on the price or volume of the security as far as each client is concerned. In other cases, however, the ability of the clients to participate in volume transactions may produce better executions for each client.

                                 CAPITAL STOCK

         As of October 31, 1994, the directors and officers of FAIF as a group owned less than one percent of each class of each Fund's outstanding shares. Limited Volatility Stock Fund was not in operation as of October 31, 1994. As of that date, the Funds were aware that the following persons owned of record five percent or more of the outstanding shares of each class of stock of the Funds.

                                                                    PERCENTAGE OF OUTSTANDING SHARES
                                                               CLASS A           CLASS B          CLASS C
STOCK FUND
     Var & Co..............................................         0%               0%           73.01%
     P.O. Box 64482
     St. Paul, MN 55164

     Diamond Retirement Plan...............................         0%               0%           22.07%
     180 East Fifth Street
     St. Paul, MN 55101

     FBS Investment Services, Inc..........................     27.13%               0%               0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     40.25%           99.80%               0%
     200 Liberty Street
     New York, NY 10281

     Mankato State University Foundation Inc...............      5.14%               0%               0%
     P.O. Box 8400, MSU 60
     Mankato, MN 56002-8400

EQUITY INDEX FUND
     Var & Co..............................................         0%               0%           97.14%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc..........................     36.27%               0%               0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     52.60%           96.49%               0%
     200 Liberty Street
     New York, NY 10281

BALANCED FUND
     Var & Co..............................................         0%               0%           68.49%
     P.O. Box 64482
     St. Paul, MN 55164

     Diamond Retirement Plan...............................         0%               0%           25.21%
     180 East Fifth Street
     St. Paul, MN 55101

     FBS Investment Services, Inc..........................     42.65%               0%               0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     48.23%           99.66%               0%
     200 Liberty Street
     New York, NY 10281

     First Trust National Association......................         0%               0%            6.05%
     180 East Fifth Street
     St. Paul, MN 55101

ASSET ALLOCATION FUND
     Var & Co..............................................         0%               0%           97.81%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc..........................     25.44%               0%               0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     69.34%           90.75%               0%
     200 Liberty Street
     New York, NY 10281

     SEI Corporation.......................................         0%            9.25%               0%
     680 East Swedesford Road
     Wayne, PA 19087

EQUITY INCOME FUND
     Var & Co..............................................         0%               0%          100.00%
     P.O. Box 64482
     St. Paul, MN 55164

     SEI Corporation.......................................         0%          100.00%               0%
     680 East Swedesford Road
     Wayne, PA 19087

     Joseph A. Grear and Linda Grear.......................     11.47%               0%               0%
     1122 S. Broadway
     Oark Ridge, IL 60068

     Robert T. Noonan......................................      7.79%               0%               0%
     2129 N. Fremont Avenue
     Chicago, IL 60614

     Kenmar B. Jauss and William C. Jauss..................      6.95%               0%               0%
     246 Maple Avenue
     Wilmette, IL 60091

DIVERSIFIED GROWTH FUND
     Var & Co..............................................         0%               0%          100.00%
     P.O. Box 64482
     St. Paul, MN 55164

     National Financial Services Corporation...............         0%           93.33%               0%
     200 Liberty Street
     New York, NY 10281

     SEI Corporation ......................................         0%            6.67%               0%
     680 East Swedesford Road
     Wayne, PA 19087

EMERGING GROWTH FUND
     Var & Co. ............................................         0%               0%          100.00%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc. ........................     33.83%               0%               0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation ..............     48.47%           94.15%               0%
     200 Liberty Street
     New York, NY 10281

     First Bank National Association ......................     16.04%               0%               0%
     601 Second Avenue South
     Minneapolis, MN 55480

REGIONAL EQUITY FUND
     Var & Co. .............................................        0%               0%           85.58%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc. ........................     38.14%               0%               0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation ..............     46.79%           100.00%              0%
     200 Liberty Street
     New York, NY 10281

SPECIAL EQUITY FUND
     Var & Co. ............................................         0%                0%          89.96%
     P.O. Box 64482
     St. Paul, MN 55164

     Diamond Retirement Plan ..............................         0%                0%          10.04%
     180 East Fifth Street
     St. Paul, MN 55101

     FBS Investment Services, Inc. ........................     21.57%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation ..............     33.34%            99.48%              0%
     200 Liberty Street
     New York, NY 10281

TECHNOLOGY FUND
     Var & Co. ............................................         0%                0%          99.86%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc. ........................     25.25%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     First Trust National Association .....................     15.83%                0%              0%
     180 East Fifth Street
     St. Paul, MN 55101

     National Financial Services Corporation ..............     47.77%            36.36%              0%
     200 Liberty Street
     New York, NY 10281

     SEI Corporation ......................................         0%            63.64%              0%
     680 East Swedesford Road
     Wayne, PA 19087

     Steve Johnson ........................................      5.00%                0%              0%
     4210 Goldenrod Drive
     Colorado Springs, CO 80918

INTERNATIONAL FUND
     Var & Co. ............................................         0%                0%          98.65%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc. ........................      8.31%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation ..............     40.71%            97.72%              0%
     200 Liberty Street
     New York, NY 10281

     First Asset Management ...............................      8.38%                0%              0%
     601 Second Avenue South
     Minneapolis, MN 55480

     Mankato State University Foundation Inc. .............     38.88%                0%              0%
     P.O. Box 8400, MSU 60
     Mankato, MN 56002-8400

LIMITED TERM INCOME FUND
     Var & Co. ............................................         0%                0%          79.14%
     P.O. Box 64482
     St. Paul, MN 55164

     Diamond Retirement Plan ..............................         0%                0%          20.86%
     180 East Fifth Street
     St. Paul, MN 55101

     FBS Investment Services, Inc. ........................     51.43%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     SEI Corporation ......................................         0%              100%              0%
     680 East Swedesford Road
     Wayne, PA 19087

     Family Housing Fund...................................     30.34%                0%              0%
     1515 Midwest Plaza, 801 Nicollet Mall
     Minneapolis, MN 55402

     Planned Parenthood of Minnesota.......................      7.54%                0%              0%
     1965 Ford Parkway
     St. Paul, MN 55116

INTERMEDIATE TERM INCOME FUND
     Var & Co..............................................         0%                0%          91.45%
     P.O. Box 64482
     St. Paul, MN 55164

     Diamond Retirement Plan...............................         0%                0%           8.55%
     180 East Fifth Street
     St. Paul, MN 55101

     FBS Investment Services, Inc..........................     59.28%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     40.16%                0%              0%
     200 Liberty Street
     New York, NY 10281

FIXED INCOME FUND
     Var & Co..............................................         0%                0%          81.05%
     P.O. Box 64482
     St. Paul, MN 55164

     Diamond Retirement Plan...............................         0%                0%          16.27%
     180 East Fifth Street
     St. Paul, MN 55101

     FBS Investment Services, Inc..........................     44.31%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     26.67%            97.84%              0%
     200 Liberty Street
     New York, NY 10281

INTERMEDIATE GOVERNMENT BOND FUND
     Var & Co..............................................         0%                0%          96.38%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc..........................     55.36%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     30.99%            97.84%              0%
     200 Liberty Street
     New York, NY 10281

MORTGAGE SECURITIES FUND
     Var & Co..............................................         0%                0%          96.89%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc..........................     71.75%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     28.23%                0%              0%
     200 Liberty Street
     New York, NY 10281

LIMITED TERM TAX FREE INCOME FUND
     Var & Co..............................................         0%                0%         100.00%
     P.O. Box 64482
     St. Paul, MN

     Western Folder Dist...................................     51.23%                0%              0%
     1549 W. Glenlake Avenue
     Itaska, IL 60143

     Ann M. DePaul, George A. Tenyer, Nancy L. ............     11.05%                0%              0%
           Adcock and Martha Andre
     4612 Stafford
     McHenry, IL 60050

     Terrence L. Dooley and Marguerite K. Dooley...........      9.64%                0%              0%
     1964 N. Burling Street
     Chicago, Illinois 60614

     Goerge A. Davidson and Patricia M Davidson............      6.88%                0%               0%
     219 Anderson Terrace
     Des Plaines, IL 60016

INTERMEDIATE TAX FREE FUND
     Var & Co..............................................         0%                0%          100.00%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc..........................     22.52%                0%             0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     13.71%                0%              0%
     200 Liberty Street
     New York, NY 10281

     Reynolds W. Guyer.....................................     32.45%                0%              0%
     1620 West 7th Street
     St. Paul, MN 55102

     Ray L. Miller and Ruty Miller.........................     11.24%                0%              0%
     7121 Road 311
     New Castle, CO 81647

     Dorothy M. Baker......................................     10.17%                0%               0%
     1721 E. 6th
     Pueblo, CO 81001

MINNESOTA INSURED INTERMEDIATE TAX FREE FUND
     Var & Co..............................................         0%                0%          100.00%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc..........................     60.37%                0%               0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     26.74%                0%               0%
     200 Liberty Street
     New York, NY 10281

     First Asset Management................................      6.34%                0%               0%
     601 Second Avenue South
     Minneapolis, MN 55480

     O. Ward Johnson Jr. and Charlotte S. Johnson..........      6.55%                0%              0%
     36 Kenwood Parkway
     St. Paul, MN 55105

COLORADO INTERMEDIATE TAX FREE FUND
     Var & Co..............................................         0%                0%         100.00%
     P.O. Box 64482
     St. Paul, MN 55164

     FBS Investment Services, Inc..........................      7.70%                0%              0%
     100 South Fifth Street, Suite 1400
     Minneapolis, MN 55402

     National Financial Services Corporation...............     17.47%                0%              0%
     200 Liberty Street
     New York, NY 10281

     Mary Boyd.............................................     14.13%                0%              0%
     P.O. Box 5748
     Snowmass Village, CO 81615

     Barbara Atwood Reid POD David J. Hyman................     13.35%                0%              0%
     Box 1854
     Aspen, CO 81612

     Kathryn M. Long.......................................      8.20%                0%              0%
     P.O. Box KK
     Basalt, CO 81621

     William C. Nelson FBO R.K. Nelson Estate..............      7.04%                0%              0%
     711 Klondike Dr.
     Buffalo, WY 82834

     John A. Tesadri Sr., Marily Oliver and John...........      7.02%                0%              0%
         A. Tesadri Jr.
     1109 Blake
     Glenwood Springs, CO 81601


                   NET ASSET VALUE AND PUBLIC OFFERING PRICE

         The method for determining the public offering price of the shares of a Fund is summarized in the Retail Class Prospectuses under the captions "Investing in the Funds" and "Determining the Price of Shares" and in the Institutional Class Prospectuses under the caption "Purchases and Redemptions of Shares." The net asset value of each Fund's shares is determined on each day during which the New York Stock Exchange (the "NYSE") is open for business. The NYSE is not open for business on the following holidays (or on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, Washington's Birthday (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each year the NYSE may designate different dates for the observance of these holidays as well as designate other holidays for closing in the future. To the extent that the securities of a Fund are traded on days that the Fund is not open for business, such Fund's net asset value per share may be affected on days when investors may not purchase or redeem shares. This may occur, for example, where a Fund holds securities which are traded in foreign markets.

         On September 30, 1994, the net asset values per share for each class of shares of the Funds were calculted as follows:


                                                                                 NET ASSET
                                               NET ASSETS          SHARES      VALUE PER SHARE
                                              (IN DOLLARS)   /   OUTSTANDING  = (IN DOLLARS)
STOCK FUND
     Class A ...............................     8,421,393   /      510,062   =   16.51
     Class B ...............................       345,703   /       20,964   =   16.49
     Class C ...............................   154,948,608   /    9,388,570   =   16.50
EQUITY INDEX FUND
     Class A ...............................       758,272   /       70,968   =   10.68
     Class B ...............................        28,646   /        2,686   =   10.66
     Class C ...............................   163,687,634   /   15,335,999   =   10.67
BALANCED FUND
     Class A ...............................    13,733,555   /    1,303,415   =   10.54
     Class B ...............................       270,442   /       25,684   =   10.53
     Class C ...............................   125,284,569   /   11,891,257   =   10.54
LIMITED VOLATILITY STOCK FUND
     Class A ...............................             *
     Class B ...............................             *
     Class C ...............................             *
ASSET ALLOCATION FUND
     Class A ...............................       707,339   /       68,088   =   10.39
     Class B ...............................        10,838   /        1,045   =   10.37
     Class C ...............................    47,226,605   /    4,548,222   =   10.38
EQUITY INCOME FUND
     Class A ...............................     1,852,437   /      187,297   =    9.89
     Class B ...............................         1,005   /        1,370   =    9.88
     Class C ...............................    17,488,824   /    3,502,094   =    9.89
DIVERSIFIED GROWTH FUND
     Class A ...............................     1,899,445   /      208,967   =    9.09
     Class B ...............................        12,451   /        1,370   =    9.09
     Class C ...............................    31,875,452   /    3,502,094   =    9.10
EMERGING GROWTH FUND
     Class A ...............................        90,414   /        8,552   =   10.57
     Class B ...............................        18,245   /        1,730   =   10.55
     Class C ...............................     6,849,293   /      648,578   =   10.56
REGIONAL EQUITY FUND
     Class A ...............................     8,344,602   /      666,336   =   12.52
     Class B ...............................       184,812   /       14,788   =   12.50
     Class C ...............................    96,045,402   /    7,668,481   =   12.52
SPECIAL EQUITY FUND
     Class A ...............................     7,332,763   /      423,818   =   17.30
     Class B ...............................       369,846   /       21,387   =   17.29
     Class C ...............................   128,806,704   /    7,445,378   =   17.30
TECHNOLOGY FUND
     Class A ...............................        61,703   /        5,513   =   11.19
     Class B ...............................         1,782   /          160   =   11.17
     Class C ...............................     6,490,914   /      580,310   =   11.19
INTERNATIONAL FUND
     Class A ...............................       463,539   /       45,395   =   10.21
     Class B ...............................        21,724   /        2,128   =   10.21
     Class C ...............................    47,660,566   /    4,665,166   =   10.22
LIMITED TERM INCOME FUND
     Class A ...............................     9,508,957   /      965,349   =    9.85
     Class B ...............................         1,005   /          102   =    9.84
     Class C ...............................    70,265,867   /    7,133,617   =    9.85
INTERMEDIATE TERM INCOME FUND
     Class A ...............................     3,208,201   /      335,760   =    9.55
     Class B ...............................             *
     Class C ...............................    68,444,475   /    7,163,523   =    9.55
FIXED INCOME FUND
     Class A ...............................     8,028,526   /      774,206   =   10.37
     Class B ...............................       115,274   /       11,135   =   10.35
     Class C ...............................    90,186,580   /    8,700,311   =   10.37
INTERMEDIATE GOVERNMENT BOND FUND
     Class A ...............................     1,977,557   /      220,225   =    8.98
     Class B ...............................             *
     Class C ...............................    27,775,824   /    3,093,853   =    8.98
MORTGAGE SECURITIES FUND
     Class A ...............................       256,152   /       26,373   =    9.71
     Class B ...............................             *
     Class C ...............................    28,417,713   /    2,926,027   =    9.71
LIMITED TERM TAX FREE INCOME FUND
     Class A ...............................       599,346   /       60,241   =    9.95
     Class B ...............................             *
     Class C ...............................    16,348,474   /    1,643,218   =    9.95
INTERMEDIATE TAX FREE FUND
     Class A ...............................     1,127,629   /      109,654   =   10.28
     Class B ...............................             *
     Class C ...............................     6,168,460   /      599,982   =   10.28
MINNESOTA INSURED INTERMEDIATE TAX FREE FUND
     Class A ...............................     1,507,600   /      157,379   =    9.58
     Class B ...............................             *
     Class C ...............................    20,272,513   /    2,114,099   =    9.59
COLORADO INTERMEDIATE TAX FREE FUND
     Class A ...............................       692,619   /       68,223   =   10.15
     Class B ...............................             *
     Class C ...............................     7,281,492   /      716,975   =   10.16


*     Not in operation at September 30, 1994.



                                FUND PERFORMANCE

SEC STANDARDIZED PERFORMANCE FIGURES

         YIELD FOR THE FUNDS. Yield for the Funds is a measure of the net investment income per share (as defined) earned over a 30-day period expressed as a percentage of the maximum offering price of a Fund's shares at the end of the period. Based upon the 30-day period ended September 30, 1994, the yields for the Class A, Class B and Class C Shares of the Funds were as follows:

                                                               CLASS A           CLASS B          CLASS C
Stock Fund................................................       2.06%             1.27%            2.20%
Equity Index Fund.........................................       2.38%             1.60%            2.60%
Balanced Fund.............................................       3.63%             2.90%            3.90%
Limited Volatility Stock Fund.............................          *                 *                *
Asset Allocation Fund.....................................       3.14%             2.40%            3.39%
Equity Income Fund........................................       3.90%             3.09%            4.08%
Diversified Growth Fund...................................       1.74%             0.83%            1.82%
Emerging Growth Fund......................................       0.33%               --             0.35%
Regional Equity Fund......................................       0.61%               --             0.73%
Special Equity Fund.......................................       1.94%             1.14%            2.13%
Technology Fund...........................................         --                --               --
International Fund........................................         --                --               --
Limited Term Income Fund..................................       4.61%             3.71%            4.70%
Intermediate Term Income Fund.............................       5.77%                 *            5.99%
Fixed Income Fund.........................................       5.89%             5.13%            6.12%
Intermediate Government Bond Fund.........................       5.93%                 *            6.12%
Mortgage Securities Fund..................................       6.07%                 *            6.31%
Limited Term Tax Free Income Fund.........................       3.57%                 *            3.64%
Intermediate Tax Free Fund................................       4.37%                 *            4.50%
Minnesota Insured Intermediate Tax Free Fund..............       4.62%                 *            4.76%
Colorado Intermediate Tax Free Fund.......................       4.39%                 *            4.52%


*     Not in operation at September 30, 1994.

Such yield figures were determined by dividing the net investment income per share earned during the specified 30-day period by the maximum offering price per share on the last day of the period, according to the following formula:

                                       6
 Yield     =     2 [((a - b) / cd) + 1)  - 1]

 Where: a = dividends and interest earned during the period b = expenses accrued for the period (net of reimbursements) c = average daily number of shares outstanding during the period that were entitled to receive dividends
         d = maximum offering price per share on the last day of the period

         TAX EQUIVALENT YIELD FOR TAX FREE FUNDS. Tax equivalent yield is the yield that a taxable investment must generate in order to equal a Fund's yield for an investor in a stated federal or combined federal/state income tax bracket. The tax equivalent yield for each tax free Fund named below is computed by dividing that portion of such Fund's yield (computed as described above) that is tax exempt by one minus the stated federal or combined federal/state income tax rate, and adding the resulting number to that portion, if any, of such Fund's yield that is not tax exempt. Based upon the maximum federal income tax rate of 39.6% and the combined maximum federal/state tax rates of 44.7% for Minnesota and 42.6% for Colorado, the tax equivalent yields for the tax free Funds named below for the 30-day period ended September 30, 1994, computed as described above, were as follows:

                                             CLASS A  CLASS B CLASS C
Limited Term Tax Free Income Fund ..........   5.91%     *     6.03%
Intermediate Tax Free Fund .................   7.24%     *     7.45%
Minnesota Insured Intermediate Tax Free Fund   8.35%     *     8.61%
Colorado Intermediate Tax Free Fund ........   7.65%     *     7.87%


* Not in operation at September 30, 1994.

         TOTAL RETURN. Total return measures both the net investment income generated by, and the effect of any realized or unrealized appreciation or depreciation of, the underlying investments in a Fund's portfolio. The Fund" average annual and cumulative total return figures are computed in accordance with the standardized methods prescribed by the Securities and Exchange Commission.

         AVERAGE ANNUAL TOTAL RETURN. Average annual total return figures are computed by determining the average annual compounded rates of return over the periods indicated in the advertisement, sales literature or shareholders' report, that would equate the initial amount invested to the ending redeemable value, according to the following formula:

           n
   P(1 + T)    =    ERV

   Where:     P   = a hypothetical initial payment of $1,000
              T   = average annual total return
              n   = number of years
              ERV = ending redeemable value at the end of the  period of a hypothetical $1,000 payment made at the beginning of such period

This calculation (i) assumes all dividends and distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectuses, and (ii) deducts (a) the maximum sales charge from the hypothetical initial $1,000 investment (if applicable), and (b) all recurring fees, such as advisory fees, charged as expenses to all shareholder accounts.

         CUMULATIVE TOTAL RETURN. Cumulative total return is computed by finding the cumulative compounded rate of return over the period indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

CTR  =  ((ERV - P) / P ) 10

Where:     CTR = cumulative total return
           ERV = ending redeemable value at the end of, the period of a hypothetical $1,000 payment made at the beginning of such period; and
           P   = initial payment of $1,000

This calculation (i) assumes all dividends and distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectuses, and (ii) deducts (a) the maximum sales charge from the hypothetical initial $1,000 investment (if applicable), and (b) all recurring fees, such as advisory fees, charged as expenses to all shareholder accounts.

         Based on the foregoing, the average annual and aggregate total returns for each class of the Funds from inception through September 30, 1994 were as follows. The performance for Class A and Class B Shares will normally be lower than for Class C Shares because Class A and Class B Shares are subject to sales and distribution charges not charged to Class C Shares.

                                                                       Average Annual
                                   Cumulative      ----------------------------------------------------------
                                 Since Inception*  Since Inception*        One Year             Five Year
                               ------------------  -----------------   -----------------   ------------------
                               Without       With  Without      With   Without      With   Without       With
                                 Sales      Sales    Sales     Sales     Sales     Sales     Sales      Sales
                                Charge     Charge   Charge    Charge    Charge    Charge    Charge     Charge
STOCK FUND
   Class A...................  107.56%     98.24%   11.35%     10.60%    8.35%     3.50%     9.50%      8.50%
   Class B...................  (0.43)%             (3.38)%                  **                  **
   Class C...................    1.70%               2.60%                  **                  **

EQUITY INDEX FUND
   Class A...................   11.53%      6.52%    6.26%      3.58%    3.25%   (1.40)%        **         **
   Class B...................    0.48%               3.84%                  **                  **
   Class C...................    0.18%               0.28%                  **                  **

BALANCED FUND
   Class A...................   13.73%      8.62%    7.43%      4.71%    3.02%   (1.65)%        **         **
   Class B...................  (0.55)%             (4.38)%                  **                  **
   Class C...................  (0.64)%             (0.98)%                  **                  **

LIMITED VOLATILITY STOCK FUND
   Class A...................       **         **       **         **       **        **        **         **
   Class B...................       **                  **                  **                  **
   Class C...................       **                  **                  **                  **

ASSET ALLOCATION FUND
   Class A...................    9.96%      5.02%    5.43%      2.77%    1.81%   (2.78)%        **         **
   Class B...................    0.19%               1.52%                  **                  **
   Class C...................  (0.90)%             (1.37)%                  **                  **

EQUITY INCOME FUND
   Class A...................    2.81%    (1.78)%    5.45%    (3.45)%       **        **        **         **
   Class B...................    0.57%               4.48%                  **                  **
   Class C...................    0.45%               2.77%                  **                  **

DIVERSIFIED GROWTH FUND
   Class A...................    0.40%    (4.13)%    0.77%    (8.00)%       **        **        **         **
   Class B...................    2.75%              21.80%                  **                  **
   Class C...................    2.36%              14.62%                  **                  **

EMERGING GROWTH FUND
   Class A...................    5.88%      1.12%   12.02%      2.30%       **        **        **         **
   Class B...................    6.67%              52.82%                  **                  **
   Class C...................    5.68%              11.61%                  **                  **

REGIONAL EQUITY FUND
   Class A...................   28.30%     22.54%   14.89%     11.99%    6.76%     1.99%        **         **
   Class B...................    2.73%              21.57%                  **                  **
   Class C...................    1.46%               2.23%                  **                  **

SPECIAL EQUITY FUND
   Class A...................  154.16%    142.75%   14.72%     13.95%   18.70%    13.39%    12.67%     11.65%
   Class B...................    5.22%              41.29%                  **                  **
   Class C...................    7.31%              11.16%                  **                  **

TECHNOLOGY FUND
   Class A...................   11.90%      6.88%   24.34%     14.07%       **        **        **         **
   Class B...................   13.40%             106.07%                  **                  **
   Class C...................   11.90%              24.34%                  **                  **

INTERNATIONAL FUND
   Class A...................    2.30%    (2.30)%    4.80%    (4.78)%       **        **        **         **
   Class B...................  (0.20)%             (1.55)%                  **                  **
   Class C...................    2.20%               4.50%                  **                  **

LIMITED TERM INCOME FUND
   Class A...................    5.90%      3.83%    3.24%      2.11%    2.21%     0.12%        **         **
   Class B...................    0.51%               4.01%                  **                  **
   Class C...................    1.24%               1.89%                  **                  **

INTERMEDIATE TERM INCOME FUND
   Class A...................    6.09%      2.11%    3.35%      1.17%  (1.05)%   (4.77)%        **         **
   Class B...................       **                  **                  **                  **
   Class C...................  (1.48)%             (2.27)%                  **                  **

FIXED INCOME FUND
   Class A...................   68.83%     62.50%    8.02%      7.41%  (2.92)%   (6.53)%     7.65%      6.83%
   Class B...................  (0.88)%             (6.97)%                  **                  **
   Class C...................  (3.23)%             (4.94)%                  **                  **         **

INTERMEDIATE GOVERNMENT BOND FUND
   Class A...................   52.43%     47.84%    6.40%      5.92%  (1.13)%   (4.05)%     6.13%      5.48%
   Class B...................       **                  **                  **                  **
   Class C...................  (1.77)%             (2.70)%                  **                  **

MORTGAGE SECURITIES FUND
   Class A...................    6.91%      2.89%    3.79%      1.60%  (0.79)%   (4.49)%        **         **
   Class B...................       **                  **                  **                  **
   Class C...................  (2.15)%             (3.28)%                  **                  **

LIMITED TERM TAX FREE INCOME FUND
   Class A...................    1.11%    (0.88)%    2.14%    (1.70)%       **        **        **       **
   Class B...................       **                  **                  **                  **
   Class C...................    0.27%               1.68%                  **                  **

INTERMEDIATE TAX FREE FUND
   Class A...................   42.26%     41.86%    5.76%      5.28%  (1.25)%   (4.23)%     5.74%    5.10%
   Class B...................       **                  **                  **                  **
   Class C...................  (2.91)%             (4.44)%                  **                  **

MINNESOTA INSURED INTERMEDIATE TAX FREE FUND
   Class A...................  (1.68)%    (4.63)%  (2.83)%    (7.83)%       **        **        **       **
   Class B...................       **                  **                  **                  **
   Class C...................  (1.58)%             (2.67)%                  **                  **

COLORADO INTERMEDIATE TAX FREE FUND
   Class A...................    3.66%      0.55%    7.49%      1.12%       **        **        **       **
   Class B...................       **                  **                  **                  **
   Class C...................    3.76%               7.70%                  **                  **


* Inception dates are as follows: Stock Fund, Class A, December 22, 1987; Class B, August 15, 1994; Class C, February 4, 1994; Equity Index Fund, Class A, December 14, 1992; Class B, August 15, 1994; Class C, February 4, 1994; Balanced Fund, Class A, December 14, 1992; Class B, August 15, 1994; Class C, February 4, 1994; Limited Volatility Stock Fund, no classes in operation at September 30, 1994; Asset Allocation Fund, Class A, December 14, 1992; Class B, August 15, 1994; Class C, February 4, 1994; Equity Income Fund, Class A, December 18, 1992; Class B, August 15, 1994; Class C, August 2. 1994; Diversified Growth Fund, Class A, December 18, 1992; Class B, August 15, 1994; Class C, August 2, 1994; Emerging Growth Fund, Class A, April 4, 1994; Class B, August 15, 1994; Class C, April 4, 1994; Regional Equity Fund, Class A, December 14, 1992; Class B, August 15, 1994; Class C, February 4, 1994; Special Equity Fund, Class A, December 22, 1987; Class B, August 15, 1994; Class C, February 4, 1994; Technology Fund, Class A, April 4, 1994; Class B, August 15, 1994; Class C, April 4, 1994; International Fund, Class A, April 4, 1994; Class B, August 15, 1994; Class C, April 4, 1994; Limited Term Income Fund, Class A, December 14, 1992; Class B, August 15, 1994; Class C, February 4, 1994; Intermediate Term Income Fund, Class A, December 14, 1992; Class B, not in operation at September 30, 1994; Class C, February 4, 1994; Fixed Income Fund, Class A, December 22, 1987; Class B, August 15, 1994; Class C, February 4, 1994; Intermediate Government Bond Fund, Class A, December 22, 1987; Class B, not in operation at September 30, 1994; Class C, February 4, 1994; Mortgage Securities Fund, Class A, December 14, 1992; Class B, not in operation at September 30, 1994; Class C, February 4, 1994; Limited Term Tax Free Income Fund, Class A, February 19, 1993; Class B. not in operation at September 30, 1994; Class C, August 2, 1994; Intermediate Tax Free Fund, Class A, December 22, 1987; Class B, not in operation at September 30, 1994; Class C, February 4, 1994; Minnesota Insured Intermediate Tax Free Fund, Class A, February 28, 1994; Class B, not in operation at September 30, 1994; Class C, February 28, 1994; Colorado Intermediate Tax Free Fund, Class A, April 4, 1994; Class B, not in operation at September 30, 1994; Class C, April 4, 1994.

**   Not in operation for entire period.

NON-STANDARD DISTRIBUTION RATES

         HISTORICAL DISTRIBUTION RATES. The Funds' historical annualized distribution rates are computed by dividing the income dividends of a Fund for a stated period by the maximum offering price on the last day of such period. For the one-year period ended September 30, 1994, the historical distribution rates of the Class A, Class B and Class C Shares of the Funds were as follows:

                                                               CLASS A           CLASS B          CLASS C
Stock Fund................................................       1.68%             0.54%            1.89%
Equity Index Fund.........................................       2.21%             0.67%            2.43%
Balanced Fund.............................................       3.08%             0.68%            3.30%
Limited Volatility Stock Fund.............................           *                 *                *
Asset Allocation Fund.....................................       2.42%             0.48%            2.63%
Equity Income Fund........................................       1.78%             0.46%            1.86%
Diversified Growth Fund...................................       0.58%             0.26%            0.60%
Emerging Growth Fund......................................       0.06%               --             0.06%
Regional Equity Fund......................................       0.57%             0.18%            0.65%
Special Equity Fund.......................................       1.57%             0.47%            1.69%
Technology Fund...........................................         --                --               --
International Fund........................................         --                --               --
Limited Term Income Fund..................................       4.26%             0.71%            4.35%
Intermediate Term Income Fund.............................       4.63%                 *            4.82%
Fixed Income Fund.........................................       5.28%             0.94%            5.49%
Intermediate Government Bond Fund.........................       4.21%                 *            4.34%
Mortgage Securities Fund..................................       5.53%                 *            5.75%
Limited Term Tax Free Income Fund.........................       1.40%                 *            1.43%
Intermediate Tax Free Fund................................       4.10%                 *            4.23%
Minnesota Insured Intermediate Tax Free Fund..............       2.54%                 *            2.62%
Colorado Intermediate Tax Free Fund.......................       2.07%                 *            2.13%


*     Not in operation at September 30, 1994.


         ANNUALIZED CURRENT DISTRIBUTION RATES. The Funds' annualized current distribution rates are computed by multiplying a Fund's income dividends for a specified month (or three-month period, in the case of an equity Fund) by twelve (or four, in the case of an equity Fund), and dividing the resulting figure by the maximum offering price on the last day of the specified period. The annualized current distribution rates for the one or three-month period (as appropriate) ended September 30, 1994 for Funds were as follows:

                                                              CLASS A           CLASS B          CLASS C
Stock Fund ...............................................       2.14%             2.04%            2.21%
Equity Index Fund ........................................       2.59%             1.63%            2.75%
Balanced Fund ............................................       3.01%             2.86%            3.22%
Limited Volatility Stock Fund ............................           *                 *                *
Asset Allocation Fund ....................................       2.02%             1.55%            2.20%
Equity Income Fund .......................................       2.92%             2.33%            3.06%
Diversified Growth Fund ..................................       1.26%             1.06%            1.32%
Emerging Growth Fund .....................................         --                --               --
Regional Equity Fund .....................................       0.71%             0.72%            0.82%
Special Equity Fund ......................................       1.84%             1.87%            2.00%
Technology Fund ..........................................         --                --               --
International Fund .......................................         --                --               --
Limited Term Income Fund .................................       4.54%             4.09%            4.63%
Intermediate Term Income Fund ............................       5.20%                 *            5.40%
Fixed Income Fund ........................................       5.35%             5.32%            5.55%
Intermediate Government Bond Fund ........................       4.67%                 *            4.33%
Mortgage Securities Fund .................................       5.60%                 *            5.81%
Limited Term Tax Free Income Fund ........................       3.19%                 *            4.08%
Intermediate Tax Free Fund ...............................       4.08%                 *            4.20%
Minnesota Insured Intermediate Tax Free Fund .............       4.01%                 *            4.13%
Colorado Intermediate Tax Free Fund ......................       4.02%                 *            4.14%


*     Not in operation at September 30, 1994.

         TAX EQUIVALENT DISTRIBUTION RATES. The tax equivalent distribution rate for the tax free Funds is computed by dividing that portion of such a Fund's annualized current distribution rate (computed as described above) which is tax-exempt by one minus the stated federal or combined federal/state income tax rate, and adding the resulting figure to that portion, if any, of the annualized current distribution rate which is not tax-exempt. Based upon the maximum federal or combined federal/state income tax rates set forth above under "-- SEC Standardized Performance Figures -- Tax Equivalent Yield for Tax Free Funds," the annualized current distribution rates for the month ended September 30, 1994, for each class of the tax free Funds were as follows:

                                                               CLASS A           CLASS B          CLASS C
Limited Term Tax Free Income Fund.........................      5.28%                  *            6.75%
Intermediate Tax Free Fund................................      6.75%                  *            6.95%
Minnesota Insured Intermediate Tax Free Fund..............      7.25%                  *            7.47%
Colorado Intermediate Tax Free Fund.......................      7.00%                  *            7.21%


*     Not in operation at September 30, 1994.

CERTAIN PERFORMANCE COMPARISONS

         Some of the Funds may compare their performance to that of certain published or otherwise widely disseminated indices compiled by third parties. These Funds, and the indices to which they may compare their performance, are as follows, among others:

         STOCK FUND, EQUITY INDEX FUND, BALANCED FUND, REGIONAL EQUITY FUND, and SPECIAL EQUITY FUND may compare their performance to, among others:

     * DOW JONES INDUSTRIAL AVERAGE ("DJIA"), which represents share prices of selected blue chip industrial corporations as well as public utility and transportation companies. The DJIA indicates daily changes in the average price of stocks in any of its categories. It also reports total sales for each group of industries. Because it represents the top corporations of America, the DJIA's index movements are leading economic indicators for the stock market as a whole.

     * STANDARD & POOR'S DAILY STOCK PRICE INDEX OF 500 COMMON STOCKS ("S&P 500"), which is a composite index of common stocks in industrial, transportation, and financial and public utility companies which compares total returns of funds whose portfolios are invested primarily in common stocks. In addition, the S&P 500 index assumes reinvestment of all dividends paid by stocks listed in its index. Taxes due on any of these distributions are not included, nor are brokerage or other fees calculated in Standard & Poor's figures.

     * STANDARD & POOR'S INDUSTRIALS, which is calculated on the same basis as the S&P 500 index, is made up of the 385 industrial stocks within the S&P 500.

     * NATIONAL ASSOCIATION OF SECURITIES DEALERS AUTOMATED QUOTATION (NASDAQ) COMPOSITE INDEX, which is a computerized system that provides brokers and dealers with price quotations for all domestic common stocks traded in the regular market. NASDAQ quotations are published in the financial pages of most newspapers.

     * VALUE LINE COMPOSITE INDEX, which is an equally-weighted geometric average of approxi-mately 1,700 various stocks. This index is designed to reflect price changes of typical industrial stocks.

     * RUSSELL 2000 INDEX, which is a broadly diversified index consisting of approximately 2,000 small capitalization common stocks that can be used to compare to the total returns of funds whose portfolios are invested primarily in small capitalization common stocks.

     * WILSHIRE 5000 EQUITY INDEX, which consists of nearly 5,000 common equity securities, covering all stocks in the U.S. for which daily pricing is available, and can be used to compare to the total returns of funds whose portfolios are invested primarily in common stocks.

     * NYSE COMPOSITE INDEX, which is a market value-weighted index which relates all NYSE stocks to an aggregate market value as of December 31, 1965, and which is adjusted for capitalization changes.

         LIMITED VOLATILITY STOCK FUND may compare its performance to the DJIA and the S&P 500, described above. EMERGING GROWTH FUND may compare its performance to the RUSSELL 2000 INDEX, described above.

         In additon to the indices described above, SPECIAL EQUITY FUND may compare its performance to the NASDAQ INDUSTRIAL INDEX, a computerized NASDAQ sub-index system that provides brokers and dealers with price quotations for securities not in bank, insurance, other finance, transportation or utilities indices. NASDAQ quotations are published in the financial pages of most newspapers.

         In addition to the indices described above, REGIONAL EQUITY FUND may compare its performance to the DAIN BOSWORTH REGIONAL INDEX, an index which analyzes the performance of a specific group of stocks in the Midwest.
Dain Bosworth Incorporated publishes these results in Minneapolis newspapers.

         In addition to the indices described above, BALANCED FUND may compare its performance to that of the following indices:

     * SHEARSON LEHMAN GOVERNMENT INDEX, which is an unmanaged index comprised of all publicly issued, non-convertible domestic debt of the U.S. government, or any agency thereof, or any quasi-federal corporation and of corporate debt guaranteed by the U.S. government. Only notes and bonds with a minimum outstanding principal of $1 million and a minimum maturity of one year are included.

     * SHEARSON LEHMAN GOVERNMENT/CORPORATE (TOTAL) INDEX, which is comprised of approximately 5,000 issues which include non-convertible bonds publicly issued by the U.S. government or its agencies; corporate bonds guaranteed by the U.S. government and quasi-federal corporations; and publicly issued, fixed rate, non-convertible domestic bonds of companies in industry, public utilities and finance. The average maturity of these bonds approximates nine years. Tracked by Shearson Lehman Brothers, Inc., the index calculates total returns for one month, three month, twelve month and ten year periods and year-to-date.

     * SALOMON 90 DAY TREASURY BILL INDEX, which isa weekly quote of the most representative yields for selected securities issued by the U.S. Treasury and maturing in 90 days.

The FIXED INCOME FUNDS also may compare their performance to these indices.

         TECHNOLOGY FUND may compare its performance to that of the LIPPER SCIENCE & TECHNOLOGY FUND INDEX, which is a net value weighted index of the ten largest mutual funds within the science and technology investment objective.

         INTERNATIONAL FUND may compare its performance to that of the MORGAN STANLEY CAPITAL INTERNATIONAL EUROPE, AUSTRALIA AND FAR EAST ("EAFE") INDEX, which is an aggregatge of 15 individual country indices that collectively represent many of the major markets of the world, excluding the United States and Canada.


                                    TAXATION

         The tax status of the Funds and the distributions that the Funds will make to shareholders are summarized in the Prospectuses in the sections entitled "Federal Income Taxes" (or, in the Prospectuses for the Tax Free Funds, "Income Taxes"). Each Fund intends to fulfill the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), as a regulated investment company. If so qualified, each Fund will not be liable for federal income taxes to the extent it distributes its taxable income to its shareholders.

         To qualify under Subchapter M for tax treatment as a regulated investment company, each Fund must, among other things: (1) derive at least 90% of its gross income from dividends, interest, and certain other types of payments related to its investment in stock or securities; (2) distribute to its shareholders at least 90% of its investment company taxable income (as that term is defined in the Code determined without regard to the deduction for dividends paid) and 90% of its net tax-exempt income; (3) derive less than 30% of its annual gross income from the sale or other disposition of stock, securities, options, futures, or forward contracts held for less than three months; and (4) diversify its holdings so that, at the end of each fiscal quarter of the Fund,
(a) at least 50% of the market value of the Fund's assets is represented by cash, cash items, U.S. Government securities and securities of other regulated investment companies, and other securities, with these other securities limited, with respect to any one issuer, to an amount no greater than 5% of the Fund's total assets and no greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the market value of the Fund's total assets is invested in the securities of any one issuer (other than U.S. Government securities or securities of other regulated investment companies).

         Each Fund is subject to a nondeductible excise tax equal to 4% of the excess, if any, of the amount required to be distributed for each calendar year over the amount actually distributed. For this purpose, any amount on which the Fund is subject to corporate-level income tax is considered to have been distributed. In order to avoid the imposition of this excise tax, each Fund must declare and pay dividends representing 98% of its net investment income for that calendar year and 98% of its capital gains (both long-term and short-term) for the twelve-month period ending October 31 of the calendar year.

         Any loss on the sale or exchange of shares of a Fund generally will be disallowed to the extent that a shareholder acquires or contracts to acquire shares of the same Fund with 30 days before or after such sale or exchange. Furthermore, if Fund shares with respect to which a long-term capital gain distribution has been made are held for less than six months, any loss on the sale or exchange of such shares will be treated as a long-term capital loss to the extent of such long-term capital gain distribution. Furthermore, if a shareholder of any of the Tax-Free Funds receives an exempt-interest dividend from such fund and then disposes of his or her shares in such fund within six months after acquiring them, any loss on the sale or exchange of such shares will be disallowed to the extent of the exempt-interest dividend.

         If one of the Tax-Free Funds disposes of a municipal obligation that it acquired after April 30, 1993 at a market discount, it must recognize any gain it realizes on the disposition as ordinary income (and not as capital gain) to the extent of the accrued market discount.

         For federal tax purposes, if a shareholder exchanges shares of a Fund for shares of any other FAIF Fund pursuant to the exchange privilege (see "Investing in the Funds -- Exchange Privilege" in the Prospectuses for Class A and Class B Shares, and "Purchases and Redemptions of Shares -- Exchange Privilege" in the Prospectuses for Class C Shares), such exchange will be considered a taxable sale of the shares being exchanged. Furthermore, if a shareholder of Retail Class Shares carries out the exchange within 90 days of purchasing shares in a fund on which he or she has incurred a sales charge, the sales charge cannot be taken into account in determining the shareholder's gain or loss on the sale of those shares to the extent that the sales charge that would have been applicable to the purchase of the later-acquired shares in the other fund is reduced because of the exchange privilege. However, the amount of any sales charge that may not be taken into account in determining the shareholder's gain or loss on the sale of the first-acquired shares may be taken into account in determining gain or loss on the eventual sale or exchange of the later-acquired shares.

         Dividends generally are taxable to shareholders at the time they are paid. However, dividends declared in October, November and December, made payable to shareholders of record in such a month and actually paid in January of the following year are treated as paid and are thereby taxable to shareholders as of December 31.

         Except for the transactions the Fund has identified as hedging transactions, each Fund is required for federal income tax purposes to recognize as income for each taxable year its net unrealized gains and losses on forward currency contracts as of the end of the year as well as those actually realized during the year. Except for transactions in forward currency contracts that are classified as part of a "mixed straddle," gain or loss recognized with respect to forward currency contracts is considered to be 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the holding period of the contract. In the case of a transaction classified as a "mixed straddle," the recognition of losses may be deferred to a later taxable year.

         Sales of forward currency contracts that are intended to hedge against a change in the value of securities or currencies held by a Fund may affect the holding period of such securities or currencies and, consequently, the nature of the gain or loss on such securities or currencies upon disposition.

         It is expected that any net gain realized from the closing out of forward currency contracts will be considered gain from the sale of securities or currencies and therefore qualifying income for purposes of the 90% of gross income from qualified sources requirement, as discussed above. In order to avoid realizing excessive gains on securities or currencies held less than three months, each Fund may be required to defer the closing out of forward currency contracts beyond the time when it would otherwise be advantageous to do so. It is expected that unrealized gains on forward currency contracts, which have been open for less than three months as of the end of a Fund's fiscal year and which are recognized for tax purposes, will not be considered gains on securities or currencies held less than three months for purposes of the 30% test, as discussed above.

         Any realized gain or loss on closing out a forward currency contract such as a forward commitment for the purchase or sale of foreign currency will generally result in a recognized capital gain or loss for tax purposes. Under Code Section 1256, forward currency contracts held by a Fund at the end of each fiscal year will be required to be "marked to market" for federal income tax purposes, that is, deemed to have been sold at market value. Code Section 988 may also apply to forward currency contracts. Under Section 988, each foreign currency gain or loss is generally computed separately and treated as ordinary income or loss. In the case of overlap between Sections 1256 and 988, special provisions determine the character and timing of any income, gain or loss. The Funds will attempt to monitor Section 988 transactions to avoid an adverse tax impact.

         Each Fund will distribute to shareholders annually any net long-term capital gains that have been recognized for federal income tax purposes (including unrealized gains at the end of the Fund's fiscal year) on forward currency contract transactions. Such distributions will be combined with distributions of capital gains realized on the Fund's other investments.

         Pursuant to the Code, distributions of net investment income by a Fund to a shareholder who, as to the United States, is a nonresident alien individual, nonresident alien fiduciary of a trust or estate, foreign corporation, or foreign partnership (a "foreign shareholder") will be subject to U.S. withholding tax (at a rate of 30% or lower treaty rate). Withholding will not apply if a dividend paid by a Fund to a foreign shareholder is 'effectively connected" with a U.S. trade or business of such shareholder, in which case the reporting and withholding requirements applicable to U.S. citizens or domestic corporations will apply. Distributions of net long-term capital gains are not subject to tax withholding but, in the case of a foreign shareholder who is a nonresident alien individual, such distributions ordinarily will be subject to U.S. income tax at a rate of 30% if the individual is physically present in the U.S. for more than 182 days during the taxable year. Each Fund will report annually to its shareholders the amount of any withholding.

         The foregoing relates only to federal income taxation and is a general summary of the federal tax law in effect as of the date of this Statement of Additional Information.

                                    RATINGS

         A rating of a rating service represents that service's opinion as to the credit quality of the rated security. However, such ratings are general and cannot be considered absolute standards of quality or guarantees as to the creditworthiness of an issuer. A rating is not a recommendation to purchase, sell or hold a security, because it does not take into account market value or suitability for a particular investor. Markets values of debt securities may change as a result of a variety of factors unrelated to credit quality, including changes in market interest rates.

         When a security has been rated by more than one service, the ratings may not coincide, and each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources which they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. In general, the Funds are not required to dispose of a security if its rating declines after it is purchased, although they may consider doing so.

RATINGS OF CORPORATE DEBT OBLIGATIONS AND MUNICIPAL BONDS

         STANDARD & POOR'S CORPORATION

          AAA: Securities rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

          AA: Securities rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only to a small degree.

          A: Securities rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

          BBB: Securities rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Although such securities normally exhibit adequate protection standards, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this category than for those in higher rated categories.

Debt rated BB, B, CCC, CC, and C by Standard & Poor's is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

          BB: Securities rated BB have less near-term vulnerability to default than other speculative issues. However, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.

          B: Securities rated B have a greater vulnerability to default but currently have the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

          CCC: Securities rated CCC have a currently identifiable vulnerability to default, and are dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, they are not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

         MOODY'S INVESTORS SERVICE, INC.

          Aaa: Securities which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

          Aa: Securities which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high grade securities. They are rated lower than the best securities because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater magnitude, or there may be other elements present which make the long-term risks appear somewhat greater than in Aaa securities.

          A: Securities which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impair-ment sometime in the future.

          Baa: Securities which are rated Baa are considered as medium grade obligations, being neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics, and in fact have some speculative characteristics.

          Ba: An issue which is rated Ba is judged to have speculative elements; its future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes issues in this class.

          B: An issue which is rated B generally lacks characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

          Caa: An issue which is rated Caa is of poor standing. Such an issue may be in default or there may be present elements of danger with respect to principal or interest.

Those securities in the Aa, A and Baa groups which Moody's believes possess the strongest investment attributes are designated by the symbols Aa-1, A-1 and Baa-1. Other Aa, A and Baa securities comprise the balance of their respective groups. These rankings (1) designate the securities which offer the maximum in security within their quality groups, (2) designate securities which can be bought for possible upgrading in quality, and (3) additionally afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the marketplace.

RATINGS OF PREFERRED STOCK

         STANDARD & POOR'S CORPORATION. Standard & Poor's ratings for preferred stock have the following definitions:

          AAA: An issue rated "AAA" has the highest rating that may be assigned by Standard & Poor's to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

          AA: A preferred stock issue rated "AA" also qualifies as a high-quality fixed income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated "AAA."

          A: An issue rated "A" is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

          BBB: An issue rated "BBB" is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the category.

          MOODY'S INVESTORS SERVICE, INC. Moody's ratings for preferred stock include the following:

          aaa: An issue which is rated "aaa" is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

          aa: An issue which is rated "aa" is considered a high grade preferred stock. This rating indicates that there is reasonable assurance that earnings and asset protection will remain relatively well maintained in the foreseeable future.

          a: An issue which is rate "a" is considered to be an upper medium grade preferred stock. While risks are judged to be somewhat greater than in the "aaa" and "aa" classifications, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

          baa: An issue which is rated "baa" is considered to be medium grade, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.

RATINGS OF MUNICIPAL NOTES

          STANDARD & POOR'S CORPORATION

          SP-1: Very strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

          SP-2: Satisfactory capacity to pay principal and interest.

          SP-3: Speculative capacity to pay principal and interest.

None of the Funds will purchase SP-3 municipal notes.

         MOODY'S INVESTORS SERVICE, INC. Generally, Moody's ratings for state and municipal short-term obligations are designated Moody's Investment Grade ("MIG"); however, where an issue has a demand feature which makes the issue a variable rate demand obligation, the applicable Moody's rating is "VMIG."

          MIG 1/VMIG 1: This designation denotes the best quality. There is strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

          MIG 2/VMIG 2: This designation denotes high quality, with margins of protection ample although not so large as available in the preceding group.

          MIG 3/VMIG 3: This designation denotes favorable quality, with all security elements accounted for, but lacking the strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

None of the Funds will purchase MIG 3/VMIG 3 municipal notes.

RATINGS OF COMMERCIAL PAPER

         STANDARD & POOR'S CORPORATION. Commercial paper ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues assigned the A rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety. The "A-1" designation indicates that the degree of safety regarding timely payment is very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) symbol designation. None of the Funds will purchase commercial paper rated A-3 or lower.

         MOODY'S INVESTORS SERVICE, INC. Moody's commercial paper ratings are opinions as to the ability of the issuers to timely repay promissory obligations not having an original maturity in excess of nine months. Moody's makes no representation that such obligations are exempt from registration under the Securities Act of 1933, and it does not represent that any specific instrument is a valid obligation of a rated issuer or issued in conformity with any applicable law. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

          PRIME-1: Superior capacity for repayment.

          PRIME-2: Strong capacity for repayment .

          PRIME-3: Acceptable capacity for repayment .

None of the Funds will purchase Prime-3 commercial paper.

BEST'S RATING SYSTEM FOR INSURANCE COMPANIES

         The objective of Best's Rating System is to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to the company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of the company.

         The quantitative evaluation is based on an analysis of the company's financial condition and operating performance utilizing a series of financial tests. These tests measure a company's performance in the three critical areas of Profitability, Leverage and Liquidity in comparison to the norms established by the A.M. Best Company. These norms are based on an evaluation of the actual performance of the insurance industry.

         Best's review also includes a qualitative evaluation of the adequacy and soundness of a company's reinsurance, the adequacy of its reserves and the experience of its management. In addition, various other factors of importance are considered such as the composition of the company's book of business and the quality and diversification of its assets.

         Upon completion of analysis, Best's Ratings are assigned to those companies that meet the qualifications for rating. The Best's Rating classifications are A+ (Superior); A & A- (Excellent); B+ (Very Good); B & B-
(Good); C+ (Fairly Good); and C & C- (Fair). Those not qualifying for a current Best's Rating are classified in the "Not Assigned" category that has ten classifications which identify why a company is not eligible for a Best's Rating. Care should be exercised in the use of Best's Ratings without further reference to additional Best's publications.



STATEMENT OF NET ASSETS----SEPTEMBER 30, 1994

LIMITED TERM INCOME FUND

DESCRIPTION                      PAR (000)  VALUE (000)

ASSET BACKED SECURITIES--80.3%
Auto Bond Receivables Trust 1993-1 A
6.125%, 11/15/98                  $2,322     $2,266
BCI Home Equity Loan 1991-1 A1
7.100%, 09/15/06                     127        127
BCI Home Equity Loan 1994-1 B (C)
5.663%, 10/29/94                   3,112      3,124
Boulevard Auto Trust 1993-1 A
4.550%, 03/15/98                   1,867      1,838
CFC Grantor Trust TR14 A (B)
7.150%, 11/15/06                   1,208      1,194
Chemical Bank Grantor Trust 1988-B A
9.100%, 10/15/94                     782        783
Chemical Financial Acceptance
Corporation 1991-A A
6.450%, 12/15/97                   2,228      2,219
Comdisco Receivables Trust 1992-A A2
6.100%, 05/15/97                     524        524
Household Finance Home Equity
Loan 1991-3 A3
6.100%, 11/20/06                   3,312      3,285
Household Finance Home Equity
Loan 1992-1 A3
5.800%, 05/20/07                     172        170
Merrill Lynch Home Equity Loan 1991-1A
7.600%, 05/15/16                     404        404
Midlantic Automobile Grantor
Trust 1992-1 B
5.150%, 09/15/97                   2,498      2,484
Olympic Automobile Receivables
Trust 1993-D A
4.650%, 07/15/00                   3,488      3,387
Olympic Automobile
Receivables
Trust 1993-B A
4.950%, 10/15/99                   3,256      3,180
Olympic Automobile Receivables
Trust 1993-C B
4.600%, 02/15/00                   2,937      2,839
Orix Credit Alliance Owner
Trust 1993-A A2
4.300%, 08/17/98                   3,394      3,324
Premier Auto Trust 1992-1 A (B)
5.750%, 07/15/97                   1,035      1,032
Premier Auto Trust 1992-3 A
5.900%, 11/15/97                     130        129
Premier Auto Trust 1992-5 A
4.550%, 03/15/98                   2,635      2,569
Premier Auto Trust 1992-5 B
4.900%, 12/15/95                   2,059      2,021
Premier Auto Trust 1993-4 A2
4.650%, 02/02/99                   2,487      2,417
Premier Auto Trust 1993-4 B
4.950%, 02/02/99                  $3,252     $3,161
RCI Vacation Ownership
Mortgage Trust 1991-B (B)
7.500%, 08/25/98                   2,482      2,470
Security Pacific Home Equity 1991-A A1
8.250%, 03/10/06                      95         95
The Money Store Home Equity
Trust 1992-D1 A1
6.500%, 01/15/04                   2,003      1,979
The Money Store Home Equity
Trust 1993-B A1
5.400%, 08/15/05                   3,920      3,845
Union Federal Savings Bank
Trust 1993-B A
4.450%, 11/15/99                   2,486      2,425
Western Financial Grantor
Trust 1991-3 A
6.750%, 01/01/97                    472         473
Western Financial Grantor
Trust 1993-2 A2
4.700%, 10/01/98                  3,625       3,529
Western Financial Grantor
Trust 1993-4 A1
4.600%, 04/01/99                  3,723       3,588
Zions Auto Trust 1993-1 B
5.650%, 06/15/99                  3,242       3,170

TOTAL ASSET BACKED SECURITIES
(Cost $65,339)                               64,051

OTHER MORTGAGE BACKED OBLIGATIONS--9.2%
Mortgage Capital Funding 1993-C1 A1
5.250%, 05/25/15                  2,660       2,616
Mortgage Obligation Structured
Trust 1993-1 A1
6.350%, 10/25/18                  2,120       2,070
Resolution Trust 1992-11 A1A
7.000%, 10/25/24                  1,975       1,975
Resolution Trust 1992-C7 B
7.150%, 06/25/23                    683         673

TOTAL OTHER MORTGAGE BACKED OBLIGATIONS
(Cost $7,465)                                 7,334

MASTER NOTES--10.2%
Associates Corporation of
North America (A)
4.813%, 10/04/94                  1,367       1,367
Barclays (A)
4.779%, 10/03/94                  2,243       2,243
Goldman Sachs (A)
4.950%, 10/04/94                  2,207       2,207
Heller Financial
4.935%, 10/4/94 (A)              $2,342     $ 2,342

TOTAL MASTER NOTES
(COST $8,159)                                 8,159

TOTAL INVESTMENTS--99.7%
(Cost $80,963)                               79,544

OTHER ASSETS AND LIABILITIES--0.3%
 OTHER ASSETS AND LIABILITIES                   232

NET ASSETS
PORTFOLIO
SHARES--INSTITUTIONAL CLASS
($.0001 PAR VALUE--2 BILLION
AUTHORIZED) BASED ON 7,133,617
OUTSTANDING SHARES                           71,349

PORTFOLIO SHARES--RETAIL CLASS
A ($.0001 PAR VALUE--2 BILLION
AUTHORIZED) BASED ON 965,349
OUTSTANDING SHARES                            9,750

PORTFOLIO SHARES--RETAIL CLASS
B ($.0001 PAR VALUE--2 BILLION
AUTHORIZED) BASED ON 102
OUTSTANDING SHARES                                1

UNDISTRIBUTED NET INVESTMENT
INCOME                                           72

ACCUMULATED NET REALIZED GAIN
ON INVESTMENTS                                   23

NET UNREALIZED DEPRECIATION OF
INVESTMENTS                                  (1,419)

TOTAL NET ASSETS:--100.0%                   $79,776

NET ASSET VALUE, OFFERING
PRICE AND REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                  $  9.85

NET ASSET VALUE AND REDEMPTION
PRICE PER SHARE--RETAIL CLASS A             $  9.85

MAXIMUM SALES CHARGE OF 2.00% (1)               .20

OFFERING PRICE PER
SHARE--RETAIL CLASS A                       $ 10.05

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS
B (2)                                       $  9.84


(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or demand date.

(B) Security sold within terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under the guidelines established by the Board of Directors.

(C) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994.

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


INTERMEDIATE TERM INCOME FUND

DESCRIPTION                         PAR (000) VALUE (000)

ASSET BACKED SECURITIES--9.6%
BW Home Equity Trust 1990-1 1
9.250%, 09/15/05                      $   34    $   35
Chemical Financial Acceptance 1991-A 1
6.450%, 12/15/97                         813       810
Fleet Finance Home Equity 1990-1
8.900%, 01/16/06                         140       142
Household Finance Home
Equity 1993-2 A3
4.650%, 12/20/08                       3,013     2,866
Olympic Auto Receivables Trust 1993-D
4.750%, 07/15/00                       2,557     2,480
Olympic Auto Receivables Trust 1994-A
5.700%, 01/15/01                         563       552

TOTAL ASSET BACKED SECURITIES
(COST $7,110)                                    6,885

U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS--8.9%
FHLMC
6.000%, 11/15/08                       3,500     2,973
7.550%, 05/15/20                         731       734
8.000%, 10/15/20                       2,630     2,645
FNMA
14.750%, 03/01/12                          1         1

U.S. GOVERNMENT AGENCY MORTGAGE BACKED
OBLIGATIONS (Cost $6,803)                        6,353

OTHER MORTGAGE BACKED OBLIGATIONS--10.4%
Drexel Burnham Lambert Trust S2
9.000%, 08/01/18                         108       110
GECMS 1994-12 A4
6.000%, 04/25/09                       2,925     2,642
Kidder Peabody Mortgage Assets Trust 6F
7.950%, 07/20/18                         876       881
MDC Mortgage Funding P3
8.200%, 11/20/17                          34        34
Morgan Stanley Mortgage Trust W5
9.050%, 05/01/18                         202       206
Prudential Home Mortgage
Securities 1992-6 A3
7.000%, 04/25/99                       2,100     2,051
Resolution Trust 1991-M6 B2
7.000%, 06/25/21                       1,535     1,517

OTHER MORTGAGE BACKED OBLIGATIONS
(Cost $7,498)                                    7,441

U.S. TREASURY OBLIGATIONS--55.1%
U.S. Treasury Note
4.625%, 02/15/96                     $ 6,055   $ 5,924
5.750%, 10/31/97                       7,565     7,313
5.125%, 11/30/98                      11,015    10,206
6.375%, 01/15/00                       4,230     4,060
6.250%, 02/15/03                      13,065    11,999

U.S. TREASURY OBLIGATIONS
(Cost $40,512)                                  39,502

CORPORATE OBLIGATIONS--7.4%
Bear Stearns
6.500%, 06/15/00                      2,800      2,573
Farmers Group
8.250%, 07/15/96                        320        326
GMAC
7.650%, 01/16/98                      2,385      2,385

CORPORATE OBLIGATIONS (Cost $5,701)              5,284

MASTER NOTES--8.8%
Associates Corporation of North America
4.813%, 10/04/94 (A)                  1,631      1,631
Barclays
4.779%, 10/03/94 (A)                  1,364      1,364
Goldman Sachs
4.950%, 10/04/94 (A)                  1,433      1,433
Heller Financial
4.935%, 10/04/94 (A)                  1,915      1,915

MASTER NOTES (Cost $6,343)                       6,343

TOTAL INVESTMENTS--100.2%
(Cost $73,967)                                  71,808

OTHER ASSETS AND LIABILITIES--(0.2%)
 OTHER ASSETS AND LIABILITIES, NET                (155)

NET ASSETS
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
7,163,523 outstanding
shares                                         $71,418

Portfolio
shares--Retail Class
A $.0001 par value--2
billion authorized)
based on 335,760
outstanding shares                               3,367

Accumulated net
realized loss on
investments                                       (973)

Net unrealized
depreciation of
investments                                     (2,159)

TOTAL NET
ASSETS:--100.0%                                $71,653

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                          $  9.55

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $  9.55

MAXIMUM SALES CHARGE
OF 3.75%+                                          .37

OFFERING PRICE PER
SHARE--RETAIL CLASS A                          $  9.92

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or the demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". Pursuant to guidelines adopted by the Board of Directors, this issue is determined to be liquid.
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     GMAC--General Motors Acceptance Corporation
     GECMS--General Electric Capital Marketing Service

The accompanying notes are an integral part of the financial statements.


FIXED INCOME FUND

DESCRIPTION                          PAR (000)   VALUE (000)

U.S. TREASURY OBLIGATIONS--72.9%
U.S. Treasury Bond
7.250%, 08/15/22                       $23,730     $21,886
U.S. Treasury Note
4.625%, 02/15/96                        15,335      15,002
5.750%, 10/31/97                         3,080       2,977
5.125%, 02/28/98                         5,000       4,710
5.125%, 11/30/98                        10,990      10,182
6.000%, 10/15/99                         2,250       2,130
6.375%, 01/15/00                         3,000       2,879
6.250%, 02/15/03                        12,195      11,201
U.S. Treasury STRIPS
02/15/99                                 1,055         773

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $74,260)                                      71,740

U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS--1.2%
FHLMC
6.000%, 11/15/08                         1,275       1,083
8.000%, 06/15/20                             1           1
FNMA
8.500%, 08/25/18                           100         102
TOTAL U.S. GOVERNMENT AGENCY
MORTGAGE BACKED OBLIGATIONS
(Cost $1,338)                                        1,186

CORPORATE DEBT OBLIGATIONS--8.7%
Bear Stearns
9.125%, 04/15/98                         1,000       1,043
8.750%, 03/15/04                         1,000       1,009
Farmers Group
8.250%, 07/15/96                         1,755       1,790
General Foods
6.000%, 06/15/01                         1,440       1,289
General Motors Acceptence
6.150%, 05/11/98                         2,025       1,925
Morgan Stanley Group
7.320%, 01/15/97                           250         251
Nationsbank
7.750%, 08/15/04                         1,000         955
Torchmark
9.625%, 05/01/98                           250         263

TOTAL CORPORATE DEBT OBLIGATIONS
(Cost $8,752)                                        8,525

OTHER MORTGAGE BACKED OBLIGATIONS--9.7%
Collateralized Mortgage
Securities 88-13 C
8.000%, 09/20/19                           152         152
Countrywide Mortgage Backed
Securities 1994-G A3
6.500%, 04/25/24                       $ 2,380     $ 2,164
Drexel Burnham Lambert Trust S-2
9.000%, 08/01/18                           941         961
General Electric Capital Marketing
Services 1994-12 A4
6.000%, 04/25/09                         3,125       2,824
Morgan Stanley Mortgage
Trust W-5
9.050%, 05/01/18                            48          49
Prudential Home Mortgage
Securities 1992-6 A3
7.000%, 04/25/99                           900         879
Residential Funding 1992-36 A2 P11
5.700%, 11/25/07                         1,348       1,303
Resolution Trust 1991-M6 B2
7.000%, 06/25/21 (B)                     1,212       1,198

TOTAL OTHER MORTGAGE BACKED
OBLIGATIONS (Cost $9,774)                            9,530

ASSET BACKED SECURITIES--1.3%
BW Home Equity Trust 1990-1 1
9.250%, 09/15/05                           110         111
Dillon Reed Structured Finance
1993-K1 A1
6.660%, 08/15/10                           602         507
Olympic Auto Receivables Trust 1994-A
5.700%, 01/15/01                           724         710

TOTAL ASSET BACKED SECURITIES
(Cost $1,367)                                        1,328

MASTER NOTES--7.9%
Associates Corporation of North America
4.813%, 10/04/94 (A)                     2,553       2,553
Goldman Sachs
4.950%, 10/04/94 (A)                     2,824       2,824
Heller Financial
4.935%, 10/04/94 (A)                     2,361       2,361

TOTAL MASTER NOTES
(Cost $7,738)                                        7,738

REPURCHASE AGREEMENTS--4.8%
J.P. Morgan 4.594%, dated 09/30/94, matures
10/03/94, repurchase price $2,245,296
(collateralized by a U.S. Treasury Note,
par value $12,149,025, maturity 02/15/15,
market value $2,289,362)                             2,244

Merrill Lynch 4.562%, dated 09/30/94,
matures 10/03/94, repurchase price
$2,431,224 (collateralized by a U.S.
Treasury Note, par value $2,470,486,
interest rate of 4.25%, maturity of
01/31/95, market value of $2,479,392)             $  2,431

TOTAL REPURCHASE AGREEMENTS
(Cost $4,675)                                        4,675

TOTAL INVESTMENTS--106.5%
(Cost $107,904)                                    104,722

OTHER ASSETS AND LIABILITIES--(6.5%)
OTHER ASSETS AND LIABILITIES, NET                   (6,392)

NET ASSETS
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 8,700,311 outstanding shares               93,441

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
774,206 outstanding shares                           8,473

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
11,135 outstanding shares                              116

Undistributed net investment income                      6

Accumulated net realized loss on
investments                                           (524)

Net unrealized depreciation
of investments                                      (3,182)

TOTAL NET ASSETS:--100.0%                         $ 98,330

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                             $  10.37

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                             $  10.37

MAXIMUM SALES CHARGE OF 3.75% (1)                      .40

OFFERING PRICE PER SHARE--RETAIL CLASS A          $  10.77

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS B (2)               $  10.35

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or the demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under guidelines established by the Board of Directors.
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     STRIPS--Separately Trading of Registered Interest and Prinicpal of
     Securities

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


MANAGED INCOME FUND

DESCRIPTION                         PAR (000) VALUE (000)

ASSET BACKED SECURITIES--14.6%
Capital Auto Receivable Asset
Trust, A 1993-1
5.850%, 02/15/98                      $1,312     $1,291
HFC Home Equity Loan Trust,
1992-2
6.850%, 11/20/12                      2,241      2,196
Leasing Solution Receivable,
1994-1
5.575%, 03/15/99                      1,770      1,752
Orix Credit Alliance Owner Trust,
1993-A
4.600%, 08/17/98                      2,263      2,214

TOTAL ASSET BACKED SECURITIES
(Cost $7,514)                                    7,453

CORPORATE OBLIGATIONS--62.0%

AEROSPACE & DEFENSE--1.5%
Lockheed
4.570%, 05/11/95                        750        744

AUTO/RENTAL--1.0%
Hertz
8.000%, 04/01/95                        500        504

BANKING--3.0%
Citicorp
8.625%, 11/15/94                        500        501
Fleet/Norstar Financial Group
10.200%, 09/15/95                     1,000      1,034

TOTAL BANKING                                    1,535

BUSINESS CREDIT--3.9%
International Lease & Finance
7.000%, 11/07/94                        500        501
Xerox Credit
9.500%, 11/01/94                        500        501
5.375%, 07/15/95                      1,000        992

TOTAL BUSINESS CREDIT                            1,994

CHEMICALS--1.0%
7.830%, 05/09/95                        500        505

ENERGY & POWER UTILITIES--4.7%
Houston Light & Power
8.625%, 01/15/96                      1,000      1,024
Pacific Gas & Electric
4.500%, 06/01/96                        725        699
Pacificorp
8.410%, 02/01/95                        700        704

TOTAL ENERGY & POWER UTILITIES                   2,427

FINANCE--2.0%
Heller Financial
6.500%, 11/15/95                      1,000        998

FINANCE - RECEIVABLES--1.9%
IBM Credit
5.130%, 08/11/95                     $1,000     $  990

FOOD & BEVERAGE--2.0%
ConAgra
9.190%, 06/30/95                      1,000      1,020

INSURANCE--2.8%
Provident Life Capital
9.650%, 12/01/94                      1,425      1,432

MACHINERY--1.5%
Tenneco
9.625%, 11/15/94                        750        754

MEDICAL PRODUCTS & SERVICES--1.0%
Baxter International
8.200%, 04/01/95                        500        504

PAPER & PAPER PRODUCTS--0.9%
International Paper
9.625%, 10/15/95                        450        465

PERSONAL CREDIT--10.3%
American General Finance
9.500%, 12/15/94                        750        755
7.300%, 10/16/95                        500        504
Beneficial
6.060%, 06/30/95                      1,000        999
Commercial Credit Group
6.950%, 10/01/94                        500        500
Discover Credit
6.680%, 05/15/95                        500        502
Household Finance
9.250%, 04/01/95                        500        501
ITT Financial
7.125%, 10/01/94                      1,000      1,002
Nordstrom Credit
8.750%, 03/20/95                        500        504

TOTAL PERSONAL CREDIT                            5,267

PETROLEUM REFINING--2.0%
Ashland Oil
9.875%, 09/01/95                        500        514
Atlantic Richfield
10.375%, 07/15/95                       500        516

TOTAL PETROLEUM REFINING                         1,030

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--1.4%
Eastman Kodak
9.200%, 01/15/95                        700        705

RAILROADS--0.5%
Union Pacific
9.160%, 09/25/95                     $  250    $   256

RETAIL--4.9%
Dayton Hudson
4.820%, 04/01/96                      1,000        970
Super Valu Stores
5.875%, 11/15/95                        750        743
Wendy's International
12.125%, 04/01/95                       750        767

TOTAL RETAIL                                     2,480

SECURITY & COMMODITY BROKERS--9.3%
Goldman Sachs
7.000%, 11/29/94                      1,170      1,171
Lehman Brothers
12.500%, 10/15/94                       615        616
6.000%, 12/30/94                      1,000      1,000
Salomon
4.600%, 01/15/95                      1,000        995
4.800%, 05/15/95                      1,000        990

TOTAL SECURITY & COMMODITY BROKERS               4,772

SEMI-CONDUCTORS & RELATED DEVICES--1.1%
Intel Overseas, Zero
Coupon
0.00%, 05/15/95                         608        584

TELEPHONES & TELECOMMUNICATION--1.5%
Southwestern Bell
9.000%, 07/17/95                        750        762

TOBACCO--3.8%
Philip Morris
6.250%, 06/05/95                      1,000      1,000
8.875%, 07/01/96                        900        927

TOTAL TOBACCO                                    1,927

TOTAL CORPORATE OBLIGATIONS
(Cost $33,146)                                  31,655

FLOATING RATE CORPORATE NOTES--7.8%
Chemical Banking
5.237%, 02/15/95 (A)                  1,000      1,000
Citicorp
8.633%, 12/15/95 (A)                  1,000      1,002
FNMA
4.910%, 04/16/95 (A)                  1,000        999
Lockheed
5.325%, 05/11/95 (A)                  1,000      1,000

TOTAL FLOATING RATE CORPORATE NOTES
(Cost $4,062)                                    4,001

U.S. GOVERNMENT AGENCY OBLIGATIONS--1.9%
FHLMC
4.750%, 01/15/01                     $1,000    $   963

TOTAL U.S. GOVERNMENT AGENCY
OBLIGATIONS (Cost $1,004)                          963

MASTER NOTES--11.7%
Associates Corporation of North America
4.813%, 10/04/94 (B)                  1,355      1,355
Barclays Bank
4.779%, 10/03/94 (B)                  1,554      1,554
Goldman Sachs
4.950%, 10/04/94 (B)                  1,375      1,375
Heller Financial
4.935%, 10/04/94 (B)                  1,695      1,695

TOTAL MASTER NOTES (Cost $5,979)                 5,979

TOTAL INVESTMENTS--98.0%
(Cost $51,705)                                  50,051

OTHER ASSETS AND LIABILITIES--2.0%
OTHER ASSETS AND LIABILITIES, NET                1,014

NET ASSETS
PORTFOLIO SHARES--INSTITUTIONAL CLASS (NO
PAR VALUE--UNLIMITED AUTHORIZATION) BASED
ON 4,735,847 OUTSTANDING SHARES                 48,140

PORTFOLIO SHARES--RETAIL CLASS A (NO PAR
VALUE--UNLIMITED AUTHORIZATION) BASED ON
631,025 OUTSTANDING SHARES                       6,451

UNDISTRIBUTED NET INVESTMENT INCOME                  8

ACCUMULATED NET REALIZED LOSS IN
INVESTMENTS                                     (1,880)

NET UNREALIZED DEPRECIATION OF INVESTMENTS      (1,654)

TOTAL NET ASSETS:--100.0%                      $51,065

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                          $  9.51

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $  9.52

MAXIMUM SALES CHARGE OF 2.00%+                     .19

OFFERING PRICE PER SHARE--RETAIL CLASS A       $  9.71


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.

(A) Floating Rate Notes--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994.

(B) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association

The accompanying notes are an integral part of the financial statements.


INTERMEDIATE GOVERNMENT BOND FUND

DESCRIPTION                        PAR (000) VALUE (000)

U.S. TREASURY OBLIGATIONS--79.6%
U.S. Treasury Notes
5.875%, 05/15/95                     $1,750     $1,752
5.125%, 11/15/95                        500        495
6.125%, 07/31/96                      1,000        992
6.250%, 08/31/96                      2,500      2,483
6.500%, 05/15/97                      1,000        991
6.500%, 08/15/97                      3,000      2,967
5.750%, 10/31/97                        650        628
5.625%, 01/31/98                        550        527
7.875%, 04/15/98                      3,000      3,073
7.125%, 10/15/98                      1,000      1,001
5.125%, 11/30/98                        605        561
6.375%, 01/15/99                        100         97
6.750%, 05/31/99                        500        490
6.875%, 07/31/99                      2,000      1,968
7.125%, 09/30/99                        700        695
7.875%, 08/15/01                      1,000      1,023
7.500%, 11/15/01                      2,000      2,003
7.500%, 05/15/02                      1,000      1,000
6.375%, 08/15/02                        500        466
6.250%, 02/15/03                        500        459

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $23,943)                                  23,671

U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS--10.9%
FHLB
7.750%, 04/25/96                        510        519
7.750%, 02/26/97                      1,000      1,018
6.975%, 07/26/99                      1,000        980
7.440%, 08/10/01                        750        740

TOTAL U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS (Cost $3,309)                 3,257

REPURCHASE AGREEMENTS--6.0%
J.P. Morgan 4.594%, dated 09/30/94, matures
10/03/94, repurchase price $721,133
(collateralized by a Treasury Interest
Strip Coupon, total par value $3,901,963,
matures 02/15/15, market value $735,286)           721

Merrill Lynch 4.562%, dated 09/30/94,
matures 10/03/94, repurchase price
$1,061,343 (collateralized by U.S. Treasury
Note, total par value $1,078,483, matures
01/31/95, market value $1,082,371)               1,061

TOTAL REPURCHASE AGREEMENTS
(Cost $1,782)                                    1,782

TOTAL INVESTMENTS--96.5% (Cost $29,034)         28,710

OTHER ASSETS AND LIABILITIES--3.5%
OTHER ASSETS AND LIABILITIES, NET                1,043

NET ASSETS
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
3,093,853 outstanding
shares                                        $28,079

Portfolio
shares--Retail Class A
($.0001 par value--2
billion authorized)
based on 220,225
outstanding shares                              2,077
Accumulated net
realized loss on
investments                                       (79)

Net unrealized
depreciation of
investments                                      (324)

TOTAL NET
ASSETS:--100.0%                               $29,753

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                         $  8.98

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                         $  8.98

MAXIMUM SALES CHARGE OF 3.00%+                    .28
OFFERING PRICE PER
SHARE--RETAIL CLASS A                         $  9.26


+ The offer price is calculated by dividing the net asset value per share by 1 minus the maximum sales charge of 3.00%.

     FHLB--Federal Home Loan Bank

The accompanying notes are an integral part of the financial statements.



MORTGAGE SECURITIES FUND

DESCRIPTION                          PAR (000) VALUE (000)

U.S. GOVERNMENT AGENCY MORTGAGE
BACKED OBLIGATIONS--75.8%
FHLMC
7.250%, 12/01/98                         $147       $137
7.750%, 10/01/01                           95         91
8.500%, 10/01/01                           72         73
8.500%, 05/15/05                          615        616
7.400%, 10/15/05                        1,550      1,484
6.250%, 12/15/06                        1,000        896
6.500%, 09/01/07                          286        255
8.000%, 04/01/08                          352        342
8.000%, 10/01/08                          170        165
6.000%, 11/15/08                          615        522
8.750%, 09/01/09                          458        465
8.500%, 01/01/10                          145        144
14.500%, 02/01/11                           2          2
8.000%, 06/01/16                          106        103
9.000%, 07/01/16                           67         68
8.000%, 10/01/16                          162        157
7.500%, 11/01/16                          115        109
5.000%, 11/15/17                        1,500      1,359
FNMA
8.000%, 08/01/96                           12         12
9.148%, 06/01/97 (B)                       44         44
6.000%, 10/25/98                        1,636      1,605
5.750%, 11/25/98                        1,239      1,200
8.000%, 05/01/08                          235        229
6.000%, 06/25/08                        1,300      1,077
7.000%, 11/25/10                          191        181
14.750%, 03/01/12                          63         72
5.900%, 07/25/15                        1,500      1,370
8.250%, 07/25/15                        1,662      1,694
8.500%, 01/01/17                          220        221
7.500%, 04/01/18                          136        129
8.500%, 08/25/18                          700        715
7.000%, 10/25/19                        1,500      1,378
6.750%, 11/25/19                        1,000        940
5.000%, 05/25/23                        1,400      1,254
GNMA
10.250%, 05/15/98                          64         70
10.750%, 09/15/98                          47         51
10.750%, 10/15/00                         127        138
10.750%, 01/15/01                         138        151
6.500%, 06/15/03                          180        158
8.000%, 08/15/06                          133        129
8.000%, 08/15/07                          217        211
8.500%, 07/15/08                           38         38
8.500%, 08/15/08                          276        276
9.500%, 08/15/09                           14         15
14.000%, 10/15/12                           9         11
12.000%, 03/15/14                          63         72
12.000%, 03/15/15                      $   28    $    32
12.000%, 04/15/15                          26         29
12.000%, 06/15/15                          47         54
10.000%, 03/15/16                          38         41
9.500%, 09/15/16                          200        211
9.000%, 10/15/16                           21         21
9.000%, 02/15/17                          445        457
9.500%, 11/15/18                          440        463

TOTAL U.S. GOVERNMENT AGENCY
MORTGAGE BACKED OBLIGATIONS
(Cost $22,926)                                    21,737

OTHER MORTGAGE BACKED OBLIGATIONS--16.6%
American Housing Trust 3 B
7.500%, 08/25/12                        1,250      1,237
Bear Stearns Secured Investors
Trust 1991-2 E
7.500%, 12/20/98                        1,500      1,512
Collateralized Mortgage Obligation
Trust 63 D
9.000%, 04/20/97                        1,449      1,486
Morgan Stanley Mortgage Trust W 5
9.050%, 05/01/18                          513        524

TOTAL OTHER MORTGAGE BACKED OBLIGATIONS (Cost
$4,807)                                            4,759

MASTER NOTES--6.6%
Goldman Sachs
4.950%, 10/04/94 (A)                      823        823
Heller Financial
4.935%, 10/04/94 (A)                    1,068      1,068

TOTAL MASTER NOTES (Cost $1,891)                   1,891

TOTAL INVESTMENTS--99.0%
(Cost $29,624)                                    28,387

OTHER ASSETS AND LIABILITIES--1.0%
OTHER ASSETS AND LIABILITIES, NET                    287

NET ASSETS
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
2,926,027 outstanding
shares                                          $29,706

Portfolio
shares--Retail Class
A ($.0001 par
value--2 billion
authorized) based on
26,373 outstanding
shares                                              267

Accumulated net
realized loss on
investments                                         (62)

Net unrealized
depreciation of
investments                                      (1,237)

TOTAL NET
ASSETS:--100.0%                                 $28,674

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                           $  9.71

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                           $  9.71

MAXIMUM SALES CHARGE
OF 3.75%+                                           .38

OFFERING PRICE PER
SHARE--RETAIL CLASS A                           $ 10.09


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

(B) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994.
     FNMA--Federal National Mortgage Association
     GNMA--Government National Mortgage Association
     FHLMC--Federal Home Loan Mortgage Corporation

The accompanying notes are an integral part of the financial statements.


LIMITED TERM TAX FREE INCOME FUND

DESCRIPTION                            PAR (000) VALUE (000)

MUNICIPAL BONDS--97.0%

ALASKA--2.7%
Anchorage, Telephone Utility (RB)
(AMBAC)
3.500%, 12/01/96                           $250      $244
Spring Creek, Correctional Center,
Series A, Prerefunded @ 102 (COP) (CGIC)
9.500%, 10/01/95                            200       214

TOTAL ALASKA                                          458

CALIFORNIA--14.9%
Los Angeles, Series A (GO)
4.750%, 02/01/95                            250       250
San Francisco, Port Commission (RB)
4.400%, 07/01/96                            500       496
San Marcos, Zero Coupon (COP)
0.000%, 03/02/95                            300       295
Sonoma County (COP)
4.600%, 08/01/96                            470       468
State (GO)
6.000%, 05/01/97                            500       512
State, Series C (RAN)
5.750%, 04/25/96                            500       506

TOTAL CALIFORNIA                                    2,527

GEORGIA--3.1%
Cobb County and Marietta, Water
Authority, Prerefunded @ 102 (RB)
9.000%, 11/01/95                            250       267
Cobb County, School District (GO)
6.125%, 02/01/96                            250       256

TOTAL GEORGIA                                         523

ILLINOIS--7.0%
State Development Finance Authority,
School District, Zero Coupon (GO)
(FGIC)
0.000%, 12/01/96                            455       411
State Educational Facilities
Authority, Art Institute Of Chicago
(RB)
3.900%, 03/01/95                            225       224
State Educational Facilities
Authority, Columbia College (RB)
4.000%, 12/01/94                            155       155
State Metropolitan Pier & Exposition
Authority, Zero Coupon (RB) (AMBAC)
0.00%, 12/15/94                             200       199
State Sales Tax, Series S (RB)
3.250%, 06/15/95                            200       199

TOTAL ILLINOIS                                      1,188

INDIANA--2.9%
Indianapolis, Local Public
Improvement, Series A (RB)
4.850%, 01/10/95                           $215    $  216
New Albany, Sewer Works (RB) (AMBAC)
5.200%, 09/01/95                            270       272

TOTAL INDIANA                                         488

KENTUCKY--1.6%
Kenton County, Hospital Facilities,
Saint Elizabeth Medical Center,
Prerefunded @ 102 (RB) (AMBAC)
9.300%, 11/01/95                            250       268

LOUISIANA--2.3%
State Deepwater Port Authority,
Series B (RB)
4.600%, 09/01/95                            200       200
State Public Facilities Authority,
St. Francis Medical Center Project
(RB) (FSA)
3.550%, 07/01/96                            200       197

TOTAL LOUISIANA                                       397

MAINE--2.9%
State Highway Authority (RB)
6.000%, 04/15/96                            480       491

MASSACHUSETTS--4.1%
State Housing Finance Agency, Insured
Rental Housing, Series A (RB) (AMBAC)
(AMT)
4.900%, 01/01/97                            250       248
State Port Authority, Series A (RB)
3.600%, 07/01/95                            250       249
State Water Resource Authority (RB)
4.125%, 10/15/95                            200       200

TOTAL MASSACHUSETTS                                   697

MINNESOTA--10.5%
Fridley, Commercial Developement,
Mandatory Put @ 100 (RB) (NBOC)
4.900%, 09/01/96                            235       234
Minneapolis, Special School District
#001 (COP)
4.750%, 06/01/96                            300       299
Minnetonka, Multifamily Housing,
Southampton Apartments Project,
Mandatory Put @ 100 (RB) (NBOC)
4.750%, 06/01/95                            500       500
Southern Municipal Power Agency, Series
B (RB)
4.500%, 01/01/96                           $500    $  498
Western Municipal Power Agency, Series
A, Prerefunded @ 102 (RB)
9.500%, 01/01/96                            225       243

TOTAL MINNESOTA                                     1,774

NEBRASKA--3.5%
Omaha, Public Power District, Series B (RB)
3.400%, 02/01/95                            300       299
Omaha, Public Power District,
Series D (RB)
3.300%, 02/01/95                            300       299

TOTAL NEBRASKA                                        598

NEVADA--1.9%
Las Vegas Valley, Water Distribution
(RB) (AMBAC)
9.500%, 08/01/95                            300       314

NEW MEXICO--1.8%
Albuquerque Airport, Gross Receipts Tax
(RB)
8.250%, 07/01/95                            300       309

NEW YORK--1.6%
State Medical Care Facilities, Series
A, Prerefunded @ 102 (RB) (AMBAC)
8.500%, 01/15/96                            250       268

NORTH DAKOTA--1.9%
Cass County, Hospital Facility,
Mandatory Sinking Fund (RB)
8.500%, 09/01/97                            300       314

OHIO--1.2%
State Building Authority (RB)
3.250%, 04/01/95                            200       199

RHODE ISLAND--5.9%
Pawtucket (GO) (FGIC)
7.750%, 04/15/97                            750       796
State (GO)
6.900%, 06/15/95                            200       204

TOTAL RHODE ISLAND                                  1,000

SOUTH CAROLINA--1.6%
Florence County, Mcleod Regional
Medical Center Project, Series B,
Prerefunded @ 102 (RB) (FGIC)
8.300%, 11/01/95                            250       265

TENNESSEE--1.6%
State Local Developement Authority, Community
Provider Loan Program (RB)
4.600%, 10/01/96                           $275    $  273

TEXAS--10.8%
Dallas, Waterworks & Sewer (RB)
8.200%, 04/01/97                            500       538
Panhandle Plains, Higher Education
Authority, Mandatory Put
@ 100 (RB) (SLMA)
3.650%, 03/02/95                            300       300
San Antonio (GO)
8.000%, 08/01/95                            250       258
State (GO)
6.700%, 12/01/96                            320       336
State, Prerefunded @ 100 (GO)
8.000%, 10/01/95                            200       207
Texas Tech University (RB)
3.350%, 02/15/95                            200       199

TOTAL TEXAS                                         1,838

UTAH--1.9%
State Intermountain Power Agency, 1985
Series A, Prerefunded @ 102.50 (RB)
9.250%, 07/01/95                            300       319

VIRGINIA--2.6%
Fairfax County, Water Authority (RB)
3.350%, 04/01/96                            250       245
Virginia Beach (GO)
3.350%, 07/15/95                            200       199

TOTAL VIRGINIA                                        444

WASHINGTON--6.4%
Seattle, Municipal Power & Light (RB)
3.450%, 05/01/95                            300       298
South Columbia Basin (RB)
4.800%, 12/01/95                            200       201
State Public Power Supply, Nuclear
Project #3, Series C (RB)
3.500%, 07/01/95                            300       298
State, Series R-94A (GO)
3.400%, 08/01/95                            300       297

TOTAL WASHINGTON                                    1,094

WISCONSIN--2.3%
Kenosha, Public And Miscellaneous Improvements,
Series A, Promissory
Notes, (GO) (AMBAC)
3.800%, 04/01/95                            200       200
Milwaukee (GO)
3.750%, 06/15/95                           $200   $   199

TOTAL WISCONSIN                                       399

TOTAL MUNICIPAL BONDS (Cost $16,525)               16,445

CASH EQUIVALENTS--1.1%
Federated Minnesota Municipal
Cash Trust (A)
3.304%, 10/07/94                              55          55
Federated Tax Free Money Market (A)
3.294%, 10/07/94                             125         125

TOTAL CASH EQUIVALENTS (Cost $180)                       180

TOTAL INVESTMENTS--98.1%
(Cost $16,705)                                        16,625

OTHER ASSETS AND LIABILITIES--1.9%
OTHER ASSETS AND LIABILITIES, NET                        323

NET ASSETS
Portfolio shares--Institutional Class (no par
value--unlimited authorization) based on
1,643,218 outstanding shares                          16,441

Portfolio shares--Retail Class a (no par
value--unlimited authorization) based on 60,241
outstanding shares                                       602

ACCUMULATED NET REALIZED LOSS ON INVESTMENTS             (15)

NET UNREALIZED DEPRECIATION OF INVESTMENTS               (80)

TOTAL NET ASSETS:--100.0%                            $16,948

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                 $  9.95

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $  9.95

MAXIMUM SALES CHARGE OF 2.00%+                           .20

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 10.15

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or demand date.

     GO--General Obligation
     RB--Revenue Bond
     COP--Certificates of Participation
     RAN--Revenue Anticipation Notes
     AMT--Alternative Minimum Tax
     AMBAC--American Municipal Bond Assurance Company
     SLMA--Student Loan Marketing Association
     NBOC--National Bank of Canada
     FGIC--Financial Guaranty Insurance Corporation
     FSA--Financial Security Assurance
     CGIC--Capital Guaranty Insurance Company

The accompanying notes are an integral part of the financial statements.


INTERMEDIATE TAX FREE FUND

DESCRIPTION                             PAR (000) VALUE (000)

MUNICIPAL BONDS--93.4%

ALABAMA--1.3%
Jefferson County, Sewer System
(RB) (MBIA)
5.000%, 09/01/01                             $100     $ 98

CALIFORNIA--11.0%
Contra Costa, Water Authority, Callable 10/01/04
@ 102 (RB) (MBIA)
5.800%, 10/01/07                              200      196
Orange County, Transportation
Authority, Callable 02/15/02
@ 102 (RB)
5.700%, 02/15/03                              200      202
San Diego, Callable 01/01/04
@ 101 (RB)
5.625%, 01/01/06                              200      198
State Health Facilities Authority,
Callable 10/01/98 @ 102 (RB) (CMI)
7.250%, 10/01/99                              200      209

TOTAL CALIFORNIA                                       805

COLORADO--1.9%
Aurora, Single Family Mortgage,
Series 1993-A (RB)
3.875%, 05/01/00                               60       59
Colorado Springs, Utilities, Series A,
Prerefunded @ 100 (RB)
8.000%, 05/15/97                               20       22
Denver, City & County Refunding,
Callable 09/01/01 @ 100 (RB)
5.100%, 09/01/05                               60       57

TOTAL COLORADO                                         138

FLORIDA--0.4%
Dade County, Senior High School
Facilities, Series A, Callable 07/01/95
@ 102 (COP) (LOC: Sumitomo Bank)
6.900%, 07/01/97                               15       15
North Brevard County, Health, Hospital,
And Nursing Home Improvements, Jess
Parish Memorial Hospital (RB) (AMBAC)
6.800%, 09/01/96                               15       16

TOTAL FLORIDA                                           31

GEORGIA--0.2%
State Municipal Electric Power
Authority, Series P (RB)
7.200%, 01/01/98                               15       16

IDAHO--1.5%
State Health Facilities Authority, Saint
Joseph Medical Center (RB) (MBIA)
4.950%, 07/01/06                             $100     $ 93
State Housing Agency, Single Family
Mortgage (RB)
5.900%, 07/01/99                               15       15

TOTAL IDAHO                                            108

ILLINOIS--6.0%
Central Lake County, Joint Action Water
Agency (RB) (FGIC)
5.100%, 05/01/03                              100       95
Chicago, Public Improvements, Series A
(GO) (AMBAC)
4.700%, 01/01/98                               25       25
Lake County, Water & Sewer System,
Series A, Prerefunded @ 100 (RB) (AMBAC)
6.800%, 12/01/01                               25       27
Lansing, Sales Tax, Callable @ 102
12/01/02 (RB) (AMBAC)
5.350%, 12/01/04                              200      196
Rockford, Park District, Series B,
Callable 01/01/99 @ 100 (GO)
4.400%, 01/01/00                               75       70
Springfield, Miscellaneous Improvements
(GO)
6.550%, 12/01/98                               25       26

TOTAL ILLINOIS                                         439

INDIANA--2.6%
Perry Township, Multi-school Building,
Escrowed To Maturity (RB) (STAID)
7.000%, 07/01/97                               15       16
Tippecanoe County, Lafayette Building
Authority (RB)
4.750%, 01/01/00                              100       97
Transportation Authority,
Series A (RB)
5.400%, 12/01/97                               75       76

TOTAL INDIANA                                          189

IOWA--1.9%
Davenport, Home Ownership Mortgage,
Series 1994 (RB)
4.000%, 03/01/03                              140      138

MICHIGAN--2.6%
Dearborn, School District Callable
05/01/03 @ 101.5 (GO) (MBIA)
4.850%, 05/01/05                             $100     $ 91
St. Joseph, Hospital Finance Authority,
Mercy Memorial Medical Center (RB)
(AMBAC)
4.750%, 01/01/02                              100       95

TOTAL MICHIGAN                                         186

MINNESOTA--8.5%
Minneapolis & St Paul, Housing &
Redevelopment Authority, Callable
11/15/03 @ 102 (RB) (AMBAC)
4.750%, 11/15/18                              100       79
Robbinsdale, North Memorial
Medical Center, Series B Callable
05/15/03 @ 102 (RB) (AMBAC)
5.450%, 05/15/13                              150      136
Saint Louis Park, Health Care
Facilities, Series A (RB) (AMBAC)
4.300%, 07/01/00                              100       95
Southern Minnesota, Municipal
Power Authority, Callable 01/01/03
@ 102 (RB)
5.600%, 01/01/04                              200      196
State Higher Education Facilities
Authority, Saint Catherines College,
Series 3-M2 (RB) (CL)
4.800%, 10/01/98                               25       25
Wayzata, School District, Series B,
Callable 02/01/03 @ 100 (GO) (FGIC)
4.900%, 02/01/07                              100       90

TOTAL MINNESOTA                                        621

MISSOURI--4.8%
Kansas City, Metropolitan Community
Colleges Building, Series B (RB) (FGIC)
4.050%, 07/01/98                               40       39
Kansas City, School District (RB) (FGIC)
6.300%, 02/01/00                              300      314

TOTAL MISSOURI                                         353

MONTANA--1.3%
State Health Facility Authority, Holy
Rosary Hospital Project, Series 1993
(RB) (MBIA)
4.400%, 07/01/01                              100       95

NEBRASKA--0.3%
State Public Power District, Series A, Callable
01/01/03 @ 102 (RB)
5.200%, 01/01/07                             $ 25     $ 23

NORTH DAKOTA--11.2%
Bismarck, Hospital Authority (RB) (AMBAC)
6.250%, 05/01/99                              200      208
Fargo, Water Authority Callable
1-12/01/04 @ 100 (RB) (MBIA)
5.000%, 01/01/05                              300      274
State Building Authority (RB) (AMBAC)
6.900%, 06/01/97                              300      314
State Municipal Bond Bank, Capital
Financing Program, Series E (RB)
6.400%, 12/01/95                               20       21

TOTAL NORTH DAKOTA                                     817

OKLAHOMA--2.9%
Oklahoma County, Home Finance
Authority Zero Coupon (RB), Escrowed
To Mandatory Put Date @ 56.915
0.000%, 03/01/06                              790      214

OREGON--9.1%
Deschutes & Jefferson Counties, School
District (GO) (MBIA)
5.000%, 06/01/02                              200      194
Multnomah County, School District (GO)
5.100%, 06/01/03                              200      194
State (GO)
7.000%, 07/01/01                              250      272

TOTAL OREGON                                           660

PENNSYLVANIA--3.9%
Commonwealth, Callable 05/01/04 @ 101.5
(GO)
5.300%, 05/01/06                              300      284

SOUTH CAROLINA--1.4%
Beaufort County, (GO) (MBIA)
5.200%, 12/01/98                              100      101

SOUTH DAKOTA--0.7%
State Building Authority, Series B
Callable 09/01/01 @ 100 (RB)
6.600%, 09/01/04                               25       26
State Health And Education, Rapid City
Regional Hospital (RB) (MBIA)
5.300%, 09/01/00                               25       25

TOTAL SOUTH DAKOTA                                      51

TEXAS--1.6%
Addison, Water & Sewer System (RB)
(AMBAC)
4.400%, 05/01/99                             $100     $ 98
San Antonio, Electric And Gas
Improvement (RB)
6.900%, 02/01/96                               15       15

TOTAL TEXAS                                            113

VIRGINIA--4.0%
Virginia Beach, Callable 11/01/04
@ 102 (GO) (STAID) *Non-income producing security
5.500%, 11/01/05                              300      293

WASHINGTON--3.1%
Pierce County, School District #10
Callable 06/01/96 @ 100 (GO)
6.700%, 06/01/97                               15       15
Seattle, (GO)
4.200%, 12/01/99                               25       23
Snohomish County, School District
#15 EDMONDS (GO) (MBIA)
5.100%, 12/01/02                              100       97
State Health Care Facilities, Dominican
Health Services (RB) (CL)
5.200%, 06/01/01                               75       74
State Health Care Facilities, Tacoma
Multi-care Medical Center (RB) (FGIC)
7.150%, 08/15/98                               15       16

TOTAL WASHINGTON                                       225

WASHINGTON, D.C.--2.9%
DISTRICT OF COLUMBIA, CALLABLE 6/01/98 @
101.5 (GO) (MBIA)
6.750%, 06/01/01                              200      209

WEST VIRGINIA--0.2%
State Hospital Finance Authority, West
Virginia University Medical Center,
Callable 01/01/98 @ 102 (RB) (MBIA)
7.400%, 01/01/99                               15       16

WISCONSIN--7.5%
Kenosha, Promissory Notes, Series A (GO)
(AMBAC)
4.900%, 04/01/99                               75       74
Oak Creek, Water Works System, Callable
12/95 @ 100 (RB)
5.600%, 12/01/96                               25       25
State Health & Education Authority,
Marquette University Project Callable
12/01/01 @ 100 (RB) (MBIA)
5.400%, 12/01/03                             $ 60     $ 58
State Health And Educational Facilities,
Childrens Hospital, Series B (RB) (FGIC)
6.500%, 08/15/95                               15       15
State, Prerefunded @ 100 (GO)
6.900%, 05/01/98                              300      318
Wausau, Sewer System (RB)
5.300%, 01/01/02                               60       59

TOTAL WISCONSIN                                        549

WYOMING--0.6%
State Community Development Authority,
Single Family Mortgage, Series A (RB)
(FHA)
6.400%, 06/01/95                               15       15
Sweetwater, Pollution Control,
Pacific Power & Light Project,
Prerefunded 12/01/01 @ 100 (RB)
6.500%, 12/01/01                               25       27

TOTAL WYOMING                                           42

TOTAL MUNICIPAL BONDS (Cost $6,912)                  6,814

CASH EQUIVALENTS--4.7%
Federated Minnesota Municipal Cash Trust
3.304%, 10/07/94                               68       68
Federated Tax Free Money Market
3.294%, 10/07/94                              273      273

TOTAL CASH EQUIVALENTS (Cost $341)                     341

TOTAL INVESTMENTS--98.1%
(Cost $7,253)                                        7,155

OTHER ASSETS AND LIABILITIES--1.9%
OTHER ASSETS AND LIABILITIES, NET                      141

NET ASSETS
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
599,982 outstanding shares                          $6,269

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 109,654
outstanding shares                                   1,166

Accumulated net realized loss on investments           (41)

Net unrealized depreciation of
investments                                            (98)

TOTAL NET ASSETS:--100.0%                           $7,296

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                          $10.28

NET ASSET VALUE AND REDEMPTION
PRICE PER SHARE--RETAIL CLASS A                     $10.28

MAXIMUM SALES CHARGE OF 3.00%+                         .32

OFFERING PRICE PER SHARE--RETAIL CLASS A            $10.60


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or demand date.

     GO--General Obligation
     RB--Revenue Bond
     AMBAC--American Municiapl Bond Assurance Company
     CL--Connie Lee
     CMI--California Municipal Insurers
     FGIC--Financial Guaranty Insurance Corporation
     FHA--Federal Housing Authority
     MBIA--Municipal Bond Insurance Association
     STAID--State Aid Withholding
     COP--Certificates of Participation
     LOC--Letter of Credit

The accompanying notes are an integral part of the financial statements.


COLORADO INTERMEDIATE TAX FREE FUND

DESCRIPTION                          PAR (000) VALUE (000)

MUNICIPAL BONDS--98.9%

COLORADO--98.9%
Adams County, School District
(GO) (FGIC)
6.000%, 12/01/00                          $250     $261
Arapahoe County (COP) (AMBAC)
5.650%, 12/01/98                           125      128
Arapahoe County, Cherry Creek School
District #5, Callable 12/15/95 @ 102 (GO)
5.600%, 12/15/97                           350      357
Auraria, Higher Education Center,
Callable 04/01/03 @ 101 (RB) (FSA)
5.000%, 04/01/05                           200      186
Aurora, Callable 12/01/04 @ 101 (COP)
6.000%, 12/01/06                           350      343
Aurora, Single Family Mortgage,
Series 1993A, Callable 11/01/94 @ 100
(RB)
3.875%, 05/01/00                            15       15
Boulder Valley, School District
#Re 2, Series A (GO)
5.500%, 10/15/99                            75       76
Boulder, Callable 10/01/01 @ 101 (GO)
5.700%, 10/01/04                           250      249
Boulder, Larimer, & Weld Counties,
Vrain Valley School District,
Prerefunded @ 101 (GO)
7.200%, 12/15/99                           400      436
Boulder, Urban Renwal Tax Allocation
(RB) (MBIA)
5.700%, 03/01/00                           150      153
Breckenridge, Excise Tax (RB) (MBIA)
5.100%, 12/01/00                           400      397
Broomfield, Callable 11/01/96 @ 101 (GO)
7.600%, 11/01/03                           350      371
Centennial Water & Sanitation, Series A,
Callable 12/01/96 @ 101 (GO) (SWB)
4.750%, 12/01/97                           200      198
Colorado Springs, Colorado College
Project (RB)
4.100%, 06/01/99                            30       29
Colorado Springs, Series A, Callable
11/15/01 @ 102 (RB)
6.625%, 11/15/04                            40       43
Denver, City & County Airport, Series F
(RB) (BOM) (AMT) (A)
3.850%, 11/15/25                           300      300
Denver, City & County School
District #1 (GO)
5.600%, 06/01/08                           350      329
Denver, Major League Baseball Stadium
District, Revenue Refunding & Import
Sales Tax, Series A (RB) (FGIC)
5.800%, 10/01/98                          $ 50     $ 52
Eagle, Garfield, & Routt Counties,
School District #50J Callable
12/01/04 @ 102 (GO) (FGIC)
6.125%, 12/01/09 (B)                       390      389
El Paso County, School District #020 (GO)
6.100%, 12/01/99                           150      152
Fort Collins, Callable 12/01/02 @ 101 (GO)
5.550%, 12/01/03                            75       75
Fort Collins, Downtown Development
Authority (RB) (MBIA)
6.200%, 06/01/01                            75       78
Fort Collins, Sales & Use Tax (RB) (FGIC)
4.900%, 06/01/01                           100       98
Jefferson County, Callable 12/15/02
@ 101 (GO) (AMBAC)
5.900%, 12/15/04                           350      357
Jefferson County, Industrial
Development (RB)
6.625%, 09/01/01                            65       68
Jefferson County, Metropolitain Y.M.C.A.,
Callable 08/01/04 @ 100 (RB)
7.500%, 08/01/08                           200      197
La Plata County, School Districts
#9 and Durango, Callable 11/01/02
@ 101 (GO) (FGIC)
6.200%, 11/01/05                           400      412
Larimer County (GO)
5.400%, 12/15/04                           125      121
Larimer, Weld, & Boulder Counties,
School District #R-2J Thompson,
Callable 12/15/04 @ 100 (GO)
5.900%, 12/15/06                           350      347
Longmont (GO)
5.250%, 11/15/01                            75       75
Platte River Power Authority, Series BB (RB)
5.500%, 06/01/02                           150      150
Poudre Valley, Hospital District (RB)
4.600%, 11/15/99                            50       48
Pueblo, Urban Renewal Authority,
Callable 12/01/03 @ 101 (RB)
5.800%, 12/01/09                           150      146
State Board of Agriculture, Fort
Lewis College (RB) (FGIC)
6.000%, 10/01/02                           200      207
State Colleges Board, Mesa State College,
Series B Enterprise, Callable 05/15/04
@ 101 (RB) (MBIA)
5.500%, 05/15/09                          $200   $  187
State Housing Finance Authority (RB)
5.000%, 06/01/04                           100       94
State Housing Finance Authority,
Multifamily Housing, Series A (RB) (FHA)
5.125%, 10/01/03                           100       95
State Housing Finance Authority,
Single Family Mortgage, Series C-2
(RB) (FHA) (AMT)
6.850%, 08/01/22                            90       90
State Regional Transit District,
Sales Tax (RB) (FGIC)
4.875%, 11/01/01                            75       73
State Student Loan Obligation
Authority, Series A (RB)
6.250%, 06/01/96                           125      129
State Water Resource & Power
Development Authority, Callable
09/01/02 @ 101 (RB) (FSA)
5.900%, 09/01/03                            75       77
State Water Resources & Power
Development Authority, Clean Water,
Callable 09/01/02 @ 102 (RB)
5.800%, 09/01/06                           150      150
Thornton, Callable 12/01/02
@ 101 (GO) (FGIC)
5.650%, 12/01/03                           150      151

TOTAL COLORADO                                    7,889

TOTAL MUNICIPAL BONDS
(Cost $7,921)                                     7,889

CASH EQUIVALENTS--3.2%
Federated Tax Free Money Market (A)
3.294%, 10/07/94                          $252   $  252

TOTAL CASH EQUIVALENTS (Cost $252)                  252

TOTAL INVESTMENTS--102.1%
(Cost $8,173)                                     $8,141

(A) Variable Rate with Demand Features--the rate reported in the Schedule of Investments is the rate in effect as of September 30, 1994

(B)  When issued security (Cost $389,009)

     AMT--Alternative Minimum Tax
     COP--Certificates of Participation
     GO--General Obligation
     RB--Revenue Bond
     AMBAC--American Municipal Bond Assurance Company
     FGIC--Financial Guaranty Insurance Company
     FHA--Federal Housing Authority
     FSA--Financial Security Assurance
     SWB--Swiss Bank
     MBIA--Municipal Bond Insurance Company
     BOM--Bank of Montreal

The accompanying notes are an integral part of the financial statements.


MINNESOTA INSURED INTERMEDIATE TAX FREE FUND

DESCRIPTION                           PAR (000) VALUE (000)

MUNICIPAL BONDS--95.3%

MINNESOTA--95.3%
Anoka County Solid Waste Disposal
(RB) (CFC) (AMT)
6.000%, 12/01/98                         $500     $507
Anoka-Hennepin, Callable 02/01/03 @
100 (GO) (FGIC)
4.875%, 02/01/07                          500      448
Becker, Tax Increment, Series D,
Callable 08/01/04 @ 100 (GO) (MBIA)
6.000%, 08/01/07                          500      493
Bloomington, Mall of America
Project, Series A, Callable 02/01/04
@ 100 (RB) (FSA)
5.450%, 02/01/09                          800      778
Burnsville Apartment Projects, Series A,
Putable 12/01/98 (RB) (PMLIC)
5.000%, 12/01/08                          500      496
Coon Rapids, Single Family Mortgage,
Callable 09/01/04 @ 102 (RB)
5.900%, 09/01/06                          500      492
Dakota County, Housing & Redevelopment
Authority, Single Family Mortgage, Callable
09/01/98 @ 103 (RB) (GNMA, FHA/VA
Credit Support)
7.250%, 03/01/06                          900      900
Dakota County, Single Family
Mortgage, Series 1994A, Callable
04/01/04 @ 102 (RB) (FNMA) (AMT)
6.250%, 10/01/04                          500      500
Dakota, Washington & Stearns
Counties, Single Family Mortgage,
Callable 03/01/04 @ 102 (RB)
(FNMA) (AMT)
6.000%, 09/01/04                          650      645
Duluth, Economic Development
Authority, Health Care Facilities,
Callable 11/01/02 @ 102
(RB) (AMBAC)
6.100%, 11/01/04                          500      512
Mahtomedi, Independent School
District (GO) (FGIC)
4.250%, 02/01/02                          100       92
Mankato, Independent School
District, Series A, Callable
02/01/04 @ 100 (GO) (CGIC)
5.000%, 02/01/05                          800      749
Minneapolis & St. Paul, Housing
Finance Board, Single Family
Mortgage, Series A (RB) (AMT)
(GNMA, FHA/VA Credit Support)
7.875%, 12/01/12                         $ 50     $ 50
Minneapolis & St.Paul Metropolitan
Airports, Callable 01/01/99 @ 102
(RB) (AMT)
7.800%, 01/01/11                          500      543
Minneapolis, Community Development
Agency, (RB) (MBIA)
7.000%, 03/01/01                          800      871
Minneapolis, Convention Center,
Prerefunded @ 102, (RB) (AMBAC)
7.400%, 04/01/96                          250      265
Minneapolis, Health Care Facilities,
Callable 11/15/02 @ 102 (RB) (MBIA)
5.100%, 11/15/05                          700      655
Minneapolis, Hennepin Avenue,
Series C (GO)
6.200%, 03/01/02                          750      788
Northern Municipal Power Agency,
Minnesota Electric, Series A, Callable
01/01/03 @ 102 (RB) (AMBAC)
5.700%, 01/01/05                          800      801
Plymouth Health Facilities,
Callable 06/01/04 @ 102 (RB) (CGIC)
6.200%, 06/01/11                          800      798
Robbinsdale, North Memorial
Medical Center Project, Escrowed
To Maturity, (RB) (AMBAC)
6.750%, 01/01/97                          400      418
Rochester, St. Mary's Hospital
Project, Escrowed To Maturity (RB)
5.750%, 10/01/07                          500      489
Rosemount, Independent School
District, Series B, (GO) (FGIC)
5.600%, 02/01/98                          500      509
Saint Louis Park, Health Care
Facilities, Series A (RB) (AMBAC)
4.300%, 07/01/00                          100       95
Saint Louis Park, Methodist
Hospital Facilities, Series C,
Pre-Refunded @ 102 (RB) (AMBAC)
7.150%, 07/01/00                          500      555
St. Paul Sewer Systems, Callable
06/01/03 @ 100 (RB) (AMBAC)
5.350%, 12/01/04                          800      785
St. Paul, Housing & Development
Authority, Downtown & Seventh Place
Project (RB) (AMBAC)
4.850%, 09/01/01                          500      486
St. Paul, Housing & Redevelopment
Authority, Civic Center Project (RB)
4.550%, 11/01/00                         $100     $ 94
State Housing Finance Agency, Single
Family Mortgage, Series D, Callable
01/01/04 @ 102 (RB) (AMBAC)
4.800%, 07/01/04                           800     757
State Tax-Exempt Mortgage
Trust, Series A (Guarantor:
Northwestern National) (RB) (A)
4.096%, 02/01/96                           251     251
State Tax-Exempt Mortgage
Trust, Series C (Guarantor:
Northwestern National) (RB) (A)
5.306%, 01/15/95                           993     984
Stearns County, Housing &
Redevelopment Authority, Callable
02/01/99 @ 102, (RB) (AMBAC)
6.750%, 02/01/04                         1,000   1,054
Stillwater, Independent School
District, Callable 02/01/02 @ 100
(RB) (FGIC)
5.200%, 02/01/03                           800     777
Washington County, Housing
& Redevelopment Authority,
Pre-Refunded 02/01/02 @ 100, (RB)
6.800%, 02/01/02                           800     867
Wayzata Independent School District,
Series B, Callable 02/01/03 @ 100
(GO) (FGIC)
4.900%, 02/01/07                           800     722
Wright County Solid Waste, Series C,
Callable 12/01/99
@ 100 (RB) (AMT) (CGIC)
7.000%, 12/01/05                           500     543

TOTAL MINNESOTA                                 20,769

TOTAL MUNICIPAL BONDS
(Cost $21,021)                                  20,769

CASH EQUIVALENTS--3.5%
Federated Minnesota Municipal Cash
Trust (A)
3.304%, 10/07/94                           482     482
Federated Tax Free Money Market (A)
3.294%, 10/07/94                           276     276

TOTAL CASH EQUIVALENTS (Cost $758)                 758

TOTAL INVESTMENTS--98.8%
(Cost $21,779)                                  21,527

OTHER ASSETS AND LIABILITIES--1.2%
OTHER ASSETS AND LIABILITIES, NET                  253

NET ASSETS
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 2,114,099 outstanding shares          $20,524

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
157,379 outstanding shares                       1,520

Accumulated net realized loss on
investments                                        (12)

Net unrealized depreciation
of investments                                    (252)

TOTAL NET ASSETS:--100.0%                      $21,780

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                          $  9.59

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $  9.58

MAXIMUM SALES CHARGE OF 3.00%+                     .30

OFFERING PRICE PER SHARE--RETAIL CLASS A       $  9.88

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

     AMT--Alternative Minimum Tax
     GO--General Obligation
     RB--Revenue Bond
     AMBAC--American Municipal Bond Assurance Company
     CFC--National Rural Utilities Cooperative Finance Corporation
     CGIC--Capital Guaranty Insurance Company
     FGIC--Financial Guaranty Insurance Company
     FHA/VA--Federal Housing Authority/Veterans Administration
     FNMA--Federal National Mortgage Association
     FSA--Financial Security Assurance
     GNMA--Government National Mortgage Association
     MBIA--Municipal Bond Insurance Company
     PMLIC--Phoenix Mutual Life Insurance Company

The accompanying notes are an integral part of the financial statements.



ASSET ALLOCATION FUND

DESCRIPTION                               SHARES  VALUE (000)

COMMON STOCKS--60.3%

AEROSPACE & DEFENSE--0.5%
Lockheed                                   600       $ 42
Loral                                      700         28
Martin Marietta                            800         36
Raytheon                                 1,300         82
Rockwell International                   2,100         72

TOTAL AEROSPACE & DEFENSE                             260

AGRICULTURE--0.1%

Pioneer Hi-Bred International              900         28

AIR TRANSPORTATION--0.2%
AMR*                                       600         31
Delta Air Lines                            300         13
Federal Express*                           600         37

TOTAL AIR TRANSPORTATION                               81

AIRCRAFT--0.9%
AlliedSignal                             2,700         92
Boeing                                   2,800        121
General Dynamics                           600         26
McDonnell Douglas                          400         46
Northrop                                   700         32
Textron                                    700         36
United Technologies                      1,100         69

TOTAL AIRCRAFT                                        422

APPAREL/TEXTILES--0.1%
Liz Claiborne                              700         16
V.F.                                       600         30

TOTAL APPAREL/TEXTILES                                 46

AUTOMOTIVE--1.7%
Chrysler                                 2,900        130
Dana                                     1,000         28
Eaton                                      900         43
Ford Motor                               8,300        230
General Motors                           6,800        319
Paccar                                     390         18
TRW                                        500         36

TOTAL AUTOMOTIVE                                      804

BANKS--3.6%
Banc One                                 3,552        106
Bank Of Boston                             900         24
BankAmerica                              3,100        134
Bankers Trust New York                     700         47
Barnett Banks                            1,100         49
Boatmens Bancshares                        900         28
Chase Manhattan                          1,800       $ 62
Chemical Banking                         2,100         74
Citicorp                                 3,200        135
Corestates Financial                     1,300         35
First Chicago                              900         41
First Fidelity Bancorp                     800         34
First Interstate Bancorp                   700         57
First Union                              1,700         74
Fleet Financial Group                    1,100         41
Golden West Financial                      500         20
Great Western Financial                  1,100         21
H.F. Ahmanson                            1,000         21
J.P. Morgan                              1,600         97
Keycorp                                  2,400         73
MBNA                                     1,400         32
Mellon Bank                                600         34
NationsBank                              2,200        108
NBD Bancorp                              1,700         49
Norwest                                  2,600         64
PNC Bank                                 2,300         60
Shawmut National                           900         19
Suntrust Banks                           1,200         59
U.S. Bancorp                               900         23
Wachovia                                 1,600         52
Wells Fargo                                500         73

TOTAL BANKS                                         1,746

BEAUTY PRODUCTS--1.1%
Avon Products                              800         48
Colgate-Palmolive                        1,200         70
Ecolab                                   1,200         26
International Flavors &
Fragrances                               1,200         50
Procter & Gamble                         5,700        339

TOTAL BEAUTY PRODUCTS                                 533

BROADCASTING, NEWSPAPERS & ADVERTISING--0.7%
Capital Cities ABC                       1,500        123
CBS                                        145         47
Comcast, Class A                         2,400         37
Interpublic Group                          800         26
Tele-Communications, Class A*            4,600        102

TOTAL BROADCASTING, NEWSPAPERS
& ADVERTISING                                         335

BUILDING & CONSTRUCTION--0.2%
Fluor                                      700         35
Halliburton                              1,200         38

TOTAL BUILDING & CONSTRUCTION                          73

CHEMICALS--2.5%
Air Products & Chemical                  1,200     $   56
American Cyanamid                        1,000        100
Dow Chemical                             2,300        180
E.I. Dupont De Nemours                   5,600        325
Eastman Chemical                           800         44
FMC*                                       300         19
Great Lakes Chemical                       800         47
Hercules                                   400         41
Monsanto                                 1,000         80
Morton International                     1,200         33
Nalco Chemical                             600         20
PPG Industries                           2,000         79
Praxair                                  1,200         29
Rohm & Haas                                700         40
Union Carbide                            1,500         51
W.R. Grace                                 900         37

TOTAL CHEMICALS                                     1,181

COMMUNICATIONS EQUIPMENT--0.8%
DSC Communications*                        900         26
Harris                                     600         29
Motorola                                 4,600        243
Northern Telecom                         2,400         83

TOTAL COMMUNICATIONS EQUIPMENT                        381

COMPUTERS & SERVICES--1.6%
Apple Computer                            1,100        37
Compaq Computer*                          2,100        69
Digital Equipment*                        1,400        37
Hewlett Packard                           2,100       183
IBM                                       4,800       334
Pitney Bowes                              1,300        46
Tandy                                       600        26
Unisys*                                   2,400        26

TOTAL COMPUTERS & SERVICES                            758

CONTAINERS & PACKAGING--0.2%
Crown Cork & Seal*                        1,000        39
Newell                                    1,800        40

TOTAL CONTAINERS & PACKAGING                           79

DOLLS AND STUFFED TOYS--0.1%
Mattel                                    1,500        41

DRUGS--4.1%
Abbott Laboratories                       6,800       213
Alza, Class A*                            1,200        25
American Home Products                    2,600       156
Amgen*                                    1,100        59
Bristol-Myers Squibb                      4,200       241
Eli Lilly                                 2,400    $  139
Johnson & Johnson                         5,300       274
Mallinckrodt Group                          700        23
Merck                                    10,400       368
Pfizer                                    2,700       187
Schering Plough                           1,600       114
Upjohn                                    1,800        61
Warner Lambert                            1,100        88

TOTAL DRUGS                                         1,948

ELECTRICAL SERVICES--2.6%
American Electric Power                   1,700        53
Baltimore Gas & Electric                  1,600        37
Carolina Power & Light                    1,800        47
Central & South West                      2,200        49
Consolidated Edison New York              2,300        57
Detroit Edison                            1,700        43
Dominion Resources Of Virginia            1,700        63
Duke Power                                1,700        66
Entergy                                   2,100        49
FPL Group                                 1,800        59
Houston Industries                        1,100        39
Niagara Mohawk Power                      1,400        19
Northern States Power                       700        30
Ohio Edison                               1,700        32
Pacific Gas & Electric                    4,100        93
Pacificorp                                2,400        41
Peco Energy                               2,200        56
Public Service Enterprise Group           2,400        63
SCEcorp                                   4,600        60
Southern                                  6,100       113
Texas Utilities                           2,000        65
Unicom                                    2,500        56
Union Electric                            1,200        42

TOTAL ELECTRICAL SERVICES                           1,232

ENTERTAINMENT--0.6%
Blockbuster Entertainment                 2,500        72
Promus*                                   1,150        39
Walt Disney                               4,500       174

TOTAL ENTERTAINMENT                                   285

ENVIRONMENTAL SERVICES--0.4%
Browning Ferris Industries                2,000        64
WMX Technologies                          4,000       115

TOTAL ENVIRONMENTAL SERVICES                          179

FINANCIAL SERVICES--1.3%
American Express                          4,100       125
Beneficial                                  400        16
Dean Witter Discover                      1,446        54
Federal Home Loan Mortgage                1,700    $   91
Federal National Mortgage
Association                               2,300       181
H & R Block                                 900        41
Household International                     900        32
Merrill Lynch                             1,700        59
Transamerica                                728        37

TOTAL FINANCIAL SERVICES                              636

FOOD, BEVERAGE & TOBACCO--5.3%
American Brands                           1,700        62
Anheuser Busch                            2,200       112
Archer Daniels Midland                    3,291        86
Brown Forman, Class B                       600        16
Campbell Soup                             2,100        83
Coca Cola                                10,700       518
ConAgra                                   2,300        72
CPC International                         1,500        76
General Mills                             1,300        75
Heinz (H.J.)                              2,100        77
Hershey Foods                               800        36
Kellogg                                   1,900       109
Pepsico                                   6,600       219
Pet                                         900        18
Philip Morris                             7,300       446
Quaker Oats                                 700        54
Ralston Purina Group                      1,000        41
Sara Lee                                  4,000        90
Seagram                                   3,100        94
Unilever N.V.-ADR                         1,400       159
UST                                       1,700        49
Wrigley (WM) Jr                           1,300        53

TOTAL FOOD, BEVERAGE & TOBACCO                      2,545

GAMES, TOYS AND CHILDREN'S VEHICLES--0.1%
Hasbro                                      900        27

GAS/NATURAL GAS--0.5%
Coastal                                   1,200        33
Consolidated Natural Gas                  1,100        43
Enron                                     2,500        75
Pacific Enterprises                       1,200        26
Panhandle Eastern                         1,100        26
Sonat                                     1,000        31
Williams Companies                        1,000        30

TOTAL GAS/NATURAL GAS                                 264

GLASS PRODUCTS--0.1%
Corning                                   2,000        65

HOTELS & LODGING--0.1%
Hilton Hotels                               500        30

HOUSEHOLD FURNITURE & FIXTURES--0.1%
Masco                                     1,300    $   31

HOUSEHOLD PRODUCTS--0.6%
Clorox                                      600        31
Gillette                                  1,800       128
Maytag                                    1,000        16
National Service Industries                 200         5
Sherwin Williams                            800        25
Snap-On Tools                               300        11
Stanley Works                               400        16
Whirlpool                                   800        41

TOTAL HOUSEHOLD PRODUCTS                              273

INSURANCE--2.2%
Aetna Life & Casualty                       900        42
American General                          2,100        57
American International Group              2,650       235
Chubb                                       900        64
Cigna                                       800        49
General Re                                  700        74
Jefferson-Pilot                             400        21
Lincoln National                          1,000        37
Marsh & Mclennan                            600        47
Providian                                 1,000        32
Safeco                                      600        31
St. Paul Companies                        1,000        41
Torchmark                                   600        26
Travelers                                 3,035       100
U.S. Healthcare                           1,600        75
United Healthcare                         1,600        85
UNUM                                        700        32

TOTAL INSURANCE                                     1,048

LUMBER & WOOD PRODUCTS--0.1%
Louisiana Pacific                         1,200        40

MACHINERY--2.8%
Baker Hughes                              1,500        28
Black & Decker                              700        15
Brunswick                                 1,400        28
Caterpillar                               1,600        87
Cummins Engine                              200         8
Deere                                       700        48
Dover                                       600        34
Dresser Industries                        1,500        30
Emerson Electric                          1,900       113
General Electric                         14,700       708
Ingersoll Rand                            1,200        42
McDermott International                   1,000        26
Pall                                      1,000        17
Parker Hannifin                             400    $   16
Tenneco                                   1,500        66
Texas Instruments                           900        62
Tyco International                          400        19

TOTAL MACHINERY                                     1,347

MEASURING DEVICES--0.1%
Honeywell                                 1,100        38
Johnson Controls                            300        15

TOTAL MEASURING DEVICES                                53

MEDICAL PRODUCTS & SERVICES--1.0%
Bard (C.R.)                                 900        23
Bausch & Lomb                               600        23
Baxter International                      2,300        64
Becton Dickinson                            800        39
Biomet*                                   1,800        22
Medtronic                                 1,200        63
St. Jude Medical                            800        29
U.S. Surgical                               700        19
Beverly Enterprises*                      1,700        26
Columbia HCA Healthcare                   3,337       145
National Medical Enterprises*             1,800        31

TOTAL MEDICAL PRODUCTS & SERVICES                     484

METALS & MINING--0.1%
Cyprus Amax Minerals                        850        27

MISCELLANEOUS BUSINESS SERVICES--1.8%
Automatic Data Processing                 1,400        79
Cisco Systems*                            2,500        68
Computer Associates International         1,600        71
Computer Sciences*                          500        22
Lotus Development*                          400        15
Microsoft*                                7,700       432
Novell*                                   3,700        55
Oracle Systems*                           2,400       103
Sun Microsystems*                           900        26

TOTAL MISCELLANEOUS BUSINESS SERVICES                 871

MISCELLANEOUS CONSUMER SERVICES--0.0%
Service International                       600        15

MULTI-INDUSTRY--0.6%
Dial                                        800        17
ITT                                       1,000        83
Minnesota Mining & Manufacturing          3,500       192

TOTAL MULTI-INDUSTRY                                  292

OIL - DOMESTIC--1.1%
Ashland Oil                                 600        21
Atlantic Richfield                        1,300    $  131
Kerr-McGee                                  400        19
Louisiana Land & Exploration                500        22
Pennzoil                                    400        19
Phillips Petroleum                        2,200        75
Schlumberger                              2,000       109
Sun                                       1,100        32
Unocal                                    2,400        68
USX-marathon Group                        2,600        46

TOTAL OIL-DOMESTIC                                    542

OIL - INTERNATIONAL--4.1%
Amerada Hess                              1,000        47
Amoco                                     4,100       243
Chevron                                   5,400       225
Exxon                                    10,700       616
Mobil                                     3,300       261
Royal Dutch Petroleum--ADR                4,400       472
Texaco                                    2,100       126

TOTAL OIL-INTERNATIONAL                             1,990

PAPER & PAPER PRODUCTS--1.1%
Champion International                    1,000        39
Georgia-Pacific                             700        54
International Paper                       1,000        79
Kimberly Clark                            1,300        76
Mead                                        600        31
Scott Paper                                 800        49
Stone Container*                            700        14
Temple Inland                               500        28
Union Camp                                  800        39
Westvaco                                    600        23
Weyerhaeuser                              1,700        76

TOTAL PAPER & PAPER PRODUCTS                          508

PETROLEUM & FUEL PRODUCTS--0.3%
Burlington Resources                      1,300        49
Helmerich & Payne                           900        25
Occidental Petroleum                      2,500        52
Western Atlas*                              700        31

TOTAL PETROLEUM & FUEL PRODUCTS                       157

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--0.5%
Eastman Kodak                             2,700       139
Polaroid                                    300        11
Xerox                                       900        96

TOTAL PHOTOGRAPHIC
EQUIPMENT & SUPPLIES                                  246

PRECIOUS METALS--0.4%
American Barrick Resources*               2,800    $   75
Homestake Mining                          1,400        30
Newmont Mining                              873        39
Placer Dome                               2,600        65

TOTAL PRECIOUS METALS                                 209

PRINTING & PUBLISHING--1.1%
American Greetings, Class A                 600        17
Deluxe                                    1,000        29
Dow Jones                                 1,100        33
Gannett                                   1,500        72
John H. Harland                             900        19
Knight-Ridder                               600        30
Mcgraw Hill                                 500        37
Moore                                       800        15
New York Times, Class A                   1,400        31
R.R. Donnelley & Sons                     1,300        39
Time Warner                               3,100       108
Times Mirror, Class A                     1,300        40
Tribune                                     800        43

TOTAL PRINTING & PUBLISHING                           513

PROFESSIONAL SERVICES--0.2%
Dun & Bradstreet                          1,400        81

RAILROADS--0.7%
Burlington Northern                         700        35
Consolidated Rail                           900        45
CSX                                         900        62
Norfolk Southern                          1,300        81
Santa Fe Pacific                          2,000        45
Union Pacific                             1,700        91

TOTAL RAILROADS                                       359

REPAIR SERVICES--0.0%
Ryder System                                500        13

RETAIL--4.0%
Albertson's                               2,500        73
American Stores                           1,600        40
Circuit City Stores                         900        23
Dayton Hudson                               700        54
Dillard Department Stores                 1,100        29
Gap                                       1,200        39
Harcourt General                            800        28
Home Depot                                3,733       157
J.C. Penney                               2,000       103
Kmart                                     4,100        73
Kroger*                                     900        24
Limited                                   3,600        71
Lowe's Companies                          1,600    $   62
Marriott International                    1,200        35
May Department Stores                     2,100        83
McDonalds                                 5,900       155
Melville                                  1,100        39
Nordstrom                                   700        28
Price/Costco*                             1,704        27
Sears Roebuck                             2,900       139
Toys R Us*                                2,400        86
Wal-Mart Stores                          19,100       446
Walgreen                                  1,300        49
Wendy's International                       700        10
Winn Dixie Stores                           800        40
Woolworth                                 1,200        21

TOTAL RETAIL                                        1,934

RUBBER & PLASTIC--0.5%
Armstrong World Industries                  400        17
Cooper Tire & Rubber                        900        21
Goodyear Tire & Rubber                    1,300        43
Illinois Tool Works                         900        38
Nike, Class B                               800        48
Premark International                       600        25
Reebok International                      1,000        36
Rubbermaid                                1,300        35

TOTAL RUBBER & PLASTIC                                263

SEMI-CONDUCTORS/INSTRUMENTS--0.7%
Advanced Micro Devices*                     900        27
AMP                                       1,000        77
Intel                                     3,500       215
National Semiconductor*                   1,000        16

TOTAL SEMI-CONDUCTORS/INSTRUMENTS                     335

SPECIALTY MACHINERY--0.2%
Cooper Industries                         1,000        40
Westinghouse Electric                     2,900        38

TOTAL SPECIALTY MACHINERY                              78

STEEL & STEEL WORKS--0.8%
Alcan Aluminium*                          1,900        50
Aluminum Company Of America                 800        68
Bethlehem Steel*                          1,400        29
Englehard                                   800        22
Inco                                      1,200        36
Nucor                                       700        49
Phelps Dodge                                800        50
Reynolds Metals                             600        34
USX-U.S. Steel Group                        600        25
Worthington Industries                    1,350        29

TOTAL STEEL & STEEL WORKS                             392

TELEPHONES & TELECOMMUNICATIONS--5.2%
Airtouch Communications*                  4,100   $   117
Ameritech                                 4,500       181
AT&T                                     13,400       722
Bell Atlantic                             3,600       191
BellSouth                                 4,100       229
GTE                                       7,900       240
MCI Communications                        4,500       115
NYNEX                                     3,400       131
Pacific Telesis Group                     3,500       108
Southwestern Bell                         5,000       213
Sprint                                    2,800       107
U.S. West                                 4,100       159

TOTAL TELEPHONES
& TELECOMMUNICATIONS                                2,513

TRUCKING--0.1%
Pittston Services Group                     300         9
Roadway Services                            300        17
Yellow                                    1,100        20

TOTAL TRUCKING                                         46

WHOLESALE--0.5%
Alco Standard                               500        31
Genuine Parts                             1,400        48
Grainger (W.W.)                             600        36
McKesson                                    400        41
Salomon                                     900        36
Supervalu                                   700        18
Sysco                                     1,900        48

TOTAL WHOLESALE                                       258

TOTAL COMMON STOCKS (Cost $27,381)                 28,897

U.S. TREASURY OBLIGATIONS--21.6%
U.S. Treasury Notes
5.875%, 03/31/99                         $2,760     2,619
6.500%, 04/30/99                          1,540     1,496
5.750%, 08/15/03                          7,095     6,254

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $10,858)                                     10,369

MASTER NOTES--17.0%
Associates Corporation of North
America (A)
4.813%, 10/04/94                          2,030     2,030
Barclays (A)
4.779%, 10/03/94                          2,125     2,124
Goldman Sachs (A)
4.950%, 10/04/94                          2,050     2,050
Heller Financial (A)
4.935%, 10/04/94                          1,946     1,946

TOTAL MASTER NOTES
(Cost $8,150)                                       8,150

REPURCHASE AGREEMENTS--2.0%
Merrill Lynch 4.562%, dated 09/30/94,
matures 10/03/94, repurchase price
$958,435 (collateralized by a U.S.
Treasury Note, total par value
$973,913 interest rate 4.25%, matures
01/31/95, market value $977,424)                 $   958

TOTAL REPURCHASE AGREEMENTS
(Cost $958)                                          958

TOTAL INVESTMENTS--100.9%
(Cost $47,347)                                    48,374

OTHER ASSETS AND LIABILITIES--(0.9%)
OTHER ASSETS AND LIABILITIES, NET                   (429)

NET ASSETS

Portfolio shares--Institutional Class ($.0001 par
value--2 billion authorized) based on 4,548,221
outstanding shares                                45,298

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 68,088
outstanding shares                                   680

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 1,045
outstanding shares                                    11

UNDISTRIBUTED NET INVESTMENT INCOME                   10

ACCUMULATED NET REALIZED GAIN ON INVESTMENTS         919

NET UNREALIZED APPRECIATION OF INVESTMENTS         1,027

TOTAL NET ASSETS--100.0%                         $47,945

NET ASSET VALUE OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS             $ 10.38

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                            $ 10.39

MAXIMUM SALES CHARGE OF 4.50% (1)                    .49

OFFERING PRICE PER SHARE--RETAIL CLASS A         $ 10.88

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS B (2)              $ 10.37

*    Non-income producing security

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.
     ADR--American Depository Receipt

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


BALANCED FUND

DESCRIPTION                PAR (000)/SHARES  VALUE (000)

COMMON STOCKS--54.6%

APPAREL/TEXTILES--1.1%
Liz Claiborne                       69,000     $1,570

AUTOMOTIVE--1.8%
Automotive Industries*              31,600        766
General Motors                      36,600      1,716

TOTAL AUTOMOTIVE                                2,482

BANKS--2.2%
Banc One                            36,300      1,084
BayBanks                            15,500        853
Chemical Banking                    33,000      1,155

TOTAL BANKS                                     3,092

BUILDING & CONSTRUCTION SUPPLIES--0.4%
Instrument Systems*                 65,300        514

CHEMICALS--0.6%
Ferro                               33,500        825

COMPUTERS & SERVICES--2.8%
Hewlett-Packard                     23,500      2,053
IBM                                 26,600      1,849

TOTAL COMPUTERS & SERVICES                      3,902

DIVERSIFIED--1.0%
International Paper                 17,900      1,405

DRUGS--3.1%
American Home Products              32,800      1,968
Bristol-Myers Squibb                22,400      1,285
Upjohn                              31,400      1,072

TOTAL DRUGS                                     4,325

ELECTRICAL UTILITIES--0.5%
Hawaiian Electric Industries        20,700        655

FOOD, BEVERAGE & TOBACCO--3.2%
ConAgra                             69,900      2,202
Quaker Oats                         11,400        872
Sara Lee                            59,900      1,348

TOTAL FOOD, BEVERAGE & TOBACCO                  4,422

HOME APPLIANCES--0.8%
Whirlpool                           21,400      1,099

INSURANCE--4.0%
AMBAC                               40,100      1,484
General Re                          15,300      1,620
Providian                           50,300      1,584
Western National                    63,500     $  857

TOTAL INSURANCE                                 5,545

MACHINERY--4.4%
Case Equipment                      29,700        579
Caterpillar                         20,200      1,093
Deere                               21,300      1,462
General Electric                    51,400      2,474
Ingersoll-Rand                      14,500        513

TOTAL MACHINERY                                 6,121

MEDICAL--1.2%
Bausch & Lomb                       26,800      1,045
Becton, Dickinson                   14,500        700

TOTAL MEDICAL                                   1,745

METALS & MINING--2.5%
Aluminum Company of America         27,100     2,297
Inco                                41,300     1,244

TOTAL METALS & MINING                          3,541

MULTI-INDUSTRY--3.0%
Dial                                35,700       745
ITT                                 23,300     1,943
Minnesota Mining &
Manufacturing                       28,400     1,569

TOTAL MULTI-INDUSTRY                           4,257

OIL - INTERNATIONAL--5.7%
Exxon                               28,800     1,660
Mobil                               20,900     1,654
Royal Dutch Petroleum (ADR)         23,500     2,523
Texaco                              35,400     2,124

TOTAL OIL-INTERNATIONAL                        7,961

PAPER & PAPER PRODUCTS--3.4%
Bemis                               61,400     1,519
Bowater                             31,500       917
James River                         35,900       871
Scott Paper                         22,900     1,400

TOTAL PAPER & PAPER PRODUCTS                   4,707

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--2.9%
Eastman Kodak                       43,500     2,251
Xerox                               16,200     1,729

TOTAL PHOTOGRAPHIC EQUIPMENT & SUPPLIES        3,980

RAILROADS--2.0%
CSX                                 19,700     1,349
Norfolk Southern                    11,500       716
Southern Pacific Rail*              40,700       763

TOTAL RAILROADS                                2,828

RETAIL--1.2%
Dayton Hudson                       21,200   $ 1,622

RUBBER & PLASTIC--1.9%
Premark International               39,800     1,681
Reebok International                26,000       930

TOTAL RUBBER & PLASTIC                         2,611

SEMICONDUCTORS & RELATED DEVICES--2.1%
AMP                                 12,800       990
Texas Instruments                   28,100     1,922

TOTAL SEMICONDUCTORS & RELATED DEVICES         2,912

SPECIALTY MACHINERY--0.7%
York International                  23,800       991

TELEPHONES & TELECOMMUNICATION--1.6%
Century Telephone
Enterprises                         28,100       811
GTE                                 47,400     1,440

TOTAL TELEPHONES & TELECOMMUNICATION           2,251

WHOLESALE--0.5%
(W.W.) Grainger                     11,100       658

TOTAL COMMON STOCKS (Cost $71,568)            76,021

REAL ESTATE INVESTMENT TRUSTS--2.2%
Debartolo Realty                    84,900     1,231
Duke Realty Investments             33,900       848
Simon Property Group                39,900     1,022

TOTAL REAL ESTATE INVESTMENT TRUSTS
(Cost $3,013)                                  3,101

U.S. TREASURY OBLIGATIONS--25.7%
U.S. Treasury Bond
7.250%, 08/15/22                   $11,650    10,744
U.S. Treasury Notes
4.625%, 02/15/96                    10,650    10,419
5.750%, 10/31/97                     5,740     5,549
5.125%, 11/30/98                     4,485     4,155
6.375%, 01/15/00                     1,000       960
6.250%, 02/15/03                     4,135     3,798
U.S. Treasury STRIP
02/15/99                               265       194

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $37,594)                                35,819

CORPORATE OBLIGATIONS--5.5%
Bear Stearns
9.125%, 04/15/98                      770        803
8.750%, 03/15/04                    1,150      1,160
Farmers Group
8.250%, 07/15/96                    1,045      1,066
General Foods
6.000%, 06/15/01                   $  860   $    770
General Motors Acceptance
7.650%, 01/16/98                    2,375      2,374
Torchmark
7.875%, 05/15/23                    1,700      1,509

TOTAL CORPORATE OBLIGATIONS
(Cost $8,201)                                  7,682

U.S. GOVERNMENT AGENCY OBLIGATIONS--4.5%
FHLMC
6.250%, 12/15/06                    1,725      1,545
6.000%, 11/15/08                    2,700      2,293
FNMA
5.450%, 02/20/22                    2,700      2,406

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $6,988)                                  6,244

ASSET BACKED SECURITIES--1.6%
BW Home Equity Trust Pool 1990-1 A
9.250%, 09/15/05                       62         62
Household Finance 1993-2 A3
4.650%, 12/20/08                    2,244      2,134
TOTAL ASSET BACKED SECURITIES
(Cost $2,299)                                  2,196
OTHER MORTGAGE BACKED OBLIGATIONS--1.4%
Drexel Burnham Lambert CMO Trust S 2
9.000%, 08/01/18                      560        572
Residential Funding 1992-36 A2
5.700%, 11/25/07                      803        776
Resolution Trust 1991-M6 B2 (B)
7.000%, 06/25/21                      614        607

TOTAL OTHER MORTGAGE BACKED OBLIGATIONS
(Cost $1,970)                                  1,955

MASTER NOTES--4.8%
Associates Corporation of North America (A)
4.813%, 10/04/94                    1,162      1,162
Barclays (A)
4.779%, 10/03/94
Goldman Sachs (A)
4.950%, 10/04/94                    2,704      2,704
Heller Financial (A)
4.935%, 10/04/94                    2,796      2,796

TOTAL MASTER NOTES (Cost $6,662)               6,662

TOTAL INVESTMENTS--100.3%
(Cost $138,295)                              139,680

OTHER ASSETS AND LIABILITIES--(0.3%)

OTHER ASSETS AND LIABILITIES, NET               (391)

NET ASSETS

Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) 11,891,257
outstanding shares                          $122,374

Portfolio
shares--Retail Class A
($.0001 par value--2
billion authorized)
based on 1,303,415
outstanding shares                            13,523

Portfolio
shares--Retail Class B
($.0001 par value--2
billion authorized)
based on 25,684
outstanding shares                               274

Undistributed net
investment income                                 24

Accumulated net
realized gain on
investments                                    1,709

Net unrealized
appreciation of
investments                                    1,385

TOTAL NET
ASSETS:--100.0%                             $139,289

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                       $  10.54

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                       $  10.54

MAXIMUM SALES CHARGE OF
4.50% (1)                                        .50

OFFERING PRICE PER
SHARE--RETAIL CLASS A                       $  11.04

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                   $  10.53

*    Non-income producing security

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under the guidelines established by the Board of Directors.
     ADR--American Depository Receipt
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



EQUITY INDEX FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCKS--99.4%

AEROSPACE & DEFENSE--0.8%
E Systems                              1,700      $   70
Loral                                  3,900         154
Martin Marietta                        4,200         187
Raytheon                               6,300         404
Rockwell International                10,200         349
TRW                                    3,100         225

TOTAL AEROSPACE & DEFENSE                          1,389

AGRICULTURE--0.1%
Pioneer Hi-Bred
International                          3,800         120

AIR TRANSPORTATION--0.4%
AMR*                                   3,500         180
Delta Air Lines                        2,100          94
Federal Express*                       2,300         142
Southwest Airlines                     7,000         158
US Air Group*                          5,100          24

TOTAL AIR TRANSPORTATION                             598

AIRCRAFT--1.3%
Boeing                                17,500         753
General Dynamics                       2,800         123
Lockheed                               2,900         202
McDonnell Douglas                      2,000         231
Northrop                               1,700          77
Parker Hannifin                        2,300          92
Teledyne                               3,700          59
Textron                                4,300         219
United Technologies                    6,900         432

TOTAL AIRCRAFT                                     2,188

APPAREL/TEXTILES--0.2%
Hartmarx*                              4,300          23
Liz Claiborne                          2,500          57
Oshkosh B'Gosh, Class A                2,600          37
Russell                                1,200          37
Springs Industries                     1,100          40
V.F.                                   2,600         128

TOTAL APPAREL/TEXTILES                               322

AUTOMOTIVE--2.9%
Allied Signal                         12,800         437
Briggs And Stratton                      900          63
Chrysler                              17,200         772
Dana                                   4,400         123
Echlin                                 3,200          97
Fleetwood Enterprises                  2,600          65
Ford Motor                            48,800       1,354
General Motors                        36,300       1,703
Navistar International*                2,600      $   36
Paccar                                 1,495          68
Varity*                                1,900          71

TOTAL AUTOMOTIVE                                   4,789

BANKS--5.7%
Banc One                              19,767         591
Bank Of Boston                         4,300         114
Bankamerica                           17,900         790
Bankers Trust New York                 3,900         260
Barnett Banks                          4,100         181
Boatmens Bancshares                    5,200         162
Chase Manhattan                        8,600         298
Chemical Banking                      12,300         431
Citicorp                              19,900         844
Corestates Financial Group             6,000         160
First Chicago                          5,500         252
First Fidelity Bancorp                 3,500         147
First Interstate Bancorp               3,900         316
First Union                            9,300         402
Fleet Financial Group                  6,000         226
Golden West Financial                  3,000         119
Great Western Financial                6,800         131
H.F. Ahmanson                          5,900         123
J.P. Morgan                            9,400         571
Keycorp                               11,100         339
MBNA                                   6,900         160
Nationsbank                           13,100         642
NBD Bancorp                            7,200         206
Norwest                               16,300         403
PNC Bank                              12,300         318
Shawmut National                       7,800         162
Suntrust Banks                         6,000         293
U S Bancorp Oregon                     4,300         110
Wachovia                               7,400         239
Wells Fargo                            2,700         392

TOTAL BANKS                                        9,382

BEAUTY PRODUCTS--1.8%
Alberto Culver                         3,400          79
Avon Products                          3,500         209
Colgate Palmolive                      7,700         447
Ecolab                                 3,200          70
International Flavors &
Fragrances                             4,800         200
Procter & Gamble                      33,300       1,985

TOTAL BEAUTY PRODUCTS                              2,990

BROADCASTING, NEWSPAPERS & ADVERTISING--1.0%
Capital Cities ABC                     7,000         574
CBS                                      507         163
Comcast, Class A Special              10,200         156
Interpublic Group                      2,600          86
Scientific-Atlanta                     1,900      $   78
Tele Communications, Class A*         28,100         623

TOTAL BROADCASTING, NEWSPAPERS
& ADVERTISING                                      1,680

BUILDING & CONSTRUCTION--0.4%
Centex                                 1,600          37
Fluor                                  3,900         195
Foster Wheeler                         3,400         117
Halliburton                            4,700         148
Mcdermott International                3,900         100
Pulte                                  1,800          39

TOTAL BUILDING & CONSTRUCTION                        636

CHEMICALS--3.8%
Air Products & Chemical                5,200         243
Dow Chemical                          13,400       1,049
E.I. Dupont De Nemour                 33,000       1,913
Eastman Chemical                       3,875         211
Eli Lilly                             14,100         816
First Mississippi                      4,200          85
FMC*                                   1,500          93
Great Lakes Chemical                   3,500         206
Hercules                               2,300         237
Monsanto                               5,400         434
Morton International                   7,800         215
Nalco Chemical                         3,400         112
Rohm & Haas                            2,800         160
Sigma Aldrich                          2,400          85
Union Carbide                          7,400         252
W.R. Grace                             4,300         178

TOTAL CHEMICALS                                    6,289

COMMUNICATIONS EQUIPMENT--1.6%
Andrew*                                1,900          95
Motorola                              27,100       1,430
Northern Telecom                      11,200         389
Sprint                                16,700         637
Zenith Electronics*                    3,200          36

TOTAL COMMUNICATIONS EQUIPMENT                     2,587

COMPUTERS & SERVICES--3.0%
Amdahl*                               11,300          99
Apple Computer                         5,700         192
Compaq Computer*                      12,300         401
Computer Associates International      8,200         365
Cray Research*                         3,000          62
Data General*                          5,800          58
Digital Equipment*                     6,300         167
DSC Communications*                    6,000         171
Harris                                 1,800      $   88
Hewlett Packard                       11,900       1,040
Intergraph*                           13,100         120
International Business Machines       28,300       1,965
Tandem Computers*                      5,200          85
Tandy                                  4,080         175

TOTAL COMPUTERS & SERVICES                         4,988

CONCRETE & MINERAL PRODUCTS--0.1%
Armstrong World Industries             1,100          48
Owens Corning Fiberglass*              1,500          50

TOTAL CONCRETE & MINERAL PRODUCTS                     98

CONSUMER PRODUCTS--0.1%
Brown Group                            2,000          68
Stride Rite                            1,600          22

TOTAL CONSUMER PRODUCTS                               90

CONTAINERS & PACKAGING--0.2%
Ball                                   1,900          54
Crown Cork & Seal*                     4,100         158
Newell                                 7,200         160

TOTAL CONTAINERS & PACKAGING                         372

DRUGS--6.9%
Abbott Laboratories                   38,700       1,214
Allergan                               2,200          56
Alza, Class A*                         2,600          54
American Cyanamid                      5,100         507
American Home Products                14,600         876
Amgen*                                 6,500         346
Baxter International                  13,500         380
Bristol-myers Squibb                  24,900       1,429
Johnson & Johnson                     31,300       1,616
Mallinckrodt Group                     3,000          97
Merck                                 62,300       2,211
National Intergroup*                   4,300          68
Pfizer                                15,600       1,078
Schering Plough                        9,300         660
Upjohn                                 7,900         270
Warner Lambert                         6,300         506

TOTAL DRUGS                                       11,368

ELECTRICAL SERVICES--3.3%
American Electric Power                8,300         260
Baltimore Gas & Electric               7,300         168
Carolina Power & Light                 7,600         200
Central & South West                   8,700         194
Consolidated Edison New York          10,400         259
Detroit Edison                         6,800         173
Dominion Resources Of Virginia         7,400         276
Duke Power                            10,400     $   406
Entergy                               10,800         251
Houston Industries                     5,800         204
Niagara Mohawk Power                   6,000          80
Northern States Power                  2,700         114
Ohio Edison                            7,600         144
Pacific Gas & Electric                20,000         455
Pacificorp                            12,100         204
PECO Energy                           10,800         274
PSI Resources                          3,200          72
Public Service Enterprise Group       12,300         323
SCE                                   19,400         252
Southern                              31,600         589
Texas Utilities                       10,000         326
Union Electric                         6,300         220

TOTAL ELECTRICAL SERVICES                          5,444

ELECTRICAL TECHNOLOGY--2.9%
AMP                                    4,700         364
General Electric                      83,300       4,008
Texas Instruments Incorporated         4,600         315

TOTAL ELECTRICAL TECHNOLOGY                        4,687

ENTERTAINMENT--1.0%
Blockbuster Entertainment             11,700         335
King World Productions*                1,700          65
Unicom                                 9,600         214
Walt Disney                           26,100       1,015

TOTAL ENTERTAINMENT                                1,629

ENVIRONMENTAL SERVICES--0.6%
Browning Ferris Industries             8,100         257
Rollins Enviromental Services*        13,300          81
WMX Technologies                      24,300         702

TOTAL ENVIRONMENTAL SERVICES                       1,040

FINANCIAL SERVICES--2.5%
American Express                      25,700         781
Beneficial                             2,800         114
Dean Witter Discover                   7,886         297
Eaton                                  4,200         200
Federal Home Loan Mortgage             9,100         486
Federal National Mortgage             13,300       1,047
Household International                4,300         154
Mellon Bank                            4,700         264
Merrill Lynch                          9,600         332
Salomon Brothers                       5,300         209
Transamerica                           3,423         172
Unisys*                                5,600          60

TOTAL FINANCIAL SERVICES                           4,116

FOOD, BEVERAGE & TOBACCO--8.9%
Adolph Coors, Class B                  3,600     $    67
American Brands                        9,300         337
Anheuser Busch                        12,900         656
Archer Daniels Midland                16,122         419
Borden                                 5,000          69
Brown Forman, Class B                  3,300          89
Campbell Soup                         11,800         466
Coca Cola                             63,000       3,062
Conagra                               11,200         353
CPC International                      6,900         349
General Mills                          7,200         416
H.J. Heinz                            12,400         454
Hershey Foods                          4,700         212
Kellogg                               10,600         608
N V Unilever                           7,800         884
Pepsico                               38,900       1,289
Pet                                    3,700          73
Philip Morris                         42,700       2,610
Quaker Oats                            3,300         252
Ralston-ralston Purina Group           5,000         207
Sara Lee                              25,300         569
Seagram                               17,500         529
UST                                    8,900         255
Whitman                                8,600         144
Wrigley William Jr                     6,900         281

TOTAL FOOD, BEVERAGE & TOBACCO                    14,650

GAS/NATURAL GAS--1.1%
Coastal                                4,800         134
Columbia Gas Systems*                  2,200          59
Consolidated Natural Gas               5,700         222
Eastern Enterprises                    4,700         123
Enron                                 11,800         357
Nicor                                  2,200          53
Noram Energy                          15,200          99
Oneok                                  4,700          79
Pacific Enterprises                    3,200          68
Panhandle Eastern                      5,300         123
Peoples Energy                         4,900         129
Sonat                                  4,400         138
Williams Companies                     5,000         150

TOTAL GAS/NATURAL GAS                              1,734

GLASS PRODUCTS--0.4%
Corning                                9,400         304
PPG Industries                         9,600         381

TOTAL GLASS PRODUCTS                                 685

HOTELS & LODGING--0.3%
Hilton Hotels                          2,200     $   132
Marriott                               6,200         179
Promus Companies*                      4,800         161

TOTAL HOTELS & LODGING                               472

HOUSEHOLD APPLIANCES--1.0%
Clorox                                 2,400         125
Gillette                              10,200         722
Illinois Tool Works                    4,700         201
Maytag                                 3,100          50
National Service Industries            2,800          74
Raychem                                2,100          86
Sherwin Williams                       3,300         103
Snap-On Tools                          1,200          42
Stanley Works                          1,800          73
Whirlpool                              3,300         170

TOTAL HOUSEHOLD APPLIANCES                         1,646

HOUSEHOLD FURNITURE & FIXTURES--0.1%
Bassett Furniture Industries           1,687          44
Masco                                  7,100         171

TOTAL HOUSEHOLD FURNITURE & FIXTURES                 215

HOUSEHOLD PRODUCTS--0.1%
Premark International                  3,200         135

INSURANCE--3.2%
Aetna Life & Casualty                  5,200         241
Alexander & Alexander Services         4,200          82
American General                       9,800         266
American International Group          15,450       1,373
Chubb                                  4,700         334
Cigna                                  4,000         247
Continental                            3,500          47
FPL Group                              8,600         280
General Re                             3,800         402
Jefferson-Pilot                        2,550         135
Lincoln National                       3,800         142
Marsh & McLennan Companies             3,400         266
Providian                              4,000         126
Safeco                                 2,700         139
St Paul Companies                      3,800         154
Torchmark                              2,750         121
Travelers                             14,825         487
UNUM                                   3,700         170
USF & G                                9,500         126
USLife                                 1,400          46

TOTAL INSURANCE                                    5,184

LEASING & RENTING--0.2%
Pitney Bowes                           7,100      $  252

LUMBER & WOOD PRODUCTS--0.3%
Georgia Pacific                        4,000         306
Louisiana Pacific                      5,100         169
Skyline                                4,000          81

TOTAL LUMBER & WOOD PRODUCTS                         556

MACHINERY--1.9%
Baker Hughes                           5,400         101
Black And Decker                       3,900          85
Brunswick                              4,400          89
Caterpilliar                           9,900         536
Cincinnati Milacron                    2,200          57
Clark Equipment*                         900          62
Crane                                  1,600          41
Deere                                  3,600         247
Dover                                  2,100         119
Dresser Industries                     8,000         162
Emerson Electric                      10,900         650
Giddings & Lewis                       2,300          41
Harnischfeger Industries               2,800          74
Ingersoll Rand                         4,300         152
Outboard Marine                        4,900         111
SPX                                    4,700          81
Tenneco                                8,000         353
Timken                                 1,500          56
Tyco International                     1,700          81
Zurn Industries                        3,700          73

TOTAL MACHINERY                                    3,171

MEASURING DEVICES--0.4%
General Signal                         3,000         105
Honeywell                              5,700         196
Johnson Controls                       1,700          85
Millipore                              2,000         108
Pall                                   4,000          69
Perkin Elmer                           2,600          82
Tektronix                              2,400          93

TOTAL MEASURING DEVICES                              738

MEDICAL PRODUCTS & SERVICES--1.7%
Bausch & Lomb                          2,200          86
Becton Dickinson                       3,900         188
Beverly Enterprises*                   4,100          63
Biomet*                                7,300          90
C.R. Baird                             2,700          68
Columbia/HCA Healthcare               17,437         759
Community Psychiatric Centers          5,500          75
Manor Care                             2,300          61
Medtronic                              5,000         264
National Medical Enterprises           7,800      $  134
St. Jude Medical                       2,800         100
U.S. Healthcare                        7,500         349
United Healthcare                      8,000         424
United States Surgical                 4,200         113

TOTAL MEDICAL PRODUCTS & SERVICES                  2,774

METALS & MINING--1.5%
Alcan Aluminium*                      12,500         330
Aluminum America                       4,000         336
Armco*                                12,200          73
Asarco                                 3,200         105
Bethlehem Steel*                       3,500          74
Cyprus Amax Minerals                   4,450         139
Englehard                              4,275         115
Inco Limited                           5,800         175
Inland Steel Industries*               2,100          83
Newmont Mining                         4,243         191
Nucor                                  3,900         272
Phelps Dodge                           3,300         205
Reynolds Metals                        2,500         142
USX U.S. Steel Group                   3,000         126
Worthington Industries                 3,150          68

TOTAL METALS & MINING                              2,434

MISCELLANEOUS BUSINESS SERVICES--2.3%
Autodesk                               1,400          88
Automatic Data Processing              6,600         370
Ceridian*                              3,500          86
Cisco Systems*                        11,600         318
Computer Sciences*                     2,400         104
Lotus Development*                     2,000          74
Microsoft*                            28,000       1,571
Novell*                               17,400         257
Ogden                                  3,200          67
Oracle Systems*                       14,100         606
Safety Kleen                           5,100          83
Shared Medical Systems                 2,500          69
Sun Microsystems*                      3,500         103

TOTAL MISCELLANEOUS BUSINESS SERVICES              3,796

MISCELLANEOUS CONSUMER SERVICES--0.2%
H & R Block                            4,800         220
Service International                  3,400          88

TOTAL MISCELLANEOUS CONSUMER SERVICES                308

MULTI-INDUSTRY--1.0%
Dial                                   3,200          67
ITT                                    5,500         459
Minnesota Mining & Manufacturing      20,600       1,138

TOTAL MULTI-INDUSTRY                               1,664

OFFICE EQUIPMENT--0.3%
Xerox                                  5,100      $  544

OIL - DOMESTIC--1.4%
Amerada Hess*                          3,900         181
Ashland Oil                            2,100          74
Burlington Resources                   6,000         225
Enserch                                6,000          83
Helmerich & Payne                      2,100          59
Kerr-McGee                             2,900         141
Louisiana Land & Exploration           1,000          44
Maxus Energy*                         17,100          77
Oryx Energy                            8,800         122
Pennzoil                               2,100          98
Rowan*                                 7,200          52
Santa Fe Energy Resources              8,400          78
Schlumberger                          11,600         632
Transco Energy                         3,800          57
Unocal                                10,700         302
Western Atlas*                         2,100          92

TOTAL OIL-DOMESTIC                                 2,317

OIL - INTERNATIONAL--8.0%
Amoco                                 24,200       1,434
Atlantic Richfield                     7,400         746
Chevron                               31,700       1,320
Exxon                                 60,500       3,487
Mobil                                 19,400       1,535
Occidental Petroleum                  14,900         313
Phillips Petroleum                    12,100         414
Royal Dutch Petroleum                 26,100       2,802
Sun                                    5,500         158
Texaco                                12,600         756
USX Marathon Group                    13,300         236

TOTAL OIL-INTERNATIONAL                           13,201

PAPER & PAPER PRODUCTS--1.8%
Avery Dennison                         1,800          62
Bemis                                  2,400          59
Boise Cascade                          4,200         124
Champion International                 4,300         167
Federal Paper Board                    3,900         123
International Paper                    6,000         470
James River                            5,700         138
Kimberly Clark                         7,400         435
Mead                                   2,300         120
Potlatch                               1,700          70
Scott Paper                            3,600         220
Stone Container                        2,400          47
Temple Inland                          2,100         116
Union Camp                             3,200         157
Westvaco                               3,800         145
Weyerhaeuser                           9,500     $   424

TOTAL PAPER & PAPER PRODUCTS                       2,877

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--0.6%
Eastman Kodak                         15,500         803
Polaroid                               3,000         105

TOTAL PHOTOGRAPHIC EQUIPMENT & SUPPLIES              908
PRECIOUS METALS--0.5%
American Barrick Resources*           13,100         349
Echo Bay Mines                         5,600          77
Homestake Mining                       6,400         136
Placer Dome                           10,800         271

TOTAL PRECIOUS METALS                                833

PRINTING & PUBLISHING--1.5%
American Greetings, Class A            4,000         116
Deluxe                                 3,200          94
Dow Jones                              4,300         129
Gannett                                7,600         365
John H. Harland                        5,500         116
Knight-Ridder                          2,000         100
McGraw Hill                            2,000         147
Meredith                               1,800          84
Moore                                  4,500          83
New York Times, Class A                6,400         140
R.R. Donnelly & Sons                   6,500         195
Time Warner                           18,400         643
Times Mirror, Class A                  5,500         169
Tribune                                2,900         157

TOTAL PRINTING & PUBLISHING                        2,538

PROFESSIONAL SERVICES--0.3%
Dun & Bradstreet                       8,300         478
National Education*                   15,500          79

TOTAL PROFESSIONAL SERVICES                          557

RAILROADS--1.1%
Burlington Northern                    4,100         206
Conrail                                3,700         183
CSX                                    4,800         329
Norfolk Southern                       6,400         398
Santa Fe Pacific                       8,400         190
Union Pacific                         10,000         537

TOTAL RAILROADS                                    1,843

REAL ESTATE--0.1%
Kaufman & Broad Home                   7,800         106

REPAIR SERVICES--0.0%
Ryder System                           2,500          64

RETAIL--7.1%
Albertsons                            13,000     $   379
American Stores                        6,600         167
Bruno's                                7,100          66
Charming Shoppes                      14,400         117
Circuit City Stores                    3,200          83
Dayton Hudson                          3,300         252
Dillard Department Stores              5,100         136
Gap                                    6,700         220
Genesco*                               5,700          14
Giant Food                             2,400          52
Great Atlantic & Pacific               2,200          56
Harcourt General                       4,100         141
Hasbro                                 4,400         130
Home Depot                            21,133         887
J.C. Penney                           11,700         604
K Mart                                22,200         397
Kroger*                                6,800         181
Longs Drug Stores                      2,400          83
Lowes                                  8,700         336
Lubys Cafeterias                       1,500          35
Mattel                                 7,812         212
May Department Stores                 11,500         453
McDonalds                             33,400         877
Melville                               5,000         178
Mercantile Stores                      1,800          75
Nordstrom                              4,500         180
Pep Boys-Manny Moe & Jack              2,900         101
Price/Costco*                         12,256         197
Rite Aid                               2,600          54
Ryans Family Steakhouses*             17,800         106
Sears Roebuck                         16,400         787
Shoneys*                               7,800         108
The Limited                           17,700         347
TJX Companies                          2,300          48
Toys R Us*                            13,100         467
Wal-Mart Stores                      111,900       2,613
Walgreen                               5,200         196
Wendy's International                  5,800          84
Winn Dixie Stores                      3,800         190
Woolworth                              5,400          94

TOTAL RETAIL                                      11,703

RUBBER & PLASTIC--0.5%
B.F. Goodrich                          1,000          42
Cooper Tire & Rubber                   3,000          70
Goodyear Tire & Rubber                 7,000         234
Nike, Class B                          3,400         200
Reebok International                   3,500         125
Rubbermaid                             6,700         178

TOTAL RUBBER & PLASTIC                               849

SEMI-CONDUCTORS/INSTRUMENTS--0.9%
Advanced Micro Devices*                3,300     $    98
Intel                                 20,400       1,255
M/A-Com*                               5,900          45
National Semiconductor*                5,000          78
Thomas & Betts                           800          54

TOTAL SEMI-CONDUCTORS/INSTRUMENTS                  1,530

SPECIALTY MACHINERY--0.9%
Ameritech                             26,300       1,058
Cooper Industries                      5,100         205
Westinghouse Electric                 16,200         211

TOTAL SPECIALTY MACHINERY                          1,474

TELEPHONES & TELECOMMUNICATION--8.2%
Airtouch Communications*              23,200         664
American Telephone & Telegraph        86,000       4,646
Bell Atlantic                         21,200       1,124
Bellsouth                             24,200       1,349
GTE                                   46,600       1,415
MCI Communications                    25,500         653
NYNEX                                 21,300         820
Pacific Telesis Group                 20,500         630
Southwestern Bell                     29,200       1,241
U S West                              22,100         856

TOTAL TELEPHONES & TELECOMMUNICATION              13,398

TRUCKING--0.2%
Consolidated Freightways*              3,100          68
Pittston Services Group                2,000          57
Roadway Services                       1,800         104
Yellow                                 1,500          28

TOTAL TRUCKING                                       257

WHOLESALE--0.8%
Alco Standard                          2,400         149
Cummins Engine                         1,200          47
Fleming                                3,200          75
Genuine Parts                          6,450         225
McKesson                               2,200         224
Praxair                                8,400         205
Super-Valu                             3,100          81
Sysco                                  8,700         221
W W Grainger                           2,000         119

TOTAL WHOLESALE                                    1,346

TOTAL COMMON STOCKS (Cost $157,399)              163,561

MASTER NOTES--0.3%
Heller Master Note--(A)
4.935%, 10/03/94                        $451    $    451

TOTAL MASTER NOTES (Cost $451)                       451

TOTAL INVESTMENTS--99.7%
(Cost $157,850)                                  164,012

OTHER ASSETS AND LIABILITIES--0.3%
Other assets and liabilities, net                    463

NET ASSETS

Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 15,335,999 outstanding shares           156,385

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
70,968 outstanding shares                            727

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
2,686 outstanding shares                              29

Undistributed net investment income                   38

Accumulated net realized gain on
investments                                        1,134

Net unrealized appreciation of
investments                                        6,162

TOTAL NET ASSETS:--100.0%                       $164,475

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                           $  10.67

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                           $  10.68

MAXIMUM SALES CHARGE OF 4.50% (1)                    .50

OFFERING PRICE PER SHARE-- RETAIL CLASS A       $  11.18

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                       $  10.66


*    Non-income producing security

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



EQUITY INCOME FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCKS--52.6%

BANKS--3.1%
National City                          21,000       $591

CHEMICALS--0.9%
Dupont (E.I.) de Nemours                3,000        174

DRUGS--4.5%
Abbott Laboratories                    14,000        439
Johnson & Johnson                       5,900        305
Pfizer                                  1,900        131

TOTAL DRUGS                                          875

ELECTRICAL UTILITIES--4.5%
Detroit Edison                         15,000        382
FPL Group                               7,000        228
Unicom                                 11,800        263

TOTAL ELECTRICAL UTILITIES                           873

FINANCIAL SERVICES--0.8%
American Express                        4,900        149

FOOD, BEVERAGE & TOBACCO--5.2%
Pepsico                                 4,700        156
Philip Morris                           9,300        568
Sara Lee                               12,600        284

TOTAL FOOD, BEVERAGE & TOBACCO                     1,008

HOUSEHOLD PRODUCTS--2.7%
Newell                                 23,000        512

INSURANCE--1.2%
Old Republic International              2,200         46
Providian                               6,000        189

TOTAL INSURANCE                                      235

MACHINERY--6.0%
General Electric                       17,000        818
Tenneco                                 7,900        349

TOTAL MACHINERY                                    1,167

MARINE TRANSPORTATION--0.9%
Anangel-American Shipholdings
(ADR)                                  11,700        181

MINING--0.3%
Great Northern Iron Ore Properties      1,300         62

OIL - DOMESTIC--4.7%
Atlantic Richfield                      8,000        807
Schlumberger                            2,000        109

TOTAL OIL-DOMESTIC                                   916

OIL - INTERNATIONAL--6.8%
Amoco                                   5,100    $   302
Exxon                                   8,000        461
Mobil                                   6,900        546

TOTAL OIL-INTERNATIONAL                            1,309

PAPER & PAPER PRODUCTS--2.4%
Kimberly Clark                          7,900        464

REAL ESTATE--1.2%
Burger King Investors Master L.P.      13,500        228

RETAIL--1.1%
Albertson's                             4,000        117
Sears Roebuck                           2,000         96

TOTAL RETAIL                                         213

TELEPHONES & TELECOMMUNICATION--6.3%
AT&T                                    5,900        319
NYNEX                                  13,000        500
Pacific Telesis Group                  13,000        400

TOTAL TELEPHONES & TELECOMMUNICATION               1,219

TOTAL COMMON STOCKS (Cost $10,188)                10,176

REAL ESTATE INVESTMENT TRUSTS--11.9%
Crescent Real Estate Equities           3,800        107
Healthcare Realty Trust                19,500        407
Manufactured Home Communities          21,000        420
National Golf Properties               22,700        459
Simon Property Group                   21,000        535
Weeks*                                 17,500        359

TOTAL REAL ESTATE INVESTMENT TRUSTS
(Cost $2,326)                                      2,287

PREFERRED STOCKS--6.8%

AUTOMOTIVE--5.1%
Ford Motor, Ser A, CV, $4.20            7,500        688
General Motors, Ser C, CV, $3.25        5,000        288

TOTAL AUTOMOTIVE                                    976

BANKS--1.3%
Citicorp, Ser 15, CV, $1.217           13,300       259

RETAIL--0.4%
Sears Roebuck, Ser A, CV                1,500        84

TOTAL PREFERRED STOCKS (Cost $1,348)              1,319

CONVERTIBLE BONDS--12.2%
Conner Peripheral
6.500%, 03/01/02                         $200   $   157
General Instrument
5.000%, 06/15/00                          350       458
Inco
5.750%, 07/01/04                          400       478
Integrated Health
Services
6.000%, 01/01/03                          250       301
Price
6.750%, 03/01/01                          375       363
Vencor
6.000%, 10/01/02                          500       602

TOTAL CONVERTIBLE BONDS (Cost
$2,346)                                           2,359

REPURCHASE AGREEMENTS--15.4%

J.P. Morgan 4.594%, dated
09/30/94, matures 10/03/94,
repurchase price $1,948,817
(collateralized by a Treasury
Interest Strip Coupon, total par
value $10,544,810, matures
02/15/15, market value $1,987,064)               1,948

Merrill Lynch 4.562%, dated
09/30/94, matures 10/03/94,
repurchase price $1,032,963
(collateralized by a U.S. Treasury
Note, total par value $1,049,644,
interest rate 4.25%, matures
01/31/95, market value $1,053,428)              1,033

TOTAL REPURCHASE AGREEMENTS (Cost
$2,981)                                         2,981

TOTAL INVESTMENTS--98.9% (Cost
$19,189)                                      $19,122

*    Non-income producing security

     ADR--American Depository Receipt



DIVERSIFIED GROWTH FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCK--84.2%

AUTOMOTIVE--2.7%
Ford Motor                          27,000    $  749
General Motors, Class E              4,000       152

TOTAL AUTOMOTIVE                                 901

COMMUNICATIONS EQUIPMENT--2.8%
Nokia (ADR)                         16,100       942

COMPUTER PERIPHERAL EQUIPMENT--2.1%
Cisco Systems*                      25,700       704

ELECTRICAL UTILITIES--.9%
Detroit Edison                      12,000       306

ENVIRONMENTAL SERVICES--1.7%
Wmx Technologies                    20,000       578

FINANCIAL SERVICES--3.9%
American Express                    16,500       501
Federal National Mortgage           10,400       819

TOTAL FINANCIAL SERVICES                       1,320

FOOD, BEVERAGE & TOBACCO--4.2%
Cott                                11,600       154
Pepsico                             16,000       530
Philip Morris Companies             12,000       733

TOTAL FOOD, BEVERAGE & TOBACCO                 1,417

HOUSEHOLD PRODUCTS--1.4%
Newell                              21,000       467

INSURANCE--0.6%
Old Republic
International                       10,000       209

MACHINERY--5.3%
General Electric                    23,300     1,121
Tenneco Incoporated                 15,400       680

TOTAL MACHINERY                                1,801

MARINE TRANSPORTATION--.9%
Royal Caribbean Cruises             12,300       320

MEASURING DEVICES--1.2%
MTS Systems                          8,000       194
Thermo Electron*                     4,500       206

TOTAL MEASURING DEVICES                          400

MEDICAL PRODUCTS & SERVICES--3.8%
Healthtrust*                        24,400       803
Medtronic                            9,200       486

TOTAL MEDICAL PRODUCTS & SERVICES              1,289

MISCELLANEOUS BUSINESS SERVICES--6.2%
Microsoft*                           5,500    $  309
Novell*                             23,500       347
Oracle Systems*                     23,100       993
Synopsys*                            2,700       122
The Bisys Group*                    16,000       340

TOTAL MISCELLANEOUS

BUSINESS SERVICES                              2,111
OIL/CHEMICALS--10.5%
Amoco                                9,000       533
Atlantic Richfield                   8,700       876
Dupont (E.I.) de Nemours            10,500       609
Exxon                                8,800       507
Mobil                                4,600       364
Schlumberger                         6,400       348
Sigma-Aldrich                        9,000       320

TOTAL OIL/CHEMICALS                            3,557

PAPER & PAPER PRODUCTS--2.9%
Kimberly-Clark                       6,700       394
Weyerhaeuser                        12,900       575

TOTAL PAPER & PAPER PRODUCTS                     969

PHARMACEUTICAL PREPARATIONS--7.1%
Abbott Laboratories                 23,500       737
Johnson & Johnson                   16,000       826
Perrigo*                            20,000       270
Pfizer                               8,000       553

TOTAL PHARMACEUTICAL PREPARATIONS              2,386

RAILROADS--0.7%
Southern Pacific Rail*              13,000       244

REAL ESTATE--4.0%
Debartolo Realty                    26,000       377
National Golf Properties            15,000       304
Simon Property Group                25,700       658

TOTAL REAL ESTATE                              1,339

RETAIL--7.8%
Albertson's                         19,300       562
Dayton Hudson                        8,000       612
McDonald's                          26,000       683
Orchard Suppply Hardware
Stores*                             12,900       119
Sears & Roebuck                     13,500       648

TOTAL RETAIL                                   2,624

SEMI-CONDUCTORS/INSTRUMENTS--1.9%
Intel                               10,400       640

SPECIALTY MACHINERY--2.8%
York International                  23,000   $   957

STEEL & STEEL WORKS--3.0%
Ak Steel Holding*                   12,000       390
Inco                                15,200       458
Rouge Steel, Class A                 6,000       176

TOTAL STEEL & STEEL WORKS                      1,024

TELEPHONES & TELECOMMUNICATION--4.9%
Airtouch
Communications*                     14,700       421
Pacific Telesis Group               14,000       431
Tele Danmark (ADR)*                  5,500       150
Vodafone (ADR)                      20,500       642
TOTAL TELEPHONES &
TELECOMMUNICATION                              1,644

TRUCKING--0.9%
Fritz Companies*                     8,100        288

TOTAL COMMON STOCKS (Cost $28,121)             28,437
CONVERTIBLE BONDS--1.9%
General Instrument Cv
5.000%, 06/15/00                   $   500        654
TOTAL CONVERTIBLE BONDS (Cost
$687)                                             654

REPURCHASE AGREEMENTS--9.2%

J.P. Morgan 4.594%, dated
09/30/94, matures 10/03/94,
repurchase price $1,779,444
(collateralized by a Treasury
Interest Coupon Note, par value
$9,628,355, maturity 02/15/15,
market value $1,814,367)                        1,779

Merrill Lynch 4.562%, dated
09/30/94, matures 10/03/94,
repurchase price $1,345,262
(collateralized by a U.S. Treasury
Note, par value $1,366,987,
interest rate 4.25%, maturity of
01/31/95, market value $1,371,915)              1,345

TOTAL REPURCHASE AGREEMENTS
(Cost $3,124)                                   3,124

TOTAL INVESTMENTS--95.3% (Cost
$31,932)                                      $32,215

*    Non-income producing security

     ADR--American Depository Receipt



STOCK FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCKS--92.5%

APPAREL/TEXTILES--1.9%
Liz Claiborne                       134,900    $ 3,069

AUTOMOTIVE--2.9%
Automotive Industries*               61,100      1,482
General Motors                       69,500      3,257

TOTAL AUTOMOTIVE                                 4,739

BANKS--3.6%
Banc One                             61,400      1,834
BayBanks                             32,500      1,788
Chemical Banking                     62,600      2,191

TOTAL BANKS                                      5,813

BUILDING & CONSTRUCTION SUPPLIES--0.6%
Instrument Systems*                 123,400        972

CHEMICALS--0.9%
Ferro                                62,200      1,532

COMPUTERS & SERVICES--4.5%
Hewlett Packard                      44,500      3,888
IBM                                  50,400      3,503

TOTAL COMPUTERS & SERVICES                       7,391

DIVERSIFIED--1.6%
International Paper                  32,900      2,583

DRUGS--4.6%
American Home Products               59,500      3,570
Bristol-Myers Squibb                 39,200      2,249
Upjohn                               51,900      1,771

TOTAL DRUGS                                      7,590

ELECTRICAL UTILITIES--0.7%
Hawaiian Electric                    38,100      1,205

FOOD, BEVERAGE & TOBACCO--5.1%
ConAgra                             133,700      4,212
Quaker Oats                          21,300      1,629
Sara Lee                            112,000      2,520

TOTAL FOOD, BEVERAGE & TOBACCO                   8,361

HOME APPLICANCES--1.4%
Whirlpool                            44,700      2,296

INSURANCE--6.9%
AMBAC                                81,600      3,019
General Re                           32,000      3,388
Providian                           102,400      3,226
Western National                    120,300    $ 1,624

TOTAL INSURANCE                                 11,257

MACHINERY--6.9%
Case Equipment                       55,400      1,080
Caterpillar                          36,600      1,981
Deere                                39,400      2,704
General Electric                     95,000      4,572
Ingersoll Rand                       28,900      1,022

TOTAL MACHINERY                                 11,359

MEDICAL--2.0%
Bausch & Lomb                        49,600      1,934
Becton, Dickinson                    28,100      1,356

TOTAL MEDICAL                                    3,290

METALS & MINING--4.3%
Aluminum Company of America          51,600      4,373
Inco                                 87,400      2,633

TOTAL METALS & MINING                            7,006

MULTI-INDUSTRY--5.1%
Dial                                 67,800      1,415
ITT                                  45,000      3,752
Minnesota Mining &
Manufacturing                        58,300      3,221

TOTAL MULTI-INDUSTRY                             8,388

OIL - INTERNATIONAL--9.3%
Exxon                                53,600      3,089
Mobil                                39,700      3,141
Royal Dutch Petroleum (ADR)          45,500      4,887
Texaco                               67,300      4,038

TOTAL OIL-INTERNATIONAL                         15,155

PAPER & PAPER PRODUCTS--5.4%
Bemis                               116,800      2,892
Bowater                              57,800      1,683
James River                          69,500      1,685
Scott Paper                          42,700      2,610

TOTAL PAPER & PAPER PRODUCTS                     8,870

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--4.6%
Eastman Kodak                        82,700      4,280
Xerox                                30,700      3,277

TOTAL PHOTOGRAPHIC EQUIPMENT
& SUPPLIES                                       7,557

RAILROADS--3.5%
CSX                                  40,500    $  2,774
Norfolk Southern                     21,900       1,363
Southern Pacific Rail*               82,700       1,551

TOTAL RAILROADS                                   5,688

RETAIL--2.0%
Dayton Hudson                        42,000       3,213

RUBBER & PLASTIC--3.0%
Premark International                75,200       3,177
Reebok International                 49,700       1,777

TOTAL RUBBER & PLASTIC                            4,954

SEMICONDUCTORS & RELATED DEVICES--3.2%
AMP                                  25,100       1,942
Texas Instruments                    48,500       3,316

TOTAL SEMICONDUCTORS & RELATED DEVICES            5,258

SPECIALTY MACHINERY--1.1%
York International                   43,800       1,823

TELEPHONES & TELECOMMUNICATION--3.0%
Century Telephone Enterprises        60,100       1,735
GTE                                 103,700       3,150

TOTAL TELEPHONES & TELECOMMUNICATION              4,885

WHOLESALE--0.7%
(W.W.) Grainger                      20,300       1,203

TOTAL COMMON STOCKS (Cost $137,541)             145,457

REAL ESTATE INVESTMENT TRUSTS--3.7%
Debartolo Realty                    161,400       2,340
Duke Realty Investments              65,400       1,635
Simon Property Group                 78,500       2,012

TOTAL REAL ESTATE INVESTMENT TRUSTS
(Cost $5,842)                                     5,987

MASTER NOTES--9.8%
Associates Corporation of North America (A)
4.813%, 10/04/94                     $2,066       2,066
Barclays (A)
4.779%, 10/03/94                      2,225       2,225
Goldman Sachs (A)
4.950%, 10/04/94                      5,876       5,876
Heller Financial (A)
4.935%, 10/04/94                      5,905       5,905

TOTAL MASTER NOTES (Cost $16,072)                16,072

TOTAL INVESTMENTS--102.3%
(Cost $159,455)                                 167,516

OTHER ASSETS AND LIABILITIES--(2.3%)
 Other assets and liabilties, net                (3,800)

NET ASSETS

Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
9,388,570 outstanding
shares                                         $140,908

Portfolio shares of
Retail Class A ($.0001
par value--2 billion
authorized) based on
510,016 outstanding
shares                                            7,677

Portfolio shares of
Retail Class B ($.0001
par value--2 billion
authorized) based on
20,964 outstanding
shares                                              351

Undistributed net
investment income                                    52

Accumulated net
realized gain on
investments                                       6,667

Net unrealized
appreciation of
investments                                       8,061

TOTAL NET
ASSETS:--100.0%                                $163,716

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                          $  16.50

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $  16.51

MAXIMUM SALES CHARGE OF
4.50% (1)                                           .78

OFFERING PRICE PER
SHARE--RETAIL CLASS A                          $  17.29

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                      $  16.49


*    Non-income producing security

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30,1994. The date shown is the longer of the reset date or demand date.
     ADR--American Depository Receipt

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



SPECIAL EQUITY FUND

DESCRIPTION                SHARES/PAR (000) VALUE (000)

COMMON STOCK--75.5%

AIRCRAFT--1.2%
Northrop                           35,000     $1,584

AUTOMOTIVE--0.3%
Oshkosh Truck Class B              42,200        459

BANKS--6.4%
Ahmanson (H.F.)                    46,400        969
Bank of Boston                    118,800      3,162
Chemical Banking                   58,100      2,034
Great Western Financial            66,800      1,286
PNC Bank                           50,600      1,309

TOTAL BANKS                                    8,760

CHEMICALS--5.4%
First Mississippi                  38,100        772
IMC Fertilizer Group*             108,000      4,805
Melamine Chemicals*                31,400        330
Nova                              128,900      1,418

TOTAL CHEMICALS                                7,325

COMMUNICATIONS EQUIPMENT--0.3%
Aydin*                             32,700        335

CONSTRUCTION MATERIALS--1.4%
Lafarge                            93,300      1,878

DRUGS--0.1%
Quadra Logic*                      25,400        171

ELECTRICAL UTILITIES--0.7%
Unicom                             41,700        928

FINANCIAL SERVICES--0.9%
Carr Realty                        59,200      1,199

FOOD, BEVERAGE & TOBACCO--1.5%
Archer Daniels Midland             79,300      2,062

GAMES, TOYS AND CHILDREN'S VEHICLES--0.1%
Educational Insights*              18,000        119

MACHINERY--0.5%
Brown & Sharpe Manufacturing*      85,700        589
Ferrofluidics*                     12,500         72

TOTAL MACHINERY                                  661

MARINE TRANSPORTATION--4.5%
Overseas Shipholding Group        132,800      2,888
Stolt-Nielsen S.A.*               151,900      3,266

TOTAL MARINE TRANSPORTATION                    6,154

METALS & MINING--16.9%
Aluminum Company of America        94,100    $ 7,976
Cleveland-Cliffs                   20,100        779
Cominco*                           54,700        998
Cyprus AMAX Minerals               35,300      1,103
INCO                              181,600      5,471
Nord Resources*                    68,500        454
Potash of Saskatchewan             17,600        719
Reynolds Metals                    77,500      4,388
USX--U.S. Steel Group              30,600      1,281

TOTAL METALS & MINING                         23,169

OIL SERVICES--2.6%
Atwood Oceanics*                   44,500        601
Halliburton                        62,000      1,953
Sonat Offshore Drilling            33,500        666
Stolt Comex Seaway, S.A.*          33,000        330

TOTAL OIL SERVICES                             3,550

OIL - DOMESTIC--13.5%
Amerada Hess                       20,100        935
Dekalb Energy*                     50,800        800
Diamond Shamrock                   21,900        564
Louisiana Land And
Exploration                        85,300      3,732
Maxus Energy*                      84,900        382
Murphy Oil                         27,700      1,205
USX--Marathon Group               267,400      4,746
Valero Energy                     252,400      5,111
Wiser Oil                          66,300      1,127

TOTAL OIL-DOMESTIC                            18,602

OIL - INTERNATIONAL--3.5%
Texaco                             80,400      4,824

PAPER & PAPER PRODUCTS--12.0%
Abitibi-Price*                    145,700      2,204
Boise Cascade                      70,900      2,092
Bowater                           179,100      5,215
Champion International            104,100      4,034
Federal Paper Board                89,200      2,810

TOTAL PAPER & PAPER PRODUCTS                  16,355

PRECIOUS METALS--5.9%
Agnico-Eagle Mines                 55,700        801
Hemlo Gold Mines                  231,600      2,663
Newmont Mining                    102,099      4,595

TOTAL PRECIOUS METALS                          8,059

RETAIL--0.9%
Dayton Hudson                      15,500      1,186

SEMICONDUCTORS & RELATED DEVICES--0.2%
Parlex*                            24,400   $    207

WHOLESALE--0.4%
Super Rite*                        37,000        490

TOTAL COMMON STOCKS (Cost $97,634)           108,077

MASTER NOTES--14.1%
Associates
4.813%, 10/04/94 (A)              $ 5,360      5,360
Barclays
4.779%, 10/03/94 (A)                2,955      2,955
Goldman Sachs
4.950%, 10/04/94 (A)                5,719      5,719
Heller
4.935%, 10/04/94 (A)                5,160      5,160

TOTAL MASTER NOTES
(Cost $19,194)                                19,194

REPURCHASE AGREEMENTS--7.7%

Merrill Lynch 4.562%, dated
09/30/94, matures 10/03/94,
repurchase price $5,689,060,
(collateralized by U.S. Treasury
Note, 4.25%, par value $5,666,471,
due 1/31/95, market value
$5,812,010.)                                   5,687

J.P. Morgan 4.594%, dated 09/30/94,
matures 10/03/94, repurchase price
$4,871,677, (collateralized by U.S.
Treasury Interest Coupon Note, total
par value $26,358,697, due 2/15/15,
market value $4,967,209.)                      4,870

TOTAL REPURCHASE AGREEMENTS
(Cost $10,557)                                10,557

TOTAL INVESTMENTS--101.0%
(Cost $127,384)                              137,828

OTHER ASSETS AND LIABILITIES--(1.0%)
Other assets and liabilities, net             (1,319)

NET ASSETS

Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
7,445,378 outstanding
shares                                      $111,287

Portfolio
shares--Retail Class A
($.0001 par value--2
billion authorized)
based on 423,818
outstanding shares                             6,311

Portfolio
shares--Retail Class B
($.0001 par value--2
billion authorized)
based on 21,387
outstanding shares                              365

Accumulated net
realized gain on
investments                                   8,102

Net unrealized
appreciation of
investments                                  10,444

TOTAL NET
ASSETS:--100.0%                            $136,509

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                      $  17.30

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                      $  17.30

MAXIMUM SALES CHARGE OF
4.50% (1)                                       .82

OFFERING PRICE PER
SHARE--RETAIL CLASS A                      $  18.12

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                  $  17.29


*    Non-income producing security

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30,1994. The date shown is the longer of the reset date or demand date.

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



REGIONAL EQUITY FUND

DESCRIPTION              SHARES/PAR (000) VALUE (000)

COMMON STOCKS--76.4%

APPAREL/TEXTILES--2.8%
G&K Services, Class A           125,850    $ 1,951
Raven Industries                 54,100      1,014

TOTAL APPAREL/TEXTILES                       2,965

AUTOPARTS--4.0%
Automotive Industries*          110,000      2,668
Deflecta-Shield*                101,100        834
Tower Automotive*                59,300        689

TOTAL AUTOPARTS                              4,191

BANKING--9.9%
Community First Bankshares       91,300      1,438
Investors Bank                  129,766      3,180
Metropolitan Financial          112,000      2,660
TCF Financial                    78,000      3,071

TOTAL BANKING                               10,349

CHEMICALS--1.9%
Fuller                           30,000        900
Hawkins Chemical                157,464      1,102

TOTAL CHEMICALS                              2,002

COMMUNICATIONS EQUIPMENT--2.1%
Communications Sysyems          200,000      2,000
Videolabs*                       58,300        189

TOTAL COMMUNICATIONS EQUIPMENT               2,189

COMPUTERS & SERVICES--8.0%
Computer Network
Technology*                     145,000      1,115
Control Data Systems*           358,100      2,395
Digi International*             182,200      2,596
Fourth Shift*                   200,000      1,250
Hutchinson Technology*           37,100      1,020

TOTAL COMPUTERS & SERVICES                   8,376

ELECTRONIC COMPONENTS--3.4%
BMC Industries                  224,000      3,136
Daktronics*                      62,700        423

TOTAL ELECTRONIC COMPONENTS                  3,559

ENTERTAINMENT--0.7%
Lodgenet Entertainment*          90,000        765

FINANCIAL SERVICES--2.5%
General Growth Properties       127,000      2,572

FOOD & BEVERAGE--7.8%
Grist Mill*                     200,000    $ 1,925
International Multifoods        164,000      2,685
Michael Foods                   142,500      1,568
Minnesota Brewing*                  147        662
Stokely USA*                    139,900      1,329

TOTAL FOOD & BEVERAGE                        8,169

MACHINERY--1.8%
Donaldson                        87,000      1,936

MEDICAL PRODUCTS & SERVICES--7.8%
Angeion*                        430,000      1,156
Biovascular*                    313,300      1,493
CNS*                            369,300      2,585
Lifecore Biomedical*            200,000      1,075
Medical Devices*                161,200        423
Minntech                         93,300      1,446

TOTAL MEDICAL PRODUCTS & SERVICES            8,178

MISCELLANEOUS CONSUMER SERVICES--2.6%
Regis*                          185,000      2,729

MISCELLANEOUS MANUFACTURING--2.5%
Recovery Engineering*           102,800      1,722
Shuffle Master*                  66,700        884

TOTAL MISCELLANEOUS MANUFACTURING            2,606

MISCELLANEOUS TRANSPORTATION--0.9%
Arctco                           50,175        953

PAPER & PAPER PRODUCTS--2.5%
Pentair                          65,272      2,578

PRINTING & PUBLISHING--2.3%
IPI*                             40,000        160
Merrill                         120,000      2,280

TOTAL PRINTING & PUBLISHING                  2,440

RETAIL--3.3%
Brauns Fashions*                 80,000       280
Damark International*           149,600     1,814
Younkers*                        70,000     1,330

TOTAL RETAIL                                3,424

RETAIL - EATING PLACES--1.0%
Vicorp Restaurants*              64,300     1,077

RUBBER & PLASTIC--0.1%
Green Isle Environmental
Services* (C)                   127,000        64

SEMI-CONDUCTORS & RELATED DEVICES--4.5%
FSI International*               74,500   $  1,714
Sheldahl*                        78,500        903
Zytec*                          180,000      2,070

TOTAL SEMI-CONDUCTORS & RELATED DEVICES      4,687

SPECIALTY CONSTRUCTION--0.6%
Apogee Enterprises               35,000        578

TELEPHONES & TELECOMMUNICATION--3.4%
Norstan*                        185,000      3,515

TOTAL COMMON STOCKS (Cost $70,464)          79,902

INVESTMENTS IN COMMON STOCK
OF AFFILIATES--10.1%
Aetrium*                        248,000      2,789
Audio King* (B)                 262,112      1,180
Canterbury Park Holdings* (B)   177,500        799
Navarre* (B)                    152,200        628
Northwest Teleproductions* (B)  170,000        595
Rimage* (B)                     216,000      1,188
Terrano* (B)                    350,000        656
TSI (B)                         310,000      2,712

TOTAL INVESTMENTS IN COMMON
STOCK OF AFFILIATES (Cost $10,082)          10,547

MASTER NOTES--13.0%
Associates Corporation of North America
4.813%, 10/04/94 (A)           $  3,029      3,029
Barclays Bank
4.779%, 10/03/94 (A)              3,210      3,210
Goldman Sachs
4.950%, 10/04/94 (A)              3,761      3,761
Heller Financial
4.935%, 10/04/94 (A)              3,578      3,578

TOTAL MASTER NOTES (Cost $13,578)           13,578

TOTAL INVESTMENTS--99.5%
(Cost $94,124)                             104,027

OTHER ASSETS AND LIABILITIES--0.5%
Other assets and liabilities, net              548

NET ASSETS

Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 7,668,481 outstanding shares     $ 85,103

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
666,336 outstanding shares                   7,204

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
14,788 outstanding shares                      186

Accumulated net realized gain on
investments                                  2,179

Net unrealized appreciation
of investments                               9,903

TOTAL NET ASSETS--100.0%                  $104,575

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                     $  12.52

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                     $  12.52

MAXIMUM SALES CHARGE OF 4.50% (1)              .59

OFFERING PRICE PER SHARE--RETAIL CLASS A  $  13.11

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                   $12.50

*    Non-income producing security

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1994. The date shown is the longer of the reset or demand date.

(B) Investments representing five percent or more of the outstanding voting securities of the issuer, and is or was an affiliate, as defined in the Investment Company Act of 1940, at or during the fiscal year ended September 30, 1994. The total cost of purchases of Aetrium, Audio King, Canterbury Holdings, Navarre, Northwest Teleproductions, Rimage, Terrano, and TSI were $2,559,698, $801,072, $710,000, $856,125, $623,125,
     $1,612,585, $689,625, and $2,229,419 respectively. With the exception of $28,258 in dividend income for TSI, there were neither sales nor dividend income during the annual period. Change in unrealized appreciation since 9/30/93 in affiliated securities is $464,722.

(C) Security sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under guidelines established by the Board of Directors.

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



EMERGING GROWTH FUND

DESCRIPTION                              SHARES  VALUE (000)

COMMON STOCKS--78.0%

AUTOMOTIVE--1.2%
Deflecta-Shield*                          9,900     $ 82

BEAUTY PRODUCTS--1.4%
Drypers*                                  8,000       96

BROADCASTING, NEWSPAPERS & ADVERTISING--3.8%
Bell Cablemedia ADR*                      4,500      116
National Wireless
Holdings*                                 3,800       31
Qualcomm*                                 4,500      114

TOTAL BROADCASTING,
NEWSPAPERS & ADVERTISING                             261

CHEMICALS--0.9%
Fuller (H.B.)                             2,100       63

COMMUNICATIONS EQUIPMENT--1.3%
Tellabs*                                  2,100       89

DRUGS--4.8%
Chiron*                                     500       33
Genzyme*                                  2,300       79
Idexx Labs*                               4,800      142
Perrigo*                                  6,100       82

TOTAL DRUGS                                          336

FINANCIAL SERVICES--7.3%
Advanta Class A                           1,700       51
Advanta Class B                             500       15
Concord Holding*                          7,600       63
Fiserv*                                   5,600      120
SPS Transaction Services*                 1,900       99
The Bisys Group*                          7,600      161

TOTAL FINANCIAL SERVICES                             509

FOOD, BEVERAGE & TOBACCO--1.7%
Cott                                      4,900       65
John B. Sanfilippo & Son                  6,100       55

TOTAL FOOD, BEVERAGE & TOBACCO                       120

HOUSEHOLD PRODUCTS--3.0%
Coleman*                                  4,000      140
Recoton*                                  4,350       71

TOTAL HOUSEHOLD PRODUCTS                             211

INSURANCE--2.8%
Capital Guaranty                          3,200       49
Partnerre Holdings                        3,200       70
Vesta Insurance Group                     2,800       74
TOTAL INSURANCE                                      193

MARINE TRANSPORTATION--1.0%
Royal Carribean Cruises                   2,800     $ 73

MEASURING DEVICES--0.7%
Quickturn Design Systems*                 5,700       51

MEDICAL PRODUCTS & SERVICES--11.5%
American Healthcorp*                      8,000       61
Cerner*                                   1,300       53
HBO                                       3,500      119
Healthsource*                             3,500      124
Quorum Health Group*                      8,000      152
Target Therapeutics*                      4,400      129
Vencor*                                   3,500      160

TOTAL MEDICAL PRODUCTS & SERVICES                    798

METALWORKING MACHINERY & EQUIPMENT--3.2%
Greenfield Industries                     4,600      111
Shaw Group*                               9,000      110

TOTAL METALWORKING MACHINERY
& EQUIPMENT                                          221

MISCELLANEOUS BUSINESS SERVICES--3.3%
Keane*                                    4,000       89
Landmark Graphics*                        6,000      141

TOTAL MISCELLANEOUS BUSINESS SERVICES                230

PETROLEUM & FUEL PRODUCTS--3.1%
Benton Oil And Gas*                      17,000      123
Coho Energy Resources*                   17,000       90

TOTAL PETROLEUM & FUEL PRODUCTS                      213

PRINTING & PUBLISHING--0.9%
Thomas Nelson                             3,300       61

RAILROADS--1.1%
Johnstown America Industries*             2,900       76

RETAIL--4.4%
Department 56*                            1,500       59
Gander Mountain Incorporation             5,900       75
Orchard Suppply Hardware Stores*          5,500       51
West Marine*                              5,300      119

TOTAL RETAIL                                         304

RETAIL - EATING PLACES--3.4%
Buffets*                                  3,700       58
Fresh Choice*                             4,300       86
Hometown Buffet                           9,000       90

TOTAL RETAIL-EATING PLACES                           234

SEMI-CONDUCTORS/INSTRUMENTS--1.1%
Chipcom*                                  1,500       80

SERVICES - PREPACKAGED SOFTWARE--6.8%
Network Peripherals*                     13,100     $185
Peoplesoft*                               2,900      140
Platinum Software*                        4,000       49
Powersoft*                                1,900      102

TOTAL SERVICES-PREPACKAGED SOFTWARE                  476

SPECIALTY CONSTRUCTION--0.5%
Insituform Mid-America Class A            3,900       37

SPECIALTY MACHINERY--2.5%
York International                        4,200      175

TELEPHONES & TELECOMMUNICATION--5.4%
A+ Communications*                        4,800       63
American Paging*                          3,800       33
Compania De Telef De Chile ADR            1,100       97
International Cabletel*                   5,100      163
Nextel Communications Class A*            1,000       21

TOTAL TELEPHONES & TELECOMMUNICATION                 377

TRUCKING--0.9%
Fritz Companies*                          1,800       64

TOTAL COMMON STOCKS (Cost $5,186)                  5,430

PREFERRED STOCKS--0.7%

SERVICES - PREPACKAGED SOFTWARE--0.7%
Network Imaging Pfd                       2,300       48

TOTAL PREFERRED STOCKS (Cost $53)                     48

REPURCHASE AGREEMENTS--17.8%

J.P. Morgan, 4.594%, dated 09/30/94,
matures 10/03/94, repurchase price
$680,821 (collateralized by a U.S.
Treasury Interest Coupon Note, par
value $3,683,531, maturing 02/15/15,
market value $694,126)                               680

Merrill Lynch 4.652%, dated
09/30/94, matures 10/03/94,
repurchase price $556,721
(collateralized by a U.S. Treasury
Note, par value $574,856, interest
rate 4.25%, maturing 01/31/95,
market value $567,746)                               557

TOTAL REPURCHASE AGREEMENTS
(Cost $1,237)                                      1,237

TOTAL INVESTMENTS--96.5% (Cost $6,476)            $6,715


*    Non-income producing security

(A) Variable rate security with Demand Features--the rate reported in the Schedule of Investments is the rate in effect as of September 30, 1994. The date shown is the longer of the reset date or demand date.

     ADR--American Depository Receipt




TECHNOLOGY FUND

DESCRIPTION SHARES VALUE (000)

COMMON STOCKS--91.3%

COMMUNICATIONS EQUIPMENT--21.3%
Broadband Technologies*                   6,600    $  117
Cascade Communications*                     500        24
DSC Communications*                       9,100       258
General DataComm Industries*              5,400       153
General Instrument*                       7,400       211
Newbridge Networks*                       4,300       138
Northern Telecom                          3,600       125
Qualcomm*                                 5,500       139
Tellabs*                                  5,500       234

TOTAL COMMUNICATIONS EQUIPMENT                      1,399

COMPUTERS & SERVICES--15.4%
Adaptec*                                  4,100        78
C-Cube Microsystems*                        300         6
Chipcom*                                  2,000       107
Cisco Systems*                            5,900       162
Compaq Computer*                          7,400       241
Convex Computer*                         18,200       146
Pinnacle Micro*                           4,000        52
S3*                                      11,000       140
Silicon Graphics*                         3,000        77

TOTAL COMPUTERS & SERVICES                          1,009

SEMI-CONDUCTORS/INSTRUMENTS--44.5%
Applied Materials*                        3,400       159
Dataware Technologies*                    3,100        41
Fourth Shift*                            12,300        77
FSI International*                        4,100        94
FTP Software*                             5,400       129
GaSonics International*                   1,700        30
Informix*                                12,100       334
Intel                                     1,300        80
Lam Research*                             3,200       129
LSI Logic*                                3,600       135
Megatest*                                 2,000        36
Micron Technology                         2,700        93
Network Peripherals*                     10,400       147
Novellus Systems*                         1,800        85
Oracle Systems*                           6,200       267
Parametric Technology*                    5,500       183
ParcPlace Systems*                        3,400        72
Peoplesoft*                               1,400        68
Platinum Software*                        4,600    $   56
Powersoft*                                3,700       199
Quickturn Design Systems*                 9,100        82
Softdesk*                                 1,000        18
Solectron*                                3,700        98
Sonic Solution*                           2,700        32
Symantec*                                10,100       151
Synopsys*                                 2,700       122

TOTAL SEMI-CONDUCTORS/INSTRUMENTS                   2,917

SERVICES - PREPACKAGED SOFTWARE--10.1%
Business Objects S.A.(ADR)*                 450        13
CFI Proservices*                          7,300       108
Legent*                                   4,800       127
Microsoft*                                4,500       252
Novell*                                  10,900       161

TOTAL SERVICES-PREPACKAGED SOFTWARE                   661

TOTAL COMMON STOCKS (Cost $5,298)                   5,986

PREFERRED STOCKS--4.9%

COMMUNICATIONS EQUIPMENT--4.1%
Nokia ADR                                 4,600       270

SERVICES - COMPUTER INTEGRATED SYSTEMS
DESIGN--0.8%
Network Imaging, Series A                 2,400        50

TOTAL PREFERRED STOCKS (Cost $277)                    320

REPURCHASE AGREEMENTS--3.9%

Merrill Lynch 4.562%, dated
09/30/94, matures 10/03/94,
repurchase price $257,957
(collateralized by a U.S. Treasury
Note, total par value $262,122,
interest rate 4.25%, matures
01/31/95, market value $263,068)                      258

TOTAL REPURCHASE AGREEMENTS (Cost $258)               258

TOTAL INVESTMENTS--100.1%
(Cost $5,833)                                       6,564

OTHER ASSETS AND LIABILITIES--(0.1%)

Other assets and liabilities, net                     (10)

NET ASSETS

Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
580,310 outstanding shares                         $5,628

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 5,513
outstanding shares                                     53

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 160
outstanding shares                                      2

Accumulated net investment loss                        (3)

Accumulated net realized gain on investments          143

Net unrealized appreciation of investments            731

TOTAL NET ASSETS:--100.0%                          $6,554

NET ASSET VALUE, OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                         $11.19

NET ASSET VALUE AND REDEMPTION
PRICE PER SHARE--RETAIL CLASS A                    $11.19

MAXIMUM SALES CHARGE OF 4.50% (1)                     .53

OFFERING PRICE PER SHARE--RETAIL CLASS A           $11.72

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                          $11.17

*    Non-income producing security

     ADR--American Depository Receipt

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.



INTERNATIONAL FUND

DESCRIPTION SHARES VALUE (000)

FOREIGN STOCKS--83.1%

ARGENTINA--2.0%
Argentina Telecommunications
ADR                                     4,000     $  267
Banco Frances Rio Plata ADR*            2,300         69
Cementera Argentina*                   46,901        376
IRSA "B"*                              23,400         78
Quilmes Industrial                      7,000        164

TOTAL ARGENTINA                                      954

CANADA--0.8%
Archer Resources*                       8,200        108
Chauvco Resources*                      4,700         58
Euro-Nevada Mining                      3,000         92
Franco-Nevada Mining                    2,000        130

TOTAL CANADA                                         388

CHILE--0.3%
Banco O'Higgins ADR*                    6,500        133

COLUMBIA--0.5%
Banco Ganadero ADR*                     2,000         52
Cementos Paz Del Rio GDR*               3,800         95
Corporacion Financiera Valle
GDS                                     4,000         88

TOTAL COLUMBIA                                       235

FINLAND--2.2%
Nokia                                   9,000      1,045

FRANCE--0.4%
Cie Bancaire                            1,200        113
Lafarge Coppee                          1,200         94

TOTAL FRANCE                                         207

GERMANY--2.2%
Bayer                                     775        175
Mannesmann                              1,350        336
Veba                                    1,720        570

TOTAL GERMANY                                      1,081

HONG KONG--9.8%
Cheung Kong Holdings                   57,000        277
Citic Pacific                         176,000        544
First Pacific                         916,000        670
Hong Kong Aircraft Engineering         40,800        189
Hong Kong Land Holdings                50,000        124
Hong Kong Telecommunications          307,400        615
Hopewell Holdings                     203,000        190
HSBC Holdings                          18,200        203
Hutchison Whampoa                      60,000        283
Johnson Electric Holdings              20,000         56
Sun Hung Kai Properties                68,000     $  506
Swire Pacific "A"                      11,000         86
Television Broadcasts                 111,000        516
Wharf Holdings                        104,000        419
Wheelock                               30,000         66

TOTAL HONG KONG                                    4,744

INDIA--0.8%
I.T.C. ADR*                            12,000        156
Reliance Industries GDR                 9,000        216

TOTAL INDIA                                          372

ISRAEL--0.1%
ECI Telecommunications                  3,600         63

ITALY--3.7%
Assicurazioni Generali                  8,910        228
Fiat*                                  84,000        359
Instituto Mobiliare                    22,000        152
Mediobanca                             10,600         95
Montedison*                           216,000        189
Olivetti Group*                       220,000        295
Stet-Soc Fin Telefonica ADR            80,000        248
Telecom Italia                         85,000        240

TOTAL ITALY                                        1,806

JAPAN--28.6%
Alpine Electronics                      6,000        126
Alps Electric*                          8,000        104
Amway Japan ADR                         3,000         48
Bridgestone                            30,000        470
Canon                                  17,000        299
Dai Nippon Printing                    12,000        217
Daiei                                  33,000        533
Daini Denden                              106        926
Daiwa Securities                       31,000        454
Fanuc                                   4,000        187
Hirose Electric                         4,000        250
Hitachi                                18,000        174
Honda Motor                             9,000        150
Ito Yokado                             13,000        694
Jusco                                  24,000        519
KOA                                     8,000        129
Komatsu                                57,000        519
Kurita Water Industries                 3,000         80
Kyocera                                 6,000        429
Marui                                   9,000        156
Matsushita Electric                    21,000        335
Minebea                                38,000        320
Misawa Homes                           10,000         95
Mitsubishi Bank                         5,000        124
Mitsubishi Electric                    17,000    $   120
Mitsubishi Heavy Industries            30,000        233
Mitsumi Electric                        9,000        119
Mr. Max                                 2,800         76
Murata Manufacturing                   11,000        425
NEC                                    64,000        769
Nippon Telegraph & Telephone               24        213
Nippondenso                             4,000         81
Nissan Motors                          27,000        221
Nomura Securities                      28,000        580
Senshukai                               7,000        229
Sharp                                  42,000        746
Sony                                   12,000        698
Sumitomo Chemical                      34,000        193
Sumitomo Electric                       8,000        118
Suzuki Motor                           27,000        327
Takara Standard                        10,000        121
Tokyo Electronics                       9,000        287
Toppan Printing                         5,000         73
Toshiba                                50,000        376
Toyo Communications Equipment           3,000         94
Toyota Motor                           19,000        389

TOTAL JAPAN                                       13,826

KOREA--1.6%
Korea Fund                             13,000        340
Samsung Electric New GDS*                 174         12
Samsung Electric Old GDS*               6,200        411

TOTAL KOREA                                          763

MALAYSIA--6.3%
Aokam Perdana                          21,000        184
Aokam Perdana "A"*                      8,000         69
Arab-Malaysian Merchant Bank*          58,000        633
Genting                                11,000         99
Leader Universal Holdings              55,000        315
Malayan Banking                        38,000        254
Malaysian Helicopter                   34,400        107
Resort World                           94,000        594
Sime Darby Malaysia                    66,000        191
Technology Resources*                  86,000        352
Telekom Malaysia                       30,000        235

TOTAL MALAYSIA                                     3,033

MEXICO--9.5%
Apasco                                 10,000         97
Bufete Industrial ADR                   4,500        185
Cemex "A"                              33,750        303
Cifra                                 117,000        345
Empresas ICA Sociedad
Controladora ADR                        6,000        194
Grupo Carso ADR*                       18,600     $  423
Grupo Financiero Banamex "C"           56,000        389
Grupo Financiero Inbursa "C"*          25,000        107
Grupo Industrial Durango ADR*           1,900         45
Grupo Iusacell ADS*                     1,610         48
Grupo Posadas "A"*                    177,000        198
Grupo Sidek ADR*                       60,000        540
Grupo Situr ADR "B"*                   36,000        124
Grupo Synkro ADR*                     100,000        163
Grupo Televisa GDR                      6,800        394
Grupo Tribasa ADR*                      1,900         70
Kimberly Clark "A"                     11,000        230
San Luis                                6,000         67
Servicios Financieros Quadrum
ADR*                                    7,700        125
Tolmex                                 38,000        578

TOTAL MEXICO                                       4,625

NETHERLANDS--0.3%
Polygram                                3,700        160

NORWAY--0.6%
Petroleum Geo-Services ADR*            16,100        312

PERU--0.3%
Banco Wiese*                            6,800        165

PHILIPPINES--0.6%
San Miguel "B"                         60,000        286

SINGAPORE--3.2%
Cerebos Pacific                        55,000        299
City Developments                      28,600        155
DBS Land                              100,000        313
Singapore Press "F"                     5,000         88
Straits Steamship Land                108,000        356
United Overseas Bank "F"               33,200        334

TOTAL SINGAPORE                                    1,545

SWEDEN--3.3%
Asea "B"                                6,800        481
Autoliv*                                3,000         90
Electrolux "B"                          2,900        137
Ericsson Telephone ADR                 17,000        914

TOTAL SWEDEN                                       1,622

SWITZERLAND--1.8%
Brown Boveri & Cie Bearer                 520        448
Roche Holdings                             60        270
Union Bank of Switzerland Bearer          180        172

TOTAL SWITZERLAND                                    890

TAIWAN--0.2%
Taiwan Fund                             3,000       $ 92

THAILAND--1.8%
Advanced Info Service "F"              12,000        191
Advanced Info Service Rights*          24,000        371
Land and House "F"                     16,000        318

TOTAL THAILAND                                       880

UNITED KINGDOM--2.0%
Barclays Bank                          14,000        126
Next*                                  66,400        250
Reuters Holdings                       49,000        367
Takare                                 20,000         66
Vodafone Group                         51,000        158

TOTAL UNITED KINGDOM                                 967

VENEZUELA--0.2%
Industrias Mavesa ADS                  11,000         73

TOTAL FOREIGN STOCKS
(Cost $38,958)                                    40,267

REPURCHASE AGREEMENT--18.3%

Merrill Lynch 4.5625%, dated
09/30/94, matures 10/03/94,
repurchase price $8,854,000
(collateralized by a U.S. Treasury
Note, total par value $21,145,000,
interest rate 4.25%, maturity date
01/31/95, total market value:
$21,072,250)                                       8,854

TOTAL REPURCHASE AGREEMENT
(Cost $8,854)                                      8,854

TOTAL INVESTMENTS--101.4%
(Cost $47,812)                                    49,121

OTHER ASSETS AND LIABILITIES--(1.4%)
Other assets and liabilities, net                   (672)

NET ASSETS

Portfolio shares Institutional Class ($.0001 par
value--2 billion authorized) based on 4,694,760
outstanding shares                                47,350

Portfolio shares Retail Class A ($.0001 par
value--2 billion authorized) based on 45,395
outstanding shares                                   457

Portfolio shares Retail Class B ($.0001 par
value--2 billion authorized) based on 2,128
outstanding shares                                    22

Accumulated net investment loss                     (415)

Accumulated net
realized loss on
investments and
foreign currency
transactions                                     $  (234)

Net unrealized
depreciation on
forward foreign
currency contracts,
foreign currency and
translation of other
assets and
liabilities in
foreign currency                                     (40)

Net unrealized
appreciation of
investments                                        1,309

TOTAL NET
ASSETS:--100.0%                                  $48,449

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                            $ 10.22

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE --RETAIL CLASS A                           $ 10.21

MAXIMUM SALES CHARGE
OF 4.50% (1)                                         .48

OFFERING PRICE PER
SHARE -- RETAIL CLASS A                          $ 10.69

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                        $ 10.21

*    Non-income producing security

     ADR--American Depository Receipt
     ADS--American Depository Shares
     GDR--Global Depository Receipt
     GDS--Global Depository Shares

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.


Statements of Assets and Liabilities (000)----SEPTEMBER 30, 1994

                                                             EQUITY     DIVERSIFIED
                                                             INCOME        GROWTH
                                                              FUND         FUND
ASSETS:
Investment securities, at value
(cost $19,189, and $31,932, respectively)                   $ 19,122    $ 32,215

RECEIVABLES:
 Accrued income                                                  113        --
 Securities sold                                                --           302
 Capital shares sold                                             973       1,591
Other assets                                                      55         133

TOTAL ASSETS                                                  20,263      34,241

LIABILITIES:

PAYABLES:
 Securities purchased                                            891         454

Other liabilities                                                 30        --

TOTAL LIABILITIES                                                921         454

NET ASSETS:
Portfolio Shares--Institutional Class
(No par value--unlimited authorization)
based on 1,768,328 & 3,502,094 outstanding shares,
respectively                                                  17,862      34,419

Portfolio Shares--Retail Class A
(No par value--unlimited authorization)
based on 187,297 & 208,967 outstanding shares,
respectively                                                   1,982       2,133

Portfolio Shares--Retail Class B
(No par value--unlimited authorization)
based on 101 & 1,370 outstanding shares,
respectively                                                       1          13

Undistributed net investment income                               30          20

Accumulated net realized loss on investments                    (466)     (3,081)

Net unrealized appreciation (depreciation) of investments        (67)        283

TOTAL NET ASSETS                                            $ 19,342    $ 33,787

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                        $   9.89    $   9.10

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                       $   9.89    $   9.09

MAXIMUM SALES CHARGE OF 4.50% (1)
AND 4.50% (1), RESPECTIVELY                                      .47         .43

OFFERING PRICE PER SHARE--RETAIL CLASS A                    $  10.36    $   9.52

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (2)                                   $   9.88    $   9.09

(1) The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50% and 4.50%, respectively.

(2) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF ASSETS AND LIABILITIES (000)----SEPTEMBER 30, 1994

                                                                  COLORADO
                                                                INTERMEDIATE EMERGING
                                                                   TAX FREE   GROWTH
                                                                     FUND      FUND
ASSETS:
Investment securities, at value
(cost $8,173, and $6,476 respectively)                             $ 8,141    $6,715

RECEIVABLES:
 Accrued income                                                        129      --
 Securities sold                                                      --          33
 Capital shares sold                                                   458       351
Other assets                                                            27        23

TOTAL ASSETS                                                         8,755     7,122

LIABILITIES:

PAYABLES:
 Securities purchased                                                  745       136
 Accrued expenses                                                       33        28

Other liabilities                                                        3      --

TOTAL LIABILITIES                                                      781       164

NET ASSETS:
Portfolio Shares--Institutional Class
($.0001 par value--2 billion authorized) based
on 716,975 & 648,578 outstanding shares, respectively                7,306     6,548

Portfolio Shares--Retail Class A
($.0001 par value--2 billion authorized) based
on 68,223 & 8,552 outstanding shares, respectively                     697        86

Portfolio Shares--Retail Class B
($.001 par value--2 billion authorized) based
on 0 & 1,730 outstanding shares, respectively                         --          18

Undistributed net investment income                                      2         1

Accumulated net realized gain on investments                             1        66

Net unrealized appreciation (depreciation) of investments              (32)      239

TOTAL NET ASSETS                                                   $ 7,974    $6,958

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                                         $ 10.16    $10.56

NET ASSET VALUE AND REDEMPTION PRICE PER SHARE--RETAIL CLASS A     $ 10.15    $10.57

MAXIMUM SALES CHARGE OF 3.00% (1) AND 4.50% (1), RESPECTIVELY          .31       .50

OFFERING PRICE PER SHARE--RETAIL CLASS A                           $ 10.46    $11.07

NET ASSET VALUE AND OFFERING PRICE PER SHARE--RETAIL CLASS B (2)      --      $10.55

(1)The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00% and 4.50%, respectively.

(2)Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

For the period ended September 30, 1994

                                                                       LIMITED      INTERMEDIATE     FIXED      MANAGED
                                                                         TERM           TERM         INCOME     INCOME
                                                                      INCOME FUND    INCOME FUND      FUND      FUND(1)
INVESTMENT INCOME:
Interest                                                               $ 4,695         $ 3,355       $ 3,740    $ 3,690
Dividends                                                                   --              --            --         --
TOTAL INVESTMENT INCOME                                                  4,695           3,355         3,740      3,690
EXPENSES:
Investment advisory fees                                                   673             445           338        371
Distribution fees--Retail Class A                                          120              64            62          3
Administrator fees                                                         192             127           125        114
Transfer agent fees                                                         22              21            16         16
Amortization of organizational costs                                         2               2            --          8
Custodian fees                                                               6               5             5          5
Directors' fees                                                              3               2             2          1
Registration fees                                                           18              19            22         19
Professional fees                                                           25              20            21         42
Printing                                                                    16              14            10         44
Other                                                                        9               5             7          8
TOTAL EXPENSES                                                           1,086             724           608        631
LESS: EXPENSES WAIVED OR ABSORBED                                         (509)           (329)         (213)      (276)
TOTAL NET EXPENSES                                                         577             395           395        355
INVESTMENT INCOME--NET                                                   4,118           2,960         3,345      3,335
REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS--NET:
Net realized gain (loss) on investments                                     29            (863)         (188)    (1,434)
Net change in unrealized appreciation (depreciation) of
investments                                                             (2,149)         (2,753)       (5,201)      (261)
NET GAIN (LOSS) ON INVESTMENTS                                          (2,120)         (3,616)       (5,389)    (1,695)
NET INCREASE (DECREASE) IN NET ASSETS  RESULTING FROM OPERATIONS       $ 1,998         $  (656)      $(2,044)   $ 1,640

(table continued)

                                                                                  MINNESOTA
                                LIMITED                           COLORADO         INSURED
 INTERMEDIATE     MORTGAGE      TERM TAX       INTERMEDIATE     INTERMEDIATE     INTERMEDIATE
  GOVERNMENT     SECURITIES    FREE INCOME       TAX FREE         TAX FREE         TAX FREE
  BOND FUND         FUND         FUND(1)           FUND            FUND(2)          FUND(3)

   $354           $ 1,977         $ 525           $ 171             $ 48            $ 323
     --                --            --              --               --               --
    354             1,977           525             171               48              323

     37               225           106              19                6               43
      7                29            --               5                1                1
     50                64            63              50               24               29
     13                17            15              11                8                9
     --                 2             8              --                3                3
      2                10             2               1               --                2
     --                 1            --              --               --               --
      4                 5            16               2                1                8
      1                 9            16               1               --                3
     --                 6            17              --                1                1
     --                 2             7              --               --               --
    114               370           250              89               44               99
    (85)             (173)         (121)            (70)             (38)             (58)
     29               197           129              19                6               41
    325             1,780           396             152               42              282

    (78)              (62)          (13)            (38)               1              (12)
   (344)           (1,966)         (115)           (178)             (32)            (252)
   (422)           (2,028)         (128)           (216)             (31)            (264)
   $(97)          $  (248)        $ 268           $ (64)            $ 11            $  18


(1) Period from December 1, 1993 to September 30, 1994 for Managed Income Fund and Limited Term Tax Free Fund. On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(2)  The Colorado Intermediate Tax Free Fund commenced operations on April 4,
     1994.

(3) The Minnesota Insured Intermediate Tax Free Fund commenced operations February 28, 1994.

The accompanying notes are an integral part of the financial statements.



STATEMENTS OF OPERATIONS (000)

For the period ended September 30, 1994


                                                                                 ASSET                 EQUITY     EQUITY
                                                                              ALLOCATION  BALANCED     INDEX      INCOME
                                                                                 FUND       FUND       FUND       FUND(1)
INVESTMENT INCOME:
Interest                                                                       $   608    $ 3,364    $    96    $   904
Dividends                                                                        1,166      1,787      4,235        223
Less: Foreign taxes withheld                                                      --         --         --         --
Total investment income                                                          1,774      5,151      4,331      1,127
EXPENSES:
Investment advisory fees                                                           374        888      1,076        141
Distribution fees--Retail Class A                                                   52        126        135          1
Administrator fees                                                                 107        254        308         64
Transfer agent fees                                                                 20         26         26         17
Amortization of organizational costs                                                 2          3          4          8
Custodian fees                                                                      36         15         24          2
Directors' fees                                                                      2          4          5          1
Registration fees                                                                   12         36         29         16
Professional fees                                                                   15         39         43         14
Printing                                                                             9         23         28         19
Other                                                                                3         12         12          9
TOTAL EXPENSES                                                                     632      1,426      1,690        292
LESS: EXPENSES WAIVED OR ABSORBED                                                 (231)      (467)    (1,152)      (124)
TOTAL NET EXPENSES                                                                 401        959        538        168
INVESTMENT INCOME (LOSS)--NET                                                    1,373      4,192      3,793        959
REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS--NET:
Net realized gain (loss) on investments                                          1,042      2,435      1,237       (442)
Net realized loss on forward foreign currency contracts
 and foreign currency transactions                                                --         --         --         --
Net change in unrealized appreciation (depreciation) of investments             (1,588)    (3,010)        56        334
Net change in unrealized depreciation on forward foreign currency contracts, foreign currency and translation of other assets and liabilities in foreign
currency                                                                          --         --         --         --
NET GAIN (LOSS) ON INVESTMENTS                                                    (546)      (575)     1,293       (108)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                $   827    $ 3,617    $ 5,086    $   851

(table continued)

 DIVERSIFIED                  SPECIAL     REGIONAL    EMERGING
   GROWTH         STOCK       EQUITY       EQUITY      GROWTH     TECHNOLOGY    INTERNATIONAL
   FUND(1)        FUND         FUND         FUND       FUND(2)      FUND(2)        FUND(2)

    $43          $   454      $   982      $  595       $ 15         $  8         $   95
    466            3,297        1,885         684          5            2            159
     --               --           --          --         --           --            (20)
    509            3,751        2,867       1,279         20           10            234

    169              926          738         579         14           11            188
      1              125           92          74         --           --             --
     63              273          212         166         25           25             31
     18               24           23          20          8            8             10
      8               --           --           4          3            3              3
      2               14            8           8          1           --             38
      1                3            3           3         --           --             --
     29               32           34          28          2            2             17
     21               40           32          27          1            1              7
     19               20           19          15         --           --              5
      6               12            8           6         --           --              9
    337            1,469        1,169         930         54           50            308
   (132)            (442)        (326)       (262)       (38)         (37)           (45)
    205            1,027          843         668         16           13            263
    304            2,724        2,024         611          4           (3)           (29)
 (3,037)           7,831        8,668       2,221         66          143           (177)
     --               --           --          --         --           --           (443)
  1,902              319        7,538       2,652        239          731          1,309

     --               --           --          --         --           --            (40)
 (1,135)           8,150       16,206       4,873        305          874            649
  $(831)         $10,874      $18,230      $5,484       $309         $871         $  620


(1) Period from December 1, 1993 to September 30, 1994 for Equity Income Fund and Diversified Growth Fund. On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(2) The Emerging Growth, Technology and International Funds commenced operations April 4, 1994.



STATEMENTS OF CHANGES IN NET ASSETS (000)

                                                                           INTERMEDIATE            FIXED
                                                    LIMITED TERM           TERM INCOME             INCOME           MANAGED
                                                    INCOME FUND               FUND                  FUND          INCOME FUND
                                                10/1/93   12/14/92(4) 10/1/93   12/14/92(4) 10/1/93  10/1/92   12/1/93   11/17/92(6)
                                                     to        to          to        to          to       to        to         to
                                                9/30/94   9/30/93     9/30/94   9/30/93     9/30/94  9/30/93   9/30/94(5)11/30/93
OPERATIONS:
Investment income--net                          $  4,118   $  3,597    $ 2,960    $  2,254   $ 3,345   $ 2,131  $ 3,335   $  3,789
Net realized gain (loss) on investments               29         (6)      (863)      1,071      (188)      550   (1,434)      (446)
Net change in unrealized appreciation
(depreciation) of investments                     (2,149)       730     (2,753)        594    (5,201)    1,723     (261)    (1,393)
Net increase in net assets resulting from
operations                                         1,998      4,321       (656)      3,919    (2,044)    4,404    1,640      1,950
DISTRIBUTIONS TO SHAREHOLDERS FROM:
Investment income--net:
 Institutional class                              (2,182)        --     (1,900)         --    (2,150)       --     (519)        --
 Retail class A                                   (1,862)    (3,665)    (1,064)     (2,249)   (1,197)   (2,123)  (2,859)    (3,738)
 Retail class B                                       --         --         --          --        --        --       --         --
Net realized gain on investments:
 Institutional class                                  --         --         --          --        --        --       --         --
 Retail class A                                       --         --         --        (497)      (51)     (489)      --         --
 Retail class B                                       --         --         --          --        --        --       --         --
Distributions in excess of realized
capital gains:
 Institutional class                                  --         --         --          --        --        --       --         --
 Retail class A                                       --         --       (685)         --      (523)       --       --         --
 Retail class B                                       --         --         --          --        --        --       --          --
TOTAL DISTRIBUTIONS                               (4,044)    (3,665)    (3,649)     (2,746)   (3,921)   (2,612)  (3,378)     (3,738)
CAPITAL SHARE TRANSACTIONS (1):
Institutional class:
 Transfer from retail class A                     82,491         --     59,843          --    44,936        --   48,679          --
 Proceeds from sales                              16,209         --     25,019          --    58,825        --    3,367          --
 Reinvestment of distributions                     2,151         --      1,829          --     1,749        --      364          --
 Payments for redemptions                        (29,445)        --    (15,273)         --   (12,069)       --   (4,270)         --
Increase in net assets from Institutional
class transactions                                71,406         --     71,418          --    93,441        --   48,140          --
Retail class A:
 Proceeds from sales                              28,721    179,835      4,929      85,136    12,649    58,147    8,648      87,518
 Reinvestment of distributions                     1,645      3,519      1,744       2,740     1,635     2,303    2,256       2,847
 Payments for redemptions                        (59,260)   (62,210)    (9,581)    (21,758)  (12,211)  (14,286) (31,310)    (14,929)
 Transfer to institutional class                 (82,491)        --    (59,843)         --   (44,936)       --  (48,679)         --
Increase (decrease) in net assets from
Retail class A transactions                     (111,385)   121,144    (62,751)     66,118   (42,863)   46,164  (69,085)     75,436
Retail class B:
 Proceeds from sales                                   1         --         --          --       116        --       --          --
 Reinvestment of distributions                        --         --         --          --        --        --       --          --
 Payments for redemptions                             --         --         --          --        --        --       --          --
Increase (decrease) in net assets from
Retail class B transactions                            1         --         --          --       116        --       --          --
Increase (decrease) in net assets from
capital share transactions                       (39,978)   121,144      8,667      66,118    50,694    46,164  (20,945)     75,436
Total increase (decrease) in net assets          (42,024)   121,800      4,362      67,291    44,729    47,956  (22,683)     73,648

NET ASSETS AT BEGINNING OF PERIOD                121,800         --     67,291          --    53,601     5,645   73,748         100
NET ASSETS AT END OF PERIOD (2)(3)             $  79,776   $121,800   $ 71,653    $ 67,291  $ 98,330  $ 53,601  $51,065    $ 73,748
(1)Capital share transactions:
Institutional class:
 Transfer from retail class A                      8,255         --      5,960          --     4,120        --    4,793          --
 Proceeds from sales                               1,636         --      2,597          --     5,555        --      352          --
 Reinvestment of distributions                       218         --        188          --       165        --       38          --
 Payments for redemptions                         (2,975)        --     (1,581)         --    (1,140)       --     (447)         --
Total Institutional class transactions             7,134         --      7,164          --     8,700        --    4,736          --
Retail class A:
 Proceeds from sales                               2,860     17,966        506       8,466     1,128     5,279      892       8,749
 Reinvestment of distributions                       164        352        174         270       147       207      234         288
 Payments for redemptions                         (5,916)    (6,206)      (967)     (2,153)   (1,092)   (1,282)  (3,245)     (1,504)
 Transfer to institutional class                  (8,255)        --     (5,960)         --    (4,120)       --   (4,793)         --
Total Retail class A transactions                (11,147)    12,112     (6,247)      6,583    (3,937)    4,204   (6,912)      7,533
Retail class B:
 Proceeds from sales                                  --         --         --          --        11        --       --          --
 Reinvestment of distributions                        --         --         --          --        --        --       --          --
 Payments for redemptions                             --         --         --          --        --        --       --          --
Total Retail class B transactions                     --         --         --          --        11        --       --          --
NET INCREASE (DECREASE) FROM SHARE TRANSACTIONS   (4,013)    12,112        917       6,583     4,774     4,204   (2,176)      7,533

(table continued)

                                                                                                                         MINNESOTA
                                                                                                         COLORADO         INSURED
    INTERMEDIATE                                                                                       INTERMEDIATE    INTERMEDIATE
   GOVERNMENT BOND           MORTGAGE                  LIMITED TERM                  INTERMEDIATE        TAX FREE        TAX FREE
        FUND              SECURITIES FUND           TAX FREE INCOME FUND            TAX FREE FUND          FUND            FUND
10/1/93      10/1/92   10/1/93       12/14/92(4)  12/1/93        2/19/93(8)      10/1/93      10/1/92    4/4/94(7)       2/28/94(9)
     to           to        to            to           to             to              to           to         to              to
9/30/94      9/30/93   9/30/94       9/30/93      9/30/94(5)     11/30/93        9/30/94      9/30/93    9/30/94         9/30/94

   $325      $   75    $  1,780      $  1,015     $      396     $    276        $    152     $   71      $   42         $   282
    (78)         18         (62)           10            (13)          (2)            (38)        18           1             (12)
   (344)          2      (1,966)          729           (115)          36            (178)        51         (32)           (252)
    (97)         95        (248)        1,754            268          310             (64)       140          11              18

   (217)         --      (1,208)           --            (93)          --             (78)        --         (30)           (254)
   (109)        (75)       (572)       (1,015)          (315)        (264)            (74)       (71)        (10)            (28)
     --          --          --            --             --           --              --                     --              --

     --          --          --            --             --           --              --         --          --
     --          --         (10)           --             --           --              --         --          --              --
     --         (38)         --            --             --           --              --         (4)         --              --

     --          --          --            --             --           --              --         --          --              --
    (18)         --          --            --             --           --             (21)        --          --              --
     --          --          --            --             --           --              --         --          --              --
   (344)       (113)     (1,790)       (1,015)          (408)        (264)           (173)       (75)        (40)           (282)

  2,156          --      32,357            --         15,896           --           2,109         --          --              --
 27,456          --       4,386            --          1,082           --           6,147         --       7,465          21,192
     81          --       1,182            --             45           --              40         --          10              41
 (1,614)         --      (8,219)           --           (582)          --          (2,027)        --        (169)           (709)
 28,079          --      29,706            --         16,441           --           6,269         --       7,306          20,524

  1,156       4,030       3,906        30,412          3,189       20,877             802      2,478         691           1,606
    117          65         582         1,014            152           84              83         62           6              28
   (718)       (950)     (1,640)       (1,650)        (6,128)      (1,677)           (481)      (361)         --            (114)
 (2,156)         --     (32,357)           --        (15,896)          --          (2,109)        --          --              --
 (1,601)      3,145     (29,509)       29,776        (18,683)      19,284          (1,705)     2,179         697           1,520
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
 26,478       3,145         197        29,776         (2,242)      19,284           4,564      2,179       8,003          22,044
 26,037       3,127      (1,841)       30,515         (2,382)      19,330           4,327      2,244       7,974          21,780

  3,716         589      30,515            --         19,330           --           2,969        725          --              --
$29,753      $3,716    $ 28,674      $ 30,515     $   16,948        $19,330       $ 7,296    $ 2,969      $7,974         $21,780

    229          --       3,201            --          1,589           --             199         --          --              --
  3,034          --         438            --            108           --             592         --         732           2,183
      9          --         120            --              4           --               4         --           1               4
   (177)         --        (833)           --            (58)          --            (195)        --         (16)            (73)
  3,094          --       2,926            --          1,643           --             600         --         717           2,114
    123         426         379         3,012            319        2,087              74        231          68             166
     13           7          57            99             15            8               8          5          --               3
    (78)       (100)       (159)         (160)          (612)        (167)            (45)       (33)         --             (12)
   (229)         --      (3,201)           --         (1,589)          --            (199)        --          --              --
   (171)        333      (2,924)        2,951         (1,867)       1,928            (162)       203          68             157

     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
     --          --          --            --             --           --              --         --          --              --
  2,924         333           2         2,951           (224)       1,928             438        203         785           2,271

(2)  Including undistributed (distributions in excess of) net investment income
     (000) of $72 and $(68) for Limited Term Income, $0 and $5 for Intermediate Term Income, $6 and $8 for Fixed Income, and $2 and $0 for Colorado Intermediate Tax Free Fund at September 30, 1994 and September 30, 1993, respectively.

(3) Including undistributed net investment income (000) of $8 and $50 for Managed Income, $0 and $11 for Limited Term Tax Free Fund at September 30, 1994 and November 30, 1993, respectively.

(4) The Limited Term Income, Intermediate Term Income, and Mortgage Securities Fund commenced operations on December 14, 1992.

(5) On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(6)  The Managed Income Fund commenced operations on November 17, 1992.

(7)  The Colorado Intermediate Tax Free Fund commenced operations on April 4,
     1994.

(8)  The Limited Term Tax Free Fund commenced operations on February 19, 1993.

(9) The Minnesota Insured Intermediate Tax Free Fund commenced operations on February 28, 1994.


                                                        ASSET                                    EQUITY               EQUITY
                                                   ALLOCATION FUND       BALANCED FUND         INDEX FUND           INCOME FUND
                                                  10/1/93  12/14/92(4) 10/1/93  12/14/92(4) 10/1/93  12/14/92(4) 12/1/93 12/18/92(6)
                                                       to        to         to        to         to        to         to         to
                                                  9/30/94   9/30/93    9/30/94   9/30/93    9/30/94   9/30/93    9/30/94(5) 11/30/93
  OPERATIONS:
  Investment income (loss)--net                   $ 1,373   $ 1,044    $ 4,192   $ 2,227    $ 3,793   $ 2,422    $   959    $ 1,468
  Net realized gain (loss) on investments           1,042       590      2,435     1,339      1,237        84       (442)       (23)
  Net realized loss on forward foreign currency
  contracts and  foreign currency transactions         --        --         --        --         --        --         --         --
  Net change in unrealized appreciation
  (depreciation) of  investments                   (1,588)    2,615     (3,010)    4,394         56     6,106        334       (401)
  Net change in unrealized depreciation on
  forward foreign  currency contracts, foreign
  currency and translation of other  assets and
  liabilities in foreign currency                      --        --         --        --         --        --         --         --
  Net increase (decrease) in net assets
  resulting from operations                           827     4,249      3,617     7,960      5,086     8,612        851      1,044
  DISTRIBUTIONS TO SHAREHOLDERS FROM:
  Investment income--net:
   Institutional class                               (991)       --     (2,793)       --     (2,885)       --        (61)    (1,457)
   Retail class A                                    (384)   (1,032)    (1,366)   (2,236)      (912)   (2,380)      (880)        --
   Retail class B                                      --        --         --        --         --        --         --         --
  Net realized gain on investments:
   Institutional class                                 --        --         --        --         --        --         --         --
   Retail class A                                    (713)       --     (1,884)     (181)      (188)       --         --         --
   Retail class B                                      --        --         --        --         --        --         --         --
  Total distributions                              (2,088)   (1,032)    (6,043)   (2,417)    (3,985)   (2,380)      (941)    (1,457)
  CAPITAL SHARE TRANSACTIONS (1):
  Institutional class:
   Transfer from retail class A                    51,261        --    109,870        --    143,478        --      6,302         --
   Proceeds from sales                              6,840        --     28,604        --     33,718        --     12,340         --
   Reinvestment of distributions                      987        --      2,773        --      2,867        --         20         --
   Payments for redemptions                       (13,790)       --    (18,873)       --    (23,678)       --       (800)        --
  Increase in net assets from Institutional
  class transactions                               45,298        --    122,374        --    156,385        --     17,862         --
  Retail class A:
   Proceeds from sales                              3,688    64,582     24,928   114,827     17,529   137,520      3,926     35,768
   Reinvestment of distributions                    1,097     1,032      3,244     2,416      1,100     2,380        737      1,278
   Payments for redemptions                        (6,020)  (12,438)   (10,460)  (11,561)    (8,148)   (6,175)   (25,578)    (7,847)
   Transfer to institutional class                (51,261)       --   (109,870)       --    143,478)       --     (6,302)        --
  Increase (decrease) in net assets from Retail
  class A
   transactions                                   (52,496)   53,176    (92,158)  105,682   (132,997)  133,725    (27,217)    29,199
  Retail class B:
   Proceeds from sales                                 11        --        274        --         29        --          1         --
   Reinvestment of distributions                       --        --         --        --         --        --         --         --
   Payments for redemptions                            --        --         --        --         --        --         --         --
  Increase in net assets from Retail class B
  transactions                                         11        --        274        --         29        --          1         --
  Increase (decrease) in net assets from capital
  share transactions                               (7,187)   53,176     30,490   105,682     23,417   133,725     (9,354)    29,199
  Total increase (decrease) in net assets          (8,448)   56,393     28,064   111,225     24,518   139,957     (9,444)    28,786
  NET ASSETS AT BEGINNING OF PERIOD                56,393        --    111,225        --    139,957        --     28,786         --
  NET ASSETS AT END OF PERIOD (2)(3)              $47,945   $56,393   $139,289  $111,225   $164,475  $139,957   $ 19,342    $28,786
  (1)Capital share transactions:
  Institutional class:
   Transfer from retail class A                     5,136        --     10,707        --     14,112        --        600         --
   Proceeds from sales                                658        --      2,697        --      3,201        --      1,247         --
   Reinvestment of distributions                       95        --        261        --        271        --          2         --
   Payments for redemptions                        (1,341)       --     (1,774)       --     (2,248)       --        (81)        --
  Total Institutional class transactions            4,548        --     11,891        --     15,336        --      1,768         --
  Retail class A:
   Proceeds from sales                                345     6,420      2,312    11,238      1,626    13,574        397      3,572
   Reinvestment of distributions                      103       100        303       231        102       230         75        129
   Payments for redemptions                          (564)   (1,200)      (967)   (1,107)      (753)     (596)    (2,600)      (784)
   Transfer to institutional class                 (5,136)       --    (10,707)       --    (14,112)       --       (600)        --
  Total Retail class A transactions                (5,252)    5,320     (9,059)   10,362    (13,137)   13,208     (2,730)     2,917
  Retail class B:
   Proceeds from sales                                  1        --         26        --          3        --         --         --
   Reinvestment of distributions                       --        --         --        --         --        --         --         --
   Payments for redemptions                            --        --         --        --         --        --         --         --
  Total Retail class B transactions                     1        --         26        --          3        --         --         --
  NET INCREASE (DECREASE) IN CAPITAL SHARES          (703)    5,320      2,858    10,362      2,202    13,208       (962)     2,917


                                                                                                  EMERGING
      DIVERSIFIED                                          SPECIAL              REGIONAL           GROWTH   TECHNOLOGY INTERNATIONAL
      GROWTH FUND                STOCK FUND              EQUITY FUND           EQUITY FUND          FUND       FUND         FUND
 12/1/93     12/18/92(6)    10/1/93     10/1/92     10/1/93     10/1/92    10/1/93   12/14/92(4)  4/4/94(7)   4/4/94(7)    4/4/94(7)
      to           to            to          to          to          to         to         to          to          to           to
 9/30/94(5)  11/30/93       9/30/94     9/30/93     9/30/94     9/30/93    9/30/94    9/30/93     9/30/94     9/30/94      9/30/94
 $   304     $    343     $   2,724    $  1,737    $  2,024    $  1,127   $    611   $    212    $      4    $     (3)    $    (29)
  (3,037)         (44)        7,831       2,511       8,668       5,111      2,221        846          66         143         (177)

      --           --            --          --          --          --         --         --          --          --         (443)
   1,902       (1,619)          319       7,539       7,538       2,853      2,652      7,251         239         731        1,309

      --           --            --          --          --          --         --         --          --          --          (40)
    (831)      (1,320)       10,874      11,787      18,230       9,091      5,484      8,309         309         871          620

     (95)        (291)       (2,082)         --      (1,518)         --       (486)        --          (3)         --           --
    (242)          --          (608)     (1,721)       (490)     (1,147)      (112)      (225)         --          --           --
      --           --            (2)         --          (1)         --         --                     --          --           --

      --           --            --          --          --          --         --         --          --          --           --
      --           --        (3,673)       (101)     (5,674)       (373)      (888)        --          --          --           --
      --           --           --           --          --          --         --                     --          --           --
    (337)        (291)       (6,365)     (1,822)     (7,683)     (1,520)    (1,486)      (225)         (3)         --           --

   2,393           --       110,876          --      88,018          --     61,030         --          --          --           --
  32,761           --        52,481          --      29,156          --     27,827         --       6,695       5,773       47,575
      68           --         1,908          --       1,418          --        471         --           1          --           --
    (803)          --       (24,357)         --      (7,305)         --     (4,225)        --        (148)       (145)        (225)
  34,419           --       140,908          --     111,287          --     85,103         --       6,548       5,628       47,350

   2,689       37,488        20,003     151,544      18,076      76,349     23,298     51,829          86          53          459
     229          276         4,166       1,758       5,968       1,502        997        225          --          --           --
 (31,086)      (5,069)      (29,532)    (32,725)     (3,615)     (7,109)    (6,404)    (1,711)         --          --           (2)
  (2,393)          --      (110,876)         --     (88,018)         --    (61,030)        --          --          --           --
 (30,561)      32,695      (116,239)    120,577     (67,589)     70,742    (43,139)    50,343          86          53          457

      13           --           350          --         364          --        186         --          18           2           22
      --           --             2          --           1          --         --         --          --          --           --
      --           --            --          --          --          --         --         --          --          --           --
      13           --           352          --         365          --        186         --          18           2           22
   3,871       32,695        25,021     120,577      44,063      70,742     42,150     50,343       6,652       5,683       47,829
   2,703       31,084        29,530     130,542      54,610      78,313     46,148     58,427       6,958       6,554       48,449
  31,084           --       134,186       3,644      81,899       3,586     58,427         --          --          --           --
 $33,787     $ 31,084     $ 163,716    $134,186    $136,509    $ 81,899   $104,575   $ 58,427    $  6,958    $  6,554     $ 48,449
     223           --         7,556          --       6,040          --      5,673         --          --          --           --
   3,361           --         3,185          --       1,778          --      2,308         --         664         595        4,717
       7           --           116          --          85          --         38         --          --          --           --
     (89)          --        (1,469)         --        (457)         --       (351)        --         (15)        (15)         (22)
   3,502           --         9,388          --       7,446          --      7,668         --         649         580        4,695

     295        3,835         1,225      10,168       1,122       5,287      1,910      5,017           9           6           45
      25           30           260         113         383         100         84         20          --          --           --
  (3,198)        (555)       (1,808)     (2,152)       (224)       (469)      (539)      (153)         --          --           --
    (223)          --        (7,556)         --      (6,040)         --     (5,673)        --          --          --           --
  (3,101)       3,310        (7,879)      8,129      (4,759)      4,918     (4,218)     4,884           9           6           45

       1           --            21           --          21          --         15        --          2           --             2
      --           --            --           --          --          --         --        --         --           --            --
      --           --            --           --          --          --         --        --         --           --            --
       1           --            21           --          21          --         15        --          2           --             2
     402        3,310         1,531        8,129       2,708       4,918      3,465     4,884        660          586         4,742


(2)  Including undistributed (distributions in excess of) net investment income
     (000) of $10 and $12 for Asset Allocation, $24 and $(9) for Balanced, $38 and $42 for Equity Index, $52 and $20 for Stock, $0 and $(15) for Special Equity, $0 and ($13) for Regional Equity, $1 and $0 for Emerging Growth and accumulated net investment (loss) of ($3) and $0 for Technology Fund, ($415) and $0 for International, at September 30, 1994 and September 30, 1993, respectively.

(3) Including undistributed net investment income (000) of $20 and $52 for Diversified Growth, $30 and $12 for Equity Income at September 30, 1994 and November 30, 1993, respectively.

(4) The Asset Allocation, Balanced, Equity Index and Regional Equity Fund commenced operations on December 14, 1992.

(5) On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(6) The Diversified Growth and Equity Income Fund commenced operations on December 18, 1992.

(7) The Emerging Growth, International, and Technology Fund commenced operations on April 4, 1994.


FINANCIAL HIGHLIGHTS

For the periods ended September 30,

For a share outstanding throughout the period


                                         REALIZED
                                            AND
                NET ASSET               UNREALIZED    DIVIDENDS                   NET ASSET
                  VALUE        NET       GAINS OR     FROM NET    DISTRIBUTIONS     VALUE                     NET ASSETS
                BEGINNING  INVESTMENT   (LOSSES) ON  INVESTMENT       FROM         END OF                       END OF
                OF PERIOD    INCOME     INVESTMENTS    INCOME     CAPITAL GAINS    PERIOD     TOTAL RETURN   PERIOD (000)
LIMITED TERM INCOME
INSTITUTIONAL CLASS
1994(1)          $10.02       $0.29       $(0.17)      $(0.29)       $   --        $ 9.85         1.24%+       $ 70,266
RETAIL CLASS A
1994             $10.06       $0.44       $(0.22)      $(0.43)           --        $ 9.85         2.21%        $  9,509
1993(2)           10.00        0.29         0.07        (0.30)       $   --         10.06         3.61%+        121,800
RETAIL CLASS B
1994(3)          $ 9.86       $0.04       $ 0.01       $(0.07)       $   --        $ 9.84         0.51%+       $      1
INTERMEDIATE TERM INCOME
INSTITUTIONAL CLASS
1994(1)          $10.01       $0.31       $(0.46)      $(0.31)       $   --        $ 9.55        (1.48%)+      $ 68,445
RETAIL CLASS A
1994             $10.22       $0.46       $(0.56)      $(0.46)       $(0.11)*      $ 9.55        (1.05%)       $  3,208
1993(2)           10.00        0.41         0.29        (0.41)        (0.07)        10.22         7.21%+         67,291
FIXED INCOME
INSTITUTIONAL CLASS
1994(1)          $11.11       $0.38       $(0.74)      $(0.38)       $   --        $10.37        (3.23%)+      $ 90,187
RETAIL CLASS A
1994             $11.38       $0.57       $(0.89)      $(0.57)       $(0.12)**     $10.37        (2.92%)       $  8,028
1993              11.13        0.62         0.36        (0.61)        (0.12)        11.38         9.20%          53,601
1992              10.59        0.66         0.60        (0.66)        (0.06)        11.13        12.34%           5,645
1991(4)           10.01        0.65         0.58        (0.65)           --         10.59        12.48%+          6,045
1990(5)           10.44        0.74        (0.26)       (0.74)        (0.17)        10.01         5.14%           2,209
1989(5)           10.13        0.74         0.31        (0.74)           --         10.44        10.93%             555
1988(5)(6)        10.03        0.62         0.13        (0.65)           --         10.13         8.07%+            240
RETAIL CLASS B
1994(3)          $10.54       $0.08       $(0.17)      $(0.10)       $   --        $10.35        (0.88%)+      $    115
MANAGED INCOME
INSTITUTIONAL CLASS
1994(7)          $ 9.57       $0.11       $(0.06)      $(0.11)       $   --        $ 9.51         0.50%+       $ 45,061
RETAIL CLASS A
1994(8)          $ 9.78       $0.52       $(0.26)      $(0.52)       $   --        $ 9.52         2.71%+       $  6,004
1993(9)(10)       10.00        0.61        (0.23)       (0.60)       $   --          9.78         3.88%+         73,748
INTERMEDIATE GOVERNMENT BOND
INSTITUTIONAL CLASS
1994(1)          $ 9.41       $0.27       $(0.43)      $(0.27)       $   --        $ 8.98        (1.77%)+      $ 27,776
RETAIL CLASS A
1994             $ 9.52       $0.41       $(0.51)      $(0.39)       $(0.05)*      $ 8.98        (1.13%)       $  1,977
1993              10.18        0.44         0.02        (0.44)        (0.68)         9.52         4.99%           3,716
1992              10.25        0.60         0.28        (0.60)        (0.35)        10.18         8.88%             589
1991(4)           10.01        0.65         0.24        (0.65)           --         10.25         9.13%+          1,756
1990(5)           10.05        0.75        (0.04)       (0.75)           --         10.01         7.41%           1,573
1989(5)            9.99        0.74         0.06        (0.74)           --         10.05         8.35%           1,501
1988(5)(6)        10.03        0.58        (0.01)       (0.61)           --          9.99         6.18%+            375
MORTGAGE SECURITIES
INSTITUTIONAL CLASS
1994(1)          $10.30       $0.38       $(0.59)      $(0.38)       $   --        $ 9.71        (2.15%)+      $ 28,418
RETAIL CLASS A
1994             $10.34       $0.56       $(0.63)      $(0.56)       $   --        $ 9.71        (0.79%)       $    256
1993(2)           10.00        0.42         0.34        (0.42)           --         10.34         7.76%+         30,515
LIMITED TERM TAX FREE INCOME
INSTITUTIONAL CLASS
1994(7)          $ 9.98       $0.06       $(0.03)      $(0.06)       $   --        $ 9.95         0.27%+       $ 16,349
RETAIL CLASS A
1994(8)          $10.03       $0.22       $(0.07)      $(0.23)       $   --        $ 9.95         1.50%+       $    599
1993(9)(11)       10.00        0.18         0.02        (0.17)       $   --         10.03         2.02           19,330
INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1994(1)          $10.89       $0.29       $(0.61)      $(0.29)       $   --        $10.28        (2.91%)+       $6,168
RETAIL CLASS A
1994             $10.92       $0.44       $(0.57)      $(0.44)       $(0.07)*      $10.28        (1.25%)        $1,128
1993              10.56        0.47         0.42        (0.47)        (0.06)        10.92         8.66%          2,969
1992              10.34        0.53         0.22        (0.53)           --         10.56         7.23%            725
1991(4)           10.04        0.50         0.31        (0.50)        (0.01)        10.34         8.15%+           637
1990(5)           10.08        0.56        (0.04)       (0.56)           --         10.04         5.31%            537
1989(5)           10.19        0.56        (0.11)       (0.56)           --         10.08         4.57%            491
1988(5)(6)        10.03        0.47         0.16        (0.47)           --         10.19         6.73%+           425
COLORADO INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1994(12)         $10.00       $0.22       $ 0.16       $(0.22)       $   --        $10.16         3.76%+      $  7,281
RETAIL CLASS A
1994(12)         $10.00       $0.21       $ 0.16       $(0.22)       $   --        $10.15         3.66%+      $    693
MINNESOTA INSURED INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1994(13)         $10.00       $0.25       $(0.41)      $(0.25)       $   --        $ 9.59        (1.58%)+     $ 20,272
RETAIL CLASS A
1994(13)         $10.00       $0.25       $(0.42)      $(0.25)       $   --        $ 9.58        (1.68%)+     $  1,508
ASSET ALLOCATION
INSTITUTIONAL CLASS
1994(1)          $10.68       $0.20       $(0.30)      $(0.20)       $   --        $10.38        (0.90%)+     $ 47,227
RETAIL CLASS A
1994             $10.60       $0.27       $(0.08)      $(0.26)       $(0.14)       $10.39         1.81%       $    707
1993(2)           10.00        0.19         0.60        (0.19)           --         10.60         8.01%+        56,393
RETAIL CLASS B
1994(3)          $10.40       $0.05       $(0.03)      $(0.05)       $   --        $10.37         0.19%       $     11
BALANCED
INSTITUTIONAL CLASS
1994(1)          $10.86       $0.25       $(0.32)      $(0.25)       $   --        $10.54        (0.64%)+     $125,285
RETAIL CLASS A
1994             $10.73       $0.34       $(0.02)      $(0.34)       $(0.17)       $10.54         3.02%       $ 13,734
1993(2)           10.00        0.28         0.75        (0.28)        (0.02)        10.73        10.39%+       111,225
RETAIL CLASS B
1994(3)          $10.66       $0.06       $(0.12)      $(0.07)       $   --        $10.53        (0.55%)+     $    270
EQUITY INDEX
INSTITUTIONAL CLASS
1994(1)          $10.85       $0.20       $(0.18)      $(0.20)       $   --        $10.67         0.18%+      $163,688
RETAIL CLASS A
1994             $10.60       $0.25       $ 0.09       $(0.25)       $(0.01)       $10.68         3.25%       $    758
1993(2)           10.00        0.20         0.60        (0.20)           --         10.60         8.02%+       139,957
RETAIL CLASS B
1994(3)          $10.68       $0.01       $ 0.04       $(0.07)       $   --        $10.66         0.48%+      $     29
EQUITY INCOME
INSTITUTIONAL CLASS
1994(7)          $ 9.90       $0.07       $(0.03)      $(0.05)       $   --        $ 9.89         0.45%+      $ 17,489
RETAIL CLASS A
1994(8)          $ 9.87       $0.41       $   --       $(0.39)       $   --        $ 9.89         4.22%+      $  1,852
1993(9)(10)       10.00        0.57        (0.14)       (0.56)           --          9.87         4.44%+        28,786
RETAIL CLASS B
1994(3)          $ 9.87       $0.04       $ 0.02       $(0.05)       $   --        $ 9.88         0.57%+      $      1
DIVERSIFIED GROWTH
INSTITUTIONAL CLASS
1994(7)          $ 8.92       $0.03       $ 0.18       $(0.03)       $   --        $ 9.10         2.36%+      $ 31,875
RETAIL CLASS A
1994(8)          $ 9.39       $0.10       $(0.29)      $(0.11)       $   --        $ 9.09        (2.07%)+     $  1,900
1993(9)(10)       10.00        0.11        (0.63)       (0.09)           --          9.39        (5.18%)+       31,084
RETAIL CLASS B
1994(3)           $8.87       $0.01        $0.23       $(0.02)       $   --         $9.09         2.75%+      $     12

(table continued)

                    RATIO OF      RATIO OF
                       NET       EXPENSES TO
      RATIO OF     INVESTMENT      AVERAGE
     EXPENSES TO    INCOME TO    NET ASSETS
       AVERAGE       AVERAGE     (EXCLUDING      PORTFOLIO
     NET ASSETS    NET ASSETS     WAIVERS)     TURNOVER RATE



        0.60%         4.40%          1.03%           48%

        0.60%         4.17%          1.23%           48%
        0.60          3.61           1.27           104

        1.60%         3.50%          2.03%           48%


        0.58%         4.81%          1.07%          177%

        0.69%         2.48%          1.24%          177%
        0.70          4.90           1.29           163


        0.61%         5.53%          0.92%          142%

        0.68%         3.83%          1.06%          142%
        0.70          5.65           1.14            91
        0.99          6.12           2.68           180
        0.99          6.85           4.11           176
        1.07          7.49           5.46           144
        1.22          7.26          22.44           157
        0.96          7.18          20.70            93

        1.70%         4.89%          1.92%          142%


        0.60%         6.21%          0.81%           21%

        0.68%         6.31%          1.06%           21%
        0.65          6.69           1.07            39


        0.36%         5.32%          1.45%           74%

        0.53%         4.49%          2.14%           74%
        0.71          4.00           4.73           182
        0.99          6.03          14.14           101
        0.99          6.99           6.76           100
        1.08          7.57           5.55            40
        1.19          7.49           9.65            72
        0.95          6.78          17.20             0


        0.56%         5.79%          1.07%           35%

        0.70%         5.12%          1.30%           35%
        0.70          5.24           1.42            29


        0.60%         3.26%          1.28%           57%

        0.90%         2.47%          1.53%           57%
        0.81          2.30           1.76            22


        0.45%         4.48%          2.20%           52%

        0.59%         4.13%          2.78%           52%
        0.71          4.31           5.09            27
        0.99          4.83          16.09            23
        0.99          5.35          15.48            15
        1.08          5.58          13.85             4
        1.09          5.57          19.55             4
        0.84          5.87          13.60             0


        0.69%         4.51%          4.71%            4%

        0.69%         4.51%          4.96%            4%


        0.67%         4.57%          1.59%           22%

        0.67%         4.57%          1.84%           22%


        0.75%         2.91%          1.12%           32%

        0.75%         2.01%          1.29%           32%
        0.75          2.40           1.34            31

        1.75%         1.94%          2.12%           32%


        0.75%         3.51%          1.05%           98%

        0.77%         2.63%          1.24%           98%
        0.75          3.31           1.29            77

        1.75%         2.80%          2.05%           98%


        0.35%         2.59%          1.03%           11%

        0.35%         2.23%          1.23%           11%
        0.35          2.52           1.30             1

        1.35%         1.68%          2.03%           11%


        0.75%         5.61%          1.14%          108%

        0.88%         4.88%          1.39%          108%
        0.75          6.09           1.36            68

        1.75%         4.39%          2.14%          108%


        0.75%         2.37%          1.08%          101%

        0.90%         1.15%          1.33%          101%
        0.78          1.26           1.25             5

        1.75%         1.20%          2.08%          101%


+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

*    Represents distributions in excess of net realized gains.

**   (0.11) consists of distributions in excess of net realized gains.

(1) Institutional Class shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(2) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(3) Retail Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(4) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(5)  For the period ended October 31.

(6) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(7) Institutional Class shares have been offered since August 2, 1994. All ratios for the period have been annualized.

(8) On April 28, 1994 the Board of Directors of FAMF approved a change in the FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994. All ratios for the period have been annualized.

(9)  For the period ended November 30.

(10) Commenced operations on December 18, 1992. All ratios for the period have been annualized.

(11) Commenced operations on February 19, 1993. All ratios for the period have been annualized.

(12) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(13) Commenced operations on February 28, 1994. All ratios for the period have been annualized.

Financial Highlights (concluded)

For the periods ended September 30,
For a share outstanding throughout the period


                                          REALIZED
                                             AND
                 NET ASSET      NET      UNREALIZED    DIVIDENDS                   NET ASSET
                   VALUE    INVESTMENT    GAINS OR     FROM NET    DISTRIBUTIONS     VALUE                     NET ASSETS
                 BEGINNING    INCOME     (LOSSES) ON  INVESTMENT       FROM         END OF                       END OF
                 OF PERIOD    (LOSS)     INVESTMENTS    INCOME     CAPITAL GAINS    PERIOD     TOTAL RETURN   PERIOD (000)
STOCK
INSTITUTIONAL CLASS
1994(1)           $16.47       $0.25       $ 0.03       $(0.25)       $   --        $16.50          1.70%+      $154,949
RETAIL CLASS A
1994              $16.00       $0.31       $ 1.00       $(0.30)       $(0.50)       $16.51          8.35%       $  8,421
1993               14.04        0.22         1.99        (0.23)        (0.02)        16.00         15.82%        134,186
1992               13.62        0.24         0.81        (0.29)        (0.34)        14.04          7.88%          3,644
1991(2)            10.64        0.28         2.95        (0.22)        (0.03)        13.62         30.49%+         2,386
1990(3)            12.09        0.25        (1.17)       (0.25)        (0.28)        10.64         (8.22%)         1,161
1989(3)            10.35        0.25         1.70        (0.20)        (0.01)        12.09         20.33%            323
1988(3)(4)         10.03        0.27         0.35        (0.30)           --         10.35          6.40%+           206
RETAIL CLASS B
1994(5)           $16.65       $0.03       $(0.10)      $(0.09)       $   --        $16.49         (0.43%)+     $    346
SPECIAL EQUITY
INSTITUTIONAL CLASS
1994(1)           $16.34       $0.22       $ 0.96       $(0.22)       $   --        $17.30          7.31%+      $128,806
RETAIL CLASS A
1994              $15.81       $0.28       $ 2.52       $(0.28)       $(1.03)       $17.30         18.70%       $  7,333
1993               13.61        0.23         2.32        (0.25)        (0.10)        15.81         18.91%         81,899
1992               12.98        0.21         1.61        (0.27)        (0.92)        13.61         15.17%          3,586
1991(2)            10.33        0.30         2.61        (0.26)           --         12.98         28.38%+         3,423
1990(3)            12.96        0.47        (2.03)       (0.46)        (0.61)        10.33        (13.24%)         2,761
1989(3)            11.55        0.47         1.39        (0.41)        (0.04)        12.96         17.41%          2,000
1988(3)(4)         10.03        0.34         1.57        (0.39)           --         11.55         19.56%+           578
RETAIL CLASS B
1994(5)           $16.51       $0.01       $ 0.85       $(0.08)       $   --        $17.29          5.22%+      $    370
REGIONAL EQUITY
INSTITUTIONAL CLASS
1994(1)           $12.41       $0.07       $ 0.11       $(0.07)       $   --        $12.52          1.46%+      $ 96,045
RETAIL CLASS A
1994              $11.96      $ 0.08       $ 0.71       $(0.07)       $(0.16)       $12.52         6.76%        $ 8,345
1993(6)            10.00        0.05         1.96        (0.05)           --         11.96        20.17%+        58,427
RETAIL CLASS B
1994(5)           $12.19      $   --       $ 0.33       $(0.02)       $   --        $12.50         2.73%+       $   185
EMERGING GROWTH
INSTITUTIONAL CLASS
1994(7)           $10.00      $ 0.01       $ 0.56       $(0.01)       $   --        $10.56         5.68%+       $ 6,849
RETAIL CLASS A
1994(7)           $10.00      $ 0.01       $ 0.57       $(0.01)       $   --        $10.57         5.88%+       $    91
RETAIL CLASS B
1994(5)           $ 9.89      $(0.01)      $ 0.67       $   --        $   --        $10.55         6.67%+       $    18
TECHNOLOGY
INSTITUTIONAL CLASS
1994(7)           $10.00      $(0.01)      $ 1.19       $   --        $   --        $11.19        11.90%+       $ 6,491
RETAIL CLASS A
1994(7)           $10.00      $(0.01)      $ 1.20       $   --        $   --        $11.19        11.90%+       $    61
RETAIL CLASS B
1994(5)           $ 9.85      $(0.02)      $ 1.34       $   --        $   --        $11.17        13.40%+       $     2
INTERNATIONAL
INSTITUTIONAL CLASS
1994(7)           $10.00      $(0.01)      $ 0.23       $   --        $   --        $10.22         2.20%+       $47,963
RETAIL CLASS A
1994(8)           $ 9.98      $(0.01)      $ 0.24       $   --        $   --        $10.21         2.30%+       $   464
RETAIL CLASS B
1994(5)           $10.23      $(0.01)      $(0.01)      $   --        $   --        $10.21        (0.20%)+      $    22


(table continued)


                   RATIO OF NET    RATIO OF
                    INVESTMENT    EXPENSES TO
      RATIO OF        INCOME        AVERAGE
     EXPENSES TO      (LOSS)      NET ASSETS
       AVERAGE      TO AVERAGE    (EXCLUDING      PORTFOLIO
     NET ASSETS     NET ASSETS     WAIVERS)     TURNOVER RATE



        0.75%          2.28%          1.01%           65%

        0.76%          1.51%          1.20%           65%
        0.75           1.94           1.28            48
        1.45           1.75           4.46            39
        1.45           2.47           7.42            76
        1.45           2.24           9.47            41
        1.24           2.26          36.39            74
        1.02           2.67          28.60            80

        1.75%          1.58%          2.01%           65%


        0.79%          1.93%          1.03%          116%

        0.81%          1.88%          1.23%          116%
        0.81           2.07           1.31           104
        1.50           1.61           4.18           146
        1.50           2.60           5.13           116
        1.50           4.09           4.21           113
        1.38           4.07           8.68           102
        1.20           4.02          15.60            51

        1.68%          0.47%          2.03%          116%


        0.80%          0.82%          1.05%           41%

        0.82%          0.59%         1.25%           41%
        0.80           0.59          1.30            28

        1.80%         (0.41)%        2.05%           41%


        0.80%          0.23%         2.59%           19%

        0.79%          0.23%         2.84%           19%

        1.80%         (0.85%)        3.59%           19%


        0.80%         (0.21%)        3.12%           43%

        0.80%         (0.21%)        3.37%           43%

        1.80%         (1.44%)        4.12%           43%


        1.75%         (0.19%)        2.05%           16%

        1.75%         (0.26%)        2.30%           16%

        2.75%         (0.71%)        3.05%           16%


+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

(1) Institutional Class shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(2) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(3)  For the period ended October 31.

(4) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(5) Retail Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(6) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(7) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(8) Retail Class A shares have been offered since April 7, 1994. All ratios for the period have been annualized.


NOTES TO FINANCIAL STATEMENTS----SEPTEMBER 30, 1994

1    ORGANIZATION

First American Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund, Intermediate Government Bond Fund (formerly Government Bond
Fund), Mortgage Securities Fund, Intermediate Tax Free Fund (formerly Municipal Bond Fund), Colorado Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Asset Allocation Fund, Balanced Fund, Equity Index Fund, Stock Fund, Special Equity Fund, Regional Equity Fund, Emerging Growth Fund, Technology Fund, International Fund, and Limited Volatility Stock Fund are funds offered by First American Investment Funds, Inc. (FAIF). The First American Managed Income Fund (formerly Boulevard Managed Income
Fund), Limited Term Tax Free Income Fund (formerly Boulevard Managed Municipal Fund), Equity Income Fund (formerly Boulevard Strategic Balance
Fund) and Diversified Growth Fund (formerly Boulevard Blue-Chip Growth Fund) are funds offered by First American Mutual Funds (FAMF), formerly The Boulevard Funds. FAIF and FAMF (collectively the "Funds") are registered under the Investment Company Act of 1940, as amended, as open end, management investment companies. The Limited Volatility Stock Fund was not in operation at September 30, 1994. The Funds' articles of incorporation permit the Board of Directors to create additional funds in the future.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Funds are as follows:

Security Valuation -- Investment securities of the Funds which are listed on a securities exchange for which market quotations are available are valued by an independent pricing service at the last quoted sales price for such securities on each business day. If there is no such reported sale, these securities and unlisted securities for which market quotations are readily available are valued at the most recent quoted bid price. Debt obligations with sixty days or less remaining until maturity may be valued at their amortized cost. Under this valuation method, purchase discounts and premiums are accreted and amortized ratably to maturity and are included in interest income. Foreign securities are valued based upon quotation from the primary market in which they are traded. When market quotations are not readily available, securities are valued at fair value as determined in good faith by procedures established by the Board of Directors.

Security Transactions and Investment Income -- The Funds record security transactions on the trade date, the date the securities are purchased or sold. Dividend income is recorded on the ex-dividend date. Interest income, including amortization of bond premium and discount, is recorded on the accrual basis. Security gains and losses are determined on the basis of identified cost, which is the same basis used for Federal income tax purposes.

Distributions to Shareholders -- Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund, Managed Income Fund, Intermediate Government Bond Fund, Mortgage Securities Fund, Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Asset Allocation Fund, Balanced Fund, and Equity Income Fund declare and pay income dividends monthly. Equity Index Fund, Diversified Growth Fund, Stock Fund, Special Equity Fund, Regional Equity Fund, Emerging Growth Fund and Technology Fund declare and pay income dividends quarterly. International Fund declares and pays dividends annually. Any net realized capital gains on sales of securities for a fund are distributed to shareholders at least annually.

Federal Taxes -- It is each Fund's intention to continue to qualify as a regulated investment company and distribute all of its taxable income. Accordingly, no provision for Federal income taxes is required. For Federal income tax purposes required distributions related to realized gains from security transactions are computed as of October 31st.

During the current period, the Funds adopted Statement of Position 93-2 "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gains and Return of Capital Distributions by Investment Companies." Accordingly, the timing and character of dividend distributions and the differences in accounting for income and realized gains (losses) may differ for financial statement and federal income tax purposes. There was no effect on net assets as a result of adopting this Statement. On the Statement of Net Assets, as a result of the differences in the characterization of certain foreign currency realized and unrealized gains (losses), reclassification adjustments have been made to the International Fund to increase the accumulated net investment loss by approximately $386,000 with an equivalent offset to the accumulated net realized loss on investments and foreign currency transactions. Except for the International Fund, the implementation of the Statement had no material effect on paid in capital or other components of net assets. Dividends distributed from net realized gains from security transactions are in excess of net realized gains during the fiscal year for the FAIF Intermediate Term Income Fund, Fixed Income Fund, Intermediate Government Bond Fund, and Intermediate Tax Free Fund on a generally accepted accounting principles basis primarily due to timing differences.

Repurchase Agreements -- The Funds may enter into repurchase agreements with member banks of the Federal Deposit Insurance Company or registered broker dealers whom the Adviser or Sub-Adviser deems creditworthy under guidelines approved by the Board of Directors, subject to the seller's agreement to repurchase such securities at a mutually agreed upon date and price. The repurchase price would generally equal the price paid by the Fund plus interest negotiated on the basis of current short-term rates.

Securities pledged as collateral for repurchase agreements are held by the custodian bank until the respective agreements mature. Provisions of the repurchase agreements ensure that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default of the counterparty. If the counterparty defaults and the value of the collateral declines or if the counterparty enters an insolvency proceeding, realization of the collateral by the Funds may be delayed or limited.

Securities Purchased on a When-Issued Basis -- Delivery and payment for securities which have been purchased by a Fund on a forward commitment or when-issued basis can take place up to a month or more after the transaction date. During this period, such securities are subject to market fluctuations and the portfolio maintains, in a segregated account with its custodian, assets with a market value equal to or greater than the amount of its purchase commitments.

Foreign Currency Translation -- The books and records of the International Fund are maintained in U.S. dollars on the following basis:

(I) market value of investment securities, assets and liabilities at the current rate of exchange; and

(II) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The International Fund does not isolate that portion of gains and losses on investments in equity securities which is due to changes in the foreign exchange rates from that which is due to change in market prices of equity securities.

The International Fund reports certain foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income for Federal income tax purposes.

Forward Foreign Currency Contracts -- The International Fund enters into forward foreign currency contracts as hedges against either specific transactions or fund positions. The aggregate principal amount of the contracts are not recorded as the International Fund intends to settle the contracts prior to delivery. All commitments are "marked-to-market" daily at the applicable foreign exchange rate and any resulting unrealized gains or losses are recorded currently. The International Fund realizes gains or losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the year will be recognized as ordinary income or loss for Federal income tax purposes.

Expenses -- Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net asset value. Class specific expenses, such as the 12b-1 fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net asset value each day.

3    INVESTMENT SECURITY TRANSACTIONS

During the period ended September 30, 1994, purchases of securities and proceeds from sales of securities, other than temporary investments in short-term securities, were as follows (000):

                             U.S. GOVERNMENT        OTHER INVESTMENT
                               SECURITIES              SECURITIES
                          PURCHASES     SALES     PURCHASES     SALES

      Limited Term
      Income  Fund         $  1,970    $  5,959    $40,719     $81,543
      Intermediate Term
       Income Fund           94,780     100,805     16,453       6,341
      Fixed Income Fund     118,363      70,252      9,669      12,182
      Managed Income
      Fund                       --           1     12,405      17,895
      Intermediate
       Government
       Bond Fund             27,827       5,125         --          12
      Mortgage
      Securities  Fund        6,339       9,079      3,359       4,317

      Limited Term Tax
      Free  Income Fund         --          --       9,930      11,273
      Intermediate Tax
      Free  Fund                --          --       5,760       1,720
      Colorado
      Intermediate
       Tax Free Fund            --          --       7,315          98
      Minnesota Insured
       Intermediate Tax
       Free Fund                --          --      22,267       2,102
      Asset Allocation
      Fund                  13,712       5,043       2,194      27,662
      Balanced Fund         90,103      83,101      51,430      33,802
      Equity Index Fund         --          --      38,452      16,989
      Equity Income
      Fund                      --       2,363      22,042      28,496
      Diversified
      Growth Fund               --          --      26,922      26,807
      Stock Fund                --          --      91,366      82,646
      Special Equity
      Fund                      --          --     102,628      94,738
      Regional Equity
      Fund                      --          --      54,860      28,030
      Emerging Growth
      Fund                      --          --       5,875         703
      Technology Fund           --          --       6,942       1,510
      International
      Fund                      --          --      43,758       4,623

At September 30, 1994 the total cost of securities for Federal Income Tax purposes, was not materially different from amounts reported for financial reporting purposes. The aggregate gross unrealized appreciation and depreciation for securities held by the Funds at September 30, 1994 is as follows (000):

                                        AGGREGATE       AGGREGATE
                                          GROSS           GROSS
                                      APPRECIATION    DEPRECIATION       NET

      Limited Term Income Fund           $    12        $ (1,431)      $(1,419)
      Intermediate Term Income Fund           18          (2,177)       (2,159)
      Fixed Income Fund                       27          (3,209)       (3,182)
      Managed Income Fund                      1          (1,655)       (1,654)
      Intermediate Government Bond
      Fund                                    --            (324)         (324)
      Mortgage Securities Fund                36          (1,273)       (1,237)
      Limited Term Tax Free Income Fund        5             (85)          (80)
      Intermediate Tax Free Fund              14            (112)          (98)
      Colorado Intermediate Tax Free
      Fund                                    13             (45)          (32)
      Minnesota Insured Intermediate
      Tax  Free Fund                          10            (262)         (252)
      Asset Allocation Fund                3,310          (2,283)        1,027
      Balanced Fund                        7,366          (5,982)        1,385
      Equity Index Fund                   16,732         (10,570)        6,162
      Equity Income Fund                     273            (340)          (67)
      Diversified Growth Fund              1,355          (1,072)          283
      Stock Fund                          13,079          (5,018)        8,061
      Special Equity Fund                 12,713          (2,269)       10,444
      Regional Equity Fund                15,988          (6,085)        9,903
      Emerging Growth Fund                   587            (348)          239
      Technology Fund                        888            (157)          731
      International Fund                   2,620          (1,311)        1,309


At September 30, 1994 the following funds have capital loss carryforwards:


                                                           EXPIRATION
                                                AMOUNT        DATE

      Intermediate Term Income Fund           $  406,191      2003
      Fixed Income Fund                          121,979      2003
      Managed Income Fund                        436,996      2001
                                               1,433,968      2002
      Intermediate Government Bond Fund           76,938      2003
      Mortgage Securities Fund                    62,215      2003
      Limited Term Tax Free Income Fund            1,667      2001
                                                  13,855      2002
      Intermediate Tax Free Fund                  41,294      2003
      Minnesota Insured Intermediate Tax
      Free Fund                                   11,686      2003
      Equity Income Fund                          21,770      2001
                                                 359,517      2002
      Diversified Growth Fund                     43,652      2001

                                              3,037,582       2002
      International Fund                        109,607       2002

4    FEES AND EXPENSES

Pursuant to an investment advisory agreement (the Agreement), First Bank National Association (the Adviser) manages each Fund's assets and furnishes related office facilities, equipment, research and personnel. The Agreement requires each Fund to pay the Adviser a monthly fee based upon average daily net assets. The fee for all funds, other than the International Fund, is equal to an annual rate of .70% of the average daily net assets. The fee for the International Fund is equal to an annual rate of 1.25% of average daily net assets. Through a separate contractual agreement, First Trust National Association, an affiliate of the Adviser, serves as the Funds' custodian. Marvin & Palmer Associates, Inc., serves as Sub-Adviser to the International Fund pursuant to a Sub-Advisory Agreement with the Adviser.

SEI Financial Services Company (SFS) and SEI Financial Management Corporation, (SFM) serve as distributor and administrator of the Funds, respectively. Under the distribution plan, each of the Funds pay SFS a monthly distribution fee of .25% of each Fund's average daily net assets of the Retail class A shares and 1.00% of the Retail class B shares, which may be used by SFS to provide compensation for sales support and distribution activities. SFM provides administrative services, including certain accounting, legal and shareholder services, at an annual rate of .20% of each Fund's average daily net assets, with a minimum annual fee of $50,000 per Fund.

Pursuant to prior agreements which terminated April 30, 1994 (June 9, 1994 for the transfer agent agreement), Federated Securities Corp., Federated Administrative Services and Federated Services Company served as the Funds' distributor, administrator and transfer agent, respectively for FAMF.

A Contingent Deferred Sales Charge (CDSL) is imposed on redemptions made in the Retail Class B. The CDSL varies depending on the number of years from time of payment for the purchase of Class B shares until the redemption of such shares.


                         CONTINGENT DEFERRED SALES
                                  CHARGE
     YEAR SINCE          AS A PERCENTAGE OF DOLLAR
      PURCHASE           AMOUNT SUBJECT TO CHARGE

      FIRST                        5.00%
      Second                       5.00%
      Third                        4.00%
      Fourth                       3.00%
      Fifth                        2.00%
      Sixth                        1.00%
      Seventh                      0.00%
      Eighth                       0.00%

For the year ended September 30, 1994, sales charges retained by SFS for distributing the Funds' shares were approximately $97,000.

In addition to the investment advisory and management fees, custodian fees, distribution fees, administrator and transfer agent fees, each fund is responsible for paying most other operating expenses including organization costs, fees and expenses of outside directors, registration fees, printing shareholder reports, legal, auditing, insurance and other miscellaneous expenses.

During the period ended September 30, 1994, the Adviser and other parties waived a portion of their contractual fees in order to assist the Funds in maintaining a competitive expense ratio. Expenses were waived as follows
(000):

                         WAIVER OF
                        INVESTMENT      WAIVER OF        WAIVER OF     WAIVER OF
                         ADVISORY     ADMINISTRATOR    DISTRIBUTION    CUSTODIAN
                           FEES            FEES          FEES (1)         FEES

Limited Term Income
Fund                       $370            $17             $120           $ 1
Intermediate Term
Income  Fund                251             13               64             1
Fixed Income Fund           137             14               62             1
Managed Income Fund         239             34                2            --
Intermediate
Government  Bond Fund        40             38                7             1
Mortgage Securities
Fund                        134              6               29             4
Limited Term Tax Free
Income Fund                  91             30               --            --
Intermediate Tax Free
Fund                         24             40                5            --
Colorado Intermediate
Tax  Free Fund                2             36                1            --
Minnesota Insured
Intermediate Tax
Free Fund                    25             32                2            --
Asset Allocation Fund       159             10               51            10
Balanced Fund               329             16              118             4
Equity Index Fund           968             39              135            10
Equity Income Fund           94             28                1            --
Diversified Growth
Fund                         97             36                1            --
Stock Fund                  296             21              120             4
Special Equity Fund         222             14               88             1
Regional Equity Fund        180             11               68             2
Emerging Growth Fund         10             28               --            --
Technology Fund               7             30               --            --
International Fund           40              5               --            --

(1) Retail class A

For the period ended September 30, 1994, legal fees and expenses were paid to a law firm of which the secretary of the funds is a partner.

5    DEFERRED ORGANIZATIONAL COSTS

The Funds incurred organization expenses in connection with their start-up and initial registration. These costs were allocated equally to each fund and are being amortized over 60 months on a straight-line basis.

6    FORWARD FOREIGN CURRENCY CONTRACTS

The following forward foreign currency contracts were outstanding at September 30, 1994.

                               INTERNATIONAL FUND

                                                                       NET
                                          CONTRACTS TO   IN         UNREALIZED
                                             DELIVER/  EXCHANGE    APPRECIATION/
                            SETTLEMENT       RECEIVE     FOR      (DEPRECIATION)
                              DATES           (000)     (000)          (000)
Foreign Currency
   Sales                     10/6/94   CH        600   $   462        $ (4)
                             10/6/94   DM        750       485           2
                             10/6/94   FF        710       134          --
                             10/6/94   IT  1,557,330       987         (11)
                             10/6/94   NG        160        92          --
                             10/6/94   SK     11,050     1,443         (32)
                             10/6/94   UK        250       387          (7)
                     10/3/94-10/6/94   JY    735,936     7,448          14
                                                       $11,438        $(38)
Foreign Currency
   Purchases                 10/3/94   JY     71,514   $   727        $ (4)
                             10/5/94   DM        159       103          (1)
                                                       $   830        $ (5)
                                                                      $(43)

CURRENCY LEGEND

CH Swiss Francs
DM German Marks
FF French Francs
IT Italian Lira
JY Japanese Yen
NG Netherland Guilders
SK Swedish Krona
UK British Pounds Sterling

7    PROPOSED FUND MERGER

The Board of Directors of the Funds have approved, subject to shareholder approval, the acquisition of the FAMF Managed Income Fund by the FAIF Limited Term Income Fund. The acquisition will be accounted for by the method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). Under the proposed merger agreement and plan of reorganization, Retail Class A and Institutional Class shares of the FAMF Managed Income Fund will be exchanged for Retail Class A and Institutional Class shares of the FAIF Limited Term Income Fund. If the exchange were to have occurred as of September 30, 1994, one share of the FAMF Managed Income Fund Retail Class A would have been exchanged for .9665 shares of the FAIF Limited Term Income Fund Retail Class A and one share of the FAMF Managed Income Fund Institutional Class would have been exchanged for .9655 shares of the FAIF Limited Term Income Fund Institutional Class.

In addition, under a proposed merger agreement and plan of reorganization, subject to shareholder approval, FAMF Limited Term Tax Free Income Fund, FAMF Equity Income Fund and FAMF Diversified Growth Fund, will each be merged into a new FAIF fund identical to the existing FAMF fund.

8    CONCENTRATION OF CREDIT RISK

The Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, and Minnesota Insured Intermediate Tax Free Fund invest in debt instruments of municipal issuers. Although these Funds maintain a diversified portfolio, the issuers ability to meet their obligations may be affected by economic developments in a specific state or region.

The Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, and Minnesota Insured Intermediate Tax Free Fund invest in securities which include revenue bonds, tax and revenue anticipation notes, and general obligation bonds. At September 30, 1994, the percentage of portfolio investments by each revenue source was as follows:

                        LIMITED                       COLORADO       MINNESOTA
                          TERM      INTERMEDIATE    INTERMEDIATE      INSURED
                        TAX FREE      TAX FREE        TAX FREE     INTERMEDIATE
                          FUND          FUND            FUND       TAX FREE FUND

 Revenue Bonds:
  Education Bonds          5%             7%             11%               4%
  Health Care Bonds        8             17               1               14
  Transportation
 Bonds                    11              4               4                5
  Utility Bonds           26             16               3                7
  Housing Bonds            5              5               4               27
  Pollution Control
 Bonds                    --             --               2                5
  Industrial Bonds         4             --               2               --
  Other                    6             14              15               14
 GENERAL
 OBLIGATIONS              32             36              52               20
 TAX AND REVENUE
 ANTICIPATION
 NOTES                     3              1               6                4
                         100%           100%            100%             100%

The rating of long-term debt as a percentage of total value of investments at September 30, 1994 is as follows:


                         LIMITED                       COLORADO      MINNESOTA
                           TERM      INTERMEDIATE    INTERMEDIATE     INSURED
                         TAX FREE      TAX FREE        TAX FREE    INTERMEDIATE
                           FUND          FUND            FUND      TAX FREE FUND

 STANDARD & POORS
 RATINGS:
   AAA                      34%            51%             45%          79%
   AA                       27             14              16            2
   AA+                       6              3              --           --
   AA-                       4             12               4            2
   A+                        7              5               4            9
   A                         7              5              11           --
   A-                        2             --              --           --
   BBB+                      3             --              --           --
   BBB                       1             --              --           --
   NR                        9             10              20            8
                           100%           100%            100%         100%


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
First American Investment Funds, Inc.
First American Mutual Funds:

We have audited the accompanying statements of net assets (or the statements of assets and liabilities, including the schedules of investments) as of September 30, 1994, and the related statements of operations, statements of changes in net assets and the financial highlights for each of the seventeen funds constituting First American Investment Funds, Inc. and each of the four funds constituting First American Mutual Funds for each of the periods presented. These financial statements and the financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits. The statements of changes in net assets and the financial highlights of each of the four funds constituting First American Mutual Funds (formerly The Boulevard Funds) for the periods presented ended November 30, 1993 were audited by other auditors whose reports dated January 20, 1994 expressed unqualified opinions on this information.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financialstatements. Investment securities held in custody are verified by examination, or by confirmation with the sub-custodian or depository. As to securities purchased and sold but not received or delivered, we request confirmations from brokers and where replies are not received, we carry out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of each of the seventeen funds constituting First American Investment Funds, Inc. and each of the four funds constituting First American Mutual Funds as of September 30, 1994, and the results of their operations, changes in their net assets and the financial highlights for the periods stated in the first paragraph above, in conformity with generally accepted accounting principles.

                                                  KPMG Peat Marwick LLP
Minneapolis, Minnesota
November 4, 1994


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
First American Investment Funds, Inc.:

We have audited the statements of assets and liabilities of Limited Term Tax Free Income Fund, Equity Income Fund and Diversified Growth Fund (the Funds) as of November 4, 1994. These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures include confirmation of cash in bank by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of assets and liabilities referred to above presents fairly, in all material respects, the financial position of Limited Term Tax Free Fund, Equity Income Fund and Diversified Growth Fund as of November 4, 1994, in conformity with generally accepted accounting principles.

                                   /s/ KPMG Peat Marwick LLP
                                   KPMG Peat Marwick LLP

Minneapolis, Minnesota
November 14, 1994


FIRST AMERICAN INVESTMENT FUNDS, INC.
STATEMENTS OF ASSETS AND LIABILITIES
NOVEMBER 4, 1994


                                   LIMITED TERM
                                  TAX FREE INCOME    EQUITY INCOME     DIVERSIFIED GROWTH
                                       FUND              FUND                  FUND

ASSETS:
  Cash                                   $200             $300               $300

NET ASSETS:
  Portfolio shares of Institutional
    Class ($.0001 par value -- 2 billion
    authorized) based on 10, 10 and 10
    outstanding shares of beneficial
    interest                             $100             $100               $100

  Portfolio shares of Retail Class A
    ($.0001 par value -- 2 billion
    authorized) based on 10, 10 and 10
    outstanding shares of beneficial
    interest                              100              100                100

  Portfolio shares of Retail Class B
    ($.0001 par value -- 2 billion
    authorized) based on 0, 10 and 10
    outstanding shares of beneficial
    interest                                0              100                100

TOTAL NET ASSETS                         $200             $300               $300

NET ASSET VALUE PER SHARE --
  INSTITUTIONAL CLASS                  $10.00           $10.00             $10.00

NET ASSET VALUE PER SHARE --
  RETAIL CLASS A                       $10.00           $10.00             $10.00

NET ASSET VALUE PER SHARE --
  RETAIL CLASS B                                        $10.00             $10.00


The accompanying notes are an integral part of the financial statements.




NOTES TO FINANCIAL STATEMENTS              FIRST AMERICAN INVESTMENT FUNDS, INC.
NOVEMBER 4, 1994

(1) ORGANIZATION

First American Investment Funds, Inc. (FAIF) is registered under the Investment Company Act of 1940, as amended, as an open-end, management investment company. FAIF presently consists of a series of eighteen funds which includes Limited Term Tax Free Income Fund, Equity Income Fund and Diversified Growth Fund (the Funds). The other funds in the series which are not being reported at this time include Equity Index Fund, Regional Equity Fund, Special Equity Fund, Stock Fund, Fixed Income Fund, Intermediate Government Bond Fund, Intermediate Term Income Fund, Limited Term Income Fund, Mortgage Securities Fund, Asset Allocation Fund, Balanced Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Technology Fund, International Fund and Limited Volatility Stock Fund. FAIF's articles of incorporation permit the Board of Directors to create additional funds in the future.

(2) PROPOSED FUND MERGER

The Board of Directors of the Funds has approved, subject to shareholder approval, a proposed merger agreement and plan of reorgainization of the First American Mutual Fund (FAMF). Under its terms, Limited Term Tax Free Income Fund, Equity Income Fund and Diversified Growth Fund will each be merged into a new FAIF fund identical to existing FAMF fund.




FIRST AMERICAN INVESTMENT FUNDS, INC.


                                                              SEMI-ANNUAL REPORT
                                                                  MARCH 31, 1995


[LOGO] FIRST AMERICAN FUNDS
The power of disciplined investing

TABLE OF CONTENTS

MESSAGE FROM YOUR CHAIRMAN             1
ECONOMIC AND INVESTMENT REVIEW         2
STATEMENTS OF NET ASSETS               4
STATEMENTS OF OPERATIONS              56
STATEMENTS OF CHANGES IN NET ASSETS   60
FINANCIAL HIGHLIGHTS                  64
NOTES TO FINANCIAL STATEMENTS         68

MESSAGE FROM YOUR CHAIRMAN

March 31, 1995


Dear Shareholder:

For the first six months of the fiscal year, the First American Investment Funds, Inc. continued their steady growth. Assets under management surpassed $1.8 Billion as of March 31, 1995, representing growth of over $600 Million since September 30, 1994.

As you know, early in February the First American Mutual Fund portfolios were merged into the First American Investment Funds, Inc. to eliminate investor confusion and help streamline operations. Now that the merger has been accomplished in the upcoming months we will be focused on increasing our level of service to you. We are in the process of revising and upgrading our shareholder statements to provide you with an easier to read more useful document. You should see the results of this project in the next several months. In addition, in the near future we will be offering an automated voice response system that will allow shareholders to access performance, prices and yields 24 hours a day toll-free.

Many of the Funds continued to perform above the averages in their categories and several were once again recognized in national publications such as The Wall Street Journal, Business Week, USA Today, and Kiplinger's for top performance. In addition, the Chairman of First Asset Management, John Murphy, was invited to appear on CNBC's Mutual Fund Investor Program to discuss First Asset Management's economic outlook and investment philosophy.

The past six months have been a period of tremendous growth for the family and we expect to see additional significant growth in the future. Through these periods of growth, we will continue our commitment to improving and maintaining our shareholder services and our disciplined approach to investing.

Sincerely,


/s/ Joseph D. Strauss
Joseph D. Strauss
Chairman


ECONOMIC AND INVESTMENT REVIEW

March 31, 1995


At the halfway point in the First American Funds' fiscal year, major changes in the economic and policy environment have become readily apparent. The Federal Reserve's seven step doubling of short term interest rates and the accompanying increase in bond yields have slowed final demand in the domestic economy to a pace that better matches its productive capacity, thereby reducing inflationary pressures. Perhaps consumers were riveted to the O.J. Simpson trial, but more likely, rising indebtedness and a pervasive sense of job insecurity, despite growing payrolls, sapped the urge to spend this year. In any event, slowing retail sales, reduced auto production schedules, accumulation of inventory, and lower housing starts tell us that the economy is now growing at a 2.0% to 3.0% annual rate in contrast to the 4.0% to 5.0% that characterized the latter portion of 1994.

Productivity growth and very modest wage gains have kept the cost of labor at extraordinarily low levels during this expansion. With labor's two-thirds of input costs well contained, American industry has absorbed higher raw material prices and still produced surprisingly strong profits with only small end product price increases. This is fortunate, since current competitive conditions rarely allow pricing flexibility. With inflation contained, consumer and business credit available, and personal income growing with healthy job creation, there is good reason to expect the economic expansion to enjoy additional years of life.

For years the United States has generated insufficient savings to fully fund its fiscal deficit and the related excess demand for goods and services. The shortfall has been funded in international financial markets. Although the anti-inflationary monetary policy of recent years has been confidence building, our foreign creditors have become restive with chronic fiscal deficits, expanding trade imbalances, and a growing abundance of dollars in international currency markets. Into this unstable condition, mix a generous helping of uncoordinated international fiscal and monetary policy initiatives, foot-dragging on needed trade reform by our major overseas trading partners, and a collapse of the Mexican peso and economy. Finally, add a fiscal crisis in Canada and a slide in its dollar. In these circumstances can the accelerating erosion of the U.S. dollar during the past few months seem so surprising? The sweeping election victory that yielded Republican majorities in both houses of Congress may launch a more responsible approach to fiscal management, but fine print of the Contract With America calls for Middle-America to part with entitlements, long held sacred, in favor of budgetary balance. We can be sure our international creditors are watching developments in Washington with particular interest. Thus far, their assessment is not particularly optimistic. By contrast, we believe the value of the dollar reflects undue pessimism. By virtually any standard comparing purchasing power, the dollar is significantly undervalued versus the yen and the mark. As a result, it is not hard to see the dollar stabilizing, if not appreciating modestly, in the visible future.

Has the Fed finished tightening credit? This question is asked and answered by investors every day, since the perceived trend of short interest rates largely determines the valuation of the bond and stock markets. Today's slowing economy and low inflation bode well for unchanged, if not lower, short interest rates. The weak dollar and soaring input prices suggest the opposite. The current level of the bond and stock markets seems to imply a consensus for no additional increases in short rates. We are not as sure, but believe that if monetary policy is tightened one more notch, the lift in rates would probably be the last for this cycle.

Bond yields peaked just as the Funds' fiscal year began last fall. The slowing economy, low inflation, new Congressional budget balancing initiatives, and strong internal corporate financing capability combined to drive the meaningful bond market rally that lifted your fixed income portfolios this fiscal year. Yields all along the curve fell with a particularly dramatic drop in intermediate bond yields. The 5 year treasury yield has fallen almost one percentage point while long treasury bond yields declined about three-quarters of a percent and could fall further, although we believe the rally is close to its finish. First American bond funds extended maturity last fall to successfully capture much of the rally's benefit. Believing bonds to be near fair value, the fixed income funds recently shortened maturity to a neutral stance versus their respective benchmark averages.

The slowing of economic growth to a sustainable pace carried the prospect of an end to monetary tightening, a lesson not lost on the stock market this fiscal year. Stocks rallied strongly and the market averages now stand at record highs. Surprisingly strong earning gains have supported equity valuations for many months and promise to remain a favorable factor in the investment equation for at least several more quarters. This is not to ignore the heated debate over the impact of slowing domestic economic growth, but extensive restructuring of American corporations in both the manufacturing and service sectors has produced cost structures which seems capable of surprising investors with better than expected earnings gains. Stocks of companies that are "fixing problems" have been rewarding investments for the funds.

Although the weak dollar may be a concern for the United States in general, it has accentuated comparatively our low unit labor costs, which favor export oriented corporations versus their competitors in other established industrial nations. First American Funds in both value and growth styles have invested in the stock of firms that are well positioned to profit from our country's increasing competitive stature in global markets. We have also focused on firms with operations or expansion plans reaching rapidly growing free markets worldwide. Our international investment strategy focuses on rapidly growing world product markets as opposed to the comparatively lethargic, mature industrial economies.

The family of First American Funds offers investors a wide choice of investment alternatives in equity, fixed income, or money market portfolios. Each fund employs a well defined discipline in its management. The confidence of fund shareholders has been reflected in significant growth of investment assets. It has been a privilege to serve our shareholders.

Sincerely,


/s/ John M. Murphy, Jr.
John M. Murphy, Jr.
Senior Managing Director
First Asset Management
Chairman, First Trust



STATEMENT OF NET ASSETS----MARCH 31, 1995 (Unaudited)

LIMITED TERM TAX FREE INCOME FUND

Description                       Par (000)/Shares Value (000)

MUNICIPAL BONDS--98.0%
ALASKA--7.8%
Anchorage, Telephone Utility (RB)
(AMBAC)
3.500%, 12/01/96                             $250    $  243
North Slope Borough, Series 1994 B (GO)
(CGIC)
5.200%, 06/30/96                              250       252
North Slope Borough, Series G (GO)
(AMBAC)
7.500%, 06/30/97                              400       421
Spring Creek Correctional Center, Series
A, Pre-refunded @ 102 (COP) (CGIC)
9.500%, 10/01/95 (B)                          200       209
                                                      1,125
ARIZONA--2.7%
Maricopa County, Elementary School
District #17 (GO) (AMBAC)
0.000% 07/01/98 (D)                           465       396

CALIFORNIA--15.8%
San Francisco, Port Commission (RB)
4.400%, 07/01/96                              500       499
Sonoma County (COP)
4.600%, 08/01/96                              470       465
State (GO)
6.000%, 05/01/97                              500       511
State, Series C (RAN)
5.750%, 04/25/96                              800       809
                                                      2,284
COLORADO--2.8%
Denver, City & County Airport, Series C,
Mandatory Put @ 100 (RB) (ST)
6.000%, 04/01/97 (C)                          400       407

GEORGIA--1.8%
Cobb County, School District (GO)
6.125%, 02/01/96                              250       253

ILLINOIS--6.0%
Aurora, Kane, & DuPage Counties, Single
Family Mortgage, Series 95 A (RB) (GNMA)
(AMT)
6.100%, 04/01/08 (D)                          250       249
Development Finance Authority, School
District #300 (GO) (FGIC)
0.000% 12/01/96                               455       423
Sales Tax, Series S (RB)
3.250%, 06/15/95                              200       199
                                                        871
LOUISIANA--2.8%
Deepwater Port Authority, Series B (RB)
4.600%, 09/01/95                              200       200
Public Facilities Authority, St. Francis
Medical Center Project (RB) (FSA)
3.550%, 07/01/96                             $200    $  199
                                                        399
MAINE--3.4%
Highway Authority (RB)
6.000%, 04/15/96                              480       487

MASSACHUSETTS--1.7%
Housing Finance Agency, Insured Rental Housing,
Series A (RB) (AMBAC) (AMT)
4.900%, 01/01/97                              250       251

MINNESOTA--26.1%
Dakota & Washington Counties, Housing &
Redevelopment Authority (RB) (GNMA/FHA)
(AMT)
5.750%, 09/01/16                              325       329
Fridley, Commercial Development,
Mandatory Put @ 100 (RB) (AMT)
4.900%, 09/01/96 (C)                          235       235
Hennepin County, Pre-refunded
@ 100 (GO)
6.600%, 12/01/96 (B)                          300       310
Housing Finance Agency, Single Family
Mortgage, Series C (RB)
5.800%, 07/01/96                              180       182
Housing Finance Agency, Single Family Mortgage,
Series R (RB) (AMT)
5.150%, 01/01/97                              260       260
Minneapolis, Special School District #1
(COP)
4.750%, 06/01/96                              300       299
Minnetonka, Multi-family Housing,
Southampton Apartments Project,
Mandatory Put @ 100
(RB) (NBOC)
4.750%, 06/01/95 (C)                          500       502
Northern Municipal Power Agency (RB)
7.000%, 01/01/97                              220       227
Southern Municipal Power Agency,
Escrowed to Maturity (RB)
4.500%, 01/01/96                              140       140
Southern Municipal Power Agency,
Prerefunded @ 102 (RB)
7.375%, 01/01/96 (B)                          200       208
Southern Municipal Power Agency, Series
B (RB)
4.500%, 01/01/96                              360       359
5.000%, 01/01/98                              250       249
St Paul, Independent School District
#625 (GO) (ISF)
6.500%, 02/01/97                              300       309
Western Municipal Power Agency,
Series A,
Pre-refunded @ 102 (RB)
9.500%, 01/01/96 (B)                       $150       $  158
                                                       3,767
NEW MEXICO--2.1%
Albuquerque Airport, Gross Receipts
Tax, Mandatory Put @ 100 (RB)
8.250%, 07/01/95 (C)                        300          303

NEW YORK--1.8%
Medical Care Facilities, Series A,
Pre-refunded @ 102 (RB)
8.500%, 01/15/96 (B)                        250          263

NORTH DAKOTA--2.2%
Cass County, Hospital Facility,
Mandatory Sinking Fund (RB)
8.500%, 09/01/97                            300          314

RHODE ISLAND--5.5%
Pawtucket (GO) (FGIC)
7.750%, 04/15/97                            750          790

TENNESSEE--1.9%
Local Development Authority, Community Provider
Loan Program (RB)
4.600%, 10/01/96                            275          274

TEXAS--6.0%
Dallas, Waterworks & Sewer (RB)
8.200%, 04/01/97                            500          529
State (GO)
6.700%, 12/01/96                            320          331
                                                         860
VIRGINIA--1.7%
Fairfax County, Water Authority (RB)
3.350%, 04/01/96                            250          246

WASHINGTON--4.1%
State Public Power Supply, Nuclear
Project #3, Series C (RB)
3.500%, 07/01/95                            300          298
State, Series R-94 A (GO)
3.400%, 08/01/95                            300          299
                                                         597
WYOMING--1.8%
State Student Loan Program (RB) (AMT)
6.000%, 12/01/97                            250          255

TOTAL MUNICIPAL BONDS
(Cost $14,136)                                        14,142

CASH EQUIVALENTS--4.5%
Federated Tax Free Money Market
4.045%, 04/07/95 (A)                    642,000          642

TOTAL CASH EQUIVALENTS
(Cost $642)                                          $   642

TOTAL INVESTMENTS--102.5%
(Cost $14,778)                                        14,784

OTHER ASSETS AND LIABILITIES--(2.5%)
 Other Assets and Liabilities, Net                      (359)

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
1,380,922 outstanding shares                          13,833

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 63,401
outstanding shares                                       634

Distributions in excess of net investment income          (2)

Accumulated net realized loss on investments             (46)

Net unrealized appreciation of investments                 6

TOTAL NET ASSETS:--100.0%                            $14,425

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                 $  9.99

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                            $  9.99

MAXIMUM SALES CHARGE OF 2.00%+                          0.20

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 10.19


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.
(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or demand date.
(B) Pre-refunded Security--the pre-refunded date is shown as the maturity date on the Statement of Net Assets.
(C) Mandatory Put Security--the mandatory put date is shown as the maturity date on the Statement of Net Assets.
(D) When issued security (Total Cost Maricopa County, Arizona and Aurora, Kane, and DuPage Counties, Illinois are $394,390 and $250,000 respectively)
       AMT--Alternative Minimum Tax
       AMBAC--American Municipal Bond Assurance Company
       CGIC--Capital Guaranty Insurance Company
       COP--Certificates of Participation
       FGIC--Financial Guaranty Insurance Corporation
       FHA--Federal Housing Authority
       FSA--Financial Security Assurance
       GNMA--Government National Mortgage Association
       GO--General Obligation
       ISF--Insured by State Funds
       NBOC--National Bank of Canada
       RAN--Revenue Anticipation Notes
       RB--Revenue Bond
       ST--Sumitomo Trust

The accompanying notes are an integral part of the financial statements.



INTERMEDIATE TAX FREE FUND

Description                       Par (000)/Shares Value (000)

MUNICIPAL BONDS--96.5%

ARIZONA--3.5%
Maricopa County, School District,
Pre-refunded @ 101 (GO) (FGIC)
5.400%, 07/01/97 (B)                       $1,000     $1,026

CALIFORNIA--6.5%
Contra Costa, Water District, Callable
10/01/04 @ 102 (RB) (MBIA)
5.800%, 10/01/07                            1,000      1,016
Orange County, Transportation Authority, Callable
02/15/02 @ 102 (RB)
5.700%, 02/15/03                              200        202
San Diego, Callable 01/01/04 @ 101 (RB)
5.625%, 01/01/06                              200        202
State Health Facilities Authority,
Callable 10/01/98 @ 102 (RB) (CMI)
7.250%, 10/01/99                              500        528
                                                       1,948
COLORADO--10.3%
Arvada, Sales & Use Tax, Callable
12/01/02 @ 100 (RB) (FGIC)
5.900%, 12/01/05                              500        514
Aurora, Single Family Mortgage,
Series 1993-A
3.875%, 05/01/00                               10         10
Boulder Valley, School District,
Region 2, Callable 12/01/04 @ 101 (GO)
(STAID)
5.950%, 12/01/07                              500        513
Colorado Springs Utilities,
Crossover Refunding, Series A (RB)
6.350%, 11/15/01                            1,000      1,076
State Housing Finance Authority,
Single Family Mortgages, Callable
08/01/99 @ 102 (RB) (FHA/VA)
7.400%, 08/01/09                              915        940
                                                       3,053
FLORIDA--2.0%
Dade County, Senior High School
Facilities, Series A, Pre-refunded @
102 (LOC: Sumitomo Bank)
6.900%, 07/01/95 (B)                           15         15
North Brevard County, Health,
Hospital, & Nursing Home Improvements,
Jess Parish Memorial Hospital (RB)
(AMBAC)
6.800%, 09/01/96                               15         15
Reedy Creek, Utility, Callable
10/01/97 @ 102 (RB)
8.900%, 10/01/03                              500        554
                                                         584
ILLINOIS--5.3%
Aurora, Kane, & DuPage Counties,
Single Family Mortgage, Series 1995-A
(RB) (GNMA) (AMT)
6.100%, 04/01/08 (C)                       $  750     $  747
Lansing, Sales Tax, Callable 12/01/02
@102 (RB) (AMBAC)
5.350%, 12/01/04                              835        835
                                                       1,582
INDIANA--1.5%
Perry Township, Multi-School Building, Escrowed
To Maturity (RB) (STAID)
7.000%, 07/01/97                               15         16
State Housing Finance Authority, Callable
07/01/98 @ 102.5, (RB) (FPI)
7.800%, 01/01/99                              415        430
                                                         446
IOWA--0.3%
Davenport, Home Ownership Mortgage,
Series 1994 (RB)
4.000%, 03/01/03                              100         98
MICHIGAN--0.6%
Dearborn School District, Callable
05/01/03 @ 101.5 (GO) (MBIA)
4.850%, 05/01/05                              100         95
St. Joseph, Hospital Finance Authority
(RB) (AMBAC)
4.750%, 01/01/02                              100         96
                                                         191
MINNESOTA--16.6%
Anoka County, Solid Waste Disposal,
(RB) (AMT) (CFC)
6.000%, 12/01/98                            1,000      1,020
Minneapolis & St. Paul, Housing &
Redevelopment Authority, Callable
11/15/03 @ 102 (RB) (AMBAC)
4.750%, 11/15/18                            1,000        825
Minneapolis, Hennepin Avenue,
Series C (GO)
6.200%, 03/01/02                              800        847
Robbinsdale, North Memorial Medical
Center, Series B, Callable 05/15/03
@ 102, (RB) (AMBAC)
5.450%, 05/15/13                            1,000        948
Southern Minnesota, Municipal Power
Authority, Un-refunded Balance, Series A,
Callable 01/01/03 @ 102 (RB)
5.600%, 01/01/04                              445        446
State Higher Education, Supplemental
Student Loan Program, Series A, Credit
Support Norwest Bank (RB)
4.150%, 12/01/00                              500        500
State, Public Improvements,
Pre-refunded @ 100 (GO)
5.800%, 08/01/04 (B)                       $  250     $  260
Wayzata, School District, Series B,
Callable 02/01/03 @ 100 (RB) (FGIC)
4.900%, 02/01/07                              100         93
                                                       4,939

MISSOURI--3.5%
Kansas City, School District (RB) ( FGIC)
6.300%, 02/01/00                            1,000      1,045

NEW MEXICO--4.1%
Farmington, Utility Systems, Escrowed
to Maturity (RB)
10.000%, 01/01/02                             685        808
State University (RB)
7.800%, 04/01/97                              400        423
                                                       1,231
NEW YORK--1.8%
Environmental Facilities, Pollution Control,
Callable 11/15/04 @ 102 (RB)
6.400%, 05/15/06                              500        540

NORTH DAKOTA--9.8%
Bismarck, Hospital Authority (RB) (AMBAC)
6.250%, 05/01/99                            1,000      1,050
Fargo, Water Authority, Callable
1/01/04 @ 100 (RB) (MBIA)
5.000%, 01/01/05                              300        282
Fargo, Water Utilities, Callable
01/01/00 @ 100 (RB)
5.900%, 01/01/02                              500        513
State Bank Capital Financing Program,
Series E (GO)
6.400%, 12/01/95                               20         20
State Building Authority, Escrowed To
Maturity (RB) (AMBAC)
6.900%, 06/01/97                              500        523
6.900%, 06/01/98                              500        529
                                                       2,917
OHIO--0.8%
Kings County, Local School District,
Callable 12/01/05 @ 100 (RB) (FGIC)
5.750%, 12/01/10 (C)                          250        251

OKLAHOMA--0.8%
Oklahoma County, Home Finance
Authority, Pre-refunded @ 100 (RB)
0.000%, 03/01/06 (B)                          790        248

OREGON--5.9%
Deschutes & Jefferson Counties,
School District, (GO) (MBIA)
5.000%, 06/01/02                           $  500     $  493
Multnomah County, School District (GO)
5.100%, 06/01/03                              500        496
Multnomah, School District #3, Callable
12/01/05 @100 (GO) (FGIC)
5.500%, 12/01/06                              500        499
State (GO)
7.000%, 07/01/01                              250        274
                                                       1,762
PENNSYLVANIA--4.6%
Commonwealth, Callable 05/01/04
@ 101.5 (GO)
5.300%, 05/01/06                              300        296
Northumberland County, Commonwealth
Lease, Callable 10/15/01 @ 100 (RB)
6.600%, 10/15/02                            1,000      1,085
                                                       1,381
PUERTO RICO--1.7%
Housing Finance Authority, Single
Family Mortgage (RB) (GNMA)
5.800%, 10/15/00                              250        256
6.000%, 02/01/02                              250        255
                                                         511
SOUTH DAKOTA--1.8%
Sioux Falls (COP)
6.450%, 08/01/01                              500        536

TENNESSEE--1.7%
Nashville & Davidson County,
Metropolitan Government (GO)
5.000%, 05/15/05                              500        491

TEXAS--0.1%
San Antonio, Texas Electric & Gas
Improvement, (RB)
6.900%, 02/01/96                               15         15

UTAH--1.8%
Intermountain Power Authority,
Callable 07/01/98 @ 102 (RB)
7.625%, 07/01/08                              500        538

VIRGINIA--2.7%
Riverside, Regional Jail Authority Facility,
Callable 07/01/05 @ 102, (RB) (MBIA)
5.700%, 07/01/08                              500        496
Virginia Beach, Callable 11/01/04
@ 102 (GO) (STAID)
5.500%, 11/01/05                         $    300    $   296
                                                         792
WASHINGTON--0.9%
State (GO)
6.600%, 02/01/03                              250        272

WASHINGTON, D.C.--0.7%
District of Columbia, Callable
06/01/98 @ 101.5 (GO) (MBIA)
6.750%, 06/01/01                              200        210

WISCONSIN--7.1%
Milwaukee County, Callable 09/01/02
@ 100 (GO)
5.550%, 09/01/03                            1,000      1,001
Oak Creek, Water Works System,
Callable 12/01/95 @100 (RB)
5.600%, 12/01/96                               25         25
State Health & Educational Facilities,
Childrens Hospital, Series B (RB) FGIC)
6.500%, 08/15/95                               15         15
State, Pre-refunded @100 (GO)
6.900%, 05/01/98 (B)                        1,000      1,058
                                                       2,099
WYOMING--0.1%
State Community Development
Authority, Single Family Mortgage,
Series A (RB) (FHA)
6.400%, 06/01/95                              15          15

TOTAL MUNICIPAL BONDS
(Cost $28,049)                                        28,721

CASH EQUIVALENTS--4.0%
Federated Minnesota Municipal Cash Trust
4.089%, 04/07/95 (A)                     474,000         474
Federated Tax Free Money Market
4.045%, 04/07/95 (A)                     706,000         706

TOTAL CASH EQUIVALENTS
(Cost $1,180)                                          1,180

TOTAL INVESTMENTS--100.5%
(Cost $29,229)                                        29,901

OTHER ASSETS AND
LIABILITIES--(0.5%)
 Other Assets and Liabilities, Net                      (144)

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
2,731,931 outstanding shares                         $27,892

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 106,601
outstanding shares                                     1,136


Distributions in excess of net investment income          (3)

Accumulated net realized gain on investments              60

Net unrealized appreciation of investments               672

TOTAL NET ASSETS:--100.0%                            $29,757

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                 $ 10.48

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $ 10.49

MAXIMUM SALES CHARGE OF 3.00%+                          0.32

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 10.81


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%.
(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or the demand date.
(B) The pre-refunded date is shown as the maturity date on the Statement of Net Assets.
(C) When issued security (Total Cost of Aurora, Kane and DuPage Counties Illinois and Kings County Ohio are $250,000 and $750,000 respectively.)
       AMBAC--American Municipal Bond Assurance Company
       AMT--Alternative Minimum Tax
       CFC--National Rural Utilities Co-op Finance Corporation
       CMI--California Municipal Insurers
       COP--Certificates of Participation
       FGIC--Financial Guaranty Insurance Corporation
       FHA--Federal Housing Authority
       GNMA--Government National Mortgage Association
       FPI--Foremost Pool Insurance
       GO--General Obligation
       LOC--Letter of Credit
       MBIA--Municipal Bond Insurance Association
       RB--Revenue Bond
       STAID--State Aid Withholding
       VA--Veterans Administration

The accompanying notes are an integral part of the financial statements.


MINNESOTA INSURED INTERMEDIATE TAX FREE FUND

Description                       Par (000)/Shares Value (000)

MUNICIPAL BONDS--97.4%

MINNESOTA--97.4%
Anoka County, Capital Improvement,
Series C (GO)
5.550%, 02/01/05                            $2,000     $1,998
Anoka-Hennepin, Callable 02/01/03 @ 100
(GO) (FGIC)
4.875%, 02/01/07                               500        463
Becker, Pollution Control, Callable
04/01/99 @ 102 (RB)
6.800%, 04/01/07                             2,500      2,631
Becker, Tax Increment-Series D, Callable
08/01/04 @ 100 (GO) (AMT) (MBIA)
6.000%, 08/01/07                             2,500      2,553
Bloomington, Mall of America Project,
Series A, Callable 02/01/04 @ 100 (RB)
(FSA)
5.450%, 02/01/09                             3,850      3,780
Burnsville Apartment Projects, Series A,
Putable 12/01/98 @ 100 (RB) (PMLIC)
5.000%, 12/01/08                             3,000      2,993
Coon Rapids, Single Family Mortgage,
Callable 09/01/04 @ 102 (RB)
5.900%, 09/01/06                               455        456
Dakota County, Housing & Redevelopment Authority,
Single Family, Callable 09/01/98
@ 103 (RB) (GNMA,FHA/VA)
7.250%, 03/01/06                               820        823
Dakota, Washington & Stearns Counties,
Single Family Mortgage, Callable 3/01/04
@ 102 (AMT) (RB) (FNMA)
6.000%, 09/01/04                               650        657
Duluth, Economic Development Authority, Health
Care Facilities, Callable 11/01/02
@ 102 (RB) (AMBAC)
6.100%, 11/01/04                               900        950
Faribault, Independent School District,
Callable 6/01/04 @ 100 (GO)
6.750%, 06/01/05                             1,000      1,096
Mankato, Independent School District,
Series A, Callable 02/01/04 @ 100 (GO)
(CGIC)
5.000%, 02/01/05                               800        769
Minneapolis & St. Paul, Housing & Redevelopment
Authority, Health Care, Callable 11/15/03 @ 102
(RB) (AMBAC)
4.750%, 11/15/18                             1,000        825
Minneapolis & St. Paul Metropolitan
Airports, Callable 01/01/99
@ 102 (RB) (AMT)
7.800%, 01/01/11                             1,000      1,090
Minneapolis & St. Paul, Housing And Redevelopment
Authority, Health Care, Callable 08/15/00 @ 102
(RB) (MBIA)
7.300%, 08/15/01                            $1,000     $1,115
Minneapolis & St. Paul, Housing Finance
Board, (RB) (AMT) (FNMA/GNMA)
6.800%, 11/01/08                             1,500      1,605
Minneapolis & St. Paul, Housing Finance
Board, Single Family Mortgage, Series A
(RB) (AMT) (GNMA,FHA/VA)
7.875%, 12/01/12                                45         46
Minneapolis, Community Development
Agency (RB) (MBIA)
7.000%, 03/01/01                             2,500      2,766
Minneapolis, Convention Center,
Pre-refunded @ 102 (RB)
(AMBAC)
7.400%, 04/01/98 (B)                           500        514
Minneapolis, Health Care Facilities,
Callable 11/15/03 @ 102
(RB) (MBIA)
5.100%, 11/15/05                             1,000        956
Minneapolis, School District No. 1 (RB)
(AMBAC)
5.300%, 02/01/02                             1,000      1,003
Minnesota State Public Facility
Authority, Water Pollution Control,
Callable 12/01/99 @ 100
(RB) (CGIC)
6.750%, 03/01/00                             1,000      1,070
Minnesota State, Housing & Redevelopment
Authority, Single Family, Callable 04/01/04
@ 102 (RB) (AMT) (FNMA)
6.250%, 10/01/04                             1,065      1,076
Minnesota State, Housing Financial
Agency, Single Family Mortgage, Series
D, Callable 01/01/04 @ 102 (RB) (AMBAC)
4.800%, 07/01/04                               800        766
Minnesota State, Pre-refunded
@ 100 (GO)
5.800%, 08/01/04 (B)                           750        779
Minnesota State, Pre-refunded
@ 100 (GO)
6.800%, 08/01/00 (B)                         2,790      2,964
Minnesota Tax-Exempt Mortgage Trust,
Series A (RB) (Northwestern National)
5.688%, 08/01/96 (A)                           115        115
Minnesota Tax-Exempt Mortgage Trust,
Series C (RB) (Northwestern National)
7.094%, 09/01/10 (A)                           898        888
Northern Minnesota Power Agency,
Callable 01/01/99 @102 (RB) (AMBAC)
7.250%, 01/01/00                            $  700     $  762
Northern Municipal Power Agency,
Minnesota Electric, Series A, Callable
01/01/03 @ 102 (RB) (AMBAC)
5.700%, 01/01/05                             2,000      2,033
Olmsted County Minnesota, Pre-refunded
@ 100 (GO)
6.550%, 02/01/98 (B)                         1,000      1,033
Olmsted County, Housing And
Redevelopment, Pre-refunded 02/01/01 @
100 (RB)
7.000%, 02/01/05 (B)                         1,025      1,125
Olmsted County, Pre-refunded 02/01/97
@ 100 (GO)
6.650%, 02/01/99 (B)                         1,000      1,034
Osseo, Independent School District (GO)
5.700%, 02/01/03                             2,000      2,033
Osseo, Independent School District,
Callable 02/01/03 @ 100 (GO) (FGIC)
5.400%, 02/01/05                               500        497
Plymouth Health Facilities, Callable
06/01/04 @ 102 (RB) (CGIC)
6.200%, 06/01/11                             1,360      1,396
Robbinsdale, North Center Project,
Escrowed To Maturity (RB) (AMBAC)
6.750%, 01/01/97                               400        415
Robbinsdale, North Memorial Medical
Center, Series B, Callable 05/15/03 @
102 (RB) (AMBAC)
5.450%, 05/15/13                             1,000        948
Rochester, St. Mary's Hospital,
Escrowed To Maturity (RB)
5.750%, 10/01/07                             3,000      3,050
Rosemount, Independent School
District, Series B (GO) (FGIC)
5.600%, 02/01/98                             1,000      1,016
Saint Louis Park, Hospital Revenue
Facilities, Methodist Hospital, Series
C, Pre-refunded 07/01/00 @ 102
(RB) (AMBAC)
7.150%, 07/01/02 (B)                         1,240      1,381
Southern Minnesota Municipal Power
Agency (RB) (MBIA)
4.850%, 01/01/07                               375        342
Southern Minnesota Municipal Power
Agency, Refunded Balance Series A,
Callable 01/01/03 @ 102 (RB)
5.600%, 01/01/04                               255        265
St. Paul, Housing & Redevelopment
Authority, Callable 9/01/05
@ 102 (RB) (FNMA)
6.125%, 03/01/17                            $  500    $   504
St. Paul, Housing And Development
Authority, Downtown & Seventh Place
Project (RB) (AMBAC)
4.850%, 09/01/01                               500        490
St. Paul, Sewer Revenue Bond, Callable
06/01/03 @ 100 (RB) (AMBAC)
5.350%, 12/01/04                               800        801
Stearns County, Housing And
Redevelopment Authority, Callable
02/01/99 @ 102 (RB) (AMBAC)
6.750%, 02/01/04                             1,665      1,777
Stillwater, Independent School District,
Callable 02/01/02 @ 100 (RB) (FGIC)
5.200%, 02/01/03                             2,500      2,475
Washington County, Housing And
Redevelopment Authority, Jail Facility (RB)
6.400%, 02/01/00                             1,000      1,058
Washington County, Housing And
Redevelopment Authority, Pre-refunded
@ 100 (RB)
6.800%, 02/01/04 (B)                         1,500      1,644
Washington County, Housing And
Redevelopment, Jail Facilities (RB)
4.900%, 02/01/01                               750        743
Washington County, Raymie Johnson
Apartments, Series C
(RB) (FGIC)
6.000%, 01/01/10                             1,340      1,332
Wayzata Independent School District,
Series B, Callable 02/01/03
@ 100 (GO) (FGIC)
4.900%, 02/01/07                               800        745
Willmar, Independent School District,
Callable 02/01/02 @ 100 (GO) (AMBAC)
6.150%, 02/01/09                               100        103
Wright County, Solid Waste, Series C,
Callable 12/01/99 @ 100 (RB)
(AMT) (CGIC)
7.000%, 12/01/05                               500        543

TOTAL MINNESOTA                                        66,292

TOTAL MUNICIPAL BONDS
(Cost $64,831)                                         66,292


CASH EQUIVALENTS--1.8%
Federated Minnesota Municipal
Cash Trust
4.089%, 04/07/95 (A)                     1,247,000    $ 1,247

TOTAL CASH EQUIVALENTS
(Cost $1,247)                                           1,247

TOTAL INVESTMENTS--99.2%
(Cost $66,078)                                         67,539

OTHER ASSETS AND LIABILITIES--0.8%
Other Assets and Liabilities, Net                         543

NET ASSETS:
Portfolio shares--Institutional Class ($.0001 par
value--2 billion authorized) based on 6,783,368
outstanding shares                                     64,875

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 192,079
oustanding shares                                       1,850

Distributions in excess of net investment income          (35)

Accumulated net realized loss on investments              (69)

Net unrealized appreciation of investments              1,461

TOTAL NET ASSETS:--100.0%                             $68,082

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                  $  9.76

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                             $  9.76

MAXIMUM SALES CHARGE OF 3.00%+                           0.30

OFFERING PRICE PER SHARE--RETAIL CLASS A              $ 10.06


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or demand date.

(B) The pre-refunded date is shown as the maturity date on the Statement of Net Assets.
       AMBAC--American Municipal Bond Assurance Company
       AMT--Alternative Minimum Tax
       CGIC--Capital Guaranty Insurance Company
       FGIC--Financial Guaranty Insurance Company
       FHA/VA--Federal Housing Authority/Veterans Administration
       FNMA--Federal National Mortgage Association
       FSA--Financial Security Assurance
       GNMA--Government National Mortgage Association
       GO--General Obligation
       MBIA--Municipal Bond Insurance Company
       PMLIC--Phoenix Mutual Life Insurance Company
       RB--Revenue Bond

The accompanying notes are an integral part of the financial statements.


COLORADO INTERMEDIATE TAX FREE FUND


Description                       Par (000)/Shares Value (000)

MUNICIPAL BONDS--94.7%

COLORADO--94.7%
Adams County, School District #1 (GO)
(FGIC)
6.000%, 12/01/00                          $  250    $  262
Adams County, School District #12,
Callable 12/15/96 @ 101 (GO)
7.650%, 12/15/03                             975     1,026
Arapahoe County, Cherry Creek School
District #5, Callable 12/15/00 @ 101 (GO)
6.800%, 12/15/01                           1,000     1,088
Arapahoe County, Cherry Creek School
District #5, Callable 12/15/95 @ 102 (GO)
5.600%, 12/15/97                           1,000     1,023
Arvada, Sales & Use Tax, Callable
12/01/02 @ 100 (RB) (FGIC)
5.900%, 12/01/05                             500       514
Auraria, Higher Education Center,
Callable 04/01/03 @ 101 (RB) (FSA)
5.000%, 04/01/05                             500       479
Aurora, Callable 12/01/04 @ 101 (COP)
6.000%, 12/01/06                           1,000     1,010
Aurora, Educational Development Authority,
Aurora Community College (RB)
5.750%, 10/15/04                             500       477
Aurora, Single Family Mortgage, Series
1993 A (RB)
3.875%, 05/01/00                              10        10
Boulder County, Sales & Use Tax
(RB) (FGIC)
5.750%, 12/15/05                           1,000     1,019
Boulder Valley, School District #Re 2,
Callable 10/15/01 @ 100 (GO)
5.900%, 10/15/02                             500       520
5.900%, 10/15/03                             500       518
Boulder Valley, School District #Re 2,
Callable 12/01/04 @ 101, 12/01/06 @
100 (STAID) (GO)
5.950%, 12/01/07                             500       513
Boulder, Callable 10/01/01 @ 101 (GO)
5.700%, 10/01/04                             250       258
Boulder, Larimer, & Weld Counties, Vrain
Valley School District #Re 1-JT, Callable
12/15/02 @ 101 (GO) (MBIA)
6.000%, 12/15/10                           1,000     1,021
Boulder, Larimer, & Weld Counties,
Vrain Valley School District,
Pre-refunded @ 101 (GO)
7.200%, 12/15/99 (B)                         500       548
Boulder, Urban Renwal Tax Allocation
(RB) (MBIA)
5.700%, 03/01/00                           1,250     1,295
Breckenridge, Excise Tax (RB) (MBIA)
5.000%, 12/01/99                          $  500    $  500
5.100%, 12/01/00                             500       505
Brighton, Callable 12/01/01 @ 101 (GO)
(MBIA)
6.350%, 12/01/05                             500       529
Broomfield, Callable 11/01/96 @ 101 (GO)
7.600%, 11/01/03                           1,000     1,048
Centennial Water & Sanitation, Series A,
Callable 12/01/96 @ 101 (GO) (SWB)
4.750%, 12/01/97                             500       498
Colorado Springs, Series A, Callable
11/15/01 @ 102 (RB)
6.625%, 11/15/04                           1,000     1,088
Denver, City & County Airport, Series C,
Mandatory Put @ 100 (RB) (ST)
6.000%, 04/01/97 (C)                       1,250     1,272
Denver, City & County School District
#1 (GO)
5.600%, 06/01/08                             350       343
Douglas County, School District #1
Douglas & Elbert Counties, Callable
12/15/04 @ 101 (GO) (MBIA)
6.400%, 12/15/11                           1,000     1,039
Eagle, Garfield, & Routt Counties,
School District #50 J, Callable
12/01/04 @ 102 (GO) (FGIC)
6.125%, 12/01/09                           1,290     1,323
El Paso County, School District #20 (COP)
6.100%, 12/01/99                             250       255
Fort Collins, Callable 12/01/02 @ 101 (GO)
5.550%, 12/01/03                             500       509
6.400%, 12/01/09                             575       602
Fort Collins, Downtown Development
Authority (RB) (MBIA)
6.200%, 06/01/01                             250       266
Garfield, Pitkin, & Eagle Counties,
School District #1 (GO) (MBIA)
6.000%, 12/15/04                           1,000     1,053
Jefferson County, Industrial
Development (RB)
6.625%, 09/01/01                             250       265
Jefferson County, Metropolitain Y.M.C.A.,
Callable 08/01/04 @ 100 (RB)
7.500%, 08/01/08                           1,000     1,006
Jefferson County, School District #R 1,
Callable 12/15/02 @ 101 (GO) (AMBAC)
5.900%, 12/15/04                             475       496
La Plata County, School Districts
#9 & Durango, Callable 11/01/02
@ 101 (GO) (FGIC)
6.200%, 11/01/05                           1,000     1,053
Larimer County, School District #R-1
Poudre (GO)
5.400%, 12/15/04                          $  750    $  742
Larimer, Weld, & Boulder Counties,
School District #R 2J Thompson,
Callable 12/15/04 @ 100 (GO)
5.900%, 12/15/06                           1,000     1,021
Longmont (GO)
5.250%, 11/15/01                             250       253
Longmont, Callable 09/01/01 @ 100 (GO)
6.000%, 09/01/03                             500       519
Louisville, Callable 06/01/98 @ 101
(GO) (FGIC)
7.200%, 12/01/04                             465       496
Morgan City, Pollution Control, Series A,
Callable 6/01/03 @ 101 (RB) (MBIA)
5.500%, 06/01/12                           1,000       958
Northglenn, Callable 11/01/96 @ 101
(GO) (MBIA)
6.400%, 11/01/98                             500       515
7.125%, 11/01/06                             500       519
Platte River Power Authority, Series BB (RB)
5.500%, 06/01/02                             500       511
Poudre Valley, Hospital District,
Pre-refunded @ 101 (RB)
6.700%, 11/15/98 (B)                         500       534
Pueblo County, Single Family Mortgage,
Callable 11/01/04 @ 102 (RB)
(GNMA/FNMA)
6.400%, 11/01/13                           1,100     1,111
Pueblo, Urban Renewal Authority,
Callable 12/01/03 @ 101 (RB) (AMBAC)
5.800%, 12/01/09                             840       846
South Suburban Park & Recreation
District (GO) (MBIA)
0.000% 12/15/01                            1,000       714
State Board of Agriculture, Fort Lewis
College (RB) (FGIC)
6.000%, 10/01/02                             250       265
State Colleges Board, Mesa State College,
Series B Enterprise, Callable 05/15/04
@ 101 (RB) (MBIA)
5.500%, 05/15/09                           1,210     1,184
State Housing Finance Authority (RB)
5.000%, 06/01/04                             195       185
State Housing Finance Authority,
Multi-family Housing,
Series A (RB) (FHA)
5.125%, 10/01/03                             695       670
State Housing Finance Authority,
Single Family Mortgage, Series C-2
(RB) (FHA) (AMT)
6.850%, 08/01/22                             350       354
State Regional Transit District, Sales
Tax, Pre-refunded @ 101 (RB)
7.100%, 11/01/00 (B)                      $  500    $  553
State Student Loan Obligation
Authority, Series A (RB)
6.250%, 06/01/96                             240       243
State Water Resources & Power
Development Authority, Callable
09/01/02 @ 101 (RB) (FSA)
5.900%, 09/01/03                             250       262
State Water Resources & Power
Development Authority, Clean Water
Project, Callable 09/01/02 @ 102 (RB)
5.800%, 09/01/06                             150       154
Steamboat Springs, Accommodations Tax, Callable
03/01/04 @ 100 (RB) (MBIA)
5.800%, 03/01/10                           1,000     1,004
Stonegate Village Metropolitan District,
Callable 12/01/02 @ 100 (GO)
6.300%, 12/01/04                             500       523
Summit County, School District #Re 1,
Callable 12/01/04 @ 101 (GO) (FGIC)
6.450%, 12/01/08                           1,250     1,320
Thornton (GO) (FGIC)
5.600%, 12/01/02                           1,000     1,024
Thornton, Callable 12/01/02 @ 101 (GO)
(FGIC)
5.650%, 12/01/03                             500       514
University of Colorado Hospital
Authority (RB) (AMBAC)
5.250%, 11/15/99                           1,400     1,427
Ute Water Conservancy District,
Callable 06/15/97 @
100 (RB) (AMBAC)
7.700%, 06/15/02                           1,000     1,056
Westminster, Water & Wastewater
Utility Enterprise, Callable 10/01/04
@ 100 (RB) (AMBAC)
5.800%, 12/01/05                           1,000     1,035

TOTAL COLORADO                                      45,743

TOTAL MUNICIPAL BONDS
(Cost $44,324)                                      45,743

CASH EQUIVALENTS--3.1%
Federated Tax Free Money Market
4.045%, 04/07/95 (A)                   1,499,000     1,499

TOTAL CASH EQUIVALENTS
(Cost $1,499)                                        1,499

TOTAL INVESTMENTS--97.8%
(Cost $45,823)                                      47,242

OTHER ASSETS AND LIABILITIES--2.2%
 Other Assets and Liabilities, Net                 $ 1,051

NET ASSETS:
Portfolio shares--Institutional Class ($.0001 par
value--2 billion authorized) based on 4,545,055
outstanding shares                                 $45,583

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 125,114
outstanding shares                                   1,275

Distributions in excess of net investment income        (5)

Accumulated net realized gain on investments            21

Net unrealized appreciation of investments           1,419

TOTAL NET ASSETS:--100.0%                          $48,293

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE
PER SHARE--INSTITUTIONAL CLASS                     $ 10.34

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                          $ 10.34

MAXIMUM SALES CHARGE OF 3.00%+                        0.32

OFFERING PRICE PER SHARE--RETAIL CLASS A           $ 10.66


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or demand date.

(B) Pre-refunded Security--the pre-refunded date is shown as the maturity date on the Statement of Net Assets.

(C) Mandatory Put Security--the mandatory put date is shown as the maturity date on the Statement of Net Assets.
       AMT--Alternative Minimum Tax
       AMBAC--American Municipal Bond Assurance Company
       COP--Certificates of Participation
       FGIC--Financial Guaranty Insurance Corporation
       FHA--Federal Housing Authority
       FNMA--Federal National Mortgage Association
       FSA--Financial Security Assurance
       GNMA--Government National Mortgage Association
       GO--General Obligation
       MBIA--Municipal Bond Insurance Association
       RB--Revenue Bond
       ST--Sumitomo Trust
       STAID--State Aid Withholding
       SWB--Swiss Bank

The accompanying notes are an integral part of the financial statements.

LIMITED TERM INCOME FUND

Description                            Par (000) Value (000)

ASSET BACKED SECURITIES--64.1% (1)
Amerisource Receivables Master
Trust 1995-1 A
6.475%, 03/15/00                         $3,500     $3,500
Auto Bond Receivables Trust 1993-1 A
6.125%, 11/15/98                          1,863      1,823
BCI Home Equity Loan 1991-1 A1
7.100%, 09/15/06                             55         55
BCI Home Equity Loan 1994-1 B
6.725%, 05/01/95 (B)                      2,611      2,614
Boulevard Auto Trust 1993-1 A
4.550%, 03/15/98                          1,281      1,262
Capital Auto Receivable Asset Trust
1993-1 CTFS
5.850%, 02/15/98                          1,100      1,077
CFC Grantor Trust TR14 A
7.150%, 11/15/06 (A)                      4,496      4,429
Chemical Financial Acceptance
1991-A A
6.450%, 12/15/97                          1,894      1,852
First USA Credit Card Master
Trust 1995-1
6.265%, 10/15/01 (B)                      4,100      4,097
Greentree Financial 1995-A A1
7.000%, 04/15/20                          2,500      2,498
HFC Home Equity Loan Trust 1992-2 B
6.850%, 11/20/12                          1,941      1,856
Household Finance 1992-3 A3
6.100%,11/20/06 (B)                       2,478      2,438
Leasing Solutions Receivables 1994-1 A
5.575%, 03/15/99                          1,125      1,113
Leasing Solutions Receivables 1994-2 A
8.075%, 12/15/99                          2,659      2,660
Midlantic Automobile Grantor Trust 1992-1 B
5.150%, 09/15/97                          1,533      1,524
New South Auto Trust 1994-B A
8.475%, 01/15/02                          3,853      3,905
Olympic Automobile Receivables Trust 1993-C B
4.600%, 02/15/00                          2,307      2,238
Orix Credit Alliance Owner Trust 1993-A A2
4.300%, 08/17/98                          2,302      2,265
Orix Credit Alliance Owner
Trust 1993-A B
4.600%, 08/17/98                          1,535      1,508
Premier Auto Trust 1992-1 A
5.750%, 07/15/97 (A)                        646        643
Premier Auto Trust 1992-5 B
4.900%, 12/15/95                          1,502      1,475
Premier Auto Trust 1993-4 B
4.950%, 02/02/99                          1,200      1,170
Premier Auto Trust 1994-2 B
6.500%, 06/02/00                          4,300      4,226
RCI Vacation Ownership Mortgage
Trust 1991-B
7.500%, 08/25/98 (A)                      2,205      2,179
Remodelers Home Improvement 1994-1 A
7.800%, 11/20/99 (A)                      1,771      1,766
Saxon Mortgage Securities 1994-4A 1A2
5.250%, 04/25/24                         $3,831     $3,682
The Money Store Home Equity Loan
Trust 1992-D1 A1
6.500%, 01/15/04                          3,750      3,688
The Money Store Home Equity Loan
Trust 1993-B A1
5.400%, 08/15/05                          3,438      3,266
The Money Store Home Equity Loan
Trust 1994-C1 A1
6.775%, 09/15/07                          2,127      2,106
The Money Store Home Equity Loan
Trusts 1994-D1 A2
8.000%, 11/15/07                          4,000      4,022
Western Financial Grantor
Trust 1991-3 A
6.750%, 01/01/97                              1          1
Western Financial Grantor
Trust 1993-2 A2
4.700%, 10/01/98                          2,750      2,662
Western Financial Grantor
Trust 1994-3 B
6.650%, 12/01/99                          2,677      2,625
World Omni Leasing 1993-1 B
5.000%, 05/17/99                          1,408      1,378
Zions Auto Trust 1993-1 B
5.650%, 06/15/99                          2,250      2,206

TOTAL ASSET BACKED SECURITIES
(Cost $80,544)                                      79,809

CORPORATE OBLIGATIONS--17.0%

AEROSPACE & DEFENSE--1.4%
Lockheed
4.570%, 04/03/95                            750        750
6.762%, 05/11/95 (B)                      1,000      1,000
                                                     1,750
BANKS--0.8%
Fleet/Norstar Financial Group
10.200%, 09/15/95                         1,000      1,016

CHEMICALS--0.4%
ICI Wilmington
7.830%, 05/09/95                            500        501

ELECTRICAL SERVICES--0.8%
Houston Lighting & Power
8.625%, 01/15/96                          1,000      1,016

FINANCIAL SERVICES--5.1%
American General Finance
7.300%, 10/16/95                            500        503
Beneficial
6.060%, 06/30/95                          1,000        999
Chrysler Financial
5.330%, 08/01/08                          1,350      1,343
Discover Credit
6.680%, 05/15/95                            500        500
Heller Financial
6.500%, 11/15/95                          1,000        999
IBM Credit
5.130%, 08/11/95                         $1,000     $  996
Xerox Credit
5.375%, 07/15/95                          1,000        998
                                                     6,338
FOOD, BEVERAGE & TOBACCO--2.4%
ConAgra
9.190%, 06/30/95                          1,000      1,007
Philip Morris
6.250%, 06/05/95                          1,000      1,000
8.875%, 07/01/96                            900        920
                                                     2,927
MEDICAL PRODUCTS & SERVICES--0.4%
Baxter International
8.200%, 04/01/95                            500        500

PAPER & PAPER PRODUCTS--0.4%
International Paper
9.625%, 10/15/95                            450        457

PETROLEUM REFINING--0.8%
Ashland Oil
9.875%, 09/01/95                            500        507
Atlantic Richfield
10.375%, 07/15/95                           500        506
                                                     1,013
RAILROADS--0.2%
Union Pacific
9.160%, 09/25/95                            250        253

REPAIR SERVICES--0.4%
Hertz
8.000%, 04/01/95                            500        500

RETAIL--1.4%
Dayton Hudson
4.820%, 04/01/96                          1,000         981
Wendy's International
12.125%, 04/01/95                           750         750
                                                      1,731
SEMI-CONDUCTORS/INSTRUMENTS--0.5%
Intel O/S
0.000% 05/15/95                             608         604

TELEPHONES & TELECOMMUNICATION--0.6%
Southwestern Bell Telephone
9.000%, 07/17/95 (A)                        750         755

WHOLESALE--1.4%
Salomon
4.800%, 05/15/95                         $1,000    $    998
Supervalu
5.875%, 11/15/95                            750         747
                                                      1,745
TOTAL CORPORATE OBLIGATIONS
(Cost $21,931)                                       21,106

OTHER MORTGAGE-BACKED OBLIGATIONS--13.2%
Capstead Securities IV 1992-3 B
8.000%, 06/25/22                          3,216       3,218
General Electric Capital Mortgage
1995-1 A1
8.350%, 02/25/25                          2,444       2,455
Mortgage Capital Funding 1993-C1 A1
5.250%, 05/25/15                         $2,624    $  2,556
Mortgage Capital Funding 1993-C1 A2
6.145%, 05/25/15 (B)                      4,606       4,523
Mortgage Obligation Structured Trust
1993-1 A1
6.350%, 10/25/18                          1,764       1,739
RTC 1992-11 A1A
7.000%, 10/25/24                          1,410       1,396
RTC 1992-C7 B
7.150%, 06/25/23                            622         589

TOTAL OTHER MORTGAGE-BACKED OBLIGATIONS
(Cost $16,633)                                       16,476

U.S. GOVERNMENT AGENCY OBLIGATIONS--0.8%
FNMA
6.340%, 04/16/95 (B)                      1,000         999

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $999)                                             999

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED OBLIGATIONS--0.8%
FHLMC 1625-B
4.750%, 01/15/01                          1,000         974

TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS
(Cost $1,004)                                           974

MASTER NOTES--4.7%
Barclays Bank
5.980%, 04/03/95 (C)                      1,676       1,676
Goldman Sachs
6.080%, 04/04/95 (C)                        946         946
Heller Financial
6.057%, 04/04/95 (C)                      3,268       3,268

TOTAL MASTER NOTES
(Cost $5,890)                                         5,890

REPURCHASE AGREEMENTS--2.4%
Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$2,988,065 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $3,018,603 with rates
ranging from 3.50% to 12.625%,
maturities ranging from 1995 to 2025,
total market value $3,046,581)            2,987       2,987

TOTAL REPURCHASE AGREEMENTS
(Cost $2,987)                                         2,987

TOTAL INVESTMENTS--103.0%
(Cost $129,988)                                     128,241

OTHER ASSETS AND LIABILITIES--(3.0%)
 OTHER ASSETS AND LIABILITIES, NET                   (3,738)

NET ASSETS:
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
11,622,763 outstanding
shares                                             $118,537

Portfolio
shares--Retail Class A
($.0001 par value--2
billion authorized)
based on 1,056,352
outstanding shares                                   11,121

Distributions in excess
of net investment
income                                                  (42)

Accumulated net
realized loss on
investments                                          (3,366)

Net unrealized
depreciation of
investments                                          (1,747)

TOTAL NET
ASSETS:--100.0%                                    $124,503

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                              $   9.82

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE RETAIL CLASS A                               $   9.82

MAXIMUM SALES CHARGE OF
2.00%+                                                 0.20

OFFERING PRICE PER
SHARE--RETAIL CLASS A                              $  10.02


+ The offer price is calculated by dividing the net asset value per share by 1 minus the maximum sales charge of 2.00%.

(A) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under the guidelines established by the Board of Directors.

(B) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995.

(C) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset or demand date.
       FHLMC--Federal Home Loan Mortgage Corporation
       FNMA--Federal National Mortgage Association
       RTC--Resolution Trust Corporation

(1) At March 31, 1995, the percentage of asset backed securities by industry was as follows:

AUTO COMPANY SUBSIDIARIES                   6.0%
Banks - Boats & Recreational Vehicles       5.0
Banks - Credit Card Receivables             3.3
Banks - Auto                               11.4
Business Credit                             6.1
Business Credit - Auto                      1.8
Consumer Finance - 1st Mortgage             4.7
Consumer Finance - 2nd Mortgage             4.9
Consumer Finance - Auto                     3.4
Medical Leases                              2.8
Mortgage Bankers & Loans - 2nd
Mortgage                                   14.7
 Total                                     64.1%

The accompanying notes are an integral part of the financial statements.


INTERMEDIATE TERM INCOME FUND

Description                       Par (000)/Shares Value (000)

U.S. TREASURY OBLIGATIONS--61.3%
U.S. Treasury Bill
5.630%, 04/06/95                        $2,945     $2,942
U.S. Treasury Notes
4.375%, 11/15/96                         8,805      8,492
5.750%, 10/31/97                         7,565      7,357
5.125%, 11/30/98                        14,115     13,254
6.375%, 01/15/00                         5,230      5,085
6.250%, 02/15/03                        13,715     12,917
7.250%, 08/15/04                         2,000      2,001

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $52,240)                                     52,048

OTHER MORTGAGE-BACKED OBLIGATIONS--8.5%
Drexel Burnham Lambert Trust S2
9.000%, 08/01/18                            97        101
GECMS 1994-12 A4
6.000%, 04/25/09                         2,925      2,695
Kidder Peabody Mortgage Assets Trust 6F
7.950%, 07/20/18                           663        667
MDC Mortgage Funding P3
8.200%, 11/20/17                            27         27
Morgan Stanley Mortgage Trust W5
9.050%, 05/01/18                           182        188
Prudential Home Mortgage Securities
1992-A3
7.000%, 04/25/99                         2,100      2,104
Resolution Trust 1991-M6 B2
7.000%, 06/25/21 (B)                     1,465      1,447

TOTAL OTHER MORTGAGE-BACKED OBLIGATIONS
(Cost $7,213)                                       7,229

ASSET BACKED SECURITIES--9.0%
BW Home Equity Trust 1990-1 1
9.250%, 09/15/05                            29         29
Chemical Financial Acceptance 1991-A 1
6.450%, 12/15/97                           691        676
Fleet Finance Home Equity 1990-1
8.900%, 01/16/06                           113        114
Household Finance Home Equity
1993-2 A3
4.650%, 12/20/08                         2,539      2,401
Olympic Auto Receivables Trust 1993-D
4.750%, 07/15/00                         2,044      1,982
Olympic Auto Receivables Trust 1994-A
5.700%, 01/15/01                           465        454
Zale Funding Series 94-1, Class B 144A
7.500%, 05/15/03 (B)                     2,000      1,973

TOTAL ASSET BACKED SECURITIES
(Cost $7,807)                                       7,629

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS--7.2%
FHLMC
6.000%, 11/15/08                        $3,500     $3,068
7.550%, 05/15/20                           375        374
8.000%, 10/15/20                         2,630      2,669
FNMA
14.750%, 03/01/12                            1          1
TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS
(Cost $6,485)                                       6,112

CORPORATE OBLIGATIONS--6.3%
Bear Stearns
6.500%, 06/15/00                         2,800      2,604
Farmers Group
8.250%, 07/15/96                           320        325
GMAC
7.650%, 01/16/98                         2,385      2,388

TOTAL CORPORATE OBLIGATIONS
(Cost $5,677)                                       5,317

MASTER NOTES--3.1%
Goldman Sachs
6.080%, 04/04/95 (A)                     2,628      2,628

TOTAL MASTER NOTES
(Cost $2,628)                                       2,628

REPURCHASE AGREEMENTS--2.9%
Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$2,474,482 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $2,500,361 with rates
ranging from 3.50% to 12.625%,
maturities from 1995 to 2025, total
market value $2,522,940)                 2,473      2,473

TOTAL REPURCHASE AGREEMENTS
(Cost $2,473)                                       2,473

TOTAL INVESTMENTS--98.3%
(Cost $84,523)                                     83,436

OTHER ASSETS AND LIABILITIES--1.7%
 Other Assets and Liabilities, Net                  1,402

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
8,516,711 outstanding shares                      $84,243

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 279,038
outstanding shares                                  2,830

Distributions in excess of net investment income      (19)

Accumulated net realized loss on investments       (1,129)

Net unrealized depreciation of investments         (1,087)

TOTAL NET ASSETS:--100.0%                         $84,838
NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION

PRICE PER SHARE--INSTITUTIONAL CLASS              $  9.65
NET ASSET VALUE AND REDEMPTION PRICE

PER SHARE--RETAIL CLASS A                         $  9.65

MAXIMUM SALES CHARGE OF 3.75%+                       0.38

OFFERING PRICE PER SHARE--RETAIL CLASS A          $ 10.03


+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Asset is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or the demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under the guidelines established by the Board of Directors.
       FHLMC--Federal Home Loan Mortgage Corporation
       FNMA--Federal National Mortgage Association
       GMAC--General Motors Acceptance Corporation
       GECMS--General Electric Capital Marketing Service

The accompanying notes are an integral part of the financial statements.


INTERMEDIATE GOVERNMENT BOND FUND

Description                       Par (000)/Shares Value (000)

U.S. TREASURY OBLIGATIONS--78.3%
U.S. Treasury Notes
6.125%, 07/31/96                          $5,000      $4,967
6.250%, 08/31/96                           3,000       2,983
6.875%, 10/31/96                           3,500       3,507
6.500%, 05/15/97                           2,000       1,986
6.500%, 08/15/97                           7,000       6,940
7.375%, 11/15/97                           2,000       2,020
5.625%, 01/31/98                             550         531
7.875%, 04/15/98                           6,000       6,146
5.125%, 11/30/98                           3,750       3,522
6.375%, 01/15/99                             100          98
6.750%, 05/31/99                           9,000       8,899
6.875%, 07/31/99                           3,000       2,978
7.125%, 09/30/99                           8,500       8,516
7.875%, 08/15/01                           2,000       2,074
7.500%, 11/15/01                           5,250       5,344
7.500%, 05/15/02                           2,000       2,039
6.375%, 08/15/02                             500         477
6.250%, 02/15/03                             500         471
7.250%, 05/15/04                           7,250       7,254

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $70,034)                                        70,752

U.S. GOVERNMENT AGENCY OBLIGATIONS--16.1%
FFCB
6.150%, 06/01/95                           3,000       3,000
FHLB
6.200%, 01/22/96                           3,000       2,991
7.750%, 04/25/96                             510         514
7.750%, 02/26/97                           1,000       1,013
7.870%, 12/15/97                           3,000       3,041
8.030%, 02/24/98                           1,000       1,006
6.975%, 07/26/99                           1,000         982
7.440%, 08/10/01                           1,000         998
SLMA
6.570%, 05/01/96                           1,000       1,010

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS (Cost
$14,533)                                              14,555

REPURCHASE AGREEMENTS--4.0%
J.P. Morgan 6.028%, dated 03/31/95,
matures 04/03/95, repurchase price
$1,113,708 (collateralized by various
U.S. Treasury Interest STRIPS, total
par value $3,529,058 with maturities
ranging from 2000 to 2010, total
market value $1,135,440)                   1,113       1,113

Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$2,440,771 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $2,466,297 with rates
ranging from 3.50% to 12.625%,
maturities from 1995 to 2025, total
market value $2,488,569)                  $2,440     $ 2,440

TOTAL REPURCHASE AGREEMENTS
(Cost $3,553)                                          3,553

TOTAL INVESTMENTS--98.4%
(Cost $88,120)                                        88,860

OTHER ASSETS AND LIABILITIES--1.6%
 Other Assets and Liabilities, Net                     1,475

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
9,788,547 outstanding shares                          87,751

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 212,265
outstanding shares                                     2,009

Distributions in excess of net investment income         (16)

Accumulated net realized loss on investments            (149)

Net unrealized appreciation of investments               740

TOTAL NET ASSETS:--100.0%                            $90,335

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                 $  9.03

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                            $  9.04

MAXIMUM SALES CHARGE OF 3.00%+                          0.28

OFFERING PRICE PER SHARE--RETAIL CLASS A             $  9.32

+ The offer price is calculated by dividing the net asset value per share by 1 minus the maximum sales charge of 3.00%.
       FFCB--Federal Farm Credit Bank
       FHLB--Federal Home Loan Bank
       SLMA--Student Loan Marketing Association
       STRIPS--Separately Trading of Registered Interest and Principal of Securities


The accompanying notes are an integral part of the financial statements.

FIXED INCOME FUND

Description                       Par (000)/Shares Value (000)

U.S. TREASURY OBLIGATIONS--64.4%
U.S. Treasury Bill
5.630%, 04/06/95                       $ 9,715     $ 9,706
U.S. Treasury Bonds
7.250%, 08/15/22                        21,515      20,804
7.125%, 02/15/23                        16,350      15,589
U.S. Treasury Notes
4.375%, 11/15/96                        24,690      23,812
5.750%, 10/31/97                         3,080       2,995
5.125%, 02/28/98                        10,000       9,524
5.125%, 11/30/98                        10,990      10,320
6.000%, 10/15/99                         2,250       2,157
6.375%, 01/15/00                         6,000       5,833
6.250%, 02/15/03                        10,445       9,837
7.250%, 08/15/04                        15,500      15,509
U.S. Treasury STRIPS
0.000% 02/15/99                          1,055         808
TOTAL U.S. TREASURY OBLIGATIONS
(Cost $125,147)                                    126,894

OTHER MORTGAGE-BACKED OBLIGATIONS--10.4%
Collateralized Mortgage Securities
88-13 C
8.000%, 09/20/19                           137         139
Countrywide Mortgage-Backed
Securities 1994-GA3
6.500%, 04/25/24                         2,380       2,216
Drexel Burnham Lambert Trust S-2
9.000%, 08/01/18                           852         882
General Electric Capital Marketing
Services 1994-12 A4
6.000%, 04/25/09                         3,125       2,880
General Electric Capital Mortgage
1994-17 A6
7.000%, 05/25/24                         7,000       6,568
General Electric Capital Mortgage
1994-11 A1
6.500%, 03/25/24                         4,598       4,481
Prudential Home Mortgage Securities
1994-6 A3
7.000%, 04/25/99                           900         902
Residential Funding 1992-36 A2 P11
5.700%, 11/25/07                         1,224       1,187
Resolution Trust 1991-M6 B2
7.000%, 06/25/21 (B)                     1,157       1,143

TOTAL OTHER MORTGAGE-BACKED OBLIGATIONS
(Cost $20,252)                                      20,398

ASSET BACKED SECURITIES--6.7%
BW Home Equity Trust 1990-1 1
9.250%, 09/15/05                       $    92    $     94
Corestates Home Equity Trust
1994-2 A2
7.000%, 10/15/09                         6,500       6,093
Dillon Reed Structured Finance
1993-K1 A1
6.660%, 08/15/10                           591         532
Kidder Peabody Acceptance Brandon
Development
7.870%, 01/01/16                           634         559
Kidder Peabody Acceptance Lake Mary
Development
7.870%, 01/01/16                         1,309       1,153
Morgan Stanley Mortgage Trust
9.050%, 05/01/18                            43          45
Olympic Auto Receivables Trust
1994-A
5.700%, 01/15/01                           598         584
Zale Funding 94-1 B
7.500%, 05/15/03 (B)                     4,100       4,045

TOTAL ASSET BACKED SECURITIES
(Cost $13,082)                                      13,105

CORPORATE DEBT OBLIGATIONS--4.4%
Bear Stearns
9.125%, 04/15/98                         1,000       1,044
8.750%, 03/15/04                         1,000       1,018
Farmers Group
8.250%, 07/15/96                         1,755       1,781
General Foods
6.000%, 06/15/01                         1,440       1,334
General Motors Acceptence
6.150%, 05/11/98                         2,025       1,941
Morgan Stanley Group
7.320%, 01/15/97                           250         251
Nationsbank
7.750%, 08/15/04                         1,000         985
Torchmark
9.625%, 05/01/98                           250         263

TOTAL CORPORATE DEBT OBLIGATIONS
(Cost $8,735)                                        8,617

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED--3.9%
FHLMC
6.000%, 11/15/08                        $1,275    $  1,118
7.000%, 02/15/24                         7,133       6,611
TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
(Cost $7,397)                                        7,729

MASTER NOTES--8.6%
Associates Corporation of North
America
5.920%, 04/04/95 (A)                     1,302       1,302
Barclays
5.980%, 04/03/95 (A)                     2,625       2,625
Goldman Sachs
6.080%, 04/04/95 (A)                     6,101       6,101
Heller Financial
6.057%, 04/04/95 (A)                     6,955       6,956
TOTAL MASTER NOTES
(Cost $16,984)                                      16,984
TOTAL INVESTMENTS--98.4%
(Cost $191,597)                                    193,727
OTHER ASSETS AND
LIABILITIES--1.6%
Other Assets and Liabilities, Net                    3,238

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 17,916,883 outstanding shares             188,660
Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on
653,532 outstanding shares                           7,234
Portfolio shares--Retail Class B ($.0001)
par value--2 billion authorized) based on
146,434 outstanding shares                           1,534
Distributions in excess of net investment
income                                                (192)
Accumulated net realized loss on investments        (2,401)
Net unrealized appreciation of investments           2,130
TOTAL NET ASSETS:--100.0%                         $196,965

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                             $  10.52

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL A                                   $  10.53

MAXIMUM SALES CHARGE OF 3.75%+                        0.41

OFFERING PRICE PER SHARE--RETAIL CLASS A          $  10.94

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                         $  10.50

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or the demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under guidelines established by the Board of Directors.
       FHLMC--Federal Home Loan Mortgage Corporation
       FNMA--Federal National Mortgage Association
       STRIPS--Separately Trading of Registered Interest and Principal of Securities

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


MORTGAGE SECURITIES FUND

Description                       Par (000)/Shares Value (000)

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED OBLIGATIONS--75.7%
FHLMC
7.250%, 12/01/98                          $118       $112
7.750%, 10/01/01                            83         81
8.500%, 10/01/01                            64         65
8.500%, 05/15/05                           392        394
7.400%, 10/15/05                         1,550      1,504
6.250%, 12/15/06                         1,000        929
6.500%, 09/01/07                           246        225
8.000%, 04/01/08                           305        300
8.000%, 10/01/08                           151        149
6.000%, 11/15/08                           615        539
8.750%, 09/01/09                           418        422
8.500%, 01/01/10                           131        131
14.500%, 02/01/11                            2          2
8.000%, 06/01/16                            99         98
9.000%, 07/01/16                            61         62
8.000%, 10/01/16                           152        150
7.500%, 11/01/16                           103         99
5.000%, 11/15/17                         1,500      1,374

FNMA
8.000%, 08/01/96                             6          6
8.670%, 06/01/97 (B)                        20         19
6.000%, 10/25/98                         1,404      1,375
5.750%, 11/25/98                         1,103      1,070
8.000%, 05/01/08                           212        210
6.000%, 06/25/08                         1,300      1,120
7.000%, 11/25/10                           170        166
14.750%, 03/01/12                           59         68
5.900%, 07/25/15                         1,500      1,401
8.250%, 07/25/15                         1,221      1,229
8.500%, 01/01/17                           188        190
7.500%, 04/01/18                           134        130
8.500%, 08/25/18                           700        712
7.000%, 10/25/19                         1,500      1,416
6.750%, 11/25/19                         1,000        953
5.000%, 05/25/23                         1,400      1,268

GNMA
10.250%, 05/15/98                           52         56
10.750%, 09/15/98                           42         46
10.750%, 10/15/00                          119        129
10.750%, 01/15/01                          111        121
6.500%, 06/15/03                           164        149
8.000%, 08/15/06                           127        126
8.000%, 08/15/07                           193        191
8.500%, 07/15/08                            37         38
8.500%, 08/15/08                           267        271
9.500%, 08/15/09                            14         14
14.000%, 10/15/12                            9         11
12.000%, 03/15/14                           59         66
12.000%, 03/15/15                       $   28    $    31
12.000%, 04/15/15                           26         29
12.000%, 06/15/15                           47         53
10.000%, 03/15/16                           38         41
9.500%, 09/15/16                           193        203
9.000%, 10/15/16                            19         20
9.000%, 02/15/17                           408        421
9.500%, 11/15/18                           425        446
6.500%, 02/16/23                         2,297      1,957
TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS
(Cost $23,235)                                     22,388

OTHER MORTGAGE-BACKED OBLIGATIONS--14.9%
American Housing Trust 3 B
7.500%, 08/25/12                         1,250      1,241
Bear Stearns Secured Investors Trust
1991-2 E
7.500%, 12/20/98                         1,500      1,501
Collateralized Mortgage Obligation
Trust 63 D
9.000%, 04/20/97                         1,179      1,195
Morgan Stanley Mortgage Trust W 5
9.050%, 05/01/18                           463        479

TOTAL OTHER MORTGAGE-BACKED OBLIGATIONS
(Cost $4,474)                                       4,416

U.S. TREASURY OBLIGATIONS (4.0%)
U.S. Treasury Bond
7.125%, 02/15/23                           700        668
U.S. Treasury Note
7.250%, 08/15/04                           500        500
TOTAL U.S. TREASURY OBLIGATIONS
(Cost $1,154)                                       1,168

MASTER NOTES--4.2%
Goldman Sachs
6.080%, 04/04/95 (A)                       984        984
Heller Financial
6.057%, 04/04/95 (A)                       244        244
TOTAL MASTER NOTES
(Cost $1,228)                                       1,228

REPURCHASE AGREEMENTS--0.9%
Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$264,864 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $267,571, with rates
ranging from 3.50% to 12.625%, and
maturities from 1995 to 2025, total
market value $270,051)                    $265    $   265
TOTAL REPURCHASE AGREEMENTS
(Cost $265)                                           265

TOTAL INVESTMENTS--99.7%
(Cost $30,356)                                     29,465

OTHER ASSETS AND LIABILITIES--0.3%
 Other Assets and Liabilities, Net                    104

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
2,984,044 outstanding shares                       30,265
Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 26,314
outstanding shares                                    266
Distributions in excess of net investment
income                                                 (9)
Accumulated net realized loss on investments          (62)
Net unrealized depreciation of investments           (891)

TOTAL NET ASSETS:--100.0%                         $29,569

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                             $  9.82

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                             $  9.82

MAXIMUM SALES CHARGE OF 3.75%+                       0.38

OFFERING PRICE PER SHARE--RETAIL CLASS A          $ 10.20

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or demand date.

(B) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995.
       FHLMC--Federal Home Loan Mortgage Corporation
       FNMA--Federal National Mortgage Association
       GNMA--Government National Mortgage Association

The accompanying notes are an integral part of the financial statements.

ASSET ALLOCATION FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--54.6%

AEROSPACE & DEFENSE--0.5%
E Systems                                300       $ 14
Lockheed Martin*                       1,252         66
Loral                                    400         17
Raytheon                                 800         58
Rockwell International                 1,400         55
                                                    210
AGRICULTURE--0.0%
Pioneer Hi-Bred International            500         18

AIR TRANSPORTATION--0.2%
AMR*                                     400         26
Delta Air Lines                          300         19
Federal Express*                         300         20
Southwest Airlines                       900         16
U.S. Air Group*                        1,900         12
                                                     93
AIRCRAFT--0.9%
AlliedSignal                           1,800         71
Boeing                                 2,100        113
General Dynamics                         400         19
McDonnell Douglas                        700         39
Northrop                                 200         10
Teledyne                                 500         13
Textron                                  500         28
United Technologies                      900         62
                                                    355
APPAREL/TEXTILES--0.1%
Liz Claiborne                            700         12
Russell                                  400         12
V.F.                                     400         22
                                                     46
AUTOMOTIVE--1.4%
Chrysler                               2,200         92
Dana                                     600         15
Eaton                                    600         33
Echlin                                   400         15
Fleetwood Enterprises                    500         12
Ford Motor                             6,300        170
General Motors                         4,700        208
Paccar                                   300         13
TRW                                      400         28
                                                    586
BANKS--3.1%
Banc One                               2,552         73
Bank of Boston                           900         27
BankAmerica                            2,300        110
Bankers Trust New York                   600         31
Barnett Banks                            500       $ 23
Boatmens Bancshares                      500         15
Chase Manhattan                        1,100         39
Chemical Banking                       1,500         57
Citicorp                               2,400        102
CoreStates Financial                     900         29
First Chicago                            600         30
First Fidelity Bancorp                   500         25
First Interstate Bancorp                 500         40
First Union                            1,100         48
Fleet Financial Group                    800         26
Golden West Financial                    400         15
Great Western Financial                  800         15
H.F. Ahmanson                            700         13
J.P. Morgan                            1,200         73
KeyCorp                                1,500         42
MBNA                                     900         26
Mellon Bank                              900         37
National City                            900         24
Nationsbank                            1,700         86
NBD Bancorp                            1,200         39
Norwest                                1,900         48
PNC Bank                               1,300         32
Shawmut National                         700         18
Suntrust Banks                           700         37
U.S. Bancorp                             800         21
Wachovia                               1,100         39
Wells Fargo                              300         47
                                                  1,287
BEAUTY PRODUCTS--1.0%
Avon Products                            400         24
Colgate-Palmolive                        900         59
Ecolab                                   500         12
International Flavors & Fragrances       700         36
Procter & Gamble                       4,300        286
                                                    417
BROADCASTING, NEWSPAPERS & ADVERTISING--0.8%
Capital Cities ABC                     1,000         88
CBS                                      425         27
Comcast, Class A                       1,500         23
Interpublic Group                        500         19
Tele-Communications, Class A*          3,800         80
Viacom, Class B*                       2,215         99
                                                    336
BUILDING & CONSTRUCTION--0.2%
Fluor                                    500         24
Foster Wheeler                           300         10
Halliburton                              700         26
Owens Corning Fiberglass*                300         11
                                                     71
BUSINESS SUPPLIES--0.1%
W.W. Grainger                            400         25

CHEMICALS--1.9%
Air Products & Chemical                  700     $   36
Dow Chemical                           1,700        124
E.I. du Pont de Nemours                4,200        254
Eastman Chemical                         500         28
First Mississippi                        500         13
FMC*                                     300         18
Great Lakes Chemical                     400         25
Hercules                                 700         33
Monsanto                                 700         56
Morton International                     800         23
Nalco Chemical                           600         20
PPG Industries                         1,300         49
Praxair                                  700         16
Rohm & Haas                              400         24
Union Carbide                            800         25
W.R. Grace                               600         32
                                                    776

COMMUNICATIONS EQUIPMENT--0.8%
Andrew*                                  300         12
DSC Communications*                      600         20
General Signal                           300         11
Harris                                   300         14
Motorola                               3,800        207
Northern Telecom                       1,600         61
Scientific-Atlanta                       500         12
                                                    337

COMPUTERS & SERVICES--1.7%
Apple Computer                           700         25
Ceridian*                                400         13
Compaq Computer*                       1,600         55
Digital Equipment*                       900         34
Hewlett Packard                        1,600        193
IBM                                    3,600        295
Pitney Bowes                           1,000         36
Silicon Graphics*                        900         32
Tandem Computers*                        800         12
Tandy                                    400         19
Unisys*                                1,200         11
                                                    725

CONTAINERS & PACKAGING--0.1%
Crown Cork & Seal*                       500         22
Newell                                 1,200         31
                                                     53

DRUGS--4.0%
Abbott Laboratories                    5,000        178
Allergan                                 400         12
Alza, Class A*                           600         13
American Home Products                 1,900     $  135
Amgen*                                   800         54
Bristol-Myers Squibb                   3,200        202
Eli Lilly                              1,800        132
Johnson & Johnson                      4,000        238
Mallinckrodt Group                       400         14
Merck                                  7,800        331
Pfizer                                 2,000        172
Schering Plough                        1,200         89
Upjohn                                 1,100         39
Warner Lambert                           800         63
                                                  1,672

ELECTRICAL SERVICES--2.1%
American Electric Power                1,100         35
Baltimore Gas & Electric               1,200         28
Carolina Power & Light                   900         24
Central & South West                   1,100         27
Cinergy                                1,000         25
Consolidated Edison New York           1,300         35
Detroit Edison                           800         22
Dominion Resources of Virginia         1,000         36
Duke Power                             1,300         50
Entergy                                1,400         29
FPL Group                              1,100         40
General Public Utilities                 700         20
Houston Industries                       800         31
Niagara Mohawk Power                     700         10
Northern States Power                    400         18
Ohio Edison                            1,000         20
Pacific Gas & Electric                 2,700         67
Pacificorp                             1,800         35
PECO Energy                            1,200         30
Public Service Enterprise Group        1,400         38
Raychem                                  300         12
SCEcorp                                2,700         42
Southern                               4,100         84
Texas Utilities                        1,400         44
Thomas & Betts                           200         13
Unicom                                 1,300         31
Union Electric                           500         18
                                                    864

ENTERTAINMENT--0.5%
Promus*                                  650         24
Walt Disney                            3,300        177
                                                    201

ENVIRONMENTAL SERVICES--0.3%
Browning Ferris Industries             1,100         37
WMX Technologies                       3,000         83
                                                    120

FINANCIAL SERVICES--1.2%
American Express                       3,100        108
Beneficial                               400     $   16
Dean Witter Discover                   1,046         43
FHLMC                                  1,100         67
FNMA                                   1,700        138
H & R Block                              600         26
Household International                  600         26
Merrill Lynch                          1,200         51
Transamerica                             428         24
                                                    499

FOOD, BEVERAGE & TOBACCO--4.9%
Adolph Coors, Class B                    700         11
American Brands                        1,300         51
Anheuser Busch                         1,600         94
Archer Daniels Midland                 3,536         66
Brown Forman, Class B                    300         10
Campbell Soup                          1,500         73
Coca Cola                              8,000        449
ConAgra                                1,500         50
CPC International                        900         49
General Mills                          1,000         60
H.J. Heinz                             1,500         58
Hershey Foods                            500         26
Kellogg                                1,400         82
PepsiCo                                4,900        191
Philip Morris                          5,300        345
Quaker Oats                              700         23
Ralston Purina Group                     600         29
Sara Lee                               3,000         78
Seagram                                2,300         73
Unilever N.V. (ADR)                    1,000        131
UST                                    1,300         41
Whitman                                  700         13
William Wrigley Jr.                      700         31
                                                  2,034

GAS/NATURAL GAS--0.5%
Coastal                                  500         14
Columbia Gas Systems*                    400         12
Consolidated Natural Gas                 600         23
Enron                                  1,600         53
Noram Energy                           2,000         11
Oneok                                    600         11
Pacific Enterprises                      600         15
Panhandle Eastern                        900         21
Peoples Energy                           400         10
Sonat                                    600         18
Williams                                 600         18
                                                    206

GLASS PRODUCTS--0.1%
Corning                                1,400         50

HOTELS & LODGING--0.1%
Hilton Hotels                            300     $   22

HOUSEHOLD FURNITURE & FIXTURES--0.1%
Masco                                    900         25

HOUSEHOLD PRODUCTS--0.5%
Clorox                                   300         18
Gillette                               1,400        114
Maytag                                   700         12
National Service Industries              400         11
Sherwin Williams                         500         17
Snap-On Tools                            300         11
Stanley Works                            400         16
Whirlpool                                500         27
                                                    226

INSURANCE--2.0%
Aetna Life & Casualty                    700         40
Alexander & Alexander Services           500         12
American General                       1,300         42
American International Group           1,950        202
Chubb                                    500         40
Cigna                                    400         30
Continental                              600         12
General Re                               500         66
Jefferson-Pilot                          300         18
Lincoln National                         600         24
Marsh & McLennan                         400         33
Providian                                600         21
Safeco                                   400         22
St. Paul                                 500         25
Torchmark                                400         17
Travelers                              2,035         79
U.S. Healthcare                        1,000         44
U.S. Life                                300         11
United Healthcare                      1,000         47
Unum                                   1,200         54
USF&G                                    800         11
                                                    850

JEWELRY, PRECIOUS METALS--0.0%
Jostens                                  500         10

LUMBER & WOOD PRODUCTS--0.1%
Louisiana Pacific                        800         22

MACHINERY--2.7%
Baker Hughes                             900         18
Black & Decker                           700         20
Brunswick                                700         14
Caterpillar                            1,300         72
Crane                                    400         12
Cummins Engine                           200     $    9
Deere                                    500         41
Dover                                    400         26
Dresser Industries                     1,000         21
Emerson Electric                       1,400         93
General Electric                      10,600        575
Harnischfeger Industries                 400         11
Ingersoll Rand                           800         26
McDermott International                  400         11
Pall                                   1,000         21
Parker Hannifin                          400         18
Tenneco                                1,100         52
Texas Instruments                        600         53
Timken                                   300         11
Tyco International                       400         21
Varity*                                  300         11
                                                  1,136

MEASURING DEVICES--0.1%
Honeywell                                800         30
Johnson Controls                         300         15
Millipore                                200         11
                                                     56

MEDICAL PRODUCTS & SERVICES--0.8%
Bausch & Lomb                            300         11
Baxter International                   1,800         59
Becton Dickinson                         400         22
Beverly Enterprises*                     800         12
Biomet*                                  900         15
Boston Scientific*                       900         22
C.R. Bard                                400         11
Columbia/HCA Healthcare                2,237         96
Manor Care                               400         12
Medtronic                                700         49
National Medical Enterprises           1,000         16
St. Jude Medical                         400         17
United States Surgical                   500         11
                                                    353

METALS & MINING--0.0%
Cyprus AMAX Minerals                     450         13

MISCELLANEOUS BUSINESS SERVICES--1.6%
Autodesk                                 300         13
Automatic Data Processing                900         57
Cisco Systems*                         1,600         61
Computer Associates International      1,000         59
Computer Sciences*                       300         15
First Data                               700         36
Lotus Development*                       400         15
Microsoft                              3,600        256
Novell*                                2,100     $   40
Ogden                                    500         10
Oracle Systems*                        2,700         84
Safety Kleen                             700         13
Sun Microsystems*                        600         21
                                                    680

MISCELLANEOUS CONSUMER SERVICES--0.0%
Service International                    600         17

MULTI-INDUSTRY--0.6%
Dial                                     400         10
ITT                                      700         72
Minnesota Mining & Manufacturing       2,600        151
                                                    233

NATURAL GAS TRANSMISSION AND
DISTRIBUTION--0.1%
Enserch                                  800         12
Nicor                                    400         10
                                                     22

OIL -- DOMESTIC--0.8%
Ashland Oil                              300         11
Atlantic Richfield                     1,000        115
Kerr-McGee                               300         15
Louisiana Land & Exploration             400         15
Pennzoil                                 200          9
Phillips Petroleum                     1,600         59
Sun                                      700         20
Unocal                                 1,500         43
USX-Marathon Group                     1,800         32
                                                    319

OIL -- INTERNATIONAL--4.2%
Amerada Hess                             500         25
Amoco                                  3,100        197
Chevron                                4,000        192
Exxon                                  7,700        513
Mobil                                  2,500        232
Royal Dutch Petroleum (ADR)            3,300        396
Santa Fe Energy Resources              1,200         12
Schlumberger                           1,500         89
Texaco                                 1,600        106
                                                  1,762

PAPER & PAPER PRODUCTS--1.0%
Avery Dennison                           400         16
Bemis                                    400         12
Boise Cascade                            300         10
Champion International                   600         26
Georgia Pacific                          500         40
International Paper                      800         61
James River                              500     $   13
Kimberly Clark                         1,000         52
Mead                                     400         21
Scott Paper                              400         36
Stone Container                          700         16
Temple Inland                            300         13
Union Camp                               500         26
Westvaco                                 300         12
Weyerhaeuser                           1,300         51
                                                    405

PAPER MILLS--0.0%
Potlatch                                 300         13

PETROLEUM & FUEL PRODUCTS--0.3%
Burlington Resources                     800         33
Helmerich & Payne                        400         11
Occidental Petroleum                   2,000         43
Oryx Energy                            1,000         13
Western Atlas*                           300         13
                                                    113

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--0.5%
Eastman Kodak                          2,100        112
Polaroid                                 300         10
Xerox                                    700         82
                                                    204

PRECIOUS METALS--0.4%
Barrick Gold                           2,200         55
Echo Bay Mines                         1,200         12
Homestake Mining                         800         15
Newmont Mining                           573         24
Placer Dome                            1,300         32
Santa Fe Pacific Gold                  1,000         13
                                                    151

PRINTING & PUBLISHING--0.8%
American Greetings, Class A              600         18
Deluxe                                   500         14
Dow Jones                                600         23
Gannett                                  900         48
Knight-Ridder                            300         17
McGraw Hill                              300         22
Moore                                    800         16
New York Times, Class A                  600         14
R.R. Donnelley & Sons                    900         31
Time Warner                            2,400         90
Times Mirror, Class A                    800         15
Tribune                                  400         22
                                                    330

PROFESSIONAL SERVICES--0.1%
Dun & Bradstreet                       1,100     $   58

RAILROADS--0.6%
Burlington Northern                      500         30
Consolidated Rail                        600         34
CSX                                      600         47
Norfolk Southern                         800         54
Santa Fe Pacific                       1,022         24
Union Pacific                          1,300         70
                                                    259

REAL ESTATE--0.1%
Price Enterprises*                     1,704         20

REPAIR SERVICES--0.0%
Ryder System                             500         12

RETAIL--3.7%
Albertson's                            1,600         52
American Stores                        1,000         26
Bruno's                                1,100         10
Circuit City                             400         11
Dayton Hudson                            400         29
Dillard Department Stores                700         19
Gap                                      900         32
Giant Food                               500         12
Harcourt General                         500         20
Hasbro                                   500         17
Home Depot                             2,833        125
J.C. Penney                            1,400         63
Kmart                                  2,900         40
Kroger*                                  700         18
Lowe's                                   900         31
Luby's Cafeterias                        500         11
Mattel                                 1,375         34
Marriott                                 800         28
May Department Stores                  1,500         56
McDonald's                             4,300        147
Melville                                 700         26
Mercantile Stores                        300         13
Nordstrom                                500         20
Pep Boys-Manny Moe & Jack                400         12
Rite Aid                                 600         15
Sears Roebuck                          2,200        117
The Limited                            2,200         51
TJX                                      800         11
Toys R Us*                             1,800        46
Wal-Mart Stores                       14,300        363
Walgreen                                 700         34
Wendy's International                    700         11
Winn Dixie Stores                        500     $   28
Woolworth                                600         11
                                                  1,539

RUBBER & PLASTIC--0.5%
Armstrong World Industries               200          9
B.F. Goodrich                            200          9
Cooper Tire & Rubber                     500         14
Goodyear Tire & Rubber                   900         33
Illinois Tool Works                      600         29
Nike, Class B                            400         30
Premark International                    400         18
Reebok International                     600         21
Rubbermaid                               900         30
                                                    193

SEMI-CONDUCTORS/INSTRUMENTS--0.9%
Advanced Micro Devices*                  600         20
AMP                                    1,200         43
Intel                                  2,600        221
Micron Technology                        700         53
National Semiconductor*                1,000         18
                                                    355

SPECIALTY MACHINERY--0.1%
Cooper Industries                        700         27
Westinghouse Electric                  2,100         30
                                                     57

STEEL & STEEL WORKS--0.6%
Alcan Aluminium                        1,400         37
Aluminum Company of America            1,000         41
Asarco                                   400         11
Bethlehem Steel*                         700         11
Englehard                                400         12
Inco                                     700         20
Inland Steel Industries                  400         11
Nucor                                    500         28
Phelps Dodge                             400         23
Reynolds Metals                          400         20
USX-U.S. Steel Group                     600         20
Worthington Industries                   750         15
                                                    249

TELEPHONES & TELECOMMUNICATION--4.5%
Airtouch Communications*               3,100         84
Alltel                                 1,200         35
Ameritech                              3,400        140
AT&T                                   9,700        501
Bell Atlantic                          2,700        142
Bellsouth                              3,100        184
GTE                                    6,000        200
MCI Communications                     4,200     $   87
NYNEX                                  2,600        103
Pacific Telesis Group                  2,600         79
Southwestern Bell                      3,700        156
Sprint                                 2,200         67
U.S. West                              2,800        112
                                                  1,890

TRUCKING--0.1%
Pittston Services Group                  300          8
Roadway Services                         300         15
Yellow                                   300          5
                                                     28

WHOLESALE--0.3%
Alco Standard                            300         22
Fleming Companies                        600         14
Genuine Parts                            700         27
Salomon                                  600         20
Sigma Aldrich                            300         12
Supervalu                                400         11
Sysco                                  1,000         26
                                                    132

TOTAL COMMON STOCKS
(Cost $20,363)                                   22,735

U.S. TREASURY OBLIGATIONS--12.7%
U.S. Treasury Note
7.250%, 05/15/04                      $5,275      5,278

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $5,057)                                     5,278

MASTER NOTES--13.1%
Barclays
5.980%, 04/03/95 (A)                   1,771      1,771
Goldman Sachs
6.080%, 04/04/95 (A)                   1,706      1,706
Heller Financial
6.057%, 04/04/95 (A)                   1,989      1,989

TOTAL MASTER NOTES
(Cost $5,466)                                     5,466

REPURCHASE AGREEMENTS--17.8%
J.P. Morgan 6.028%, dated 03/31/95,
matures 04/03/95, repurchase price
$3,624,662 (collateralized by various
U.S. Treasury Interest STRIPS, total
par value $11,485,633, with
maturities ranging from 2000 to 2010,
total market value $3,695,390)         3,623      3,623
Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$3,813,800 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $3,852,777, with rates
ranging from 3.500% to 12.625%, and
maturities from 1995 to 2025, total
market value $3,888,487)              $3,812    $ 3,812
TOTAL REPURCHASE AGREEMENTS
(Cost $7,435)                                     7,435

TOTAL INVESTMENTS--98.2%
(Cost $38,321)                                   40,914

OTHER ASSETS AND LIABILITIES--1.8%
 Other Assets and Liabilities, Net                  761

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
3,831,926 outstanding shares                    $38,070
Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 66,370
outstanding shares                                  663
Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based
on 19,104 outstanding shares                        199
Undistributed net investment income                  33
Accumulated net realized gain on investments        117
Net unrealized appreciation of investments        2,593

TOTAL NET ASSETS:--100.0%                       $41,675

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS            $ 10.64

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                       $ 10.64

MAXIMUM SALES CHARGE OF 4.50%+                     0.50

OFFERING PRICE PER SHARE--RETAIL CLASS B        $ 11.14

NET ASSET VALUE AND OFFERING PRICE
PER SHARE--RETAIL CLASS B (1)                   $ 10.61

*      Non-income producing security

+ The offering price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or demand date.
       ADR--American Depository Receipt
       FHLMC--Federal Home Loan Mortgage Corporation
       FNMA--Federal National Mortgage Association
       STRIPS--Separately Trading of Registered Interest and Principal of Securities

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


BALANCED FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--56.0%

APPAREL--0.9%
Reebok International                    41,800      $1,489

AUTOMOTIVE--1.7%
Automotive Industries*                  46,500       1,023
General Motors                          39,900       1,766
                                                     2,789

BANKS--2.3%
BayBanks                                28,600       1,845
Chemical Banking                        52,900       1,997
                                                     3,842

BUILDING & CONSTRUCTION SUPPLIES--0.4%
Griffon*                                71,100         604

BUSINESS SUPPLIES--0.6%
W.W. Grainger                           16,700       1,052

CHEMICALS--1.5%
Ferro                                   36,500         926
Hercules                                34,000       1,585
                                                     2,511

COMPUTERS & SERVICES--3.6%
Compaq Computer*                        30,600       1,056
Hewlett Packard                         21,000       2,528
IBM                                     29,000       2,374
                                                     5,958

DRUGS--3.2%
American Home Products                  30,900       2,202
Bristol-Myers Squibb                    24,400       1,537
Upjohn                                  42,500       1,519
                                                     5,258

FOOD, BEVERAGE & TOBACCO--3.6%
ConAgra                                 78,400       2,597
Dole Food                               58,900       1,708
Sara Lee                                65,200       1,703
                                                     6,008

HOME APPLIANCES--1.1%
Whirlpool                               31,700       1,736

INSURANCE--3.9%
AMBAC                                   43,700       1,775
General Re                              14,600       1,927
Providian                               48,000       1,686
Western National                        84,200       1,053
                                                     6,441

MACHINERY--4.9%
Case Equipment                          80,600       2,015
Caterpillar                             22,000       1,224
Deere                                   23,200       1,885
General Electric                        56,000       3,031
                                                     8,155

METALS & MINING--0.9%
Aluminum Company of America             36,000       1,490

MULTI-INDUSTRY--2.7%
ITT                                     25,400      $2,607
Minnesota Mining & Manufacturing        33,100       1,924
                                                     4,531

OFFICE PRODUCTS--1.0%
Xerox                                   14,500       1,702

OIL-DOMESTIC--1.2%
Unocal                                  68,800       1,978

OIL-INTERNAITONAL--5.3%
Exxon                                   23,100       1,542
Mobil                                   27,300       2,529
Royal Dutch Petroleum(ADR)              25,600       3,069
Texaco                                  23,100       1,536
                                                     8,676

PAPER & PAPER PRODUCTS--3.2%
Bemis                                   66,900       1,965
James River                             66,700       1,734
Scott Paper                             16,800       1,502
                                                     5,201

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--1.5%
Eastman Kodak                           47,400       2,518

RAILROADS--1.9%
CSX                                     27,200       2,142
Southern Pacific Rail*                  56,500         989
                                                     3,131

REAL ESTATE INVESTMENT TRUSTS--3.1%
Debartolo Realty                       100,300       1,417
Duke Realty Investments                 36,900         978
Equity Residential Properties Trust     36,000         936
Simon Property Group                    71,300       1,738
                                                     5,069

RETAIL--3.0%
Dayton Hudson                           24,200       1,731
Gap                                     29,100       1,033
Sears Roebuck                           19,600       1,046
Wal-Mart Stores                         41,900       1,068
                                                     4,878

SEMICONDUCTORS & RELATED DEVICES--2.3%
AMP                                     28,000       1,008
Texas Instruments                       30,900       2,735
                                                     3,743

SPECIALTY MACHINERY--0.6%
York International                      25,900       1,023

TELEPHONES & TELECOMMUNICATION--1.6%
Century Telephone Enterprises           30,600         929
GTE                                     53,800       1,789
                                                     2,718

TOTAL COMMON STOCKS (Cost $80,586)                  92,501

U.S. TREASURY OBLIGATIONS--26.5%
U.S. Treasury Bill
5.635%, 04/06/95                       $ 3,000     $ 2,997
U.S. Treasury Bonds
7.250%, 08/15/22                        10,100       9,765
7.125%, 02/15/23                         1,575       1,502
U.S. Treasury Notes
4.375%, 11/15/96                         8,950       8,632
5.750%, 10/31/97                         4,740       4,610
5.125%, 11/30/98                         5,810       5,456
6.375%, 01/15/00                         2,700       2,625
6.250%, 02/15/03                         5,360       5,048
7.250%, 08/15/04                         2,875       2,877
U.S. Treasury STRIP
0.000% 02/15/99                            265         203
TOTAL U.S. TREASURY OBLIGATIONS
(Cost $43,994)                                      43,715

CORPORATE OBLIGATIONS--4.7%
Bear Stearns
9.125%, 04/15/98                           770         804
8.750%, 03/15/04                         1,150       1,170
Farmers Group
8.250%, 07/15/96                         1,045       1,061
General Foods
6.000%, 06/15/01                           860         797
General Motors Acceptance
7.650%, 01/16/98                         2,375       2,377
Torchmark
7.875%, 05/15/23                         1,700       1,545
TOTAL CORPORATE OBLIGATIONS
(Cost $8,170)                                        7,754

U.S. GOVERNMENT AGENCY OBLIGATIONS--3.9%
FHLMC
6.250%, 12/15/06                         1,725       1,602
6.000%, 11/15/08                         2,700       2,367
FNMA
5.450%, 02/20/22                         2,700       2,460
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $6,995)                                        6,429

OTHER MORTGAGE-BACKED OBLIGATIONS--3.8%
Drexel Burnham Lambert CMO Trust S 2
9.000%, 08/01/18                        $  507    $    525
GE Capital Mortgage Services 1994-11 A1
6.500%, 03/25/24                         1,931       1,882
GE Capital Mortgage Services 1994-17 A6
7.000%, 05/25/24                         2,675       2,510
Residential Funding 1992-36 A2
5.700%, 11/25/07                           729         707
Resolution Trust 1991-M6 (B)
7.000%, 06/25/21                           586         579
TOTAL OTHER MORTGAGE-BACKED OBLIGATIONS
(Cost $6,083)                                        6,203

ASSET BACKED SECURITIES--1.1%
BW Home Equity Trust Pool 1990-1 A
9.250%, 09/15/05                            51          53
Household Finance 1993-2 A3
4.650%, 12/20/08                         1,890       1,786
TOTAL ASSET BACKED SECURITIES
(Cost $1,938)                                        1,839

MASTER NOTES--2.3%
Heller Financial
6.057%, 04/04/95 (A)                     3,828       3,828
TOTAL MASTER NOTES
(Cost $3,828)                                        3,828

REPURCHASE AGREEMENTS--0.9%
Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$1,514,471 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $1,529,948 with rates
ranging from 3.500% to 12.625%,
maturities from 1995 to 2025, total
market value $1,544,129)                 1,514       1,514
TOTAL REPURCHASE AGREEMENTS
(Cost $1,514)                                        1,514

TOTAL INVESTMENTS--99.2%
(Cost $153,109)                                    163,783

OTHER ASSETS AND LIABILITIES--0.8%
 Other Assets and Liabilities, Net                   1,273

NET ASSETS:
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
13,629,746 outstanding
shares                                            $140,537
Portfolio
shares--Retail Class A
($.0001 par value--2
billion authorized)
based on 1,228,874
outstanding shares                                  12,726
Portfolio
shares--Retail Class B
($.0001 par value--2
billion authorized)
based on 76,590
outstanding shares                                     813
Undistributed net
investment income                                      215
Accumulated net
realized gain on
investments                                             90
Net unrealized
appreciation of
investments                                         10,675
TOTAL NET
ASSETS:--100.0%                                   $165,056

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                             $  11.05

NET ASSET VALUE, AND
REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                           $11.04

MAXIMUM SALES CHARGE OF 4.50%+                        0.52
OFFERING PRICE PER
SHARE--RETAIL CLASS A                               $11.56

NET ASSET VALUE AND
OFFERING PRICE
PER SHARE--RETAIL CLASS B (1)                       $11.03

*      Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or demand date.

(B) Security sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under the guidelines established by the Board of Directors.
       ADR--American Depository Receipt
       AMBAC--American Municipal Bond Assurance Company
       CMO--Collateralized Mortgage Obligation
       STRIPS--Separately Trading of Registered Interest and Principal of Securities
       FHLMC--Federal Home Loan Mortgage Corporation
       FNMA--Federal National Mortgage Association

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


LIMITED VOLATILITY STOCK FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--86.2%

AEROSPACE & DEFENSE--2.4%
Lockheed Martin                       7,000      $  370

BANKS--6.5%
Bank of New York                     10,000         329
Boatmen's Bancshares                 11,300         341
Wachovia                              9,600         341
                                                  1,011

CHEMICALS--2.1%
PPG Industries                        8,500         321

COMMERCIAL SERVICES--2.1%
Rollins                              12,050         331

COMPUTERS & SERVICES--2.2%
IBM                                   4,200         344

DRUGS--9.3%
American Home Products                5,100         363
Eli Lilly                             5,000         365
Mallinckrodt Group                   10,800         365
Merck                                 8,400         358
                                                  1,451

ELECTRICAL SERVICES--7.9%
Delmarva Power & Light               16,200         320
Montana Power                        13,700         312
Rochester Gas & Electric             13,500         278
Southwestern Public Service          11,600         323
                                                  1,233

FOOD, BEVERAGE & TOBACCO--4.4%
Hershey Foods                         6,500         332
UST                                  11,100         353
                                                    685

HOUSEHOLD PRODUCTS--2.4%
Clorox                                6,300         378

INSURANCE--2.2%
Aon                                   9,650         352

MACHINERY--6.5%
Dresser Industries                   14,800         315
General Electric                      6,200         336
McDermott International              13,300         363
                                                  1,014

MEDICAL PRODUCTS & SERVICES--2.4%
Baxter International                 11,600         380

METALS & MINING--1.4%
Vulcan Materials                      3,800         219

MULTI-INDUSTRY--2.2%
Harsco                                8,000     $   352

OIL - INTERNATIONAL--8.1%
Amoco                                 7,300         464
Chevron                               9,100         437
Mobil                                 4,000         371
                                                  1,272

PETROLEUM & FUEL PRODUCTS--2.2%
Questar                              11,700         351

PRECIOUS METALS--2.4%
Barrick Gold                         14,800         370
Santa Fe Pacific Gold*                  300           4
                                                    374

PRINTING & PUBLISHING--1.7%
Banta                                 8,100         267

RETAIL--6.3%
Albertson's                          10,800         347
Luby's Cafeterias                    14,000         298
J.C. Penney                           7,500         337
                                                    982

SEMI-CONDUCTORS/INSTRUMENTS--1.3%
Intel                                 2,400         204

STEEL & STEEL WORKS--4.0%
Carpenter Technology                  5,600         323
Phelps Dodge                          5,200         296
                                                    619

TELEPHONES & TELECOMMUNICATION--2.3%
U.S. West                             8,800         352

TRUCKING--1.4%
Yellow                               14,100         226

WHOLESALE--2.5%
Genuine Parts                         9,875         394
TOTAL COMMON STOCKS
(Cost $12,618)                                   13,482

U.S. TREASURY OBLIGATIONS--9.6%
U.S. Treasury Bill
5.480%, 04/06/95                   $  1,504     $ 1,503
TOTAL U.S. TREASURY OBLIGATIONS
(Cost $1,500)                                     1,503

MONEY MARKET--2.8%
Aim Short Term Prime Obligation
6.120%, 04/07/95 (A)                443,532         444
TOTAL MONEY MARKET
(Cost $444)                                         444

TOTAL INVESTMENTS--98.6%
(Cost $14,561)                                   15,429

OTHER ASSETS AND LIABILITIES--1.4%
  Other Assets and Liabilities, Net                 213

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 1,472,550 outstanding shares            14,728
Undistributed net investment income                   4
Accumulated net realized gain on
investments                                          42
Net unrealized appreciation of investments          868

TOTAL NET ASSETS:--100.0%                       $15,642

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                           $ 10.62

*      Non-income producing security

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset or demand date.

The accompanying notes are an integral part of the financial statements.

EQUITY INDEX FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--94.6%

AEROSPACE & DEFENSE--0.8%
Lockheed Martin*                        8,927     $  472
Loral                                   3,900        166
Raytheon                                6,300        459
Rockwell International                 10,200        398
                                                   1,495
AGRICULTURE--0.1%
Pioneer Hi-Bred International           3,800        137

AIR TRANSPORTATION--0.4%
AMR*                                    3,500        226
Delta Air Lines                         2,100        132
Federal Express*                        2,300        156
Southwest Airlines                      7,000        125
U.S. Air Group*                         5,100         31
                                                     670
AIRCRAFT--1.5%
AlliedSignal                           12,800        502
Boeing                                 15,800        851
General Dynamics                        2,800        132
McDonnell Douglas                       6,000        335
Northrop                                1,700         83
Teledyne                                3,700         97
Textron                                 4,300        243
United Technologies                     6,900        477
                                                   2,720
APPAREL/TEXTILES--0.2%
Hartmarx*                               4,300         23
Liz Claiborne                           2,500         44
Oshkosh B'Gosh, Class A                 2,600         37
Russell                                 1,200         36
Springs Industries                      1,100         41
V.F.                                    2,600        138
                                                     319
AUTOMOTIVE--2.4%
Chrysler                               17,200        720
Dana                                    4,400        112
Eaton                                   4,200        228
Echlin                                  3,200        123
Fleetwood Enterprises                   2,600         61
Ford Motor                             48,800      1,318
General Motors                         34,400      1,522
Navistar International*                 2,600         33
Paccar                                  1,495         64
TRW                                     3,100        214
                                                   4,395
BANKS--5.4%
Banc One                               19,767        563
Bank of Boston                          4,300        128
BankAmerica                            17,900        864
Bankers Trust New York                  3,900        204
Barnett Banks                           4,100     $  187
Boatmens Bancshares                     5,200        157
Chase Manhattan                         8,600        306
Chemical Banking                       12,300        464
Citicorp                               18,000        765
CoreStates Financial                    6,000        192
First Chicago                           3,900        195
First Fidelity Bancorp                  3,500        173
First Interstate Bancorp                3,900        308
First Union                             7,400        321
Fleet Financial Group                   6,000        194
Golden West Financial                   3,000        115
Great Western Financial                 6,800        128
H.F. Ahmanson                           5,900        106
J.P. Morgan                             9,400        573
KeyCorp                                11,100        314
MBNA                                    6,900        200
Mellon Bank                             7,050        287
Nationsbank                            13,100        665
NBD Bancorp                             7,200        234
Norwest                                13,000        330
PNC Bank                               12,300        300
Shawmut National                        7,800        206
Suntrust Banks                          6,000        321
U.S. Bancorp                            4,300        112
Wachovia                                7,400        263
Wells Fargo                             2,700        422
                                                   9,597
BEAUTY PRODUCTS--1.7%
Avon Products                           3,500        212
Colgate Palmolive                       7,700        508
Dial                                    3,200         81
Ecolab                                  3,200         78
Procter & Gamble                       31,700      2,100
                                                   2,979
BUSINESS SUPPLIES--0.1%
W.W. Grainger                           2,000        126

BROADCASTING, NEWSPAPERS &
ADVERTISING--1.1%
Capital Cities ABC                      7,000        618
CBS                                     2,540        163
Comcast                                10,200        159
Interpublic Group                       2,600         97
Tele-Communications, Class A*          28,100        590
Viacom, Class B                         7,091        317
                                                   1,944
BUILDING & CONSTRUCTION--0.4%
Centex                                  1,600         39
Fluor                                   3,900        188
Foster Wheeler                          3,400        115
Halliburton                             4,700     $  171
Kaufman & Broad Home                    7,800         93
Pulte                                   1,800         42
                                                     648

CHEMICALS--3.3%
Air Products & Chemical                 5,200        271
B.F. Goodrich                           1,000         44
Dow Chemical                           13,400        978
E.I. du Pont de Nemours                31,500      1,906
Eastman Chemical                        3,875        216
FMC*                                    1,500         91
Great Lakes Chemical                    3,500        218
Hercules                                6,900        322
International Flavors & Fragrances      4,800        248
Monsanto                                5,400        433
Morton International                    7,800        226
Nalco Chemical                          3,400        114
Praxair                                 8,400        195
Rohm & Haas                             2,800        165
Union Carbide                           7,400        227
W.R. Grace                              4,300        229
                                                   5,883

COMMUNICATIONS EQUIPMENT--1.3%
DSC Communications*                     6,000        195
Harris                                  1,800         86
Motorola                               27,100      1,481
Northern Telecom                       11,200        424
Scientific-Atlanta                      3,800         89
Zenith Electronics*                     3,200         25
                                                   2,300

COMPUTERS & SERVICES--3.1%
Apple Computer                          5,700        201
Ceridian*                               3,500        117
Compaq Computer*                       12,300        424
Cray Research*                          3,000         55
Data General*                           5,800         43
Digital Equipment*                      6,300        239
Hewlett Packard                        11,900      1,432
Intergraph*                            13,100        156
IBM                                    27,100      2,217
Pitney Bowes                            7,100        256
Tandem Computers*                       5,200         81
Tandy                                   4,080        195
Unisys*                                 5,600         52
                                                   5,468

CONCRETE & MINERAL PRODUCTS--0.0%
Owens Corning Fiberglass*               1,500         54

CONSUMER PRODUCTS--0.0%
Brown Group                             2,000         58

CONTAINERS & PACKAGING--0.2%
Ball                                    1,900    $    65
Crown Cork & Seal*                      4,100        180
Newell                                  7,200        184
                                                     429

DRUGS--7.1%
Abbott Laboratories                    38,700      1,379
Allergan                                2,200         65
Alza, Class A*                          2,600         55
American Home Products                 14,600      1,040
Amgen*                                  6,500        438
Bristol-Myers Squibb                   23,600      1,487
Eli Lilly                              14,100      1,031
Johnson & Johnson                      29,700      1,767
Mallinckrodt Group                      3,000        101
Merck                                  59,600      2,541
Pfizer                                 14,400      1,235
Schering Plough                         9,300        692
Upjohn                                  7,900        282
Warner Lambert                          6,300        493
                                                  12,606

ELECTRICAL SERVICES--3.5%
American Electric Power                 8,300        264
Baltimore Gas & Electric                7,300        172
Carolina Power & Light                  7,600        206
Central & South West                    8,700        211
Cinergy                                 3,273         81
Consolidated Edison New York           10,400        283
Detroit Edison                          6,800        186
Dominion Resources of Virginia          7,400        266
Duke Power                             10,400        400
Entergy                                10,800        225
FPL Group                               8,600        313
Houston Industries                      5,800        221
Niagara Mohawk Power                    6,000         83
Northern States Power                   2,700        119
Ohio Edison                             7,600        152
Pacific Gas & Electric                 20,000        498
Pacificorp                             12,100        234
PECO Energy                            10,800        271
Public Service Enterprise Group        12,300        337
SCEcorp                                19,400        303
Southern                               31,600        645
Texas Utilities                        10,000        318
Unicom                                  9,600        228
Union Electric                          6,300        223
                                                   6,239

ENERGY & POWER--0.0%
Zurn Industries                         3,700         68

ENTERTAINMENT--0.9%
King World Productions*                 1,700    $    67
Promus                                  4,800        180
Walt Disney                            24,400      1,302
                                                   1,549

ENVIRONMENTAL SERVICES--0.6%
Browning Ferris Industries              8,100        275
Rollins Enviromental Services          13,300         57
WMX Technologies                       24,300        668
                                                   1,000

FINANCIAL SERVICES--2.4%
American Express                       23,100        806
Beneficial                              2,800        110
Dean Witter Discover                    7,886        321
FHLMC                                   9,100        551
FNMA                                   12,200        992
Household International                 4,300        187
ITT                                     5,500        564
Merrill Lynch                           9,600        409
Salomon Brothers                        5,300        180
Transamerica                            3,423        194
                                                   4,314

FOOD, BEVERAGE & TOBACCO--8.7%
American Brands                         9,300        365
Anheuser Busch                         12,900        756
Archer Daniels Midland                 24,183        450
Brown Forman, Class B                   3,300        110
Campbell Soup                          11,800        571
Coca Cola                              60,900      3,444
ConAgra                                11,200        371
CPC International                       6,900        373
General Mills                           7,200        429
H.J. Heinz                             12,400        477
Hershey Foods                           4,700        240
Kellogg                                10,600        619
PepsiCo                                36,600      1,427
Philip Morris                          39,700      2,592
Quaker Oats                             6,600        219
Ralston-Ralston Purina Group            5,000        239
Sara Lee                               22,200        580
Seagram                                17,500        556
Unilever N.V. (ADR)                     7,800      1,024
UST                                     8,900        283
Whitman                                 8,600        164
William Wrigley Jr                      5,300        235
                                                  15,524

GAS/NATURAL GAS--0.8%
Coastal                                 4,800        138
Columbia Gas Systems*                   2,200         65
Consolidated Natural Gas                5,700        220
Enron                                  11,800        389
Nicor                                   2,200         55
ONEOK                                   4,700     $   89
Pacific Enterprises                     3,200         79
Panhandle Eastern                       5,300        122
Sonat                                   4,400        132
Transco Energy                          1,145         22
Williams                                5,000        153
                                                   1,464

GLASS PRODUCTS--0.2%
Corning                                 9,400        338

HOTELS & LODGING--0.1%
Hilton Hotels                           2,200        163

HOUSEHOLD FURNITURE & FIXTURES--0.1%
Bassett Furniture Industries            1,687         44
Masco                                   7,100        196
                                                     240

HOUSEHOLD PRODUCTS--1.1%
Clorox                                  2,400        144
Gillette                               10,200        832
Maytag                                  3,100         53
National Service Industries             2,800         76
PPG Industries                          9,600        362
Raychem                                 2,100         85
Sherwin Williams                        3,300        112
Snap-On Tools                           1,200         44
Stanley Works                           1,800         71
Thomas & Betts                            800         52
Whirlpool                               3,300        181
                                                   2,012

INSURANCE--3.4%
Aetna Life & Casualty                   5,200        296
Alexander & Alexander Services          4,200         99
American General                        9,800        316
American International Group           14,650      1,527
Chubb                                   3,700        292
Cigna                                   4,000        299
Continental                             3,500         69
General Re                              3,800        502
Jefferson-Pilot                         2,550        151
Lincoln National                        3,800        153
Marsh & McLennan                        3,400        279
Providian                               4,000        141
Safeco                                  2,700        148
St. Paul                                3,800        190
Torchmark                               2,750        114
Travelers                              14,825        573
U.S. Healthcare                         7,500        332
United Healthcare                       8,000        374
Unum                                    3,700        167
USLife                                  1,400         53
                                                   6,075

LUMBER & WOOD PRODUCTS--0.1%
Louisiana Pacific                       5,100        141

MACHINERY--4.7%
Baker Hughes                            5,400     $  110
Black & Decker                          3,900        113
Briggs & Stratton                       1,800         66
Brunswick                               4,400         89
Caterpillar                             9,900        551
Cincinnati Milacron                     2,200         50
Clark Equipment*                          900         74
Crane                                   1,600         49
Cummins Engine                          1,200         54
Deere                                   3,600        293
Dover                                   2,100        136
Dresser Industries                      8,000        170
Emerson Electric                       10,900        725
General Electric                       79,000      4,275
General Signal                          3,000        107
Giddings & Lewis                        2,300         39
Harnischfeger Industries                2,800         78
Ingersoll Rand                          4,300        141
McDermott International                 3,900        107
Outboard Marine                         4,900        103
Pall                                    4,000         84
Parker Hannifin                         2,300        102
Tenneco                                 8,000        377
Texas Instruments                       4,600        407
Timken                                  1,500         53
Tyco International                      1,700         90
Varity*                                 1,900         72
                                                   8,515

MEASURING DEVICES--0.3%
Honeywell                               5,700        213
Johnson Controls                        1,700         86
Perkin Elmer                            2,600         76
Tektronix                               2,400         96
                                                     471
MEDICAL PRODUCTS & SERVICES--1.2%
Bausch & Lomb                           2,200         79
Baxter International                   13,500        442
Becton Dickinson                        3,900        212
Beverly Enterprises*                    4,100         59
C.R. Bard                               2,700         75
Columbia/HCA Healthcare                17,437        749
Community Psychiatric                   5,500         71
Manor Care                              2,300         70
Medtronic                               5,000        347
National Medical Enterprises            7,800        124
                                                   2,228

METALS & MINING--0.1%
Cyprus AMAX Minerals                    4,450        126

MISCELLANEOUS BUSINESS SERVICES--2.7%
Automatic Data Processing               6,600    $   416
Cisco Systems*                         11,600        442
Computer Associates International       8,200        487
Computer Sciences*                      2,400        119
Lotus Development*                      2,000         77
Microsoft*                             28,000      1,990
Novell*                                17,400        331
Oracle Systems*                        21,150        661
Safety Kleen                            5,100         91
Sun Microsystems*                       3,500        122
                                                   4,736

MISCELLANEOUS CONSUMER SERVICES--0.2%
H & R Block                             4,800        208
Service International                   3,400         95
                                                     303

OIL-DOMESTIC--1.3%
Ashland Oil                             2,100         75
Atlantic Richfield                      7,400        851
Kerr-McGee                              2,900        148
Louisiana Land & Exploration            1,000         37
Pennzoil                                2,100         99
Phillips Petroleum                     12,100        443
Sun                                     5,500        157
Unocal                                 10,700        308
USX Marathon Group                     13,300        233
                                                   2,351

OIL-INTERNATIONAL--7.1%
Amerada Hess*                           3,900        193
Amoco                                  24,200      1,540
Chevron                                30,000      1,440
Exxon                                  58,700      3,918
Mobil                                  18,400      1,704
Royal Dutch Petroleum (ADR)            24,600      2,952
Texaco                                 12,600        838
                                                  12,585

PAPER & PAPER PRODUCTS--2.3%
Avery Dennison                          1,800         72
Bemis                                   2,400         71
Boise Cascade                           1,200         42
Champion International                  4,300        186
Federal Paper Board                     3,900        111
Georgia Pacific                         4,000        319
International Paper                     6,000        451
James River                             5,700        148
Kimberly Clark                          7,400        385
Mead                                    2,300        123
Minnesota Mining & Manufacturing       19,200      1,115
Scott Paper                             3,600        322
Stone Container                         2,400         55
Temple Inland                           2,100         94
Union Camp                              3,200        166
Westvaco                                3,800     $  158
Weyerhaeuser                            9,500        369
                                                   4,187

PETROLEUM & FUEL PRODUCTS--1.0%
Burlington Resources                    6,000        245
Enserch                                 6,000         89
Helmerich & Payne                       2,100         57
Maxus Energy*                          17,100         94
Occidental Petroleum                   14,900        326
Rowan*                                  7,200         47
Santa Fe Energy Resources               8,400         81
Schlumberger                           11,600        691
Western Atlas*                          2,100         91
                                                   1,721

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--0.9%
Eastman Kodak                          15,500        823
Polaroid                                3,000        104
Xerox                                   5,100        599
                                                   1,526

PRECIOUS METALS--0.6%
Barrick Gold                           13,100        328
Echo Bay Mines                          5,600         58
Homestake Mining                        6,400        118
Newmont Mining                          4,243        181
Placer Dome                            10,800        263
Santa Fe Pacific Gold                   5,040         64
                                                   1,012

PRINTING & PUBLISHING--1.5%
American Greetings, Class A             4,000        120
Deluxe                                  3,200         91
Dow Jones                               4,300        163
Gannett                                 7,600        406
John H. Harland                         5,500        124
Knight-Ridder                           2,000        113
McGraw Hill                             2,000        144
Meredith                                3,600         94
Moore                                   4,500         88
New York Times, Class A                 6,400        148
R.R. Donnelly & Sons                    6,500        223
Time Warner                            18,400        694
Times Mirror, Class A                   5,500        106
Tribune                                 2,900        160
                                                   2,674

PROFESSIONAL SERVICES--0.3%
Dun & Bradstreet                        8,300        437
National Education*                    15,500         50
                                                     487

RAILROADS--1.1%
Burlington Northern                     4,100        243
Consolidated Rail                       3,700        208
CSX                                     4,800        378
Norfolk Southern                        6,400        428
Santa Fe Pacific                        3,657     $   84
Union Pacific                          10,000        550
                                                   1,891

REAL ESTATE--0.1%
Price Enterprises*                     12,256        144

REPAIR SERVICES--0.0%
Ryder System                            2,500         60

RETAIL--6.5%
Albertsons                             13,000        419
American Stores                         6,600        169
Circuit City Stores                     3,200         84
Dayton Hudson                           3,300        236
Dillard Department Stores               5,100        141
Gap                                     6,700        238
Giant Food                              2,400         57
Great Atlantic & Pacific                2,200         50
Harcourt General                        4,100        160
Hasbro                                  4,400        149
Home Depot                             21,133        935
J.C. Penney                            11,700        525
K-mart                                 22,200        305
Kroger*                                 6,800        179
Lowes                                   8,700        300
Luby's Cafeterias                       1,500         32
Marriott                                6,200        215
Mattel                                  9,765        240
May Department Stores                  11,500        426
McDonald's                             33,400      1,140
Melville                                5,000        186
Nordstrom                               4,500        183
Pep Boys-Manny Moe & Jack               2,900         90
Rite Aid                                2,600         64
Sears Roebuck                          16,400        875
Shoney's*                               7,800         84
The Limited                            17,700        409
TJX                                     2,300         30
Toys R US                              13,100        336
Wal-Mart Stores                       106,200      2,710
Walgreen                                5,200        250
Wendy's International                   5,800         95
Winn Dixie Stores                       3,800        212
Woolworth                               5,400         99
                                                  11,623

RUBBER & PLASTIC--0.8%
Armstrong World Industries              1,100         50
Cooper Tire & Rubber                    3,000         85
Goodyear Tire & Rubber                  7,000        257
Illinois Tool Works                     4,700        230
Nike, Class B                           3,400        254
Premark International                   3,200        141
Reebok International                    3,500     $  125
Rubbermaid                              6,700        221
                                                   1,363

SEMI-CONDUCTORS/INSTRUMENTS--1.2%
Advanced Micro Devices*                 3,300        112
AMP                                     9,400        338
Intel                                  19,200      1,630
M/A-Com*                                5,900         58
National Semiconductor*                 5,000         88
                                                   2,226

SPECIALTY MACHINERY--0.2%
Cooper Industries                       5,100        198
Westinghouse Electric                  16,200        228
                                                     426

STEEL & STEEL WORKS--1.0%
Alcan Aluminium                        12,500        332
Aluminum Company of America             8,000        331
Armco                                  12,200         84
Bethlehem Steel*                        3,500         56
Englehard                               4,275        127
Inco                                    5,800        162
Inland Steel Industries                 2,100         58
Nucor                                   3,900        219
Phelps Dodge                            3,300        188
Reynolds Metals                         2,500        123
USX--U.S. Steel Group                   3,000        101
Worthington Industries                  3,150         63
                                                   1,844

TELEPHONES & TELECOMMUNICATION--7.9%
Airtouch Communications*               23,200        632
AT&T                                   72,200      3,737
Ameritech                              26,300      1,085
Bell Atlantic                          21,200      1,118
Bellsouth                              24,200      1,440
GTE                                    46,600      1,549
MCI Communications                     25,500        526
NYNEX                                  21,300        844
Pacific Telesis Group                  20,500        620
Southwestern Bell                      29,200      1,230
Sprint                                 16,700        505
U.S. West                              22,100        884
                                                  14,170

TRUCKING--0.1%
Consolidated Freightways*               3,100         83
Pittston Services Group                 2,000         55
Roadway Services                        1,800         86
Yellow                                  1,500         24
                                                     248

WHOLESALE--0.5%
Alco Standard                           2,400    $   174
Genuine Parts                           6,450        257
Potlatch                                1,700         72
Super-Valu                              3,100         83
Sysco                                   8,700        228
                                                     814

TOTAL COMMON STOCKS
(Cost $150,539)                                  168,686

PREFERRED CONVERTIBLE STOCKS--

AIRCRAFT--0.0%
Teledyne, Ser E, $1.20                     37          1
TOTAL PREFERRED CONVERTIBLE STOCKS
(Cost $0)                                              1

U.S. TREASURY OBLIGATIONS--0.2%
U.S. Treasury Bill
5.710%, 06/15/95 (B)                   $  400        395
TOTAL U.S. TREASURY OBLIGATIONS
(Cost $395)                                          395

MASTER NOTES--3.6%
Goldman Sachs
6.080%, 04/04/95 (A)                    3,643      3,643
Heller Financial
6.057%, 04/04/95 (A)                    2,755      2,755
TOTAL MASTER NOTES
(Cost $6,398)                                      6,398

REPURCHASE AGREEMENTS--1.4%
Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$2,444,434 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $2,469,416, with rates
ranging from 3.500% to 12.625%,
maturities from 1995 to 2025, total
market value $2,492,304)                2,443      2,443
TOTAL REPURCHASE AGREEMENTS
(Cost $2,443)                                      2,443

TOTAL INVESTMENTS--99.8%
(Cost $159,775)                                  177,923

OTHER ASSETS AND LIABILITIES--0.2%
Other Assets and Liabilities, Net                    429

NET ASSETS:
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
15,479,255 outstanding
shares                                          $158,084
Portfolio
shares--Retail Class A
($.0001 par value--2
billon authorized)
based on 104,363
outstanding shares                                 1,093
Portfolio
shares--Retail Class B
($.0001 par value--2
billion authorized)
based on 8,314
outstanding shares                                    89
Undistributed net
investment income                                     94
Accumulated net
realized gain on
investments                                          714
Net unrealized
appreciation of
investments                                       18,148
Net unrealized
appreciation of futures
contract                                             130

TOTAL NET
ASSETS:--100.0%                                 $178,352

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                      $  11.44

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                           $  11.45

MAXIMUM SALES CHARGE OF 4.50%+                      0.54

OFFERING PRICE PER
SHARE--RETAIL CLASS A                           $  11.99

NET ASET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                       $  11.41

*      Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or demand date.

(B)    Security has been deposited as initial margin on open futures contract.
       ADR--American Depository Receipt
       FHLMC--Federal Home Loan Mortgage Corporation
       FNMA--Federal National Mortgage Association

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statement.

The accompanying notes are an integral part of the financial statements.


EQUITY INCOME FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--68.1%

BANKS--2.7%
National City                            44,000     $1,172

CHEMICALS--1.0%
E.I. du Pont de Nemours                   7,000        424

DRUGS--5.0%
Abbott Laboratories                      28,000        997
Johnson & Johnson                        14,000        833
Pfizer                                    4,500        386
                                                     2,216

ELECTRICAL UTILITIES--4.5%
Detroit Edison                           31,000        848
FPL Group                                14,000        509
Unicom                                   26,000        618
                                                     1,975

FINANCIAL SERVICES--1.0%
American Express                         12,000        419

FOOD, BEVERAGE & TOBACCO--6.5%
PepsiCo                                  13,000        507
Philip Morris                            24,000      1,566
Sara Lee                                 29,000        758
                                                     2,831
HOUSEHOLD PRODUCTS--2.8%
Newell                                   49,000      1,250

INSURANCE--1.0%
Providian                                13,000        457

MACHINERY--6.4%
General Electric                         36,000      1,949
Tenneco                                  18,000        848
                                                     2,797

MARINE TRANSPORTATION--0.8%
Anangel-American Shipholdings (ADR)      25,000        350

MINING--1.5%
Great Northern Iron Ore Properties       15,000        668

OIL-DOMESTIC--4.2%
Atlantic Richfield                       16,000      1,840

OIL-INTERNATIONAL--7.9%
Amoco                                    12,000        764
Exxon                                    15,000      1,001
Mobil                                    16,000      1,481
Schlumberger                              4,000        239
                                                     3,485

REAL ESTATE--1.1%
US Restaurant Properties Master L.P.     31,000        500

REAL ESTATE INVESTMENT TRUSTS--11.9%
Crescent Real Estate Equities            21,000    $   599
Healthcare Realty Trust                  46,000        909
Manufactured Home Communities            46,000        707
National Golf Properties                 52,000      1,026
Simon Property Group                     44,000      1,070
Weeks*                                   40,000        915
                                                     5,226

RETAIL--3.8%
Albertson's                               8,000        258
Sears Roebuck                            26,000      1,388
                                                     1,646

TELEPHONES & TELECOMMUNICATION--6.0%
AT&T                                     14,000        725
NYNEX                                    27,000      1,069
Pacific Telesis Group                    27,000        817
                                                     2,611
TOTAL COMMON STOCKS
(Cost $28,128)                                      29,867

CONVERTIBLE BONDS--13.6%
Conner Peripherial
6.500%, 03/01/02                        $   600        462
General Instrument
5.000%, 06/15/00                            850      1,279
Inco
5.750%, 07/01/04                            925      1,031
Integrated Health Services
6.000%, 01/01/03                            550        681
Price
6.750%, 03/01/01                            900        864
Vencor
6.000%, 10/01/02                          1,200      1,650

TOTAL CONVERTIBLE BONDS
(Cost $5,626)                                        5,967

PREFERRED CONVERTIBLE STOCKS--8.6%

AUTOMOTIVE--4.4%
Ford Motor, Ser A, $4.20                 16,000      1,411
General Motors, Ser C, $3.25              9,000        518
                                                     1,929

BANKS--2.6%
Citicorp, Ser 15, $1.217                 60,000      1,163

STEEL & STEEL WORKS--1.6%
AK Steel, $2.1525                        24,000        690
TOTAL PREFERRED CONVERTIBLE
STOCKS
(Cost $3,884)                                        3,782

REPURCHASE AGREEMENTS--11.1%
J.P. Morgan 6.028%, dated 03/31/95,
matures 04/03/95, repurchase price
$2,285,594 (collateralized by various
U.S. Treasury Interest STRIPS, total
par value $7,242,465, with maturities
ranging from 2000 to 2010, total
 market value $2,330,192)                $2,284    $ 2,284
Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$2,575,075 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $2,601,392, with rates
ranging from 3.500% to 12.625%,
maturities from 1995 to 2025, total
market value $2,625,503)                  2,574      2,574

TOTAL REPURCHASE AGREEMENTS
(Cost $4,858)                                        4,858

TOTAL INVESTMENTS--101.4%
(Cost $42,496)                                      44,474

OTHER ASSETS AND LIABILITIES--(1.4%)
 Other Assets and Liabilities, Net                    (599)

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
4,060,049 outstanding shares                        40,350
Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 170,549
outstanding shares                                   1,815
Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 15,462
outstanding shares                                     155
Undistributed net investment income                    104
Accumulated net realized loss on investments          (527)
Net unrealized appreciation of investments           1,978

TOTAL NET ASSETS:--100.0%                          $43,875

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS               $ 10.33

NET ASSET VALUE, AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                          $ 10.33

MAXIMUM SALES CHARGE OF 4.50%+                        0.49

OFFERING PRICE PER SHARE--RETAIL CLASS A           $ 10.82

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                          $ 10.30

*      Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the sales charge of 4.50%.
       ADR--American Depository Receipt
       LP--Limited Partnership
       STRIPS--Separately Trading of Registered Interest and Principal of Securities

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


STOCK FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--91.3%

APPAREL--1.5%
Reebok International                    102,400     $3,648

AUTOMOTIVE--2.8%
Automotive Industries*                  114,500      2,519
General Motors                           94,800      4,195
                                                     6,714

BANKS--3.7%
BayBanks                                 68,200      4,399
Chemical Banking                        124,600      4,704
                                                     9,103

BUILDING & CONSTRUCTION SUPPLIES--0.6%
Griffon*                                166,200      1,413

BUSINESS SUPPLIES--1.0%
W.W. Grainger                            39,400      2,482

CHEMICALS--2.5%
Ferro                                    84,000      2,132
Hercules                                 82,800      3,860
                                                     5,992

COMPUTERS & SERVICES--5.9%
Compaq Computer*                         73,400      2,532
Hewlett Packard                          50,700      6,103
IBM                                      68,700      5,625
                                                    14,260

DRUGS--5.1%
American Home Products                   74,400      5,300
Bristol-Myers Squibb                     53,200      3,352
Upjohn                                  102,200      3,654
                                                    12,306

FOOD, BEVERAGE & TOBACCO--5.8%
ConAgra                                 182,100      6,032
Dole Food                               144,800      4,199
Sara Lee                                152,500      3,984
                                                    14,215

HOME APPLIANCES--1.7%
Whirlpool                                76,400      4,183

INSURANCE--6.5%
AMBAC                                   111,100      4,513
General Re                               34,600      4,567
Providian                               118,600      4,166
Western National                        210,800      2,635
                                                    15,881

MACHINERY--7.8%
Case Equipment                          198,900      4,973
Caterpillar                              49,800      2,770
Deere                                    53,800      4,371
General Electric                        129,300      6,998
                                                    19,112

METALS & MINING--1.5%
Aluminum Company of America              86,400    $ 3,575

MULTI-INDUSTRY--4.5%
ITT                                      61,300      6,291
Minnesota Mining & Manufacturing         79,300      4,609
                                                    10,900

OFFICE PRODUCTS--1.6%
Xerox                                    34,200      4,014

OIL-DOMESTIC--2.0%
Unocal                                  166,000      4,773

OIL-INTERNATIONAL--8.6%
Exxon                                    55,800      3,725
Mobil                                    66,900      6,197
Royal Dutch Petroleum (ADR)              61,800      7,416
Texaco                                   55,700      3,704
                                                    21,042

PAPER & PAPER PRODUCTS--5.2%
Bemis                                   159,000      4,671
James River                             161,300      4,194
Scott Paper                              41,400      3,700
                                                    12,565

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--2.5%
Eastman Kodak                           112,600      5,982
RAILROADS--3.1%
CSX                                      63,900      5,032
Southern Pacific Rail*                  138,600      2,426
                                                     7,458

REAL ESTATE INVESTMENT TRUSTS--5.0%
Debartolo Realty                        237,900      3,360
Duke Realty Investments                  89,100      2,361
Equity Residential Properties Trust      87,900      2,285
Simon Property Group                    171,100      4,171
                                                    12,177

RETAIL--4.8%
Dayton Hudson                            57,200      4,090
Gap                                      71,800      2,549
Sears Roebuck                            47,500      2,535
Wal-Mart Stores                         101,700      2,593

                                                    11,767

SEMICONDUCTORS & RELATED DEVICES--3.7%
AMP                                     68,600       2,470
Texas Instruments                       74,200       6,566
                                                     9,036

SPECIALTY MACHINERY--1.0%
York International                      63,800       2,520

TELEPHONES & TELECOMMUNICATION--2.9%
Century Telephone Enterprises           81,800    $  2,485
GTE                                    141,300       4,698
                                                     7,183
TOTAL COMMON STOCKS
(Cost $197,232)                                    222,301

MASTER NOTES--8.0%
Associates Corporation of North
America
5.920%, 04/04/95 (A)                  $  1,816       1,816
Barclays
5.980%, 04/03/95 (A)                     5,650       5,650
Goldman Sachs
6.080%, 04/04/95 (A)                     5,507       5,507
Heller Financial
6.057%, 04/04/95 (A)                     6,632       6,632
TOTAL MASTER NOTES
(Cost $19,605)                                      19,605

TOTAL INVESTMENTS--99.3%
(Cost $216,837)                                    241,906

OTHER ASSETS AND
LIABILITIES--0.7%
 Other Assets and Liabilities, Net                   1,612

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 13,427,150 outstanding shares             206,235
Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on
561,413 outstanding shares                           8,506
Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 85,357
outstanding shares                                   1,415
Undistributed net investment income                    296
Accumulated net realized gain on investmenst         1,997
Net unrealized appreciation of investments          25,069

TOTAL NET ASSETS:--100.0%                         $243,518

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                             $  17.30

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                         $  17.31

MAXIMUM SALES CHARGE OF 4.50%+                        0.82

OFFERING PRICE PER SHARE--RETAIL CLASS A          $  18.13

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                         $  17.26

*      Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset date or demand date.
       ADR--American Depository Receipt

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


DIVERSIFIED GROWTH FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--88.9%

AUTOMOTIVE--2.1%
Ford Motor                          62,000     $1,674

CHEMICALS--1.9%
E.I. du Pont de Nemours             25,000      1,513

COMMUNICATIONS EQUIPMENT--4.3%
Motorola                            21,000      1,147
Nokia (ADR)                         32,000      2,352
                                                3,499

COMPUTERS & SERVICES--2.3%
Cisco Systems*                      50,000      1,906

DRUGS--6.9%
Abbott Laboratories                 56,000      1,994
Johnson & Johnson                   29,000      1,726
Perrigo*                            38,000        442
Pfizer                              17,000      1,458
                                                5,620

ELECTRICAL UTILITIES--0.9%
Detroit Edison                      28,000        767

FINANCIAL SERVICES--4.4%
American Express                    38,000      1,325
FNMA                                25,000      2,034
First Financial Management           3,000        217
                                                3,576

FOOD, BEVERAGE & TOBACCO--4.3%
Nabisco Holdings, Class A*           8,100        232
PepsiCo                             26,000      1,014
Philip Morris                       25,000      1,631
Sara Lee                            22,000        575
                                                3,452

HOUSEHOLD PRODUCTS--1.5%
Newell                              49,000      1,250

MACHINERY--6.3%
Case Equipment                      18,000        450
General Electric                    54,000      2,922
Tenneco                             37,000      1,744
                                                5,116

MARINE TRANSPORTATION--1.0%
Royal Caribbean Cruises             30,000        784

MEASURING DEVICES--1.6%
MTS Systems                         20,000        480
Thermo Electron                     16,000        814
                                                1,294

MEDICAL PRODUCTS & SERVICES--4.6%
Healthtrust*                        58,000      2,183
Medtronic                           22,000      1,526
                                                3,709

MISCELLANEOUS BUSINESS SERVICES--8.3%
General Motors, Class E             18,000     $  700
Legent*                              5,000        165
Microsoft*                          25,000      1,778
Novell*                             55,000      1,045
Oracle Systems*                     66,500      2,075
Synopsys*                            6,000        287
The Bisys Group*                    31,000        701
                                                6,751

OIL - DOMESTIC--2.8%
Atlantic Richfield                  20,000      2,300

OIL - INTERNATIONAL--5.8%
Amoco                               22,000      1,400
Exxon                               21,000      1,402
Mobil                               11,000      1,019
Schlumberger                        15,000        894
                                                4,715

PAPER & PAPER PRODUCTS--1.4%
Weyerhaeuser                        30,000      1,166

PRINTING & PUBLISHING--0.7%
News (ADR)*                         29,000        555

RAILROADS--0.7%
Southern Pacific Rail*              31,000        543

REAL ESTATE INVESTMENT TRUSTS--3.6%
Debartolo Realty                    60,000        848
National Golf Properties            33,000        652
Simon Property Group                60,000      1,462
                                                2,962

RETAIL--8.1%
Albertson's                         36,000      1,161
Dayton Hudson                       19,000      1,359
McDonald's                          61,000      2,081
Orchard Supply Hardware Stores*     30,000        293
Sears Roebuck                       31,268      1,669
                                                6,563

SEMI-CONDUCTORS/INSTRUMENTS--2.6%
Intel                               25,000      2,122

SPECIALTY MACHINERY--2.5%
York International                  52,000      2,054

STEEL & STEEL WORKS--3.1%
AK Steel Holding*                   28,000        758
Inco                                18,000        502
Inland Steel                        25,000        688
Rouge Steel                         23,000        564
                                                2,512

TELEPHONES & TELECOMMUNICATION--5.9%
Airtouch Communications*            35,000    $   954
L.M. Ericsson (ADR)                  7,000        433
Pacific Telesis Group               33,000        998
Qualcomm*                           11,000        360
Tele Danmark (ADR)                  12,000        318
Vodafone (ADR)                      51,000      1,689
                                                4,752

TRUCKING--1.3%
Fritz                               16,000      1,028
TOTAL COMMON STOCKS
(Cost $65,631)                                 72,183

PREFERRED CONVERTIBLE STOCKS--1.6%

BANKS--1.6%
Citicorp, 1.00 shares               67,000      1,298
TOTAL PREFERRED CONVERTIBLE STOCKS
(Cost $1,309)                                   1,298

CONVERTIBLE BONDS--2.3%
General Instrument, 21.0526 shares
5.000%, 06/15/00                   $ 1,225      1,844

TOTAL CONVERTIBLE BONDS
(Cost $1,626)                                   1,844

REPURCHASE AGREEMENTS--8.1%
J.P. Morgan 6.028%, dated 03/31/95,
matures 04/03/95, repurchase price
$2,936,566 (collateralized by various
U.S. Treasury Interest STRIPS, total
par value $9,307,096, with maturities
ranging from 2000 to 2010, total
market value $2,994,467)             2,935      2,935
Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$3,641,824 (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $3,679,043, with rates
ranging from 6.500% to 12.625%,
maturities from 1995 to 2025, total
market value $3,713,143)             3,640      3,640

TOTAL REPURCHASE AGREEMENTS
(Cost $6,575)                                   6,575

TOTAL INVESTMENTS--100.9%
(Cost $75,141)                                 81,900

OTHER ASSETS AND LIABILITIES--(0.9%)
 Other Assets and Liabilities, Net               (728)

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
7,973,711 outstanding shares                  $75,818

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 184,010
outstanding shares                              1,900

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 7,073
outstanding shares                                 68

Undistributed net investment income                76

Accumulated net realized loss on investments   (3,449)

Net unrealized appreciation of investments      6,759

TOTAL NET ASSETS:--100.0%                     $81,172

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS          $  9.94

NET ASSET VALUE, AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                     $  9.93

MAXIMUM SALES CHARGE OF 4.50%+                   0.47

OFFERING PRICE PER SHARE--RETAIL CLASS A      $ 10.40

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                     $  9.92

*      Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.
       ADR--American Depository Receipt
       STRIPS--Separately Trading of Registered Interest and Principal of Securities.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


SPECIAL EQUITY FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--78.5%

AGRICULTURE--2.1%
Pioneer Hi-Bred International          102,500     $3,690

AIRCRAFT--1.2%
Northrop                                44,800      2,190

AUTOMOTIVE--0.4%
Oshkosh Truck, Class B                  53,200        685

BANKS--3.7%
Bank of Boston                         105,700      3,145
Chemical Banking                        88,700      3,348
                                                    6,493

CHEMICALS--2.5%
IMC Global                              90,700      4,433

COMMUNICATIONS EQUIPMENT--0.7%
Aydin*                                  84,400      1,255

CONSTRUCTION MATERIALS--1.0%
Lafarge                                 98,400      1,845

DRUGS--0.2%
Hauser Chemical Research*               61,500        308

ELECTRICAL UTILITIES--3.1%
Illinova                                69,600      1,583
Public Service Company of Colorado      29,100        895
Unicom                                 124,600      2,959
                                                    5,437

FINANCIAL SERVICES--0.8%
Carr Realty                             77,200      1,341

GAMES, TOYS AND CHILDREN'S VEHICLES--0.1%
Educational Insights*                   18,000        108

INSURANCE--1.2%
Reliastar Financial                     62,700      2,132

MACHINERY--2.5%
Brown & Sharpe Manufacturing*          125,700        911
Dresser Industries                     167,800      3,566
                                                    4,477

MARINE TRANSPORTATION--4.7%
Overseas Shipholding Group             205,100      4,205
Stolt-Nielsen S.A.*                    217,700      4,109
                                                    8,314

METALS & MINING--15.0%
AK Steel Holding*                       86,100      2,335
Aluminum Company of America            124,600      5,155
Asarco                                  36,100        952
Cleveland-Cliffs                        41,200     $1,586
Freeport-McMoRan Copper & Gold         242,000      5,296
Hecla Mining*                           79,300        912
INCO                                   122,700      3,420
LTV*                                   155,700      2,374
Lukens                                  31,100        949
Reynolds Metals                         72,800      3,585
                                                   26,564

OIL SERVICES--6.5%
Atwood Oceanics*                        44,500        606
Halliburton                            117,300      4,267
Helmerich & Payne                      159,300      4,322
Pride Petroleum Services*               70,000        481
Sonat Offshore Drilling                 66,600      1,548
Stolt Comex Seaway, S.A.*               60,000        420
                                                   11,644

OIL-DOMESTIC--12.7%
Amerada Hess                            20,100        992
Anadarko Petroleum                      48,000      2,100
Diamond Shamrock                        33,900        894
Louisiana Land & Exploration           108,200      4,044
Murphy Oil                              34,700      1,496
Petrocorp*                              40,800        316
USX-Marathon Group                     332,300      5,816
Valero Energy                          302,800      5,564
Wiser Oil                               95,900      1,379
                                                   22,601

OIL-INTERNATIONAL--3.9%
Texaco                                 104,200      6,929

PAPER & PAPER PRODUCTS--6.4%
Abitibi-Price*                         108,300      1,516
Boise Cascade                           87,300      3,034
Bowater                                 77,700      2,778
Champion International                  94,500      4,087
                                                   11,415

PRECIOUS METALS--7.2%
Coeur D'Alene Mines                    102,200      1,891
Hemlo Gold Mines                       250,300      2,503
Newmont Mining                         162,599      6,950
Santa Fe Pacific Gold                  114,100      1,441
                                                   12,785

RETAIL--2.1%
Dayton Hudson                           51,300      3,668

WHOLESALE--0.5%
Fleming                                 41,400        937
TOTAL COMMON STOCKS
(Cost $132,656)                                   139,251

MASTER NOTES--17.4%
Associates Corporation of North America
5.920%, 04/04/95 (A)                    $6,867      6,867
Barclays
5.980%, 04/03/95 (A)                     6,801      6,801
Goldman Sachs
6.080%, 04/04/95 (A)                     8,624      8,623
Heller Financial
6.057%, 04/04/95 (A)                     8,468      8,468
TOTAL MASTER NOTES
(Cost $30,759)                                     30,759

REPURCHASE AGREEMENTS--9.3%
J.P. Morgan 6.028%, dated 03/31/95,
matures 04/03/95, repurchase price
$8,275,318, (collateralized by various
U.S. Treasury Interest STRIPS, total
par value $26,221,734, maturities from
1995 to 2010, market value $8,436,586)   8,271      8,271

Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$8,288,491, (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $8,372,377,with interest
rates from 3.500% to 12.625%,
maturities from 1995 to 2025, market
value $8,449,978)                        8,284      8,284

TOTAL REPURCHASE AGREEMENTS
(Cost $16,555)                                     16,555

TOTAL INVESTMENTS--105.2%
(Cost $179,970)                                   186,565

OTHER ASSETS AND LIABILITIES--(5.2%)
 Other Assets and Liabilities, Net                 (9,200)

NET ASSETS:
Portfolio shares--Institutional Class ($.0001 par
value--2 billion authorized) based on 10,274,300
outstanding shares                               $156,341

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 538,341
outstanding shares                                  8,133

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 129,601
outstanding shares                                  2,088

Undistributed net investment income                   135

Accumulated net realized gain on investments        4,073

Net unrealized appreciation of investments          6,595

TOTAL NET ASSETS:--100.0%                        $177,365

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS             $  16.21

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                            $  16.21

MAXIMUM SALES CHARGE OF 4.50%+                       0.76

OFFERING PRICE PER SHARE--RETAIL CLASS A         $  16.97

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                        $  16.16

*      Non-income producing security.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(A) Variable Rate Security with demand features--the rate reported on the Statement of Net Assets is the rate in effect as of March 31, 1995. The date shown is the longer of the reset or demand date.
       STRIPS--Separately Trading of Registered Interest and Principal of Securities.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


REGIONAL EQUITY FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--73.5%

APPAREL/TEXTILES--0.9%
Raven Industries                    54,100     $1,109

AUTOMOTIVE--3.6%
Automotive Industries*             160,000      3,520
Tower Automotive*                  150,000      1,256
                                                4,776

BANKS--7.5%
Community First Bankshares         125,000      1,938
Investors Bank                     129,766      3,244
TCF Financial                      110,000      4,742
                                                9,924

BROADCASTING, NEWSPAPERS &
ADVERTISING--1.2%
Lodgenet Entertainment*            210,000      1,575

CHEMICALS--2.2%
Fuller                              35,000      1,339
Hawkins Chemical                   198,000      1,534
                                                2,873

COMMUNICATIONS EQUIPMENT--3.1%
Communications Systems             290,000      4,133

COMPUTERS & SERVICES--7.0%
BMC Industries                     178,700      3,083
Computer Network Technology*       175,800      1,450
Digi International*                210,000      4,620
                                                9,153

DRUGS--0.9%
Lifecore Biomedical*               230,000      1,179

FINANCIAL SERVICES--2.4%
General Growth Properties          155,000      3,178

FOOD, BEVERAGE & TOBACCO--7.1%
Grist Mill*                        210,000      2,468
International Multifoods           190,000      3,776
Michael Foods                      285,000      3,135
                                                9,379

INSURANCE--1.8%
Crop Growers*                       90,000      2,408

MACHINERY--6.2%
Alliant Techsystems*                33,500      1,277
Donaldson                          130,000      3,250
Pentair                             85,000      3,591
                                                8,118

MEDICAL PRODUCTS & SERVICES--6.6%
Aequitron Medical*                 190,800    $   906
Angeion*                           430,000      1,451
ATS Medical*                       186,400      1,118
Biovascular*                       313,300      1,860
CNS*                               146,500      2,821
Minntech*                           37,900        578
                                                8,734

MISCELLANEOUS BUSINESS SERVICES--3.8%
Control Data Systems*              400,000      2,800
National Computer Systems          135,000      2,261
                                                5,061

MISCELLANEOUS CONSUMER SERVICES--4.3%
G&K Services                        91,550      1,694
Regis*                             213,600      3,951
                                                5,645

MISCELLANEOUS TRANSPORTATION--1.1%
Arctco                             100,000      1,500

PAPER & PAPER PRODUCTS--1.0%
Fort Howard*                       100,000      1,263

PRINTING & PUBLISHING--2.4%
IPI*                               122,000        519
Merrill                            160,000      2,640
                                                3,159

RETAIL--4.7%
Damark International, Class A*     191,000      1,337
Fingerhut                          149,300      1,773
Vicorp Restaurants*                200,000      3,050
                                                6,160

SEMI-CONDUCTORS/INSTRUMENTS--3.5%
FSI International*                  23,100        933
Hutchinson Technology*              63,200      1,800
Sheldahl*                           16,800        202
Zytec*                             210,000      1,628
                                                4,563

SPECIALTY CONSTRUCTION--1.7%
Apogee Enterprises                 125,000      2,250

SPECIALTY MACHINERY--0.5%
Recovery Engineering*               40,000        670

TOTAL COMMON STOCKS
(Cost $81,581)                                 96,810

INVESTMENT IN COMMON STOCK OF AFFILIATES--16.1%
Aetrium* (B)                       392,300      5,491
Audio King* (B)                    265,000        961
Canterbury Park Holdings* (B)      177,500        333
Deflecta-Shield* (B)               250,000      2,563
Navarre* (B)                       152,200        761
Norstan* (B)                       220,000      5,005
Northwest Teleproductions* (B)     170,000   $    361
Rehabilicare* (B)                  400,000        900
Rimage* (B)                        232,000      1,189
Terrano* (B)                       350,000        350
TSI (B)                            360,000      3,285

TOTAL INVESTMENT IN COMMON STOCK
OF AFFILIATES
(Cost $19,150)                                 21,199

CONVERTIBLE BONDS--1.3%
Hector Communications
8.500%, 02/15/02                  $  1,630      1,744

TOTAL CONVERTIBLE BONDS
(Cost $1,630)                                   1,744

WARRANTS--0.2%
ENTERTAINMENT--0.0%
Canterbury Park Holdings           177,500         44

MEDICAL PRODUCTS & SERVICES--0.2%
Angeion                            430,000         94
ATS Medical                        186,400        164
                                                  258
TOTAL WARRANTS
(Cost $0)                                         302

MASTER NOTES--5.8%
Barclays
5.980%, 04/03/95 (A)                 1,372      1,372
Goldman Sachs
6.080%, 04/04/95 (A)                 2,999      2,999
Heller Financial
6.057%, 04/04/95 (A)                 3,226      3,226
TOTAL MASTER NOTES
(Cost $7,597)                                   7,597

REPURCHASE AGREEMENTS--3.2%
J.P. Morgan 6.028%, dated 03/31/95, matures
04/01/95, repurchase price $1,726,832
(collateralized by various U.S. Treasury
Interest STRIPS, total par value $5,471,890,
with maturities ranging from 2000 to 2010,
total market value $1,760,527)       1,726      1,726

Merrill Lynch 6.083%, dated 03/31/95, matures
04/01/95, repurchase price $2,438,954
(collateralized by various U.S. Treasury
Notes and Bonds, total par value $2,463,880,
with rates ranging from 3.500% to 12.625%,
maturities from 1995 to 2025, total
 market value $2,486,717)            2,438      2,438

TOTAL REPURCHASE AGREEMENTS
(Cost $4,164)                                   4,164

TOTAL INVESTMENTS--100.1%
(Cost $114,121)                              $131,816

OTHER ASSETS AND LIABILITIES--(0.1%)
 Other Assets and Liabilities, Net                (83)

NET ASSETS:
Porfolio shares--Insititutional
Class ($.0001 par value--2 billion
authorized) based on 9,023,127
outstanding shares                            101,649

Porfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 749,312
outstanding shares                              8,231

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 86,887
oustanding shares                               1,096

Distributions in excess of net investment income  (46)

Accumulated net realized gain on investments    3,109

Net unrealized appreciation of investments     17,694

TOTAL NET ASSETS:--100.0%                    $131,733

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS         $  13.36

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                    $  13.36

MAXIMUM SALES CHARGE OF 4.50%+                   0.63

OFFERING PRICE PER SHARE--RETAIL CLASS A     $  13.99

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS B (1)                $  13.30

*      Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as March 31, 1995. The date shown is the next reset date.

(B) Investments are representing five percent or more of the outstanding voting securities of the issuer, and is or was an affiliate, as defined in the Investment Company Act of 1940 at or during the semi-annual fiscal year ended March 31, 1995. The total cost of the purchases of Aetrium, Audio King, Canterbury Park Holdings, Deflecta Shield, Navarre, Norstan, Northwest Teleproductions, Rehabilicare, Rimage, Terrano, and TSI were $4,140,854, $813,707, $710,000, $2,465,275,
       $856,125, $3,495,187, $623,125, $1,043,312, $1,695,992, $689,625, and
       $2,619,700 respectively. There were neither sales nor dividend income during the semi-annual period for any of the affiliated securities. Change in unrealized appreciation since 09/30/94 in affiliated securities is $1,279,843.

       STRIPS--Separately Trading of Registered Interest and Principal of Securities.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


EMERGING GROWTH FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--87.9%

AUTOMOTIVE--2.7%
Deflecta-Shield*                       38,000    $  389
Tower Automotive*                      21,000       176
                                                    565

BEAUTY PRODUCTS--0.7%
Drypers*                               17,000       155

BROADCASTING, NEWSPAPERS & ADVERTISING--2.0%
Bell Cablemedia PLC(ADR)*              12,000       233
National Wireless Holdings*            11,800       122
Pricellular, Class A*                  11,000        78
                                                    433
CHEMICALS--1.3%
H.B. Fuller                             7,000       268

COMMUNICATIONS EQUIPMENT--5.6%
Communications Systems                 23,000       328
General Datacomm Industries*            7,000       103
Qualcomm*                               6,500       213
Telebit*                               15,000        92
Telewest Communications PLC(ADR)*       4,000       110
Tellabs*                                6,000       349
                                                  1,195

DRUGS--4.8%
Genzyme*                                6,000       233
Idexx Labs*                            15,000       622
Perrigo*                               14,000       163
                                                  1,018

FINANCIAL SERVICES--8.3%
Advanta, Class A                        4,500       151
Advanta, Class B                        6,000       188
Concord Holding*                       22,000       363
First USA                               2,000        84
Fiserv*                                17,000       450
SPS Transaction Services*              11,000       385
The Bisys Group*                        6,000       136
                                                  1,757

FOOD, BEVERAGE & TOBACCO--0.9%
Starbucks*                              8,000       192

HAZARDOUS WASTE MANAGEMENT--0.6%
Molton Metal Technology*                7,400       124

HOUSEHOLD PRODUCTS--3.3%
Coleman*                               11,000       422
Recoton*                               17,000       283
                                                    705

INSURANCE--2.8%
Partnerre Holdings                      9,000       191
Vesta Insurance Group                  13,000       394
                                                    585

MARINE TRANSPORTATION--1.0%
Royal Carribean Cruises                 8,000    $  209


MEASURING DEVICES--0.6%
Quickturn Design Systems*              16,000       126

MEDICAL PRODUCTS & SERVICES--13.5%
American Medical Response*              7,000       176
ATS Medical*                           36,100       217
Cerner*                                 4,300       209
HBO                                     9,000       392
Healthsource*                           9,000       426
Quorum Health Group*                   22,000       457
Target Therapeutics*                   14,000       508
Vencor*                                13,700       486
                                                  2,871

METALWORKING MACHINERY & EQUIPMENT--2.4%
Greenfield Industries                  13,000       367
Shaw Group*                            24,000       144
                                                    511

MISCELLANEOUS BUSINESS SERVICES--3.6%
Keane*                                 12,000       291
Landmark Graphics*                     17,000       318
Spectrum Holobyte*                     10,000       161
                                                    770
MISCELLANEOUS FURNITURE & FIXTURES--0.7%
Falcon Building Products, Class A*     14,000       138

MOTORCYCLES, BICYCLES & PARTS--1.0%
Cannondale*                            17,000       213

PETROLEUM & FUEL PRODUCTS--3.7%
Benton Oil & Gas*                      30,000       330
Coflexip-Sponsored (ADR)                8,000       219
Coho Energy Resources*                 46,000       236

                                                    785
PRINTING & PUBLISHING--1.2%
Thomas Nelson                          12,500       247

RAILROADS--0.6%
Johnstown America Industries*           9,000       122

RETAIL--4.1%
Bed Bath & Beyond*                     12,000       297
Orchard Supply Hardware Stores*        15,000       146
Reddi Brake Supply*                    14,000        46
West Marine*                           15,000       387
                                                    876

RETAIL-EATING PLACES--1.6%
Buffets*                               11,000       105
Hometown Buffet*                       22,000       233
                                                    338

SEMI-CONDUCTORS/INSTRUMENTS--1.0%
Fusion Systems*                         6,900    $  202

SERVICES-PREPACKAGED SOFTWARE--8.0%
Aspen Technologies*                    11,000       217
BTG*                                   26,000       202
Legent*                                 7,500       248
National Instruments*                   9,000       162
Network Peripherals*                   17,100       368
Platinum Software*                     12,000       117
Sybase*                                10,000       399
                                                  1,713

SERVICES - SECURITY--1.3%
ITI Technologies*                      11,000       278

SPECIALTY CONSTRUCTION--0.8%
Apogee Enterprises                      2,000        36
Insituform Mid-America, Class A        13,000       137
                                                    173

SPECIALTY MACHINERY--2.3%
York International                     12,500       494


TELEPHONES & TELECOMMUNICATION--5.4%
A+ Communications*                     15,000       203
American Paging*                       12,000        89
Broadband Technologies*                 7,000       177
Compania de Telefonos de Chile (ADR)    4,000       267
International Cabletel*                14,000       415
                                                  1,151

TRUCKING--2.1%
Fritz                                   7,000       450
TOTAL COMMON STOCKS
(Cost $17,076)                                   18,664

PREFERRED STOCKS--0.4%

SERVICES - PREPACKAGED SOFTWARE--0.4%
Network Imaging                         7,000        80

TOTAL PREFERRED STOCKS
(Cost $117)                                          80

WARRANTS--0.1%

MEDICAL PRODUCTS & SERVICES--0.1%
ATS Medical                            27,000        24

TOTAL WARRANTS
(Cost $0)                                            24

REPURCHASE AGREEMENTS--13.1%
J.P. Morgan 6.028%, dated 03/31/95, matures
04/03/95, repurchase price $1,336,809,
(collateralized by various U.S. Treasury
Interest STRIPS, total par value $4,235,905,
maturities from 1995 to 2010,
market value $1,362,861)                1,336     1,336

Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$1,435,647, (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $1,450,177, with interest
rates from 3.500% to 12.625%,
maturities from 1995 to 2025, market
value $1,463,618.)                    $ 1,435    $ 1,435

TOTAL REPURCHASE AGREEMENTS
(Cost $2,771)                                      2,771

TOTAL INVESTMENTS--101.5%
(Cost $19,964)                                    21,539

OTHER ASSETS AND LIABILITIES--(1.5%)
 Other Assets and Liabilities, Net                  (317)

NET ASSETS:
Portfolio shares--Institutional Class ($.0001 par
value--2 billion authorized) based on 1,868,201
outstanding shares                                19,562

Portfolio shares--Retail Class A ($.0001 par
value--2 billion shares authorized) based on
11,847 outstanding shares                            120

Portfolio shares--Retail Class B ($.0001 par
value--2 billion shares authorized) based on
4,648 shares outstanding                              49

Distributions in excess of net investment income      (2)

Accumulated net realized loss on investments         (82)

Net unrealized appreciation of investments         1,575

TOTAL NET ASSETS:--100.0%                        $21,222

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS             $ 11.26

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                            $ 11.26

MAXIMUM SALES CHARGE OF 4.50%+                      0.53

OFFERING PRICE PER SHARE--RETAIL CLASS A         $ 11.79

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                        $ 11.21

*      Non-income producing security.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.
       ADR--American Depository Receipt
       PLC--Public Limited Company
       STRIPS--Separately Trading of Registered Interest and Principal of Securities.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


INTERNATIONAL FUND

Description                       Par (000)/Shares Value (000)

FOREIGN STOCKS--95.8%

ARGENTINA--2.8%
Banco Frances Rio Plata ADR             11,900    $  216
Cementera Argentina*                   100,000       480
Dycasa Dragados "B"*                    60,000       210
IRSA "B"*                               93,450       179
Polledo*                               140,000       115
Quilmes Industrial                      12,300       203
Telecom Argentina ADR                   10,000       433
                                                   1,836

AUSTRALIA--0.2%
Broken Hill Proprietary                 10,000       131

CANADA--0.2%
Chauvco Resources*                      11,400       128

CHILE--0.3%
Banco O'Higgins ADR                      6,500       115
Madeco ADR                               4,500       106
                                                     221

COLUMBIA--0.4%
Banco Ganadero ADR                       6,500       123
Cementos Paz del Rio GDR*                5,000        87
Corporacion Financiera Valle GDS         4,000        59
                                                     269

FINLAND--3.7%
Nokia                                   17,000     2,479

FRANCE--0.9%
Cie Bancaire                             5,150       576

GERMANY--3.9%
Bayer*                                   1,200       296
Mannesmann*                              2,500       648
SAP*                                       200       155
Schering                                   500       369
Veba                                     3,000     1,088
                                                   2,556

HONG KONG--10.3%
Cheung Kong Holdings                   115,000       501
Citic Pacific                          380,000       939
First Pacific                        1,699,000     1,242
Hong Kong Telecommunications           542,200     1,055
Hopewell Holdings                      300,000       211
HSBC Holdings                           50,600       571
Hutchison Whampoa                      109,000       481
Sun Hung Kai Properties                117,000       798
Television Broadcasts                  185,000       632
Wharf Holdings                         124,000       405
                                                   6,835

INDIA--1.1%
East India Hotels GDR*                   7,100    $  106
I.T.C. ADR                              70,000       490
Ranbaxy Laboratories GDR                 5,500       124
                                                     720

INDONESIA--0.9%
Indonesian Satellite ADR*               17,500       617

IRELAND--0.3%
Elan ADR*                                5,000       186

ISRAEL--0.2%
ECI Telecommunications                   8,500       126

ITALY--3.1%
Assicurazioni Generali                  18,000       402
Fiat*                                  101,000       379
Instituto Mobiliare                     22,000       115
Mediobanca                              28,000       193
Montedison*                            400,000       255
Olivetti Group*                        400,000       377
Stet-Soc Fin Telefonica                 87,000       225
Telecom Italia                          48,000       112
                                                   2,058

JAPAN--24.2%
Alpine Electronics                     11,000        148
Bridgestone                            40,000        594
Canon                                  14,000        231
Canon Sales                             6,000        140
Daifuku                                23,000        307
Daini Denden                              150      1,298
Daiwa House                            11,000        180
Daiwa Securities                       24,000        275
Fanuc                                   4,000        174
Hirose Electric                         5,000        299
Ito Yokado                             20,000        991
Kawasaki Steel*                        59,000        232
KOA                                    35,000        496
Komatsu                                89,000        641
Kubota                                 31,000        216
Kurita Water Industries                 9,000        220
Kyocera                                12,000        893
Maeda                                  15,000        171
Matsushita Electric                    16,000        258
Minebea                                55,000        349
Mitsubishi Electric                    34,000        250
Mitsui Trust & Banking                 20,000        191
Murata Manufacturing                   18,000        699
NEC                                   110,000      1,177
Nippon Steel                          157,000        606
Nippon Telegraph & Telephone               36        310
Nippondenso                            10,000        195
Nissan Motors                          41,000    $   313
Nomura Securities                      33,000        616
Sanwa Bank                             17,000        325
Sharp                                  61,000        991
Sony                                    8,000        401
Sumitomo Bank                          10,000        213
Sumitomo Chemical                     112,000        594
Takara Standard                        10,000        118
Tokyo Electronics                       9,000        274
Toyota Motor                           27,000        551
                                                  15,937

MALAYSIA--6.5%
Aokam Perdana                          72,000        404
Arab-Malaysian Merchant Bank          103,000      1,058
Malayan Banking                        53,000        358
New Straits Times Press               100,000        271
Resort World                          180,000        932
Sime Darby Malaysia                   125,200        312
Technology Resources                  188,000        539
Telekom Malaysia                       60,000        415
                                                   4,289

MEXICO--3.1%
Apasco*                                10,000         27
Bufete Industrial ADR                  10,500        106
Cemex "A"                              51,750        108
Cifra                                 117,000        147
Empresas ICA Sociedad
Controladora ADR*                      10,000         60
Grupo Carso ADR*                       18,600        163
Grupo Financiero Banamex "C"*         170,000        195
Grupo Financiero Inbursa "C"*          85,000        116
Grupo Iusacell ADS*                    15,510        184
Grupo Posadas "A"*                    400,000        106
Grupo Sidek ADR*                       60,000        150
Grupo Synkro ADR*                     250,000        150
Grupo Televisa GDR                     11,000        183
Kimberly Clark "A"                     11,000         90
San Luis                                9,545        130
Tolmex                                 70,000        161
                                                   2,076

NETHERLANDS--1.6%
Heineken*                               1,100        186
Polygram                               10,000        553
Wolters Kluwer*                         4,200        323
                                                   1,062

NEW ZEALAND--0.2%
Telecom New Zealand ADR*                2,700        161

NORWAY--1.6%
Hafslund Nycomed "B"*                  20,000        394
Petroleum Geo-Services ADR*            30,000        668
                                                   1,062

PERU--1.8%
Banco De Credito Del Peru              60,000     $   98
Banco Wiese                            39,248        275
Cementos Norte Pacasmayo*              50,000        150
Cia De Minas Buenaventura*             30,000        125
Cia Peruana de Telefonos*             300,000        345
El Pacifico Peruana Suiza               7,000        171
Telefonos 2000*                        65,000         56
                                                   1,220

PHILIPPINES--0.8%
San Miguel "B"                        120,000        546

SINGAPORE--5.6%
Cerebos Pacific                       133,000        768
City Developments                      87,600        481
DBS Land                              110,000        293
Keppel                                 54,000        436
Singapore Press "F"                    16,000        271
Straits Steamship Land                249,000        812
United Overseas Bank "F"               67,200        667
                                                   3,728

SOUTH KOREA--1.5%
Korea Fund                             15,000        321
Korea Mobile Phone*                     6,700        174
Samsung Electric GDS*                     208         14
Samsung Electric Non-Voting GDS*       10,800        472
                                                     981

SWEDEN--6.1%
Allgon Free "B"*                       12,000        207
Asea Free "B"                           8,250        645
Astra Free "B"                         26,200        680
Autoliv*                               10,000        378
Ericsson Telephone ADR                 34,500      2,132
                                                   4,042

SWITZERLAND--3.3%
Brown Boveri & Cie Bearer*                750        713
Roche Holdings*                           225      1,300
Union Bank of Switzerland Bearer*         180        163
                                                   2,176

TAIWAN--0.2%
Taiwan Fund                             7,000        148

THAILAND--2.8%
Advanced Info Service "F"              16,000        221
Advanced Info Service "L"              41,000        570
Land and House "F"*                    30,000        512
TelecomAsia GDR*                       52,000        196
United Communication*                  25,000        351
                                                   1,850

UNITED KINGDOM--8.1%
Barclays Bank                          25,000    $   252
British Airways*                       27,000        179
British Sky Broadcasting ADR           35,000        861
Commercial Union                       39,400        346
Next                                   92,400        439
Reuters Holdings                       90,000        692
Smithkline Beecham Units              109,500        807
Takare                                 48,000        163
Unilever                               31,000        614
Vodafone Group                        105,000        338
Zeneca Group                           48,000        676
                                                   5,367

VENEZUELA--0.1%
Industrias Mavesa ADS                  11,000         43

TOTAL FOREIGN STOCKS
(Cost $69,968)                                    63,426

REPURCHASE AGREEMENT--5.4%
Merrill Lynch 6.134%, dated 3/31/95,
matures 4/3/95, repurchase price
$3,567,453 (collateralized by various
U.S. Treasury Bonds, total par value
$906,000, with interest rates from
3.500% to 12.625%, with maturity
dates ranging from 5/15/95 to
2/15/25: U.S. Treasury Notes, total
par value $2,661,000, with interest
rates from 6.375% to 8.500%, with
maturity dates from 1/15/00 to
3/31/00: total market value
$3,638,191)                          $  3,567      3,567
TOTAL REPURCHASE AGREEMENT
(Cost $3,567)                                      3,567

TOTAL INVESTMENTS--101.2%
(Cost $73,535)                                    66,993

OTHER ASSETS AND LIABILITIES--(1.2%)
 Other Assets and Liabilities, Net                  (797)

NET ASSETS:
Portfolio shares of Institutional Class ($.0001
par value--2 billion authorized) based on
7,705,662 outstanding shares                     $75,590

Portfolio shares of Retail Class A ($.0001 par
value--2 billion authorized) based on 58,420
outstanding shares                                   580

Portfolio shares of Retail Class B ($.0001 par
value--2 billion authorized) based on 8,070
outstanding shares                                    79

Accumulated net investment loss                     (391)

Accumulated net realized loss on investments and
foreign currency transactions                     (2,612)

Net unrealized depreciation on forward foreign
currency contracts, foreign currency and
translation of other assets and liabilities in
foreign currency                                    (508)

Net unrealized depreciation of investments        (6,542)

TOTAL NET ASSETS:--100.0%                        $66,196

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS             $  8.52

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                            $  8.51

MAXIMUM SALES CHARGE OF 4.50%+                      0.40

OFFERING PRICE PER SHARE--RETAIL CLASS A         $  8.91

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                        $  8.46

*      Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.
       ADR--American Depository Receipts
       ADS--American Depository Shares
       GDR--Global Depository Receipts
       GDS--Global Depository Shares

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

The accompanying notes are an integral part of the financial statements.


TECHNOLOGY FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCK--96.1%

COMMUNICATIONS EQUIPMENT--24.1%
Broadband Technologies*                  10,300       $260
DSC Communications*                      15,900        518
General Datacomm Industries*             14,000        207
General Instrument*                      11,400        396
L.M. Ericsson Telephone                   4,200        260
Motorola                                  7,200        393
Nokia (ADR)                               9,300        683
Qualcomm*                                 8,900        291
Telebit*                                 21,000        129
Tellabs*                                 11,500        670
                                                     3,807

COMPUTERS & SERVICES--18.6%
Adaptec*                                  8,100        267
Amdahl                                   22,100        243
Cabletron Systems*                        4,300        193
Cisco Systems*                           10,800        412
Compaq Computer*                         13,800        475
Concentra*                                6,900         95
Convex Computer*                         17,000        111
Credence Systems*                         6,100        191
Pinnacle Micro*                           6,200         76
S3*                                      15,900        357
Silicon Graphics*                         6,100        217
Tandem Computers*                        19,500        302
                                                     2,939

SEMI-CONDUCTORS/INSTRUMENTS--33.7%
Applied Materials*                        6,100        336
Dataware Technologies*                    5,200         77
Fourth Shift*                            11,500         46
FSI International*                        4,900        198
Fusion Systems*                           5,600        164
Informix*                                26,400        908
LSI Logic*                                7,200        378
Micron Technology                         9,700        737
MRV Communications*                       9,800        145
Novellus Systems*                         3,100        192
Oracle Systems*                          30,750        960
Parametric Technology*                    8,100        324
Parcplace Systems*                        4,200         64
Quickturn Design Systems*                13,000        102
Saber Software*                          14,600        157
SDL*                                      1,400         36
Softdesk*                                 5,500        132
Solectron*                                3,200         94
Sonic Solution*                           4,500         49
Synopsys*                                 4,700        224
                                                     5,323

SERVICES - PREPACKAGED SOFTWARE--19.7%
Aspen Technologies*                       8,400    $   166
BTG*                                     14,500        112
C*ATS Software*                             500          8
CFI Proservices*                         13,300        171
Compuware*                                5,600        207
Legent*                                   9,300        307
Microsoft*                               11,000        783
National Instruments*                     2,700         49
Network Peripherals*                     11,400        245
Novell*                                  14,400        274
Softkey International*                    5,100        139
Software Artistry*                          600         14
Spectrum Holobyte*                       18,700        300
Sybase*                                   4,720        189
TGV Software*                               500         11
Tivoli Systems*                           1,400         52
Viasoft*                                 10,800         93
                                                     3,120
TOTAL COMMON STOCK
(Cost $13,118)                                      15,189

PREFERRED STOCKS--0.1%

SERVICES - PREPACKAGED SOFTWARE--0.1%
Network Imaging                           1,700         19

TOTAL PREFERRED STOCKS
(Cost $33)                                              19

REPURCHASE AGREEMENTS--5.5%
J.P. Morgan 6.028%, dated 03/31/95,
matures 04/03/95, repurchase price
$223,845, (collateralized by various
U.S. Treasury Interest STRIPS, total
par value $709,293, maturities from
1995 to 2010, total market value
$228,208)                                $  224        224

Merrill Lynch 6.083%, dated 03/31/95,
matures 04/03/95, repurchase price
$641,267, (collateralized by various
U.S. Treasury Notes and Bonds, total
par value $647,757, with interest rates
from 3.500% to 12.625%, maturities
from 1995 to 2025, total market value
 $653,761)                                  641        641

TOTAL REPURCHASE AGREEMENTS
(Cost $865)                                            865

TOTAL INVESTMENTS--101.7%
(Cost $14,016)                                      16,073

OTHER ASSETS AND LIABILITIES--(1.7%)
 Other Assets and Liabilities, Net                    (271)

NET ASSETS:
Portfolio shares--Institutional
Class ($.0001 par value--2 billion
authorized) based on 1,184,764
outstanding shares                                 $12,996

Portfolio shares--Retail Class
A ($.0001 par value--2 billion
authorized) based on 19,708
outstanding shares                                     229

Portfolio shares--Retail Class
B ($.0001 par value--2 billion
authorized) based on 13,168
outstanding shares                                     165

Accumulated net investment loss                        (14)

Accumulated net realized gain on
investments                                            369

Net unrealized appreciation of
investments                                          2,057

TOTAL NET ASSETS:--100.0%                          $15,802

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL CLASS                         $ 12.98

NET ASSET VALUE AND
REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                          $ 12.97

MAXIMUM SALES CHARGE OF 4.50%+                        0.61

OFFERING PRICE PER SHARE--RETAIL CLASS A           $ 13.58

NET ASSET VALUE AND OFFERING PRICE
PER SHARE--RETAIL CLASS B (1)                      $ 12.88

*      Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.
       ADR--American Depository Receipt
       STRIPS--Separately Trading of Registered Interest and Principal of Securities.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statement.

The accompanying notes are an integral part of the financial statements.


STATEMENTS OF OPERATIONS (000)                                      (Unaudited)

For the period ended March 31, 1995

                                                                                                               MINNESOTA
                                                                            LIMITED                             INSURED
                                                                            TERM TAX       INTERMEDIATE      INTERMEDIATE
                                                                          FREE INCOME        TAX FREE          TAX FREE
                                                                              FUND             FUND              FUND
INVESTMENT INCOME:
Interest                                                                      $330            $  604            $1,206
EXPENSES:
Investment advisory fees                                                        54                77               153
Administrator fees                                                              25                25                30
Transfer agent fees                                                             10                10                11
Amortization of organizational costs                                             4                --                 3
Custodian fees                                                                   2                 3                 7
Directors' fees                                                                 --                --                 1
Registration fees                                                                2                11                17
Professional fees                                                                1                 2                 3
Printing                                                                         2                 3                 6
Distribution fees--Retail Class A                                                1                 1                 2
Distribution fees--Retail Class B                                               --                --                --
Other                                                                            1                 1                 1
TOTAL EXPENSES                                                                 102               133               234
LESS: Expenses waived or absorbed                                              (55)              (58)              (81)
Total Net expenses                                                              47                75               153
Investment Income--Net                                                         283               529             1,053
REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS--NET:
Net realized gain (loss) on investments                                        (31)              101               (57)
Net change in unrealized appreciation (depreciation) of investments             86               770             1,713
NET GAIN (LOSS) ON INVESTMENTS                                                  55               871             1,656
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                          $338            $1,400            $2,709

(table continued)

   COLORADO
 INTERMEDIATE      LIMITED      INTERMEDIATE    INTERMEDIATE     FIXED      MORTGAGE
   TAX FREE          TERM           TERM         GOVERNMENT      INCOME    SECURITIES
     FUND        INCOME FUND     INCOME FUND      BOND FUND       FUND        FUND

    $850            $2,715         $2,589          $2,194       $ 5,467      $1,028

     105               315            264             222           525         101
      26                70             60              48           116          25
      12                17             12              12            20          10
       3                 2              2              --            --           3
       4                 5              4               3             9           2
      --                 1              1               1             2          --
      16                 1              8              29            42           1
       2                 8              6               5            12           2
       4                11              9               8            19           4
       1                12              4               2             9          --
      --                --             --              --             2          --
       1                 3              3               2             5           1
     174               445            373             332           761         149
     (70)             (175)          (109)           (111)         (232)        (48)
     104               270            264             221           529         101
     746             2,445          2,325           1,973         4,938         927

      22               (83)          (131)            (70)       (1,553)         --
   1,451              (328)         1,072           1,064         5,312         345
   1,473              (411)           941             994         3,759         345
  $2,219            $2,034         $3,266          $2,967       $ 8,697      $1,272


The accompanying notes are an integral part of the financial statements.


STATEMENTS OF OPERATIONS (000) (CONTINUED)                           (Unaudited)

For the period ended March 31, 1995

                                                                                                              LIMITED
                                                                                      ASSET                  VOLATILITY    EQUITY
                                                                                   ALLOCATION    BALANCED      STOCK       INDEX
                                                                                      FUND         FUND       FUND (1)     FUND
INVESTMENT INCOME:
Interest                                                                             $  467       $    25      $    6      $  120
Dividends                                                                               502         3,313         162       2,207
Less: Foreign taxes withheld                                                             --            --          --          --
Total investment income                                                                 969         3,338         168       2,327
EXPENSES:
Investment advisory fees                                                                150           519          33         574
Administrator fees                                                                       35           117          19         131
Transfer agent fees                                                                      15            20           3          21
Amortization of organizational costs                                                      2             2          --           2
Custodian fees                                                                            3             9           1          10
Directors' fees                                                                           1             2          --           2
Registration fees                                                                         1            11           4           8
Professional fees                                                                         3            11           1          13
Printing                                                                                  5            19           1          18
Distribution fees--Retail Class A                                                         1            17          --           1
Distribution fees--Retail Class B                                                        --             3          --          --
Other                                                                                     2             5          --          10
TOTAL EXPENSES                                                                          218           735          62         790
LESS: EXPENSES WAIVED OR ABSORBED                                                       (52)         (147)        (27)       (502)
TOTAL NET EXPENSES                                                                      166           588          35         288
INVESTMENT INCOME (LOSS)--NET                                                           803         2,750         133       2,039
REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS--NET:
Net realized gain (loss) on investments                                                 298           433          42         741
Net realized gain on futures contracts                                                   --            --          --         274
Net realized loss on forward foreign currency contracts
 and foreign currency transactions                                                       --            --          --          --
Net change in unrealized appreciation (depreciation) of investments                   1,566         9,290         868      11,986
Net change in unrealized appreciation on futures contract                                --            --          --         130
Net change in unrealized depreciation on forward foreign currency contracts, foreign currency and translation of other assets and liabilities in foreign
 currency                                                                                --            --          --          --
NET GAIN (LOSS) ON INVESTMENTS                                                        1,864         9,723         910      13,131
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                      $2,667       $12,473      $1,043     $15,170

(table continued)

 EQUITY               DIVERSIFIED    SPECIAL    REGIONAL    EMERGING
 INCOME     STOCK        GROWTH       EQUITY     EQUITY      GROWTH     INTERNATIONAL    TECHNOLOGY
  FUND       FUND         FUND         FUND       FUND        FUND           FUND           FUND

  $205     $    --       $  159      $ 1,126     $    64     $   59        $    184        $   20
   638       2,957          593        1,404         871         15             393            15
    --          --           --           --          --         --             (40)           --
   843       2,957          752        2,530         935         74             537            35

   113         693          197          533         394         46             367            38
    25         154           43          120          89         25              47            25
    13          22           16           21          18         14              20            14
     5          --            5           --           2          3               3             3
     5          12            9            9           7          2              74             2
    --           3            1            2           2         --               1            --
     8          34           17           22          11          5              15             3
     3          15            4           12           9          1               6             1
     4          20            7           20          14          2              12             1
     2          11            2           10          11         --               1            --
    --           4           --            5           2         --              --            --
     2           6            2            5           4         --              15            --
   180         974          303          759         563         98             561            87
   (58)       (194)         (91)         (98)        (89)       (44)            (48)          (41)
   122         780          212          661         474         54             513            46
   721       2,177          540        1,869         461         20              24           (11)

   (61)      1,819         (368)       5,105       3,727         12          (2,210)          402
    --          --           --           --          --         --              --            --

    --          --           --           --          --         --            (168)           --
 2,045      17,008        6,476       (3,849)      7,791      1,337          (7,852)        1,326
    --          --           --           --          --         --              --            --

    --          --           --           --          --         --            (467)           --
 1,984      18,827        6,108        1,256      11,518      1,349         (10,697)        1,728
$2,705     $21,004       $6,648      $ 3,125     $11,979     $1,369        $(10,673)       $1,717


(1) The Limited Volatility Stock Fund commenced operations on November 15, 1994.

The accompanying notes are an integral part of the financial statements.


STATEMENTS OF CHANGES IN NET ASSETS (000)                            (Unaudited)

                                                                                             MINNESOTA                 COLORADO
                                              LIMITED TERM                                    INSURED                INTERMEDIATE
                                            TAX FREE INCOME          INTERMEDIATE           INTERMEDIATE              TAX FREE
                                                 FUND               TAX FREE FUND           TAX FREE FUND               FUND
                                          10/1/94    12/1/93      10/1/94    10/1/93     10/1/94     2/28/94(4)  10/1/94   4/4/94(5)
                                             to         to           to         to          to          to          to        to
                                          3/31/95    9/30/94(3)   3/31/95    9/30/94     3/31/95     9/30/94     3/31/95   9/30/94
OPERATIONS:
Investment income--net                    $    283   $    396    $    529    $   152    $  1,053    $    282    $    746    $    42
Net realized gain (loss) on investments        (31)       (13)        101        (38)        (57)        (12)         22          1
Net change in unrealized appreciation
(depreciation) of investments                   86       (115)        770       (178)      1,713        (252)      1,451        (32)
Net increase (decrease) in net assets
resulting from operations                      338        268       1,400        (64)      2,709          18       2,219         11
DISTRIBUTIONS TO SHAREHOLDERS FROM:
Investment income--net:
 Institutional class                          (274)       (93)       (507)       (78)     (1,049)       (254)       (732)       (30)
 Retail class A                                (11)      (315)        (25)       (74)        (39)        (28)        (21)       (10)
 Retail class B                               --         --          --         --          --          --          --         --
Net realized gain on investments:
 Institutional class                          --         --          --         --          --          --            (2)      --
 Retail class A                               --         --          --         --          --          --          --         --
 Retail class B                               --         --          --         --          --          --          --         --
Distributions in excess of realized
capital gains:
 Institutional class                          --         --          --         --          --          --          --         --
 Retail class A                               --         --          --          (21)       --          --          --         --
 Retail class B                               --         --          --         --          --          --          --         --
TOTAL DISTRIBUTIONS                           (285)      (408)       (532)      (173)     (1,088)       (282)       (755)       (40)
CAPITAL SHARE TRANSACTIONS (1):
Institutional class:
 Transfer from Retail class A                 --       15,896        --        2,109        --          --          --         --
 Proceeds from sales                         1,070      1,082      29,473      6,147      51,255      21,192      41,476      7,465
 Shares issued in connection with
 acquisition of
  Managed Income Fund                         --         --          --         --          --          --          --         --
 Reinvestment of distributions                 115         45          28         40          41          41          10         10
 Payments for redemptions                   (3,793)      (582)     (7,878)    (2,027)     (6,945)       (709)     (3,209)      (169)
Increase (decrease) in net assets from
Institutional class transactions            (2,608)    16,441      21,623      6,269      44,351      20,524      38,277      7,306
Retail class A:
 Proceeds from sales                            72      3,189          31        802         325       1,606         595        691
 Shares issued in connection with
 acquisition of
  Managed Income Fund                         --         --          --         --          --          --          --         --
 Reinvestment of distributions                  11        152          22         83          37          28          10          6
 Payments for redemptions                      (51)    (6,128)        (83)      (481)        (32)       (114)        (27)      --
 Transfer to Institutional class              --      (15,896)       --       (2,109)       --          --          --         --
Increase (decrease) in net assets from
Retail class A transactions                     32    (18,683)        (30)    (1,705)        330       1,520         578        697
Retail class B:
 Proceeds from sales                          --         --          --         --          --          --          --         --
 Reinvestment of distributions                --         --          --         --          --          --          --         --
 Payments for redemptions                     --         --          --         --          --          --          --         --
Increase (decrease) in net assets from
Retail class B transactions                   --         --          --         --          --          --          --         --
Increase (decrease) in net assets from
capital share transactions                  (2,576)    (2,242)     21,593      4,564      44,681      22,044      38,855      8,003
Total increase (decrease) in net assets     (2,523)    (2,382)     22,461      4,327      46,302      21,780      40,319      7,974

NET ASSETS AT BEGINNING OF PERIOD           16,948     19,330       7,296      2,969      21,780        --         7,974       --
NET ASSETS AT END OF PERIOD (2)           $ 14,425   $ 16,948    $ 29,757    $ 7,296    $ 68,082    $ 21,780      48,293    $ 7,974
(1)Capital share transactions:
Institutional class:
 Transfer from Retail class A                 --        1,589        --          199        --          --          --         --
 Proceeds from sales                           108        108       2,891        592       5,399       2,183       4,143        732
 Shares issued in connection with
 acquisition of
  Managed Income Fund                         --         --          --         --          --          --          --         --
 Reinvestment of distributions                  12          4           3          4           4           4           1          1
 Payments for redemptions                     (382)       (58)       (762)      (195)       (734)        (73)       (316)       (16)
Total Institutional class transactions        (262)     1,643       2,132        600       4,669       2,114       3,828        717
Retail class A:
 Proceeds from sales                             7        319           3         74          34         166          59         68
 Shares issued in connection with
 acquisition of
  Managed Income Fund                         --         --          --         --          --          --          --         --
 Reinvestment of distributions                   1         15           2          8           4           3           1       --
 Payments for redemptions                       (5)      (612)         (8)       (45)         (3)        (12)         (3)      --
 Transfer to Institutional class              --       (1,589)       --         (199)       --          --          --         --
Total Retail class A transactions                3     (1,867)         (3)      (162)         35         157          57         68
Retail class B:
 Proceeds from sales                          --         --          --         --          --          --          --         --
 Reinvestment of distributions                --         --          --         --          --          --          --         --
 Payments for redemptions                     --         --          --         --          --          --          --         --
Total Retail class B transactions             --         --          --         --          --          --          --         --
NET INCREASE (DECREASE) FROM SHARE
TRANSACTIONS                                  (259)      (224)      2,129        438       4,704       2,271       3,885        785




(table continued)


                              INTERMEDIATE          INTERMEDIATE              FIXED
    LIMITED TERM              TERM INCOME            GOVERNMENT               INCOME                 MORTGAGE
    INCOME FUND                  FUND                BOND FUND                 FUND              SECURITIES FUND
 10/1/94     10/1/93      10/1/94    10/1/93     10/1/94    10/1/93    10/1/94     10/1/93     10/1/94    10/1/93
   to          to           to         to          to         to         to          to          to         to
 3/31/95     9/30/94      3/31/95    9/30/94     3/31/95    9/30/94    3/31/95     9/30/94     3/31/95    9/30/94

  $2,445     $   4,118    $ 2,325    $  2,960    $ 1,973    $   325    $  4,938    $  3,345    $   927    $  1,780
     (83)           29       (131)       (863)       (70)       (78)     (1,553)       (188)        --         (62)

    (328)       (2,149)     1,072      (2,753)     1,064       (344)      5,312      (5,201)       345      (1,966)

   2,034         1,998      3,266        (656)     2,967        (97)      8,697      (2,044)     1,272        (248)


  (2,302)       (2,182)    (2,257)     (1,900)    (1,934)      (217)     (4,898)     (2,150)      (928)     (1,208)
    (257)       (1,862)       (87)     (1,064)       (55)      (109)       (226)     (1,197)        (8)       (572)
      --            --         --          --         --         --         (11)         --         --          --

  (2,927)           --        (24)         --         --         --        (308)         --         --          --
    (379)           --         (1)         --         --         --         (16)        (51)        --         (10)
      --            --         --          --         --         --          (1)         --         --          --


      --            --         --          --         --         --          --          --         --          --
      --            --         --        (685)        --        (18)         --        (523)        --          --
      --            --         --          --         --         --          --          --         --          --
  (5,865)       (4,044)    (2,369)     (3,649)    (1,989)      (344)     (5,460)     (3,921)      (936)     (1,790)


      --        82,491         --      59,843         --      2,156          --      44,936         --      32,357
  21,963        16,209     19,641      25,019     63,910     27,456     108,927      58,825        922       4,386


  41,594            --         --          --         --         --          --          --         --          --
   2,043         2,151      1,780       1,829        137         81       2,121       1,749        860       1,182
 (18,412)      (29,445)    (8,596)    (15,273)    (4,375)    (1,614)    (15,829)    (12,069)    (1,223)     (8,219)

  47,188        71,406     12,825      71,418     59,672     28,079      95,219      93,441        559      29,706

   2,734        28,721         61       4,929        189      1,156         458      12,649          2       3,906


   5,042            --         --          --         --         --          --          --         --          --
     202         1,645         83       1,744         45        117         222       1,635          6         582
  (6,607)      (59,260)      (681)     (9,581)      (302)      (718)     (1,919)    (12,211)        (8)     (1,640)
      --       (82,491)        --     (59,843)        --     (2,156)         --     (44,936)        --     (32,357)

   1,371      (111,385)      (537)    (62,751)       (68)    (1,601)     (1,239)    (42,863)        --     (29,509)

       1             1         --          --         --         --       1,431         116         --          --
      --            --         --          --         --         --          10          --         --          --
      (2)           --         --          --         --         --         (23)         --         --          --

      (1)            1         --          --         --         --       1,418         116         --          --

  48,558       (39,978)    12,288       8,667     59,604     26,478      95,398      50,694        559         197
  44,727       (42,024)    13,185       4,362     60,582     26,037      98,635      44,729        895      (1,841)

  79,776       121,800     71,653      67,291     29,753      3,716      98,330      53,601     28,674      30,515
$124,503     $  79,776    $84,838    $ 71,653    $90,335    $29,753    $196,965    $ 98,330    $29,569    $ 28,674


      --         8,255         --       5,960         --        229          --       4,120         --       3,201
   2,242         1,636      2,070       2,597      7,170      3,034      10,547       5,555         96         438


   3,917            --         --          --         --         --          --          --         --          --
     209           218        188         188         15          9         206         165         89         120
  (1,879)       (2,975)      (905)     (1,581)      (490)      (177)     (1,536)     (1,140)      (127)       (833)
   4,489         7,134      1,353       7,164      6,695      3,095       9,217       8,700         58       2,926

     278         2,860          6         506         21        123          44       1,128         --         379


     467            --         --          --         --         --          --          --         --          --
      21           164          9         174          5         13          22         147          1          57
    (675)       (5,916)       (72)       (967)       (34)       (78)       (186)     (1,092)        (1)       (159)
      --        (8,255)        --      (5,960)        --       (229)         --      (4,120)        --      (3,201)
      91       (11,147)       (57)     (6,247)        (8)      (171)       (120)     (3,937)        --      (2,924)

      --            --         --         --          --         --         136          11         --          --
      --            --         --         --          --         --           1          --         --          --
      --            --         --         --          --         --          (2)         --         --          --
      --            --         --         --          --         --         135          11         --          --

   4,580        (4,013)     1,296        917       6,687      2,924       9,232       4,774         58           2


(2)  Including undistributed (distributions in excess of) net investment income
     (000) of ($2) and $0 for Limited Term Tax Free Income Fund, ($3) and $0 for Intermediate Tax Free Fund, ($35) and $0 for Minnesota Insured Intermediate Tax Free Fund, ($5) and $2 for Colorado Intermediate Tax Free Fund. ($42) and $72 for Limited Term Income Fund, ($19) and $0 for Intermediate Term Income Fund, ($16) and $0 Intermediate Government Bond Fund, ($192) and $6 for Fixed Income Fund, and ($9) and $0 for Mortgage Securities Fund at March 31, 1995 and September 30, 1994, respectively.

(3) On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(4) The Minnesota Insured Intermediate Tax Free Fund commenced operations on February 28, 1994.

(5)  The Colorado Intermediate Tax Free Fund commenced operations on April 4,
     1994.

The accompanying notes are an integral part of the financial statements.

                                                                        ASSET                                   LIMITED VOLATILITY
                                                                   ALLOCATION FUND          BALANCED FUND           STOCK FUND
                                                                 10/1/94     10/1/93     10/1/94     10/1/93        11/15/94(3)
                                                                    to          to          to          to             to
                                                                 3/31/95     9/30/94     3/31/95     9/30/94        3/31/95
OPERATIONS:
Investment income (loss)--net                                    $    803    $  1,373    $  2,750    $   4,192      $   133
Net realized gain (loss) on investments                               298       1,042         433        2,435           42
Net realized gain on futures contracts                                 --          --          --           --           --
Net realized loss on forward foreign currency contracts and
 foreign currency transactions                                         --          --          --           --           --
Net change in unrealized appreciation (depreciation) of
 investments                                                        1,566      (1,588)      9,290       (3,010)         868
Net change in unrealized appreciation on futures contract              --          --          --           --           --
Net change in unrealized depreciation on forward foreign
 currency contracts, foreign currency and translation of other
 assets and liabilities in foreign currency                            --          --          --           --           --
Net increase (decrease) in net assets resulting from
operations                                                          2,667         827      12,473        3,617        1,043
DISTRIBUTIONS TO SHAREHOLDERS FROM:
Investment income--net:
 Institutional class                                                 (767)       (991)     (2,332)      (2,793)        (129)
 Retail class A                                                       (12)       (384)       (220)      (1,366)          --
 Retail class B                                                        (1)         --          (7)          --           --
Net realized gain on investments:
 Institutional class                                               (1,084)         --      (1,858)          --           --
 Retail class A                                                       (15)       (713)       (187)      (1,884)          --
 Retail class B                                                        (1)         --          (7)          --           --
Total distributions                                                (1,880)     (2,088)     (4,611)      (6,043)        (129)
CAPITAL SHARE TRANSACTIONS (1):
Institutional class:
 Transfer from Retail class A                                          --      51,261          --      109,870           --
 Proceeds from sales                                                3,840       6,840      31,360       28,604       14,680
 Reinvestment of distributions                                      1,836         987       4,111        2,773           98
 Payments for redemptions                                         (12,903)    (13,790)    (17,308)     (18,873)         (50)
Increase (decrease) in net assets from Institutional class
transactions                                                       (7,227)     45,298      18,163      122,374       14,728
Retail class A:
 Proceeds from sales                                                   62       3,688         617       24,928           --
 Reinvestment of distributions                                         25       1,097         406        3,244           --
 Payments for redemptions                                            (104)     (6,020)     (1,820)     (10,460)          --
 Transfer to Institutional class                                       --     (51,261)         --     (109,870)          --
Increase (decrease) in net assets from Retail class A
 transactions                                                         (17)    (52,496)       (797)     (92,158)          --
Retail class B:
 Proceeds from sales                                                  186          11         569          274           --
 Reinvestment of distributions                                          2          --          13           --           --
 Payments for redemptions                                              (1)         --         (43)          --           --
Increase in net assets from Retail class B transactions               187          11         539          274           --
Increase (decrease) in net assets from capital share
transactions                                                       (7,057)     (7,187)     17,905       30,490       14,728
Total increase (decrease) in net assets                            (6,270)     (8,448)     25,767       28,064       15,642
NET ASSETS AT BEGINNING OF PERIOD                                  47,945      56,393     139,289      111,225           --
NET ASSETS AT END OF PERIOD (2)                                  $ 41,675    $ 47,945    $165,056    $ 139,289      $15,642
(1)Capital share transactions:

Institutional class:
 Transfer from Retail class A                                          --       5,136          --       10,707           --
 Proceeds from sales                                                  369         658       2,993        2,697        1,468
 Reinvestment of distributions                                        181          95         396          261           10
 Payments for redemptions                                          (1,266)     (1,341)     (1,650)      (1,774)          (5)
Total Institutional class transactions                               (716)      4,548       1,739       11,891        1,473
Retail class A:
 Proceeds from sales                                                    6         345          59        2,312           --
 Reinvestment of distributions                                          2         103          39          303           --
 Payments for redemptions                                             (10)       (564)       (172)        (967)          --
 Transfer to Institutional class                                       --      (5,136)         --      (10,707)          --

Total Retail class A transactions                                      (2)     (5,252)        (74)      (9,059)          --
Retail class B:
 Proceeds from sales                                                   18           1          54           26           --
 Reinvestment of distributions                                         --          --           1           --           --
 Payments for redemptions                                              --          --          (4)          --           --
Total Retail class B transactions                                      18           1          51           26           --
NET INCREASE (DECREASE) IN CAPITAL SHARES                            (700)       (703)      1,716        2,858        1,473

(table continued)


        EQUITY                EQUITY                                  DIVERSIFIED            SPECIAL            REGIONAL
      INDEX FUND            INCOME FUND           STOCK FUND          GROWTH FUND          EQUITY FUND         EQUITY FUND
   10/1/94    10/1/93    10/1/94    12/1/93    10/1/94   10/1/93   10/1/94    12/1/93    10/1/94   10/1/93   10/1/94   10/1/93
      to         to         to         to         to        to        to         to         to        to        to        to
   3/31/95    9/30/94    3/31/95    9/30/94(4) 3/31/95   9/30/94   3/31/95    9/30/94(4) 3/31/95   9/30/94   3/31/95   9/30/94

 $  2,039    $   3,793   $   721    $    959   $  2,177  $   2,724 $    540   $    304   $  1,869  $  2,024  $    461  $    611
      741        1,237       (61)       (442)     1,819      7,831     (368)    (3,037)     5,105     8,668     3,727     2,221
      274           --        --          --         --         --        -         --         --        --        --        --

       --           --        --          --         --         --       --         --         --        --        --        --

   11,986           56     2,045         334     17,008        319    6,476      1,902     (3,849)    7,538     7,791     2,652
      130           --        --          --         --         --       --         --         --        --        --        --


       --           --        --          --         --         --       --         --         --        --        --        --

   15,170        5,086     2,705         851     21,004     10,874    6,648       (831)     3,125    18,230    11,979     5,484


   (1,972)      (2,885)     (612)        (61)    (1,848)    (2,082)    (469)       (95)    (1,641)   (1,518)     (472)     (486)
      (10)        (912)      (34)       (880)       (80)      (608)     (15)      (242)       (84)     (490)      (34)     (112)
       (1)          --        (1)         --         (5)        (2)      --         --         (9)       (1)       (1)       --

   (1,427)          --        --          --     (6,156)        --       --         --     (8,609)       --    (2,571)       --
       (7)        (188)       --          --       (307)    (3,673)      --         --       (473)   (5,674)     (216)     (888)
       (1)          --        --          --        (26)        --       --         --        (52)       --       (10)       --
   (3,418)      (3,985)     (647)       (941)    (8,422)    (6,365)    (484)      (337)   (10,868)   (7,683)   (3,304)   (1,486)


       --      143,478        --       6,302         --    110,876       --      2,393         --    88,018        --    61,030
   14,769       33,718    24,912      12,340     81,227     52,481   47,747     32,761     44,163    29,156    20,199    27,827
    3,295        2,867        86          20      6,108      1,908      195         68      8,645     1,418     2,903       471
  (16,365)     (23,678)   (2,510)       (800)   (22,008)   (24,357)  (6,543)      (803)    (7,754)   (7,305)   (6,556)   (4,225)

    1,699      156,385    22,488      17,862     65,327    140,908   41,399     34,419     45,054   111,287    16,546    85,103

      466       17,529        80       3,926      1,143     20,003      171      2,689      1,736    18,076     1,234    23,298
       17        1,100        34         737        376      4,166       15        229        555     5,968       250       997
     (117)      (8,148)     (281)    (25,578)      (690)   (29,532)    (419)   (31,086)      (469)   (3,615)     (457)   (6,404)
       --     (143,478)       --      (6,302)        --   (110,876)      --     (2,393)        --   (88,018)       --   (61,030)

      366     (132,997)     (167)    (27,217)       829   (116,239)    (233)   (30,561)     1,822   (67,589)    1,027   (43,139)

       64           29       154           1      1,059        350       56         13      1,689       364       912       186
        1           --         1          --         29          2       --         --         56         1         9        --
       (5)          --        (1)         --        (24)        --       (1)        --        (22)       --       (11)       --
       60           29       154           1      1,064        352       55         13      1,723       365       910       186

    2,125       23,417    22,475      (9,354)    67,220     25,021   41,221      3,871     48,599    44,063    18,483    42,150
   13,877       24,518    24,533      (9,444)    79,802     29,530   47,385      2,703     40,856    54,610    27,158    46,148
  164,475      139,957    19,342      28,786    163,716    134,186   33,787     31,084    136,509    81,899   104,575    58,427
 $178,352    $ 164,475   $43,875     $19,342   $243,518   $163,716  $81,172    $33,787   $177,365  $136,509  $131,733  $104,575



       --       14,112        --         600         --      7,556       --        223         --     6,040        --     5,673
    1,356        3,201     2,535       1,247      4,988      3,185    5,134      3,361      2,752     1,778     1,628     2,308
      311          271         9           2        387        116       21          7        561        85       247        38
   (1,524)      (2,248)     (252)        (81)    (1,337)    (1,469)    (683)       (89)      (484)     (457)     (520)     (351)
      143       15,336     2,292       1,768      4,038      9,388    4,472      3,502      2,829     7,446     1,355     7,668

       42        1,626         8         397         69      1,225       18        295        107     1,122        99     1,910
        2          102         4          75         24        260        2         25         36       383        21        84
      (11)        (753)      (28)     (2,600)       (42)    (1,808)     (45)    (3,198)       (29)     (224)      (37)     (539)
       --      (14,112)       --        (600)        --     (7,556)      --       (223)        --    (6,040)       --    (5,673)

       33      (13,137)      (16)     (2,728)        51     (7,879)     (25)    (3,101)       114    (4,759)       83    (4,218)

        5            3        15          --         64         21        6          1        106        21        72        15
       --           --        --          --          2         --       --         --          4        --         1        --
       --           --        --          --         (2)        --       --         --         (1)       --        (1)       --
        5            3        15          --         64         21        6          1        109        21        72        15
      181        2,202     2,291        (960)     4,153      1,530    4,453        402      3,052     2,708     1,510     3,465

(table continued)


      EMERGING
       GROWTH          INTERNATIONAL         TECHNOLOGY
        FUND                FUND                FUND
 10/1/94   4/4/94(5)  10/1/94    4/4/94(5)  10/1/94  4/4/94(5)
   to        to         to         to         to       to
 3/31/95   9/30/94    3/31/95    9/30/94    3/31/95  9/30/94

 $    20   $      4    $     24   $    (29)   $  (11)  $     (3)
      12         66      (2,210)      (177)      402        143
      --         --          --         --        --         --

      --         --        (168)      (443)       --         --

   1,337        239      (7,852)     1,309     1,326        731
      --         --          --         --        --         --


      --         --        (467)       (40)       --         --


   1,369        309     (10,673)       620     1,717        871
     (24)        (3)         --         --        --         --
      --         --          --         --        --         --

      --         --          --         --        --         --

    (159)        --          --         --      (174)        --
      (1)        --          --         --        (2)        --
      --         --          --         --        --         --
    (184)        (3)         --         --      (176)        --

      --         --          --         --        --         --
  13,627      6,695      31,879     47,575     7,881      5,773
      55          1          --         --        26         --
    (668)      (148)     (3,639)      (225)     (539)      (145)

  13,014      6,548      28,240     47,350     7,368      5,628

      34         86         129        459       188         53
       1         --          --         --         2         --
      (1)        --          (6)        (2)      (14)        --
      --         --          --         --        --         --

      34         86         123        457       176         53

      35         18          58         22       164          2
      --         --          --         --        --         --
      (4)        --          (1)        --        (1)        --
      31         18          57         22       163          2

  13,079      6,652      28,420     47,829     7,707      5,683
  14,264      6,958      17,747     48,449     9,248      6,554
   6,958         --      48,449         --     6,554         --
 $21,222     $6,958     $66,196    $48,449   $15,802     $6,554


      --         --          --         --        --         --
   1,277        664       3,427      4,717       645        595
       5         --          --         --         2         --
     (63)       (15)       (416)       (22)      (42)       (15)
   1,219        649       3,011      4,695       605        580

       3          9          14         45        15          6
      --         --          --         --        --         --
      --         --          (1)        --        (1)        --
      --         --          --         --        --         --

       3          9          13         45        14          6

       3          2           6          2        13         --
      --         --          --         --        --         --
      --         --          --         --        --         --
       3          2           6          2        13         --
   1,225        660       3,030      4,742       632        586


(2)  Including undistributed (distributions in excess of) net investment income
     (000) of $33 and $10 for Asset Allocation, $215 and $24 for Balanced, $4 for Limited Volatility, $94 and $38 for Equity Index, $104 and $30 for Equity Income, $296 and $52 for Stock, $76 and $20 for Diversified Growth, $135 and $0 for Special Equity, ($46) and $0 for Regional Equity, ($2) and $1 for Emerging Growth, and accumulated net investment (loss) of ($391) and ($415) for International, and ($14) and ($3) for Technology Fund, at March 31, 1995 and September 30, 1994, respectively.

(3)  The Limited Volatility Stock Fund commenced operations on November 15,
     1994.

(4) On April 28, 1994, the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994.

(5) The Emerging Growth, International, and Technology Fund commenced operations on April 4, 1994.

The accompanying notes are an integral part of the financial statements.


FINANCIAL HIGHLIGHTS                                                (Unaudited)

For the period ended March 31, 1995 and the periods ended September 30, For a share outstanding throughout the period




                                         REALIZED
                                            AND
                NET ASSET               UNREALIZED    DIVIDENDS                   NET ASSET
                  VALUE        NET       GAINS OR     FROM NET    DISTRIBUTIONS     VALUE                     NET ASSETS
                BEGINNING  INVESTMENT   (LOSSES) ON  INVESTMENT       FROM         END OF                       END OF
                OF PERIOD    INCOME     INVESTMENTS    INCOME     CAPITAL GAINS    PERIOD     TOTAL RETURN   PERIOD (000)

LIMITED TERM TAX FREE INCOME
INSTITUTIONAL CLASS
1995*            $ 9.95       $0.18       $ 0.04       $(0.18)       $   --        $ 9.99         2.28%+       $ 13,792
1994(1)            9.98        0.06        (0.03)       (0.06)           --          9.95         0.27%+         16,349
RETAIL CLASS A
1995*            $ 9.95       $0.18       $ 0.04       $(0.18)       $   --        $ 9.99         2.28%+       $    633
1994(2)           10.03        0.22        (0.07)       (0.23)           --          9.95         1.50%+            599
1993(3)(4)        10.00        0.18         0.02        (0.17)           --         10.03         2.02%          19,330

INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1995*            $10.28       $0.24       $ 0.20       $(0.24)       $   --        $10.48         4.31%+       $ 28,639
1994(5)           10.89        0.29        (0.61)       (0.29)           --         10.28        (2.91%)+         6,168
RETAIL CLASS A
1995*            $10.28       $0.25       $ 0.20       $(0.24)       $   --        $10.49         4.41%+       $  1,118
1994              10.92        0.44        (0.57)       (0.44)        (0.07)**      10.28        (1.25%)          1,128
1993              10.56        0.47         0.42        (0.47)        (0.06)        10.92         8.66%           2,969
1992              10.34        0.53         0.22        (0.53)           --         10.56         7.23%             725
1991(6)           10.04        0.50         0.31        (0.50)        (0.01)        10.34         8.15%+            637
1990(7)           10.08        0.56        (0.04)       (0.56)           --         10.04         5.31%             537
1989(7)           10.19        0.56        (0.11)       (0.56)           --         10.08         4.57%             491
1988(7)(8)        10.03        0.47         0.16        (0.47)           --         10.19         6.73%+            425

MINNESOTA INSURED INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1995*            $ 9.59       $0.22       $ 0.17       $(0.22)       $   --        $ 9.76         4.17%+       $ 66,208
1994(9)           10.00        0.25        (0.41)       (0.25)           --          9.59        (1.58%)+        20,272
RETAIL CLASS A
1995*            $ 9.58       $0.22       $ 0.18       $(0.22)       $   --        $ 9.76         4.28%+       $  1,874
1994(9)           10.00        0.25        (0.42)       (0.25)           --          9.58        (1.68%)+         1,508

COLORADO INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1995*            $10.16       $0.23       $ 0.19       $(0.24)       $   --        $10.34         4.22%+       $ 47,000
1994(10)          10.00        0.22         0.16        (0.22)           --         10.16         3.76%+          7,281
RETAIL CLASS A
1995*            $10.15       $0.24       $ 0.19       $(0.24)       $   --        $10.34         4.32%+       $  1,293
1994(10)          10.00        0.21         0.16        (0.22)           --         10.15         3.66%+            693

LIMITED TERM INCOME
INSTITUTIONAL CLASS
1995*            $ 9.85       $0.27       $(0.03)      $(0.27)       $   --        $ 9.82         2.52%+       $114,129
1994(5)           10.02        0.29        (0.17)       (0.29)           --          9.85         1.24%+         70,266
RETAIL CLASS A
1995*            $ 9.85       $0.27       $(0.03)      $(0.27)       $   --        $ 9.82         2.52%+       $ 10,374
1994              10.06        0.44        (0.22)       (0.43)           --          9.85         2.21%           9,509
1993(11)          10.00        0.29         0.07        (0.30)           --         10.06         3.61%+        121,800
RETAIL CLASS B
1995*(12)        $ 9.84       $0.17       $(0.12)      $(0.14)       $   --        $ 9.75         1.07%+       $     --
1994(13)           9.86        0.04         0.01        (0.07)           --          9.84         0.51%+              1

INTERMEDIATE TERM INCOME
INSTITUTIONAL CLASS
1995*            $ 9.55       $0.29       $ 0.11       $(0.30)       $   --        $ 9.65         4.26%+       $ 82,146
1994(5)           10.01        0.31        (0.46)       (0.31)           --          9.55        (1.48%)+        68,445
RETAIL CLASS A
1995*            $ 9.55       $0.30       $ 0.10       $(0.30)       $   --        $ 9.65         4.26%+       $  2,692
1994              10.22        0.46        (0.56)       (0.46)        (0.11)**       9.55        (1.05%)          3,208
1993(11)          10.00        0.41         0.29        (0.41)        (0.07)        10.22         7.21%+         67,291

INTERMEDIATE GOVERNMENT BOND
INSTITUTIONAL CLASS
1995*            $ 8.98       $0.27       $ 0.05       $(0.27)       $   --        $ 9.03         3.70%+       $88,417
1994(5)            9.41        0.27        (0.43)       (0.27)           --          8.98        (1.77%)+       27,776
RETAIL CLASS A
1995*            $ 8.98       $0.28       $ 0.05       $(0.27)       $   --        $ 9.04         3.70%+       $ 1,918
1994               9.52        0.41        (0.51)       (0.39)        (0.05)**       8.98        (1.13%)         1,977
1993              10.18        0.44         0.02        (0.44)        (0.68)         9.52         4.99%          3,716
1992              10.25        0.60         0.28        (0.60)        (0.35)        10.18         8.88%            589
1991(6)           10.01        0.65         0.24        (0.65)           --         10.25         9.13%+         1,756
1990(7)           10.05        0.75        (0.04)       (0.75)           --         10.01         7.41%          1,573
1989(7)            9.99        0.74         0.06        (0.74)           --         10.05         8.35%          1,501
1988(7)(8)        10.03        0.58        (0.01)       (0.61)           --          9.99         6.18%+           375

FIXED INCOME
INSTITUTIONAL CLASS
1995*            $10.37       $0.33       $ 0.19       $(0.34)       $(0.03)       $10.52         5.10%+       $188,547
1994(5)           11.11        0.38        (0.74)       (0.38)           --         10.37        (3.23%)+        90,187
RETAIL CLASS A
1995*            $10.37       $0.34       $ 0.19       $(0.34)       $(0.03)       $10.53         5.16%+       $  6,881
1994              11.38        0.57        (0.89)       (0.57)        (0.12)***     10.37        (2.92%)          8,028
1993              11.13        0.62         0.36        (0.61)        (0.12)        11.38         9.20%          53,601
1992              10.59        0.66         0.60        (0.66)        (0.06)        11.13        12.34%           5,645
1991(6)           10.01        0.65         0.58        (0.65)           --         10.59        12.48%+          6,045
1990(7)           10.44        0.74        (0.26)       (0.74)        (0.17)        10.01         5.14%           2,209
1989(7)           10.13        0.74         0.31        (0.74)           --         10.44        10.93%             555
1988(7)(8)        10.03        0.62         0.13        (0.65)           --         10.13         8.07%+            240
RETAIL CLASS B
1995*            $10.35       $0.30       $ 0.18       $(0.30)       $(0.03)       $10.50         4.70%+       $  1,537
1994(13)          10.54        0.08        (0.17)       (0.10)           --         10.35        (0.88%)+           115

MORTGAGE SECURITIES
INSTITUTIONAL CLASS
1995*            $ 9.71       $0.31       $ 0.11       $(0.31)       $   --        $ 9.82         4.57%+       $ 29,310
1994(5)           10.30        0.38        (0.59)       (0.38)           --          9.71        (2.15%)+        28,418
RETAIL CLASS A
1995*            $ 9.71       $0.31       $ 0.11       $(0.31)       $   --        $ 9.82         4.57%+       $    259
1994              10.34        0.56        (0.63)       (0.56)           --          9.71        (0.79%)            256
1993(11)          10.00        0.42         0.34        (0.42)           --         10.34         7.76%+         30,515

ASSET ALLOCATION
INSTITUTIONAL CLASS
1995*            $10.38       $0.19       $ 0.51       $(0.19)       $(0.25)       $10.64         6.93%+       $ 40,766
1994(5)           10.68        0.20        (0.30)       (0.20)           --         10.38        (0.90%)+        47,227
RETAIL CLASS A
1995*            $10.39       $0.19       $ 0.49       $(0.18)       $(0.25)       $10.64         6.76%+       $    706
1994              10.60        0.27        (0.08)       (0.26)        (0.14)        10.39         1.81%             707
1993(11)          10.00        0.19         0.60        (0.19)           --         10.60         8.01%+         56,393
RETAIL CLASS B
1995*            $10.37       $0.14       $ 0.50       $(0.15)       $(0.25)       $10.61         6.38%+       $    203
1994(13)          10.40        0.05        (0.03)       (0.05)           --         10.37         0.19%              11

BALANCED
INSTITUTIONAL CLASS
1995*            $10.54       $0.19       $ 0.65       $(0.18)       $(0.15)       $11.05         8.21%+       $150,640
1994(5)           10.86        0.25        (0.32)       (0.25)           --         10.54        (0.64%)+       125,285
RETAIL CLASS A
1995*            $10.54       $0.19       $ 0.63       $(0.17)       $(0.15)       $11.04         8.04%+       $ 13,571
1994              10.73        0.34        (0.02)       (0.34)        (0.17)        10.54         3.02%          13,734
1993(11)          10.00        0.28         0.75        (0.28)        (0.02)        10.73        10.39%+        111,225
RETAIL CLASS B
1995*            $10.53       $0.15       $ 0.64       $(0.14)       $(0.15)       $11.03         7.66%+       $    845
1994(13)          10.66        0.06        (0.12)       (0.07)           --         10.53        (0.55%)+           270

LIMITED VOLATILITY STOCK
INSTITUTIONAL CLASS
1995(14)         $10.00       $0.11        $0.61       $(0.10)         $--         $10.62         7.28%+       $15,642

(table continued)

                    RATIO OF      RATIO OF
                      NET       EXPENSES TO
      RATIO OF     INVESTMENT      AVERAGE
    EXPENSES TO    INCOME TO    NET ASSETS
      AVERAGE       AVERAGE     (EXCLUDING      PORTFOLIO
     NET ASSETS    NET ASSETS     WAIVERS)     TURNOVER RATE



        0.60%         3.64%          1.30%           28%
        0.60          3.26           1.28            57

        0.60%         3.66%          1.55%           28%
        0.90          2.47           1.53            57
        0.81          2.30           1.76            22



        0.68%         4.83%          1.22%           43%
        0.45          4.48           2.20            52

        0.68%         4.74%          1.47%           43%
        0.59          4.13           2.78            52
        0.71          4.31           5.09            27
        0.99          4.83          16.09            23
        0.99          5.35          15.48            15
        1.08          5.58          13.85             4
        1.09          5.57          19.55             4
        0.84          5.87          13.60             0



        0.70%         4.83%          1.07%           18%
        0.67          4.57           1.59            22

        0.70%         4.78%          1.32%           18%
        0.67          4.57           1.84            22



        0.70%         4.96%          1.16%            7%
        0.69          4.51           4.71             4

        0.70%         4.96%          1.41%            7%
        0.69          4.51           4.96             4



        0.60%         5.44%          0.99%           61%
        0.60          4.40           1.03            48

        0.60%         5.34%          1.24%           61%
        0.60          4.17           1.23            48
        0.60          3.61           1.27           104

        1.60%         5.18%          1.99%           61%
        1.60          3.50           2.03            48



        0.70%         6.16%          0.98%           15%
        0.58          4.81           1.07           177

        0.70%         6.16%          1.23%           15%
        0.69          2.48           1.24           177
        0.70          4.90           1.29           163



        0.70%         6.24%          1.04%           10%
        0.36          5.32           1.45            74

        0.70%         6.13%          1.29%           10%
        0.53          4.49           2.14            74
        0.71          4.00           4.73           182
        0.99          6.03          14.14           101
        0.99          6.99           6.76           100
        1.08          7.57           5.55            40
        1.19          7.49           9.65            72
        0.95          6.78          17.20             0



        0.70%         6.60%          1.00%           28%
        0.61          5.53           0.92           142

        0.77%         6.45%          1.25%           28%
        0.68          3.83           1.06           142
        0.70          5.65           1.14            91
        0.99          6.12           2.68           180
        0.99          6.85           4.11           176
        1.07          7.49           5.46           144
        1.22          7.26          22.44           157
        0.96          7.18          20.70            93

        1.70%         5.71%          2.00%           28%
        1.70          4.89           1.92           142



        0.70%         6.43%          1.03%           14%
        0.56          5.79           1.07            35

        0.70%         6.42%          1.28%           14%
        0.70          5.12           1.30            35
        0.70          5.24           1.42            29



        0.77%         3.76%          1.01%           63%
        0.75          2.91           1.12            32

        0.92%         3.61%          1.26%           63%
        0.75          2.01           1.29            32
        0.75          2.40           1.34            31

        1.77%         2.80%          2.01%           63%
        1.75          1.94           2.12            32



        0.78%         3.72%          0.97%           26%
        0.75          3.51           1.05            98

        0.92%         3.56%          1.22%           26%
        0.77          2.63           1.24            98
        0.75          3.31           1.29            77

        1.78%         2.78%          1.97%           26%
        1.75          2.80           2.05            98



        0.75%         2.84%         1.33%           20%




+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

*    All ratios for the period have been annualized.

**   Represents distributions in excess of net realized gains.

***  (0.11) consists of distributions in excess of net realized gains.

(1) Institutional Class shares have been offered since August 2, 1994. All ratios for the period have been annualized.

(2) On April 28, 1994 the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994. All ratios for the period have been annualized.

(3)  For the period ended November 30.

(4) Commenced operations on February 19, 1993. All ratios for the period have been annualized.

(5) Institutional Class shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(6) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(7)  For the period ended October 31.

(8) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(9) Commenced operations on February 28, 1994. All ratios for the period have been annualized.

(10) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(11) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(12) Closed operations on January 31, 1995. All ratios for the period have been annualized.

(13) Retail Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(14) Commenced operations on November 15, 1994. All ratios for the period have been annualized.



FINANCIAL HIGHLIGHTS (concluded)                                    (Unaudited)

For the period ended March 31, 1995 and the periods ended September 30, For a share outstanding throughout the period


                                              REALIZED
                                                 AND
                 NET ASSET                   UNREALIZED    DIVIDENDS                   NET ASSET
                   VALUE          NET         GAINS OR     FROM NET    DISTRIBUTIONS     VALUE                     NET ASSETS
                 BEGINNING    INVESTMENT     (LOSSES) ON  INVESTMENT       FROM         END OF                       END OF
                 OF PERIOD   INCOME (LOSS)   INVESTMENTS    INCOME     CAPITAL GAINS    PERIOD     TOTAL RETURN   PERIOD (000)

EQUITY INDEX
INSTITUTIONAL CLASS
1995*             $10.67         $0.13         $ 0.86       $(0.13)       $(0.09)       $11.44         9.50%+       $177,063
1994(1)            10.85          0.20          (0.18)       (0.20)           --         10.67         0.18%+        163,688
RETAIL CLASS A
1995*             $10.68         $0.12         $ 0.86       $(0.12)       $(0.09)       $11.45         9.42%+       $  1,195
1994               10.60          0.25           0.09        (0.25)        (0.01)        10.68         3.25%             758
1993(2)            10.00          0.20           0.60        (0.20)           --         10.60         8.02%+        139,957
RETAIL CLASS B
1995*             $10.66         $0.12         $ 0.81       $(0.09)       $(0.09)       $11.41         8.89%+       $     95
1994(3)            10.68          0.01           0.04        (0.07)           --         10.66         0.48%+             29

EQUITY INCOME
INSTITUTIONAL CLASS
1995*             $ 9.89         $0.20         $ 0.43       $(0.19)       $   --        $10.33         6.54%+       $ 41,954
1994(4)             9.90          0.07          (0.03)       (0.05)           --          9.89         0.45%+         17,489
RETAIL CLASS A
1995              $ 9.89         $0.21         $ 0.42       $(0.19)       $   --        $10.33         6.50%+       $  1,762
1994(5)             9.87          0.41             --        (0.39)           --          9.89         4.22%+          1,852
1993(6)(7)         10.00          0.57          (0.14)       (0.56)           --          9.87         4.44%+         28,786
RETAIL CLASS B
1995*             $ 9.88         $0.17         $ 0.41       $(0.16)       $   --        $10.30         5.99%+       $    159
1994(3)             9.87          0.04           0.02        (0.05)           --          9.88         0.57%+              1

STOCK
INSTITUTIONAL CLASS
1995*             $16.50         $0.18         $ 1.37       $(0.16)       $(0.59)       $17.30         9.86%+       $232,328
1994(1)            16.47          0.25           0.03        (0.25)           --         16.50         1.70%+        154,949
RETAIL CLASS A
1995*             $16.51         $0.17         $ 1.37       $(0.15)       $(0.59)       $17.31          9.80%+      $  9,717
1994               16.00          0.31           1.00        (0.30)        (0.50)        16.51          8.35%          8,421
1993               14.04          0.22           1.99        (0.23)        (0.02)        16.00         15.82%        134,186
1992               13.62          0.24           0.81        (0.29)        (0.34)        14.04          7.88%          3,644
1991(8)            10.64          0.28           2.95        (0.22)        (0.03)        13.62         30.49%+         2,386
1990(9)            12.09          0.25          (1.17)       (0.25)        (0.28)        10.64         (8.22%)         1,161
1989(9)            10.35          0.25           1.70        (0.20)        (0.01)        12.09         20.33%            323
1988(9)(10)        10.03          0.27           0.35        (0.30)           --         10.35          6.40%+           206
RETAIL CLASS B
1995*             $16.49         $0.15         $ 1.32       $(0.11)       $(0.59)       $17.26          9.33%+      $  1,473
1994(3)            16.65          0.03          (0.10)       (0.09)           --         16.49         (0.43%)+          346

DIVERSIFIED GROWTH
INSTITUTIONAL CLASS
1995*             $ 9.10         $0.08         $ 0.84       $(0.08)       $   --        $ 9.94         10.19%+      $ 79,275
1994(4)             8.92          0.03           0.18        (0.03)           --          9.10          2.36%+        31,875
RETAIL CLASS A
1995*             $ 9.09         $0.08         $ 0.84       $(0.08)       $   --        $ 9.93         10.17%+      $  1,827
1994(5)             9.39          0.10          (0.29)       (0.11)           --          9.09         (2.07%)+        1,900
1993(6)(7)         10.00          0.11          (0.63)       (0.09)           --          9.39         (5.18%)+       31,084
RETAIL CLASS B
1995*             $ 9.09         $0.06         $ 0.82       $(0.05)       $   --        $ 9.92          9.70%+      $     70
1994(3)             8.87          0.01           0.23        (0.02)           --          9.09          2.75%+            12

SPECIAL EQUITY
INSTITUTIONAL CLASS
1995*             $17.30         $0.19         $(0.08)      $(0.18)       $(1.02)       $16.21          1.11%+      $166,545
1994(1)            16.34          0.22           0.96        (0.22)           --         17.30          7.31%+       128,806
RETAIL CLASS A
1995*             $17.30         $0.18         $(0.08)      $(0.17)       $(1.02)       $16.21          1.05%+      $  8,726
1994               15.81          0.28           2.52        (0.28)        (1.03)        17.30         18.70%          7,333
1993               13.61          0.23           2.32        (0.25)        (0.10)        15.81         18.91%         81,899
1992               12.98          0.21           1.61        (0.27)        (0.92)        13.61         15.17%          3,586
1991(8)            10.33          0.30           2.61        (0.26)           --         12.98         28.38%+         3,423
1990(9)            12.96          0.47          (2.03)       (0.46)        (0.61)        10.33        (13.24%)         2,761
1989(9)            11.55          0.47           1.39        (0.41)        (0.04)        12.96         17.41%          2,000
1988(9)(10)        10.03          0.34           1.57        (0.39)           --         11.55         19.56%+           578
RETAIL CLASS B
1995*             $17.29         $0.18         $(0.16)      $(0.13)       $(1.02)       $16.16          0.52%+      $  2,094
1994(3)            16.51          0.01           0.85        (0.08)           --         17.29          5.22%+           370

REGIONAL EQUITY
INSTITUTIONAL CLASS
1995*             $12.52         $0.05          $1.17       $(0.06)       $(0.32)       $13.36         10.11%+      $120,569
1994(1)            12.41          0.07           0.11        (0.07)           --         12.52          1.46%+        96,045
RETAIL CLASS A
1995*             $12.52         $0.04          $1.17       $(0.05)       $(0.32)       $13.36         10.06%+      $ 10,008
1994               11.96          0.08           0.71        (0.07)        (0.16)        12.52          6.76%          8,345
1993(2)            10.00          0.05           1.96        (0.05)           --         11.96         20.17%+        58,427
RETAIL CLASS B
1995*             $12.50         $0.03          $1.12       $(0.03)       $(0.32)       $13.30          9.57%+      $  1,156
1994(3)            12.19            --           0.33        (0.02)           --         12.50          2.73%+           185

EMERGING GROWTH
INSTITUTIONAL CLASS
1995*             $10.56         $0.02          $0.85       $(0.02)       $(0.15)       $11.26          8.46%+      $ 21,036
1994(11)           10.00          0.01           0.56        (0.01)           --         10.56          5.68%+         6,849
RETAIL CLASS A
1995*             $10.57         $0.01          $0.85       $(0.02)       $(0.15)       $11.26          8.25%+      $    134
1994(11)           10.00          0.01           0.57        (0.01)           --         10.57          5.88%+            91
RETAIL CLASS B
1995*             $10.55        $(0.01)        $ 0.82         $--         $(0.15)       $11.21           7.87%+     $    52
1994(3)             9.89         (0.01)          0.67          --             --         10.55           6.67%+          18

INTERNATIONAL
INSTITUTIONAL CLASS
1995*             $10.22        $ 0.01         $(1.71)        $--         $   --        $ 8.52         (16.63)%+    $65,629
1994(11)           10.00         (0.01)          0.23          --             --         10.22           2.20%+      47,963
RETAIL CLASS A
1995*             $10.21        $   --         $(1.70)        $--         $   --        $ 8.51         (16.65)%+    $   499
1994(12)            9.98         (0.01)          0.24          --             --         10.21           2.30%+         464
RETAIL CLASS B
1995*             $10.21        $(0.03)        $(1.72)        $--         $   --        $ 8.46         (17.14)%+    $    68
1994(3)            10.23         (0.01)         (0.01)         --             --         10.21          (0.20)%+         22

TECHNOLOGY
INSTITUTIONAL CLASS
1995*             $11.19        $(0.01)        $ 2.03         $--         $(0.23)       $12.98          18.29%+     $15,377
1994(11)           10.00         (0.01)          1.20          --             --         11.19          11.90%+       6,491
RETAIL CLASS A
1995*             $11.19        $(0.01)        $ 2.02         $--         $(0.23)       $12.97          18.20%+     $   256
1994(11)           10.00         (0.01)          1.20          --             --         11.19          11.90%+          61
RETAIL CLASS B
1995*             $11.17        $   --         $ 1.94         $--         $(0.23)       $12.88          17.60%+     $   169
1994(3)             9.85         (0.02)          1.34          --             --         11.17          13.40%+           2

(table continued)

                      RATIO OF NET     RATIO OF
                       INVESTMENT     EXPENSES TO
         RATIO OF     INCOME (LOSS)     AVERAGE
        EXPENSES TO        TO         NET ASSETS
          AVERAGE        AVERAGE      (EXCLUDING      PORTFOLIO
        NET ASSETS     NET ASSETS      WAIVERS)     TURNOVER RATE



           0.35%          2.49%         0.96%             2%
           0.35           2.59          1.03             11

           0.51%          2.34%         1.21%             2%
           0.35           2.23          1.23             11
           0.35           2.52          1.30              1

           1.35%          1.50%         1.96%             2%
           1.35           1.68          2.03             11



           0.75%          4.45%         1.09%             7%
           0.75           5.61          1.14            108

           0.82%          4.21%         1.34%             7%
           0.88           4.88          1.39            108
           0.75           6.09          1.36             68

           1.75%          4.15%         2.09%             7%
           1.75           4.39          2.14            108



           0.78%          2.21%         0.97%            22%
           0.75           2.28          1.01             65

           0.93%          2.04%          1.22%           22%
           0.76           1.51           1.20            65
           0.75           1.94           1.28            48
           1.45           1.75           4.46            39
           1.45           2.47           7.42            76
           1.45           2.24           9.47            41
           1.24           2.26          36.39            74
           1.02           2.67          28.60            80

           1.78%          1.31%          1.97%           22%
           1.75           1.58           2.01            65



           0.75%          1.92%          1.06%           11%
           0.75           2.37           1.08           101

           0.83%          1.76%          1.31%           11%
           0.90           1.15           1.33           101
           0.78           1.26           1.25             5

           1.75%          1.03%          2.06%           11%
           1.75           1.20           2.08           101



           0.85%          2.47%          0.98%           38%
           0.79           1.93           1.03           116

           1.00%          2.30%          1.23%           38%
           0.81           1.88           1.23           116
           0.81           2.07           1.31           104
           1.50           1.61           4.18           146
           1.50           2.60           5.13           116
           1.50           4.09           4.21           113
           1.38           4.07           8.68           102
           1.20           4.02          15.60            51

           1.85%          1.54%          1.98%           38%
           1.68           0.47           2.03           116



           0.83%          0.83%          0.98%           18%
           0.80           0.82           1.05            41

           0.98%          0.68%          1.23%           18%
           0.82           0.59           1.25            41
           0.80           0.59           1.30            28

           1.83%         (0.13)%         1.98%           18%
           1.80          (0.41)          2.05            41



           0.82%          0.31%          1.49%           17%
           0.80           0.23           2.59            19

           0.91%          0.22%          1.74%           17%
           0.79           0.23           2.84            19

           1.82%         (0.70)%         2.49%           17%
           1.80          (0.85)          3.59            19



           1.75%          0.08%          1.91%           23%
           1.75          (0.19)          2.05            16

           1.85%         (0.10)%         2.02%           23%
           1.75          (0.26)          2.30            16

           2.75%         (0.95)%         2.97%           23%
           2.75          (0.71)          3.05            16



           0.84%         (0.20)%         1.53%           28%
           0.80          (0.21)          3.12            43

           0.98%         (0.30)%         1.84%           28%
           0.80          (0.21)          3.37            43

           1.84%         (0.99)%         2.59%           28%
           1.80          (1.44)          4.12            43




+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

*    All ratios for the period have been annualized.

(1) Institutional Class shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(2) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(3) Retail Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(4) Institutional Class shares have been offered since August 2, 1994. All ratios for the period have been annualized.

(5) On April 28, 1994 the Board of Directors of FAMF approved a change in FAMF's fiscal year end from November 30 to September 30, effective September 30, 1994. All ratios for the period have been annualized.

(6)  For the period ended November 30.

(7) Commenced operations on December 18, 1992. All ratios for the period have been annualized.

(8) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(9)  For the period ended October 31.

(10) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(11) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(12) Retail Class A shares have been offered since April 7, 1994. All ratios for the period have been annualized.



NOTES TO FINANCIAL STATEMENTS----MARCH 31, 1995                     (Unaudited)


1    ORGANIZATION

First American Limited Tax Free Income Fund (formerly Boulevard Managed Municipal Fund), Intermediate Tax Free Fund (formerly Municipal Bond Fund), Minnesota Insured Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Limited Term Income Fund, Intermediate Term Income Fund, Intermediate Government Bond Fund (formerly Government Bond Fund), Fixed Income Fund, Mortgage Securities Fund, Asset Allocation Fund, Balanced Fund, Limited Volatility Stock Fund, Equity Index Fund, Equity Income Fund (formerly Boulevard Strategic Balanced Fund), Stock Fund, Diversified Growth (formerly Boulevard Blue-Chip Growth Fund), Special Equity Fund, Regional Equity Fund, Emerging Growth Fund, International Fund, Technology Fund, and Real Estate Securities Fund are registered under the Investment Company Act of 1940, as amended, as open end, management investment companies. The Real Estate Securities Fund was not in operation at March 31, 1995. The Funds' articles of incorporation permit the Board of Directors to create additional funds in the future.

The Funds offer three classes of shares: the Institutional Class C Shares, the Retail Class A Shares, and the Retail Class B Shares. Each class is sold pursuant to different sales arrangements and bear different expenses.


2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


The significant accounting policies followed by the Funds are as follows:

Security Valuation -- Investment securities of the Funds which are listed on a securities exchange for which market quotations are available are valued by an independent pricing service at the last quoted sales price for such securities on each business day. If there is no such reported sale, these securities and unlisted securities for which market quotations are readily available are valued at the most recent quoted bid price. Debt obligations with sixty days or less remaining until maturity may be valued at their amortized cost. Under this valuation method, purchase discounts and premiums are accreted and amortized ratably to maturity and are included in interest income. Foreign securities are valued based upon quotation from the primary market in which they are traded. When market quotations are not readily available, securities are valued at fair value as determined in good faith by procedures established by the Board of Directors.

Security Transactions and Investment Income -- The Funds record security transactions on the trade date, the date the securities are purchased or sold. Dividend income is recorded on the ex-dividend date. Interest income, including amortization of bond premium and discount, is recorded on the accrual basis. Security gains and losses are determined on the basis of identified cost, which is the same basis used for Federal income tax purposes.

Distributions to Shareholders -- Limited Tax Free Income Fund, Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Limited Term Income Fund, Intermediate Term Income Fund, Intermediate Government Bond Fund, Fixed Income Fund, Mortgage Securities Fund, Asset Allocation Fund, Balanced Fund, Limited Volatility Stock Fund, Equity Index Fund, Equity Income Fund, Stock Fund, Diversified Growth, and Special Equity Fund declare and pay income dividends monthly. Regional Equity Fund, Emerging Growth Fund and Technology Fund declare and pay income dividends quarterly. International Fund declares and pays dividends annually. Any net realized capital gains on sales of securities for a fund are distributed to shareholders at least annually.

Federal Taxes -- It is each Fund's intention to continue to qualify as a regulated investment company and distribute all of its taxable income. Accordingly, no provision for Federal income taxes is required. For Federal income tax purposes required distributions related to realized gains from security transactions are computed as of October 31st.

Futures Transactions -- In order to gain exposure to or protect against changes in the market, certain Funds may enter into S&P Stock Index futures contracts and other stock futures contracts.

Upon entering into a futures contract, the Fund is required to deposit cash or pledge "U.S." Government securities in an amount equal to five percent of the purchase price indicated in the futures contract (initial margin). Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying security or securities, are made or received by the Fund each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contracts are closed, the Fund records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Fund's basis in the contracts. Risks of entering into futures contracts include the possibility that there will not be a perfect price correlation between the futures contracts and the underlying securities. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that a Fund could lose more than the original margin deposit required to initiate a futures transaction. Unrealized gains or losses on outstanding positions in futures contracts held at the close of the year will be recognized as capital gains or losses for Federal income tax purposes.

Repurchase Agreements -- The Funds may enter into repurchase agreements with member banks of the Federal Deposit Insurance Company or registered broker dealers whom the Adviser or Sub-Adviser deems creditworthy under guidelines approved by the Board of Directors, subject to the seller's agreement to repurchase such securities at a mutually agreed upon date and price. The repurchase price would generally equal the price paid by the Fund plus interest negotiated on the basis of current short-term rates.

Securities pledged as collateral for repurchase agreements are held by the custodian bank until the respective agreements mature. The Portfolios may also invest in tri-party repurchase agreements. Securities held as collateral for tri-party repurchase agreements are maintained in a segregated account by the broker's custodian bank until the maturity of the repurchase agreement. Provisions of the repurchase agreements ensure that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default of the counterparty. If the counterparty defaults and the value of the collateral declines or if the counterparty enters an insolvency proceeding, realization of the collateral by the Funds may be delayed or limited.

Securities Purchased on a When-Issued Basis -- Delivery and payment for securities which have been purchased by a Fund on a forward commitment or when-issued basis can take place up to a month or more after the transaction date. During this period, such securities are subject to market fluctuations and the portfolio maintains, in a segregated account with its custodian, assets with a market value equal to or greater than the amount of its purchase commitments.

Foreign Currency Translation -- The books and records of the International Fund are maintained in U.S. dollars on the following bases:

     (I) market value of investment securities, assets and liabilities at the current rate of exchange; and

     (II) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The International Fund does not isolate that portion of gains and losses on investments in equity securities which is due to changes in the foreign exchange rates from that which is due to change in market prices of equity securities.

The International Fund reports certain foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income for Federal income tax purposes.

Forward Foreign Currency Contracts -- The International Fund enters into forward foreign currency contracts as hedges against either specific transactions or fund positions. The aggregate principal amount of the contracts are not recorded as the International Fund intends to settle the contracts prior to delivery. All commitments are "marked-to-market" daily at the applicable foreign exchange rate and any resulting unrealized gains or losses are recorded currently. The International Fund realizes gains or losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the year will be recognized as ordinary income or loss for Federal income tax purposes.

Expenses -- Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net asset value. Class specific expenses, such as the 12b-1 fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net asset value each day.


3    INVESTMENT SECURITY TRANSACTIONS


During the period ended March 31, 1995, purchases of securities and proceeds from sales of securities, other than temporary investments in short-term securities, were as follows (000):


                                    U.S. GOVERNMENT      OTHER INVESTMENT
                                       SECURITIES          SECURITIES
                                    PURCHASES  SALES   PURCHASES   SALES

      Limited Term Tax Free
        Income Fund                   $        $        $ 4,329   $ 6,605
      Intermediate Tax
       Free Fund                        --       --      29,678     8,604
      Minnesota Insured
       Intermediate Tax
       Free Fund                        --       --      51,239     7,301
      Colorado Intermediate
       Tax Free Fund                    --       --      38,456     2,024
      Limited Term Income Fund         1,002     --      63,040    45,539
      Intermediate Term
       Income Fund                    17,573    9,200     1,929     1,558
      Intermediate Government
       Bond Fund                      59,204    5,700      --        --
      Fixed Income Fund               86,613   38,285    22,830       739
      Mortgage Securities Fund         4,936    3,460         0       320
      Asset Allocation Fund           16,546   21,797     4,230    12,114
      Balanced Fund                   21,213   17,382    27,970    19,220
      Limited Volatility Stock Fund     --       --      14,899     2,323
      Equity Index Fund                 --       --       2,646    10,246
      Equity Income Fund                --       --      23,551     2,061
      Stock Fund                        --       --      91,691    39,660
      Diversified Growth Fund           --       --      45,743     5,590
      Special Equity Fund               --       --      73,950    44,033
      Regional Equity Fund              --       --      36,293    18,206
      Emerging Growth Fund              --       --      13,913     1,971
      International Fund                --       --      38,678    12,099
      Technology Fund                   --       --      10,109     2,936


At March 31, 1995 the total cost of securities for Federal Income Tax purposes, was not materially different from amounts reported for financial reporting purposes. The aggregate gross unrealized appreciation and depreciation for securities held by the Funds at March 31, 1995 is as follows
(000):


                                        AGGREGATE       AGGREGATE
                                          GROSS           GROSS
                                       APPRECIATION    DEPRECIATION      NET
      Limited Term Tax Free Income Fund  $    42         $   (36)     $     6
      Intermediate Tax Free Fund             689             (17)         672
      Minnesota Insured Intermediate
      Tax  Free Fund                       1,537             (76)       1,461
      Colorado Intermediate Tax Free
      Fund                                 1,421              (2)       1,419
      Limited Term Income Fund               126          (1,873)      (1,747)
      Intermediate Term Income Fund          391          (1,478)      (1,087)
      Intermediate Government Bond
      Fund                                   911            (171)         740
      Fixed Income Fund                    2,860            (730)       2,130
      Mortgage Securities Fund               104            (995)        (891)
      Asset Allocation Fund                3,345            (752)       2,593
      Balanced Fund                       13,407          (2,732)      10,675
      Limited Volatility Stock Fund        1,044            (176)         868
      Equity Index Fund                   25,117          (6,969)      18,148
      Equity Income Fund                   2,573            (595)       1,978
      Stock Fund                          27,150          (2,081)      25,069
      Diversified Growth Fund              7,805          (1,046)       6,759
      Special Equity Fund                 10,034          (3,439)       6,595
      Regional Equity Fund                24,417          (6,723)      17,694
      Emerging Growth Fund                 2,425            (850)       1,575
      International Fund                   2,446          (8,988)      (6,542)
      Technology Fund                      2,554            (497)       2,057


4    FEES AND EXPENSES

Pursuant to an investment advisory agreement (the Agreement), First Bank National Association (the Adviser) manages each Fund's assets and furnishes related office facilities, equipment, research and personnel. The Agreement requires each Fund to pay the Adviser a monthly fee based upon average daily net assets. The fee for all funds, other than the International Fund, is equal to an annual rate of .70% of the average daily net assets. The fee for the International Fund is equal to an annual rate of 1.25% of average daily net assets. Through a separate contractual agreement, First Trust National Association, an affiliate of the Adviser, serves as the Funds' custodian. Marvin & Palmer Associates, Inc., serves as Sub-Adviser to the International Fund pursuant to a Sub-Advisory Agreement with the Adviser.

SEI Financial Services Company (SFS) and SEI Financial Management Corporation, (SFM) serve as distributor and administrator of the Funds, respectively. Under the distribution plan, each of the Funds pay SFS a monthly distribution fee of .25% of each Fund's average daily net assets of the Retail class A shares and 1.00% of the Retail class B shares, which may be used by SFS to provide compensation for sales support and distribution activities. SFM provides administrative services, including certain accounting, legal and shareholder services, at an annual rate of .12% of each Fund's average daily net assets, with a minimum annual fee of $50,000 per Fund.

In addition to the investment advisory and management fees, custodian fees, distribution fees, administrator and transfer agent fees, each fund is responsible for paying most other operating expenses including organization costs, fees and expenses of outside directors, registration fees, printing shareholder reports, legal, auditing, insurance and other miscellaneous expenses.

During the period ended March 31, 1995, the Adviser and other parties waived a portion of their contractual fees in order to assist the Funds in maintaining a competitive expense ratio. Expenses were waived as follows
(000):


                                 WAIVER OF
                                INVESTMENT      WAIVER OF        WAIVER OF
                                 ADVISORY     ADMINISTRATOR    DISTRIBUTION
                                   FEES            FEES          FEES (1)
      Limited Term Tax Free
       Income Fund                 $ 54            $--              $ 1
      Intermediate Tax Free Fund     57             --                1
      Minnesota Insured
       Intermediate Tax Free Fund    79             --                2
      Colorado Intermediate
       Tax Free Fund                 69             --                1
      Limited Term Income Fund      151             12               12
      Intermediate Term
       Income Fund                   95             11                3
      Intermediate Government
       Bond Fund                    102              6                3
      Fixed Income Fund             206             20                6
      Mortgage Securities Fund       48             --               --
      Asset Allocation Fund          45              7               --
      Balanced Fund                 119             21                7
      Limited Volatility
       Stock Fund                    27             --               --
      Equity Index Fund             485             17               --
      Equity Income Fund             57             --                1
      Stock Fund                    170             20                4
      Diversified Growth Fund        84              6                1
      Special Equity Fund            73             21                4
      Regional Equity Fund           69             16                4
      Emerging Growth Fund           44             --               --
      International Fund             42              5                1
      Technology Fund                41             --               --


(1)  Retail class A

For the period ended March 31, 1995, legal fees and expenses were paid to a law firm of which the secretary of the funds is a partner.

Effective April 14, 1995, Supervised Service Company was acquired by DST Systems, Inc. DST Systems, Inc. now provides transfer agent services for the Funds.

A Contingent Deferred Sales Charge (CDSL) is imposed on redemptions made in the Retail Class B. The CDSL varies depending on the number of years from time of payment for the purchase of Class B shares until the redemption of such shares.


                         CONTINGENT DEFERRED SALES
                                  CHARGE
     YEAR SINCE          AS A PERCENTAGE OF DOLLAR
      PURCHASE           AMOUNT SUBJECT TO CHARGE
      First                        5.00%
      Second                       5.00%
      Third                        4.00%
      Fourth                       3.00%
      Fifth                        2.00%
      Sixth                        1.00%
      Seventh                      0.00%
      Eighth                       0.00%


For the period ended March 31, 1995, sales charges retained by SFS for distributing the Funds' shares were approximately $28,000.


5    DEFERRED ORGANIZATIONAL COSTS


The Funds incurred organization expenses in connection with their start-up and initial registration. These costs were allocated equally to each fund and are being amortized over 60 months on a straight-line basis.


6    FORWARD FOREIGN CURRENCY CONTRACTS


The Portfolios enter into forward foreign currency exchange contracts as hedges against portfolio positions. Such contracts, which protect the value of the Portfolio's investment securities against a decline in the value of the hedged currency, do not eliminate fluctuations in the underlying prices of the securities. They simply establish an exchange rate at a future date. Also, although such contracts tend to minimize the risk of loss due to a decline in the value of a hedged currency, at the same time they tend to limit any potential gain that might be realized should the value of such foreign currency increase.


The following forward foreign currency contracts were outstanding at March 31, 1995.


                                         INTERNATIONAL FUND

                                                                        NET
                                         CONTRACTS TO      IN       UNREALIZED
                                            DELIVER/    EXCHANGE   APPRECIATION/
                      SETTLEMENT            RECEIVE       FOR     (DEPRECIATION)
                        DATES                (000)       (000)        (000)
Foreign Currency
  Sales                4/13/95     CH            560      $   472     $ (23)
                       4/13/95     CH            610          518       (21)
                       4/13/95     DM          1,240          873       (29)
                       4/13/95     DM          1,450        1,026       (29)
                       4/13/95     UK            590          931       (24)
                       4/13/95     UK            750        1,189       (26)
                       4/13/95     UK            340          541       (10)
                       4/13/95     IT      1,064,200          629         4
                       4/13/95     IT        957,000          567         4
                       4/13/95     JY        365,840        4,011      (212)
                       4/13/95     JY        327,110        3,586      (189)
                       4/13/95     SK         12,510        1,717        24
                       4/13/95     SK         13,270        1,828        32
                                                          $17,888     $(499)
Foreign Currency
  Purchases             4/3/95     SG            215      $   152     $   1
                        4/5/95     MY            267          105         1
                       4/11/95     UK             19           30        --
                       4/13/95     IT        267,900          157         1
                       4/13/95     JY        354,810        4,103        (8)
                       4/13/95     DM          1,240          906        (4)
                       4/13/95     DM             10            7        --
                                                          $ 5,460     $  (9)
                                                                      $(508)



CURRENCY LEGEND

CH Swiss Francs
DM German Marks
IT Italian Lira
JY Japanese Yen
MY Malaysian Ringett
SG Singapore Dollar
SK Swedish Krona
UK British Pounds Sterling



7    FUTURES CONTRACTS


The Equity Index Portfolio's investment in S&P 500 Index futures contracts is designed to assist the Portfolio in more closely approximating the performance of the S&P 500 Index. Risks of entering into S&P 500 Index futures contracts include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Should the S&P 500 Index move unexpectedly, the Portfolio may not receive the anticipated benefits from the S&P 500 Index futures contracts and may realize a loss. At March 31, 1995, open S&P 500 Index futures contracts were as follows:


     NUMBER                             UNREALIZED
       OF      TRADE      SETTLEMENT      GAIN
   CONTRACTS   PRICE        MONTH         (000)
       32     $497.10      JUNE 1995      $117
        2      499.05      June 1995         5
        1      494.50      June 1995         5
        1      499.65      June 1995         3
                                          $130


8    CONCENTRATION OF CREDIT RISK

The Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, and Colorado Intermediate Tax Free Fund invest in debt instruments of municipal issuers. Although these Funds maintain a diversified portfolio, the issuers ability to meet their obligations may be affected by economic developments in a specific state or region.


The Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, and Colorado Intermediate Tax Free Fund invest in securities which include revenue bonds, tax and revenue anticipation notes, and general obligation bonds. At March 31, 1995, the percentage of portfolio investments by each revenue source was as follows:


                        LIMITED                    MINNESOTA        COLORADO
                         TERM    INTERMEDIATE       INSURED       INTERMEDIATE
                       TAX FREE    TAX FREE       INTERMEDIATE      TAX FREE
                         FUND        FUND        TAX FREE FUND        FUND

REVENUE BONDS:
 Education Bonds           1%           7%             5%               5%
 Health Care Bonds         5           11             17                4
 Transportation Bonds     13            1              2                4
 Utility Bonds            18           18              6                6
 Housing Bonds            12           12             25                5
 Pollution Control Bonds  --            5              6                2
 Industrial Bonds          3           --             --                1
 Other                     9           17              8               22
GENERAL OBLIGATIONS       34           29             25               51
TAX AND REVENUE
 ANTICIPATION NOTES        5           --              6               --
                         100%         100%           100%             100%


The rating of long-term debt as a percentage of total value of investments at March 31, 1995 is as follows:



                       LIMITED                       MINNESOTA        COLORADO
                         TERM      INTERMEDIATE       INSURED       INTERMEDIATE
                       TAX FREE      TAX FREE       INTERMEDIATE      TAX FREE
                         FUND          FUND        TAX FREE FUND        FUND

STANDARD & POORS RATINGS:
       AAA                29%           53%              67%             58%
       AA                 18            20               --              19
       AA+                 7             1                6              --
       AA-                 2             9                9              --
       A+                  7             5                5               3
       A                   9             2               --               5
       A-                  2            --               --              --
       BBB+                3            --               --              --

       BBB                --             --              --                1
       NR                 23             10              13               14
                         100%           100%            100%             100%


9    ACQUISITION OF FIRST AMERICAN MUTUAL FUND MANAGED INCOME FUND

On February 3, 1995 Limited Term Income acquired all net assets of First American Mutual Fund (FAMF) Managed Income pursuant to a plan of reorganization approved by the FAMF shareholders on December 16, 1994. The acquisition was accompanied by a tax-free exchange of 4,042,254 Shares of Managed Income Fund Institutional Class for 3,916,789 shares of Limited Term Income Fund Institutional Class, and 482,125 Shares of Managed Income Retail Class A for 467,263 shares of Limited Term Income Retail Class A outstanding as of the close of business on February 3, 1995. Managed Income Fund net assets at the date were combined with those of Limited Term Income Fund. The aggregate net assets of Limited Term Income Fund and Managed Income Fund before the acquisition were $77,167,375 and $42,885,635 respectively.

In addition, under the reorganization agreement the FAMF Limited Term Tax Free Income, FAMF Equity Income, and FAMF Diversified Growth Funds, were merged into a new FAIF fund which was identical to the respective FAMF fund.


FIRST AMERICAN INVESTMENT FUNDS, INC.
680 East Swedesford Road
Wayne, Pennsylvania 19087



Investment Adviser
FIRST BANK NATIONAL ASSOCIATION
601 Second Avenue South
Minneapolis, Minnesota 55402



Custodian
FIRST TRUST NATIONAL ASSOCIATION
180 East Fifth Street
St. Paul, Minnesota 55101



Administrator
SEI FINANCIAL MANAGEMENT CORPORATION
680 East Swedesford Road
Wayne, Pennsylvania 19087



Transfer Agent
DST SYSTEMS, INC.
811 Main Street
Kansas City, Missouri 64105



Distributor
SEI FINANCIAL SERVICES COMPANY
680 East Swedesford Road
Wayne, Pennsylvania 19087



Independent Auditors
KPMG PEAT MARWICK LLP
90 South Seventh Street
Minneapolis, Minnesota 55402



Counsel
DORSEY & WHITNEY P.L.L.P.
220 South Sixth Street
Minneapolis, Minnesota 55402



This report and the financial statements contained herein are submitted for the general information of the shareholders of the corporation. The report is not authorized for distribution to prospective investors in the corporation unless preceded or accompanied by an effective prospectus for each of the Funds included. Shares in the Funds are not deposits or obligations of, or guaranteed or endorsed by, First Bank National Association or any of its affiliates. Such shares are also not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Investment in the shares involve investment risk including loss of principal amount invested.


FAIF-1303 5/95






                                     PART C

                               OTHER INFORMATION

ITEM 15.  INDEMNIFICATION.

     The first four paragraphs of Item 27 of Part C of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A, dated November 27, 1987, are incorporated herein by reference.

     On February 18, 1988 the indemnification provisions of the Maryland General Corporation Law (the "Law") were amended to permit, among other things, corporations to indemnify directors and officers unless it is proved that the individual (1) acted in bad faith or with active and deliberate dishonesty, (2) actually received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, had reasonable cause to believe that his act or omission was unlawful. The Law was also amended to permit corporations to indemnify directors and officers for amounts paid in settlement of stockholders' derivative suits.

     The Registrant undertakes that no indemnification or advance will be made unless it is consistent with Sections 17(h) or 17(i) of the Investment Company Act of 1940, as now enacted or hereafter amended, and Securities and Exchange Commission rules, regulations, and releases (including, without limitation, Investment Company Act of 1940 Release No. 11330, September 2, 1980).

     Insofar as the indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

     The Registrant maintains officers' and directors' liability insurance providing coverage, with certain exceptions, for acts and omissions in the course of the covered persons' duties as officers and directors.

ITEM 16.  EXHIBITS.

     1 Articles of Incorporation, as amended and supplemented through January 1995. (Incorporated by reference to Exhibit (1) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     2 Bylaws, as amended through January 1995. (Incorporated by reference to Exhibit (2) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     3    Not Applicable.

     4 Agreement and Plan of Reorganization is attached as Exhibit A to the Prospectus/Proxy Statement included in Part A of this Registration Statement on Form N-14.

     5    Not Applicable.

     6 Investment Advisory Agreement dated April 2, 1991, between Registrant and First Bank National Association, as amended and supplemented through August 1994. (Incorporated by reference to Exhibit (5)(a) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement o Form N-1A, File No. 33-16905.)

     7(a) Distribution Agreement [Class A and Class C] dated February 10, 1994 between Registrant and SEI Financial Services Company. (Incorporated by reference to Exhibit (6)(a) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-1690


     7(b) Distribution and Service Agreement [Class B] dated August 1, 1994, as amended September 14, 1994 between Registrant and SEI Financial Services Company. (Incorporated by reference to Exhibit (6)(b) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     7(c) Form of Dealer Agreement. (Incorporated by reference to Exhibit (6)(c) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     8    Not Applicable.

     9 Custodian Agreement dated September 20, 1993, between Registrant and First Trust National Association, as supplemented through August 1994. (Incorporated by reference to Exhibit (8) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File N 33-16905.)

  (10)(a) Form of Distribution Plan [Class A]. (Incorporated by reference to Exhibit (15)(a) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

  (10)(b) Class B Distribution Plan. (Incorporated by reference to Exhibit
          (15)(b) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

  (10)(c) Service Plan [Class B]. (Incorporated by reference to Exhibit
          (15)(c)) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

  (10)(d) Multiple Class Plan Pursuant to Rule 18f-3. (Incorporated by reference to Exhibit (18) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

   *11(a) Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to the legality of the securities being registered.

   *11(b) Opinion and Consent of Ober, Kaler, Grimes & Shriver, A Professional
          Corporation, with respect to matters of Maryland law.

   *12 Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to tax matters.

    13(a) Administration Agreement dated as of January 1, 1995 between
          Registrant and SEI Financial Management Corporation. (Incorporated by reference to Exhibit (9)(a) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

    13(b) Transfer Agency Agreement dated as of March 31, 1994, between
          Registrant and Supervised Service Company, Inc. (Incorporated by reference to Exhibit (9)(b) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

   *14    Consent of KPMG Peat Marwick LLP.

    15    Not Applicable.

   *16    Powers of Attorney of Directors signing the Registration Statement.

   *17(a) Rule 24f-2 Election of Registrant.

   *17(b) Form of Proxy Card.


*    Filed herewith.


ITEM 17.  UNDERTAKINGS.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

     As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Wayne, Commonwealth of Pennsylvania, on the 1st day of November, 1995.

                                           FIRST AMERICAN INVESTMENT FUNDS, INC.



ATTEST: /s/ Stephen G. Meyer               By: /s/ David G. Lee
        Stephen G. Meyer                       David G. Lee, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacity and on the dates indicated.

Signature                     Title                                 Date


/s/ Stephen G. Meyer          Controller (Principal                   **
Stephen G. Meyer              Financial and Accounting Officer)

       *                      Director                                **
Robert J. Dayton


       *                      Director                                **
Welles B. Eastman


       *                      Director                                **
Irving D. Fish


       *                      Director                                **
Leonard W. Kedrowski


       *                      Director                                **
Joseph D. Strauss


       *                      Director                                **
Virginia L. Stringer


       *                      Director                                **
Gae B. Veit


* By: /s/ Kathryn L. Stanton
      Kathryn L. Stanton
      Attorney in Fact

**    November 1, 1995.